Form 20-F
period 2021-06-30
Hywin Holdings Ltd.
filed 2021-10-12
CIK 1785680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-40238

Hywin Holdings Ltd.
(Exact name of Registrant as specified in its charter)
Cayman Islands
(Jurisdiction of incorporation or organization)
F3, Hywin Financial Centre 8 Yincheng Mid. Road Pudong New District, Shanghai 200120 People’s Republic of China +86 21 80133992 Email: IR@hywinwealth.com

(Address of principal executive offices)

Wai LOK, Chief Financial Officer
Telephone: +86 21 80133992 F3, Hywin Financial Centre 8 Yincheng Mid. Road Pudong New District, Shanghai 200120 People’s Republic of China
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each ADS represents two of our ordinary shares, par value US$0.0001 per share)	HYW	Nasdaq Global Market

Ordinary shares, par value US$0.0001 per share*		Nasdaq Global Market

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

50,000,000 ordinary shares (excluding 6,000,000 ordinary shares issued to the depositary for bulk issuance of ADSs, par value US$0.0001 per share, as of June 30, 2021)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes ☒ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
●	“AMAC” refers to the Asset Management Association of China;
●	“AUM” refers to assets under management, which represent a) the amount of capital contributions made by investors to asset management products that we manage, if the value of such products is not marked to market; and b) the net asset value of funds or discretionary mandates or advisory mandates that we manage, if the value of such funds or mandates is marked to market.
●	“CAGR” refers to compound annual growth rate;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong special administrative region, Macau special administrative region and Taiwan;
●	“EIT” refers to PRC enterprise income tax;
●	“HNWIs” refers to high net worth individuals with investable assets over US$1.0 million;
●	“Hywin,” “we,” “us,” “the Company,” “our company,” “the Group” and “our” refer to Hywin Holdings Ltd., its subsidiaries and the VIEs;
●	“Hywin Consulting” refers to Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.;
●	“MOFCOM” refers to the Ministry of Commerce of the PRC;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SAFE” refers to the State Administration of Foreign Exchange;
●	“transaction value” refers to the aggregate value of the financial products we distribute through our wealth management business during a given period;
●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and
●	“VIE” refers to variable interest entity.

Our reporting currency is Renminbi because the majority of our business is conducted in China and the majority of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate published by the People’s Bank of China. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.4601 to US$1.00 for figures on the balance sheet as of June 30, 2021, the exchange rate on June 30, 2021 published by the People’s Bank of China. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. In addition, unless the context indicates otherwise, all information in this annual report assumes no exercise by the underwriters of their over-allotment option.

Hywin Holdings Ltd. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with variable interest entities (the “VIEs”), namely, Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), Shanghai Hywin Network Technology Co., Ltd. (“Shanghai Hywin Network Technology”), and Shenzhen Panying Asset Management Co., Ltd. (“Shenzhen Panying”). Hywin does not own any equity interest in the VIEs. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the VIEs. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. As used in this annual report, “we”, “us”, or “our” refers to Hywin, its subsidiaries and the VIEs.

Our corporate structure is subject to risks relating to our contractual arrangements with the VIEs and their shareholders. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Hywin and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of the VIEs. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings, oversight on cybersecurity and data privacy, and the lack of adequate PCAOB inspection on our auditors. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our business strategies, plans, goals and objectives;
●	our future business development, financial condition and results of operations;
●	the expected growth of mainland China’s wealth management services market and asset management services market and Hong Kong’s asset management market and insurance brokerage market;
●	our expectations regarding demand for and market acceptance of our existing and future products and services;
●	projections of revenue, earnings, capital structure and other financial items;
●	the capabilities of our business operations;
●	expected future economic performance;
●	our expectation regarding the use of proceeds from our financing activities;
●	relevant government policies and regulations relating to the industries in which we operate;
●	the impact of the COVID-19 outbreak and other public health crises or natural disasters;
●	competition in the wealth management services industry, asset management services industry and the insurance brokerage industry; and
●	general economic and business conditions in the markets in which we operate.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains statistical data and estimates that we obtained from government and private publications. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this annual report involves a number of assumptions, estimates and limitations. The wealth management market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Hywin is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Hywin Consulting (the “WFOE”), in which we hold equity ownership interests, and (ii) the VIEs, namely Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), Shanghai Hywin Network Technology Co., Ltd. (“Shanghai Hywin Network Technology”), and Shenzhen Panying Asset Management Co., Ltd. (“Shenzhen Panying”). We have control over the VIEs through our WFOE. Our WFOE entered into a series of contractual arrangements with the VIEs and their shareholders, allowing us to exercise effective control over the VIEs. These agreements or their forms include: (i) Exclusive Technical Consultation and Service Agreements, which enable us to receive substantially all of the economic benefits of the VIEs, (ii) Voting Rights Proxy and Financial Supporting Agreements and Equity Pledge Agreements, which provide us with effective control over the VIEs, and (iii) Exclusive Option Agreements, which provide us with the option to purchase all of the equity interests in the VIEs. However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretations thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Corporate Structure.”

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report:

_________________

Notes:

(1)	Mr. HAN Hongwei holds 99% equity interest and Ms. HAN Yu, daughter of Mr. Han, holds the remaining 1% equity interest, respectively.
(2)	Ms. WANG Dian is the beneficial shareholder and holds the relevant shares through a nominee arrangement with Ms. WANG Pei, sister of Ms. WANG Dian.

Because all of our operations are conducted in China through our WFOE and the VIEs, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or a decline in the value of our ordinary shares.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Because these statements and regulatory actions are quite recent, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

A.Reserved

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Risks Related to Our Business

The products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

We distribute a broad variety of wealth management products, including private market investment products (“Private Market Investment Products”) and public market investment products (“Public Market Investment Products”), from which we generate distribution commissions, recurring fees and  performance-based fees. Through our Hong Kong subsidiaries, we also provide asset management products and derive management fees and performance-based fees, and facilitate sales of insurance products and derive one-time commissions. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers. Any such misconduct or violation of law may adversely affect the performance of the applicable products that we distribute or facilitate to sell and harm our reputation.

Our success depends, in part, on our successful identification and full appreciation of risks associated with such products. Not only must we be cautious about these risks in the design and development of our products and services, we must also accurately describe the risks associated with our products and services to, and evaluate them for, our clients. Our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks.

If we fail to identify and fully appreciate the risks associated with the products that we distribute or manage, or fail to disclose such risks to our clients in a sufficiently clear manner, our clients may suffer financial loss or other damages. If that occurs, our reputation, client relationship, business and prospects may be materially and adversely affected.

A drop or perceived drop in the investment performance for products we distribute, a decline in the value of the assets under our management or any decline in sales of our other services could adversely affect our revenues and profitability.

Investment performance is a key competitive factor for products distributed or managed by us. Strong investment performance helps us to retain and expand our client base and generate new sales of products and services. Strong investment performance is therefore an important element to our goals of maximizing the value of products and services provided to our clients or the assets under our management. There can be no assurance that products distributed or assets managed by us will outperform the product portfolios of our competitors or that our historical performance will be indicative of future returns. In addition, fraud and other deceptive practices by third parties in connection with underlying investments may lead to a significant adverse impact on the investment performance of relevant products. Any drop or perceived drop in investment performance as compared to our competitors could adversely affect clients’ confidence in products we distribute and result in a decline in sales of our wealth management services, which in turn may adversely affect our ability to launch new products in connection with our asset management business.

We also engage in asset management services. The profitability of our asset management services depends on fees charged based on the value of assets under management. Any impairment on the value of the assets we manage, whether caused by fluctuations or downturns in the underlying markets or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

A significant portion of the wealth management products we distribute have real estate or real estate-related business as their underlying assets. Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

To date, a significant portion of the wealth management products that we distribute involves real estate-related assets as their underlying investments. For the years ended June 30, 2019, 2020 and 2021, the total transaction value of such wealth management products accounted for 60.2%, 57.2% and 58.2%, respectively, of the total transaction value of all the wealth management products we distributed. We expect that such wealth management products will continue to account for a significant, though continuously decreasing, portion of the products we distribute.

The success of such products depends significantly on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for private residential real estate in China has grown rapidly in recent years, but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices.

Real estate products are also subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets. These risks include those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable and other factors that are beyond our control.

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures. Specifically, in the last few years, the PRC government at the national and local levels has adopted numerous policies to slow price increases in the real estate market and to curb speculative purchases by requiring more stringent implementation of housing price control measures. Such measures may depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate.

In addition, the AMAC released the Rules on the Management of Private Asset Management Plan Filing by Securities and Futures Institutions No. 4, or the No. 4 Filing Rules, on February 13, 2017 to regulate investments in real estate by securities and futures institutions. According to the No. 4 Filing Rules, the AMAC will not accept the filing application of private asset management plans or private funds investing into ordinary residential properties in popular cities, including Beijing, Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of debt investment and other specific ways of investment which are identified in the No. 4 Filing Rules. To comply with the No. 4 Filing Rules, we have adjusted our investment strategies. Furthermore, according to the Notice for Private Fund Registration (“Private Fund Registration New Notice”) issued by AMAC on December 23, 2019, AMAC will not accept the filing application of privately raised funds engaging in regular and commercial lending activities in form of entrustment loans, trust loans or other means. Accordingly, we have strategically distributed real estate products with debt investment nature from provincial- and municipal-level financial assets exchanges approved by respective local governments. Although the local financial assets exchanges with which we currently collaborate do not impose restrictions on underlying investment of the products we source and distribute, we cannot guarantee that they would not implement tightened regulatory requirements in line with the strict national financial supervision system in the future. In addition, we cannot assure you that the PRC government would not promulgate other laws and policies that may affect our business.

If significant fluctuations occur in China’s real estate industry, or the risks inherent in the ownership and operation of real estate assets materialize, the value of the wealth management products we distribute that are linked to (i) real estate or (ii) the construction and development of real estate projects may decline and default risks thereof may increase, resulting in decreased demand for products from our clients. Such products contribute to a significant portion of our revenues. Therefore, our revenues could be adversely affected, which in turn may materially and negatively affect our overall financial condition and results of operations.

We may fail to maintain or renew existing licenses or to obtain additional licenses and permits necessary to conduct our operations, or fail to comply with laws and regulations applicable to our business and services, and our business would be materially and adversely affected.

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. Depending on the type of products and services being offered, the business operation may be subject to the supervision and scrutiny by different authorities. To date, the PRC government has not adopted a unified regulatory framework governing the distribution or management of all types of wealth management products. However, there are laws and regulations governing wealth management products that we currently distribute in China, such as Private Market Investment Products and Public Market Investment Products. In addition, exchange administered products are also subject to the regulation of the local offices of finance at the provincial and municipal levels.

Currently, a license is required for the distribution of fund products (including Public Market Investment Products and Private Market Investment Products) in China. Our subsidiary, Hywin Fund Distribution Co., Ltd., has obtained a fund distribution license from China Securities Regulatory Commission (“CSRC”), and we distribute all the Public Market Investment Products and some Private Market Investment Products through this subsidiary. For the rest of the Private Market Investment Products, we may collect distribution commissions in the form of advisory service fees under advisory service agreements with the product providers, which is not prohibited by the current applicable laws and regulations. We also distribute exchange administered products sourced from local financial assets exchanges. However, as the wealth management services industry and asset management industry in China are at an early stage of development, there are substantial uncertainties regarding the interpretation and application of the relevant laws and regulations, and new applicable laws and regulations may be adopted to address issues that arise from time to time or to require additional licenses and permits for distribution of fund products, exchange administered products, and other type of products we may distribute in the future. For example, on August 28, 2020, the CSRC issued the Supervision Measures on Publicly Raised Securities Investment Funds Sales Agencies, or the Sales Agency Measure, effective from October 1, 2020, and its implementation rules, pursuant to which, among others, marketing and promoting funds, opening fund transaction accounts for investors, handling the offering, subscription and redemption of fund units as well as providing inquiry about the information on fund transaction accounts, with securities investments are deemed to be fund selling activities, thus requiring a “securities and future operation license”. We currently hold such a license. However, we still need to comply with the Sale Agency Measure and other applicable laws and regulations.

In addition, fund managers managing privately raised funds are required to register with AMAC, and unregistered individuals or institutions are not permitted to conduct securities investment activities under the names of “funds” or “asset management.” To comply with PRC laws, we conduct our asset management business through licensed fund managers. Any violation of CSRC or AMAC regulation would negatively impact our registration with AMAC. We cannot assure you that we will be able to maintain our qualification to distribute fund products. Furthermore, new laws and regulations may impose additional restrictions on our business operations. For example, in December 2019, the AMAC amended the Notice regarding Filing of Private Investment Fund, or the Filing Notice, which provides that, among others, private investment funds should not make debt investments. If the underlying assets of a private investment funds are debt, such private investment funds will not be able to complete the filing with the AMAC. On December 30, 2020, CSRC issued Several Provisions on Strengthening the Regulation of Private Investment Funds, pursuant to which, managers of the private investment funds, private investment fund sales agencies and their practitioners shall not directly or indirectly commit certain specified acts in the course of fund raising.

We cannot assure you that we will be able to maintain our existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. We have engaged in frequent dialogues with relevant regulatory authorities in China in an effort to stay abreast of developments of the regulatory environment. However, if new PRC regulations promulgated in the future require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely manner, or at all. If any of these occurs, our business, financial condition and prospects would be materially and adversely affected.

If certain categories of products currently traded on local financial assets exchanges become restricted or prohibited, or if local financial assets exchanges are prohibited from listing exchange administered products, our business, financial condition and prospects would be materially and adversely affected.

The PRC government has not adopted a national regulatory framework governing local exchanges or the listing, trading and distribution of exchange administered products. The local financial assets exchanges are established upon approval of the local governments, and the exchange administered products listed and traded on these exchanges are filed with and approved by local financial assets exchanges under the supervision of the offices of finance at the municipal and provincial levels. Pursuant to the Implementation Opinions on Straightening Out and Rectifying Various Types of Trading Venues (“Document 37”), promulgated by the General Office of the State Council on July 12, 2012, the establishment of a new exchange shall be approved by provincial level government except otherwise approved by State Council or the financial administrative department of State Council.  Local government issued related laws and regulations for the supervision of local exchanges. If any significant product types are discouraged by the local government authorities, our product portfolio, distribution services and related revenues may be negatively impacted. In addition, we cannot assure you that the government authorities will not issue new laws and regulations restricting the trading of our financial assets products.

In addition, although the local financial assets exchanges are mainly approved and regulated by the local government subject to certain administrative provisions issued by the State Council, we cannot guarantee that they would not be covered by the tightened national financial supervision system. If they are subject to approval or guidance of any national regulatory bodies, such as the People’s Bank of China, China Banking and Insurance Regulatory Commission, or the China Securities Regulatory Commission, these financial assets exchanges may be prohibited from listing certain or all of the products currently traded on such exchanges, or be prohibited from engaging in such listing and trading services. In such circumstances, we may have to cease the distribution of exchange administered products, and as a result, our business, financial condition and prospects would be materially and adversely affected.

We may not be able to continue to retain or expand our HNWI client base or maintain or increase the amount of investments made by our clients in the products we distribute.

We target China’s HNWIs as our clients. In light of China’s continuously evolving wealth management services for HNWIs, we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products that we distribute, the asset management products that we manage, or the insurance products we facilitate to sell. As this industry in China is at an early stage of development with a highly fragmented nature and has low barriers to entry, our existing and future competitors may be better equipped to capture market opportunities and grow their client bases faster than us. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain or grow our client base. We may lose our competitive positioning if we fail to maintain or further grow our client base at the same pace. A decrease in the number of our clients or a decrease in their investments in the products that we distribute or manage may reduce revenues derived from commissions, service fees, management fees and performance-based fees. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or funds we manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn adversely affect our financial condition and results of operations.

Any material decrease in the fee rates of commissions, management fees, and performance-based fees for our services may have an adverse effect on our revenues, cash flows and results of operations.

We derive a majority of our revenues from one-time commissions. In addition, we are entitled to receive management fees and performance-based fees from wealth management services and asset management services. The commission, management fee, and performance-based fee rates vary from product to product. Although the fee rates within any given category of the products we distribute remained relatively stable during the applicable periods referenced in this annual report, future commission, management fee, and performance-based fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers. These factors, which are not within our control, include the capacity of product providers to generate new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost, the availability of alternative products to clients and the tax deductibility of commissions and fees. Because we do not determine, and cannot predict, the timing or extent of commission and fee rate changes with respect to the wealth management products, asset management products, and insurance products, it is difficult for us to assess the effect of any of these changes on our operations. In order to maintain our relationships with the product providers and to enter into contracts for new products, we may have to accept lower commission rates or other less favorable terms, which could reduce our revenues.

We receive a large portion of our net revenues from a limited number of financial product providers and customers, and any adverse changes in our relationships with such financial product providers and customers or in their business and financial conditions may cause significant fluctuations in our revenue and impact our business.

Although we endeavor to source wealth management business from a broad coverage of product providers in the market, due to our stringent screening process and rigorous risk management standards, a large portion of the products distributed by us are sourced from a limited number of product providers, which are treated as our customers for accounting purpose. For the years ended June 30, 2019, 2020 and 2021, our top three customers accounted for 31%, 51% and 36% of our total net revenues, respectively, and our top five customers accounted for 43%, 60% and 50% of our total net revenues, respectively. It is likely that we will continue to be dependent upon a limited number of product providers, including related parties, for a significant portion of our revenues for the foreseeable future.

We cannot assure you that our client relationships will continue to develop or if these customers will continue to generate significant revenue for us in the future. Any failure to maintain our existing client relationships or to expand our client base will materially and adversely affect our results of operations and financial condition. If we lose any of our major product providers or any of these product providers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced if we are unable obtain alternative product providers on a timely basis with similar or favorable commercial terms, or at all. In addition, our relationships with product providers are governed by distribution agreements or advisory service agreements or brokerage service agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution or brokerage of particular products. These agreements typically are entered into on a product-by-product basis and expire at the expiration date of the relevant product. For any new products, new agreements need to be negotiated and entered into. If product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their financial products, or the terms of our contracts with them become less beneficial to us, our business and results of operations could be materially and adversely affected. In addition, if any of our major product providers fail to make timely payments to us or encounter difficulties or cease to issue fund products we distribute, our business, financial condition and results of operations may be materially and adversely affected.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition are critical to the success of our business. We believe a sound reputation and a well-recognized brand are crucial to increasing our client base, which in turn facilitates our effort to monetize our services and enhance our attractiveness to our clients and product providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate.

Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, complaints from and disputes with our clients, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management service providers or wealth management product distributors can also damage our reputation. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors and partners, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

We face significant competition in the wealth management service industry, we could lose our market share and our results of operations and financial conditions may be materially and adversely affected.

We operate in an increasingly competitive environment and compete for clients on the basis of, among other things, product offering, client services, branch network, reputation and brand name. In the wealth management service industry, we face competition primarily from commercial banks, non-bank traditional financial institutions such as securities firms, asset management firms, trust companies and insurance companies, and non-traditional financial institutions such as other large independent wealth management companies and online wealth management platforms. In addition, there is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. New competitors that are better adapted to the wealth management services industry may emerge, which could cause us to lose market share in key market segments.

Our competitors may have greater financial and marketing resources than we do. For example, the commercial banks we compete with tend to enjoy significant competitive advantages due to their nationwide distribution network, established brand and credibility, and much larger client base and execution capabilities. Moreover, many of the wealth management product providers with whom we currently have relationships, such as fund managers or securities firms, are also engaged in, or may in the future engage in, the distribution of wealth management products and they may benefit from their vertical integration of manufacturing and distribution.

Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations.

The product providers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and in turn, our results of operations. Although we conduct due diligence on our business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

Our business could be and has been affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. A strain of SARS-CoV-2, which causes the COVID-19 disease, was first reported in December 2019. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. With an aim to contain the COVID-19 outbreak, the PRC government has imposed various strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations.

This outbreak has led to temporary closure of our wealth service centers in some locations in February 2020 with a significant portion of our employees working from home. Although we adapted to flexible working mode and were able to provide services to our clients remotely during February and March 2020 and have gradually resumed normal operations since March 2020, we still experienced business disruption as a result of disease containment measures in response to the COVID-19 outbreak. In addition, we and our clients experienced limitations in having face-to-face meetings due to quarantine measures and travel bans imposed by the government to contain the spread of this outbreak. Furthermore, although the severity of epidemic containment requirements and level of emergency response to the COVID-19 outbreak have been gradually downgraded in China, we are still subject to regular prevention and control measures, which may still affect our work efficiency and productivity and cause delay or cancellation in our offline events, and in turn adversely affect our business.

Additionally, as COVID-19 continues to be a worldwide health crisis, it has adversely affected the global economy and financial markets. Although the COVID-19 outbreak has had a limited impact on our results of operations for the year ended June 30, 2021 and our net revenues increased as compared to the year ended June 30, 2020, the extent to which the COVID-19 outbreak will impact our future financial condition and results of operations cannot be reasonably assessed at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our clients for the foreseeable future, among others. While most of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the virus. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volumes, disrupt our business operations and adversely affect our results of operations.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including the non-compliances with laws and regulations or our internal policies and procedures.

We have devoted significant time and resources to developing our risk management policies and procedures and plan to continue to do so. However, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behaviors, existing market practices or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective.

Before launching a product, we follow stringent product selection procedures to evaluate important and complex business, financial, tax, accounting and legal issues of product candidates and providers. Nevertheless, when following such procedures and making an assessment regarding product candidates, we rely on the resources available to us, including information provided by the product providers, which may not always be accurate, complete, up-to-date or properly evaluated. Accordingly, we cannot assure you that the due diligence investigations that we carry out with respect to any products will reveal or highlight all relevant facts that may be necessary or helpful in evaluating such products. Instances of fraud, accounting irregularities and other deceptive practices can be difficult to detect.

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and mitigate, and could harm our business, results of operations or financial performance. Historically, we identified certain deficiencies in tax matter handling and reporting. Specifically, we did not timely pay certain value-added tax and income taxes in full as required by the competent tax authorities in China, and recorded the unpaid taxes as value-added tax and income tax payables as of June 30, 2019, 2020 and 2021.

Additionally, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. If certain investors do not meet the relevant qualification requirements under relevant product agreements or under applicable laws, we may also be deemed in default of the obligations required in our contract with the product providers, or be subject to claims raised by other investors in the products. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Furthermore, historically we engaged an independent third party to receive commissions from certain product providers and pay the commissions to our relationship managers on our behalf. All relevant individual income tax withholding responsibility was assumed by the independent third party. We terminated these business arrangements by December 31, 2020. Although the arrangements did not impact our financial results, and all the revenues and expenses were recognized and accounted for in accordance with our accounting policies, such historical arrangements might have resulted in compliance deficiencies. We cannot assure you whether the tax authorities may decide to take any enforcement actions on the above arrangements or their decisions may adversely affect our compliance liabilities.

Misconduct of our relationship managers or other employees could harm our reputation or lead to regulatory sanctions or litigation costs.

Misconduct of our relationship managers or other employees could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Their misconduct could include the following:

●	negligently or intentionally ignoring facts that are material to assessing and selecting product candidates; engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management products to clients;
●	improperly using or disclosing confidential information of our clients, wealth management product providers or other parties;
●	concealing unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or
●	otherwise not complying with laws and regulations or our internal policies or procedures.

We have established an internal compliance system to supervise service quality and regulation compliance; however, we cannot always deter misconduct of our relationship managers or other employees and the precautions we take to prevent and detect misconduct may not be effective in all cases. We cannot assure you, therefore, that misconduct of our relationship managers or other employees will not lead to a material adverse effect on our business, results of operations or financial conditions.

We may not be able to effectively implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

We commenced our business in 2006, and have grown and expanded significantly since our inception. We believe that our continued growth will depend on our ability to effectively implement our business strategies and address the above listed factors that may affect us. In order to strengthen our market position in the wealth management industry, we intend to strengthen and expand our product offering, continue to invest in our branch network and expand our international presence, and invest in technology to improve operational efficiency, all of which require us to further expand, train, manage and motivate our workforce and maintain our relationships with our clients, product providers, and other industry players such as financial institutions and asset management companies. Our operational expenses may increase due to establishment of additional offices and wealth service centers so as to increase our market penetration. We anticipate that we will also need to implement a variety of enhanced and upgraded operational and financial systems, procedures and controls, including the improvement of office administration system and other internal management systems. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and significant additional expenditure. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. In addition, we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We and our directors and/or executive officers may be involved from time to time in legal or administrative proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we and our directors and/or executive officers may be involved in legal or administrative proceedings and commercial disputes. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, lawsuits or disputes brought by our clients who have bought wealth management and asset management products based on our recommendations and insurance products for which we facilitated the sales, employment matters and other regulatory compliance matters. There can be no assurance that any proceedings and claims, should they arise, will not have a material adverse effect on our business, results of operations and financial condition.

This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, or when clients or investors are experiencing losses. Although we are not liable for the loss of our clients arising from their own investments decisions and we do not provide any guarantees of returns with respect to the products, however, we may be involved in legal proceedings, commercial disputes, complaints from and disputes with our clients regardless of its ground. Furthermore, actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. The contracts between ourselves and wealth management product providers do not provide for indemnification for our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in us incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

If we breach the contractual obligations under the asset management agreements or fiduciary duties we owe to counterparties in connection with our asset management service business, our results of operations will be adversely impacted.

As we intend to provide asset management service business in PRC, we may be exposed to indemnity or other legal liabilities if we are deemed to have breached our legal obligations as fund managers under the asset management agreements or fund subscription agreements, and are therefore susceptible to legal disputes and potentially significant damages. If we serve as the general partner for the funds that are in the form of a limited partnership, we may be required to manage the funds for the limited partners or the investors. If we are deemed to have breached our fiduciary duty, we may be exposed to risks and losses related to legal disputes. We would bear unlimited joint and several liabilities for the debts of any asset managed by us out of all our assets as general partners. We cannot assure you that our efforts to further develop the asset management business will be successful. If our asset management business fails, our future growth may be materially and adversely affected and our reputation and credibility may be damaged among our target clients.

We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in increased share-based compensation expenses.

On January 1, 2016, 2017 and January 8, 2018, Hywin Wealth Management granted 8,998,465 options to its employees and directors to purchase an aggregate of 8,998,465 shares of Hywin Wealth Management under the original 2018 Plan. In August 2018, Hywin Wealth Management repurchased 1,495,995 options issued and outstanding, following which a total of 7,502,470 options remained outstanding. Due to the changes in fair value, we recognized RMB5.6 million and RMB(0.4) million of share-based compensation expenses/(benefits) for the years ended June 30, 2019 and 2020, respectively. We recognized RMB21.9 million (US$3.3 million) of share-based compensation expenses for the year ended June 30, 2021. See “Item 6. Directors and Senior Management—B. Compensation—Share Incentive Plans” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Operating Costs and Expenses—Share-based Compensation Expenses/(Benefits).” We may incur such expenses in future periods under the restated 2018 and 2019 Plans and any future awards under other plans. In addition, we may still grant share options and other share-based incentives in the future, which may record significantly share-based compensation expenses in our profit or loss statement. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will adversely affect our results of operations and dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and relationship managers, and we will continue to grant share-based compensation to directors, employees or relationship managers in the future.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information of product offering, clients and transactions. The proper functioning of our client transactions and services, sales management, financial control, accounting, and other information technology systems, together with the communication systems between our various wealth service centers and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability. In addition, as we plan to invest in intelligence client service platform and relationship manager management platform, we cannot assure you that no additional licenses or permits under relevant laws and regulations to own or use such platforms or IT infrastructure would be required, or that we would be able to obtain additional licenses or permits. If we are unable to obtain such licenses or permits, or be forced by governmental authorities to dismantle such infrastructure, we may not be able to recoup our investments and our future prospects and profitability may be materially and adversely affected. In addition, we operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings, oversight on cybersecurity and data privacy, and lack of adequate PCAOB inspection on our auditors. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection.

Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.

Our future success depends heavily on the continued services of our current executive officers. We also rely on the skills, experience and efforts of other key employees, including management, marketing, support, research and development, technical and services personnel. If one or more of our executive officers or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements easily or at all, which may disrupt our business operations. If any of our executive officers or other key employees joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members.

We also rely on the skills, experience and efforts of our professionals, including our relationship managers and product development personnel. Our relationship managers mainly recommend wealth management products. The investment performance of products we distribute or assets we manage and the retention of our clients are dependent upon the strategies carried out and performance by such employees.

The market for these talents is extremely competitive and we may face the following risks:

●	there is no assurance that we can continue to successfully retain high quality relationship managers to support our further growth;
●	even if we could retain existing relationship managers, we may fail to attract new relationship managers or may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their jobs;
●	if we are unable to attract, train and retain highly productive relationship managers, our business could be materially and adversely affected; and
●	competition for relationship managers may also force us to increase the compensation of such employees, which would increase operating cost and reduce our profitability.

If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our financial condition and results of operations could be materially and adversely impacted.

Our chairman of the board is able to control and exert significance influence over our company, and his interest may be different from or conflict with that of our other shareholders.

As of June 30, 2021, Mr. Han beneficially owns an aggregate of 71.16% of our outstanding share capital. As more than 50% of the voting power for the election of directors is held or directed by Mr. Han Hongwei, we are a “controlled company” within the meaning of the NASDAQ listing rules. As a result of this high level of shareholding, Mr. Han is able to exert a significant degree of influence or actual control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Han may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information regarding our clients, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We face various security threats on a regular basis, including cyber-security threats to and attacks on our technology systems that are intended to gain access to our confidential information, destroy data or disable our systems.

Regulatory authorities in China have implemented, and are considering, a number of legislative and regulatory proposals concerning data protection. For example, the Cyber Security Law of PRC, or the Cyber Security Law, which became effective in June 2017, created China’s first national-level data protection for “network operators” which may include all network service providers in China.  The PRC Civil Code, which became effective on January 1, 2021, also stipulates that the personal information of a natural person shall be protected by the law.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and will take effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and solidifying the primary responsibility for information security of overseas listed companies, and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

In addition, the PRC State Administration for Market Regulation, or the SAMR, and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect on October 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. On April 19, 2021, the PRC Standardization Administration issued the Information Security Technology — Personal Information Security Measurement and Evaluation Specification in Mobile Internet Applications (Revised Draft for Comments), or the Measures for Mobile Internet Applications, to collect public comments. The deadline for collecting comments is June 18, 2021. Based on the Information Security Technology — Personal Information Security Specification (2020 edition), the Measures for Mobile Internet Applications put forward the personal information security requirements, stipulate the implementation process and evaluation method of App personal information security assessment. To provide reference for identifying App's illegal collection and use of personal information, the CAC, MIIT, SAMR and the Ministry of Public Security, collectively released the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, on November 28, 2019, which took effect on the same day. On March 12, 2021, the MIIT, SAMR and the Ministry of Public Security released the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effected on May 1, 2021, which stipulates that operators of mobile Internet applications (APPS) shall not deny users access to basic App functions because users do not agree to collect unnecessary personal information. According to Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, for the investment and wealth management APPs, the basic functional services include, among others, investment and wealth management services relating to shares, futures, funds, bonds.

We are in the process of applying for certificates of cybersecurity with respect to our operating subsidiaries. The compliance with the regulations could be expensive, and the reduction in our ability to collect, transfer and use data due to tightened regulations could also have an adverse effect on our business.

Furthermore, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. According to these provisions, no person or entity is allowed to produce, release, or disseminate information that infringes upon the personal information security of children aged below 14. Network operators collecting, storing, using, transferring, or disclosing children’s personal information are required to enact special protections for such information.

The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC Ministry of Public Security, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (i) illegal collection and use of personal information of users by an application and a software development kit, (ii) setting up obstacles and frequently harassing users, (iii) cheating and misleading users, and (iv) inadequate implementation of application distribution platforms’ responsibilities.

If we do not take adequate measures to prevent security breaches and maintain adequate internal controls or fail to implement new or improved controls, data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition. At the same time, compliance with the regulations could be expensive, and the reduction in our ability to collect, transfer and use data due to increased regulation could also have an adverse effect on our business.

It is unclear whether we and the VIEs will be subject to the oversight of the Cyberspace Administration of China and how such oversight may impact us. Our and the VIEs’ business could be interrupted or we and the VIEs could be subject to liabilities which may materially and adversely affect the results of our and the VIEs’ operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the Measures for Cybersecurity Censorship (the “Cybersecurity Review Measures”), if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we and the VIEs have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments), or the “Draft Measures” to collect public comments. The deadline for collecting comments was July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purpose, there is still uncertainty regarding the Draft Measures as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

If the Draft Measures are enacted as proposed, we believe we and the VIEs would not be subject to the cybersecurity review by the CAC, given that: (i) we and the VIEs do not possess a large amount of personal information in our and the VIEs’ business operations; and (ii) data processed in our and the VIEs’ business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Draft Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the VIEs will take all reasonable measures and actions to comply with and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and the VIEs can fully or timely comply with such laws. In the event that we and the VIEs are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the VIEs face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the VIEs may be further required to suspend our and the VIEs’ relevant business, shut down our and the VIEs’ website, or face other penalties, which could materially and adversely affect our and the VIEs’ business, financial condition, and results of operations. In addition, if any of these events causes us unable to direct the activities of the VIEs or lose the right to receive their economic benefits, we and the VIEs’ may not be able to consolidate the VIEs into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights in our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or prevent piracy will prove to be sufficient. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as those in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from, third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Confidentiality agreements with employees, product providers and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

We require our employees, product providers and others to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information. These agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We have limited insurance coverage.

We maintain various insurance policies to safeguard against risks and unexpected events. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees, as well as officers and directors insurance. However, as the insurance industry in China is still evolving, insurance companies in China currently offer limited business-related insurance products. Other than property and casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and we do not maintain insurance to cover our business or interruption of our business, litigation or product liability, which is permitted by the applicable laws and in line with the industry practice. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audits of our consolidated financial statements for the year ended June 30, 2021, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient resources with U.S. GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner; (ii) our lack of key monitoring mechanisms such as internal audit department to oversee and monitor our risk management, business strategies and financial reporting procedures, and also our lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements. To remediate the material weakness identified in internal control over our financial reporting, we have: (a) hired an experienced outside consultant with adequate experience with U.S. GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts (including all of our subsidiaries) will be submitted to the office of its chief administrative officer for retention.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses, we have implemented and are continuing to implement a number of measures to address the material weakness identified. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that it has been fully remedied. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, may be materially and adversely affected.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report beginning with our second annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed or operated, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may have placed a significant strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the wealth management or asset management business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We primarily engage in the distribution of wealth management products to HNWIs in China. In practice, the foreign shareholder of a distributor of mutual funds is required to be a financial institution with asset management or relationship management experience, good financial standing and reputation, and such a foreign shareholder shall be located in a place where its national authority has signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. Accordingly, we are currently not eligible to conduct our wealth management business by directly establishing a foreign-invested asset management company. In order to conduct our wealth management services, we have entered into contractual arrangements through Hywin Wealth Management which has such qualifications. Our contractual arrangement with Hywin Wealth Management and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Hywin Wealth Management; (2) receive 100% of the economic benefits from Hywin Wealth Management in consideration for the services provided by Hywin Wealth Management; and (3) have an exclusive option to purchase most or part of the equity interests in Hywin Wealth Management when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of Hywin Wealth Management and hence consolidate the financial results of Hywin Wealth Management and its subsidiaries into our consolidated financial statements under U.S. GAAP. In addition, PRC laws and regulations imposed restrictions on foreign ownership of companies that engage in asset management in practice, such as our subsidiary Shenzhen Panying. Furthermore, Shanghai Hywin Network Technology (上海海银网络科技有限公司) is expanding its business into market research and consultation services, which are also a business subject to foreign ownership restrictions. Due to these restrictions in PRC law or in practice on foreign ownership, we conduct our business in China through our variable interest entities by way of a series of contractual arrangements.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the wealth management or asset management business, or if the PRC government otherwise finds that we, Hywin Wealth Management, Shenzhen Panying, Shanghai Hywin Network Technology or any of their subsidiaries or branches are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business license and/or operating license that such entities currently have or obtain in the further;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from Hywin Consulting or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs;
●	restricting or prohibiting our use of the proceeds of our financing activities to finance our business and operations in China; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Our business may be deemed as a foreign investment under Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. Since the Foreign Investment Law is newly enacted, uncertainties still exist in relation to its interpretation and implementation.

The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled via contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment.

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. In the event that our VIEs and their subsidiaries through which we operate our business are not treated as domestic investment and our operations carried out through such VIEs and their subsidiaries are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In addition, the Foreign Investment Law provides that existing foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that we may be required to adjust the structure and corporate governance of certain of our PRC entities then. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIEs and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our VIEs, Hywin Wealth Management, Shanghai Hywin Network Technology, and Shenzhen Panying and their respective shareholders to operate a portion of our operations in China, including wealth management services, asset management services and insurance brokerage services. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. These risks exist throughout the period in which we operate our businesses through the contractual arrangements with our VIEs. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their shareholders fail to perform their obligations, including without limitation, the failure to complete the registration under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, claiming damages or other contract remedies. We cannot assure you that such enforcement or remedies against the shareholders or third parties will be effective under PRC laws.

In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our VIEs and their subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our VIEs and their subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

Any failure by our VIEs and their subsidiaries or the shareholders of VIEs to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. If the imposition of government actions causes us to lose our right to direct the activities of VIEs and their subsidiaries or our right to receive substantially all the economic benefits from VIEs and their subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of VIEs and their subsidiaries.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we, our subsidiaries or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our VIEs, our subsidiaries and us were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose interest and/or other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay interests and/or other penalties on the adjusted but unpaid taxes.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs and their subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premise and licenses. If our VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Hywin Consulting, our PRC subsidiary, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Hywin Consulting incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Hywin Consulting currently has in place with our VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, Hywin Consulting, as a wholly foreign-owned enterprise in the PRC, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise such as Hywin Consulting is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of Hywin Consulting to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in Mainland China and Hong Kong

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of financial services businesses, service providers and financial products we distribute.

The PRC government extensively regulates the financial services industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the financial services industry, including wealth management and asset management companies. These financial service-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the financial services business include, but are not limited to, the following:

●	there are uncertainties related to the regulation of the wealth management and asset management business in China, including evolving licensing practices. Operations at some of our subsidiaries and consolidated entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses; and
●	the evolving PRC regulatory system for the financial service industry may lead to the establishment of new regulatory agencies. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the financial services industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, financial services businesses in China, including our business. There are also risks that we may be found in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of financial services business.

Besides, the regulations relating to financial services or products may change, and as a result we may be required to discontinue the supply of certain wealth management products that we currently distribute or cease managing certain products in our asset management business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and our VIEs are subject to laws, rules and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our businesses in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The value of the Renminbi and H.K. dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar. The conversion of the RMB into foreign currencies, including the U.S. dollar and the Euro, is based on rates set by the People’s Bank of China. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

Most of our revenues and substantially all of our costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from our financing activities and our concurrent private placement, into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company may rely on dividend payments from our PRC subsidiary, Hywin Consulting, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our financing activities to make loans to our PRC subsidiary and our VIEs, or to make additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our financing activities, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, Hywin Consulting, which is treated as an FIE under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or the SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015. According to Circular 19, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a FIE is regulated such that Renminbi capital may not be used for the issuance of Renminbi entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows Renminbi capital converted from foreign currency denominated registered capital of a FIE to be used for equity investments within the PRC, it also reiterates the principle that Renminbi converted from the foreign currency denominated capital of a FIE may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our financing activities, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our VIEs and their subsidiaries. Meanwhile, we are not likely to finance the activities of our VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by our VIEs and their subsidiaries.

In light of the various requirements imposed by of PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or our VIEs and their subsidiaries or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our financing activities and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and all of these shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. In addition, pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before exercising their rights. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company – B. Business Overview - Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of the ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The enforcement of the Labor Contract Law and other labor related regulations in the PRC may adversely affect our business and our results of operations.

In June 2007, the National People’s Congress of China enacted the Labor Contract Law, which was amended on December 28, 2012 and became effective on July 1, 2013. Compared to the Labor Law, the Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts subject to certain conditions or after the employee has worked for the employer for ten consecutive years. The employer also has to pay compensation to an employee if the employer terminates an unlimited-term labor contract. Such compensation is also required when the employer refuses to renew a labor contract that has expired, unless it is the employee who refuses to extend the expired contract. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective in January 2008 and the Implementation Rules on Paid Annual Leave for Employees, which became effective in September 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who are deprived of such vacation time by employers shall be compensated with three times their regular salaries for each of such vacation days, unless it is the employees who waive such vacation days in writing. Since our success largely depends on our qualified employees, the implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses. In the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10.0 billion and at least two of these operators each had a turnover of more than RMB400.0 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2.0 billion, and at least two of these operators each had a turnover of more than RMB400.0 million within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the wealth management or asset management business requires security review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the abovementioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. The M&A Rules requires a foreign investor to obtain the approval from the MOFCOM or its local counterpart only upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

Our PRC subsidiary and consolidated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiary, Hywin Consulting, as well as consulting and other fees paid to us by our consolidated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, and service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiary and consolidated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Failure to comply with PRC regulations regarding the registration of outbound direct investment may subject us or our actual controller to fines and legal or administrative sanctions.

Historically, before we established our offshore holding structure, our PRC operating entity, Hywin Wealth Management established Haiyin Wealth Management (Hong Kong) Limited in Hong Kong, which thereafter acquired our HK licensed companies, Hywin International Insurance Broker Limited and Hywin Asset Management (Hong Kong) Limited. Under the applicable PRC laws and regulations, PRC entities need to obtain approvals from or file with the National Development and Reform Commission, or the NDRC and the Ministry of Commerce, or the MOFCOM, or their local branches before conducting any overseas investments, and are also required to apply for additional approvals or file or make certain amendments if any change occurs to such overseas investments. Hywin Wealth Management has filed with the relevant branch of the MOFCOM and NDRC for investing in Haiyin Wealth Management (Hong Kong) Limited, but failed to update such filing for Haiyin Wealth Management (Hong Kong) Limited’s further investments in Hywin International Insurance Broker Limited and Hywin Asset Management (Hong Kong) Limited. As of the date of this annual report, we have not received any rectification requirements or penalties from the NDRC or the MOFCOM. However, we cannot assure you that these rectifications will fully satisfy the relevant regulatory authorities’ requirements or we will not be subject to investigation or scrutiny from regulators even though we had not yet received any negative opinion or penalty for our historical overseas investments so far. If the NDRC or the MOFCOM imposes any penalties on us or requires us to make any further rectifications, our business and results of operations may be materially and adversely affected.

According to the relevant regulations made by SAFE, any domestic organization or individual that seeks to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas shall make the appropriate registrations in accordance with State Council foreign exchange administrative department provisions.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops (a Chinese stamp or seal) or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAIC.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiary and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiary and consolidated entities have signed employment undertaking letters with us or our PRC subsidiary and consolidated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary or consolidated entities, we, our PRC subsidiary or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties may be challenged, which could cause significant disruption to our business.

We lease all the premises used in our operations from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices could be materially and adversely affected.

Moreover, certain lessors have not provided us with valid ownership certificates. Under the relevant PRC laws and regulations, if the lessors are unable to obtain certificate of title because such properties were built illegally or failed to pass the inspection or other reasons, such lease contracts may be recognized as void and as a result, we may be required to vacate the relevant properties. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. As a result, we cannot assure you that we will not be subject to any challenges, lawsuits or other actions taken against us with respect to the properties leased by us for which the relevant lessors do not hold valid title certificates. If any of such properties were successfully challenged, we may be forced to relocate our operations on the affected properties and may be forced to cease these activities in the event we face challenges in relation to our properties. If we fail to find suitable replacement properties on terms acceptable to us for the affected operations, or if we are subject to any material liability resulting from third-party challenges for our lease of properties for which we or our lessors do not hold valid titles, our business, financial condition and results of operations may be materially and adversely affected.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We have not registered certain of our lease agreements with the relevant government authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage level in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our clients, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which was amended on December 29, 2018, and came into effect on the same day. In April 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2019 and came into effect on the same day. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees various social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Recently, the PRC government enhanced its measures relating to social insurance collection, which lead to stricter enforcement. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders which may further subject us to administrative fines. As the interpretation and implementation of labor related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. We have been routinely contributing to our employee’s social insurance and housing provident funds and have outsourced the funds’ administrative functions to third party agents. However, we have not fully paid the social insurance payment and housing provident funds for all of our employees as required by applicable PRC regulations. In addition, we also distribute some of the bonus for our employees through our offshore holding companies. We cannot guarantee that the amount of social insurance contributions we would be required to pay will not increase, nor that we would not be required to pay any shortfalls or be subject to any penalties or fines, any of which may have a material and adverse effect on our business and results of operations.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report include audit documentation located in China. The PCAOB may not be able to inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm issued an audit opinion on the financial statements included in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB.

Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020.  However, recent developments with respect to audits of China-based companies, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB's request for audit workpapers without the approval of the Chinese authorities.  As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditors through such inspections.

Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The PCAOB is currently unable to conduct inspections of audit firms located in Mainland China and Hong Kong. The PCAOB is currently able to conduct inspections of U.S. audit firms where audit work papers are located in China. However, the PCAOB requests for workpapers are subject to approval by Chinese authorities. If our auditors are not permitted to provide requested audit work papers located in China to the PCAOB, investors would be deprived of the benefits of the PCAOB’s oversight of such auditors through such inspections.

In addition, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 4, 2020, former U.S. President Donald J. Trump issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, including China, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, the PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If we fail to meet the new listing standards before the deadline specified thereunder, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, securities of our trading in the United States.

Should the PCAOB be unable to fully conduct inspections of our auditor’s work papers in China, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future or imported products begin to be or continue to be listed on our platforms, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the consumer demand for certain products listed on our platforms, prevent us from being able to list certain products on our platforms or provide services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

It is unclear whether we will be subject to the oversight of the Cyberspace Administration of China (CAC) and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Measures for Cybersecurity Censorship (the “Cybersecurity Review Measures”), which was promulgated on April 13, 2020 and came into force on June 1, 2021, if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) (“Draft Measures”) to collect public comments. The deadline for collecting comments is July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purpose, there is still uncertainty regarding the Draft Measures as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

If the Draft Measures is enacted as proposed, there are uncertainties as to how the Draft Measures will be interpreted or implemented and whether we will be subject to cybersecurity review by the CAC. It is also uncertain whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

While we strive to comply with all laws in the cybersecurity area, we cannot assure you that the PRC regulatory agencies would necessarily share our interpretation of such laws, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variation in our revenues, earnings, cash flow and data related to our user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	regulatory developments in our target markets affecting us, our clients or our competitors;
●	conditions in the Chinese wealth management industry;
●	changes in the economic performance or market valuation of other wealth management companies;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us or our industry;

●	additions or departures of key personnel;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs;
●	potential litigation, regulatory investigations or regulatory developments that are perceived to be adverse to our business;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
●	sales or perceived potential sales of additional ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. There is currently only a limited number of securities or industry analysts covering our Company. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your ordinary shares underlying the ADSs.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of the ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the ordinary shares underlying the ADSs. Upon receipt of your voting instructions, the depositary may try to vote the ordinary shares underlying the ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our Amended and Restated Articles of Association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying the ADSs are voted and you may have no legal remedy if the shares underlying the ADSs are not voted as you requested.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contains provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority without the approval of the shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the register of mortgages) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information – B. Differences in Corporate Law.”

We incur costs as a result of being a public company, and these will increase after we cease to qualify as an “emerging growth company.”

As a public company, we incur legal, accounting and other expenses which can be significant. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NASDAQ Global Market, impose various requirements on the corporate governance practices of public companies. Our executive officers have limited experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such exemptions. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

As a public company, it is also difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders, including purchasers of ADSs in secondary transactions, waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver is enforceable based on the facts and circumstances of that case in accordance with the applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs of compliance with, or shall relieve us or the depositary from, our respective obligations to comply with the Securities Act and the Exchange Act.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to U.S. domestic issuers.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance requirements of the NASDAQ Global Market board; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements of the NASDAQ Global Market board. For example, as a foreign private issuer, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating/corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to follow home country practice in lieu of the requirements under the NASDAQ Global Market rules with respect to certain corporate governance standards. Accordingly, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Global Market board rules.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation will be PFIC for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation if it owns, directly or indirectly, at least 25% (by value) of such other corporation’s stock. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Based on the current composition of our income and assets and the value of our assets, including goodwill, which is based on the expected market price of our ordinary shares and the ADSs, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us. Because the treatment of our contractual arrangements with our VIEs is not entirely clear, because we hold and will continue to hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares and the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year.

Prospective U.S. investors should be aware that if in any taxable year the market price of our ordinary shares and the ADSs significantly decreases while we hold a substantial amount of cash and cash equivalents, there is a risk that we could become a PFIC.

If we were a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information – E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.         Information on the Company

A.History and Development of the Company

We commenced operations in November 2006 through Hywin Wealth Management Co., Ltd., or Hywin Wealth Management, in the PRC. Since then, we have established a number of subsidiaries in the PRC and Hong Kong to offer wealth management, asset management and insurance brokerage services. The controlling shareholders of Hywin Wealth Management are Hywin Financial Holding Group Co. Ltd. (海银金融控股集团有限公司), or Hywin Financial Holdings (holding 85%) and Ms. WANG Dian (holding 15%).

The following timeline sets out key milestones in our history and development:

November 2006	We commenced operations through Hywin Wealth Management Co., Ltd. in the PRC.
2014	We launched our “Global Strategy.”
We were granted the qualification to distribute securities fund investment products by the Shanghai Securities Regulatory Bureau.
2015	We engaged McKinsey & Company to advise on strategy and best practices.
Our subsidiary, Hywin Fund Distribution Co., Ltd., became a member of the AMAC.
2016	We published the “China Family Office Report”, which became an important guide for the family office sector in the PRC.
2017	Our 100th wealth service center was opened.
2018	We cooperated with Roland Berger to upgrade our strategy.
2019	Our total number of HNWI clients exceeded 100,000.
We commenced our global collaboration with VP Bank Ltd. (“VP Bank”), a Swiss Exchange-listed company, to provide external asset management (“EAM”) services for our HNWI clients.
2020	We launched Hywin International Family Office (EAM model) in Hong Kong with global custody and execution capabilities.

We won the “Best Wealth Manager of Greater China Families” and Ms. WANG Dian won the “Woman of the Year in Greater China Wealth Management” in the WealthBriefingAsia Greater China Awards 2020.

We launched our digital transformation program supported by one of the largest technology companies globally.

2021

We successfully completed the initial public offering of 3,000,000 ADSs, each representing two ordinary shares, at a price of US$10.00 per ADS for a total offering size of US$30.0 million.

We signed a strategic cooperation agreement with VP Bank, to provide Hywin's clients with global wealth management solutions, including investment management, global custody, and advisory services. As part of the agreement, VP Bank acquired a stake in Hywin to forge a long-term alignment in strategic interests.

We won the “Best Wealth Manager of Greater China” and Ms. WANG Dian won the “Best CEO in Greater China Wealth Management” in the WealthBriefingAsia Greater China Awards 2021.

We received the Type 1 License (Dealing in Securities) from the Securities and Futures Commission of Hong Kong, complementing our existing Type 4 (Advising on Securities), Type 5 (Advising on Futures Contracts) and Type 9 (Asset Management) Licenses.

Our principal executive offices are located at F3, Hywin Financial Centre, 8 Yincheng Mid. Road, Pudong New District, Shanghai City, People’s Republic of China, 200120. Our telephone number at this address is +86 21 80133992. Our registered office in the Cayman Islands is located at the offices of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.hywinwealth.com/. The information contained on our website is not a part of this annual report.

B.Business Overview

We are a leading independent wealth management service provider in China serving high-net-worth clients. The Company’s primary services are wealth management, asset management, insurance brokerage, and other financial services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations.

Our Services

We provide wealth management services, asset management services, insurance brokerage services, and other financial services to our clients. These capabilities enable us to offer a customized, value-adding, and integrated proposition to our HNWI clients.

In particular,

●	Under wealth management services, we select and distribute a broad range of investment products to our clients;
●	Under asset management services, we manage and distribute inhouse funds to our clients, and also provide discretionary and advisory mandate services to our clients;
●	Under insurance brokerage services, we arrange insurance and protection solutions for our clients.

For reporting purposes, insurance brokerage services are treated as a sub-segment of wealth management services.

We generate revenues primarily from our businesses in the China, and a small proportion of revenues from businesses outside China.

Our revenues can be categorized into (i) distribution commissions, which are one-time in nature; (ii) recurring fees, which include fees that are generated as per agreed formulae and materialize with recurring frequency; (iii) performance-based fees, which are calculated as per agreed formulae with reference to investment performance exceeding certain thresholds; and (iv) other fees. Currently the distribution commissions are the primary source of our revenues, whilst we intend to keep increasing the weightings of recurring fees and performance-based fees.

Wealth Management Services

For the three years ended June 30, 2021, we distributed thousands of products from a large number of product providers, which could be categorized into Private Market Investment Products, Public Market Investment Products and other financial products. The following table sets forth the transaction value and revenues by product type that we distributed for the years indicated.

	For the year ended June 30,
	2019		2020				2021
	Transaction
	value	Revenue	Transaction value		Revenue		Transaction value		Revenue
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Private Market Investment Products	49,483	1,060	52,774	7,455	1,172	166	73,031	11,032	1,705	258
Public Market Investment Products	6,069	2	15,457	2,183	11	1	5,549	838	16	2
Other Financial Products (1)	222	72	263	37	91	13	201	31	75	11
Total	55,774	1,134	68,494	9,675	1,274	180	78,781	11,901	1,796	271

(1) Include insurance products and other products.

Private Market Investment Products

Our Private Market Investment Products were distributed through our sales network and offered to qualified investors. Under the PRC laws, investors are required to have corresponding risk tolerance and risk identification abilities, certain investment experience and a certain amount of investable assets. The following table sets forth key information on the Private Market Investment Products we distributed for the years indicated.

	For the year ended June 30,
	2019		2020				2021
	Transaction
	value	Revenue	Transaction value		Revenue		Transaction value		Revenue
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions, except for number of products)
Asset-backed products	33,570	837	39,203	5,538	1,051	148	45,856	6,927	1,427	216
Venture capital funds and private equity funds	1,670	146	674	95	53	8	705	107	24	4
Hedge funds	23	1	36	4	—	—	1,703	257	15	2
Other products	14,220	76	12,861	1,818	68	10	24,767	3,741	239	36
Total	49,483	1,060	52,774	7,455	1,172	166	73,031	11,032	1,705	258

The following is a summary description of Private Market Investment Products we distribute:

●	Asset-backed products. Historically, a substantial majority of our revenues from wealth management services were commissions derived from distribution of asset-backed products, which typically offer fixed income-style expected returns. The asset in question may include real estate-related assets, which can primarily take the forms of (i) real estate securitization products whereby accounts receivable of real estate companies are pooled and sold as asset-backed securities and (ii) equity investments in real estate projects or private project companies that are incorporated for the sole purpose of real estate development. These products generally have a term ranging from six to 36 months.

●	Venture capital funds and private equity funds. The underlying investments of these products include (i) venture capital funds and private equity funds managed by leading domestic or international asset management companies, and (ii) indirect investments in such funds via participation in asset management plans issued by mutual fund management companies or securities companies, including, among others, funds of funds. We offer clients investment opportunities in funds managed by leading players in the industry, including Hony Capital, CICC and CDH Investments in private equity, China Renaissance and Fortune in venture capital, as well as international houses like Hillhouse and GGV. Our venture capital funds and private equity funds generally have a term ranging from four to ten years.
●	Hedge funds. We source products from well-recognized hedge funds managers, including, among others, High-flyer Quant, Qilin Investment, Yanfu Investments LLC, and OHIM. Such products mainly invest into liquid securities and instruments such as stocks, bonds, futures, equity derivatives, with a diverse range of strategies including equities long only, equities long short, event driven, quant driven, which provide our clients with a wide range of strategies and themes. Such hedge funds generally have a fixed term of five years or 10 years with a lock-up period ranging from six months to one year.
●	Other Products. We also distribute other Private Market Investment Products, such as supply chain financing products, cash management products, and funds managed by our Hong Kong subsidiaries.

We receive distribution commissions for all wealth management products distributed by us based on the transaction value of our clients’ purchases. We collect distribution commissions from fund managers typically calculated as 0.3% to 2.7% of the total capital balance raised from our clients as of the year end, with the vast majority of our Private Market Investment Products generating distribution commissions ranging from 2.3% to 2.7%.  In addition, we are entitled to performance-based fees subject to a cap rate in certain venture capital funds and private equity funds. As of June 30, 2021, the performance-based fee rate of such products we distributed ranged from 5% to 50%. To date, we have recognized performance-based fees for 20 such products.

Public Market Investment Products

Public Market Investment Products in the PRC generally do not have any investor qualification requirements. For the years ended June 30, 2019, 2020 and 2021, we distributed approximately 589, 1,064 and 1,565 Public Market Investment Products, respectively, with an aggregate transaction value of RMB6.1 billion, RMB15.5 billion and RMB5.5 billion (US$0.9 billion), respectively. All of the Public Market Investment Products we distribute are issued by external product providers. Our commission rates generally range from 0.03% to 0.6% per annum.

The following is a summary description of the Public Market Investment Products we distribute:

●	Money market funds. Our money market funds generally invest in low risk, highly liquid and short-term financial instruments, which include government bonds, central bank bills, term deposits, certificates of deposits and corporate commercial papers.
●	Bond funds. Our bond funds invest in PRC government bonds, corporate bonds, convertible bonds and other traded debt instruments.
●	Equities funds. Our equities funds primarily invest in listed equities.
●	Multi-strategy funds. Our multi-strategy funds primarily invest in a mix of publicly traded stocks, bonds and/or money market instruments.

Other Financial Products

Our other financial products refer to the insurance products in connection with the insurance brokerage services offered through our Hong Kong subsidiaries since April 2017. The insurance products we currently offer include (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). Our insurance products are underwritten by reputable international insurance companies including Manulife and AXA. For the year ended June 30, 2019, 2020 and 2021, the insurance products we sold amounted to RMB222.2 million, RMB263.8 million and RMB201.9 million (US$31.2 million), respectively. We generate revenue from brokerage commission paid by insurance companies.

Asset Management Services

We provide asset management services in the offshore space primarily through Hywin Asset Management (Hong Kong) Limited, a licensed asset manager in Hong Kong, which

●	manages and distributes a range of private funds to professional investors with selected strategies including, among others, Asian fixed income, equities long/short, global private equity.
●	uses the EAM model to provide discretionary mandates and advisory mandates to ultra-high-net-worth clients.

We also provide asset management services within the PRC and intend to expand the asset management operations in the PRC.

Our total assets under management (“AUM”) were RMB2.0 billion as of June 30, 2021. Revenue generated from our asset management services increased from RMB4.6 million for the year ended June 30, 2020 to RMB14.9 million for the year ended June 30, 2021.

Other Services

Overseas Property Investment

We have been providing overseas property investment services since June 2019. The overseas property investments we currently offer are mainly for residential properties. We provide client referrals to overseas property developers and charge property developers a one-time commission as referral service fee upon completion of the first installment and signing of the property purchase agreements. For the years ended June 30, 2020 and 2021, the commission rates we charged overseas property developers ranged from 2% to 8% of the purchase value of the property.

Information Technology Service

Shanghai Ziji provides information technology services, including transaction process management, data analysis and system maintenance services, to clients, such as asset management service providers and financial product providers. We charge a fixed rate of the product transaction value as our information technology service fees.

Administrative Proceedings

During the course of development of the China Securities Law and relevant laws regarding wealth management, we were subject to two administrative orders in May 2015 and October 2015 in our 16 years of operation.

We have been complying with the undertakings we made to the authorities and took a series of measures to improve our operating procedures and compliance. We have been continuously upgrading and strengthening the governance and compliance of our businesses with reference to good industry practices, including a robust compliance and risk management regime, systematic training and enforcement, and timely alignment with regulatory updates and guidance.

Our Client Base

We believe we have a growing and loyal client base. As of June 30, 2019, 2020 and 2021, we had 100,817, 113,146 and 127,317 clients that historically conducted at least one transaction with us, respectively. We had approximately 31,757, 36,397 and 38,033 active clients for the years ended June 30, 2019, 2020 and 2021, respectively. “Active client” is defined as clients who purchased products distributed by us during any given period or clients who maintained as holders of our products within the given period.

Our repeat transaction rate, which refer to the value of new transactions made by our active clients in an indicated period divided by the value of their previously purchased products that reached maturity in the same period, remained at a high level of 72.0%, 78.5% and 76.7% for the year ended June 30, 2019, 2020 and 2021, respectively.

In addition, we have been able to increase our share of wallet of existing clients. For the years ended June 30, 2019, 2020 and 2021, the transaction value of our repeat clients for Private Market Investment Products was RMB35.5 billion, RMB39.8 billion (US$5.6 billion) and RMB56.7 billion (US$8.8 billion), respectively.

Our Relationship Managers and Client Services

Relationship Managers

We have a highly selective distribution team of approximately 1,584 relationship managers as of June 30, 2021. A majority of our relationship managers have more than five years of working experience in relevant industries and possess professional certifications such as CFP, CFA and qualifications required for funds, insurance and securities businesses in China. Most of our relationship managers had served VIP clients at commercial banks before joining us, and came to us with a portable client base.

Our relationship manager team has also been highly productive. The productivity of our relationship manager team, as measured by transaction value per relationship manager, increased from RMB38.7 million for the year ended June 30, 2019 to RMB45.1 million for the year ended June 30, 2020, and further increased to RMB52.4 million (US$7.9 million) for the year ended June 30, 2021. Our relationship manager team remains stable, in comparison to our competitors. The turnover rate of our elite segment of relationship managers, which means those who contributed 60% of our total net revenue in 2019, 2020 and 2021, was between 3.7% and 6% in those three years.

The compensation package of our relationship managers is a combination of base salary and performance-based commissions. The performance-based commission of a relationship manager mainly depends on (i) the total transaction value achieved, (ii) the number of clients he or she covers, and (iii) compliance with internal guidelines and laws and regulations.

In addition to our high-quality distribution team, we maintain an effective online robo-advisor platform - an automated product recommendation engine employing portfolio management algorithms based on clients’ investor profiling, investment goal and risk tolerance. Since the launch of our robo-advisor platform in early 2019, we have offered over 600 Public Market Investment Products, with cumulative transaction value of RMB8.9 billion (US$1.4 billion) done by more than 6,500 clients.

Client Services

To provide quality and customized services to our HNWI clients, our relationship managers meet potential clients individually to evaluate their risk profiles, identify their investment objectives and create customized investment strategies. We have a broad range of products for our relationship managers and clients to choose from in order to develop customized portfolios. To ensure that highly professional investment advice is delivered to the client, each client is served by a service unit that is led by one relationship manager and supported by two to three specialists with expertise in asset allocation advisory, tax, insurance and succession planning.

For the year ended June 30, 2021, we had 38,033 active clients, representing an increase of 4.5% of active clients.

We segment our clients into tiers, in order to tailor our value propositions and increase shares of  wallets by migrating clients upward. The three main-tiers are branded as “Treasure”, “Diamond” and “Black Diamond”, which are then divided into sub-tiers called “White Gold”. “Rose Gold”, “Platinum”, “White Diamond”, “Yellow Diamond”, “Gold Diamond” and “Black Diamond”, based on the amount of invested assets per client. We offer differentiated privileges and value-added services to these client tiers, including investor education curriculum, Next-Gen programs, health management services, lifestyle offerings, philanthropic advisory and services for clients’ family businesses. For higher tiers, we provide sophisticated services including, among others, fiduciary advisory, succession planning and second citizenship planning.

We have also launched propositions to clusters of clients whose circumstances require highly tailored service suites, such as, among others, female clients in ultra-high-net-worth families, entrepreneurial patriarchs and matriarchs at certain stages of their lives, younger generation ready to take charge of family businesses and senior professionals. Our tailored services have been well received by these client clusters.

These segmentation and tailoring are made possible by our robust KYC process whereby we, in addition to the normal client due diligence and profiling, gain an overview of clients’ families, diagnose client situations, analyze lifecycle events, and anticipate client needs.

To offer deeper insights in our investment advice cycles, we have assembled a high-caliber in-house research team. Our research mainly focuses on macroeconomics, financial markets, and wealth management trend. We publish a popular annual white paper series on investments in China, which has further enhanced our brand recognition in the market. We also deliver research notes via our website and social media platforms, such as WeChat, Weibo and LinkedIn, to subscribers regularly, which has further enhanced our brand recognition in the market. We have published more than 1,400 research reports and articles with millions of views.

Sales and Marketing

We believe that building out an extensive distribution network is essential to client coverage, revenue generation, and branding clout. Headquartered in Shanghai, one of the most economically developed cities in China, we had 177 wealth service centers located in 87 cities in 25 provinces and municipalities across China as of June 30, 2021. Our distribution network covers the most economically vibrant regions where HNWIs are concentrated, including the Yangtze River Delta, the Guangdong-Hong Kong-Macao Greater Bay Area, the Bohai Economic Rim, and Central and Western China, which are the major wealth clusters in China.

The following map shows our distribution network by wealth service center locations as of June 30, 2021.

To attract new clients and strengthen our relationship with existing clients, we organize regular sales and marketing activities. In the three years ended June 30, 2021, we held 6,363 marketing events and gatherings attended by 117,000 clients and prospects. We also organize high-profile industry conferences where we invite industry experts, leading scholars and KOLs to share their views on macroeconomics, market trends, governmental policy changes, and asset allocation strategy with our clients. We also collaborate with local chambers of commerce, luxury and fashion brands, and alumni association of universities in promotional activities that enable us to expose our brand and proposition to clusters of high-quality prospects.

Product Selection and Risk Management for Wealth Management Services

We are highly selective in the products we distribute. We maintain and continuously enhance a comprehensive risk management system covering the services and products we offer. Under our wealth management services, our clients typically enter into contracts directly with external product providers in connection with such products. As such, we are not directly liable to our clients in the performance of external products distributed through us. Nevertheless, any performance shortfalls of these products may damage our reputation.

To safeguard client interests, protect our own reputation, and comply with relevant regulations, we have developed a product selection process to screen each product candidate that we intend to distribute as part of our risk management regime, including:

●	Full-life-cycle product management system. We have a full-life-cycle product management system comprising product review procedures, risk management review procedures and product onboarding regime.
●	Information collection. Our product onboarding team collects key facts and data on the product providers, including institutional credentials and internal controls, and about the products, including investment strategies, performance metrics and risk management mechanisms.

●	Approved list of product providers. We maintain and constantly update a list of approved financial institutions and their products, including credentials of the product managers and historical performance of the products.
●	Due diligence. Our product onboarding team and risk management team work together to analyze the information collected, and establish the comfort level regarding the product providers and the products. A combination of assessment methodologies is deployed, including performance attribution, stress testing, scenario testing, back testing, as well as independent validation by external counsel, auditors, valuation consultancies and risk consultancies. Interviews with the product providers and site visits are also conducted when deemed necessary.
●	Two-tier approvals. We have a two-tier approval regime: (i) the Production Evaluation Committee that reviews and validates the results from the due diligence, where a proposed product must win a supermajority vote to survive, and (ii) the Product Risk Management & Onboarding Committee, comprising our Chief Executive Officer, Chief Operating Officer, Chief Risk Officer, Vice President of Products, and other seniors, where decisions are made based on a multi-factor methodology.
●	Risk management training. We maintain periodical risk management training sessions internally to raise and cultivate our culture of daily risk management.

Information Technology

Our information technology regime operates under the guideline of “Smart Hywin, Smart Tech” to drive investment in technology and build core technological competitiveness.

We have implemented a “3-2-1” technology infrastructure to power and govern our digital eco-system:

●	3 “fully digitized portals” to empower and enhance client interfaces, relationship managers, and products management;
●	2 “middle-office engines”, namely operations middle office and data middle office, to accelerate our digital transformation;
●	1 “infrastructure platform”, which underpins our full universe of functionalities with cutting-edge deep learning framework and hybrid cloud.

We have introduced a series of technological innovation initiatives to enhance our level of digitalization and intelligence.

●	Online customer services. We continue to improve online service capabilities and realize end-to-end automation of business processes through the application of technologies, such as face recognition, optical character recognition and electronic contract signing. These measures have significantly increased the active monthly users of our Hywin App;
●	Empowerment of relationship managers. In May 2021, we released our X-Link Big Data engine. The engine combines artificial intelligence and big data to help our relationship managers on multiple fronts, including data analytics of client behaviors, predictive sales, client servicing cycles, early warning on client attrition, and more;

●	Smart solutions. Capitalizing on artificial intelligence, machine learning, predictive analysis and other frontier technologies, we provide quality and targeted portfolios and recommendations on investing;
●	Enhancing operating efficiency. We provide digital tools to track and improve operations and increase transparency throughout the business value chain.

In addition, we partner with top tier technology companies to create a data analytics center for our clients. We believe this facility will empower us to better segment our clients so as to provide highly-customized services.

Competition

The wealth management market in China is growing fast and constantly evolving.

We operate in an increasingly competitive environment and compete for talent, clients, and product sourcing. As a leading independent wealth management providers, our main competitors include:

●	Banks. Private banks and the wealth management divisions of commercial banks in China have extensive branch network and strong distribution powers. However, they focus on inhouse balance-sheet products (deposits and consumer lending), without a full universe of external products. They also lack neutrality in asset allocation and the agility to adapt to client needs.
●	Non-bank financial institutions. Non-bank financial institutions include securities firms, fund management companies, trust companies, and insurance companies. These financial institutions have strengths in selected product categories and lead product innovations. However, their distribution reach is limited and they tend to cooperate with banks and independent wealth management service providers like us for distribution.
●	Other independent wealth managers. Independent wealth managers include those with an integrated “online + offline” distribution model, and those with online platforms only. The competitive edges of independent wealth managers are an open-architecture in product sourcing, unbiased advice, tailored portfolio management process, high-intensity of client engagement which enables needs discovery and increases share of wallets. We estimate that there are more than 1,000 players in the independent wealth management sector, but the top 5 firms by transaction values had combined market shares of over 60%, according to an industry survey in 2018. We stand out from our competitors because of our branding, critical mass of HNW clients, pan-China distribution, proven expertise, motivated people, and the ability to learn and adapt swiftly. Our focus on sustainability and reputation further strengthens client trust in us.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the wealth management service industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees and our external product providers. We have 20 registered computer software copyrights, 26 registered trademarks in China (including 5 registered trademarks in Hong Kong) and 12 registered domain names. The registrants of our domain names include Hywin Wealth Management, Shanghai Ziji and Haiyin Wealth Management (Hong Kong) Limited.

Insurance

We maintain casualty insurance on some of our assets. We participate in government sponsored social security programs including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident funds. We also maintain a directors and officers liability insurance policy for our board directors and executives. We do not maintain business interruption insurance and key-man life insurance. We consider our insurance coverage to be in line with the market practice of industry peers of similar size in China.

Regulations

We conduct our wealth management and asset management businesses in China, and asset management and insurance brokerage businesses in Hong Kong.

In China, we are subject to relevant regulations by China Securities Regulatory Commission (“CSRC”), the Asset Management Association of China (“AMAC”), China Banking and Insurance Regulatory Commission (“CBIRC”),   The Ministry of Commerce (“MOFCOM”) and other regulators. In Hong Kong, we are subject to relevant regulations by the Hong Kong Securities and Futures Commission and the Insurance Authority of Hong Kong. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Mainland China and Hong Kong

Regulations on Asset Management Products

According to the CSRC, qualified mutual fund management companies, securities companies and other financial institutions can offer asset management services to clients.

In April 2018, the PBOC, the CBIRC, the CSRC and SAFE joint issued the Asset Management Guidance. Pursuant to the Asset Management Guidance, investors in asset management plans are divided into non-specific public and qualified investors. Qualified investors shall be natural persons, legal entities or other organizations that have corresponding risk identification ability and risk-taking ability to invest in a single asset management product no less than a certain amount, and meets certain requirements. Performance guarantee is not allowed under such guidance.

In October 2018, the CSRC promulgated Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures. The Asset Management Administration Measures replaced former administration measures on asset management business of fund companies, securities companies and futures companies.

The Asset Management Administration Measures apply to privately offered asset management products established and managed by securities and futures operation institutions (including securities companies, asset management companies, futures brokers and subsidiaries established by the aforesaid institutions that engage in privately offered asset management business) through private placement of funds or acceptance of property entrustment, with a custodian institution acting as the asset custodian, and makes investments according to the asset management agreement. Securities and futures operation institutions engaging in privately offered asset management business shall be approved by the CSRC. The securities and futures operation institutions may sell its asset management plans on its own or through an agency qualified to sell mutual funds. The securities and futures operation institutions, custodian, selling agency shall ensure the authenticity, accuracy, completeness and promptness of information disclosure. The asset management plans shall be introduced to qualified investors in a non-public manner, and securities and futures operation institutions and selling agencies shall fulfill appropriate professional obligations. Selling agency shall provide investors’ information to the securities and futures operation institutions within a prescribed time limit. For the sale of asset management products, selling agency shall strictly fulfill the appropriate professional obligations, fully ascertain the background of the investors, conduct proper classification of the investors, conduct risk assessment on the asset management products, follow the risk rating and suitability principles, and recommend only the appropriate products to investors. Selling agency is not allowed to mislead investors to purchase products not aligned with their risk tolerance, sell asset management products to investors with lower risk capacity and lower risk tolerances below the product risk levels. Records relating to the sale of asset management products shall be kept at least 20 years from the termination date of the asset management products. The Asset Management Administration Measures provided for a transition period ending on December 31, 2020 for rectification.

The Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or SFO, including its subsidiary legislation, is the principal legislation to regulate the Hong Kong’s securities and futures markets by the Hong Kong Securities Futures Commission, or SFC, a statutory body independent from the government of Hong Kong. It is funded mainly by transaction levies and licensing fees.

Under the Hong Kong SFO regime, any corporation carrying on one or more regulated activities must apply to the SFC for a license in respect of the regulated activities that they plan to carry out, and any individual who carries out one or more regulated activities on behalf of a licensed corporation is also required to apply for approval as a “licensed representative” accredited to that corporation.

Hywin Asset Management (Hong Kong) Limited, as one of our Hong Kong subsidiaries, was licensed with the SFC on  July 20, 2021 to carry out the type 1 regulated activity on dealing in securities; on December 24, 2013 to carry out type 4 regulated activity on advising on securities; on December 24, 2013 to carry out type 5 regulated activity on advising on futures contracts; and on July 5, 2013 to carry out the type 9 regulated activity on asset management. As the holder of aforementioned licenses, Hywin Asset Management (Hong Kong) Limited is able to offer and manage funds and mandates as well as to provide investment advisory services for our clients.

Licensed entities are required to comply with the SFO, its sub-legislations and other relevant codes and guidelines including the (i) Code of Conduct for Persons Licensed by or Registered with the Hong Kong SFC, (ii) Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, (iii) Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the SFC, (iv) Suggested Control Techniques and Procedures for Enhancing a Firm’s Ability to Comply with the Securities and Futures (Client Securities) Rules and the Securities and Futures (Client Money) Rules, (v) the Fund Manager Code of Conduct, and (vi) suitability circulars/FAQs and other relevant regulatory requirements.

Regulations on Insurance Brokerages

Hywin International Insurance Broker Limited, as one of our Hong Kong subsidiaries, has been validly registered with the Professional Insurance Brokers Association (a former self-regulatory organization for insurance brokers approved by the Office of the Commissioner of Insurance) as an authorized insurance broker from July 1, 2019 until the commencement of the new regulatory regime for insurance intermediaries on September 23, 2019 on which date the Insurance Authority took over  from relevant self-regulatory organizations all aspects of the regulation of insurance intermediaries in Hong Kong pursuant to the Insurance Ordinance (Cap. 41 of the laws of Hong Kong).  Under the new regulatory regime, Hywin International Insurance Broker Limited is deemed to be a licensed insurance intermediary as a licensed insurance broker company for a transitional period of three years from the commencement of the new regime unless the license is revoked in accordance with the Insurance Ordinance. Hywin International Insurance Broker Limited is permitted to carry on General & the Long Term Business (including Linked Long Term Business) within the meaning of the Insurance Ordinance. As an insurance broker, Hywin International Insurance Broker Limited must comply with the minimum requirements specified in the guideline issued pursuant to the Insurance Ordinance by IA.

Regulations on Private Equity Investment Products

In China, Renminbi denominated private equity funds are typically formed as limited liability companies or partnerships, and therefore, their establishment and operation are subject to the PRC company laws or partnership laws. The PRC Partnership Enterprise Law was revised in August 2006 when it expanded the scope of eligible partners in partnerships from individuals to legal persons and other organizations and added limited partnerships as a new form of partnership. A limited partnership shall consist of limited partners and at least one general partner. The general partners shall be responsible for the operation of the partnership and assume joint and several liabilities for the debts of the partnership, and the limited partners shall assume liability for the partnership’s debts limited by the amount of their respective capital commitment.

CSRC is now in charge of the supervision and regulation of private funds, including, but not limited to, private equity funds, private securities investment funds, venture capital funds and other forms of private funds. Further, CSRC authorized the AMAC, to supervise the registration of private fund managers, record filing of private funds and perform its self-regulatory role. Thus, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and filing of private funds to perform self-regulatory administration of privately placement funds. On August 21, 2014, CSRC promulgated the Interim Provisions for the Supervision and Management of Private Equity Funds, which further clarified the self-regulatory requirements for private funds. Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity funds registered in the cities or districts that satisfy the specified requirements. Such local administrative rules may be changed or preempted according to the new regulations to be issued by CSRC.

In April 2016, AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures. According to the Fund Raising Measures, only two types of institutions are qualified to conduct fund raising activities for private investment funds: (a) private fund managers which have registered with AMAC (only allowed to raise fund for the funds established and managed by such fund managers); and (b) the fund distributors that have are the members of AMAC and obtained the fund distribution license. In addition, the Fund Raising Measures set out detailed procedures for conducting fund raising business and introduced new process such as “cooling-off period” and the “re-visit”. We are qualified to conduct the fund raising activities of the funds managed by us.

In February 2017, AMAC released the No. 4 Filing Rules to regulate the securities and futures institution’s investment into the real estate area. According to the No. 4 Filing Rules, private fund managers shall follow relevant rules when investing into real estate development enterprises or projects. Among others, the No. 4 Filing Rules specify that AMAC will not accept the filing application of private asset management plans or private funds investing in ordinary residential properties in “popular cities”, including Beijing, Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of debt investment, the specific types of which are identified in the No. 4 Filing Rules.

In January 2018, AMAC issued Notice regarding Filing of Private Investment Fund, or the Filing Notice. The Filing Notice provides that private investment funds are prohibited from raising funds from unqualified investors. It also provides that private investment fund manager should file the contracts and other documents of the fund with AMAC on a timely basis and keep proper records of all filing materials. In addition, the Fling Notice also provides that private investment funds should not make debt investments, including (i) investing in private loans, small loans or factoring facilities or other assets or beneficiary interests of which the nature is borrowing;(ii) lending money through entrusted bank loans or trusts; and (iii) conducting the aforementioned activities through the form of special purpose vehicle or investment enterprise. AMAC will not approve the filing of private investment funds that are engaged in the unpermitted debt investment activities.

In August 2018, AMAC issued an explanation specifying requirements for application to be private fund managers engaging in cross-class investment, which covers requirements on actual controller, equity structure stability, senior management, and initial fund raising scale.

In September 2018, AMAC issued the Notice on Strengthening the Self-Regulatory Administration of Information Disclosure by Private Investment Fund, which emphasizes the information disclosure obligations of private fund managers. Pursuant to the notice, starting from November 1, 2018, failure to comply with relevant private fund information disclosure obligations can lead to suspension on receiving the private investment fund filing application of the relevant private fund manager.

In December 2018, AMAC updated Notice for Registration of Private Fund Manager. Among others, the notice further clarifies the requirements of authenticity and stability of shareholders, related parties and other requirements for application for registration as a private fund manager, and the requirements of continuous operation and internal control requirements for registered private fund manager.

In December 2020, CSRC released Several Provisions on Strengthening the Regulation of Privately Offered Investment Funds, effected on the same day, which further clarified the prohibited behaviors of private fund practitioners and personnel in the course of privately raised funds, including: (i) raising funds from entities or individuals other than the qualified investors specified in the Privately Offering Measures, or providing investors with convenience to meet the requirements of qualified investors such as piecing together by several persons, borrowing or lending money.; (ii) publicizing or promoting the privately offered fund to non-specific objects through public media such as newspapers, radio stations, television and the Internet, lectures, seminars and analysis meetings, and in such forms as bulletins, leaflets, text messages, instant messaging tools, blogs and emails, except where the privately offered fund is publicized or promoted to qualified investors through such Internet media as official websites and client terminals on which the procedures for determination of specific objects is set up; (iii) directly or indirectly making commitments to investors on guaranteed principal and guaranteed returns orally or in writing, or through text messages, instant messaging tools or other measures, including no loss to the investment principal, a fixed proportion of losses, or commitments on minimum returns; (iv) exaggerating or unilaterally publicizing the privately offered fund, including the use of statements such as "safe", "zero risk", "guaranteed returns", "high returns" and "no worrying about the principal" that may cause investors to be unable to have an accurate understanding of the risks of the privately offered fund, or publicizing the privately offered fund to investors in similar statements such as expected rate of return, target rate of return and benchmark rate of return; (v) the inconsistent investment direction of the privately offered fund publicized to investors with that as agreed in the privately offered fund contract; (vi) having any false record, misleading statement or material omission in its promotional materials, including failure to disclose the privately offered fund's transaction structure, main rights and obligations of all parties, distribution of returns, arrangement of fees, affiliated transactions, and the capital contributors and actual controllers for entrusting a third party and the administrator of the privately offered fund in an authentic, accurate and complete manner; (vii) primarily carrying out misleading publicity or promotion in the name of registration and filing, custody under a financial institution, or capital contribution by the government.; (viii) entrusting an entity or individual without fund sales business qualification to engage in fund-raising activities; (ix) establishing or establishing in a disguised form a branch for the purpose of engaging in fund-raising activities; and (x) committing any other acts prohibited by laws, administrative regulations and the CSRC. Furthermore, the capital contributors, actual controllers and related parties of a privately offered fund administrator shall not engage in the publicity and promotion of the privately offered fund, nor shall they engage in the activities listed in the preceding paragraph directly or in a disguised form. After the completion of private fund raising, the private fund administrator shall go through the record-filing formalities with the AMAC as required. No private fund administrator may manage any private fund that has not been filed for record.

Regulations on the Sale of Mutual Funds

On December 28, 2012, the Standing Committee of the PRC National People’s Congress promulgated the Law on Securities Investment Funds, or the New SIF Law, which became effective on June 1, 2013 and replaced the Securities Investment Funds Law effective since June 1, 2004. The New SIF Law not only imposes detailed regulations on mutual funds but also includes new rules on the fund services agencies for the first time. Agencies that engage in sales and other fund services related to mutual funds are required to register or file with the securities regulatory authority.

Correspondingly, on March 15, 2013, the CSRC amended the Administrative Measures on the Sales of Securities Investment Funds, or the Fund Sales Measures, which became effective on June 1, 2013. The Fund Sales Measures specify that it only applies to the sales of mutual funds. Commercial banks, securities companies, futures companies, insurance companies, securities investment consultation agencies, independent fund sales agencies and other agencies permitted by the CSRC may apply with the local branches of the CSRC for the license related to mutual fund sales. On August 28, 2020, the CSRC issued Sales Agency Measure and its implementation rules, which are effective on October 1, 2020. In order to obtain license for mutual fund sales, an independent fund sales agency shall meet certain requirements, including without limitation: (i) having a net assets of no less than RMB50.0 million; (ii) the senior executives shall have obtained the fund practice qualification, be familiar with fund sales business and comply with the qualifications for senior executives as prescribed by the CSRC in fund industry; (iii) having at least 20 employees qualified to engage in fund related business; and (iv) not being involved in any material changes that have impacted or are likely to impact the normal operation of organizations, or other material issues such as litigations and arbitrations.

In addition, on April 27, 2018, the People’s Bank of China, China Banking and Insurance Regulatory Commission, China Securities Regulatory Commission, State Administration of Foreign Exchange promulgated Guidance Opinions on Regulating Asset Management Business of Financial Institutions, or Asset Management Guideline which regulates the assets management business of financial institutions and sets a transition period in accordance with the principle of "non-retroactivity" to ensure a smooth transition from the date of the promulgation of such Asset Management Guidance to the end of 2020. On July 31, 2020, PBOC issued an announcement to extend such transition period to the end of 2021.

When dealing with fund sales business, fund sales agencies may collect subscription fee, purchase fee, redemption fee, switching fee, sales service fee, and other relevant fees from the investors according to fund contracts and prospectuses. When providing value-added services to fund investors, fund sales agencies may charge the fund investors value-added service fee. In addition, they shall not charge investors extra fees unless otherwise agreed in fund contracts, prospectuses and fund sales service contracts.

The Sales Agency Measures define fund selling as opening fund transaction accounts for fund investors, promoting fund sales, handling fund units sale, and handling subscription, redemption and account information inquiry. Pursuant to the Sales Agency Measure, the requirements for an independent fund sales agency include, among others: (i) having net assets of no less than RMB50.0 million; (ii) the senior executives shall have obtained the fund practice qualification, be familiar with fund sale business and comply with the qualifications for senior executives as prescribed by the CSRC in fund industry; (iii) having at least 20 employees qualified to engage in fund related business; (iv) not being involved in any material changes that impacted or are likely to impact the normal operation of organizations or other material issues such as litigations and arbitrations. The application or the sales agency qualification shall be submitted to the CSRC. In addition, shareholders who own more than 5% shares of the sales agency shall, among others, meet the following requirements: (i) if the shareholder is a legal entity or other net asset shall be no less than RMB50.0 million; (ii) if the shareholder is an individual, he/she shall have five or more years of work experience as a manager of a securities fund business department or three or more years of work experience as a senior officer in the securities fund industry; during the period of practice, he/she has not been subject to major administrative regulatory measures adopted by the financial regulatory authorities or subject to administrative punishment or criminal punishment for a serious illegal act or violation. If the shareholder is a foreign entity, it shall be a financial institution in good standing with financial asset management or financial investment advisory experience. The average daily sales holding volume and losses of the sales agency will be taken into consideration for renewal.

On August 28, the CSRC issued the Supervision Measures on Publicly Raised Securities Investment Funds Sales Agencies, or the Sales Agency Measure, effective from October 1, 2020, and its implementation rules, pursuant to which, the Fund Sales Measures was abolished and among others, marketing and promoting funds, opening fund transaction accounts for investors, handling the offering, subscription and redemption of fund units as well as providing inquiry about the information on fund transaction accounts, with securities investments are deemed to be fund selling activities, thus requiring a “securities and future operation license”. Furthermore, according to the Implementation Rules of the Sales Agency Measure, the fund manager and the fund sales agency may agree in the fund sales agreement that a certain proportion of client maintenance fees shall be withdrawn based on the amount of funds sold by the fund sales agency to be used to pay related expenses incurred in fund sales and client service activities to the fund sales agency. For the holding amount formed by selling to individual investors, the agreed ratio of client maintenance fee to the fund management fee shall not exceed 50%; For the holdings formed by sales to non-individual investors, the agreed ratio of client maintenance fees to the fund management fee shall not exceed 30%.

Hywin Fund Distribution Co., Ltd., has obtained a license from the CSRC for mutual fund sales. Hywin Fund Distribution Co., Ltd. is required to comply with the Sale Agency Measures and other applicable laws and regulations and adjust its business operations to meet with the relevant requirements.

Regulations on Exchange Administered Funds

The distribution of exchange administered funds is currently regulated by the Decision Regarding Straightening out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks (“Document 38”) and the Implementation Opinions on Straightening out and Rectifying Various Types of Trading Venues (“Document 37”), promulgated by the General Office of the State Council on November 11, 2011 and July 12, 2012, respectively. Both Document 38 and Document 37 stipulate that exchanges that are subject to the approval of the State Council or its administration department of finance for establishment, shall be regulated by the administration department of finance of the State Council; all other exchanges shall be regulated by the local People’s Government at the provincial level, which in practice, are the offices of finance at municipal and provincial levels. Document 38 and Document 37 emphasize on the prohibitive activities relating to the issuance and distribution of exchange administered funds, for example, that the number of investors of exchange administered funds shall not exceed 200 accumulatively.  Recently, local financial assets exchanges are facing more stringent administration from governmental authorities.

Regulations on Cyber Security and Personal Data Protection

On November 5, 2016, the Standing Committee of the National People's Congress approved the Cyber Security Law of the People's Republic of China, or the Cyber Security Law, which took effective on June 1, 2017. Security Law created China’s first national-level data protection for “network operators” which may include all network service providers in China. The PRC Civil Code, which became effective on January 1, 2021, also stipulates that the personal information of a natural person shall be protected by the law.

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and has taken effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and solidifying the primary responsibility for information security of overseas listed companies, and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

In addition, the PRC State Administration for Market Regulation, or the SAMR, and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect on October 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. On April 19, 2021, the PRC Standardization Administration issued the Information Security Technology — Personal Information Security Measurement and Evaluation Specification in Mobile Internet Applications (Revised Draft for Comments), or the Measures for Mobile Internet Applications, to collect public comments. The deadline for collecting comments is June 18, 2021. Based on the Information Security Technology — Personal Information Security Specification (2020 edition), the Measures for Mobile Internet Applications put forward the personal information security requirements, stipulate the implementation process and evaluation method of App personal information security assessment. To provide reference for identifying App's illegal collection and use of personal information, the CAC, MIIT, SAMR and the Ministry of Public Security, collectively released the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, on November 28, 2019, which took effect on the same day. On March 12, 2021, the MIIT, SAMR and the Ministry of Public Security released the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effected on May 1, 2021, which stipulates that operators of mobile Internet applications (APPS) shall not deny users access to basic App functions because users do not agree to collect unnecessary personal information.

Furthermore, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. According to these provisions, no person or entity is allowed to produce, release, or disseminate information that infringes upon the personal information security of children aged below 14. Network operators collecting, storing, using, transferring, or disclosing children’s personal information are required to enact special protections for such information.

The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the PRC Ministry of Industry and Information Technology, or the MIIT, the PRC Ministry of Public Security, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (i) illegal collection and use of personal information of users by an application and a software development kit, (ii) setting up obstacles and frequently harassing users, (iii) cheating and misleading users, and (iv) inadequate implementation of application distribution platforms’ responsibilities.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) (“Draft Measures”) to collect public comments. The deadline for collecting comments is July 25, 2021. According to the Draft Measures, the scope of cybersecurity reviews is extended to data processing operators engaging in data processing activities that affect or may affect national security. The Draft Measures further requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users. According to the Draft Measures, a cybersecurity review assesses potential national security risk that may be brought about by any procurement, data processing, or overseas listing. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. While the Draft Measures had been released for consultation purpose, there is still uncertainty regarding the Draft Measures as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

In addition, on August 30, 2021, CSRC issued Two Financial Industry Standards of Basic Requirement for Classified Protection for Cybersecurity of Securities and Futures Industry and others, which replaced old standards and provides general requirement for related industries and set general safe requirement and expended safe requirement for targets to be protected from Class I to IV.

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, as amended on December 28, 2012, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. Pursuant to the PRC Labor Law promulgated by SCNPC on July 5, 1994, amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations. In addition, the Interim Provisions on Labor Dispatch which was promulgated by the Ministry of Human Resources and Social Security and became effective on March 1, 2014 sets forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions, or the Three-Nature Requirements. Temporary positions shall mean positions subsisting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major businesses, and substitute positions shall mean positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons.

In addition, according to the PRC Social Insurance Law promulgated by the Standing Committee of the National People’s Congress in October 2010, amended on December 29, 2018, and came into effect on the same day, and the Regulations on the Administration of Housing Funds which was promulgated by the State Council in April 1999, amended on March 24, 2019 and came into effect on the same day, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

Regulations on Foreign Investment

The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the PRC Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three major previous laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel and other relevant matters. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the 2020 Negative List, and the Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, both were promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM and took effect on July 30, 2019. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the State Administration for Market Regulation, or the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of administration procedures, such as licensing conditions, application materials, reviewing steps and deadlines. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

We engage in the direct sales of mutual funds and asset management plans. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. According to the Sales Agency Measure, the legal entity shareholders for an independent mutual fund sales agency holding more than 5% shares shall have net asset of RMB50.0 million and other requirement stipulated by CRSC. If the shareholder is a foreign entity, it shall be a financial institution in good standing with financial asset management or financial investment advisory experience.

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which was further revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of an FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. In December 2019, the Ministry of Commerce issued the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020. Pursuant to the Measures on Reporting of Foreign Investment Information, Foreign investment enterprises shall submit the annual report for the preceding year during January 1 to June 30 annually through the National Enterprise Credit Information Publicity System. Foreign investment enterprises established in the current year shall commence submission of annual reports from the following year. For foreign investment enterprises investing in China and establishing an enterprise (including multi-level investment), upon completion of registration filing and submission of annual report information to the market regulatory authorities, the relevant information shall be forwarded by the market regulatory authorities to the commerce administrative authorities, and these enterprises are not required to submit separately. The implementation of the Measures on Reporting of Foreign Investment Information repealed FIE Record-filing Interim Measures simultaneously.

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM, SAMR and SAFE, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting initial reports, change reports, deregistration reports, annual reports and other required documents. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. After January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

In addition, the Foreign Investment Law and the Implementing Rules also specify other protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; except for special circumstances, including, among others, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited.

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

●	Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and
●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest and royalty payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts.

On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises, from converting registered capital in foreign exchange into Renminbi for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into Renminbi for the payment of various types of cash deposits. If our VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIE’s operations will be subject to statutory limits and restrictions, including those described above.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over foreign direct investment in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in China. Banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which will become effective on June 1, 2015. Upon the implementation of Circular 13, the current foreign exchange procedures will be further simplified, foreign exchange registrations of direct investment will be handled by designated foreign exchange settlement banks instead of SAFE and its branches.

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of itsRenminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiary are still not allowed to extend intercompany loans to our PRC consolidated entities. In addition, as Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“Circular 16”), which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purpose beyond its business scope or prohibited by PRC Laws or regulations, while such converted Renminbi shall not be provide as loans to its non-affiliated entities. As SAFE has not provided detailed guidelines with respect to the interpretation or implementation of Circular 16, it is uncertain how these rules will be interpreted and implemented.

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or Circular 28, which allows investment-oriented foreign-funded enterprises (including foreign-funded companies with an investment nature, foreign-funded venture capital enterprises and foreign-funded equity investment enterprises) to make equity investment with their capital funds in China in accordance with the laws and regulations, and allows non-investment foreign-funded enterprises to make domestic equity investment with their capital funds in accordance with the law on the premise that the existing Negative List is not violated and the projects invested thereby in China are true and compliant. In addition, where a non-investment foreign-funded enterprise makes equity investment in China through transfer of capital in a foreign currency, the investee shall complete registration formalities for receiving the domestic reinvestment and open a capital account to receive the funds pursuant to the provisions. It is not required to complete registration formalities for its monetary capital contribution entered into account; if a non-investment foreign-funded enterprise makes domestic equity investment through settlement of foreign capital, the investee shall complete registration formalities for receiving the domestic reinvestment and open a “capital account—account for settled foreign exchange to be paid” to receive the corresponding funds as required.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

●	Wholly Foreign-Owned Enterprise Law, as most recently amended on September 3, 2016;
●	Wholly Foreign-Owned Enterprise Law Implementing Rules, as most recently amended on February 19, 2014;
●	Company Law of China, as most recently amended on October 26, 2018; and
●	Foreign Investment Law, as promulgated on March 15, 2019 and which came into force on January 1, 2020.

Under these laws and regulations, wholly foreign-owned companies in China may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Companies and its subsequent amendments, supplements or implementation rules, or SAFE Circular 75, issued on October 21, 2005, a PRC resident (whether a natural person or legal persons) shall register with the local branch of the SAFE before it establishes or controls an overseas SPV, with assets or equity interests in a PRC company, for the purpose of overseas equity financing. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles (“SPV”), or SAFE Circular 37, which has superseded SAFE Circular 75. According to SAFE Circular 37, the PRC domestic resident shall apply for SAFE registration for overseas investment before paying capital to SPV by using his, her or its legal assets whether overseas or domestic. The SPV is defined as “offshore enterprise directly established or indirectly controlled by the domestic residents (including domestic institutions and individuals) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of offshore investment and financing”. In addition, in the event that the SPV undergoes changes of its basic information such as the individual shareholder, name, operation term, , or material events including, among others, increase or decrease by domestic individual shareholder in investment amount, equity transfer or swap, merge and spin-off, the domestic resident shall timely complete the change of foreign exchange registration formality for offshore investment.

According to SAFE Circular 37, failure to make such registration or truthfully disclose actual controllers of the round-trip enterprises may subject PRC residents to fines up to RMB300,000 in case of domestic institutions or RMB50,000 in case of domestic individuals. If the registered or beneficial shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiary. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for violating applicable foreign exchange restrictions.

Regulations on Stock Incentive Plans

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account.

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Incentive Plan Rules, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers and employees in its domestic subsidiaries, the relevant domestic individual residents may register with SAFE before exercising their rights.

If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

Regulations on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, which took effect in January 2008, and further amended in February 2017, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

Moreover, under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the SAT on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

PRC Value Added Tax

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services.

In March 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect in May 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. In November 2017, PRC State Counsel issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT. The tax rate for VAT shall be, among others, (1) 17% for taxpayers engaged in sale of goods, services, lease of tangible movables or importation of goods, unless otherwise stipulated in VAT Regulation; (2) 11% for taxpayers engaged in sale of transportation, postal, basic telecommunications, construction, lease of immovables, sale of immovable, transfer of land use rights, sale or importation of certain types of goods; (3) 6% for taxpayers engaged in sale of services and intangible assets, unless otherwise stipulated in VAT Regulation.

According to a Notice issued by the Ministry of Finance and the State Administration of Taxation on April 4, 2018 and came into effect on May 1, 2018, the rate for taxable sale and import of goods have been lowered from 17% and 11% to 16% and 10%, respectively. On March 20, 2019, Ministry of Finance, SAT and General Administration of Customs issued the Announcement on Relevant Policies for Deepening Value-Added Tax Reform (“Circular 39”), which became effective on April 1, 2019. Under Circular 39, among others, (i) the applicable VAT rate of 16% for taxable sales or imported goods of a VAT general taxpayer, is adjusted to 13%, and the applicable VAT rate of 10% is adjusted to 9%; and (ii) the range for VAT input deduction is expanded by adding the domestic transport services, the applicable deduction rate for airline and railway tickets is 9% of ticket value, and 3% for the waterway and highway tickets.

In 2017, MOF and SAT issued Notice on Issues Relating to VAT on Asset Management Products, or Circular 56, which became effective in January 2018. According to Circular 56, VAT taxable transactions in the operations of asset management products by their managers should temporarily use simple tax computation method and be levied at 3%. In order to be qualified for the 3% VAT rate, the asset management product managers are required to separate the audit of revenues and VAT taxable amount of the operations of asset management products business from other businesses. The management services provided by the managers as entrusted by the investors or by the trustee to the entrusted assets should still apply ordinary VAT rate in accordance with the relevant laws and regulations.

On November 7, 2018, the Ministry of Finance and the SAT jointly issued the Circular on Policies on Enterprise Income Tax and Value-added Tax for Overseas Institutions Investing in the Domestic Bond Market (“Circular 108”). Pursuant to Circular 108, with effect from November 7, 2018 to November 6, 2021, enterprise income tax and VAT shall be temporarily exempted on income from bond interests derived by overseas institutions from investments in domestic bond market. The scope of the aforesaid temporary exemption of enterprise income tax shall exclude bond interests derived by the institutions established within China by overseas institutions that are connected to their affiliated Chinese institutions.

Dividend Withholding Tax

Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and the majority of our income may come from dividends we receive from our PRC subsidiaries directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiaries will generally be subject to a 10% withholding tax. If we are deemed a PRC resident enterprise for the future years, any dividends distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (the “Tax Arrangement”) where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% equity interests in a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the SAT on August 28, 2015, which became effective on November 1, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence.

On February 3, 2018, the SAT issued Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which clarifies the interpretation of the beneficial ownership requirement in the dividends, interest and royalty articles of Chinese double tax agreements and provides a more flexible guidance to determine whether the applicant engages in substantive business activities.

On September 29, 2018, the Ministry of Finance, SAT, NDRC and MOFCOM jointly released the Notice on Expanding the Application Scope of Withholding Tax Deferral Treatment on Direct Reinvestments Made by Foreign Investors (“Circular 102”) to further encourage foreign investments in China. According to Circular 102, when certain conditions are met, increase of paid-in capital/capital reserve in the existing investee company by its foreign investor using its attributable/distributable profits is considered a direct equity investment and withholding tax deferral treatment may apply.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, as of the date of this annual report:

_________________

Notes:

(1)	Mr. HAN Hongwei holds 99% equity interest and Ms. HAN Yu, daughter of Mr. Han, holds the remaining 1% equity interest, respectively.
(2)	Ms. WANG Dian is the beneficial shareholder and holds the relevant shares through a nominee arrangement with Ms. WANG Pei, sister of Ms. WANG Dian.

Contractual Arrangements

In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. On June 23, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures for Market Access of Foreign Investment (Negative List), or the Negative List, to amend the Catalogue, effective on July 23, 2020. The Catalogue (as amended by the Negative List) lists the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Our company and Hywin Consulting are considered as foreign investors or foreign invested enterprises under PRC law.

We primarily engage in the distribution of wealth management products to HNWIs in China. While the distribution of private equity funds or securities investment funds is not explicitly categorized as restricted with respect to foreign investment, a qualification is required for the sales of private equity funds or securities investment funds by private asset management companies. In practice, any foreign shareholder of a foreign-invested asset management company focusing securities investment funds must be a financial institution approved by the national or regional financial regulatory authority where the foreign investor locates, and such national or regional financial regulatory authority must have signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. Accordingly, we are currently not eligible to conduct our asset management business by directly establishing a foreign-invested asset management company.

In addition, PRC laws and regulations impose restrictions on foreign ownership of companies that engage in asset management, such as our subsidiary Shenzhen Panying. Furthermore, Shanghai Hywin Network Technology has expanded its business into market research and consultation services, which is also a business subject to foreign ownership restrictions.

As a result of the above, we conduct our business in China through our VIEs by way of a series of contractual arrangements. We believe the contractual agreements between Hywin Consulting and Hywin Wealth Management, Hywin Consulting and Shenzhen Panying, and Hywin Consulting and Shanghai Hywin Network Technology, are essential for our current and future business operations.

These contractual arrangements with VIEs and their major shareholders enable us to exercise effective control over Hywin Wealth Management, Shenzhen Panying and Shanghai Hywin Network Technology and consolidate their financial results as our VIEs. Hywin Consulting effectively assumed management of the business activities of VIEs through a series of agreements which are referred to as the VIE Agreements. Through the VIE Agreements, Hywin Consulting has the right to advise, consult, manage and operate Hywin Wealth Management, Shanghai Hywin Network Technology and Shenzhen Panying, in each for an annual consulting service fee in the amount of 100.0% of the net profit of the respective entity.

The VIE Agreements, all of which were entered into in September 2019, consist of a series of agreements, including Equity Pledge Agreements, Exclusive Technical Consultation and Service Agreement, Equity Option Agreements, and Voting Rights Proxy and Financial Support Agreements.

The following is a summary of these agreements.

Exclusive Technical Consultation and Service Agreements

Pursuant to the Exclusive Technical Consultation and Service Agreement between Hywin Consulting and Hywin Wealth Management, Hywin Consulting has the exclusive right to provide consultation and services to Hywin Wealth Management in its businesses and operations, human resources, technology and intellectual property rights, in return for fee equal to 100.0% of the consolidated net profits of the VIE.

Without Hywin Consulting’s prior written consent, Hywin Wealth Management shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Hywin Consulting has the right to determine the service fee charged to Hywin Wealth Management under this agreement by considering, among other things, the complexity of the services, the time spent by employees of Hywin Consulting to provide the services, content and commercial value of the service provided, as well as the benchmark price of similar services in the market. Hywin Consulting exclusively owns any intellectual property rights arising from the performance of this Exclusive Technical Consultation and Service Agreement. The technical consultation and services agreement remains in effect for 20 years from the date when the agreement was signed. The Exclusive Technical Consultation and Service Agreement can be extended only if Hywin Consulting gives its written consent of extension of the agreement before the expiration of the agreement and Hywin Consulting will agree to the extension without reserve.

Hywin Consulting and Shanghai Hywin Network Technology also entered into an Exclusive Technical Consultation and Service Agreement, which contains terms substantially similar to the Exclusive Technology Consulting and Services Agreement described above.

Hywin Consulting and Shenzhen Panying entered into an Exclusive Technical Consultation and Service Agreement, which contains terms substantially similar to the Exclusive Technology Consulting and Services Agreement described above.

Equity Pledge Agreement

Pursuant to a series of Equity Pledge Agreements among Hywin Consulting, Hywin Wealth Management and the shareholders of Hywin Wealth Management, shareholders of Hywin Wealth Management pledged all of their equity interests in Hywin Wealth Management to Hywin Consulting to guarantee Hywin Wealth Management’s performance of relevant obligations and indebtedness under the Exclusive Technical Consultation and Service Agreement and other control agreements (“Control Agreement”).

In addition, the shareholders of Hywin Wealth Management have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. If Hywin Wealth Management breaches its obligation under the Control Agreement, Hywin Consulting, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests in order to recover these breached amounts.

The Equity Pledge Agreements will be continuously valid until all of the shareholders of Hywin Wealth Management are no longer its shareholders or until all of Hywin Wealth Management’s obligations under the Control Agreements are satisfied.

Hywin Consulting and Shanghai Hywin Network Technology and each of the shareholders of Shanghai Hywin Network Technology entered into an equity pledge agreement, which contains terms substantially similar to the Equity Pledge Agreement described above.

Hywin Consulting and Shenzhen Panying and each of the shareholders of Shenzhen Panying entered into an equity pledge agreement, which contains terms substantially similar to the Equity Pledge Agreement described above.

Equity Option Agreement

Pursuant to a series of Equity Option Agreements among Hywin Consulting, Hywin Wealth Management and the shareholders of Hywin Wealth Management, Hywin Consulting has the exclusive right to require the shareholders of Hywin Wealth Management to fulfill and complete all approval and registration procedures required under PRC laws for Hywin Consulting to purchase, or designate one or more persons to purchase, equity interests of shareholders of Hywin Wealth Management in Hywin Wealth Management, once or at multiple times at any time in part or in whole at Hywin Consulting’s sole and absolute discretion. The purchase price will be the lowest price allowed by PRC laws. The Equity Option Agreements will remain effective until all the equity interest owned by each shareholder of Hywin Wealth Management has been legally transferred to Hywin Consulting or its designee(s).

Hywin Consulting and Shanghai Hywin Network Technology and each of the shareholders of Shanghai Hywin Network Technology entered into an equity option agreement, which contains terms substantially similar to the Equity Option Agreement described above.

Hywin Consulting and Shenzhen Panying and each of the shareholders of Shenzhen Panying entered into an equity option agreement, which contains terms substantially similar to the Equity Option Agreement described above.

Voting Rights Proxy and Financial Supporting Agreement

Pursuant to the Voting Rights Proxy and Financial Supporting Agreements among Hywin Consulting, Hywin Wealth Management and the shareholders of Hywin Wealth Management, each shareholder of Hywin Wealth Management irrevocably appointed Hywin Consulting or Hywin Consulting’s designee to exercise all his/her/its rights as shareholders of Hywin Wealth Management under the Articles of Association of Hywin Wealth Management, including but not limited to the power to exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of Hywin Wealth Management. The term of the Voting Rights Proxy and Financial Support Agreements is 20 years.

Hywin Consulting and Shenzhen Panying and each of the shareholders of Shenzhen Panying entered into a voting rights proxy and financial supporting agreement, which contains terms substantially similar to the Voting Rights Proxy and Financial Support Agreement described above.

Hywin Consulting and Shanghai Hywin Network Technology and each of the shareholders of Shanghai Hywin Network Technology entered into a voting rights proxy and financial supporting agreement, which contains terms substantially similar to the Voting Rights Proxy and Financial Support Agreement described above.

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, we may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

Cash Transfers Between VIE Entities and our Company and its Subsidiaries

As of the date of this annual report, there has been no actual cash transfer between (i) our offshore entities, namely Hywin Holdings Ltd., Hywin Wealth Global Limited and Hywin Wealth International Limited, and our WFOE, namely Hywin Enterprise Management Consulting (Shanghai) Co., Ltd. or (ii) our WFOE, namely Hywin Enterprise Management Consulting (Shanghai) Co., Ltd., and the VIEs and their subsidiaries.

The following diagram illustrates the manner of cash flows in a hypothetical scenario within our Group:

D.Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 6,000 square meters in Shanghai, China. As of June 30, 2021, we had in aggregate 177 wealth service centers located in 25 (Shanghai, Beijing, Tianjin, Chongqing, Anhui, Fujian, Gansu, Guangdong, Guangxi, Hainan, Hebei, Henan, Hubei, Hunan, Jiangxi, Jiangsu, Liaoning, Ningxia, Shandong, Shanxi, Shaanxi, Sichuan, Yunnan, Zhejiang and Hong Kong) with an aggregate floor area of approximately 61,000 square meters. Substantially all of the lessors for the leased premises have valid title to the property. These leases vary in duration from one year to five years.

Item 4A.        Unresolved Staff Comments

None.

Item 5.        Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

A.Operating Results

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Business and Product Mix

We offer wealth management services, asset management services, insurance brokerage services and other services. Our net revenues, operating profit and other aspects of our results of operations are affected by the degree of success of each business segment. In particular, our largest business segment is wealth management services. The composition and level of net revenues that we derive from such services for a particular period are primarily affected by the types of products we distribute and the composition of different product types, as the product types determine the fee rates of one-time commissions we can receive, which concurrently affect our net revenues and operating costs and expenses.

Productivity of Distribution Team and Network

We believe that building out an extensive branch network and a large relationship manager team is essential to increasing our brand recognition, client base and servicing capacity and therefore, the productivity of our distribution team and network is and will continue to be essential to our net revenues and business operations. The productivity of our relationship manager team, as measured by transaction value per relationship manager, increased from RMB38.7 million for the year ended June 30, 2019 to RMB45.1 million for the year ended June 30, 2020, and further increased to RMB52.4 million (US$7.9 million) for the year ended June 30, 2021. As we expand our coverage network and expand the team of our relationship managers, we will increase our capacity to cultivate and serve new clients and markets, and further improve our operating results.

Number of Active Clients and Repeat Purchases Made by Active Clients

Our revenue growth is driven by the increasing number of clients we serve and their increasing investments over the years. We closely monitor the number of our active clients and repeat purchases made by active clients as key operating metrics. We have a growing and loyal client base. For the years ended June 30, 2019, 2020 and 2021, we had approximately 31,757, 36,397 and 38,033 active clients (those who purchased products distributed by us during any given period or those who maintained as holders of our products within the given period), respectively. An increase in the number of active clients has contributed to the growth of the total value of the products we distribute, which ultimately affects one-time commissions we receive and in the long-run the recurring fees and performance-based fees we receive. In addition, we have been able to maintain a high level of client retention. Our repeat transaction rate, which refers to the value of new transactions made by our active clients in an indicated period divided by their previous transaction value that reached maturity in the same period, remained at the high levels of 72.0%, 78.5% and 76.7% for the year ended June 30, 2019, 2020 and 2021, respectively. We expect that the number of active clients and level of repeat purchases made by active clients will continue to be a key factor affecting our revenue growth.

Key Components of Results of Operations

Net revenues

We generated net revenues primarily from (i) wealth management services, (ii) asset management services, (iii) insurance brokerage services, and (iv) other services. The table below sets forth the components of our net revenues for the periods indicated. Please note that our insurance brokerage services are treated as a sub-segment of wealth management services for reporting purposes.

	For the year ended June 30,
	2019		2020			2021
	RMB	%	RMB	%	US$	RMB	%	US$
	(in thousands, except for percentages)
Wealth management services	1,134,389	98.9	1,274,434	99.1	180,017	1,795,552	97.9	271,235
Asset management services	12,223	1.1	4,620	0.4	653	14,942	0.8	2,257
Other Services	—	—	5,809	0.5	821	23,928	1.3	3,615
Total	1,146,612	100.0	1,284,863	100.0	181,491	1,834,422	100.0	277,107

Wealth Management Services

We derive one-time commissions from distribution of various financial products provided by external product providers. Such commissions are calculated as a pre-agreed percentage of the value of the products purchased by our clients. In addition, we are entitled to receive recurring fees and performance-based fees for certain Private and Public Market Investment Products. The performance-based fees are generated when such investment product’s performance exceeds a certain threshold, and are typically recognized as revenues at a point in time, usually when such investment product reaches maturity or is exited and thus the cumulative return of the fund can be determined.

The range of distribution commissions for our wealth management products is as follows:

●	Private Market Investment Products—We generate distribution commissions paid by product providers (e.g. fund managers) typically calculated as 0.3% to 2.7% of the total capital balance raised from our clients as of the year end, with the vast majority of our Private Market Investment Products generating distribution commissions ranging from 2.3% to 2.7%.
●	Public Market Investment Products—Our commission rates generally range from 0.03% to 0.6% per year.

External product providers typically pay our commission within two to three months of distribution of the products.

By Product Type

Our wealth management products can be classified into Private Market Investment Products, Public Market Investment Products, and other financial products.

The Private Market Investment Products are offered to investors through wealth services centers and comprise primarily (i) asset-backed  products, (ii) venture capital funds and private equity funds, (iii) hedge funds, and (iv) other products, including, among others, supply chain financing products, cash management products, and funds managed by our Hong Kong subsidiaries.

The Public Market Investment Products comprise (i) money market funds, (ii) bond funds, (iii) equities funds, and (iv) multi-strategy funds.

Other financial products mainly comprise insurance products in connection with our insurance brokerage services.

The following table sets forth the components of our net revenues from wealth management services by product type for the periods indicated.

	For the year ended June 30,
	2019		2020			2021
	RMB	%	RMB	%	US$	RMB	%	US$
	(in million, except for percentages)
Private Market Investment Products
Asset-backed products	837	73.9	1,051	82.4	148	1,427	79.5	216
Venture capital funds and private equity funds	146	12.9	53	4.2	8	24	1.3	4
Hedge funds	1	—	—	—	—	15	0.8	2
Other products	76	6.7	68	5.4	10	239	13.3	36
Subtotal	1,060	93.5	1,172	92.0	166	1,705	94.9	258

Public Market Investment Products	2	0.2	11	0.9	1	16	0.9	2
Others Financial Products	72	6.3	91	7.1	13	75	4.2	11
Total	1,134	100.0	1,274	100.0	180	1,796	100.0	271

The following table sets forth the transaction value and net revenues of different product categories under our wealth management services for the periods indicated.

	For the year ended June 30,
	2019		2020				2021
	Transaction
	value	Revenue	Transaction value		Revenue		Transaction value		Revenue
	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Private Market Investment Products	49,483	1,060	52,774	7,455	1,172	166	73,031	11,032	1,705	258
Asset-backed products	33,570	837	39,203	5,538	1,051	148	45,856	6,927	1,427	216
Venture capital funds and private equity funds	1,670	146	674	95	53	8	705	107	24	4
Hedge funds	23	1	36	4	—	—	1,703	257	15	2
Other products	14,220	76	12,861	1,818	68	10	24,767	3,741	239	36
Public Market Investment Products	6,069	2	15,457	2,183	11	1	5,549	838	16	2
Other Financial Products	222	72	263	37	91	13	201	31	75	11
Total	55,774	1,134	68,494	9,675	1,274	180	78,781	11,901	1,796	271

Our other financial products are mainly insurance products relating to our insurance brokerage services. We derive one-time brokerage commissions from insurance brokerage services by facilitating sales of insurance products through our Hong Kong subsidiaries. The insurance products we currently offer include (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance product (including personal accident insurance product). The one-time commissions are computed as a pre-agreed percentage of insurance premiums received by the insurance companies from sales facilitated by our Hong Kong subsidiaries.

Asset Management Services

Under asset management services, we manage and distribute inhouse funds to our clients, and also provide discretionary and advisory mandate services to our clients.

Our net revenues from the asset management services consist of (i) management fees calculated either as a percentage of the AUM of the funds or mandates, and (ii) performance-based fees calculated with reference to the fund’s or mandate’s investment performance exceeding a certain threshold. For the year ended June 30, 2021, we provided asset management services through (i) Hywin Asset Management (Hong Kong) Limited, a licensed asset manager in Hong Kong, and (ii) Shenzhen Panying, a PRC fund manager of venture capital funds and private equity funds.

The following table sets forth the components of our net revenues from asset management services by revenue type for the periods indicated.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
Management fees	10,801	88.4	4,620	100.0	13,620	91.2	2,057
Performance based income	1,422	11.6	—	—	1,322	8.8	200
Total	12,223	100.0	4,620	100.0	14,942	100.0	2,257

Other Services

We derive one-time commissions from other services, including (i) referral service fees for overseas property investment, and (ii) information technology service fees for providing transaction process management service to external fund managers. Revenues generated from other services are recognized at a point in time based on the value of property purchased (in the case of overseas property investment) and the business volumes serviced (in the case of information technology service).

Operating Costs and Expenses

Our operating costs and expenses primarily consist of (i) compensation and benefits; (ii) sales and marketing expenses; (iii) general and administrative expenses; and (iv) share-based compensation expenses or benefits. The following table sets forth the components of our operating costs and expenses for the periods indicated.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
Compensation and benefits	624,531	60.2	708,654	62.9	1,003,061	64.6	151,522
Sales and marketing expenses	261,155	25.2	246,108	21.9	326,879	21.1	49,378
General and administrative expenses	145,854	14.1	171,423	15.2	200,929	12.9	30,353
Share-based compensation expenses/(benefits)	5,558	0.5	(369)	0.0	21,947	1.4	3,315
Total	1,037,098	100.0	1,125,816	100.0	1,552,816	100.0	234,568

Compensation and Benefits

Our compensation and benefits primarily include the compensation of our relationship managers, including their base salaries, sales commissions, and other compensation and benefits. We anticipate that our cost of compensation and benefit will increase as we hire more relationship managers for our existing and new wealth service centers.

Sales and Marketing Expenses

Our sales and marketing expenses primarily include office rental expenses, salaries and bonus for our sales and marketing team, and other expenses related to marketing activities. We anticipate that our sales and marketing expenses will continue to increase as we expand our product offerings and launch more marketing campaigns to promote our brand recognition, increase client loyalty and attract new clients.

General and Administrative Expenses

Our general and administrative expenses primarily include compensation of management and administrative staff, rental and other expenses of our headquarters. We anticipate that our general and administrative expenses will increase as we hire additional managerial and administrative employees in line with the increase in the scale of our business and as we continue to enhance our internal controls after we become a publicly held company.

Share-based Compensation Expenses/(Benefits)

For the year ended June 30, 2018, 3,352,990 options were issued to employees, executive officers and directors of Hywin Wealth Management under the 2018 Option Plan. There were no newly issued options for the years ended June 30, 2019 and 2020. For details of the 2018 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan—2018 Plan.” The options granted and issued under the 2018 Option Plan were treated as liabilities as a repurchase feature was attached. As a result, they were measured at fair value when granted and remeasured as of each reporting date. For the years ended June 30, 2019 and 2020, changes of fair value of the option liabilities recorded as share-based compensation expenses/(benefits) amounted to RMB5.6 million and RMB(0.4) million, respectively. For the year ended June 30, 2021, RMB21.9 million (US$3.3 million) was recorded in share-based compensation expenses.

Other (Expenses) /Income

Interest Income, Net

Our net interest income primarily represented interests from loans to related parties for the year ended June 30, 2019. Our net interest income primarily represented interests from bank deposits for the years ended June 30, 2020 and 2021.

Other (Expenses)/Income, Net

Our net other expenses are recorded as a result of non-operating income or expenses. For the year ended June 30, 2019, our other expenses mainly represented litigation compensation fee, enterprise income tax overdue charges and contingent losses relating to legal proceedings. For the year ended June 30, 2020, our other expenses mainly represented charity fee, contingent losses relating to legal proceedings and detained lease deposits. For the year ended June 30, 2021, our other income mainly represented government subsidy and governmental tax return.

Income Tax Expense

Cayman Islands

Hywin Holdings Ltd. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, our company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, our subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to their respective shareholders, no BVI withholding tax will be imposed.

Hong Kong, PRC

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax rate of 16.5% for taxable income generated from operations in Hong Kong. Effective from April 1, 2018, a two-tier corporate profits tax system was officially implemented in Hong Kong, which is 8.25% for the first HK$2.0 million of assessable profits, and 16.5% for the subsequent profits. In addition, the 8.25% tax rate can only be utilized by one entity in a controlled group, while all other entities in the controlled group utilize the 16.5% tax rate.

Mainland, PRC

Our PRC subsidiaries, variable interest entities, or VIEs, and their respective subsidiaries are considered PRC resident enterprises under PRC income tax law, and subject to PRC enterprise income tax on their taxable income at a rate of 25%, except for Shanghai Ziji which has been enjoying a 15% preferential income tax rate since December 2019.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any further period.

	For the year ended June 30,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
NET REVENUE

From third parties
Wealth management	1,087,257	94.8	1,270,819	98.9	1,792,408	97.7	270,760
Assets management	11,323	1.0	4,620	0.3	14,942	0.8	2,257
Others	—	—	5,809	0.5	23,928	1.3	3,615
Total net revenues from third parties	1,098,580	95.8	1,281,248	99.7	1,831,278	99.8	276,632

From related parties
Wealth management	47,132	4.1	3,615	0.3	3,144	0.2	475
Assets management	900	0.1	—	—	—	—	—
Total net revenues from related parties	48,032	4.2	3,615	0.3	3,144	0.2	475
Total net revenues	1,146,612	100.0	1,284,863	100.0	1,834,422	100.0	277,107

Compensation and benefits	624,531	54.4	708,654	55.2	1,003,061	54.7	151,522
Sales and marketing	261,155	22.8	246,108	19.2	326,879	17.8	49,378
General and administrative expenses	145,854	12.7	171,423	13.3	200,929	11.0	30,353
Share-based compensation expenses/(benefits)	5,558	0.5	(369)	—	21,947	1.2	3,315
Total operating cost and expenses	1,037,098	90.5	1,125,816	87.7	1,552,816	84.7	234,568

Interest income, net	769	0.1	325	0.1	1,537	0.1	232
Other income/(expenses), net	(10,810)	(0.9)	(2,458)	(0.2)	12,608	0.7	1,905
Income before income tax expense	99,473	8.7	156,914	12.2	295,751	16.1	44,676
Income tax expense	(38,013)	(3.3)	(50,763)	(3.9)	(88,094)	(4.8)	(13,307)
Net income	61,460	5.4	106,151	8.3	207,657	11.3	31,369

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

Net Revenues

Our net revenues increased by RMB549.6 million, from RMB1,284.9 million for the year ended June 30, 2020 to RMB1,834.4 million (US$277.1 million) for the year ended June 30, 2021. Although the COVID-19 outbreak has had a limited impact on our net revenues for the year ended June 30, 2021, the extent to which the COVID-19 outbreak will impact our future financial condition and results of operations cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our clients for the foreseeable future, among others. See “Item 3, Key Information – D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.”

Wealth management services

Our net revenues from wealth management services increased by RMB521.1 million from RMB1,274.4 million for the year ended June 30, 2020 to RMB1,795.6 million (US$271.2 million) for the year ended June 30, 2021, primarily due to expanded volumes in Private Market Investment Products and diversified products offerings.

Asset management services

Our net revenues from asset management services increased by RMB10.3 million from RMB4.6 million for the year ended June 30, 2020 to RMB14.9 million (US$2.3 million) for the year ended June 30, 2021, driven by growing client interest in offshore funds and discretionary mandates managed by us.

For a description of our net revenues from asset management services generated from related parties, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions—Other Transactions with Related Parties.”

Other services

Our net revenues from other services were RMB23.9 million (US$3.6 million), for the year ended June 30, 2021, mostly attributable to our technology consulting services and other value-added services.

Operating Cost and Expenses

Our total operating costs and expenses increased by RMB427.0 million from RMB1,125.8 million for the year ended June 30, 2020 to RMB1,552.8 million (US$234.6 million) for the year ended June 30, 2021.

For a description of our operating cost and expenses paid to related parties, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions—Other Transactions with Related Parties.”

Compensation and benefits

Our cost of compensation and benefits increased by RMB294.4 million from RMB708.7 million for the year ended June 30, 2020 to RMB1,003.1 million (US$151.5 million) for the year ended June 30, 2021, primarily due to increased average business volume per relationship manager.

Sales and marketing expenses

Our sales and marketing expenses increased by RMB80.8 million from RMB246.1 million for the year ended June 30, 2020 to RMB326.9 million (US$49.4 million) for the year ended June 30, 2021, primarily due to increased marketing and sales activities.

General and administrative expenses

Our general and administrative expenses increased by RMB29.5 million from RMB171.4 million for the year ended June 30, 2020 to RMB200.9 million (US$30.4 million) for the year ended June 30, 2021, primarily due to due to increased administrative personnel expenses in line with our business expansion.

Share-based compensation expenses/(benefits)

For the year ended in June 30, 2021, we recorded share-based compensation expenses of RMB21.9 million (US$3.3 million). For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Share-based Compensation.”

Interest Income, Net

Our net interest income increased from RMB0.3 million for the year ended June 30, 2020 to RMB1.5 million (US$0.2 million) for the year ended June 30, 2021.

Other Expenses, Net

We recorded net other expenses of RMB2.5 million for the year ended June 30, 2020, and net other income of RMB12.6 million (US$1.9 million) for the year ended June 30, 2021. For the year ended June 30, 2020, the net expenses primarily represented contingent losses relating to legal proceedings of RMB1.6 million and detained lease deposit relating to early termination of RMB1.5 million. For the year ended June 30, 2021, the net income primarily represented subsidy and tax rebates from the government.

Income Tax Expense

Our income tax expense increased from RMB50.8 million for the year ended June 30, 2020 to RMB88.1 million (US$13.3 million) for the year ended June 30, 2021. Such increase was in line with our business growth.

Net Income

As a result of the foregoing, our net income increased by RMB101.5 million from RMB106.2 million for the year ended June 30, 2020 to RMB207.7 million (US$31.4 million) for the year ended June 30, 2021.

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

Net Revenues

Our net revenues increased by RMB138.3 million, from RMB1,146.6 million for the year ended June 30, 2019 to RMB1,284.9 million for the year ended June 30, 2020.

Wealth management services

Our net revenues from wealth management services increased by RMB140.0 million from RMB1,134.4 million for the year ended June 30, 2019 to RMB1,274.4 million for the year ended June 30, 2020, primarily due to expansion in the scale of our business, which is reflected in the increase in numbers of our active clients, relationship managers and wealth service centers, and to a lesser extent, due to the increased productivity of our relationship managers. During the year ended June 30, 2020, we modified our advisory strategies based on client’s preference and market and economy conditions, and focused on asset-backed products and Public Market Investment Products, which in turn led to a corresponding increase in revenue generated from these products.

For a description of our net revenues from wealth management services generated from related parties, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions—Other Transactions with Related Parties.”

Asset management services

Our net revenues from asset management services decreased by RMB7.6 million from RMB12.2 million for the year ended June 30, 2019 to RMB4.6 million for the year ended June 30, 2020, because (i) we disposed Hywin Asset Management to our related parties in June 2019 and (ii) our assets under management were not scalable during this period, partially offset by an increase in overseas asset management fees. See “—Key Components of Results of Operations—Net Revenues—Asset Management Services.”

For a description of our net revenues from asset management services generated from related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions with Related Parties.”

Other services

Our net revenues from other services were RMB5.8 million for the year ended June 30, 2020 as compared to nil for the year ended June 30, 2019, as we only entered into other services, representing overseas property investment consultancy services and information technology services, in the year ended June 30, 2020.

Operating Cost and Expenses

Our total operating cost and expenses increased by RMB88.7 million from RMB1,037.1 million for the year ended June 30, 2019 to RMB1,125.8 million for the year ended June 30, 2020.

For a description of our operating cost and expenses paid to related parties, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions—Other Transactions with Related Parties.”

Compensation and benefits

Our cost of compensation and benefits increased by RMB84.2 million from RMB624.5 million for the year ended June 30, 2019 to RMB708.7 million for the year ended June 30, 2020. This increase was primarily due to an increase in relationship manager headcount as we hired more relationship managers and opened more wealth services centers for the year ended June 30, 2020, coupled with the increased base salaries for relationship managers.

Sales and marketing expenses

Our sales and marketing expenses decreased by RMB15.1 million from RMB261.2 million for the year ended June 30, 2019 to RMB246.1 million for the year ended June 30, 2020. This decrease was primarily due to the decrease in sales and marketing activities and rental payments, all of which were related to COVID-19.

General and administrative expenses

Our general and administrative expenses increased by RMB25.5 million from RMB145.9 million for the year ended June 30, 2019 to RMB171.4 million for the year ended June 30, 2020, primarily due to increases in (i) salaries and social welfare payments in line with the increase in employee headcount; (ii) IT service fee; and (iii) professional fees in relation to accounting services.

Share-based compensation expenses/(benefits)

We recorded share-based compensation expenses of RMB5.6 million for the year ended June 30, 2019, representing the losses in fair value of the option liabilities. For the year ended June 30, 2020, due to the changes of fair value of the option liabilities during this period, we recorded share-based compensation benefits of RMB0.4 million. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Share-based Compensation.”

Interest Income, Net

Our net interest income decreased slightly from RMB0.8 million for the year ended June 30, 2019 to RMB0.3 million for the year ended June 30, 2020.

Other Expenses, Net

We recorded net other expenses of RMB10.8 million for the year ended June 30, 2019 and net other expenses of RMB2.5 million for the year ended June 30, 2020. For the year ended June 30, 2019, the net expenses primarily represented litigation compensation fee of RMB4.9 million, overdue fine for unpaid income tax of RMB3.8 million and contingent losses relating to legal proceedings of RMB3.3 million. For the year ended June 30, 2020, the net expenses primarily represented contingent losses relating to legal proceedings of RMB1.6 million and detained lease deposit relating to early termination of RMB1.5 million.

Income Tax Expense

Our income tax expense increased from RMB38.0 million for the year ended June 30, 2019 to RMB50.8 million for the year ended June 30, 2020. Such increase was in line with our business growth.

Net Income

As a result of the foregoing, our net income increased by RMB44.7 million from RMB61.5 million for the year ended June 30, 2019 to RMB106.2 million for the year ended June 30, 2020.

Critical Accounting Policies

Our consolidated financial statements include the accounts of our company, our subsidiaries and consolidated VIEs of which our company is the primary beneficiary, from the dates they were acquired or incorporated. All inter-company transactions and balances have been eliminated upon consolidation. We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 3 to our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

In accordance with ASC Topic 606, which we early adopted from July 1, 2017, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, we perform the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Wealth management services

Revenue generated from providing wealth management service represents one-time distribution commissions and performance-based income we earn by serving as a financial product distributor, and one-time commissions we earn by serving as a broker to an insurance company by facilitating the sales of various insurance products offered by the insurance companies.

One-time distribution commissions

One-time distribution commissions generated from our wealth management service are earned (1) from distribution of various financial products (mostly Private Market Investments Products) on behalf of the financial product issuers and (2) by serving as a broker to an insurance company through facilitating the sales of various insurance products offered by the insurance companies.

(1)Distribution of financial products

For distribution of financial products, we enter into distribution agreements with the financial product issuers to specify key terms and conditions of each arrangement, which among other things, include a pre-agreed one-time distribution commission entitled by us in exchange for our distribution service. Such one-time distribution commissions entitled by us do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, once earned.

One-time distribution commissions are separately negotiated for each agreement, and is calculated based on a pre-agreed annualized rate, the fixed lock-up period of the financial products (days), and total amounts purchased by the investors through our distribution channels.

Revenues from one-time distribution commissions are recognized at a point in time upon establishment of a financial product, which is when the single performance obligation to provide distribution service of financial products on behalf of the product issuer to investors is fulfilled. We define the “establishment of a financial product” for our revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by us have entered into a purchase or subscription contract with the product issuer and (2) the product issuer has issued a formal notice to confirm the establishment of a financial product. Different types of wealth management products would have the same timing on recognition of revenue but different commission rate.

The one-time distribution commissions are earned and recognized when each individual investment is made, while the commission payments received from the product issuers are made in accordance with payment schedule agreed between the product issuer and us, which is usually less than three months after the end of the fund-raising period.

(2)Insurance brokerage service

For insurance brokerage service, the single performance obligation identified is to provide facilitation service to the insurance companies, i.e. to refer clients to buy the customers’ insurance products. The brokerage service commission are earned when each individual insurance transaction is completed and a cooling off period has elapsed.

We enter into insurance brokerage service contracts with insurance companies to specify key terms and conditions of each arrangement, which among other things, include a pre-agreed one-time commission entitled by us in exchange for our sales facilitation service provided to the insurance companies. These commissions is normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by us in respect of an insurance product. The insurance companies have the right to amend the prospective commission percentage from time to time at their entire discretion by giving written notice to us.

The one-time commissions do not include credits, discounts, rebates, price protection or other similar privileges that include a clawback mechanism which could result in a refund of premium from the insurance companies to their clients.

The clawback provision entitled the insurance companies and brokers to recall any payment previously paid to us or to set off against any future payment. During the years ended June 30, 2019, 2020 and 2021, revenues amounting to HK$0.03 million, HK$1.0 million and HK$0.2 million were subject to clawback. We evaluate and update our estimates of the clawback provision of each contract at each reporting date, based on historical experiences and various other assumptions that we believe to be reasonable under the circumstances and conclude that the possibility of clawback from insurance companies and brokers is considered remote.

The commission payment term from insurance companies is normally on a semi-month basis, with payment paid within 6-26 days after the amount of service fee of previous statement was confirmed by both parties.

As a result, we recognize the one-time commissions at a point in time when earned upon the end of the cooling off period of each insurance product sales contract signed by the insurance companies with their clients, of which the transaction was facilitated by us, as we believe that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur. We define the “cooling off period” for our revenue recognition purpose as the period that the clients can unconditionally cancel their insurance contracts and obtain refund after the contracts have established. The performance obligation to provide referral can only be fulfilled after the cooling off period.

Performance-based income

In some of our fund distribution arrangements, we are also entitled to a performance-based income, which is based on the extent to which the related fund’s investments performance exceeds a hurdle rate. Such performance-based fees are a form of variable consideration, and are typically calculated and distributed when the cumulative return of the fund can be determined.

Such performance-based income is typically recognized as revenue at a point in time, usually when the fund liquidates and the cumulative return of the fund can be determined.

We do not bear any loss from the investors’ investments nor provide any guarantees of return with respect to the products we distribute.

Asset management services

Revenues generated from providing asset management services are management fees and performance-based fees we earn by serving as investment manager.

Management fees

Management fees generated from our asset management services are earned from providing investment management service throughout the duration of various investment funds, which represents a performance obligation that is satisfied over time.

Revenues of management fees are recognized over time on a monthly basis over the contract term, which is calculated in accordance with the respective fund contract or mandate agreement, either as a percentage of the total investments made by the investors or as a percentage of the fair value of the fund’s or mandate’s net assets, calculated regularly. The management fees do not include any rights of return, credits or discounts, rebates, price protection or other similar privileges, once determined.

Performance-based income

In a typical asset management arrangement in which we serve as investment manager, besides management fee, we are also entitled to a performance-based fee based on the extent by which the fund’s or mandate’s investment performance exceeds a certain threshold. The performance-based fees earned by us are a form of variable consideration in our asset management contracts with clients.

Such revenues of performance-based income from providing asset management service are recognized at a point in time when the performance of the fund can be determined.

Others

Revenue generated from others mainly represents referral service fees for overseas property purchases and information technology service fees for providing transaction process management service to fund managers. These revenues are recognized at a point in time based on the value of property purchased and the fund-raising amount of the products.

Impairment of Long-lived Assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the years ended June 30, 2019, 2020 and 2021, there were no impairment recognized on long-lived assets.

Accounts receivable

We record accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Income Taxes

We follow the guidance of ASC Topic 740 “Income taxes” and use liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

Fair Value of Financial Instruments

Our financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term loan receivables and due from related parties. The carrying values of these financial instruments approximate fair values due to their short maturities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter.

Liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of June 30, 2019 is as follows:

Fair value measurement at reporting date using
		Quoted Prices in	Significant
		Active Markets for	Other	Significant
		Identical	Observable	Unobservable
	As of June	Assets/Liabilities	Inputs	Inputs
	30, 2019	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB
Share-based compensation liabilities	6,929	—	—	6,929

In addition, there are no share-based compensation liabilities as of June 30, 2020 and 2021.

Significant unobservable inputs utilized to determine the fair value of the share-based compensation liabilities was disclosed in “—Share-based Compensation.”

Share-based Compensation

On January 1, 2016, January 1, 2017 and January 8, 2018, one of our consolidated VIEs, Hywin Wealth Management granted and issued options to its employees for the purchase of an aggregate of 8,998,465 shares of Hywin Wealth Management. The option exercise price was set at RMB1.23, RMB1.35 and RMB1.83 per share for the options granted on January 1, 2016, 2017 and January 8, 2018, respectively. All these options were vested upon issuance. The options issued had a repurchase feature, which gave the awardees the right to require us to repurchase part or all of the options the employees hold for cash. Given the condition of the grants, vests, repurchases and exercises of the relevant options issued historically were all under similar conditions, we considered all these options were granted and issued under a share incentive plan, or the 2018 Option Plan.

On September 30, 2019, we adopted a share option plan (the “2019 Option Plan”) for the employees to purchase our ordinary shares. Under the 2019 Option Plan, the maximum aggregate number of ordinary shares available for issuance would be 2,250,000 ordinary shares. Each grantee of the 2018 Option Plan entered into an amended grant letter with Hywin Wealth Management and us, all parties agreed to replace the issued and outstanding options granted by Hywin Wealth Management with the options granted by us under the 2019 Option Plan, and terminate the 2018 Option Plan, with each one option granted by us replacing ten options granted by Hywin Wealth Management. The exercise price replaced by the 2019 Option Plan was US$1.894, US$1.946 and US$2.801 per share for the options originally granted in January 1, 2016, 2017 and January 8, 2018, respectively. The 2019 Option Plan also granted to the employees 1,499,753 new options of us with nil exercise price. The exercise period of any options granted under the 2019 Option Plan shall start from one year after our IPO through December 31, 2023.

The options granted and issued under the 2018 Option Plan were treated as liabilities due to the repurchase feature attached, allowing the employees to cause us to repurchase part or all of the options they hold, which permitted the employees to avoid bearing the risks and rewards normally associated with equity share ownership. As a result, they were measured at fair value when granted and remeasured as of each reporting date, with the changes in fair value of these liability classified awards be recorded in earnings in each reporting period. As of September 30, 2019, the options granted and issued under the 2018 Option Plan were replaced by the 2019 Option Plan with no repurchase feature. According to ASC718, the transaction was classified as modification from a liability award to an equity award. The aggregate amount of compensation cost recognized is generally the fair-value-based measure of the award on the modification date, and no longer has to be remeasured at a fair-value-based amount in each reporting period until settlement.

Expenses related to options granted and issued under the 2018 Option Plan and losses/(gain) incurred as a result of increase/(decrease) in fair value of these option liabilities for the years ended June 30, 2019 and 3 months ended September 30, 2019 were recorded as share-based compensation expenses/(benefit) in our statement of income and comprehensive income.

The options under 2019 Option Plan granted to employees contain an explicit service condition, which the options will be considered to be forfeited if the grantees resigned within 5 years after the dates they joined the 2018 Option Plan or 2019 Option Plan (“5-year condition”). Also all grantees were restricted to convert the options into ordinary shares until a certain period subsequent to the IPO date (“lock up period”). If the grantee resigned from us before the IPO or during the lock up period, we have the right to cancel their options. The 5-year condition and lock up period are service condition and the exercise of the options were contingent to the IPO, which is a performance condition. Under ASC 718, if the vesting (or exercisability) of an award is based on the satisfaction of both a service and performance condition, the entity must initially determine which outcomes are probable and recognize the compensation cost over the longer of the explicit or implicit service period. Because an IPO generally is not considered to be probable until the IPO is effective, the compensation cost of the 2019 Option Plan will only be recognized upon the completion of IPO based on the fair value of grant date as the cumulative effect on current and prior periods of the change in the estimated number of awards for which the requisite service is expected to be rendered. As of June 30, 2020, however, we considered the obligation under the 2018 Option Plan still exist after the replacement of 2019 Option Plan because no forfeiture is expected due to the replacement. As a result, previously recorded share-based compensation liabilities as of September 30, 2019 (i.e. RMB 6,560) based on fair value under 2018 Option Plan would be transferred to equity, and the change in value due to the replacement would be recognized after the IPO occurs.

As of March 26, 2021, we completed our IPO and listing on NASDAQ, which is regarded as a milestone that fulfilled the performance condition under the 2019 Option Plan. As such, the fair value of the options and the compensation cost under the 2019 Option Plan should be recognized from March 26, 2021. The grant date of the 2019 Option Plan is considered to be September 30, 2019. The requisite service period should start from the earliest signing date of the respective option plan until the later of the one year after the IPO and 5 years after earliest option plan signing date. Nil options were exercisable as of June 30, 2021.

The following table summarizes option activities during the years ended June 30, 2019, 2020 and 2021:

		Weighted
		Average	Weighted
		Remaining	Average
	Number of	Contractual	Exercise
	options	Life (Years)	Price (RMB)
Outstanding and exercisable, June 30, 2018	8,998,465	1.25	1.50
Granted/Vested	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Repurchased	(1,495,995)	1.08	1.23
Outstanding and exercisable, June 30, 2019	7,502,470	0.25	1.55
Granted/Vested	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Replaced by 2019 Option Plan as of September 30, 2019	(7,502,470)	—	1.55
Outstanding and exercisable, June 30, 2020	—	—	—
Recognition of options originally under 2018 Option Plan and replaced by 2019 Option Plan as of March 26, 2021	750,247	1.11	16.43
Recognition of new options granted under 2019 Option Plan as of March 26, 2021	1,499,753	2.00	—
Forfeited	(235,613)	—	0.74
Exercised	—	—	—
Outstanding, June 30, 2021	2,014,387	1.48	5.29

Fair Value of the Option Awards

We estimate the fair value of granted options using the binomial tree pricing method, with assistance from an independent third-party valuation firm. The following table summarized the key assumptions developed and adopted by us for the determination of the options as of June 30, 2018 and 2019 and September 30, 2019, respectively, estimated based on the aforementioned assumptions:

	As of June 30,	As of June 30,	As of September 30,
	2018	2019	2019 (4)
Options granted in 2016
Risk-free interest rate (1)	3.29%	2.61%	2.75%
Dividend yield (2)	0%	0%	0%
Expected volatility (3)	35.4%	47.4%	49.1%
Year to maturity (4)	1.25	0.25	Nil
Exercise Price (5) (RMB)	1.23	1.23	1.23
Fair value per ordinary share (6) (RMB)	1.55	3.13	2.43
Fair value per option (RMB)	0.45	1.91	1.20

	As of June 30,	As of June 30,	As of September
	2018	2019	30, 2019 (4)
Options granted in 2017
Risk-free interest rate (1)	3.29%	2.61%	2.75%
Dividend yield (2)	0%	0%	0%
Expected volatility (3)	35.4%	47.4%	49.1%
Year to maturity (4)	1.25	0.25	Nil
Exercise Price (5) (RMB)	1.35	1.35	1.35
Fair value per ordinary share (6) (RMB)	1.55	3.13	2.43
Fair value per option (RMB)	0.38	1.79	1.08

	As of June 30,	As of June 30,	As of September
	2018	2019	30, 2019 (4)
Options granted in 2018
Risk-free interest rate (1)	3.29%	2.61%	2.75%
Dividend yield (2)	0%	0%	0%
Expected volatility (3)	35.4%	47.4%	49.1%
Year to maturity (4)	1.25	0.25	Nil
Exercise Price (5) (RMB)	1.83	1.83	1.83
Fair value per ordinary share (6) (RMB)	1.55	3.13	2.43
Fair value per option (RMB)	0.17	1.32	0.60

As of September 30, 2019 (4)
Options granted in 2019 Option Plan
Risk-free interest rate (1)	2.75%
Dividend yield (2)	0%
Expected volatility (3)	49.1%
Year to maturity (4)	Nil
Exercise Price (5) (RMB)	0
Fair value per ordinary share (6) (RMB)	24.3
Fair value per option (RMB)	24.3
(1)	We estimate risk-free interest rate based on the yield of China Benchmark Bond with a maturity period close to the expected term of the options.
(2)	Dividend yield is based on the fact that we do not expect to pay any cash dividends in the foreseeable future.
(3)	The computation of expected volatility is based on the fluctuation of the historical share prices of comparable companies. When selecting these comparable companies whose stock prices had been used by us to determine its expected share price volatility, the selection criteria primarily included: (i) companies which are primarily engaged in wealth management and asset management related businesses; (ii) companies that have its primary operations in Greater China; and (iii) relevant companies’ information is both available and publicly disclosed.
(4)	The maturity date of the options is assumed to be on September 30, 2019, as a new option plan, i.e. the 2019 Option Plan was adopted to replace the 2018 Option Plan on such date.
(5)	Exercise prices are the contract exercise prices of the options.
(6)	Fair value of the underlying ordinary shares is estimated by us using guideline publicly-traded comparable method under market approach with reference to the stock price of the comparable publicly-traded companies. In addition, we also considered various other factors that we believed to be reasonable under the circumstances, including, among others, its results of operations, financials position, external market conditions affecting the wealth management service industry, trends within the wealth management and asset management services industry.

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates when valuing our options, our share-based compensation expenses/(benefits) could be materially different.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 (y) - “Recently issued or adopted accounting standards” to our audited consolidated financial statements included elsewhere in this annual report.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations. We had net income of approximately RMB61.5 million, RMB106.2 million and RMB207.7 million for the years ended June 30, 2019, 2020 and 2021, respectively. As of June 30, 2019, 2020 and 2021, we had cash and cash equivalents of RMB17.2 million, RMB108.4 million and RMB439.3 million (US$68.0 million), respectively. As of June 30, 2021, 95.1% of our cash and cash equivalents were located in China.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations and strategic initiatives. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or debt securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated variable interest entities, we only have access to cash balances or future earnings of our consolidated variable interest entities through our contractual arrangements with our variable interest entities.

As a Cayman exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiary in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. See “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our public offering to make loans to our PRC subsidiary and our VIEs, or to make additional capital contributions to our PRC subsidiary.”

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended June 30,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	137,750	133,210	334,033	50,458
Net cash used in investing activities	(95,128)	(43,439)	(14,631)	(2,210)
Net cash (used in)/provided by financing activities	14,180	(5,709)	185,606	28,038
Effect of exchange rate changes	(3,145)	(4,420)	11,917	3,732
Net increase in cash, cash equivalents, and restricted cash	53,657	79,642	516,925	80,018
Cash and cash equivalents at beginning of the year	11,027	17,196	108,358	16,773
Cash and cash equivalents at end of the year	17,196	108,358	439,287	68,000
Restricted cash at beginning of the year	44,059	91,547	80,027	12,388
Restricted cash at the end of the year	91,547	80,027	266,023	41,179

Operating Activities

Net cash provided by operating activities for the year ended June 30, 2021 was RMB334.0 million (US$50.5 million). This reflected net income of RMB207.7 million (US$31.4 million), as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB25.6 million (US$3.9 million) mainly in relation to equipment, furniture, fixture and leasehold improvements; (ii) share-based compensation benefits of RMB21.9 million (US$3.3 million); and (iii) deferred taxes assets of RMB1.7 million (US$0.3 million). This amount was further adjusted by positive changes in operating assets and liabilities primarily including (i) an increase in investor’s deposit of RMB174.0 million (US$26.3 million), which were investors’ uninvested cash balances temporarily deposited in our bank accounts in line with the increased transaction value of Public Market Investment Products and Private Market Investment Products; (ii) an increase in other payables and accrued liabilities of RMB75.0million (US$11.3million), which mainly consisted of increased value-added tax payables and payroll payables; and (iii) an increase in commission payable of RMB42.3 million (US$6.4 million) in relation to the commission paid to relationship managers, partially offset by (i) an increase in account receivables of RMB190.4 million (US$28.8 million) in line with the increase in revenue; and (ii) a decrease in deposits, prepayments and other current assets of RMB15.9 million (US$2.4 million).

Net cash provided by operating activities for the year ended June 30, 2020 was RMB133.2 million. This reflected net income of RMB106.2 million, as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB26.2 million mainly in relation to equipment, furniture, fixture and leasehold improvements; (ii) loss from disposal of long-term assets of RMB1.5 million due to the disposal of Shanghai Haiyinhui’s fixed assets; and (iii) bad debt provision of RMB1.3 million mainly in relation to non-collectible lease deposits. This amount was further adjusted by positive changes in operating assets and liabilities primarily including (i) an increase in other payables and accrued liabilities of RMB56.0 million, which mainly consisted of increased value-added tax payables and IT service payables and payables in relation to acquisition of Ziji, (ii) an increase in income tax payable of RMB49.5 million due to increased profit in the year ended June 30, 2020 and our failure to pay the income tax in a timely manner; and (iii) a decrease in accounts receivable due from related parties of RMB33.1 million primarily due to the gradually decreasing sales to related parties in recent years, partially offset by (i) an increase in account receivables of RMB111.3 million due from third parties in line with the increase in revenue; (ii) a decrease in commission payable-noncurrent of RMB28.7 million due to a change in commission policy; (iii) a decrease in investors’ deposit of RMB14.1 million.

Net cash provided by operating activities for the year ended June 30, 2019 was RMB137.8 million. This reflected net income of RMB61.5 million, as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB28.4 million mainly in relation to equipment, furniture, fixture and leasehold improvements and (ii) share-based compensation expenses of RMB5.6 million. This amount was further adjusted by positive changes in operating assets and liabilities primarily including (i) an increase in other payables and accrued liabilities of RMB53.8 million, which mainly consisted of increased value-added tax payables and payroll payables; (ii) an increase in investors’ deposit of RMB47.7 million, which were investors’ uninvested cash balances temporarily deposited in our bank accounts in line with the increased transaction value of Public Market Investment Products; (iii) an increase in income tax payable of RMB35.3 million because we failed to pay the income tax in a timely manner; and (iv) a decrease in accounts receivable due from related parties of RMB27.2 million primarily due to the gradually decreasing sales to related parties in recent years, partially offset by (i) an increase in account receivables of RMB131.7 million due from third parties, primarily because x) we made efforts to diversify the sources of our products and significantly increased the number of third-party product providers as well as the transaction value of their products in recent years, and y) a substantial majority of such account receivables were related to sales that primarily occurred in the second quarter of 2019 compared to the same period of 2018, which led to a significantly higher accounts receivables as of June 30, 2019 compared to those as of June 30, 2018; and (ii) a decrease in commission payable of RMB9.5 million due to a change in our commission payment policy pursuant to which since March 2019, we have settled approximately 20% of our commission payments directly through our payroll system instead of through third-party agents (as was the practice prior to March 2019) in order to strengthen our control over commission payments, resulting in a decrease in commission payable.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2021 was RMB14.6 million (US$2.2 million), primarily attributable to (i) payment for office equipment, fixture and leasehold improvements of RMB11.9 million (US$1.8 million); and (ii) payment for purchase of intangible assets of RMB2.9 million (US$0.4 million), representing the purchase of software.

Net cash used in investing activities for the year ended June 30, 2020 was RMB43.4 million, primarily attributable to (i) loans lent to related parties of RMB107.2 million; (ii) payment for office equipment, fixture and leasehold improvements of RMB10.4 million, partially offset by (i) collection of loans lent to related parties of RMB45.1 million; (ii) cash effect of acquisition of VIEs’ subsidiaries of RMB15.2 million and (iii) collection of short-term loan receivables amounting to RMB14.2 million.

Net cash used in investing activities for the year ended June 30, 2019 was RMB95.1 million, primarily attributable to (i) loans lent to related parties of RMB69.1 million; (ii) payment for office equipment, fixture and leasehold improvements of RMB21.2 million; (iii) distribution of short-term loan receivables of RMB8.2 million; (iv) payment for purchase of intangible assets of RMB7.9 million, representing the purchase of insurance brokerage license in Hong Kong; and (v) cash effect of deconsolidation of a VIE’s subsidiaries of RMB2.9 million, partially offset by (i) proceeds related to disposal of a subsidiary of RMB10.0 million; (ii) collection of loans to lent to related parties of RMB2.2 million; and (iii) collection of short-term loan receivables of RMB2.0 million.

Financing Activities

Net cash provided by financing activities for the year ended June 30, 2021 was RMB185.6 million (US$28.0 million), primarily attributable to (i) proceeds from issuance of ordinary shares from IPO of RMB180.7 million (US$27.3 million); and (ii) proceeds from shareholder investments of RMB4.9 million (US$0.7 million).

Net cash used in financing activities for the year ended June 30, 2020 was RMB5.7 million, primarily attributable to the repayment of loans borrowed from third parties of RMB7.0 million, partially offset by proceeds from loans borrowed from related parties of RMB2.0 million.

Net cash provided by financing activities for the year ended June 30, 2019 was RMB14.2 million, primarily attributable to proceeds from loans borrowed from third parties of RMB14.7 million. All of the related loans were fully repaid by December 2019.

Holding Company Structure

Our company, Hywin Holdings Ltd., is a holding company with no material operations of its own. As most of our operations are conducted through our PRC (excluding Hong Kong) subsidiary and VIEs, our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiary and VIEs. Our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOEs and our VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOEs may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

C.Research and Development

See “Item 4. Information on the Company—B. Business Overview—Information Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.Contractual Obligations

The following table sets forth our contractual obligation and commitments as of June 30, 2021.

	Payments due by period
		Less	1-3	3	More
	Total	than 1 year	years	-5 years	than 5 years
Operating lease obligation	140,923	95,043	45,880	—	—

G.Safe Harbor

See “Forward-Looking Information” on page 3 of this annual report.

Item 6.        Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officer	Age	Position/Title

Mr. HAN Hongwei*	56	Director, Chairman of the Board
Ms. WANG Dian**	53	Director, Chief Executive Officer
Ms. ZHU Shuming	45	Director
Mr. Joel A. GALLO	49	Independent Director
Ms. CHEN Jie	50	Independent Director
Mr. LOK Wai	39	Chief Financial Officer
Mr. LIU Zheng	39	Chief Marketing Officer
Mr. ZHOU Huichuan	48	Vice President of Strategic Projects
Mr. WANG Gui	45	Vice President of Strategy
Mr. XIAO Wen	44	Vice President of Overseas Business

*Husband of Ms. WANG Pei.

**Sister of Ms. WANG Pei.

Mr. HAN Hongwei. Mr. HAN has served as our director since July 2019, and our chairman of the board since September 2019. Mr. HAN is the founder of our Company and Hywin Financial Holdings. Prior to that, Mr. HAN served as the chairman at Henan Yizhong (Group) Co., Ltd. from July 1995 to June 2008, responsible for the overall management of the company. Mr. HAN is currently the president of Henan Chamber of Commerce (Shanghai) and New Shanghai Merchants Federation, and executive president of the Federation of Enterprises in Shanghai (Chamber of Commerce). Mr. HAN was awarded the “Industry Achievement Award” by Hurun Report in November 2017. He was recognized as the “2014 China Economic Figure” by Economic Information Daily in November 2014. He was also recognized as the “Man of the Year for China Independent Wealth Management Industry” by Fortune Today in November 2016. He was elected as the first chairman of the Council of China Private Investor Rights Protection Alliance in July 2017.

Ms. WANG Dian. Ms. WANG has served as our director since July 2019, and our chief executive officer since September 2019. Ms. WANG has served as the chief executive officer of Hywin Wealth Management since July 2018. Prior to that, Ms. WANG served as the Vice President of Hywin Financial Holding Group from July 2015 to July 2018, responsible for the middle to backstage management of the company. Ms. WANG received her executive master of business administration from Cheung Kong Graduate School of Business in 2018. In 2020, Ms. WANG won the “Woman of the Year in Greater China Wealth Management” at the WealthBriefingAsia Greater China Awards 2020. In 2021, Ms. WANG won the “Best CEO in Greater China Wealth Management” in the WealthBriefingAsia Greater China Awards 2021.

Ms. ZHU Shuming. Ms. ZHU was appointed as our director in February 2021. Ms. ZHU joined Hywin Capital Management LLC, an affiliated entity, in October 2016 and serves as its President and COO. Ms. ZHU directs the overall management of the firm and also works as the international liaison between the firm and the other entities within the Hywin Financial Holding Group in various jurisdictions. Ms. ZHU brings to the firm over 10 years of experience in the financial industry and has worked in the United States, Canada and China. Prior to joining the firm, Ms. ZHU worked in a number of roles at various North American financial firms, including Manulife Financial, Mercer Investment consulting and Mercer HR Consulting. Ms. ZHU graduated with Bachelor of Science degree from Renmin University of China in 1997 and a Master of Science degree from Boston University, United States in 2001.

Mr. Joel A. Gallo. Mr. GALLO was appointed as our independent director in June 2020, and his appointment was effective in March 2021. Mr. GALLO is the chief executive officer of Columbia China League Business Advisory Co. since November 2019, providing advisory professional services, including advising Chinese companies on initial public offering issues in the U.S. From April 2013 to December 2018, Mr. GALLO served as co-founder and principal of GLS Group LLC, responsible for providing management consulting services to financial sector firms. Previously, between February 1994 and March 2013, Mr. GALLO was a senior executive at Scudder Kemper Investments (Deutsche Bank Asset Management), TLX Trading Networks, Deloitte, Ernst & Young, PricewaterhouseCoopers, EMC. In those roles, Mr. GALLO advised about 100 global financial institutions on strategy, transformation, risk and relationship manager projects. Mr. GALLO obtained his bachelor degree in management from Binghamton University – State University of New York in 1993, a master of international relations from Tufts University in 2008, and a master of public administration from Columbia University in 2008.

Ms. CHEN Jie. Ms. CHEN was appointed as our independent director in September 2019, and her appointment was effective in March 2021. Ms. CHEN is the founder and the executive director of Brainzoom Business Consulting Co., Ltd. since July 2007, responsible for the operation of the company and also leading the consulting department providing business & financial consulting services to various companies. From January 2006 to May 2007, Ms. CHEN served as a vice president and finance director of Cellon International Holdings Corporation, responsible for leading the work of corporate finance department. From July 2000 to January 2006, Ms. CHEN served as the southern China regional administration manager of PricewaterhouseCoopers (2002-2006) and former Arthur Andersen (2000-2002), Shenzhen & Guangzhou branches, responsible for the regional office administration work. From June 1993 to June 2000, Ms. CHEN served as an audit manager of Arthur Andersen, Shenzhen branch, providing audit assurance services to various PRC companies that was listed on the international stock markets. Ms. CHEN obtained her bachelor degree in accounting from Shenzhen University in 1993 and is a member of CICPA and FCCA.

Mr. LOK Wai. Mr. Lok has served as our chief financial officer since August 2021. Prior to joining us, Mr. Lok was a senior investment banker at Citigroup. Mr. Lok had over 15 years of professional investment banking experience working in the United States and Hong Kong SAR. In that role, Mr. Lok led IPOs, private fundraising, M&As and other major transactions for leading TMT companies and financial service groups in China and other parts of Asia, and advised clients on their growth strategies and transformative initiatives. Mr. Lok graduated from the University of California, Berkeley with B.A. in Economics and B.S. in Business Administration.

Mr. LIU Zheng. Mr. LIU has served as our chief marketing officer since September 2019. Mr. LIU has served as the chief marketing officer of Hywin Wealth Management since August 2017. Mr. LIU previously served as the vice president of Hywin Wealth Management from February 2014 to August 2017 and successively served as our branch manager and regional general manager of Hywin Wealth Management from May 2013 to February 2014. Prior to that, Mr. LIU worked as an independent wealth advisor from September 2010 to May 2013. Mr. LIU served as the manager of the VIP Wealth Management Center of the China Guangfa Bank Co., Ltd., Hangzhou Branch from July 2005 to September 2010, responsible for managing bank’s VIP and HNWI clients. Mr. LIU obtained a bachelor degree in finance from Zhejiang University City College in 2005. Mr. LIU was granted the certified financial planner (“CFP”) certification and the by Financial Planning Standards Board China Ltd. (Shanghai) in February 2010.

Mr. ZHOU Huichuan. Mr. ZHOU has served as our vice president of strategic projects since August 2021. Mr. ZHOU served as our chief financial officer from September 2019 to August 2021. Mr. ZHOU served as the chief financial officer of Hywin Wealth Management from October 2018 to April 2019. Previously, Mr. ZHOU served as the chief financial officer of Shanghai Nuonuo Bangke Financial Information Service Co., Ltd., and earlier held senior positions at ZhongAn Online P&C Insurance Co., Ltd. (HKEX: 6060), Yingda Taihe Property Insurance Co., Ltd., etc. Mr. ZHOU obtained his bachelor degree in economics and management from Nanjing University in 1995, and obtained his master degree in finance from Graduate School of Chinese Academy of Social Sciences in 2001. He is also a member of Australia Institute of Public Accountants and United Kingdom Association of International Accountants, and a fellow of Chartered Global Management Accountant since 2018.

Mr. WANG Gui. Mr. WANG has served as our vice president of strategy since September 2019. Mr. WANG has served as the vice president and the head of strategy and development department of Hywin Wealth Management since January 2018. Prior to that, Mr. WANG served as the general manager of the strategy and operation management department at Zenity Holdings Ltd. from June 2015 to December 2017, responsible for strategy planning and business operations of the company. From August 2013 to May 2015, Mr. WANG served as the head of strategy at Orient Securities Asset Management Co. Ltd., responsible for strategy development and operation management and board issues. From July 2011 to July 2013, Mr. WANG served as a consultant of Shanghai Municipal Office of Finance Service, responsible for conducting researches and providing advices on the operations of financial enterprises headquartered in Shanghai. From July 2009 to June 2011, Mr. WANG successively served as a senior consultant and a project manager of Roland Berger International Management Consulting Co. Ltd., responsible for advising financial enterprises regarding their development strategies. From June 2006 to May 2008, Mr. WANG successively served as a manager and a senior manager at retail banking-card services, Bank of America Corporation in Wilmington, United States, responsible for acquisition strategies of risk management. From September 2002 to May 2006, Mr. WANG successively served as an associate manager of retail banking, Citigroup Inc. in Deerfield, United States, responsible for risk portfolio management of card services and small and medium enterprise business. Mr. WANG obtained a bachelor’s degree in international economics and trade from Xi’an Jiaotong University in 1999, a dual master degree in Economics and Applied Statistics from Bowling Green State University in 2002 and a MBA degree from Kellogg School of Business at Northwestern University in 2009.

Mr. XIAO Wen. Mr. XIAO has served as our vice president of overseas business since September 2019. Prior to that, Mr. XIAO served as managing partner of the Family Office department at CSOP Asset Management Limited from September 2017 to September 2019, responsible for the management and operation of the department. From March 2017 to August 2017, Mr. XIAO served as managing partner at Swiss China Capital Limited, responsible for the overall management of company’s strategy, business development, human resource and financial affairs. From November 2011 to September 2016, Mr. XIAO served as an executive director of business department at Julius Bär Group AG (SIX: BAER), Hong Kong branch, responsible for business development and partnerships in North Asia. From July 2007 to October 2011, Mr. XIAO served as a director of Private Banking department at Credit Suisse Group AG (NYSE: CS), Shanghai Branch and subsequently Hong Kong Branch, responsible for group’s private banking business in China, and strategic initiatives in Greater China. From August 2005 to June 2007, Mr. XIAO served as a vice president of Wealth Management Division at Standard Chartered Bank (China) Limited, a subsidiary of Standard Chartered PLC (LSE: STAN), responsible for Priority Banking and Private Banking departments of the bank. Mr. XIAO obtained a bachelor degree in economics from Wuhan University in 1999, a master degree in finance from Wuhan University in 2002, and a doctoral degree in finance from Wuhan University in 2009.

B.Compensation

Compensation of Directors and Executive Officers

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. Currently, our board of directors determines the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of our named executive officers are measured by a series of performance criteria by the board of directors on a yearly basis. Such criteria are set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

For the year ended June 30, 2021, we paid an aggregate of approximately RMB22.7 million (US$3.4 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Our employment agreements with executive officers generally provide for a term of three years. Pursuant to the agreements, the executive officers are entitled to receive annual compensation and bonus approved by the board of the directors. The agreements also provide that the executive officers are to work a minimum of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with applicable laws and regulations and our internal work policies.

Under applicable laws and regulations, we may immediately terminate the employment agreement and dismiss the contracted employee, such as, the employee provides false personal information when joining our company, the employee commits serious violation of labor disciplines or rules and regulations of our company, and the employee commits serious dereliction of job duties, malpractice or breach our company’s confidence. The employee may also immediately terminate the employment agreement, when we fail to pay remuneration as stipulated, fail to pay social insurance as stipulated.

Additionally, we have entered into separate confidentiality & non-compete combined agreements with most of our executive officers, though not with each of them. However, where no separate confidentiality & non-compete combined agreement is signed, the employment agreement provides for confidentiality and nondisclosure provisions. In short, each of our executive officers is subject to keeping trade secrets confidential during the course of their employment and not rendering services to or for our competitors, directly or indirectly, during the course of their employment and three to six months following the termination of their employment.

Share Incentive Plans

2018 Plan

On January 1, 2016, 2017 and January 8, 2018, Hywin Wealth Management granted 8,998,465 options to its employees and directors to purchase an aggregate of 8,998,465 shares of Hywin Wealth Management. The option exercise prices were set at RMB1.23, RMB1.35 and RMB1.83 per share for the options granted on January 1, 2016, 2017 and January 8, 2018, respectively. In August 2018, Hywin Wealth Management repurchased 1,495,995 options which were issued and outstanding. As a result, by the end of August 2018, a total of 7,502,470 options remained issued and outstanding. All those options vested upon issuance. Given the conditions for grant, vesting and exercise of relevant options were similar, we consider all these options were granted under a share incentive plan, or the original 2018 Plan. Before September 30, 2019, 7,502,470 options were granted by Hywin Wealth Management and remained outstanding under the original 2018 plan.

On September 30, 2019, each grantee of such outstanding options entered into an amended grant letter with Hywin Wealth Management and our company, all parties agreed to replace the outstanding options granted by Hywin Wealth Management by options granted by our company, with each one option granted by our company replacing 10 options granted by Hywin Wealth Management, effective immediately (the “restated 2018 plan”). As of September 30, 2021, 750,247 options to purchase approximately 1.5% issued ordinary shares of our company before the completion of our public offering were granted and outstanding under the restated 2018 Plan, at exercise prices ranging from US$1.894 per share to US$2.801 per share. All the grantees agreed not to exercise the granted options of our company within one year after the completion of our public offering, and after the first anniversary date of the IPO completion date, they can exercise their options after obtaining an approval from the board. The restated 2018 plan will terminate on the fourth anniversary date of the IPO completion date and extendable at the Board’s election. The following table summarizes, as of September 30, 2021, the number of ordinary shares under outstanding options we granted to our directors and executive officers under the restated 2018 plan:

Ordinary
shares
			underlying	Exercise
			options	price	Date of
	Position	Date of grant	granted	(US$/share)	expiration
Liu Zheng	Chief marketing officer	Various dates from January 1, 2016 to January 8, 2018	47,784	1.894 to 2.801	The fourth anniversary date of the IPO completion date

2019 Plan

On September 30, 2019, Hywin Wealth Management granted 14,997,530 options to certain of our employees, executive officers and directors to purchase 14,977,530 shares of Hywin Wealth Management at exercise prices of nil. All those options were vested upon issuance. Given the conditions for grant, vesting and exercise of relevant options were similar, we consider all these options were granted under a share incentive plan, or the original 2019 plan. On the same day, each grantee of such outstanding options entered into an amended grant letter with Hywin Wealth Management and our company, all parties agreed to replace the relevant options granted by Hywin Wealth Management by options granted by our company, with each one option granted by our company replacing 10 options granted by Hywin Wealth Management, effective immediately (the “restated 2019 plan”). As of the date of the annual report, 1,499,753 options to purchase approximately 3.0% issued ordinary shares of our company before the completion of our public offering were granted and outstanding under the restated 2019 plan at an exercise price of nil. All the grantees agreed not to exercise the granted options of our company within one year after the completion of our public offering, and after the first anniversary date of the IPO completion date, they can exercise their options after obtaining an approval from the board. The restated 2019 plan will terminate on fourth anniversary date of the IPO completion date and is extendable at the Board’s election.

The following table summarizes, as of September 30, 2021, the number of ordinary shares under outstanding options we granted to our directors and executive officers under the restated 2019 plan:

			Ordinary
			shares
			underlying	Exercise
		Date of	options	price	Date of
	Position	grant	granted	(US$/share)	expiration
Wang Dian	Director, chief executive officer	September 30, 2019	749,650	Nil	The fourth anniversary date of the IPO completion date
Wang Gui	Vice president	September 30, 2019	10,768	Nil	Same as above
Liu Zheng	Chief marketing officer	September 30, 2019	20,304	Nil	Same as above

2020 Plan

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of the date of annual report, no share award has been granted under the 2020 Plan.

Type of Awards. The plan permits the awards of options, restricted shares, restricted share units and other share awards that relate to our ordinary shares.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the plan, provided that grants to committee members, non-independent directors and executive officers of our Company will be made by the full board. The committee or the board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant, the way of settling or amendment of each grant, all other matters that must be determined and the revision of rules if deemed necessary to administer the 2020 Plan. We refer to our board of directors or a designated committee as the plan administrator.

Award Agreement. Awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, vesting schedule, the provisions applicable in the event that the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Vesting Schedule and Conditions. The vesting schedule and conditions of granted share awards was determined by the board.

Exercise of Options. Subject to applicable laws, the plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers to us or one of our subsidiaries, transfers by gift to “immediate family” as that term is defined in SEC Rule 16a-1(e) promulgated under the Exchange Act, transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association and subject to applicable laws. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

C.Board Practices

Board of Directors

Our Board of Directors consists of five directors, including two independent directors.

A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The NASDAQ Global Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. However, as a Cayman Islands company listed on the NASDAQ Global Market, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. We rely on this home country practice exception and do not have a majority of independent directors serving on our board of directors.

Our board of directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

A director is not required to hold any shares in our company to qualify to serve as a director.

Committees of the Board of Directors

Under NASDAQ Global Market standards, a listed company must have a compensation committee and a nominating/corporate governance committee composed only of independent directors. Cayman Islands does not require a publicly traded company to establish such committees. As a foreign private issuer, we intend to follow our home country practice and will not establish a compensation committee or a nominating/corporate governance committee.

We have established an audit committee under the board of directors and adopted a charter for the audit committee, which is available on our website at https://ir.hywinwealth.com/corporate/corporate-governance. The audit committee’s members and functions are described below.

Audit committee

Our audit committee consists of Ms. CHEN Jie (Chair) and Mr. Joel A. GALLO. Ms. CHEN Jie and Mr. Joel A. GALLO satisfy the “independence” requirements of Rule 5605(a)(2) of the listing rules of the NASDAQ Global Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Ms. CHEN Jie qualifies as an “audit committee financial expert” within the meaning of paragraph (b) of Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office or mandatory retirement age, and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

We have no service contracts with any of our directors that provide benefits to them upon termination.

D.Employees

We had 2,238, 2,436 and 2,284 employees as of June 30, 2019, 2020 and 2021, respectively. The following table sets forth the number of our employees by function as of June 30, 2021.

Function	Number of employees	% of total
Relationship managers	1,584	69.35
Management and administration	153	6.7
Sales and marketing	547	23.95
Total	2,284	100.0

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local governments from time to time. See “Item 3. Key Information – D. Risk Factors—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.” We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of September 30, 2021:

●	each of our directors and executive officers; and
●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker-dealer or an affiliate of a broker dealer. Other than Zhu Shuming, none of the shareholders listed in the table are located in the United States.

Applicable percentage ownership is based on 56,000,000 ordinary shares outstanding as of September 30, 2021. Unless otherwise indicated, the address of each beneficial owner listed in the table below is 3F, 8 Yinchengzhonglu, Pudong New District, Shanghai, PRC.

	Beneficial Ownership (1)
Name of Beneficial Owner	Ordinary Shares	%
Directors and executive officers
Han Hongwei (2)	39,850,000	71.16
Wang Dian (3)	7,500,000	13.39
Zhu Shuming	Nil	Nil
Joel A. GALLO	Nil	Nil
Chen Jie	Nil	Nil
Lok Wai	Nil	Nil
Liu Zheng	Nil	Nil
Zhou Huichuan	Nil	Nil
Wang Gui	Nil	Nil
Xiao Wen	Nil	Nil
Any additional directors/executive officers
Principal Shareholders
Grand Lead Group Limited	39,850,000	71.16
Vigor Advance Limited	7,500,000	13.39
Upright Partner Limited	2,250,000	4.02
Loyal Lead Group Limited	400,000	0.72

Notes:

(1)	For each person and entity included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or entity by the sum of (i) 56,000,000 being the number of ordinary shares issued and outstanding as of this annual report, and (ii) the number of shares such person or entity has the right to acquire within 60 days after the date of this annual report.
(2)	Represents 39,850,000 ordinary shares held by Grand Lead Group Limited. Grand Lead Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Han Hongwei, the chairman of our board of directors. The registered address of Grand Lead Group Limited is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.
(3)	Represents 7,500,000 ordinary shares held by Vigor Advance Limited, a limited liability company incorporated in the British Virgin Island which is wholly owned by Ms. Wang Dian, our chief executive officer. The registered address of Vigor Advance Limited is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.

For arrangements involving the issue or grant of options or shares or securities of the Company, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

As of the date of this annual report, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Mr. Han Hongwei has the power to direct the voting of Grand Lead Group Limited over Hywin Holdings Ltd., and as a result, Mr. Han Hongwei is able to control and exert significance influence over our company.

Item 7.        Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Wealth Management and Asset Management Service Revenues from Related Parties

For the year ended June 30, 2021, the wealth management and asset management service revenues generated from related parties amounted to RMB3.1 million.

Rental Expenses Charged by Related Parties

For the year ended June 30, 2021, we did not generate any rental expense charged by related parties.

Service Fees Charged by Related Parties

For the year ended June 30, 2021, we did not generate any service fees charged by related parties.

Loans from/to Related Parties

For the year ended June 30, 2021, we provided several loans without interest to Hywin Financial Holdings, an entity ultimately controlled by Mr. HAN Hongwei. As of June 30, 2021, our outstanding amounts relating such loans amounted to RMB126.1 million (US$19.5 million). On August 28, 2020, our board of directors approved a capital reduction of RMB195,000,000 in our VIE, Hywin Wealth Management, which resulted in a payable to Hywin Financial Holdings and Ms. WANG Pei, on a pro rata basis. The payable to Hywin Financial Holdings offset part of the receivable balance due from Hywin Financial Holdings as of June 30, 2021.

C.Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. We are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our results of operations or financial condition.

Dividend Policy

On May 30, 2019, one of our consolidated VIEs, Hywin Wealth Management declared to distribute RMB150,000 profit to its shareholders, which resulted in an RMB127,500 and RMB22,500 dividend payable to Hywin Financial Holding Group Co., Ltd. and Ms. Wang Dian, respectively. We do not have any other plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any other future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities — D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company – B. Business Overview - Regulation—Regulations on Dividend Distribution.”

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.         The Offer and Listing

A.Offering and Listing Details

Our ADSs have been listed on the Nasdaq Global Market since March 26, 2021. Our ADSs trade under the symbol “HYW.” Each ADS represents two of our ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the Nasdaq Global Market since March 26, 2021 under the symbol “HYW.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.         Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

Corporate Objects

Under our amended and restated memorandum of association, our objects are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Board of Directors

See “Part I, Item 6.C. Directors, Senior Managers and Employees—Board Practices.”

Material Terms of Ordinary Shares

The following are summaries of material provisions of our amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.  For a description of our ADSs, see Exhibit 2.4.

Issuance of Shares and Changes to Capital

Subject to the rules of any the Nasdaq Global Market and any other stock exchange or interdealer quotation system on which our ADSs are listed or quoted, and subject to the provisions in our amended and restated memorandum and articles of association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. We will not issue bearer shares.

We may, subject to the provisions of the Companies Act and our amended and restated memorandum and articles of association and the SEC and NASDAQ rules, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our amended and restated memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

We may also, subject to the provisions of the Companies Act, our amended and restated memorandum and articles of association, the SEC and the NASDAQ Global Market: issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our capital.

Dividends

Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of ordinary shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

In addition, our board of directors may resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the our share premium account or capital redemption reserve; appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other; resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend; make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions; and authorize any person to enter on behalf of all our shareholders concerned in an agreement with us providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders.

Voting and Meetings

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our ordinary shares must have been paid. Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per share.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our amended and restated memorandum and articles of association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. Also, we may, but are not required to (unless required by the Companies Act), in each year hold any other extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing not less than two-thirds, in par value of the issued shares which as at the relevant date carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our amended and restated memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands law, NASDAQ and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of our issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association.

Our amended and restated memorandum and articles of association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our amended and restated memorandum and articles of association that relate to or have an impact upon the procedures regarding the election, appointment, removal of directors and size of the board.

Transfers of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by NASDAQ or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any common share that is not a fully paid up share to a person of whom it does not approve, or any common share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any common share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered common share unless: a fee of such maximum sum as NASDAQ may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Anti-Takeover Provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our board of directors may determine from time to time whether our accounting records and books shall be open to the inspection of our shareholders not members of our board of directors. Notwithstanding the above, our amended and restated memorandum and articles of association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Under Cayman Islands law, we must keep a register of shareholders that includes: the names and addresses of the shareholders, a statement of the shares held by each member which (a) distinguishes each share by its number, so long as the share has a number; (b) confirms the amount paid or agreed to be considered as paid, on the shares of each member; (c) the number and category of shares held by each member; (d) confirming whether each relevant category of shares held by a member carries voting rights under our articles of association and if so, whether such voting rights are conditional, the date on which the name of any person was entered on the register as a member; and the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation for a period of up to 20 years;
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

Our board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Differences in Corporate Law

The Companies Act is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist. Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

●	a duty to act in good faith in what the directors bona fide consider to be the best interests of the company (and in this regard, it should be noted that the duty is owed to the company and not to associate companies, subsidiaries or holding companies);
●	a duty not to personally profit from opportunities that arise from the office of director;
●	a duty of trusteeship of the company’s assets;
●	a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and
●	a duty to exercise powers for the purpose for which such powers were conferred.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Under the laws of the Cayman Islands, there is no cumulative voting for the election of directors unless so provided in the memorandum and articles of association of a company.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, shareholders do not have the right to nominate, elect or remove directors, or to fill any Board vacancies arising other than upon the expiry of a director’s term at an annual general meeting pursuant to the terms of our amended and restated memorandum and restated memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.Exchange Controls

Other than applicable taxation, anti-money laundering, and counter-terrorist financing law and regulations and certain economic sanctions which may be in force from time to time, including as described in “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange and Regulations on Dividend Distribution,” there are no exchange control regulations or currency restrictions in the Cayman Islands, or any provision of the Articles, which would prevent the transfer of capital or remittance of dividends, interest and other payments to holders of the Company’s securities who are not residents of the Cayman Islands on a general basis.

E.Taxation

The following summary of the material Cayman Islands, PRC, Hong Kong and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Campbells, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Allbright Law Offices, our counsel as to PRC law.

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (the “EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (the “EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of Hywin Holdings Ltd. and our offshore subsidiaries. Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the State Administration of Taxation, at April 22, 2009 which provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following criteria are satisfied:

●	the place where the senior management and core management departments that are in charge of its daily operations perform their duties is mainly located in the PRC;
●	its financial and human resources decisions are made by or are subject to approval by persons or bodies in the PRC;

●	its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and
●	more than half of the enterprise’s directors or senior management with voting rights frequently reside in the PRC.

We believe that Hywin Holdings Ltd. is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If we are deemed a China resident enterprise, we may be subject to the EIT at the rate of 25% on our global income, except that the dividends we receive from our Chinese subsidiaries may be exempt from the EIT to the extent such dividends are deemed dividends among qualified resident enterprises. If we are considered a resident enterprise and earn income other than dividends from our Chinese subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, most of our PRC subsidiaries’ business will be subject to value-added tax at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

According to a Notice issued by the Ministry of Finance of China and the State Administration of Taxation of China on April 4, 2018 and came into effect on May 1, 2018, the rate for taxable sale and import of goods have been lowered from 17% and 11% to 16% and 10%, respectively. From April 1, 2019, the rate will be further lowered to 13% and 9% respectively.

In 2017, Ministry of Finance and SAT issued Notice on Issues Relating to VAT on Asset Management Products, or Circular 56, which became effective in January 2018. According to Circular 56, VAT taxable transactions in the operations of asset management products by their managers should temporarily use simple tax computation method and be levied at 3%. In order to be qualified for the 3% VAT rate, the asset management product managers are required to separate the audit of revenues and VAT taxable amount of the operations of asset management products business from other businesses. The management services provided by the managers as entrusted by the investors or by the trustee to the entrusted assets should still apply ordinary VAT rate in accordance with the relevant laws and regulations. Pursuant to Announcement on Policies for Deepening the VAT Reform issued by the PRC Ministry of Finance, the PRC State Taxation Administration and the General Administration of Customs (“Announcement No. 39”) on March 20, 2019 and effective on April 1, 2019, the previous rate of 16% or 10% are adjusted to be 13% or 9%, respective, for taxpayer’s general sale activities or imports.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

●	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
●	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from August 8, 2019.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon provisions of the Code and Treasury regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities are subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

WE URGE POTENTIAL PURCHASERS OF OUR ADSs TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ADSS OR ORDINARY SHARES.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ADSs or ordinary shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is generally categorized as a passive asset. However, under recently proposed Treasury regulations, on which taxpayers may rely, an amount of cash held in a non-interest bearing financial account that is held for the present needs of an active trade or business and is no greater than the amount necessary to cover operating expenses incurred in the ordinary course of the trade or business and reasonably expected to be paid within 90 days is generally not treated as a passive asset. The company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets.

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation if we own, directly or indirectly, at least 25% (by value) of such other corporation’s stock. Although the law in this regard is unclear, we intend to treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets and projections as to the market price of our ordinary shares and the ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ordinary shares and the ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in financing activities. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our VIEs for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ADSs or ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Because our ADSs are listed on the NASDAQ Global Market and are therefore readily tradable on an established securities market in the United States, we will be a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event we are deemed to be a resident enterprise under the PRC EIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case, we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares as well as our ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the EIT Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the United States-PRC income tax treaty may elect to treat the gain as PRC source income. If a U.S. holder is not eligible for the benefits of the United States-PRC income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non- U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NASDAQ Global Market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that only the ADSs and not the ordinary shares are currently listed on the NASDAQ Global Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Dividend payments with respect to our ADSs or ordinary shares and proceeds from the sale, exchange or redemption of our ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. holder may be eligible for an exemption from backup withholding if the U.S. holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and such U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.

Additional Information Reporting Requirements

Certain U.S. holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our ADSs or ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our ADSs or ordinary shares.

Hong Kong Taxation

Our wholly-owned Hong Kong subsidiaries are subject to Hong Kong profit tax on their activities conducted in Hong Kong. Effective for tax years ending on or after December 31, 2018, the applicable tax rate was 8.25% on the first HK$2.0 million of assessable profits and 16.5% on any assessable profits above that threshold. In addition, the 8.25% tax rate can only be utilized by one entity in a controlled group, while all other entities in the controlled group utilize the 16.5% tax rate. Dividends from our Hong Kong subsidiaries to Hywin are exempt from Hong Kong withholding tax.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-253591) with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our initial public offering. We have also filed a registration statement on Form F-6 (Registration No. 333-254412) with the SEC to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is June 30, and are required to furnish reports on Form 6-K. All information filed with and furnished to the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act requiring the filing of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers. As of June 30, 2021, all of our cash and cash equivalents and restricted cash was held by major financial institutions located in Mainland and Hong Kong, China. We believe that these financial institutions located in Mainland and Hong Kong China are of high credit quality. For accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers, we extend credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, we delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers is significantly reduced.

Customer Concentration Risk

For the year ended June 30, 2021, two customers accounted for 18.0% and 11.0% of our total revenues. For the year ended June 30, 2020, three customers accounted for 26%, 15% and 10% of our total revenues. For the year ended June 30, 2019, one customer accounted for 16% of our total revenues. No other customer accounts for more than 10% of our revenue for the years ended June 30, 2019, 2020 and 2021, respectively.

As of June 30, 2021, three customers accounted for 18%, 16% and 14% of the total balance of accounts receivables. As of June 30, 2020, two customers accounted for 34% and 22% of the total balance of accounts receivable. As of June 30, 2019, two customers accounted for 23% and 11% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of June 30, 2019, 2020 and 2021, respectively.

Liquidity Risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We expect rising or falling interest rates may have a material impact on our financial condition unless uncertainty about the direction and timing of interest rate changes materially affects the level of borrowing and lending activity in the economy.

We may invest in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign Currency Risk

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Item 12.        Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Expenses

As an ADS holder, you are required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by the ADSs):

Service	Fee
•

 To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
•	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
•	Distribution of cash dividends	Up to US$0.05 per ADS held
•	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
•	Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
•	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you are responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

As an ADS holder, you are responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 for our initial public offering (File Number 333-253591), which was declared effective by the SEC on March 25, 2021. Our initial public offering closed in March 2021. Network 1 Financial Securities, Inc., Alexander Capital L.P. and Valuable Capital Limited were the underwriters for our initial public offering. We offered and sold an aggregate of 3,000,000 ADSs (each representing two ordinary shares) at an initial public offering price of US$10.00 per ADS, taking into account the ADSs sold upon the exercise of the over-allotment option by our underwriters. We raised US$28.0 million in net proceeds from our initial public offering after deducting underwriting commissions and discounts and the offering expenses payable by us.

For the period from the effective date of the registration statement to June 30, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was US$2.0 million, which included US$1.7 million in underwriting discounts and commissions for the initial public offering and US$0.3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 25, 2021, the date that the registration statement was declared effective by the SEC, to June 30, 2021, we had not used any net proceeds from our initial public offering. We have been placing the net proceeds into short-term interest-bearing deposits with licensed banks. Based on our ongoing reevaluation of the changing business environment, we may deploy portions of the net proceeds for additional purposes, such as inorganic initiatives in the wealth and asset management space, and/or entries into other domains that high-net-worth clients are interested in.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2021.  As defined in Rule 13a-15(e) of the Exchange Act,  the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officers as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of June 30, 2021.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. We are also not required to provide an attestation report by our independent registered public accounting firm because we qualify as an emerging growth company.

Internal Control over Financial Reporting

Before we became a public company in March 2021, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to (i) our lack of sufficient resources with U.S. GAAP and SEC reporting experience in the accounting department to provide accurate information in a timely manner; (ii) our lack of key monitoring mechanisms such as an internal audit department to oversee and monitor our risk management, business strategies and financial reporting procedures, and (iii) our lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

To remediate the material weakness identified in internal control over our financial reporting, we have: (a) hired an experienced outside consultant with adequate experience with US GAAP and SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in US GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts (including all of our subsidiaries) will be submitted to the office of its chief administrative officer for retention. The implementation of these measures may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot conclude that they have been fully remedied.

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting

The changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described above.

Item 16A.          Audit Committee Financial Expert

Our board of directors has determined that Ms. CHEN Jie, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert as defined in Item 16A of Form 20-F.

Item 16B.          Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. Certain provisions of our code of business conduct and ethics apply specifically to our chief executive officer, chief financial officer, other chief officers, senior financial officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://ir.hywinwealth.com/corporate/corporate-governance. The information contained on our website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C.          Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our principal external auditors, for the periods indicated.

For the years ended June 30,
	2020	2021
Audit fees (1)	US$803,786	US$1,079,224
Audit-related fees (2)	Nil	Nil
Tax fees (3)	Nil	Nil
All other fees (4)	Nil	Nil
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed or furnished with the SEC including quarterly and half-yearly earnings releases.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax compliance, tax advice and tax planning services.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by the principal external auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.          Exemptions from the Listing Standards for Audit Committees

None.

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.          Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.          Corporate Governance

As a Cayman Islands company with ADSs listed on the Nasdaq Global Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain provisions applicable to U.S. domestic public companies. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the Nasdaq listing standards. Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●	Composition of Board. Nasdaq Rule 5605(b)(1) requires a Nasdaq listed company to have a majority of the board be independent. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require a majority independent board.
●	Under NASDAQ Global Market standards, a listed company must have an audit committee of at least 3 members of the Board and be comprised only of independent directors. The Cayman Islands does not require a publicly traded company to establish such committee. We have established an audit committee, consisting of two independent directors, Ms. CHEN Jie and Mr. Joel A. GALLO. We intend to appoint a new independent director to our board of directors and audit committee before March 25, 2022.
●	Under NASDAQ Global Market standards, a listed company must have a compensation committee and a nominating/corporate governance committee composed only of independent directors. The Cayman Islands does not require a publicly traded company to establish such committees. As a foreign private issuer, we intend to follow our home country practice and will not establish a compensation committee or a nominating/corporate governance committee.

Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.”

Item 16H.          Mine Safety Disclosure

Not applicable.

Item 16I.          Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.         Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.         Financial Statements

The audited consolidated financial statements of us, our subsidiaries and our consolidated VIEs are included at the end of this annual report.

Item 19.         Exhibits

Exhibit	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.1

Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.2

Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.3

Form of Deposit Agreement, among Hywin Holdings Ltd., the depositary and holders and beneficial owners of the ADSs (incorporated hereby reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.4*	Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1

Form of Option Granting Agreement for Restated 2018 Share Incentive Plan and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.5 to the registration statement on Form S-8 (File No. 333-260129), as amended, initially filed with the Securities and Exchange Commission on October 8, 2021

4.2

2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.3

Form of Employment Agreement between Hywin Wealth Management and ZHOU Huichuan, LIU Zheng and WANG Gui (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.4

Form of Employment Agreement between Haiyin Wealth Management and XIAO Wen (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.5*	Form of Employment Agreement between Haiyin Wealth Management and LOK Wai

4.6

English translation of the Technical Consultation and Service Agreement between Hywin Consulting and Hywin Wealth Management, dated September 29, 2019 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.7

English translation of the Equity Pledge Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.8

English translation of the Equity Option Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.9

English translation of the Voting Rights Proxy and Financial Supporting Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated September 28, 2019 (incorporated by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.10

English translation of the Technical Consultation and Service Agreement between Hywin Consulting and Shanghai Hywin Network Technology, dated September 29, 2019 (incorporated by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.11

English translation of the Equity Pledge Agreement by and among Hywin Consulting, Shanghai Hywin Network Technology and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.12

English translation of the Equity Option Agreement by and among Hywin Consulting, Shanghai Hywin Network Technology and its shareholders, dated on September 29, 2019 (incorporated by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.13

English translation of the Voting Rights Proxy and Financial Supporting Agreement by and among Hywin Consulting, Shanghai Hywin Network Technology and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.14

English translation of the Technical Consultation and Service Agreement between Hywin Consulting and Shenzhen Panying, dated September 28, 2019 (incorporated by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.15

English translation of the Equity Pledge Agreement by and among Hywin Consulting, Shenzhen Panying and its shareholders, dated September (incorporated by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.16

English translation of the Equity Option Agreement by and among Hywin Consulting, Shenzhen Panying and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.17

English translation of the Voting Rights Proxy and Financial Supporting Agreement by and among Hywin Consulting, Shenzhen Panying and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

8.1*	List of Significant Subsidiaries and of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm
15.2*	Consent of Allbright Law Offices
15.3*	Consent of Campbells
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed with this Annual Report on Form 20-F.

**Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 12, 2021	Hywin Holdings Limited

	By:	/s/ WANG Dian
	Name:	WANG Dian
	Title:	Chief Executive Officer

HYWIN HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Hywin Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hywin Holdings Ltd. (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2019.

Beijing, China

October 12, 2021

www.marcumbp.com

HYWIN HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of June 30,
	2020	2021	2021
	(RMB)	(RMB)	(US$)
Assets
Current assets:
Cash and cash equivalents	108,358	439,287	68,000
Restricted cash	80,027	266,023	41,179
Accounts receivable	403,693	594,061	91,958
Due from related parties	321,772	126,103	19,520
Deposits, prepayments and other current assets	43,451	51,540	7,979
Total current assets	957,301	1,477,014	228,636

Property and equipment, net	34,116	21,104	3,267
Intangible assets, net	29,423	24,225	3,750
Long-term prepayments	1,808	7,427	1,150
Deferred tax assets, net	2,583	649	100
Total non-current assets	67,930	53,405	8,267

Total Assets	1,025,231	1,530,419	236,903

Liabilities and Equity
Current liabilities:
Commission payable	84,857	127,194	19,689
Investors’ deposit	74,262	248,277	38,432
Income tax payable	115,432	116,897	18,095
Due to related parties	59,254	24,799	3,839
Other payables and accrued liabilities	168,887	278,697	43,142
Total current liabilities	502,692	795,864	123,197

Commission payable-long term	18,321	10,080	1,560
Deferred tax liabilities	3,961	3,548	549
Total non-current liabilities	22,282	13,628	2,109

Total Liabilities	524,974	809,492	125,306

Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 50,000,000 shares as of June 30, 2020, 56,000,000 shares as of June 30, 2021)	34	36	6
Additional paid-in capital	500,581	503,050	77,870
Statutory reserves	52,959	77,963	12,068
Accumulated (loss)/gain	(47,056)	135,597	20,990
Accumulated other comprehensive (loss)/income	(6,261)	4,281	663
Total equity	500,257	720,927	111,597

Total Liabilities and Equity	1,025,231	1,530,419	236,903

All of the VIEs’ assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 2).

See notes to consolidated financial statements

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for number of shares and per share data)

	Years Ended June 30,
	2019	2020	2021	2021
	(RMB)	(RMB)	(RMB)	(US$)
	(Combined –
	Note 3 (m))
Net revenues
From third parties
Wealth management	1,087,257	1,270,819	1,792,408	270,760
Assets management	11,323	4,620	14,942	2,257
Others	—	5,809	23,928	3,615
Total net revenues from third parties	1,098,580	1,281,248	1,831,278	276,632
From related parties
Wealth management	47,132	3,615	3,144	475
Assets management	900	—	—	—
Total net revenues from related parties	48,032	3,615	3,144	475
Total net revenues	1,146,612	1,284,863	1,834,422	277,107

Operating cost and expenses
Compensation and benefits	624,531	708,654	1,003,061	151,522
Share-based compensation expenses/(benefits)	5,558	(369)	21,947	3,315
Sales and marketing expenses	261,155	246,108	326,879	49,378
General and administrative expenses	145,854	171,423	200,929	30,353
Total operating cost and expenses	1,037,098	1,125,816	1,552,816	234,568

Income from operations	109,514	159,047	281,606	42,539

Other income/(expenses)
Interest income, net	769	325	1,537	232
Others (expenses)/income, net	(10,810)	(2,458)	12,608	1,905
Total other (expenses)/income, net	(10,041)	(2,133)	14,145	2,137

Income before income tax expense	99,473	156,914	295,751	44,676
Income tax expense	(38,013)	(50,763)	(88,094)	(13,307)
Net income	61,460	106,151	207,657	31,369

Net income	61,460	106,151	207,657	31,369
Foreign currency translation (loss)/gain	(2,713)	(3,641)	10,542	1,592
Comprehensive Income	58,747	102,510	218,199	32,961

Earnings per share
Earnings per
Ordinary share - Basic	1.23	2.12	4.03	0.61
Ordinary share - diluted	1.23	2.12	3.88	0.59
ADS - Basic	2.46	4.25	8.05	1.22
ADS - Diluted	2.46	4.25	7.76	1.17

Weighted average number outstanding:
Ordinary share - Basic	50,000,000	50,000,000	51,578,082	51,578,082
Ordinary share - Diluted	50,000,000	50,000,000	53,547,163	53,547,163
ADS - Basic	25,000,000	25,000,000	25,789,041	25,789,041
ADS - Diluted	25,000,000	25,000,000	26,773,582	26,773,582

See notes to consolidated financial statements

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for number of shares and per share data)

						Accumulated
			Additional			other
			paid-in	Statutory	Accumulated	comprehensive
	Ordinary shares		capital	reserves	(loss)/gain	(loss)/income	Total equity
	Number of
	ordinary shares*	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance, June 30, 2018	50,000,000	34	499,226	30,134	(41,842)	93	487,645
Disposal of VIE’s subsidiaries to entities under common control (Note 3 (n))	—	—	(5,205)	(2,862)	2,862	—	(5,205)
Net income for the year	—	—	—	—	61,460	—	61,460
Profit distribution of a consolidated VIE	—	—	—	—	(150,000)	—	(150,000)
Appropriation of statutory reserves	—	—	—	10,127	(10,127)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(2,713)	(2,713)
Balance, June 30, 2019	50,000,000	34	494,021	37,399	(137,647)	(2,620)	391,187
Net income for the year	—	—	—	—	106,151	—	106,151
Transfer of liability share-based compensation to equity award	—	—	6,560	—	—	—	6,560
Appropriation of statutory reserves	—	—	—	15,560	(15,560)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(3,641)	(3,641)
Balance, June 30, 2020	50,000,000	34	500,581	52,959	(47,056)	(6,261)	500,257

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for number of shares and per share data)

						Accumulated
			Additional			other
			paid-in	Statutory	Accumulated	comprehensive
	Ordinary shares		capital	reserves	(loss)/gain	(loss)/income	Total equity
	Number of
	ordinary shares*	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance, June 30, 2020	50,000,000	34	500,581	52,959	(47,056)	(6,261)	500,257
Net income for the year	—	—	—	—	207,657	—	207,657
Issuance of shares through IPO	6,000,000	2	180,675	—	—	—	180,677
IPO related expenses recognized in equity	—	—	(10,082)	—	—	—	(10,082)
Establishment of subsidiaries	—	—	4,929	—	—	—	4,929
Share-based compensation recognized in equity	—	—	21,947	—	—	—	21,947
Capital reduction of a consolidated VIE	—	—	(195,000)	—	—	—	(195,000)
Appropriation of statutory reserves	—	—	—	25,004	(25,004)	—	—
Foreign currency translation adjustment	—	—	—	—	—	10,542	10,542
Balance, June 30, 2021	56,000,000	36	503,050	77,963	135,597	4,281	720,927
Balance, June 30, 2021 in US$	56,000,000	6	77,870	12,068	20,990	663	111,597
*	The shares are presented on a retroactive basis to reflect the nominal share issuance (Note 10).

See notes to consolidated financial statements

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended June 30,
	2019	2020	2021	2021
	(RMB)	(RMB)	(RMB)	(US$)
	(Combined –
	Note 3 (m))
Cash flows from operating activities
Net income	61,460	106,151	207,657	31,369
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	28,435	26,206	25,594	3,866
Bad debt provision	—	1,296	—	—
Share-based compensation expenses/(benefit)	5,558	(369)	21,947	3,315
Loss from disposal of long-term assets	12	1,453	81	12
(Reversal)/provision for deferred taxes	(697)	(749)	1,727	261
Changes in operating assets and liabilities
Accounts receivable	(131,679)	(111,341)	(190,368)	(28,757)
Due from related parties-accounts receivable	27,163	33,094	(1,579)	(239)
Deposits, prepayments and other current assets	(4,063)	8,166	(15,923)	(2,405)
Due from related parties-deposits and prepayments	2,191	—	—	—
Commission payable	(9,523)	5,349	42,337	6,395
Commission payable-long term	2,592	(28,677)	(8,241)	(1,245)
Investors’ deposit	47,730	(14,091)	174,015	26,287
Income tax payable	35,255	49,450	1,465	221
Other payables and accrued liabilities	53,757	56,006	75,049	11,337
Due to related parties-other payables and accrued liabilities	19,559	1,266	272	41
Net cash provided by operating activities	137,750	133,210	334,033	50,458

Cash flows from investing activities
Payment for office equipment, furniture and leasehold improvements	(21,219)	(10,441)	(11,945)	(1,804)
Payment for intangible assets	(7,904)	(2,761)	(2,938)	(444)
Proceeds from disposal of long-term assets	15	90	252	38
Cash effect of acquisition of VIEs’ subsidiaries	—	15,239	—	—
Cash effect of deconsolidation of a VIE’ subsidiaries	(2,918)	—	—	—
Proceeds from disposal of a VIE’s subsidiary to a related party	10,000	—	—	—
Proceeds from disposal of a VIE’s subsidiary to a third party	—	2,310	—	—
Distribution of short-term loan receivables	(8,213)	—	—	—
Collection of short-term loan receivables	2,000	14,179	—	—
Loans lent to related parties	(69,118)	(107,160)	—	—
Collection of loans lent to related parties	2,229	45,105	—	—
Net cash used in investing activities	(95,128)	(43,439)	(14,631)	(2,210)

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years Ended June 30,
	2019	2020	2021	2021
	(RMB)	(RMB)	(RMB)	(US$)
	(Combined –
	Note 3 (m))

Cash flows from financing activities
Proceeds from issuance of ordinary shares from IPO	—	—	180,677	27,293
Proceeds from shareholder investment	—	—	4,929	745
Proceeds from loans borrowed from third parties	14,686	—	—	—
Repayment of loans borrowed from third parties	(1,260)	(6,983)	—	—
Proceeds from loans borrowed from related parties	754	2,028	—	—
Repayment of loans borrowed from related parties	—	(754)	—	—
Net cash provided by/ (used in) financing activities	14,180	(5,709)	185,606	28,038

Effect of exchange rate changes	(3,145)	(4,420)	11,917	3,732

Net increase in cash, cash equivalents and restricted cash	53,657	79,642	516,925	80,018

Cash, cash equivalents, and restricted cash at beginning of the year	55,086	108,743	188,385	29,161
Cash, cash equivalents, and restricted cash at end of the year	108,743	188,385	705,310	109,179

Reconciliation to amounts on consolidated balances sheets

Cash and cash equivalents	17,196	108,358	439,287	68,000
Restricted cash	91,547	80,027	266,023	41,179
Total cash, cash equivalents, and restricted cash	108,743	188,385	705,310	109,179

Supplemental disclosure of cash flow information

Income taxes paid	3,556	2,075	84,871	12,821

Non-cash transactions:

Net off consideration receivables from disposal of VIE’s subsidiaries with payables to the acquirors	286,359	—	—	—

Net off consideration from capital reduction of a VIE with the amount due from the controlling shareholder of the VIE	—	—	195,000	29,457

Modification from a liability share-based compensation award to an equity share-based compensation award	—	6,530	—	—

Consideration receivable related to disposal of a VIE’s subsidiaries to related parties	45,756	—	—	—

Consideration receivable related to disposal of a VIE’s subsidiaries to a third party	2,310	—	—	—

Consideration payable related to acquisition of VIEs’ subsidiaries from third parties	—	8,200	—	—

Amount due to controlling shareholder of a VIE related to profit distribution of the VIE used to offset the amount due from the controlling shareholder of the VIE	127,500	—	—	—

Amount due to another shareholder of the VIE related to profit distribution of the VIE	22,500	—	—	—

(In thousands)

See notes to consolidated financial statements

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

1.    Organization

Hywin Holdings Ltd. (the “Company”), was incorporated in the Cayman Islands on July 19, 2019. The Company, through its subsidiaries, consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in providing wealth management service, insurance brokerage service and asset management service in the People’s Republic of China (the “PRC” or “China”). Due to that foreign ownership of certain parts of the Group’s businesses is subject to restrictions under current PRC laws and regulations, the Company conducts its primary business operations through its VIEs and subsidiaries of the VIEs. The Company is ultimately controlled by Mr. HAN Hongwei (the “Founder”) since its establishment.

On March 26, 2021, the Company completed its initial public offering (“IPO”) of 3,000,000 ADSs at US$10.00 per ADS on NASDAQ. Each ADS represents two ordinary shares of the Company.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company incorporated Hywin Wealth Global Limited (“Hywin Wealth Global”) under the laws of the British Virgin Islands and Hywin Wealth International Limited (“Hywin Wealth International”) under the laws of Hong Kong, the PRC, as its direct and indirect wholly-owned subsidiary, in July and August 2019, respectively. In September 2019, Hywin Wealth International incorporated a wholly-owned subsidiary, Hywin Enterprise Management Consulting (Shanghai) Co., Ltd. (“Hywin Consulting” or “Hywin WFOE”) in Shanghai, the PRC.

Effective on September 29, 2019, the Company through its indirect wholly-owned PRC subsidiary, Hywin Consulting, acquire control over Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), Shanghai Hywin Network Technology Co., Ltd. (“Hywin Network Technology”) and Shenzhen Panying Assets Management Co., Ltd. (“Shenzhen Panying”) by entering into a series of contracts (the “Contractual Agreements” or the “VIE Agreements”, which are described in detail in Note 2 to the consolidated financial statements). Hywin Wealth Management and Hywin Network Technology are both controlled by the same shareholders as the Company since incorporation.

As a result of these Contractual Agreements, all of the equity owners’ rights and obligations of the VIEs were assigned to Hywin Consulting, which resulted in the equity owners lacking the ability to make decisions that have a significant effect on the VIEs, and Hywin Consulting’s ability to extract the profits from the operation of the VIEs and assume the residual benefits of the VIEs. Accordingly, the Company, through its wholly-owned subsidiaries, Hywin Wealth Global, Hywin Wealth International and Hywin WFOE, become the primary beneficiary of Hywin Network Technology, Shenzhen Panying, Hywin Wealth Management and its subsidiaries. Hywin Network Technology, Shenzhen Panying, Hywin Wealth Management and its subsidiaries became VIEs of the Company (collectively, the “VIEs”), (the “Reorganization”).

Due to the fact that the Company is the primary beneficiary of the VIEs, the Company is able to include the assets, liabilities, revenues and expenses of the VIEs in its consolidated financial statements, which is consistent with the provisions of FASB Accounting Standards Codification (“ASC”) Topic 810 “Consolidation”, subtopic 10. Since the Company, its wholly-owned subsidiaries and the VIEs were effectively controlled by the same shareholders immediately before and after the Reorganization completed on September 29, 2019, as described above, the Reorganization was accounted for as a recapitalization. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company, its subsidiaries and the VIEs has been accounted for at historical cost, as a transaction between entities under common control in a manner similar to polling of interest.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

As of June 30, 2021, the detailed information of the Group’s consolidated subsidiaries, VIEs and significant VIEs’ subsidiaries are summarized as follows:

	Date of	Percentage of	Place of
Name of the entity	incorporation	ownership	incorporation	Principle business activities

Subsidiaries
Hywin Wealth Global Limited	July 26, 2019	100%	BVI	Investment holding
Hywin Wealth International Limited	August 20, 2019	100%	Hong Kong	Investment holding
Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.	September 26, 2019	100%	PRC	Investment holding

Variable Interest Entities (“VIEs”)
Hywin Wealth Management Co., Ltd.	November 2, 2006	100%	PRC	Investment holding and provision of wealth management service
Shanghai Hywin Network Technology Co., Ltd.	March 31, 2017	100%	PRC	Investment holding

Shenzhen Panying Asset Management Co., Ltd.	May 23, 2014	100%	PRC	Provision of asset management service

VIEs’ significant subsidiaries
Hywin Fund Distribution Co., Ltd.	April 17, 2013	100%	PRC	Provision of wealth management service
Shanghai Ziji Information Technology Co., Ltd.	November 24, 2017	100%	PRC	Provision of information technology support
Haiyin Wealth Management (Hong Kong) Limited	May 3, 2016	100%	Hong Kong	Investment holding and provision of insurance brokerage service
Haiyin Insurance (Hong Kong) Co., Limited	August 24, 2016	100%	Hong Kong	Investment holding

Hywin International Insurance Broker Limited	March 23, 2006	100%	Hong Kong	Provision of insurance brokerage service
Haiyin International Asset Management Limited	September 15, 2016	100%	Hong Kong	Investment holding

Hywin Asset Management (Hong Kong) Limited	January 9, 2013	100%	Hong Kong	Provision of wealth management and asset management services

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Group primarily conducts its operations in the PRC. In January 2020, an outbreak of a novel coronavirus (COVID-19) surfaced in Wuhan City, Hubei province of the PRC, and spread all over the country during the first fiscal quarter of 2020. The outbreak caused the Chinese government to require businesses to close, people to quarantine, and also to restrict certain travel within the country until April 2020. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a global pandemic. As of the date hereof, the outbreak of COVID-19 in China during the year ended June 30, 2021 has not caused a material negative impact on the Group’s overall business operations, financial condition, liquidity, results of operations and prospects. The extent to which COVID-19 impacts the business and financial results of the Group depends on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions to contain COVID-19 or mitigate its impact, among others. Although the Chinese government have declared the COVID-19 outbreak largely under control within its border, the Group will continue to assess its financial impacts for the remainder of the fiscal year. There can be no assurance that this assessment will enable the Group to avoid part or all of any adverse impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in the Group’s sector in particular.

2.    Variable Interest Entities

To satisfy PRC laws and regulations, the Company conducts certain business in the PRC through its VIEs.

The significant terms of the VIE Agreements are summarized below:

Exclusive Technical Consultation and Service Agreements:

Pursuant to the Exclusive Technical Consultation and Service Agreement between Hywin Consulting and each of the VIEs, Hywin Consulting has the exclusive right to provide consultation and services to the VIEs in its businesses and operations, human resources, technology and intellectual property rights, in return for fee equal to 100% of the consolidated net income of each of the VIEs.

Without Hywin Consulting’s prior written consent, the VIEs shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party, or enter into any similar agreement with any third party. Hywin Consulting has the right to determine the service fee charged to each of the VIEs under the respective agreement by considering, among other things, the complexity of the services, the time spent by employees of Hywin Consulting to provide the services, content and commercial value of the service provided, as well as the benchmark price of similar services in the market. Hywin Consulting exclusively owns any intellectual property rights arising from the performance of this Exclusive Technical Consultation and Service Agreement. The Exclusive Technical Consultation and Services Agreements remain in effect for 20 years from the date when the agreements were signed. The Exclusive Technical Consultation and Service Agreements can be extended only if Hywin Consulting gives its written consent of the extension before the expiration of the agreements and the VIEs will agree to the extension without reserve.

Equity Pledge Agreements:

Pursuant to a series of Equity Pledge Agreements among Hywin Consulting, each of the VIEs and each of their respective shareholders, shareholders of the VIEs shall pledge all of their equity interests in the respective VIEs to Hywin Consulting to guarantee the VIEs’ performance of relevant obligations and indebtedness under each of their respective Exclusive Technical Consultation and Service Agreement and other control agreements (“Control Agreement”).

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

In addition, all the shareholders of the VIEs has completed in September 25, 2020 the registration of the equity pledge under the Equity Pledge Agreements with the competent local authority in the PRC. If the VIEs or any of its shareholders breach its obligation under the Control Agreement, Hywin Consulting, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests in order to recover these breached amounts.

The respective Equity Pledge Agreements will be continuously valid until all of the shareholders of that VIE are no longer its shareholders or until that VIE’s obligations under the Control Agreements are satisfied.

Equity Option Agreements:

Pursuant to a series of Equity Option Agreements among Hywin Consulting, each of the VIEs and each of their respective shareholders, Hywin Consulting has the exclusive right to require all the shareholders of the respective VIEs to fulfill and complete all approval and registration procedures required under the PRC laws for Hywin Consulting to purchase, or designate one or more persons to purchase, equity interests owned by the VIEs’ shareholders in the respective VIEs, once or at multiple times at any time in part or in whole at Hywin Consulting’s sole and absolute discretion. The purchase price will be the lowest price allowed by the PRC laws. The respective Equity Option Agreements will remain effective until all the equity interest owned by each shareholder of that VIE has been legally transferred to Hywin Consulting or its designee(s).

Voting Right Proxy and Financial Support Agreements:

Pursuant to the Voting Rights Proxy and Financial Supporting Agreements among Hywin Consulting, each of the VIEs and each of their respective shareholders, each shareholder of the VIEs irrevocably appointed Hywin Consulting or Hywin Consulting’s designee to exercise all his/her/its rights as a shareholder of the respective VIEs under the Articles of Association of that VIE, including but not limited to the power to exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of that VIE. In consideration of the foregoing grant of voting rights by all of the shareholders of the VIEs, Hywin Consulting agrees to arrange for funds to be provided as necessary to the VIEs in connection with their respective business needs. In the case that any of VIEs is unable to repay the financial support, the VIEs should have no repayment obligation. The term of the Voting Rights Proxy and Financial Support Agreements is 20 years.

As a result of these VIE Agreements, the Company through its wholly-owned subsidiary, Hywin Consulting, was granted with unconstrained decision making rights and power over key strategic and operational functions that would significantly impact the VIEs’ economic performance. As a result of the Exclusive Technical Consultation and Service Agreements, the Equity Pledge Agreements and the Equity Option Agreements, the Company will bear all of the VIEs’ operating costs in exchange for the 100% net income of the VIEs. Under these agreements, the Company has the absolute and exclusive right to enjoy economic benefits similar to equity ownership through the VIE Agreements with the VIEs and their shareholders.

Risks in relation to the VIE structure

The Company believes that its current contractual arrangements with the VIEs and their respective shareholders are valid, binding and enforceable. However, there are uncertainties and risks in relation to the Company’s VIE Structure.

On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law, which came into effect on January 1, 2020, replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether the Company’s contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, the Company may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect the Company’s current corporate structure, corporate governance and business operations.

In addition, these contractual arrangements may not be as effective in providing the Company with control over the VIEs as direct ownership. Due to its VIE structure, the Company has to rely on contractual rights to effect control and management of the VIEs, which exposes it to the risk of potential breach of contract by the shareholders of the VIEs for a number of reasons. For example, their interests as shareholders of the VIEs and the interests of the Company may conflict, and the Company may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, the Company may have to rely on legal or arbitral proceedings to enforce its contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost substantial financial and other resources, and result in a disruption of its business, and the Company cannot assure that the outcome will be in its favor. In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company is unable to enforce any of these agreements, the Company would not be able to exert effective control over the affected VIEs and consequently, the results of operations, assets and liabilities of the affected VIEs and their subsidiaries would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position and operating performance would be materially adversely affected.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Total assets and liabilities presented on the Group’s consolidated balance sheets, net revenues, operating cost and expenses, and net income presented on the Group’s consolidated statements of income and comprehensive income, as well as the cash flows from operating, investing and financing activities presented on the Group’s consolidated statements of cash flows are substantially the financial position, result of operations and cash flows of the Company’s consolidated VIEs. The following balances and amounts of the VIEs were included in the Group’s consolidated financial statements as of June 30, 2020 and 2021 or for the years ended June 30, 2019, 2020 and 2021.

	As of June 30,
	2020	2021	2021
	(RMB)	(RMB)	(US$)

Total Assets	1,025,231	1,349,713	208,931
Total liabilities	524,974	799,410	123,746

	Years Ended June 30,
	2019	2020	2021	2021
	(RMB)	(RMB)	(RMB)	(US$)

Net revenues	1,146,612	1,284,863	1,834,422	277,107
Net income	61,460	106,151	207,662	31,369
Cash flow provided by operating activities	137,750	133,210	334,038	50,460
Cash flow used in investing activities	(95,128)	(43,439)	(14,631)	(2,210)
Cash flow provided by/(used in) financing activities	14,180	(5,709)	4,895	739

3.    Summary of Significant Accounting Policies

a)  Basis of presentation

The Group’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b)  Principles of consolidation

The Group’s consolidated financial statements include the accounts of the Company, its subsidiaries and its consolidated VIEs, of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All inter-company transactions and balances have been eliminated upon consolidation.

The combined or consolidated financial statements for all periods presented are retrospectively adjusted to reflect the net assets from business combination transaction between entities under common control of Hywin International Insurance Broker Limited on June 11, 2018 (see Note 3 (m)).

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

c)  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Group believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables and loans, impairment losses for long-lived assets, valuation allowance for deferred tax assets, fair value measurement for share-based compensation liabilities, and assumptions related to the consolidation of entities in which the Company holds variable interests. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

d)  Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The Group’s operations are principally conducted through its subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in mainland PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income/(loss) in shareholders’ equity.

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4601 on June 30, 2021 for balance sheet items, except equity, and US$1.00 = RMB6.6199 for items in the statement of operation and comprehensive income, and statement of cash flow, representing the certificated exchange rate published by the People’s Bank of China. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2021, or at any other rate.

e)  Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

f)   Restricted cash

Restricted cash mainly represents the investors’ uninvested cash balances temporarily deposited in the Group’s bank accounts. These cash balances were under the custody and supervision of the designated financial institution as required by the China Securities Regulatory Commission (“CSRC”), for the purpose of preventing misuse of investors’ funds.

g)  Accounts receivable

The Group records accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The aging schedule of the accounts receivable is as follows:

	For the years ended June 30,
	2020	2021	2021
	RMB	RMB	US$

Less than 3 months	345,838	466,082	72,148
More than 3 months and less than 1 year	57,855	127,979	19,810
More than 1 year	—	—	—
Total	403,693	594,061	91,958

The roll forward schedule of accounts receivable is as follows:

	Amount
	RMB	US$
Balance as of July 1, 2019	290,352	42,235
Revenue (including VAT)	1,352,898	191,101
Collection	(1,239,557)	(176,313)
Balance as of June 30, 2020	403,693	57,023
Revenue (including VAT)	1,940,407	298,117
Collection	(1,750,039)	(263,182)
Balance as of June 30, 2021	594,061	91,958

As of June 30, 2020 and 2021, the Group recorded nil allowances for doubtful accounts against its accounts receivable, respectively.

h)   Property and equipment, net

The Group’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives
Vehicles	5 years
Office equipment	5 years
Electronic devices	3-5 years

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition.

For the years ended June 30, 2020 and 2021, the Group recognized a loss of RMB1,453 and RMB81 (US$12) from disposal of furniture, fixture and equipment, respectively, which were included in the Group’s other expenses.

i)   Intangible assets, net

The Group’s intangible assets primarily consisted of software purchased from third-party suppliers, Private Investment Fund Manager Certificate in PRC (“PRC private investment fund manager certificate”), Hong Kong Securities and Futures Commission financial licenses (“HKSFC financial licenses”) and Membership of Hong Kong Professional Insurance Brokerage Association (“HK insurance brokerage license”) obtained through various business combination transactions.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Software is initially recorded at historic acquisition cost and amortized on a straight-line basis over the estimated useful lives of 3 to 5 years.

PRC private investment fund manager certificate, HKSFC financial licenses and HK insurance brokerage license acquired through the acquisition of Shenzhen Panying, Hywin Asset Management (Hong Kong) Limited and Hywin International Insurance Broker Limited, respectively, were initially recorded at cost, as the assets acquired and liabilities assumed in the respective transactions did not constitute a business, and the transactions were accounted for as asset acquisitions.

PRC private investment fund manager certificate, HKSFC financial licenses and HK insurance brokerage license were determined to have an indefinite useful life. As a result, these intangible assets should not be amortized until its useful life is determined to be no longer indefinite.

If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset will be tested for impairment and then be amortized prospectively over its estimated remaining useful life and accounted for in the same way as intangible assets subject to amortization.

j)  Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

For the years ended June 30, 2020 and 2021, there were no impairment recognized on long-lived assets.

k)   Fair value of financial instruments

The Group’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, short-term loan receivables and due from related parties. The carrying values of these financial instrument approximate fair values due to their short maturities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Group evaluates its hierarchy disclosures each quarter.

l)  Business combination

Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

The Group early adopted Accounting Standard Update (“ASU”) 2017-01 “Business Combination (Topic 805): Clarifying the Definition of a Business” for the two transactions discussed below, as permitted by this guidance. In accordance with ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is not a business.

Acquisition of Shenzhen Panying Asset Management Co., Ltd

On September 29, 2019, the shareholders of Shenzhen Panying, a PRC-licensed fund manager licensed in private equity investment, which was incorporated on May 23, 2014 in Shenzhen, the PRC, entered into the same series of VIE agreements with Hywin Consulting, and as a result, became a consolidated VIE of the Group. Shenzhen Panying offered asset management service and is substantially dormant.

As substantially all of the fair value of the gross assets acquired in this transaction was concentrated in a single identifiable asset, i.e. PRC private investment fund manager certificate, the Group determined that the set of transferred assets and activities was not a business. As a result, the transaction was accounted for as an assets acquisition. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed. A cash consideration of RMB1,900 (US$268) was payable to the shareholders of Shenzhen Panying.

The table below presented the allocation of purchase price to the major classes of assets and liabilities acquired as of September 29, 2019:

	Amount Allocated
	RMB	US$

Acquired intangible assets:
--PRC private investment fund manager certificate	2,533	357
--Related deferred tax liability	(633)	(89)
Total cash consideration paid	1,900	268

Acquisition of Shanghai Ziji Information Technology Co., Ltd.

On May 11, 2020, for the purpose of developing the information technology of the Group, through Shanghai Youqiding Asset Management Co., Ltd. (“Youqiding”), a subsidiary of the Group’s VIE, the Group acquired 100% equity interest of Shanghai Ziji from an independent third party for a cash consideration of RMB6,300.

The acquisition was using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income and cost approach. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed are based on various assumptions and valuation

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

The table below presented the allocation of purchase price to the major classes of assets and liabilities acquired as of May 11, 2020:

	Amount Allocated
	RMB	US$

Cash and cash equivalents	15,200	2,147
Other current assets	2,200	311
Other current liabilities	(14,200)	(2,005)
Acquired intangible assets:
--Software	4,133	584
--Related deferred tax liability	(1,033)	(147)
Total cash consideration paid	6,300	890

m)  Disposal of VIE’s subsidiaries to entities under common control

For the Group’s consolidated VIEs’ subsidiaries that were disposed to entities controlled by the same owners as the Group, substantially no gain or loss was recognized in earnings in the reporting period when the VIEs’ subsidiaries were disposed. As such, for the years ended June 30, 2020 and 2021, no deemed net distribution to the shareholders, as a result of such disposals, was recorded in the Group’s additional paid-in capital.

n)  Revenue recognition

In accordance with ASC Topic 606, which the Group early adopted from July 1, 2017, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Wealth management service

Revenue generated from providing wealth management service represents one-time distribution commissions and performance-based income the Group earns by serving as a financial products distributor. It also included revenues generated from providing insurance brokerage service which represents one-time commission the Group earns by serving as a broker to an insurance company through facilitating the sales of various insurance products offered by the insurance companies.

One-time distribution commissions

One-time distribution commissions generated from the Group’s wealth management service are earned from (1) distribution of various financial products (mostly private-raised fund products) on behalf of the financial product issuers and (2) serving as a broker to an insurance company through facilitating the sales of various insurance products offered by the insurance companies.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

(3)	Distribution of financial products

For distribution of financial products, the Group enters into distribution agreements with the financial product issuers to specify key terms and conditions of each arrangement, which among other things, include a pre-agreed one-time distribution commission entitled by the Group in exchange for its distribution service. Such one-time distribution commissions entitled by the Group do not include rights of return, credits or discounts, rebates, price protection or other similar privileges, once earned.

One-time distribution commissions are separately negotiated for each agreement, and is calculated based on a pre-agreed annualized rate, the fixed lock-up period of the financial products (days), and total amounts purchased by the investors through the Group’s distribution channels.

Revenues from one-time distribution commissions are recognized at a point in time upon establishment of a financial product, which is when the single performance obligation to provide distribution service of financial products on behalf of the product issuer to investors is fulfilled. The Group defines the “establishment of a financial product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the investor referred by the Group has entered into a purchase or subscription contract with the product issuer and (2) the product issuer has issued a formal notice to confirm the establishment of a financial product. Different types of wealth management products would have the same timing on recognition of revenue but different commission rate.

The one-time distribution commissions are earned and recognized when each individual investment is made, while the commission payments received from the product issuers are made in accordance with payment schedule agreed between the Group and the product issuer, which is usually less than three months after the end of the fund-raising period.

(4)	Insurance brokerage service

For insurance brokerage service, the single performance obligation identified is to provide facilitation service to the insurance companies, i.e. to refer clients to buy the customers’ insurance products. The brokerage service commission are earned when each individual insurance transaction is completed and a cooling off period has elapsed.

The Group enters into insurance brokerage service contracts with insurance companies to specify key terms and conditions of each arrangement, which among other things, include a pre-agreed one-time commission entitled by the Group in exchange for its sales facilitation service provided to the insurance companies. These commissions is normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by the Group in respect of an insurance product. The insurance companies have the right to amend the prospective commission percentage from time to time at their entire discretion by giving written notice to the Group.

The one-time commissions do not include credits or discounts, rebates, price protection or other similar privileges, once earned, but are subject to clawback under all circumstances that results in a refund of premium from the insurance companies to its clients.

The clawback provision entitled the insurance companies and brokers to recall any payment previously paid to the Group or to set off against any future payment. During the years ended June 30, 2019, 2020 and 2021, there were revenue amounted HKD 0.03 million, HKD1.0 million and HKD 0.2 million subject to clawback. The Group evaluates and updates its estimates of the clawback provision of each contract at each reporting date, based on historical experiences and various other assumptions that the Group believes to be reasonable under the circumstances and concludes that the occurrence of clawback from insurance companies and brokers are considered remote.

The commission payment term from insurance companies is normally on a semi-month basis, with payment paid within 6-26 days after the amount of service fee of previous statement was confirmed by the both parties.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

As a result, the Group recognizes the one-time commissions at a point in time when earned upon the end of the cooling off period of each insurance product sales contract signed by the insurance companies with its clients, of which the transaction was facilitated by the Group, as the Group believes that it is probable that a significant reversal in the cumulative amount of revenue recognized would not occur. The Group defines the “cooling off period” for its revenue recognition purpose as the period that the clients can unconditionally cancel their insurance contract and obtain refund after the contract has established. The performance obligation to provide referral can only be fulfilled after the cooling off period.

Performance-based income

In some of the Group’s fund distribution arrangements, the Group is also entitled to a performance-based income, which is based on the extend by which the related fund’s investments performance exceeds a hurdle rate. Such performance-based fees are a form of variable consideration, and are typically calculated and distributed when the cumulative return of the fund can be determined.

Such performance-based income is typically recognized as revenues at a point in time, usually when the fund liquidates and the cumulative return of the fund can be determined.

The Group does not bear any loss from the investors’ investments nor provides any guarantees of return with respect to the products it distributes.

Asset management service

Revenues generated from providing asset management service represents management fees and performance-based income the Group earns by serving as a fund manager.

Management fees

Management fees generated from the Group’s asset management services are earned from providing investment management service throughout the duration of various investment funds, which represents a performance obligation that is satisfied over time.

Revenues of management fees are recognized over time on a monthly basis over the contract term, which is calculated in accordance with the respective fund contract or mandate agreement, either as a percentage of the total investments made by the investors or as a percentage of the fair value of the fund’s or mandate’s net assets, calculated regularly. The management fees do not include any rights of return, credits or discounts, rebates, price protection or other similar privileges, once determined.

Performance-based income

In a typical asset management arrangement in which the Group serves as a fund manager, beside management fee, the Group is also entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. The performance-based fees earned by the Group are a form of variable consideration in the Group’s asset management contracts with customers.

Such revenues of performance-based income from providing asset management service are recognized at a point in time when the performance of the fund can be determined.

Others

Revenue generated from others mainly represents referral service fee for oversea property purchases and information technology service fee for providing transaction process management service to fund managers. These revenues are recognized at a point in time based on the value of property purchased and the fund-raising amount of the products

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The following tables present the Group’s revenues disaggregated by service line and timing of revenue recognition:

	Year Ended June 30, 2019
	Wealth	Insurance	Assets		Total Net
	Management	Brokerage	Management	Others	Revenues
	RMB	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,062,420	71,969	1,422	—	1,135,811
Revenues recognized over time	—	—	10,801	—	10,801
Total	1,062,420	71,969	12,223	—	1,146,612

	Year Ended June 30, 2020
	Wealth	Insurance	Assets		Total Net
	Management	Brokerage	Management	Others	Revenues
	RMB	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,183,468	90,966	—	5,809	1,280,243
Revenues recognized over time	—	—	4,620	—	4,620
Total	1,183,468	90,966	4,620	5,809	1,284,863

	Year Ended June 30, 2021
	Wealth	Insurance	Assets		Total Net
	Management	Brokerage	Management	Others	Revenues
	RMB	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,720,500	75,052	1,322	23,928	1,820,802
Revenues recognized over time	—	—	13,620	—	13,620
Total	1,720,500	75,052	14,942	23,928	1,834,422
Amounts in US$	259,898	11,337	2,257	3,615	277,107

o)  Compensation and benefit

Compensation and benefits primarily include base salary, sales commission and other compensation and benefits of the Group’s relationship managers, who directly contribute to the Group’s revenues generation activities, such as distribution of fund products and insurance products.

Unpaid commissions were separately presented as commission payable and commission payable-long term on the Group’s consolidated balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

p)  Income taxes

The Group follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

q)  Uncertain tax positions

The Group uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group’s Hong Kong and PRC subsidiaries and VIEs are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the years ended June 30, 2019, 2020 and 2021, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2020 or 2021. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

r)   Share-based compensation

The Group’s share-based payment transactions with employees are measured based on the grant-date fair value of the instruments, with recognition of either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. Refer to Note 18 for details.

s)   Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of chief executive officer of the Group’s management team. Consequently, the Group has determined that it has only one reportable operating segment, which is the provision of financial services.

t)  Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the years presented, total comprehensive income included foreign currency translation adjustments.

u)  Earnings per share

Basic earnings per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

conversion of the convertible preferred shares are included in the computation of diluted earnings per share on an “if-converted” basis when the impact is dilutive.

v)  Commitments and contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

As of June 30, 2020 and 2021, the Group recognized RMB9,037 and RMB1,300 contingent liabilities, respectively, relating to litigations against Hywin Wealth Management. The Group believed that it is probable that these liabilities had been incurred as of each reporting date and the amount of the losses could be reasonably estimated. Contingent liabilities recognized by the Group were included in the Group’s other payables and accrued liabilities account.

w) Comparative information

Certain items in prior years consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

x)  Recent issued or adopted accounting standards

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. All other entities shall adopt the amendments in this ASU for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842)–Targeted Improvements”, which provide another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date (such as January 1, 2019, for calendar year-end public business entities) and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)-Effective date”, which defer the effective date for all other entities by an additional year to for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Group, as an emerging growth company, is taking advantage of the extended transition period offered to private entities and will adopt the amendments in this ASU for its fiscal year ending June 30, 2022. The Group is currently evaluating the impact on its consolidated financial position and results of operations upon adopting the leasing standard.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. As a result of the issuance of ASU No. 2019-10 as discussed above, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is currently evaluating the impact on its consolidated financial position and results of operations upon adopting these amendments.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect the adoption of these amendments to have a material impact on its consolidated financial position and results of operations.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial position and results of operations upon adoption.

4.    Deposits, Prepayments and Other Current Assets

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Deposits for office spaces leases	26,351	26,055	4,034
Prepaid rental and property management fee	11,351	16,025	2,481
Prepaid listing fee	3,973	—	—
Other current assets	1,776	9,460	1,464
	43,451	51,540	7,979

5.   Property and Equipment, Net

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Leasehold improvements	114,143	115,352	17,856
Electronic equipment	42,526	44,322	6,861
Furniture, fixtures and other equipment	21,834	21,271	3,293
Motor vehicles	2,806	2,533	392
Property and equipment, cost	181,309	183,478	28,402
Less: accumulated depreciation	(147,193)	(162,374)	(25,135)
	34,116	21,104	3,267

Depreciation expenses for the years ended June 30, 2020 and 2021 were approximately RMB23,617 and RMB18,715, respectively.

For the years ended June 30, 2020 and 2021, no impairment loss was recognized for the Group’s property and equipment.

6.   Intangible Assets, Net

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Computer software	19,936	22,829	3,534
Licenses	16,542	15,295	2,367
Intangible assets, cost	36,478	38,124	5,901
Less: accumulated amortization	(7,055)	(13,899)	(2,151)
	29,423	24,225	3,750

Amortization expenses for the years ended June 30, 2020 and 2021 were approximately RMB2,589 and RMB6,879, respectively.

For the years ended June 30, 2020 and 2021, no impairment loss was recognized for the Group’s intangible assets.

7.   Investors’ Deposit

The balance represents the investors’ uninvested cash balances temporarily deposited in the Groups bank account. These deposits were under the custody and supervision of the designated financial institution as required by CSRC, for the purpose of preventing misuse of investors’ funds.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

8.   Other Payables and Accrued Liabilities

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Value added tax and other taxes payable	80,098	170,079	26,327
Accrued payroll	38,821	59,644	9,233
Service fee payable (1)	13,639	7,458	1,154
Payables related to office rental and property management fee	10,308	26,968	4,175
Contingent liabilities related to legal proceedings (2)	9,037	1,300	201
Equity purchase payable (3)	6,300	3,990	618
Other current liabilities	10,684	9,258	1,434
	168,887	278,697	43,142
(1)	These are mainly payables to third-party information technology service providers.
(2)

Hywin Wealth Management is currently a defendant of one interrelated civil proceeding, prosecuted by three individual investors, which related to contracts fraud and misrepresentation conducted by a former relationship manager of the Group were probable. Based on the assessment of the Group as of each reporting date, the ruling of these cases was probable in favor of the plaintiffs. As a result, the Group accrued RMB9,037 and RMB1,300 contingent liabilities as of June 30, 2020 and 2021, respectively, based on the estimated losses that it would suffer from the outcome of these civil proceedings.

(3)	This amount represented the cash consideration payable to a third-party for the acquisition of Shanghai Ziji in May 2020.

9.   Income Taxes

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Group’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to its respective shareholders, no BVI withholding tax will be imposed.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Hong Kong, PRC

Under the current HK tax laws, before April 1, 2018, the income tax rate of Hong Kong was 16.5%. Effective from April 1, 2018, a two-tier corporate income tax system was officially implemented in Hong Kong, which is 8.25% for the first HK$2.0 million profits, and 16.5% for the subsequent profits. Under the HK tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Hong Kong subsidiaries to the Company are not subject to any Hong Kong withholding tax.

Mainland, PRC

The Group’s PRC subsidiaries and VIEs are governed by the income tax law of the PRC and are subject to the PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises.

For the years ended June 30, 2019, 2020 and 2021, the income tax rate of all the Group’s PRC subsidiaries and VIEs is 25%, except for Shanghai Ziji which enjoyed 15% preferential income tax rate since December 2019.

For the years ended June 30, 2019, 2020 and 2021, the Group’s income tax expense consisted of:

	Years Ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Current	(38,801)	(51,512)	(86,367)	(13,046)
Deferred	788	749	(1,727)	(261)
	(38,013)	(50,763)	(88,094)	(13,307)

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Group’s actual income tax expense is as follows:

	Years Ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Income before income tax expense	99,473	156,914	295,751	44,676
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at PRC statutory income tax rate	(24,868)	(39,229)	(73,938)	(11,169)
Impact of different tax rates in other jurisdictions	(1,558)	(3,823)	(1,100)	(166)
Preferential tax treatments and tax holiday effects	143	43	(73)	(11)
Super deduction of qualified R&D expenditures	—	2	13	2
Expenses not deductible (including expenses accrued for share-based compensation amounting to RMB1,390, RMB (92) (reversed) and RMB5,487 for the years ended June 30, 2019, 2020 and 2021, respectively)	(5,201)	(5,621)	(9,737)	(1,471)
Valuation allowance on deferred tax assets	(6,529)	(2,135)	(3,259)	(492)
Income tax expense	(38,013)	(50,763)	(88,094)	(13,307)

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Group’s deferred tax liabilities were recorded as a result of recognition of the identifiable intangible assets acquired from various acquisition transactions. The Group’s deferred tax liabilities at June 30, 2021 and changes for the two years then ended were as follows:

Amount
RMB

Balance as of June 30, 2019	2,226
Increase during the year	1,667
Decrease due to amortization of intangible assets	(17)
Exchange translation adjustment	85
Balance as of June 30, 2020	3,961
Increase during the year	—
Decrease due to amortization of intangible assets	(207)
Exchange translation adjustment	(206)
Balance as of June 30, 2021	3,548
Amount in US$	549

The Group’s deferred tax assets at June 30, 2020 and 2021 were as follows:

	As of June 30,
	2020	2021	2021
	RMB	RMB	US$

Tax loss carry forward	9,242	12,266	1,899
Contingent losses related to legal proceedings	2,259	325	50
Others	329	329	51
Less, valuation allowance	(9,247)	(12,271)	(1,900)
	2,583	649	100

The Group’s deferred tax assets valuation allowance at June 30, 2021 and changes for the two years then ended were as follows:

Amount
RMB

Balance as of June 30, 2019	20,520
Increase during the year	2,135
Decrease due to disposal of VIEs’ entities	(13,771)
Increase due to acquisition of VIEs’ entities	279
Exchange translation adjustment	84
Balance as of June 30, 2020	9,247
Increase during the year	3,259
Exchange translation adjustment	(235)
Balance as of June 30, 2021	12,271
Amount in US$	1,900

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Total net operating losses (NOLs) carryforwards of the Group’s VIEs in mainland China is RMB26,049 and RMB41,871 as of June 30, 2020 and 2021, respectively. The NOLs carryforwards of the Group’s VIEs in mainland China as of June 30, 2021 will expire between the calendar years 2022 through 2026. The NOLs carryforwards of the Group’s VIEs in Hong Kong are RMB16,804 and RMB12,198 as of June 30, 2020 and 2021, respectively. The NOLs of the Group’s VIEs in Hong Kong can be carried forward indefinitely. The related deferred tax assets were calculated based on the respective net operating losses incurred by each of the consolidated VIEs and the respective corresponding enacted tax rate that will be in effect in the period in which the losses are expected to be utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax laws. For the year ended June 30, 2020, the Group reversed valuation allowance in a net amount of RMB11,357 mainly due to the disposal of VIEs’ entities. For the year ended June 30, 2021, the Group recorded valuation allowance in a net amount of RMB3,259.

The current EIT law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company.

10.  Ordinary Shares

On August 27, 2019, the Company repurchased and canceled all previous issued and outstanding ordinary shares and increased its authorized share capital to US$50 by the authorization of 500,000,000 shares with a par value of US$0.0001 each. On the same day, the Company issued an aggregate of 50,000,000 ordinary shares at a price of US$0.0001 per share for a total consideration of US$5, pro-rata to the shareholders of the Company as of such date. In accordance with SEC SAB Topic 4, the nominal share issuance was accounted for as a stock split and that all share and per share information has been retrospectively restated to reflect such stock split for all periods presented.

As of June 30, 2020, 50,000,000 ordinary shares were issued at par value, equivalent to share capital of US$5. On March 26, 2021, the Company completed its IPO of 3,000,000 ADSs at US$10.00 per ADS on NASDAQ. Each ADS represents two ordinary shares of the Company. As of June 30, 2021, 56,000,000 ordinary shares were issued at par value, equivalent to share capital of US$6, which number of shares was same as that outstanding as of the issuance date of the financial statements.

11.  Profit Distribution

On May 30, 2019, one of the Group’s consolidated VIEs, Hywin Wealth Management declared to distribute RMB150,000 profit to its shareholders, which resulted in an RMB127,500 and RMB22,500 dividend payable to Hywin Financial Holding Group Co., Ltd. (“Hywin Financial Holding”) and Ms. Wang Dian, respectively. Hywin Financial Holding and Ms. Wang Dian holds 85% and 15% equity interest of Hywin Wealth Management, respectively. The dividend payable to Hywin Financial Holding was used to partially offset the amount due from this entity as of June 30, 2019. No dividends were declared and paid during the years ended June 30, 2020 and 2021.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

12.  Restricted Net Assets

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiary and VIEs, the Group’s ability to pay dividends is primarily dependent on receiving distributions of funds from its PRC subsidiary and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiary and VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiary and VIEs included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WFOE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WFOE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Hywin WFOE is subject to the above mandated restrictions on distributable profits.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. All of the Group’s PRC consolidated VIEs are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Group’s PRC subsidiary and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2020 and 2021, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s PRC subsidiary and VIEs, that are included in the Company’s consolidated net assets were approximately RMB552,959 and RMB409,838, respectively.

Financial information of Parent Company

The Company was incorporated on July 19, 2019 and became parent company of the Group upon the completion of the Reorganization on September 29, 2019. The following disclosures presented the financial positions of the Parent Company as of June 30, 2020 and 2021, and results of operations and cash flows for the years ended June 30, 2019, 2020 and 2021, as if the current corporate structure has been in existence throughout the periods presented.

The condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries and VIEs.

The Parent Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Parent Company’s condensed financial statements, its investments in subsidiaries and VIEs are reported using the equity method of accounting.

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Balance Sheets

(In thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2020	2021	2021
	(RMB)	(RMB)	(US$)

Assets
Investments in subsidiaries and VIEs	500,257	720,927	111,597
Total Assets	500,257	720,927	111,597
Liabilities and Equity

Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 50,000,000 and 56,000,000 shares as of June 30, 2020 and 2021, respectively)	34	36	6
Additional paid-in capital	500,581	503,050	77,870
Accumulated gain	5,903	213,560	33,058
Accumulated other comprehensive (loss)/income	(6,261)	4,281	663
Total equity	500,257	720,927	111,597

Total Liabilities and Equity	500,257	720,927	111,597

Statements of Operations

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Share of (loss)/income from subsidiaries and VIEs	(88,540)	106,151	207,657	31,369
Net (loss)/income	(88,540)	106,151	207,657	31,369

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Statements of Cash Flows

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Cash flows from operating activities	—	—	—	—
Investment in subsidiaries	—	—	(180,677)	(27,293)
Cash flows from investing activities	—	—	(180,677)	(27,293)
Proceeds from issuance of ordinary shares from IPO	—	—	180,677	27,293
Cash flows from financing activities	—	—	180,677	27,293
Effect of exchange rate changes	—	—	—	—
Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of the year	—	—	—	—
Cash and cash equivalents at end of the year	—	—	—	—

13.  Employee Defined Contribution Plan

Full time employees of the Group’s subsidiaries and VIEs in mainland and Hong Kong, the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of mainland and Hong Kong, PRC require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as incurred. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were approximately RMB58,206, RMB51,000 and RMB47,362 for the years ended June 30, 2019, 2020 and 2021, respectively.

14.  Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers. As of June 30, 2021, all of the Groups’ cash and cash equivalents and restricted cash was held by major financial institutions located in Mainland and Hong Kong, China. The Group believes that these financial institutions located in Mainland and Hong Kong China are of high credit quality. For accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers, the Group extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Group delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Group considers that the Group’s credit risk for accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers is significantly reduced.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Concentration of customers

The following tables summarized the information about the Group’s concentration of customers for the years ended June 30, 2019, 2020 and 2021 or as of June 30, 2020 and 2021, respectively:

	A	B	C	D	E	F	G	H	I	J

Year Ended June 30, 2021
Revenues, customer concentration risk	18%	11%	*	*	*	*	*	*	—	—
Year Ended June 30, 2020
Revenues, customer concentration risk	*	—	—	—	*	26%	15%	10%	*	*
Year Ended June 30, 2019
Revenues, customer concentration risk	—	—	—	—	—	—	—	—	16%	*
As of June 30, 2021 (1)
Accounts receivable (from third parties and related parties), customer concentration risk	*	*	18%	16%	14%	*	—	*	—	—
As of June 30, 2020 (1)
Accounts receivable (from third parties and related parties), customer concentration risk	*	—	—	—	*	22%	34%	*	—	—
(1)

The denominator for the calculation of accounts receivable, customer concentration risk was the total amount of accounts receivable from third parties and accounts receivable from related parties (as disclosed in Note 15 below) as of June 30, 2020 and 2021, respectively.

*	Less than 10%.
-	No transaction incurred for the reporting period/no balance existed as of the reporting date.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

15.  Related Party Balances and Transactions

The following is a list of the related parties with whom the Group conducted significant transactions during the three years ended June 30, 2021, and their relation with the Group:

Name of the related parties	Relation with the Group

Hywin Financial Holding Group Co., Ltd. (“Hywin Financial Holding”)	An entity ultimately controlled by Mr. HAN Hongwei

Ms. WANG Dian	Senior executive officer

Ms. WANG Pei	Spouse of Mr. HAN Hongwei

Mr. HAN Wangjuncheng	Son of Mr. HAN Hongwei

Yushang Group Co., Ltd.	a direct subsidiary of Hywin Financial Holding

Shanghai Yushang Commodity International Trade Co., Ltd.	an indirect subsidiary of Hywin Financial Holding

Shanghai Youqiding Asset Management Co., Ltd. (dissolved in January 2020)	an indirect subsidiary of Hywin Financial Holding

Hywin Asset Management Co., Ltd.	a direct subsidiary of Hywin Financial Holding

Tibet Haiyinhui Network Technology Co., Ltd. (dissolved in June 2021)	an entity ultimately controlled by Mr. HAN Hongwei

Yinling Group Entities (related parties of the Company for the years ended June 30, 2019 and 2020):	Entities controlled by Ms. WANG Dian

Shanghai Yinling Industrial Co., Ltd. (Former Name: Yinling Finance Lease (Shanghai) Co., Ltd.)

Shanghai Yinling Financial Information Service Co., Ltd.

Shanghai Yinling Equity Investment Fund Co., Ltd.

Shanghai Yinling Asset Management Co., Ltd.

Shanghai Liuyi Industrial Co., Ltd. (Former Name: Shanghai Yinlin Commercial Factoring Co., Ltd.)

Five Bulls Group Entities:	Entities controlled by an immediate family member of Mr. HAN Hongwei

Shanghai Five Bulls Asset Management Co., Ltd.

Five Bulls International Holding Group Limited

Five Bulls Holdings Limited

Shenzhen Five Bulls Industrial Investment Co., Ltd. (Former name: Shenzhen Five Bulls Equity Investment Fund Management Co., Ltd.)

Affiliated companies of Shenzhen Five Bulls Industrial Investment Co., Ltd. and Five Bulls Holdings Limited

Real Estate Group Entities (related parties of the Company for the years ended June 30, 2019 and 2020):	Entities controlled by an immediate family member of Mr. HAN Hongwei

Shanghai Lanyun Real Estate Co., Ltd.

Shanghai Danxiao Real Estate Co., Ltd.

Shanghai Suxiao Real Estate Co., Ltd.

Shanghai Yulan Real Estate Co., Ltd.

Shanghai Yubi Real Estate Co., Ltd.

Shanghai Biyu Real Estate Co., Ltd.

As of June 30, 2020 and 2021, the related party balances of the Group are listed as follows:

As of June 30,

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	2020	2021	2021
	RMB	RMB	US$

Amount due from related parties
Deposit and prepayment to related parties for office lease contracts:
Real Estate Group Entities	2,248	—	—
Amounts lent to a related party (2):
Hywin Financial Holding Group Co., Ltd. (“Hywin Financial Holding”)	273,768	126,103	19,520

Due from a related party related to disposal of VIEs’ subsidiaries:
Ms. WANG Pei (3)	45,756	—	—

Due from related parties total	321,772	126,103	19,520

Amount due to related parties
Payable to related parties related to office lease contracts:
Real Estate Group Entities (4)	34,726	—	—
	34,726	—	—
Loans borrowed from related parties, net (5):
Wang Dian	1,941	1,891	293
Han Yu	19	19	3
Yushang Group Co., Ltd.	7	328	52
Han Wangjuncheng	61	61	9

	2,028	2,299	357
Dividend payable to a related party:
Ms. Wang Dian	22,500	22,500	3,482

Due to related parties-total	59,254	24,799	3,839

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

For the years ended June 30, 2019, 2020 and 2021, the significant related party transactions summarized by different natures are as follows:

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Wealth management and asset management services revenues from related parties
Yinling Group Entities	47,132	—	—	—
Hywin Asset Management Co., Ltd.	—	3,615	3,144	475
Five Bulls Group Entities	900	—	—	—
	48,032	3,615	3,144	475
Rental expenses charged by related parties
Real Estate Group Entities	28,399	32,268	—	—
	28,399	32,268	—	—

	For the years ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Service fee charged by a related party
Consulting service fee charged by Shanghai Yinling Financial Information Service Co., Ltd.	277	—	—	—
	277	—	—	—

Net loans borrowed from/lent to related parties (5)
Loan lent to a related party, net
Hywin Financial Holding Group Co., Ltd. (1)	69,118	107,160	1,579	239
	69,118	107,160	1,579	239

Collection of loans lent to related parties, net
Shanghai Yushang Commodity International Trade Co. Ltd.	—	40,000	—	—
Yushang Group Co., Ltd.	—	334	—	—
Shanghai Youqiding Asset Management Co., Ltd.	2,229	4,771	—	—
	2,229	45,105	—	—

Loans borrowed from related parties, net
Tibet Haiyinhui Network Technology Co., Ltd.	754	1,941	—	—
Wang Dian	—	19	—	—
Yushang Group Co., Ltd.	—	7	321	48
Han Wangjuncheng	—	61	—	—
	754	2,028	321	48

Note 1

On August 28, 2020, the Board of Directors of the Company approved a capital reduction of RMB195,000 in our VIE, Hywin Wealth Management, which resulted in a payable to Hywin Financial Holdings and Ms. WANG Dian, on a pro rata

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

basis with the amount of RMB165,750 and RMB 29,250 respectively, which was used to partially offset the receivable balance due from Hywin Financial Holding Group Co., Ltd..

Note 2	The loan was lent to related party for the purpose of supporting the business development of the related party, which was unsecured, interest free and payment on demand.
Note 3

Amount due from Ms. Wang Pei as of June 30, 2020 represented the cash consideration receivable related to the disposal of 15% equity interest of a subsidiary of Hywin Wealth Management in June 2019. The disposal has been subsequently revised to dispose the equity interest to Hywin Financial Holding instead of Ms. Wang Pei with a same consideration in August 2020.

The change of disposal did not have impact on the Company’s consolidated financial statements, because the Company did not maintain any control of the subsidiary since the disposal in June 2019.

Note 4

Real Estate Group Entities are no longer related parties of the Company as of June 30, 2021, therefore the balance and transactions between these entities and the Company are not shown as the related party balance and transactions.

Note 5	The loans lent to/borrowed from the related party are unsecured, interest free and payment on demand.

16.  Commitments and Contingencies

The following table sets forth the Group’s operating lease commitment as of June 30, 2021:

	Office Rental
	RMB	US$

Year ending June 30,
-2022	95,043	14,712
-2023	33,039	5,114
-2024	12,051	1,865
-2025	790	122
-2026	—	—
thereafter	—	—
Total	140,923	21,813

For the years ended December 31, 2019, 2020 and 2021, rental expenses under operating leases were approximately RMB125,603, RMB125,828 and RMB111,432, respectively.

Based on management’s assessment of the outcome of the legal proceedings as discussed in Note 8, the Group accrued RMB9,037 and RMB1,300 contingent liabilities as of June 30, 2020 and 2021, respectively.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

17.  Earnings Per Share

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	Years Ended June 30,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Numerators

Net Income	61,460	106,151	207,657	31,369

Denominators

Weighted average number of ordinary shares outstanding-basic	50,000,000	50,000,000	51,578,082	51,578,082
Weighted average number of ordinary shares outstanding- diluted	50,000,000	50,000,000	53,547,163	53,547,163
Weighted average number of ADS outstanding-basic	25,000,000	25,000,000	25,789,041	25,789,041
Weighted average number of ADS outstanding- diluted	25,000,000	25,000,000	26,773,582	26,773,582

Earnings per ordinary share – basic	1.23	2.12	4.03	0.61

Earnings per ordinary share- diluted	1.23	2.12	3.88	0.59

Earnings per ADS – basic	2.46	4.25	8.05	1.22

Earnings per ADS- diluted	2.46	4.25	7.76	1.17

Diluted shares are calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.

For the years ended June 30, 2019 and 2020, the effects of all outstanding options issued by one of the Group’s consolidated VIEs before the Reorganization were excluded from the computation of diluted earnings per share, as their effects would be anti-dilutive. The earnings per ADS for the years ended June 30, 2019 and 2020 were provided retrospectively for reference only as the ADS was issued on March 26, 2021.

18.  Share-based Compensation

On January 1, 2016, January 1, 2017 and January 8, 2018, one of the Group’s consolidated VIEs, Hywin Wealth Management granted and issued options to its employees for the purchase of an aggregate of 8,998,465 shares of Hywin Wealth Management. The option exercise price was set at RMB1.23, RMB1.35 and RMB1.83 per share for the options granted on January 1, 2016, 2017 and January 8, 2018, respectively. All these options were vested upon issuance. The options issued had a repurchase feature, which gave the awardees the right to require the Group to repurchase part or all of the options the employees hold for cash. Given the condition of the grants, vests, repurchases and exercises of the relevant options issued historically were all under similar conditions, the Group considered all these options were granted and issued under a share incentive plan, or the 2018 Option Plan.

On September 30, 2019, the Company adopted a share option plan (the “2019 Option Plan”) for the employees to purchase ordinary shares of the Company. Under the 2019 Option Plan, the maximum aggregate number of ordinary shares available for issuance would be 2,250,000 ordinary shares. Each grantee of the 2018 Option Plan entered into an amended grant letter with Hywin Wealth Management and the Company, all parties agreed to replace the issued and outstanding options granted by Hywin Wealth

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Management with the options granted by the Company under the 2019 Option Plan, and terminate the 2018 Option Plan, with each one option granted by the Company replacing ten options granted by Hywin Wealth Management. The exercise price replaced by the 2019 Option Plan was US$1.894, US$1.946 and US$2.801 per share for the options originally granted in January 1, 2016, 2017 and January 8, 2018, respectively. The 2019 Option Plan also granted to the employees 1,499,753 new options of the Company with nil exercise price. The exercise period of any options granted under the 2019 Option Plan shall start from one year after the IPO of the Company through December 31, 2023.

The options granted and issued under the 2018 Option Plan were treated as liabilities due to the repurchase feature attached, allowing the employees to cause the Company to repurchase part or all of the options they hold, which permitted the employees to avoid bearing the risks and rewards normally associated with equity share ownership. As a result, they were measured at fair value when granted and remeasured as of each reporting date, with the changes in fair value of these liability classified awards be recorded in earnings in each reporting period. As of September 30, 2019, the options granted and issued under the 2018 Option plan were replaced by the 2019 Option plan with no repurchase feature. According to ASC718, the transaction was classified as modification from a liability award to an equity award. The aggregate amount of compensation cost recognized is generally the fair-value-based measure of the award on the modification date, and no longer has to be remeasured at a fair-value-based amount in each reporting period until settlement.

Expenses related to options granted and issued under the 2018 Option plan and losses/(gain) incurred as a result of increase/(decrease) in fair value of these option liabilities for the years ended June 30, 2019 and 3 months ended September 30, 2019 were recorded as share-based compensation expenses/(benefit) in the Group’s statement of income and comprehensive income.

The options under 2019 Option plan granted to employees contain an explicit service condition, which the options will be considered to be forfeited if the grantees resigned within 5 years after the date they joined the 2018 Option plan or 2019 Option plan (“5-year condition”). Also, all grantees were restricted to convert the options into ordinary shares until a certain period subsequent to the IPO date (“lock up period”). If the grantee resigned from the Company before the IPO or during the lock up period, the Company has the right to cancel their options. The 5-year condition and lock up period are service condition and the exercise of the options were contingent to the IPO, which is a performance condition. Under ASC 718, if the vesting (or exercisability) of an award is based on the satisfaction of both a service and performance condition, the entity must initially determine which outcomes are probable and recognize the compensation cost over the longer of the explicit or implicit service period. Because an IPO generally is not considered to be probable until the IPO is effective, the compensation cost of the 2019 Option plan will only be recognized upon the completion of IPO based on the fair value of grant date as the cumulative effect on current and prior periods of the change in the estimated number of awards for which the requisite service is expected to be rendered. As of June 30, 2020, however, the Company considered the obligation under the 2018 Option plan still exist after the replacement of 2019 Option plan because no forfeiture is expected due to the replacement. As a result, previously recorded share-based compensation liabilities as of September 30, 2019 (i.e. RMB 6,560) based on fair value under 2018 Option plan would be transferred to equity, and the change in value due to the replacement would be recognized after the IPO occurs.

As of March 26, 2021, the Company completed its IPO on NASDAQ, which is regarded as the milestone that it fulfilled the performance condition. As such, the fair value of the options and the compensation cost under the 2019 Option plan should be recognized from March 26, 2021. The grant date of the 2019 Option plan is considered to be September 30, 2019. The requisite service period should start from the earliest signing date of the respective option plan until the later of the one year after IPO successfully and 5 years after earliest option plan signing date. Nil options were exercisable as of June 30, 2021.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The following table summarizes the option activities under the 2018 Option Plan and 2019 Option Plan during the years ended June 30, 2019, 2020 and 2021, respectively:

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise
	of options	Life (Years)	Price (RMB)

Outstanding and exercisable, June 30, 2018	8,998,465	1.25	1.50
Granted/Vested	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Repurchased	(1,495,995)	1.08	1.23
Outstanding and exercisable, June 30, 2019	7,502,470	0.25	1.55
Granted/Vested	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Replaced by 2019 Option plan as of September 30, 2019	(7,502,470)	—	1.55
Outstanding and exercisable, June 30, 2020	—	—	—
Recognition of options originally under 2018 Option Plan and replaced by 2019 Option plan as of March 26, 2021	750,247	1.11	16.43
Recognition of new options granted under 2019 Option plan as of March 26, 2021	1,499,753	2.00	—
Forfeited	(235,613)	—	0.74
Exercised	—	—	—
Outstanding, June 30, 2021	2,014,387	1.48	5.29
Exercisable, June 30, 2021	—	—	—

The Group estimated the fair value of these options using the Binomial option-pricing model, with assistant of an independent third-party valuation firm. The following table summarized the key assumptions developed and adopted by the Group for the determination of the options as of June 30, 2018, 2019 and September 30, 2019, respectively:

Options granted in 2016	As of June 30,	As of June 30,	As of September 30,
	2018	2019	2019 (4)

Risk-free interest rate (1)	3.29%	2.61%	2.75%
Dividend yield (2)	0%	0%	0%
Expected volatility (3)	35.4%	47.4%	49.1%
Year to maturity (4)	1.25	0.25	Nil
Exercise Price (5) (RMB)	1.23	1.23	1.23
Fair value per ordinary share (6) (RMB)	1.55	3.13	2.43
Fair value per option (RMB)	0.45	1.91	1.20

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Options granted in 2017	As of June 30,	As of June 30,	As of September 30,
	2018	2019	2019 (4)

Risk-free interest rate (1)	3.29%	2.61%	2.75%
Dividend yield (2)	0%	0%	0%
Expected volatility (3)	35.4%	47.4%	49.1%
Year to maturity (4)	1.25	0.25	Nil
Exercise Price (5) (RMB)	1.35	1.35	1.35
Fair value per ordinary share (6) (RMB)	1.55	3.13	2.43
Fair value per option (RMB)	0.38	1.79	1.08

Options granted in 2018	As of June 30,	As of June 30,	As of September 30,
	2018	2019	2019 (4)

Risk-free interest rate (1)	3.29%	2.61%	2.75%
Dividend yield (2)	0%	0%	0%
Expected volatility (3)	35.4%	47.4%	49.1%
Year to maturity (4)	1.25	0.25	Nil
Exercise Price (5) (RMB)	1.83	1.83	1.83
Fair value per ordinary share (6) (RMB)	1.55	3.13	2.43
Fair value per option (RMB)	0.17	1.32	0.60

As of
September 30,
Options granted in 2019 Option Plan	2019 (4)

Risk-free interest rate (1)	2.75%
Dividend yield (2)	0%
Expected volatility (3)	49.1%
Year to maturity (4)	Nil
Exercise Price (5) (RMB)	0
Fair value per ordinary share (6) (RMB)	24.3

Fair value per option (RMB)	24.3
(1)	The Group estimated the risk-free interest rate based on the yield of China Benchmark Bond with a maturity period close to the expected term of the options.
(2)	Dividend yield is based on the fact that the Group does not expect to pay any cash dividends in the foreseeable future.
(3)

The computation of expected volatility is based on the fluctuation of the historical share prices of comparable companies. When selecting the comparable companies whose stock prices had been used by the Group to determine its expected share price volatility, the selection criteria primarily included: i) companies which are primarily engaged in wealth management and asset management related businesses; ii) companies that have its primary operations in Greater China; and iii) relevant companies’ information is both available and publicly disclosed.

(4)	The maturity date of the options is assumed to be on September 30, 2019, as a new option plan, i.e. the 2019 Option Plan was adopted to replace the 2018 Option Plan on such date.
(5)	Exercise prices are the contract exercise prices of the options.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

(6)

Fair value of the underlying ordinary shares is estimated by the Group using guideline publicly-traded comparable method under market approach with reference to the stock price of the comparable publicly-traded companies. In addition, the Group also considered various other factors that the Group believed to be reasonable under the circumstances, including its results of operations, financials position, external market conditions affecting the wealth management service industry, trends within the wealth management and assets management services industry etc.

For the year ended June 30, 2019 and 2020, there were no newly issued options under 2018 Option Plan. For the years ended June 30, 2021, 2,250,000 options were granted under the 2019 Option plan and 235,613 options were forfeited. The Company recognized share compensation expense for the share options under the 2019 Option plan of RMB21,947 for the year ended June 30, 2021.

In August 2018, Hywin Wealth Management repurchased 1,495,995 options issued and outstanding, which resulted in an amount of RMB674 decrease in share-based compensation liabilities as at June 30, 2019 compared with June 30, 2018.

The options granted and issued under the 2018 Option Plan were treated as liabilities due to the repurchase feature was attached. As a result, they were measured at fair value when granted and remeasured as of each reporting date. For the years ended June 30, 2019 and 2020, loss and gain related to changes in fair value of the option liabilities recorded as share-based compensation expenses/(benefit) in the Group’s statements of income and comprehensive income were expenses of RMB5,558 and benefit of RMB369, respectively.

There are no share-based compensation liabilities as of June 30, 2020 and 2021.

19.  Subsequent Events

There are no material subsequent events of the Company as of the date of this report.