Form 20-F
period 2022-06-30
Hywin Holdings Ltd.
filed 2022-10-12
CIK 1785680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Wai LOK, Chief Financial Officer
Telephone: +86 21 80133992 Email: IR@hywinwealth.com F3, Hywin Financial Centre 8 Yincheng Mid. Road Pudong New District, Shanghai 200120 People’s Republic of China
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

47,750,000 ordinary shares (excluding 8,250,000 ordinary shares issued to the depositary for bulk issuance of ADSs, par value US$0.0001 per share, as of June 30, 2022).

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
●	“AMAC” refers to the Asset Management Association of China;
●	“AUM” refers to assets under management, which represent a) the amount of capital contributions made by investors to asset management products that we manage as investment manager or investment advisor, for which we are entitled to receive recurring service fees calculated as a function of defined fee rates and the value of the asset management products, if the value of such products is not marked to market; and b) the net asset value of funds or discretionary mandates or advisory mandates that we manage, for which we are entitled to receive recurring service fees calculated as a function of defined fee rates and the value of the funds or mandates, if the value of such funds or mandates is marked to market;
●	“CAGR” refers to compound annual growth rate;
●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong special administrative region, Macau special administrative region and Taiwan;
●	“EIT” refers to PRC enterprise income tax;
●	“HNWIs” refers to high net worth individuals with investable assets over US$1.0 million;
●	“Hywin,” “we,” “us,” “the Company,” “our company,” “the Group” and “our” refer to Hywin Holdings Ltd., its subsidiaries and the VIEs;
●	“Hywin Consulting” refers to Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.;
●	“MOFCOM” refers to the Ministry of Commerce of the PRC;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SAFE” refers to the State Administration of Foreign Exchange;
●	“transaction value” refers to the aggregate value of the financial products we distribute through our wealth management business during a given period;
●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and
●	“VIE” refers to variable interest entity.

Our reporting currency is Renminbi because the majority of our business is conducted in China and the majority of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate published by the People’s Bank of China (“PBOC”). Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 6.7114 to US$1.00 for figures on the balance sheet as of June 30, 2022, the exchange rate on June 30, 2022 published by the PBOC. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. In addition, unless the context indicates otherwise, all information in this annual report assumes no exercise by the underwriters of their over-allotment option.

Hywin Holdings Ltd. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with the variable interest entities (“VIEs”), namely, Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), Shanghai Hywin Network Technology Co., Ltd. (“Shanghai Hywin Network Technology”), and Shenzhen Panying Asset Management Co., Ltd. (“Shenzhen Panying”). Hywin does not own any equity interest in the VIEs. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the VIEs. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. As used in this annual report, “we”, “us”, or “our” refers to Hywin, its subsidiaries and the VIEs.

Our corporate structure is subject to risks relating to our contractual arrangements with the VIEs and their shareholders. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. Hywin and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of the VIEs. If we are unable to claim our right to control the assets of the VIEs, the ADSs may decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings, oversight on cybersecurity and data privacy, and the lack of adequate PCAOB inspection on our auditors. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong.”

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

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Hywin is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Hywin Consulting (“WFOE”), in which we hold equity ownership interests, and (ii) the VIEs, namely Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), Shanghai Hywin Network Technology Co., Ltd. (“Shanghai Hywin Network Technology”), and Shenzhen Panying Asset Management Co., Ltd. (“Shenzhen Panying”). We have control over the VIEs through our WFOE. Our WFOE entered into a series of contractual arrangements with the VIEs and their shareholders, allowing us to exercise effective control over the VIEs. These agreements or their forms include: (i) Exclusive Technical Consultation and Service Agreements, which enable us to receive substantially all of the economic benefits of the VIEs, (ii) Voting Rights Proxy and Financial Supporting Agreements and Equity Pledge Agreements, which provide us with effective control over the VIEs, and (iii) Equity Option Agreements, which provide us with the option to purchase all of the equity interests in the VIEs. However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretations thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report:

Hywin Holdings Ltd. (Cayman)
100%
Hywin Wealth Global Limited (BVI)
100%
Hywin Wealth International Limited (HK)
Offshore
Onshore
100%
Hywin Financial Holding Group Co., Ltd. (1)
Ms. WANG Dian
85%
15%
Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.
Shanghai Hywin Network Technology Co., Ltd.
100%
Hywin Health Management (Shanghai) Co., Ltd.
Hywin Wealth Management Co., Ltd.
Shenzhen Panying Asset Management Co., Ltd.
65%
65.26%
63.39%
Sincerity and Compassion Health Management Center
Grand Doctor Medical Co., Ltd.
Beijing iLife3 Technology Co., Ltd.
100%
Hywin Fund Distribution Co., Ltd.
Hywin Financial Consulting Co., Ltd.
Hywin Wealth Information Technology Service Co., Ltd.
Haiteng Enterprise Consulting (Shanghai) Co., Ltd.
Shanghai Yulan Prosperities Co., Ltd.
Shanghai Danxiao Prosperities Co., Ltd.
Shanghai Suxiao Prosperities Co., Ltd.
Shanghai Biyu Prosperities Co., Ltd.
Onshore
Offshore
Haiyin Wealth Management (Hong Kong) Limited
Haiyin Insurance (Hong Kong) Co., Ltd.
Haiyin International Asset Management Limited
Hywin International Insurance Broker Limited
Hywin Asset Management (Hong Kong) Limited
Hywin Wealth Fiduciary Service (Hong Kong) Limited
Equity Interest
Contractual Agreements

_________________

Notes:

(1)	Mr. HAN Hongwei holds 99% equity interest and Ms. HAN Yu, daughter of Mr. Han, holds the remaining 1% equity interest, respectively.

Because all of our operations in China are conducted through our WFOE and the VIEs, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or a decline in the value of our ordinary shares.

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

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Hywin Holdings Ltd. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with the variable interest entities (“VIEs”), namely, Hywin Wealth Management, Shanghai Hywin Network Technology, and Shenzhen Panying. Our company and Hywin Consulting are considered as foreign investors and foreign invested enterprises, respectively, under PRC laws. We, through the VIEs, primarily provide wealth management services, asset management services, and health management services in China. PRC laws and regulations impose certain qualification requirements, restrictions, and prohibitions on foreign ownership of companies that engage in these types of services.

To comply with PRC laws and regulations, we conduct our business in China through the VIEs by way of a series of contractual arrangements. A series of contractual agreements, including Equity Pledge Agreements, Exclusive Technical Consultation and Service Agreements, Equity Option Agreements, and Voting Rights Proxy and Financial Support Agreements have been entered into by and among us, the VIEs, and their shareholders. These contractual arrangements enable us to exercise effective control over Hywin Wealth Management, Shanghai Hywin Network Technology, and Shenzhen Panying and consolidate their financial results as the VIEs. Investors of our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no direct equity ownership of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

Risks associated with our business primarily arise from the various types of products that we distribute, including wealth management products and asset management products. These products might encounter a drop in investment performance, a decline in value, a decrease in sales, or even become restricted or prohibited from being traded, which could adversely affect our revenues and profitability. In addition, any adverse change to or negative impact on our health management business could also materially and adversely affect our results of operations. Furthermore, our business might also be adversely affected if we are unable to comply with laws and regulations applicable to our business and services, particularly laws and regulations relating to the VIEs, health management industry, data and cyber security, and intellectual property. Moreover, if we fail to enhance our brand recognition, if we cannot retain or expand our client base, if we endure adverse changes in our relationships with providers and customers of our financial products, or if we suffer from misconduct by or complaint against our management team or employees, then our reputation, client relationships, operations, and prospects may be negatively impacted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

Our corporate structure is subject to risks associated with the contractual arrangements with the VIEs. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and we may incur substantial costs to enforce the terms of the arrangements. Additionally, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. It is uncertain whether any new PRC laws or regulations relating to the contractual arrangements will be adopted or if adopted, what they would provide. If our corporate structure and the contractual arrangements are deemed by relevant regulatory authority or court to be illegal or invalid, either in whole or in part, we may lose control of the VIEs and have to modify such structure to comply with regulatory requirements. Further, if our corporate structure and the contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authority would have broad discretion to take action in dealing with the violation or failure, in which case, we could be subject to severe penalties, including being prohibited from continuing the VIEs’ operations or unwinding the contractual arrangements. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Our Cayman Islands holding company, our subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties associated with being based in and having our operations primarily in China and the complex and evolving PRC laws and regulations. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on an exchange in the United States or other foreign countries outside of China. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (“HFCAA”) if the PCAOB is unable to adequately inspect audit documentation located in China. The inability of the PCAOB to conduct inspections deprives our investors with the benefits of the PCAOB’s oversight of our auditor through such inspections. As a result, our ADSs may be delisted under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong.”

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business

●	The products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.

●	A drop or perceived drop in the investment performance for products we distribute, a decline in the value of the assets under our management or any decline in sales of our other services could adversely affect our revenues and profitability.
●	Our expansion into the high-end health management business and acquisition of health management centers may not achieve operating results as anticipated, which could materially and adversely affect our results of operations.
●	A significant portion of the wealth management products we distribute have real estate or real estate-related financial products as their underlying assets. Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.
●	We may fail to maintain or renew existing licenses or to obtain additional licenses and permits necessary to conduct our operations, or fail to comply with laws and regulations applicable to our business and services, and our business may be materially and adversely affected.
●	If certain categories of products currently traded on local financial assets exchanges become restricted or prohibited, or if local financial assets exchanges are prohibited from listing exchange-administered products, our business, financial condition and prospects would be materially and adversely affected.
●	We may not be able to continue to retain or expand our HNWI client base or maintain or increase the amount of investments made by our clients in the products we distribute.
●	Any material decrease in the fee rates of commissions, management fees, and performance-based fees for our services may have an adverse effect on our revenues, cash flows and results of operations.
●	We receive a large proportion of our net revenues from a limited number of financial product providers and customers, and any adverse changes in our relationships with such financial product providers and customers or in their business and financial conditions may cause significant fluctuations in our revenue and impact our business.
●	Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
●	We face significant competition in the wealth management and health management service industry, we could lose our market share and our results of operations and financial conditions may be materially and adversely affected.
●	Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations.
●	We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.
●	Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including the non-compliances with laws and regulations or our internal policies and procedures.
●	Misconduct of our relationship managers or other employees could harm our reputation or lead to regulatory sanctions or litigation costs.
●	We may not be able to effectively implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

●	We and our directors and/or executive officers may be involved from time to time in legal or administrative proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.
●	If we breach the contractual obligations under the asset management agreements or fiduciary duties we owe to counterparties in connection with our asset management service business, our results of operations will be adversely impacted.
●	We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in increased share-based compensation expenses.
●	Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.
●	We plan to establish and operate our internet hospital which could be subject to significant risks.
●	Our business, financial condition, results of operations and prospects may be adversely affected by changes in the aesthetic medical market and unfavorable market perceptions of the overall aesthetic medical industry.
●	Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.
●	If our physicians and other medical professionals do not obtain and maintain appropriate licenses, we may be subject to penalties against our medical examination center, which could adversely affect our business.
●	Our chairman of the board is able to control and exert significance influence over our company, and his interest may be different from or conflict with that of our other shareholders.
●	Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.
●	It is unclear whether we and the VIEs will be subject to the oversight of the CAC and how such oversight may impact us. Our and the VIEs’ business could be interrupted or we and the VIEs could be subject to liabilities which may materially and adversely affect the results of our and the VIEs’ operation and the value of your investment.
●	We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.
●	We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.
●	We may become subject to product liability claims or administrative penalties for counterfeit, substandard or unauthorized products provided in our health management services, which could adversely affect our brand name and reputation and cause us to incur significant expenses and be liable for significant damages.
●	We may become subject to medical liability claims or administrative penalties for violation of the Administrative Standard of Pharmaceutical Operating Quality in our health management services, which could cause us to incur significant expenses and be liable for significant damages.
●	If we are unable to fully comply with PRC laws and regulations on medical advertisement, our brand image, results of operations and financial conditions could suffer significantly.

●	Confidentiality agreements with employees, product providers and others may not adequately prevent disclosure of our trade secrets and other proprietary information.
●	We have limited insurance coverage.
●	If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company primarily operating in China through our subsidiaries and contractual arrangements with Hywin Wealth Management, Shenzhen Panying, and Hywin Health Management. Investors thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for a portion of our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and their subsidiaries and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the wealth management or asset management business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our business may be deemed as a foreign investment under the Foreign Investment Law, whose interpretation and implementation involve substantial uncertainties which may impact the viability of the current corporate structure, corporate governance, and business operations of our company and the VIEs.
●	We rely on contractual arrangements with the VIEs and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.
●	Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we, our subsidiaries or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
●	We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.
●	We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in Mainland China and Hong Kong

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of financial services businesses, service providers and financial products we distribute.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.
●	Fluctuations in exchange rates may have a material adverse effect on your investment.

●	Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.
●	PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our financing activities to make loans to our PRC subsidiary and the VIEs, or to make additional capital contributions to our PRC subsidiary.
●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.
●	Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.
●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
●	The enforcement of the Labor Contract Law and other labor related regulations in the PRC may adversely affect our business and our results of operations.
●	China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
●	Our PRC subsidiary and consolidated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.
●	Failure to comply with PRC regulations regarding the registration of outbound direct investment may subject us or our actual controller to fines and legal or administrative sanctions.
●	If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
●	Our leased property interest may be defective and our right to lease the properties may be challenged, which could cause significant disruption to our business.
●	Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.
●	Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.
●	If the PCAOB is unable to adequately inspect our auditors as required under the HFCAA, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditors deprives our investors of the benefits of such inspections.

●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
●	It is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	You may be subject to limitations on the transfer of the ADSs.
●	The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your ordinary shares underlying the ADSs.
●	You may experience dilution of your holdings due to inability to participate in rights offerings.
●	Techniques employed by short sellers may drive down the market price of the ADSs.
●	Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
●	Certain judgments obtained against us by our shareholders may not be enforceable.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	We incur costs as a result of being a public company, and these will increase after we cease to qualify as an “emerging growth company.”
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to U.S. domestic issuers.
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.
●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

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

Our expansion into the high-end health management business and acquisition of health management centers may not achieve operating results as anticipated, which could materially and adversely affect our results of operations.

We have recently expanded our business to include high-end health management services through the acquisition of integrated health management service providers in China, namely Grand Doctor Medical Co., Ltd. (“Grand Doctor”), Beijing iLife 3 Technology Co., Ltd. (“Life Infinity”), and Sincerity and Compassion Health Management Center (“Sincerity and Compassion”). We expect to incur significant costs and expenses such as the rental and purchase amount of the medical equipment and personnel cost before such high-end health management business begin to generate profit. In addition, the high-end preventive healthcare services market has different competitive landscape, consumer preference and discretionary spending patterns from our existing market. We may also need to build brand awareness in this market through greater investments in advertising and promotional activities than we originally planned. Sales in such high-end health management business may take longer than expected to ramp up and reach expected sales and profit levels, thereby affecting our overall profitability.

Since our health management services are at the early stage of development with limited operating experience, the medical examination centers and clinics we acquired did not and may not achieve the business or financial performance as we expected and we may not be able to integrate our newly established health management business into our existing business. Indeed, we have incurred net losses in the operation of our health management business, which impacted the profitability of our business as a whole. We may not be able to fully utilize the newly acquired health management service providers as anticipated due to our inability or material delay in obtaining the required approvals, permits or licenses and any substantial increase in costs to ramp up operations and utilization. Furthermore, our online medical platform may not develop as expected. Prospective clients and medical service providers may not be familiar with the development of online medical platforms and may have difficulties distinguishing our services from those of our competitors. Convincing prospective clients and medical service providers of the value of using our services is important to the success of our business. In addition, the operating results generated at the newly established health management services may not be comparable to the operating results generated at our wealth management and asset management services. The health management business may even continue to operate at a loss, which could materially and adversely affect our results of operations. We may elect to dispose of the acquired health management service providers subsequently and recognize losses. Therefore, we cannot assure you that we will be able to generate revenue at a profit for our health management services in the future, if at all, or grow our health management business as planned.

A significant portion of the wealth management products we distribute have real estate or real estate-related financial products as their underlying assets. Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

To date, a significant portion of the wealth management products that we distribute involves real estate-related financial products as their underlying investments. For the years ended June 30, 2020, 2021 and 2022, the total transaction value of such wealth management products accounted for 57.2%, 58.2% and 37.9%, respectively, of the total transaction value of all the wealth management products we distributed.

The success of such products depends significantly on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for residential real estate in China has been growing rapidly over the past few years. However, volatility in market conditions and fluctuations in housing prices, as well as the demand for residential properties have been affected and will continue to be affected by the economic, social, political and other factors that are outside of our control and we cannot assure you that there will not be an over-supply of residential properties or an economic downturn in the residential property sectors in the cities in the Yangtze River Delta and other cities and regions of China. Any such over-supply or economic downturn may result in a slow-down in property sales or downward pressure on property prices regionally or nationwide. There have been concerns that the PRC property market has been overheating and may become a property “bubble.” In response, the PRC government has taken measures to prevent the overheating of the PRC property market. Such measures may lead to changes in market conditions, price instability and an imbalance between the supply of and demand for properties in the PRC.

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

In particular, the PRC real estate industry is subject to extensive governmental regulation and is susceptible to policy changes. The PRC government exerts considerable direct and indirect influence on the development of the PRC real estate sector by imposing industry policies and other economic measures, which, among other things, control foreign exchange, taxation, foreign investment and the supply of land for property development. Through these policies and measures, the PRC government may raise the benchmark interest rates of commercial banks, place additional limitations on the ability of commercial banks to make loans to property developers and property purchasers, impose additional taxes and levies on property sales, impose foreign exchange restriction on cross-border investment and financing related activities and restrict foreign investment in the PRC property sector and restrict or reduce the supply of land for property development. In the event that we breach any applicable laws, rules, regulations or restrictions, we may be subject to fines or penalties, which may have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate.

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

We may fail to maintain or renew existing licenses or to obtain additional licenses and permits necessary to conduct our operations, or fail to comply with laws and regulations applicable to our business and services, and our business may be materially and adversely affected.

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. Depending on the type of products and services being offered, the business operation may be subject to the supervision and scrutiny by different authorities. To date, the PRC government has not adopted a unified regulatory framework governing the distribution or management of all types of wealth management products. However, there are laws and regulations governing wealth management products that we currently distribute in China, such as Private Market Investment Products and Public Market Investment Products. In addition, exchange-administered products are also subject to the regulation of the local offices of finance at the provincial and municipal levels.

Currently, a license is required for the distribution of fund products (including Public Market Investment Products and Private Market Investment Products) in China. Our subsidiary, Hywin Fund Distribution Co., Ltd., has obtained a fund distribution license from China Securities Regulatory Commission (“CSRC”), and we distribute all the Public Market Investment Products and some Private Market Investment Products through this subsidiary. For the rest of the Private Market Investment Products, we may collect distribution commissions in the form of advisory service fees under advisory service agreements with the product providers, which is not prohibited by the current applicable laws and regulations. We also distribute exchange-administered products sourced from local financial assets exchanges. However, as the wealth management services industry and asset management industry in China are at an early stage of development, there are substantial uncertainties regarding the interpretation and application of the relevant laws and regulations, and new applicable laws and regulations may be adopted to address issues that arise from time to time or to require additional licenses and permits for distribution of fund products, exchange-administered products, and other type of products we may distribute in the future. For example, on August 28, 2020, the CSRC issued the Supervision Measures on Publicly Raised Securities Investment Funds Sales Agencies, or the Sales Agency Measure, effective from October 1, 2020, and its implementation rules, pursuant to which, among others, marketing and promoting funds, opening fund transaction accounts for investors, handling the offering, subscription and redemption of fund units as well as providing inquiry about the information on fund transaction accounts, with securities investments are deemed to be fund selling activities, thus requiring a “securities and future operation license”. We currently hold such a license. However, we still need to comply with the Sale Agency Measure and other applicable laws and regulations.

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

Moreover, the operation of our medical examination centers, clinics and internet hospitals are subject to various laws and regulations issued by a number of government agencies at the national and local levels. These laws and regulations mainly relate to the licensing and operation of medical institutions and medical professionals, the pricing and procurement of pharmaceuticals and medical devices, the use and safety of medical devices, the quality and pricing of medical services, environmental protection, anti-corruption and anti-bribery, the handling of malpractice and the confidentiality, maintenance and security of patients’ medical records. We cannot assure you that the legal framework and enforcement trends in the healthcare industry will not change, or that we will be successful in responding to such changes. Such changes may result in increased compliance costs, which could materially adversely affect our business, financial condition and results of operations. If we fail to obtain or renew any licenses or permits required for our operations, or are found to be non-compliant with such licenses, permits, or any applicable laws or regulations, we may face penalties, suspension of operations or even revocation of such licenses or permits, depending on the nature of the findings.

We cannot assure you that we will be able to maintain our existing licenses, qualifications or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. If we are unable to maintain and renew one or more of our current licenses and permits, or obtain such renewals or additional licenses requisite for our future business expansion on commercially reasonable terms, our operations and prospects could be materially disrupted. We have engaged in frequent dialogues with relevant regulatory authorities in China in an effort to stay abreast of developments of the regulatory environment. However, if new PRC regulations promulgated in the future require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely manner, or at all. If any of these occurs, our business, financial condition and prospects may be materially and adversely affected.

If certain categories of products currently traded on local financial assets exchanges become restricted or prohibited, or if local financial assets exchanges are prohibited from listing exchange-administered products, our business, financial condition and prospects may be materially and adversely affected.

The PRC government has not adopted a national regulatory framework governing local exchanges or the listing, trading and distribution of exchange-administered products. The local financial assets exchanges are established upon approval of the local governments, and the exchange-administered products listed and traded on these exchanges are filed with and approved by local financial assets exchanges under the supervision of the offices of finance at the municipal and provincial levels. Pursuant to the Implementation Opinions on Straightening Out and Rectifying Various Types of Trading Venues (“Document 37”), promulgated by the General Office of the State Council on July 12, 2012, the establishment of a new exchange shall be approved by provincial level government except otherwise approved by State Council or the financial administrative department of State Council. Local government issued related laws and regulations for the supervision of local exchanges. If any significant product types are discouraged by the local government authorities, our product portfolio, distribution services and related revenues may be negatively impacted. In addition, we cannot assure you that the government authorities will not issue new laws and regulations restricting the trading of our financial assets products.

In addition, although the local financial assets exchanges are mainly approved and regulated by the local government subject to certain administrative provisions issued by the State Council, we cannot guarantee that they would not be covered by the tightened national financial supervision system. If they are subject to approval or guidance of any national regulatory bodies, such as the PBOC, China Banking and Insurance Regulatory Commission (“CBIRC”), or the CSRC, these financial assets exchanges may be prohibited from listing certain or all of the products currently traded on such exchanges, or be prohibited from engaging in such listing and trading services. In such circumstances, we may have to cease the distribution of exchange-administered products, and as a result, our business, financial condition and prospects may be materially and adversely affected.

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

We receive a large proportion of our net revenues from a limited number of financial product providers and customers, and any adverse changes in our relationships with such financial product providers and customers or in their business and financial conditions may cause significant fluctuations in our revenue and impact our business.

Although we endeavor to source wealth management business from a broad coverage of product providers in the market, due to our stringent screening process and rigorous risk management standards, a large proportion of the products distributed by us and the VIEs are sourced from a limited number of product providers, which are treated as our customers for accounting purpose. For the years ended June 30, 2020, 2021 and 2022, our top three customers accounted for 51%, 36% and 37% of our total net revenues, respectively, and our top five customers accounted for 60%, 50% and 52% of our total net revenues, respectively. It is likely that we will continue to be dependent upon a limited number of product providers, including related parties, for a significant proportion of our net revenues for the foreseeable future.

We cannot assure you that our client relationships will continue to develop or if these customers will continue to generate significant revenue for us in the future. Any failure to maintain our existing client relationships or to expand our client base will materially and adversely affect our results of operations and financial condition. If we lose any of our major product providers or any of these product providers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced if we are unable obtain alternative product providers on a timely basis with similar or favorable commercial terms, or at all. In addition, our relationships with product providers are governed by distribution agreements or advisory service agreements or brokerage service agreements. These agreements establish, among other things, the scope of our responsibility and our commission rates with respect to the distribution or brokerage of particular products. These agreements typically are entered into on a product-by-product basis and expire at the expiration date of the relevant product. For any new products, new agreements need to be negotiated and entered into. If product providers that in the aggregate account for a significant portion of our business decide not to enter into contracts with us for their financial products, or the terms of our contracts with them become less beneficial to us, our business and results of operations may be materially and adversely affected. In addition, if any of our major product providers fail to make timely payments to us or encounter difficulties or cease to issue fund products we distribute, our business, financial condition and results of operations may be materially and adversely affected.

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

Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, complaints from and disputes with our clients, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. In addition, any perception that the quality of our wealth management and product recommendations and services may not be the same as or better than that of other wealth management service providers or wealth management product distributors can also damage our reputation. Moreover, any negative media publicity about the financial service industry in general or product or service quality problems of other firms in the industry, including our competitors and partners, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues may be materially and adversely affected.

In addition, our reputation and brand recognition may be harmed by adverse news, scandals or other incidents associated with the PRC general healthcare industry. Incidents that cast doubt as to the quality or safety of pharmaceutical products manufactured, distributed or sold and services provided by other participants in the PRC general healthcare industry, particularly the internet healthcare industry, including our competitors, have been, and may continue to be, subject to widespread media attention. Such incidents may damage the reputation of not only the parties involved, but also the general healthcare industry as a whole, even if such parties or incidents have no relation to us, our management, or our employees. Such negative publicity may indirectly and adversely affect our reputation and business operations. Besides, incidents not related to product or service quality, or other negative publicity or scandals implicating us or our employees, regardless of merit, may also have an adverse impact on us and our reputation and brand recognition.

We face significant competition in the wealth management and health management service industry, we could lose our market share and our results of operations and financial conditions may be materially and adversely affected.

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

In addition, as the markets for medical examination, online medical services and medical aesthetic services are relatively new, rapidly evolving and intensely competitive, we expect competition to continue and intensify in the future. We face competition from other medical examination centers, clinics, online medical platforms, medical aesthetic service providers, other integrated health management services providers and general online e-commerce platforms. We expect competition to intensify in the future as current competitors diversify and improve their service offerings and as new participants enter the market. We cannot assure you that we will be able to compete effectively or efficiently with current or future competitors. They may be acquired by, receive investment from or enter into strategic relationships with established and well-financed companies or investors, which would help enhance their competitiveness. Furthermore, the current competitors and new entrants in the health management industry may also seek to develop new service offerings, technologies or capabilities that could render some of the services we offer obsolete or less competitive, and some of them may adopt more aggressive pricing policies or devote greater resources to marketing and promotional campaigns than we do. More specifically, the medical aesthetic service market in mainland China faces competition from developed markets such as South Korea, Japan, Hong Kong and Taiwan. The failure of service providers in mainland China to compete effectively against their overseas counterparts may materially and adversely impact our financial results. The occurrence of any of these circumstances may hinder our growth and reduce our market share, and thus our business, results of operations, financial condition and prospects would be materially and adversely affected.

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

This outbreak has led to temporary closure of our wealth service centers in some locations in February 2020 with a significant portion of our employees working from home. Although we adapted to flexible working mode and were able to provide services to our clients remotely during February and March 2020 and have gradually resumed normal operations since March 2020, we still experienced business disruption as a result of disease containment measures in response to the COVID-19 outbreak. During the first half of 2022, there was an upsurge of COVID-19 cases in China, especially in the city of Shanghai, which was followed by certain restrictive measures to contain the COVID-19 pandemic. Given the high uncertainties associated with the COVID-19 pandemic, it is difficult to predict how long these conditions will last and the extent to which we may be affected. In addition, we and our clients experienced limitations in having face-to-face meetings due to quarantine measures and travel bans imposed by the government to contain the spread of this outbreak. Furthermore, although the severity of epidemic containment requirements and level of emergency response to the COVID-19 outbreak have been gradually downgraded in China, we are still subject to regular prevention and control measures, which may still affect our work efficiency and productivity and cause delay or cancellation in our offline events, and in turn adversely affect our business.

Additionally, as COVID-19 continues to be a worldwide health crisis, it has adversely affected the global economy and financial markets. The COVID-19 outbreak has caused impact on annual growth rate for our business. Our net revenues and net income increased by 5.9% and 13.6%, respectively, for the year ended June 30, 2022 as compared with the year ended June 30, 2021 while our net revenues and net income increased by 42.8% and 95.6%, respectively, for the year ended June 30, 2021 as compared with the year ended June 30, 2020. The extent to which the COVID-19 outbreak will continue to impact our future financial condition and results of operations cannot be reasonably assessed at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our clients for the foreseeable future, among others. The COVID-19 pandemic may further create negative economic impact and increase volatility in the PRC and global market. As the situation of the COVID-19 pandemic is still evolving, the heightened uncertainties surrounding the pandemic may pose a material adverse effect on our business operations, financial condition, results of operations, profitability and prospects.

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

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and mitigate, and could harm our business, results of operations or financial performance. Historically, we identified certain deficiencies in tax matter handling and reporting. Specifically, we did not timely pay certain value-added tax and income taxes in full as required by the competent tax authorities in China, and recorded the unpaid taxes as value-added tax and income tax payables as of June 30, 2020, 2021 and 2022.

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

On January 1, 2016, 2017 and January 8, 2018, Hywin Wealth Management granted 8,998,465 options to its employees and directors to purchase an aggregate of 8,998,465 shares of Hywin Wealth Management under the original 2018 Plan. In August 2018, Hywin Wealth Management repurchased 1,495,995 options issued and outstanding, following which a total of 7,502,470 options remained outstanding. Due to the changes in fair value and the expense recognized in the period, we recognized RMB(0.4) million, RMB21.9 million, and RMB7.3 million (US$1.1 million) of share-based compensation expenses/(benefits) for the years ended June 30, 2020, 2021 and 2022, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Operating Costs and Expenses—Share-based Compensation Expenses/(Benefits).” We may incur such expenses in future periods under the restated 2018 and 2019 Plans and any future awards under other plans. In addition, we may still grant share options and other share-based incentives in the future, which may record significantly share-based compensation expenses in our profit or loss statement. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will adversely affect our results of operations and dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and relationship managers, and we will continue to grant share-based compensation to directors, employees or relationship managers in the future.

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

We plan to establish and operate our internet hospital which could be subject to significant risks.

We currently provide health management services through digital platforms and the “Life Infinity Plus” marketplace. We plan to expand the service scope and capability of our internet hospital. As this is a new business opportunity with which we have little experience, we may not be able to attract and maintain the patients. The future profitability of our internet hospital relies on our capability of building our brand and improving our services and brand awareness. If our new service offerings do not meet users’ expectation or if we fail to provide superior user experience or maintain users’ trust in our brand, our business and reputation may be adversely affected. Furthermore, the online health management service market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed. In addition, the performance of our internet hospital will rely heavily on our marketing and business developing strategy. The marketing activities of our internet hospital will increase additional operational costs, and we cannot ensure that our marketing activities will achieve the anticipated effect. Any malicious harassment or other unfair competitions will also make our marketing activities less effective.

Furthermore, the Administrative Measures on Internet Information Services, which was promulgated by the PRC State Council on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. It requires that a commercial operator of internet content provision services must obtain a value-added telecommunications business operating license (“ICP License”) for the provision of internet information services from the appropriate telecommunications authorities. Our internet hospital currently does not hold an ICP License. Any failure, or perceived failure, by us to comply with any applicable regulatory requirements or internet information service-related rules, laws and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and severely disrupt our business.

Our business, financial condition, results of operations and prospects may be adversely affected by changes in the aesthetic medical market and unfavorable market perceptions of the overall aesthetic medical industry.

The aesthetic medical market requires us to closely monitor the trends in the market and the needs of our customers, which may require us to introduce new products, technologies, devices, solutions, service categories and treatment procedures and enhance our existing services and procedures. We have active dialogue and exchange of information with experts from well-respected aesthetic medical institutions overseas such as the United States, Europe, Singapore, Japan and South Korea to learn and adopt aesthetic medical solutions, standards and technologies. We must maintain strong relationships with leading overseas aesthetic medical institutions to ensure that we are accessing the latest technology and quickly and cost-effectively responding to our customers’ changing needs. We may be required to incur development and acquisition costs to keep pace with new technologies, implement technological innovations or to replace obsolete technologies. If we fail to identify, develop and introduce new products, solutions, service categories, features, enhancements and technologies on a timely and cost-effective basis, demand for our services may decrease and we may not be able to compete effectively or attract customers, which may materially and adversely affect our business and results of operations.

In addition, while aesthetic medical services have been gaining popularity in recent years, many consumers remain cautious about the risks inherent in aesthetic medical procedures. Media influences, peer perceptions, research indicating adverse health effects of aesthetic medical procedures or otherwise could lead to deterioration in the market perception of aesthetic medical treatments and to less demand for aesthetic medical services. In addition, if any allegation surfaces in the media or in social media forums of any accident, ineffectiveness of treatment, poor service standards or mishandling of sensitive personal information by any operator of aesthetic medical services, regardless of merit, the entire aesthetic medical industry and any industry participant including us could experience reputational harm. Our business, financial condition, results of operations and prospects may be materially and adversely affected as a result.

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

The market for these talents is extremely competitive and we may face the following risks:

●	there is no assurance that we can continue to successfully retain high quality relationship managers to support our further growth;
●	even if we could retain existing relationship managers, we may fail to attract new relationship managers or may have to incur disproportional training and administrative expenses in order to prepare our local recruits for their jobs;

●	if we are unable to attract, train and retain highly productive relationship managers, our business may be materially and adversely affected; and
●	competition for relationship managers may also force us to increase the compensation of such employees, which would increase operating cost and reduce our profitability.

Our success in operating our medical examination centers and clinics is, in part, dependent upon the number and quality of the physicians, administrators and other medical personnel working at these facilities and our ability to retain them. As we offer premium, internationally accredited health management services at our medical examination, we are dependent on attracting a certain number of qualified healthcare professionals from abroad, in addition to professionals from China, who may experience cultural challenges working in China and may not be willing or able to remain in China for the extended periods of time which are preferable for physician employment. We believe that the key factors that physicians consider before deciding whether they will work for us include the reputation and culture of our medical examination centers and clinics, the quality of the facilities and supporting staff, the number of patient visits, compensation and location. Our medical examination centers and clinics may not compare favorably with those of our competitors in respect of one or more of these factors which could result in our failure to attract or retain the physicians we desire. The failure to recruit and retain qualified physicians, management, nurses and other medical support personnel, or to control labor costs, could have an adverse effect on our business and results of operations.

If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our financial condition and results of operations could be materially and adversely impacted.

If our physicians and other medical professionals do not obtain and maintain appropriate licenses, we may be subject to penalties against our medical examination center, which could adversely affect our business.

Medical practice in China is strictly regulated. Physicians, nurses and medical technicians who practice at medical institutions must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical institutions at which their licenses are registered. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Health Management Services.” In practice, it takes some time for physicians, nurses and other medical professionals to transfer their licenses from one medical institution to another or add any further service scope or another medical institution to their permitted practicing institutions. From time to time, some of our physicians, nurses and other medical professionals could be required to make such amendments to their licenses due to changes to the location or nature of their work. We cannot assure you that all of our medical professionals have completed the transfer of their licenses and related government procedures in a timely manner or at all. In addition, we cannot assure you that our physicians, nurses and other medical professionals will always strictly follow the requirements and will not practice outside the permitted scope of their respective licenses. Our failure to properly manage the employment of our physicians, nurses and other medical professionals may subject us to administrative penalties against our treatment centers, which could adversely affect our business.

Our chairman of the board is able to control and exert significance influence over our company, and his interest may be different from or conflict with that of our other shareholders.

As of June 30, 2022, Mr. Han beneficially owns an aggregate of 71.16% of our outstanding share capital. As more than 50% of the voting power for the election of directors is held or directed by Mr. Han Hongwei, we are a “controlled company” within the meaning of the NASDAQ listing rules. As a result of this high level of shareholding, Mr. Han is able to exert a significant degree of influence or actual control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Han may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information and medical data regarding our clients, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We face various security threats on a regular basis, including cyber-security threats to and attacks on our technology systems that are intended to gain access to our confidential information, destroy data or disable our systems.

Our medical examination centers, clinics and internet hospitals collect and maintain medical data and treatment records of our clients. PRC laws and regulations generally require medical institutions and their medical personnel to protect the privacy of their customers and prohibit unauthorized disclosure of personal information. Such medical institutions and their medical personnel will be liable for damage caused by divulging the customers’ private or medical records without consent. We have taken measures to maintain the confidentiality of our customers’ medical records, including encrypting such information in our information technology system so that it cannot be viewed without proper authorization and setting internal rules requiring our employees to maintain the confidentiality of our customers’ medical records. However, these measures may not always be effective in protecting our customers’ medical records. Our information technology systems could be breached through hacking. Personal information could be leaked due to any theft or misuse of personal information due to misconduct or negligence. In addition, although we do not make the customers’ medical records available to the public, we use such data on an aggregated basis after redacting personally identifiable information for marketing purposes.

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

The PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress (“SCNPC”) on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and solidifying the primary responsibility for information security of overseas listed companies, and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information.

In addition, the PRC State Administration for Market Regulation (SAMR) and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect on October 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. On April 19, 2021, the PRC Standardization Administration issued the Information Security Technology — Personal Information Security Measurement and Evaluation Specification in Mobile Internet Applications (Revised Draft for Comments), or the Measures for Mobile Internet Applications, to collect public comments. The deadline for collecting comments is June 18, 2021. Based on the Information Security Technology — Personal Information Security Specification (2020 edition), the Measures for Mobile Internet Applications put forward the personal information security requirements, stipulate the implementation process and evaluation method of App personal information security assessment. To provide reference for identifying App’s illegal collection and use of personal information, the Cyberspace Administration of China (CAC), the PRC Ministry of Industry and Information Technology (MIIT), the SAMR and the PRC Ministry of Public Security (MPS), collectively released the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, on November 28, 2019, which took effect on the same day. On March 12, 2021, the MIIT, the SAMR and the MPS released the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effected on May 1, 2021, which stipulates that operators of mobile Internet applications (APPS) shall not deny users access to basic App functions because users do not agree to collect unnecessary personal information. According to Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, for the investment and wealth management APPs, the basic functional services include, among others, investment and wealth management services relating to shares, futures, funds, bonds.

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

The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the MIIT, the MPS, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (i) illegal collection and use of personal information of users by an application and a software development kit, (ii) setting up obstacles and frequently harassing users, (iii) cheating and misleading users, and (iv) inadequate implementation of application distribution platforms’ responsibilities.

If we do not take adequate measures to prevent security breaches and maintain adequate internal controls or fail to implement new or improved controls, data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition. At the same time, compliance with the regulations could be expensive, and the reduction in our ability to collect, transfer and use data due to increased regulation could also have an adverse effect on our business. In addition, although we believe our current usage of clients’ medical records is in compliance with applicable laws and regulations governing the use of such information, any change in such laws and regulations could affect our ability to use medical data and subject us to liability for the use of such data. Failure to protect clients’ medical records, or any restriction on or liability as a result of, our use of medical data, could have a material adverse effect on our business.

It is unclear whether we and the VIEs will be subject to the oversight of the CAC and how such oversight may impact us. Our and the VIEs’ business could be interrupted or we and the VIEs could be subject to liabilities which may materially and adversely affect the results of our and the VIEs’ operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law and the revised Measures for Cybersecurity Review (“Cybersecurity Review Measures”), if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it should be subject to cybersecurity review by the CAC. Any internet product or service that affects or may affect national security as deemed by the cybersecurity review authorities may be subject to cybersecurity review. According to the Cybersecurity Review Measures, a critical information infrastructure operator refers to any operator identified by an authority for the protection of critical information infrastructures. As of the date hereof, we and the VIEs have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Review (Revised Draft for Comments) to collect public comments. On December 28, 2021 the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that (i) critical information infrastructure operators (“CIIO”) who purchase network products and services and internet platform operators who conduct data processing activities shall be subject to the cybersecurity review requirement if their relevant activities affect or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.

If the Draft Measures are enacted as proposed, we believe we and the VIEs would not be subject to the cybersecurity review by the CAC, given that: (i) we and the VIEs do not possess a large amount of personal information in our and the VIEs’ business operations; and (ii) data processed in our and the VIEs’ business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the VIEs will take all reasonable measures and actions to comply with and to minimize the adverse effect of such laws on us.

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

We may become subject to product liability claims or administrative penalties for counterfeit, substandard or unauthorized products provided in our health management services, which could adversely affect our brand name and reputation and cause us to incur significant expenses and be liable for significant damages.

We are exposed to risks inherent in marketing and selling pharmaceutical and healthcare products manufactured and provided by third parties in our clinics. Legal claims, administrative penalties, or user complaints may arise if any of the products we sell are deemed or proven to be unsafe, ineffective or defective, or if they are found to contain illicit drugs or infringe on any third-party’s intellectual property rights. We may also be subject to allegations of having engaged in practices such as improper filling of prescriptions, sale of counterfeit and substandard medicines or other unauthorized healthcare products or providing inadequate warnings or insufficient or misleading disclosures of side effects.

In addition, in the event that any use or misuse of the products we sell resulted in personal injury, suicide or death, product liability claims may be brought against us for damages. If we are unable to defend ourselves against such claims, among other things, we may be subject to civil and criminal liabilities for physical injury, death or other losses caused by our products and the revocation of our business licenses or relevant permits. In addition, we may be required to suspend or cease sales of the relevant products.

In recent years, the functionality of healthcare products had been a controversial topic in the PRC, and the functionality of healthcare products are beyond our control. A public perception that we do not provide satisfactory healthcare products to users, even if factually incorrect, could damage our reputation and diminish the value of our brands. In addition, the operation and sale of healthcare products is subject to laws and regulations in the PRC in various areas, including food safety and advertising compliance, and the relevant domestic regulations are constantly being updated and changed. We may become subject to fines or other penalties if we are not able to fully comply with these relevant regulations from time to time. In such cases, our business, financial condition and results of operations may be materially and adversely affected.

Any product liability claims made against us could cause negative publicity, impairment of clients’ confidence in us, significant decrease in sales volume and may result in fines and penalties from regulatory authorities. Any claims made against us could be costly to defend against, result in substantial damage awards against us and divert the attention of our management team from our operations, which could have a material adverse effect on our business, financial condition, results of operations and reputation. In the event that such product liability claims are attributable to our suppliers or business partners, there can be no assurance that we will obtain full indemnification from them. Even if we do, our reputation may still be severely impaired.

As of the date of this annual report, we have not received any complaints, or involved in any serious incidents or lawsuits regarding our health management services.

We may become subject to medical liability claims or administrative penalties for violation of the Administrative Standard of Pharmaceutical Operating Quality in our health management services, which could cause us to incur significant expenses and be liable for significant damages.

We face risks from, or administrative penalties for, the violation of the Administrative Standard of Pharmaceutical Operating Quality or medical liability claims against our medical team. Also, our full-time and part-time doctors, external doctors we are connected to, other medical professionals such as our pharmacists, medical examination centers, clinics, internet hospitals and other healthcare institutions, may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. With respect to external doctors, as they are not working physically with us, we have limited control over them as well as the quality of their online consultation services. Despite our background check relating to their qualification, their contractual obligations to strictly adhere to the specified work scope, and requirements for them to comply with applicable laws, there can be no assurance that our risk management procedures would be sufficient to monitor their performance and control the quality of their work. In the event that the external doctors fail to comply with their contractual obligations and applicable laws in relation to the provision of our health management services, our user experience could deteriorate, and we may be subject to medical liability claims. If we are unable to defend ourselves against such claims, among other things, we may be subject to the revocation of our business licenses or relevant permits. We might also be required to pay substantial damages and fines or refrain from further sale of the relevant products. Moreover, such claims or administrative penalties could result in negative publicity and our reputation could be severely damaged, which may adversely affect clients’ trust in our brand name.

If we are unable to fully comply with PRC laws and regulations on medical advertisement, our brand image, results of operations and financial conditions could suffer significantly.

As we currently provide health management services through digital platforms, we must comply with the PRC Advertisement Law, the PRC Administrative Measures on Medical Advertisement and other relevant advertising laws and regulations and constantly monitor our advertising content. According to the Administrative Measures on Medical Advertisement and the Notice on Further Strengthening the Administrative Measures on Medical Advertisement, or the Administrative Measures on Medical Advertisement, we must obtain a medical advertisement approval certificate before publishing any medical advertisement. The content in the published advertisement must be consistent with what has been approved and recorded in the medical advertisement approval certificate. In addition, the Administrative Measures on Medical Advertisement explicitly stipulate that such medical advertisements shall not include any specific treatment method, any guarantees on the effect of the treatment, any name or image of any patient, any particular medical professional, or use any medical research institution or its personnel or any public association or organization to suggest any treatment is effective. The PRC competent health administrative authority and Chinese medicine administrative authority may issue warnings and require remediation for violations of these laws and regulations. If the violations involve severe, circumstances competent authorities may impose measures such as suspension of business until the violations have been remedied, revocation of the license for operating a particular medical department, or even revocation of the Medical Institution Practicing License. In addition, the competent administration for industry and commerce (now known as the administration for market regulation) may also suspend the business and the business licenses of institutions that are repetitive and serious offenders in accordance with the PRC Advertisement Law. In 2021, the regulators has strengthened the supervision of the aesthetic medical industry and proposed various guidelines to ensure the healthy development of the aesthetic medical industry, including regulating advertisements as well as cracking down illegal manufacturing and sales of the aesthetic medical products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Health Management Services—Measures for the Administration of Medical Advertisement.”

As of the date of this annual report, our Company has obtained a medical advertisement approval certificate to publish medical advertisement for our health management services. But as we plan to expand the service scope and capability of our internet hospital, we need to apply for more medical advertisement approval certificates before publishing any medical advertisement. Any violation of these laws and regulations on medical advertisements, if material or not rectified, may subject us to administrative penalties, impair our brand image, and materially and adversely impact our business, financial condition, results of operations and prospects.

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

We are exposed to potential liabilities that are inherent to the provision of health management services. In recent years, physicians, hospitals and other healthcare providers in China have become subject to an increasing number of legal actions alleging malpractice or related legal issues. In addition, as a provider of medical services, any misdiagnosis or improper treatment may result in negative publicity regarding our business or our services, which would harm our reputation. If we are found liable for malpractice, we may be required to pay substantial monetary damages and legal costs.

To protect our business from the cost of any such claims, we maintain institutional insurance coverage for Life Infinity and Sincerity and Compassion, which we believe to be appropriate for our operations. We did not purchase medical malpractice insurance for Grand Doctor, a provider of medical examination services, which we believe is consistent with industry practice. However, there might still be claims against Grand Doctor and our insurance coverage for Life Infinity and Sincerity and Compassion may not cover all claims against us or continue to be available at a reasonable cost for them to maintain adequate levels of insurance. In addition, even if we are able to successfully defend ourselves against a certain claim, we could be required to spend significant management, financial and other resources in the process, which could disrupt our business, and our reputation and brand name may also suffer.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audits of our consolidated financial statements for the year ended June 30, 2022, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

Risks Related to Our Corporate Structure

We are a Cayman Islands holding company primarily operating in China through our subsidiaries and contractual arrangements with Hywin Wealth Management, Shenzhen Panying, and Hywin Health Management. Investors thus are not purchasing, and may never directly hold, equity interests in the VIEs. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for a portion of our operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and their subsidiaries and, consequently, significantly affect the financial condition and results of operations of our company. If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the wealth management or asset management business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We primarily engage in the distribution of wealth management products to HNWIs in China. In practice, the foreign shareholder of a distributor of mutual funds is required to be a financial institution with asset management or relationship management experience, good financial standing and reputation, and such a foreign shareholder shall be located in a place where its national authority has signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. Accordingly, we are currently not eligible to conduct our wealth management business by directly establishing a foreign-invested asset management company. In order to conduct our wealth management services, we have entered into contractual arrangements through Hywin Wealth Management which has such qualifications. Our contractual arrangement with Hywin Wealth Management and its shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Hywin Wealth Management; (2) receive 100% of the economic benefits from Hywin Wealth Management in consideration for the services provided by Hywin Wealth Management; and (3) have an exclusive option to purchase most or part of the equity interests in Hywin Wealth Management when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of Hywin Wealth Management and hence consolidate the financial results of Hywin Wealth Management and its subsidiaries into our consolidated financial statements under U.S. GAAP. In addition, PRC laws and regulations imposed restrictions on foreign ownership of companies that engage in asset management in practice, such as our subsidiary Shenzhen Panying. Furthermore, Shanghai Hywin Network Technology is expanding its business into market research and consultation services, which are also a business subject to foreign ownership restrictions. Due to these restrictions in PRC law or in practice on foreign ownership, we conduct our business in China through the VIEs by way of a series of contractual arrangements.

The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the wealth management or asset management business, or if the PRC government otherwise finds that we, Hywin Wealth Management, Shenzhen Panying, Shanghai Hywin Network Technology or any of their subsidiaries or branches are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

●	revoking the business license and/or operating license that such entities currently have or obtain in the further;
●	discontinuing or placing restrictions or onerous conditions on our operations;
●	imposing fines, confiscating the income from Hywin Consulting or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs;
●	restricting or prohibiting our use of the proceeds of our financing activities to finance our business and operations in China; or
●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations, and our ADSs may decline in value or become worthless. In addition, our holding company in the Cayman Islands, the VIEs, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

Our business may be deemed as a foreign investment under the Foreign Investment Law, whose interpretation and implementation involve substantial uncertainties which may impact the viability of the current corporate structure, corporate governance, and business operations of our company and the VIEs.

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

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” to be published. The Foreign Investment Law provides that only foreign invested entities operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required by PRC domestic entities or foreign invested entities operating in other industries. In the event that the VIEs and their subsidiaries through which we operate our business are not treated as domestic investment and our operations carried out through such VIEs and their subsidiaries are classified in the “restricted” or “prohibited” industry in the “negative list” under the Foreign Investment Law, such contractual arrangements may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or dispose of such business.

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

We rely on contractual arrangements with the VIEs and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control, and the VIEs’ shareholders may fail to perform their obligations under the contractual arrangements.

We rely on contractual arrangements with the VIEs, Hywin Wealth Management, Shanghai Hywin Network Technology, and Shenzhen Panying and their respective shareholders to operate a portion of our operations in China, including wealth management services, asset management services and insurance brokerage services. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. These risks exist throughout the period in which we operate our businesses through the contractual arrangements with the VIEs. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if the VIEs or their shareholders fail to perform their obligations, including without limitation, the failure to complete the registration under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, claiming damages or other contract remedies. We cannot assure you that such enforcement or remedies against the shareholders or third parties will be effective under PRC laws.

In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of the VIEs and their subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the VIEs and their subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

Any failure by the VIEs and their subsidiaries or the shareholders of VIEs to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. If the imposition of government actions causes us to lose our right to direct the activities of VIEs and their subsidiaries or our right to receive substantially all the economic benefits from VIEs and their subsidiaries and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of VIEs and their subsidiaries.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we, our subsidiaries or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the VIEs, our subsidiaries and us were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose interest and/or other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position may be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay interests and/or other penalties on the adjusted but unpaid taxes.

We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, the VIEs and their subsidiaries hold certain assets that are material to the operation of our business, including intellectual property and premise and licenses. If the VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by Hywin Consulting, our PRC subsidiary, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Hywin Consulting incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that Hywin Consulting currently has in place with the VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

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

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Furthermore, the COVID-19 outbreak has led to a slowdown in the Chinese economy in recent years. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

Substantially all of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiary and the VIEs are subject to laws, rules and regulations applicable to foreign investments in China. The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our businesses in China.

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

The value of the Renminbi and H.K. dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar. The conversion of the RMB into foreign currencies, including the U.S. dollar and the Euro, is based on rates set by the PBOC. Over the past few months, the RMB exchange rate against U.S.dollar has depreciated sharply. It is difficult to predict how long such depreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again.

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

PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our financing activities to make loans to our PRC subsidiary and the VIEs, or to make additional capital contributions to our PRC subsidiary.

In utilizing the proceeds of our financing activities, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary, Hywin Consulting, which is treated as an FIE under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, and registration with other governmental authorities in China.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the VIEs and their subsidiaries. Meanwhile, we are not likely to finance the activities of the VIEs and their subsidiaries by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the VIEs and their subsidiaries.

In light of the various requirements imposed by of PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or the VIEs and their subsidiaries or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our financing activities and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

Some of our shareholders that we are aware of are subject to SAFE regulations, and all of these shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you may be materially and adversely affected.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options are subject to these regulations. In addition, pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before exercising their rights. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Stock Incentive Plans.”

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10.0 billion and at least two of these operators each had a turnover of more than RMB400.0 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2.0 billion, and at least two of these operators each had a turnover of more than RMB400.0 million within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the National Development and Reform Commission (“NDRC”) and the MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the wealth management or asset management business requires security review.

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

Historically, before we established our offshore holding structure, our PRC operating entity, Hywin Wealth Management established Haiyin Wealth Management (Hong Kong) Limited in Hong Kong, which thereafter acquired our HK licensed companies, Hywin International Insurance Broker Limited and Hywin Asset Management (Hong Kong) Limited. Under the applicable PRC laws and regulations, PRC entities need to obtain approvals from or file with the NDRC and the MOFCOM, or their local branches before conducting any overseas investments, and are also required to apply for additional approvals or file or make certain amendments if any change occurs to such overseas investments. Hywin Wealth Management has filed with the relevant branch of the MOFCOM and the NDRC for investing in Haiyin Wealth Management (Hong Kong) Limited, but failed to update such filing for Haiyin Wealth Management (Hong Kong) Limited’s further investments in Hywin International Insurance Broker Limited and Hywin Asset Management (Hong Kong) Limited. As of the date of this annual report, we have not received any rectification requirements or penalties from the NDRC or the MOFCOM. However, we cannot assure you that these rectifications will fully satisfy the relevant regulatory authorities’ requirements or we will not be subject to investigation or scrutiny from regulators even though we had not yet received any negative opinion or penalty for our historical overseas investments so far. If the NDRC or the MOFCOM imposes any penalties on us or requires us to make any further rectifications, our business and results of operations may be materially and adversely affected.

According to the relevant regulations made by SAFE, any domestic organization or individual that seeks to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas shall make the appropriate registrations in accordance with State Council foreign exchange administrative department provisions.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

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

We lease substantially all of the premises used in our operations from third parties. We require the landlords’ cooperation to effectively manage the condition of such premises, buildings and facilities. In the event that the condition of the office premises, buildings and facilities deteriorates, or if any or all of our landlords fail to properly maintain and renovate such premises, buildings or facilities in a timely manner or at all, the operation of our offices may be materially and adversely affected.

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

In October 2010, the SCNPC promulgated the PRC Social Insurance Law, which was amended on December 29, 2018, and came into effect on the same day. In April 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2019 and came into effect on the same day. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees various social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. Recently, the PRC government enhanced its measures relating to social insurance collection, which lead to stricter enforcement. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders which may further subject us to administrative fines. As the interpretation and implementation of labor related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. We have been routinely contributing to our employee’s social insurance and housing provident funds and have outsourced the funds’ administrative functions to third party agents. However, we have not fully paid the social insurance payment and housing provident funds for all of our employees as required by applicable PRC regulations. In addition, we also distribute some of the bonus for our employees through our offshore holding companies. We cannot guarantee that the amount of social insurance contributions we would be required to pay will not increase, nor that we would not be required to pay any shortfalls or be subject to any penalties or fines, any of which may have a material and adverse effect on our business and results of operations.

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

If the PCAOB is unable to adequately inspect our auditors as required under the HFCAA, the SEC will prohibit the trading of our ADSs. A trading prohibition may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditors deprives our investors of the benefits of such inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and the high risks of fraud in emerging markets. On May 20, 2020, the U.S. Senate passed S. 945, the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our securities could be adversely affected, and we could be delisted if it is unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

On June 4, 2020, former U.S. President Donald J. Trump issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, including China, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, the PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If we fail to meet the new listing standards before the deadline specified thereunder, we could face possible delisting from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, securities of our trading in the United States.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. The bill, if enacted, would shorten the consecutive non-inspection period under the HFCAA from three to two consecutive years. As a result, the time period before our ADSs may be prohibited from trading or delisted will be reduced. On December 2, 2021, the SEC adopted final amendments implementing congressionally mandated submission and disclosure requirements of the HFCAA. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong.

Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included in this annual report on Form 20-F, headquartered in Manhattan, New York, was not included in the list of PCAOB identified firms in the PCAOB December release and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. Recent developments with respect to audits of China-based companies create uncertainty about the ability of Marcum Asia CPAs LLP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities, as Marcum Asia CPAs LLP’s audit working papers related to us are located in China. We can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCAA.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (“Protocol”) with the CSRC and the Ministry of Finance of China, governing inspections and investigations of audit firms based in Mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and the unfettered ability to transfer information to the SEC. According to the PCAOB, its December 2021 determinations remain in effect. There is possibility that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it is still unable to inspect or investigate completely registered public accounting firms in Mainland China and Hong Kong.

Our ADSs may be delisted under the HFCAA if the PCAOB decides that it is unable to adequately inspect our auditors for three consecutive years. The delisting of our ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

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

It is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Pursuant to the PRC Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016 and came into force on June 1, 2017, and the Cybersecurity Review Measures, which was promulgated on December 28, 2021 by CAC and several other regulatory authorities in China and came into effect on February 15, (i) CIIOs who purchase network products and services and internet platform operators who conduct data processing activities shall be subject to the cybersecurity review requirement if their relevant activities affect or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. As of the date hereof, we have not received any notice from such authorities identifying us as a critical information infrastructure operator or requiring us to going through cybersecurity review by the CAC.

There are uncertainties as to how the Cybersecurity Review Measures will be interpreted or implemented and whether we will be subject to cybersecurity review by the CAC. It is also uncertain whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Draft Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2022 Revision) of the Cayman Islands (“Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, which may include claims arising under the federal securities laws, although the arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.”

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

In general, a non-U.S. corporation will be PFIC for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation if it owns, directly or indirectly, at least 25% (by value) of such other corporation’s stock. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Based on the current composition of our income and assets and the value of our assets, including goodwill, which is based on the expected market price of our ordinary shares and the ADSs, we do not expect to be a PFIC for our current taxable year. However, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because the treatment of our contractual arrangements with the VIEs is not entirely clear, because we hold and will continue to hold a substantial amount of cash, and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares and the ADSs, which could be volatile), there can be no assurance that we will not be a PFIC for our current or any future taxable year.

Prospective U.S. investors should be aware that if in any taxable year the market price of our ordinary shares and the ADSs significantly decreases while we hold a substantial amount of cash and cash equivalents, there is a risk that we could become a PFIC.

If we were a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.         Information on the Company

A.History and Development of the Company

We commenced operations in November 2006 through Hywin Wealth Management Co., Ltd., or Hywin Wealth Management, in the PRC. Since then, we have established a number of subsidiaries in the PRC and Hong Kong to offer wealth management, asset management and insurance brokerage services. The controlling shareholders of Hywin Wealth Management are Hywin Financial Holding Group Co., Ltd. (“Hywin Financial Holding”) (holding 85%) and Ms. WANG Dian (holding 15%).

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

We signed a strategic cooperation agreement with VP Bank, to provide Hywin’s clients with global wealth management solutions, including investment management, global custody, and advisory services. As part of the agreement, VP Bank acquired a stake in Hywin to forge a long-term alignment in strategic interests.

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

2022

We launched “Wealth+Health Dual Proposition” strategy and acquired Grand Doctor, Life Infinity, and Sincerity and Compassion, integrated health management service providers in China, to provide health management services for our HNWI clients.

We won the “Best Wealth Manager of Greater China” and Ms. WANG Dian won the “Best CEO in Greater China Wealth Management” in the WealthBriefingAsia Greater China Awards 2022.

We received the Wealth & Society Corporate Commitment Certificate 2021 from the Asian Banker’s Global Wealth and Society Corporate Social Responsibility Governance Audit and Certification Programme.

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

B.Business Overview

We are a leading independent wealth management service provider in China serving high-net-worth clients. The Company’s primary services are wealth management, asset management, insurance brokerage, other financial services, and health management services. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platforms serve clients across generations.

Our Services

We provide wealth management services, asset management services, health management services, insurance brokerage services, and other financial services to our clients. These capabilities enable us to offer a customized, value-adding, and integrated proposition to our HNWI clients.

In particular,

●	Under wealth management services, we select and distribute a broad range of investment products to our clients;
●	Under asset management services, we manage and distribute inhouse funds to our clients, and also provide discretionary and advisory mandate services to our clients;
●	Under health management services, we provide medical examination, chronic disease management, immune system enhancement, and anti-aging solutions to our clients;
●	Under insurance brokerage services, we arrange insurance and protection solutions for our clients.
●	Under other financial services, we provide technology services and family office services (including trust and value-added service) to our clients.

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

Wealth Management Services

For the three years ended June 30, 2022, we distributed thousands of products from a large number of product providers, which could be categorized into Private Market Investment Products, Public Market Investment Products and other financial products. The following table sets forth the transaction value and revenues by product type that we distributed for the years indicated.

	For the year ended June 30,
	2020				2021				2022
	Transaction				Transaction				Transaction
	value		Revenue		value		Revenue		value		Revenue
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Private Market Investment Products	52,774	7,455	1,172	166	73,031	11,032	1,705	258	75,886	11,753	1,815	281
Public Market Investment Products	15,457	2,183	11	1	5,549	838	16	2	3,762	583	14	2
Other Financial Products (1)	264	37	91	13	201	31	75	11	126	19	71	11
Total	68,495	9,675	1,274	180	78,781	11,901	1,796	271	79,774	12,355	1,900	294

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

	For the year ended June 30,
	2020				2021				2022
	Transaction
	Value		Revenue		Transaction value		Revenue		Transaction value		Revenue
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Long-term asset-backed products	34,194	4,830	1,052	149	45,857	6,927	1,427	216	32,015	4,958	1,010	156
Short-term asset-backed products	17,744	2,507	64	9	24,606	3,717	238	36	38,673	5,990	655	102
Venture capital funds and private equity funds	728	103	53	8	829	125	24	4	1,795	278	87	13
Hedge funds	108	15	3	0	1,739	263	16	2	3,403	527	63	10
Total	52,774	7,455	1,172	166	73,031	11,032	1,705	258	75,886	11,753	1,815	281

The following is a summary description of Private Market Investment Products we distribute:

●	Long-term asset-backed products. Historically, a substantial majority of our revenues from wealth management services were commissions derived from distribution of long-term asset-backed products, which typically offer fixed income-style expected returns. The asset in question may include real estate-related assets, which can primarily take the forms of (i) real estate securitization products whereby accounts receivable of real estate companies are pooled and sold as asset-backed securities and (ii) equity investments in real estate projects or private project companies that are incorporated for the sole purpose of real estate development. These products generally have a term ranging from 6 to 36 months.

●	Short-term asset-backed products. We also distribute short-term asset-backed products, such as supply chain financing products and cash management products. These products generally have a term of less than six months.
●	Venture capital funds and private equity funds. The underlying investments of these products include (i) venture capital funds and private equity funds managed by leading domestic or international asset management companies, and (ii) indirect investments in such funds via participation in asset management plans issued by mutual fund management companies or securities companies, including, among others, funds of funds. We offer clients investment opportunities in funds managed by leading players in the industry, including Hony Capital, CICC and CDH Investments in private equity, China Renaissance and Fortune in venture capital, as well as international houses like Hillhouse and GGV. Our venture capital funds and private equity funds generally have a term ranging from four to ten years.
●	Hedge funds. We source products from well-recognized hedge funds managers, including, among others, High-flyer Quant, Qilin Investment, Yanfu Investments LLC, and OHIM. Such products mainly invest into liquid securities and instruments such as stocks, bonds, futures, equity derivatives, with a diverse range of strategies including equities long only, equities long short, event driven, quant driven, which provide our clients with a wide range of strategies and themes. Such hedge funds generally have a fixed term of five years or 10 years with a lock-up period ranging from six months to one year.

We receive distribution commissions for all wealth management products distributed by us based on the transaction value of our clients’ purchases. We collect distribution commissions from fund managers typically calculated as 0.3% to 2.7% of the total capital balance raised from our clients at the time of the establishment of a financial product, with the vast majority of our Private Market Investment Products generating distribution commissions ranging from 2.3% to 2.7%. In addition, we are entitled to performance-based fees subject to a cap rate in certain hedge funds, venture capital funds and private equity funds. The performance-based fee rate of such products we distributed range from 5% to 50%.

Public Market Investment Products

Public Market Investment Products in the PRC generally do not have any investor qualification requirements. For the years ended June 30, 2020, 2021 and 2022, we distributed approximately 1,064, 1,565 and 1,145 Public Market Investment Products, respectively, with an aggregate transaction value of RMB15.5 billion, RMB5.5 billion and RMB3.8 billion (US$0.6 billion), respectively. All of the Public Market Investment Products we distribute are issued by external product providers. Our commission rates generally range from 0.03% to 0.6% per annum.

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

Other Financial Products

Our other financial products refer to the insurance products in connection with the insurance brokerage services offered through our Hong Kong subsidiaries since April 2017. The insurance products we currently offer include (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). Our insurance products are underwritten by reputable international insurance companies including Manulife and AXA. For the year ended June 30, 2020, 2021 and 2022, the insurance products we sold amounted to RMB263.8 million, RMB201.9 million and RMB125.8 million (US$19.5 million), respectively. The decrease in the sale of overseas insurance products was primarily due to the escalated travel restrictions and quarantine requirements in light of the COVID-19 outbreak. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.” We generate revenue from brokerage commission paid by insurance companies.

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

We also entitled to provide asset management services within the PRC and intend to expand the asset management operations in the PRC.

Our total assets under management (“AUM”) were RMB4.5 billion as of June 30, 2022. Revenue generated from our asset management services increased from RMB14.9 million for the year ended June 30, 2021 to RMB19.5 million for the year ended June 30, 2022.

Health Management Services

Starting with the acquisition of Grand Doctor in January 2022, we acquired several providers of integrated medical services and health management solutions in the PRC for the purpose of entering into the high-end health management business. We believe that integrating health management into our client servicing matrix will create substantial synergies with our wealth management business. Subsequently in August and September 2022, we acquired Life Infinity and Sincerity and Compassion, respectively, both integrated health management service provider in China, to further expand into the health management industry. Through these entities, we provide comprehensive and high-quality one-stop healthcare solutions to our HNWI clients.

Grand Doctor and Sincerity and Compassion

Grand Doctor and Sincerity and Compassion specialize in (i) medical examination, (ii) customized disease screening and chronic disease management, (iii) immune system enhancement, (iv) anti-aging solutions, and (v) aesthetic medicine. The following is a summary description of the health management services we provide through Grand Doctor and Sincerity and Compassion:

●	Medical examinations. Our medical examinations generally cover the following basic examination items: blood tests, ophthalmic examination, ENT examination, dental examination, electrocardiogram, ultrasound and X-ray examination, and gynecologic examination.
●	Customized disease screening and chronic disease management. Our customized disease screening and chronic disease management focus on cancer screening, cardiovascular disease screening, certain chronic disease screening and management, and functional medicine testing.

●	Immune system enhancement. Our immune system enhancement services include the evaluation of the immune system and the creation of personalized plans regarding the enhancement of the immune system.
●	Anti-aging solutions. Our anti-aging solutions involve the application of hormone therapy and cell therapy.
●	Aesthetic medicine. Our aesthetic medicine services consist of plastic surgery, lipomodelling, body contouring, hair transplantation, photoelectric skincare, and postpartum care.

Life Infinity

Life Infinity operates clinics across Beijing, Shanghai, Chongqing, Chengdu and other major cities in China, as well as online medical platforms and the “Life Infinity Plus” marketplace for health management products. Through Life Infinity, we provide our clients with professional consultation, which include interpretation and guidance on test results, identification of abnormal findings and provision of targeted in-depth test programs. Through our online medical platforms, we provide cost-effective and convenient health and medical services such as online consultation and electronic prescription, with a focus on common and chronic disease. If needed, we also provide medical referral services for additional diagnosis and treatment and outpatient services such as rehabilitation, acupuncture, Chinese medicine, internal medicine, obstetrics, ophthalmology, pediatrics, urology and minor surgery.

Other Services

Overseas Property Investment

We have been providing overseas property investment services since June 2019. The overseas property investments we currently offer are mainly for residential properties. We provide client referrals to overseas property developers and charge property developers a one-time commission as referral service fee upon completion of the first installment and signing of the property purchase agreements. For the years ended June 30, 2020 and 2021, the commission rates we charged overseas property developers ranged from 2% to 8% of the purchase value of the property. We did not recognize overseas property investment income for the year ended June 30, 2022.

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

Our Client Base

We believe we have a growing and loyal client base. As of June 30, 2020, 2021 and 2022, we had 113,146, 127,317 and 141,058 clients that historically conducted at least one transaction with us, respectively. We had approximately 36,397, 38,033 and 43,764 active clients for the years ended June 30, 2020, 2021 and 2022, respectively. “Active client” is defined as clients who purchased products distributed by us during any given period or clients who maintained as holders of our products within the given period.

Our repeat transaction rate, which refer to the value of new transactions made by our active clients in an indicated period divided by the value of their previously purchased products that reached maturity in the same period, remained at a high level of 78.5%, 76.7% and 80.8% for the year ended June 30, 2020, 2021 and 2022, respectively.

Our Relationship Managers and Client Services

Relationship Managers

We have a highly selective distribution team of approximately 1,696 relationship managers as of June 30, 2022. A majority of our relationship managers have more than five years of working experience in relevant industries and possess professional certifications such as CFP, CFA and qualifications required for funds, insurance and securities businesses in China. Most of our relationship managers had served VIP clients at commercial banks before joining us, and came to us with a portable client base.

Our relationship manager team has also been highly productive. The productivity of our relationship manager team, as measured by transaction value per relationship manager, were RMB45.1 million, RMB52.4 million and RMB49.4 million (US$7.7 million) for the year ended June 30, 2020, 2021 and 2022, respectively. Our relationship manager team remains stable, in comparison to our competitors. The turnover rate of our elite segment of relationship managers, which means those who contributed 60% of our total net revenue in 2020, 2021 and 2022, was between 1% and 6% in those three years.

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

For the year ended June 30, 2022, we had 43,764 active clients, representing an increase of 15.1% of active clients from the year ended June 30, 2021.

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

Sales and Marketing

We believe that building out an extensive distribution network is essential to client coverage, revenue generation, and branding clout. Headquartered in Shanghai, one of the most economically developed cities in China, we had 178 wealth service centers located in 88 cities in 25 provinces and municipalities across China as of June 30, 2022. Our distribution network covers the most economically vibrant regions where HNWIs are concentrated, including the Yangtze River Delta, the Guangdong-Hong Kong-Macao Greater Bay Area, the Bohai Economic Rim, and Central and Western China, which are the major wealth clusters in China.

The following map shows our distribution network by wealth service center locations as of June 30, 2022.

To attract new clients and strengthen our relationship with existing clients, we organize regular sales and marketing activities. In the three years ended June 30, 2022, we held 5,363 marketing events and gatherings attended by 120,306 clients and prospects. We also organize high-profile industry conferences where we invite industry experts, leading scholars and KOLs to share their views on macroeconomics, market trends, governmental policy changes, and asset allocation strategy with our clients. We also collaborate with local chambers of commerce, luxury and fashion brands, and alumni association of universities in promotional activities that enable us to expose our brand and proposition to clusters of high-quality prospects.

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

We have implemented a “3-2-1” technology infrastructure to power and govern our digital eco-system:

●	3 “fully digitized portals” to empower and enhance client interfaces, relationship managers, and products management.
●	2 “middle-office engines”, namely operations middle office and data middle office, to accelerate our digital transformation.
●	1 “infrastructure platform”, which underpins our full universe of functionalities with cutting-edge deep learning framework and hybrid cloud.

We have introduced a series of technological innovation initiatives to enhance our level of digitalization and intelligence.

●	Online customer services. We continue to improve online service capabilities and realize end-to-end automation of business processes through the application of technologies, such as face recognition, optical character recognition and electronic contract signing. These measures have significantly increased the active monthly users of our Hywin App.
●	Empowerment of relationship managers. In May 2021, we released our X-Link Big Data engine. The engine combines artificial intelligence and big data to help our relationship managers on multiple fronts, including data analytics of client behaviors, predictive sales, client servicing cycles, early warning on client attrition, and more.
●	Smart solutions. Capitalizing on artificial intelligence, machine learning, predictive analysis and other frontier technologies, we provide quality and targeted portfolios and recommendations on investing.
●	Enhancing operating efficiency. We provide digital tools to track and improve operations and increase transparency throughout the business value chain.

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

Environment, Social and Corporate Governance

We take environment, social and corporate governance (“ESG”) matters seriously. We have been increasingly committed to a broad range of responsible investment initiatives that help drive sustainable profitability growth for our investors and clients, manage risks, provide support for employees, and positively influence the societies and communities we operate in.

In April 2022, we joined the United Nations-supported Principles for Responsible Investment as a demonstration of our ongoing commitment to ESG and to further align our values with the long-term interests of our investors, clients and the community. We are in the process of embracing responsible investment criteria and integrating ESG issues into every aspect of our advisory and investment processes. In particular, we have (i) established a corporate governance regime including business codes of conduct and policies for information and data security; (ii) launched an enhanced ESG due diligence process and strategies; (iii) trained our employees on ESG best practices; and (iv) strengthened our ESG capabilities by appointing dedicated leadership to drive the ESG efforts.

We have launched a series of charitable programs in order to maintain the highest standards of corporate social responsibility. Our Hywin Library project has built 26 libraries nationwide, providing a room to read for under-privileged students. Our Dolphin Scholarship Program, another philanthropic initiative, has empowered more than 380 children in Sichuan Province with financial support. Our Paradise Park project has extended financial and educational assistance to more than 6,000 children whose parents are migrant workers in Guizhou province.

Regulations

We conduct our wealth management, asset management, and health management businesses in China, and asset management and insurance brokerage businesses in Hong Kong.

In China, we are subject to relevant regulations by the CSRC, the AMAC, the CBIRC, the MOFCOM and other regulators. In Hong Kong, we are subject to relevant regulations by the Hong Kong Securities and Futures Commission and the Insurance Authority of Hong Kong. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Mainland China and Hong Kong

Regulations on Asset Management Products

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

In December 2020, CSRC released Several Provisions on Strengthening the Regulation of Privately Offered Investment Funds, effected on the same day, which further clarified the prohibited behaviors of private fund practitioners and personnel in the course of privately raised funds, including: (i) raising funds from entities or individuals other than the qualified investors specified in the Privately Offering Measures, or providing investors with convenience to meet the requirements of qualified investors such as piecing together by several persons, borrowing or lending money.; (ii) publicizing or promoting the privately offered fund to non-specific objects through public media such as newspapers, radio stations, television and the Internet, lectures, seminars and analysis meetings, and in such forms as bulletins, leaflets, text messages, instant messaging tools, blogs and emails, except where the privately offered fund is publicized or promoted to qualified investors through such Internet media as official websites and client terminals on which the procedures for determination of specific objects is set up; (iii) directly or indirectly making commitments to investors on guaranteed principal and guaranteed returns orally or in writing, or through text messages, instant messaging tools or other measures, including no loss to the investment principal, a fixed proportion of losses, or commitments on minimum returns; (iv) exaggerating or unilaterally publicizing the privately offered fund, including the use of statements such as “safe”, “zero risk”, “guaranteed returns”, “high returns” and “no worrying about the principal” that may cause investors to be unable to have an accurate understanding of the risks of the privately offered fund, or publicizing the privately offered fund to investors in similar statements such as expected rate of return, target rate of return and benchmark rate of return; (v) the inconsistent investment direction of the privately offered fund publicized to investors with that as agreed in the privately offered fund contract; (vi) having any false record, misleading statement or material omission in its promotional materials, including failure to disclose the privately offered fund’s transaction structure, main rights and obligations of all parties, distribution of returns, arrangement of fees, affiliated transactions, and the capital contributors and actual controllers for entrusting a third party and the administrator of the privately offered fund in an authentic, accurate and complete manner; (vii) primarily carrying out misleading publicity or promotion in the name of registration and filing, custody under a financial institution, or capital contribution by the government.; (viii) entrusting an entity or individual without fund sales business qualification to engage in fund-raising activities; (ix) establishing or establishing in a disguised form a branch for the purpose of engaging in fund-raising activities; and (x) committing any other acts prohibited by laws, administrative regulations and the CSRC. Furthermore, the capital contributors, actual controllers and related parties of a privately offered fund administrator shall not engage in the publicity and promotion of the privately offered fund, nor shall they engage in the activities listed in the preceding paragraph directly or in a disguised form. After the completion of private fund raising, the private fund administrator shall go through the record-filing formalities with the AMAC as required. No private fund administrator may manage any private fund that has not been filed for record.

Regulations on the Sale of Mutual Funds

On December 28, 2012, the SCNPC promulgated the Law on Securities Investment Funds, or the New SIF Law, which became effective on June 1, 2013 and replaced the Securities Investment Funds Law effective since June 1, 2004. The New SIF Law not only imposes detailed regulations on mutual funds but also includes new rules on the fund services agencies for the first time. Agencies that engage in sales and other fund services related to mutual funds are required to register or file with the securities regulatory authority.

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

In addition, on April 27, 2018, the PBOC, the CBIRC, the CSRC and the SAFE promulgated Guidance Opinions on Regulating Asset Management Business of Financial Institutions, or Asset Management Guideline which regulates the assets management business of financial institutions and sets a transition period in accordance with the principle of “non-retroactivity” to ensure a smooth transition from the date of the promulgation of such Asset Management Guidance to the end of 2020. On July 31, 2020, the PBOC issued an announcement to extend such transition period to the end of 2021.

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

On August 28,2020, the CSRC issued the Supervision Measures on Publicly Raised Securities Investment Funds Sales Agencies, or the Sales Agency Measure, effective from October 1, 2020, and its implementation rules, pursuant to which, the Fund Sales Measures was abolished and among others, marketing and promoting funds, opening fund transaction accounts for investors, handling the offering, subscription and redemption of fund units as well as providing inquiry about the information on fund transaction accounts, with securities investments are deemed to be fund selling activities, thus requiring a “securities and future operation license”. Furthermore, according to the Implementation Rules of the Sales Agency Measure, the fund manager and the fund sales agency may agree in the fund sales agreement that a certain proportion of client maintenance fees shall be withdrawn based on the amount of funds sold by the fund sales agency to be used to pay related expenses incurred in fund sales and client service activities to the fund sales agency. For the holding amount formed by selling to individual investors, the agreed ratio of client maintenance fee to the fund management fee shall not exceed 50%; For the holdings formed by sales to non-individual investors, the agreed ratio of client maintenance fees to the fund management fee shall not exceed 30%.

Hywin Fund Distribution Co., Ltd., has obtained a license from the CSRC for mutual fund sales. Hywin Fund Distribution Co., Ltd. is required to comply with the Sale Agency Measures and other applicable laws and regulations and adjust its business operations to meet with the relevant requirements.

Regulations on Exchange-Administered Funds

The distribution of exchange-administered funds is currently regulated by the Decision Regarding Straightening out and Rectifying Various Types of Trading Venues to Effectively Prevent Financial Risks (“Document 38”) and the Implementation Opinions on Straightening out and Rectifying Various Types of Trading Venues (“Document 37”), promulgated by the General Office of the State Council on November 11, 2011 and July 12, 2012, respectively. Both Document 38 and Document 37 stipulate that exchanges that are subject to the approval of the State Council or its administration department of finance for establishment, shall be regulated by the administration department of finance of the State Council; all other exchanges shall be regulated by the local People’s Government at the provincial level, which in practice, are the offices of finance at municipal and provincial levels. Document 38 and Document 37 emphasize on the prohibitive activities relating to the issuance and distribution of exchange-administered funds, for example, that the number of investors of exchange-administered funds shall not exceed 200 accumulatively. Recently, local financial assets exchanges are facing more stringent administration from governmental authorities.

Regulations on Health Management Services

General Policies

According to the Guiding Opinions on Vigorously Advancing the “Internet Plus” Action (“Opinions”) issued by the State Council on July 1, 2015, Internet enterprises are encouraged to cooperate with medical institutions in establishing online medical information platforms, strengthening the integration of regional health care service resources, and making full use of the Internet, Big Data and other means to improve the capability to prevent and control major diseases and unexpected public health incidents.

Pursuant to the Opinions on Promoting the Development of “Internet Plus Health Care” issued by the General Office of the State Council on April 25, 2018, which encourage medical institutions to apply the Internet and other information technologies to expand the space and content of medical services, and develop an online-offline integrated medical service model covering stages before, during and after diagnosis, the development of Internet hospitals through medical institutions is permitted. Medical institutions may use Internet hospital as their second name and, based on physical hospitals, use Internet technology to provide safe and appropriate medical services, allowing online subsequent visits for some common diseases and chronic diseases. After reviewing the medical records and profiles of patients, doctors are allowed to provide online prescriptions for some common diseases and chronic diseases.

The 13th Five-year Plan for Health and Wellness (“Plan”), which was promulgated by the State Council on December 27, 2016, proposed to strengthen the informatization of the population health and fully implement “Internet Plus” medical and healthcare people-benefiting service. On July 17, 2018, the National Health Commission (“NHC”) and the National Administration of Traditional Chinese Medicine jointly promulgated three documents, including the Measures for the Administration of Internet Diagnosis and Treatment (Trial), the Measures for the Administration of Internet Hospitals (Trial) and the Specifications for the Administration of Remote Medical Services (Trial). Pursuant to the Measures for the Administration of Internet Hospitals (Trial), “Internet hospitals” include: (i) Internet hospitals as the second name of physical medical institutions, and (ii) Internet hospitals that are independently established with the support of physical medical institutions.

Internet Hospitals

According to the Measures for the Administration of Internet Hospitals (Trial), the state implements access management for Internet hospitals pursuant to the Administrative Regulations on Medical Institutions and the Implementation Measures of the Administrative Regulations on Medical Institutions. Before implementing access for Internet hospitals, provincial health administrative departments shall establish provincial Internet medical service supervision platforms to connect with information platforms of Internet hospitals to achieve real-time supervision. Establishment of Internet hospitals are governed by the administrative approval process as stipulated in the Measures for the Administration of Internet Hospitals (Trial). According to the Measures for the Administration of Internet Hospitals (Trial), applicants applying for the establishment of Internet hospitals are required to submit an application to the practice registration authority of its supported physical medical institution, and submit the application form, the feasibility research report on the establishment, the address of the supported physical medical institution, and the agreement jointly signed by the applicant and the supported physical medical institution in relation to establishing an Internet hospital through cooperation.

In terms of practicing rules on Internet hospitals, the Measures for the Administration of Internet Hospitals (Trial) provides that where a third-party institution jointly establishes an Internet hospital with the support of its physical medical institution, it shall provide the physical medical institution with professional services such as physicians and pharmacists, and information technology support services, and clarify the responsibilities and rights of all parties in respect of medical services, information security, and privacy protection through agreements and contracts. In terms of supervision and management of Internet hospitals, the Measures for the Administration of Internet Hospitals (Trial) clarifies that provincial health administrative departments and the registration authorities for Internet hospitals jointly implement supervision on Internet hospitals through the provincial Internet medical service supervision platform, focusing on the supervision of Internet hospitals’ personnel, prescriptions, diagnosis and treatment behaviors, patients’ privacy protection and information security. Administrative Regulations on Medical Institutions and Implementation Measures of the Administrative Regulations on Medical Institutions set out the regulatory framework for the management and operation of the medical institutions, and the operation of Internet hospitals. Additionally, the Basic Standards for Internet Hospitals (Trial) as attached to the Measures for the Administration of Internet Hospitals (Trial) sets forth specific requirements for diagnosis and treatment items, departments, personnel, buildings and device and equipment, and rules and regulations of Internet hospitals. Our Company has obtained the Practicing License for Medical Institution to conduct hospital services.

Medical Institutions

According to the Administrative Regulations on Medical Institutions (Revised in 2016) (“Regulations”), promulgated by the State Council, effective on September 1, 1994, revised on February 6, 2016 and partially amended on March 29, 2022, medical institutions include hospitals, health centers, sanatoriums, out-patient departments, clinics, health clinics, health posts (rooms) and first aid stations. The health administrative departments of the local people’s governments at or above the county level shall be responsible for the supervision and administration of the medical institutions within their respective administrative regions. The establishment of medical institutions by entities or individuals, in accordance with the provisions of the State Council which should be set up with written approval, shall be subject to the examination and approval of the health administrative department of the local people’s governments at or above the county level, and obtain approval to set up medical institution. Furthermore, according to the Regulations, medical institutions are required to complete registration and obtain Practicing License for Medical Institution in order to provide medical services.

Patient Diagnosis Service

According to the Measures for the Administration of Internet Diagnosis and Treatment (Trial), Internet diagnosis and treatment activities shall be provided by medical institutions that have obtained a “Practicing License for Medical Institution”, and Internet-based diagnosis services provided by a medical institution shall be consistent with its diagnosis subjects. Physicians and nurses carrying out Internet diagnosis and treatment activities should be listed in the national electronic registration system of physicians and nurses. A medical institution is required to conduct electronic real-name verification for its medical staff members carrying out Internet diagnosis and treatment activities.

According to the Measures for the Administration of Internet Hospitals (Trial), Internet hospitals must inform the patients of the risks and obtain their consents. When a patient receives medical treatment in a physical medical institution and the physician receiving such patient invites other physicians to hold group consultation of physicians through the Internet hospital, the physicians attending the group consultation may issue diagnosis opinions and a prescription; and when a patient does not receive medical treatment in a physical medical institution, a physician may only provide subsequent visits for a patient of some common diseases and chronic diseases through the Internet hospital. Internet hospitals may provide contract signing service for family doctors. When a patient’s condition changes or there are other circumstances under which online diagnosis and treatment services are inappropriate, the physician shall direct the patient to receive medical treatment in a physical medical institution. Internet diagnosis and treatment activities shall not be carried out for any patient receiving initial diagnosis.

Medical Practitioners

On August 20, 2021, the SCNPC issued the Law on Medical Practitioners of the People’s Republic of China (“Medical Practitioners Law”) which came into effect on March 1, 2022. According to the Medical Practitioners Law, when taking medical, preventive or healthcare measures and when signing relevant medical certificates, medical practitioners are required conduct diagnosis and investigation personally and fill out medical files without delay. No medical practitioners may conceal, forge or destroy any medical files or relevant data.

On November 5, 2014, the National Health and Family Planning Commission of PRC (“NHFPC”, currently known as the National Health Commission of the PRC), the NDRC, the Ministry of Human Resources and Social Security, the State Administration of Traditional Chinese Medicine, and the China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission), jointly issued the Several Opinions on Promoting and Standardizing Multi-Place Practice of Physicians, which was put forward to simplify the registration procedure of the multiple place practice and proposes the feasibility of exploring the “record management”. According to Administrative Measures for the Registration of Medical Practitioners, promulgated by the NHFPC on February 28, 2017, effective on April 1, 2017, medical practitioners are required to obtain the Practice Certificate for Medical Practitioners to practice upon registration. Person who fails to obtain the Practice Certificate for Medical Practitioners shall not engage in medical treatment, disease prevention and healthcare activities. If a medical practitioner practices in an additional institution not at the registered place of practice, he or she shall apply for registering such additional institutions to the administrative health and family planning authority approving the practice of such institution.

The Administrative Measures for Aesthetic Medical Services, which was promulgated by the Ministry of Health on January 22, 2002, came into effect on May 1, 2002, and amended on February 13, 2009 and January 19, 2016, requires medical practitioners of aesthetic medical services to obtain the qualification license of aesthetic medical chief doctor or provide aesthetic medical clinical services under supervision of licensed chief doctors. An aesthetic medical chief doctor is required to have, among others, (i) a doctor’s qualification and registration with relevant authority, (ii) working experience with relevant clinical specialties, and (iii) aesthetic medical training or an advanced education certificate or no less than one year of clinical working experience in the aesthetic medical services. Personnel providing aesthetic medical nursing services must also meet relevant requirements including but not limited to (i) nurse qualifications and registrations with relevant authorities, (ii) no less than two years of nursing working experience, and (iii) aesthetic medical nursing training or advanced education certificates or not less than six months of clinical nursing working experience in the aesthetic medical services. The chief doctor responsible for aesthetic surgeries must also have at least six years of clinical working experience in the aesthetic surgery departments or plastic surgery departments. The chief doctor responsible for aesthetic dentistry treatment must also have at least five years of clinical working experience in aesthetic dentistry departments or stomatology departments. The chief doctor responsible for aesthetic traditional Chinese medicine treatment or aesthetic dermatological treatment must also have at least three years of clinical working experience in traditional Chinese medicine or dermatology.

Prescription Management

For the purpose of regulating the administration of prescriptions, the Measures for the Administration of Prescriptions (“Measures”) was released by the NHFPC on February 14, 2007 and effective from May 1, 2007. Under the Measures, a certified medical practitioner shall obtain the corresponding prescription right at the registered practice place and the certified medical practitioner shall issue prescriptions according to the requirements of medical treatment, disease prevention, healthcare activities, and subject to the treatment standards and drug instructions. Under any of the following circumstances, the health administrative department at or above the county level shall request the medical institutions to make corrections within a grace period, and may impose a fine no more than RMB5,000; and under serious circumstances, Practicing License for Medical Institution shall be revoked: (i) prescribing drugs by a pharmacist who has not obtained the right to prescribe or whose prescription right has been canceled; (ii) prescribing narcotic drugs and the psychotropic drugs of category I by pharmacists who have not obtained the prescription right for such narcotic drugs and psychotropic drugs; (iii) employing persons who have not obtained the qualifications for the professional and technical positions of pharmaceutical science to conduct the prescription adjustment. If medical practitioners issue prescriptions without obtaining prescription rights at a medical institution not registered in their licenses, during their practicing activities, they will be issued a warning or be ordered to suspend their practicing activities for a period of not less than six months but not more than one year and under serious circumstances, their Practice Certificates for Medical Practitioners will be revoked.

Regulations Relating to Pharmaceutical Operation

In September 1984, the SCNPC promulgated the Drug Administration Law of the PRC, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operations, including pharmaceutical whole sale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. When the trading of drugs is conducted without a Pharmaceutical Operation License, the illegal income through selling drugs shall be confiscated and the local Food and Drug Administration (“FDA”, now known as the Medical Products Administration (“MPA”)) shall impose a fine ranging from 15 to 30 times of the value of the illegally sold drugs (including sold or unsold drugs). The Implementation Rules for the Drug Administration Law of the PRC, was promulgated by the State Council in August 2002 and amended in 2016 and 2019, which emphasized the detailed implementation rules of drugs administration. The China Food and Drug Administration (“CFDA”, now known as the National Medical Products Administration, or the “NMPA”) promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004, as amended in 2017, which stipulates the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed through application six months prior to its expiration date.

According to the Measures on Prescription Drugs and OTC Drugs Classification Management (Trial) and the Interim Provisions on the Circulation of Prescription and OTC Drugs, which were both promulgated by the State Drug Administration, restructured and integrated into the CFDA, and became effective in January 2000, drugs are divided into prescription drugs and over-the-counter drugs, or OTC drugs. For prescription drugs, the dispense, purchase and use can only be based on the prescription issued by a certified medical practitioner or certified medical assistant practitioner. In addition, the prescription drugs can only be advertised and promoted in professional medical magazines. OTC drugs, on the other hand, are further divided into Class A and Class B and they both can be purchased and used without a prescription and promoted in public upon approval by the relevant governmental authorities. The pharmaceutical wholesale enterprises distributing prescription drugs and/or OTC drugs, as well as pharmaceutical retail enterprises selling prescription drugs and/or Class-A OTC drugs are required to obtain the Pharmaceutical Operation License.

According to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, promulgated by the CFDA in January 2007 and effective in May 2007, pharmaceutical manufactures, operation enterprises, and medical institutions shall be responsible for the quality of pharmaceuticals they manufacture, provide or use. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation, given a disciplinary warning, and/or subject to a fine of no more than RMB1,000. In addition, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by mail or over the Internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and subject to a fine of not more than two times the value of the pharmaceuticals sold, but not more than RMB30,000. The Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007 is still in force. However, the newly revised Drug Administration Law of the PRC in 2019 (“Drug Administration Law”) abolished the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent. Also, the Drug Administration Law does not explicitly prohibit companies from selling prescription drugs to users through the Internet. Furthermore, according to the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and amended in 2012, 2015 and 2016 respectively, the pharmaceutical operation enterprises shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality. On April 7, 2021, the General Office of the State Council issued the Opinions on Serving the “Six Stables” and “Six Safeguards” and Further Doing a Good Job in the Reform of “Delegating Power, Delegating Regulation and Serving Service” (“Opinions”) which allows online sales of prescription drugs other than those under special state control on the premise of ensuring the authenticity and reliability of the electronic prescription sources. Our Company has obtained the Pharmaceutical Operation License to perform pharmaceutical operations.

Regulations Relating to Medical Devices Operation

Pursuant to the Regulations on the Supervision and Administration of Medical Devices and the Administrative Measures on the Operation Supervision of Medical Devices, promulgated on July 30, 2014 and came into effect on October 1, 2014 (amended on November 17, 2017 and came into effect on November 17, 2017), filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive medical device operation filing certificate upon satisfaction of filing requirement, while operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive medical device operation license upon receipt of approval for licensing. A medical device operation license is valid for five years and may be renewed six months prior to its expiration date. To engage in the business operations of medical devices, the following requirements shall be met: (i) having a quality control institution or staff corresponding to the business scope and scale, and the staff shall have relevant education or professional titles certified by the state; (ii) having an operation and storage premise corresponding to the business scope and scale; (iii) having storage conditions corresponding to the business scope and scale; warehouses are not required if all storage is commissioned to other operators of medical devices; (iv) having a quality control system corresponding to the medical devices concerned; and (v) possessing the capability of professional guidance, technical training and after-sale service corresponding to the medical devices it operates; or entering into an agreement on technical support with a relevant institution. An enterprise to be engaged in business operations of Category III medical devices shall also have a computerized information management system compliant with quality standards to ensure traceability of products. An enterprise to be engaged in business operations of Category I or Category II medical devices is encouraged to set up such a system.

The Measures on the Supervision and Administration of the Business Operations of Medical Devices (“Measures on Medical Devices”), which was promulgated by CFDA on March 10, 2022 and became effected on May 1, 2022, applies to any business activities of medical devices as well as the supervision and administration thereof conducted within the territory of the PRC. Pursuant to the Measures on Medical Devices, CFDA shall be responsible for the supervision and administration of nationwide business operations concerning medical devices. Medical devices are divided into three classes depending on the degree of risks of medical devices. Entities engaged in distribution of Class III medical devices shall obtain a medical device operating license and entities engaged in distribution of Class II medical devices shall complete filings with the competent local MPA, while entities engaged in distribution of medical devices of Class I are not required to conduct any filing or obtain any license. In addition, in accordance with Regulations on Supervision and Administration of Medical Devices, promulgated by the State Council on February 9, 2021 and effective as of June 1, 2021, Class II and Class III medical devices shall be registered with the NMPA or its local branches, while Class I medical devices shall be filed with the competent local MPA. In the event that the business operator in distribution of Class III medical devices without a medical device operating license or the business operator in distribution of Class II or Class III medical devices that are not registered with the NMPA or its local branches, the business operator may be imposed fine or be shut down by the authorities.

According to the Regulation on the Supervision and Administration of Medical Devices, which was promulgated by State Council on February 9, 2021 and became effected on June 1, 2021, an entity using medical devices shall have a storage site and conditions suitable for the variety and quantity of the medical devices in use. The entity using medical devices shall strengthen the technical training for its staff and use the medical devices as required in the instructions and technical operation rules. The entity using medical devices shall, in deploying large medical equipment, comply with the plan for deployment of large medical equipment formulated by the competent department of health under the State Council, adapt to its functional positioning and clinical service needs, have corresponding technical conditions and supporting facilities, have professional technicians with corresponding qualifications and abilities and, upon approval of the competent department of health under the people's government at the provincial level or above, obtain a license for deployment of large medical equipment. If an entity unlawfully allocates and uses large medical equipment without approval, the competent department of health under the people's government at the county level or above shall order it to stop using such equipment, give it a warning and confiscate its illegal gains; if the illegal gains are less than 10,000 yuan, a fine of not less than 50,000 yuan but not more than 100,000 yuan shall be imposed on it concurrently; if the illegal gains are not less than 10,000 yuan, a fine of not less than 10 times but not more than 30 times the illegal gains shall be imposed on it concurrently; if the circumstance is serious, the application filed by the relevant liable person and the entity for allocating large medical equipment shall not be accepted within five years; for the legal representative, principal, person directly in charge and other liable persons of the entity that violates the law, the income obtained from the entity during the period of the illegal act shall be confiscated, and a fine of not less than 30% but not more than 3 times the amount of the income obtained shall be imposed upon them, and they shall be subject to other sanctions according to law. Our Company has obtained licenses for deployment of large medical equipment and the Class II medical device operation filing certificate.

Measures for the Administration of Medical Advertisement

According to the Measures for the Administration of Medical Advertisement, which was promulgated by State Administration for Industry and CFDA on November 10, 2006 and came into force on January 1, 2007, if a medical institution tampers with the contents of a Medical Advertisement Examination Certificate in order to publish a medical advertisement, the provincial-level health administrative authority or Chinese medicine administrative authority shall revoke its Medical Advertisement Examination Certificate and will not accept any application for advertisement examination from the medical institution within one year. After revoking the Medical Advertisement Examination Certificate, the provincial-level health administrative authority or Chinese medicine administrative authority shall notify the industry and commerce administrative authority at the same level within five working days from the date of making the administrative decision, and the industry and commerce administrative authority shall deal with the case in accordance with law.

Regulations on Cyber Security and Personal Data Protection

On November 5, 2016, the SCNPC approved the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, which took effective on June 1, 2017. Security Law created China’s first national-level data protection for “network operators” which may include all network service providers in China. The PRC Civil Code, which became effective on January 1, 2021, also stipulates that the personal information of a natural person shall be protected by the law.

The PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and has taken effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and solidifying the primary responsibility for information security of overseas listed companies, and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. Furthermore, the Personal Information Protection Law promulgated by the SCNPC on August 20, 2021, which became effective on November 1, 2021, outlines the main systematic framework for the protection and processing of personal information. The Personal Information Protection Law also imposes enhanced penalties for those who illegally process personal information. On November 14, 2021, the Draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC for public comments, requires data processors processing important data or data processors being listed outside China to carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment reports to local counterpart of the CAC. Drafts of some of these measures have now been published, which if enacted, may require security review before transferring human health-related data out of China. Moreover, currently no detailed rules or implementation of the Cybersecurity Review Measures or the Draft Data Security Regulations have been issued by the CAC, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us.

In addition, the SAMR and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect on October 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. On April 19, 2021, the PRC Standardization Administration issued the Information Security Technology — Personal Information Security Measurement and Evaluation Specification in Mobile Internet Applications (Revised Draft for Comments), or the Measures for Mobile Internet Applications, to collect public comments. The deadline for collecting comments is June 18, 2021. Based on the Information Security Technology — Personal Information Security Specification (2020 edition), the Measures for Mobile Internet Applications put forward the personal information security requirements, stipulate the implementation process and evaluation method of App personal information security assessment. To provide reference for identifying App’s illegal collection and use of personal information, the CAC, the MIIT, the SAMR and the MPS, collectively released the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, on November 28, 2019, which took effect on the same day. On March 12, 2021, the MIIT, the SAMR and the MPS released the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effected on May 1, 2021, which stipulates that operators of mobile Internet applications (APPS) shall not deny users access to basic App functions because users do not agree to collect unnecessary personal information.

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

The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the MIIT, the MPS, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (i) illegal collection and use of personal information of users by an application and a software development kit, (ii) setting up obstacles and frequently harassing users, (iii) cheating and misleading users, and (iv) inadequate implementation of application distribution platforms’ responsibilities.

On December 28, 2021 the CAC and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i) CIIOs who purchase network products and services and internet platform operators who conduct data processing activities shall be subject to the cybersecurity review requirement if their relevant activities affect or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is an internet platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law.

In addition, on August 30, 2021, CSRC issued Two Financial Industry Standards of Basic Requirement for Classified Protection for Cybersecurity of Securities and Futures Industry and others, which replaced old standards and provides general requirement for related industries and set general safe requirement and expended safe requirement for targets to be protected from Class I to IV.

Regulations on Labor Protection

On June 29, 2007, the SCNPC, promulgated the Labor Contract Law, as amended on December 28, 2012, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. Pursuant to the PRC Labor Law promulgated by SCNPC on July 5, 1994, amended on August 27, 2009 and December 29, 2018, and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations. In addition, the Interim Provisions on Labor Dispatch which was promulgated by the Ministry of Human Resources and Social Security and became effective on March 1, 2014 sets forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions, or the Three-Nature Requirements. Temporary positions shall mean positions subsisting for no more than six months, auxiliary positions shall mean positions of non-major business that serve positions of major businesses, and substitute positions shall mean positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons.

In addition, according to the PRC Social Insurance Law promulgated by the SCNPC in October 2010, amended on December 29, 2018, and came into effect on the same day, and the Regulations on the Administration of Housing Funds which was promulgated by the State Council in April 1999, amended on March 24, 2019 and came into effect on the same day, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance and housing funds.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel and other relevant matters. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version) (“2021 Negative List”), and the Encouraged Industry Catalogue for Foreign Investment (2019 version), or the 2019 Encouraged Industry Catalogue, both were promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the MOFCOM and took effect on July 30, 2019. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of administration procedures, such as licensing conditions, application materials, reviewing steps and deadlines. However, the relevant competent government departments shall not grant the license or permit enterprise registration if the foreign investor intends to invest in the industries or fields as specified in the negative list without satisfying the relevant requirements. In the event that a foreign investor invests in a prohibited field or industry as specified in the negative list, the relevant competent government department shall order the foreign investor to stop the investment activities, dispose of the shares or assets or take other necessary measures within a specified time limit, and restore to the status prior to the occurrence of the aforesaid investment, and the illegal gains, if any, shall be confiscated. If the investment activities of a foreign investor violate the special administration measures for access restrictions on foreign investments as stipulated in the negative list, the relevant competent government department shall order the investor to make corrections within the specified time limit and take necessary measures to meet the relevant requirements. If the foreign investor fails to make corrections within the specified time limit, the aforesaid provisions regarding the circumstance that a foreign investor invests in the prohibited field or industry shall apply.

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

Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM, the SAMR and the SAFE, which took effect on January 1, 2020, a foreign investment information reporting system shall be established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner. In addition, the MOFCOM shall set up a foreign investment information reporting system to receive and handle the investment information and inter-departmentally shared information forwarded by the administration for market regulation in a timely manner. The foreign investors or foreign-invested enterprises shall report the investment information by submitting initial reports, change reports, deregistration reports, annual reports and other required documents. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the previous laws regulating foreign investment prior to the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law. The Implementing Rules further clarify that such foreign-invested enterprises established prior to the implementation of the Foreign Investment Law may either adjust their organizational forms or organizational structures pursuant to the Company Law or the Partnership Law, or maintain their current structure and corporate governance within five years upon the implementation of the Foreign Investment Law. After January 1, 2025, if a foreign-invested enterprise fails to adjust its organizational form or organizational structure in accordance with the laws and go through the applicable registrations for changes, the relevant administration for market regulation shall not handle other registrations for such foreign-invested enterprise and shall publicize the relevant circumstances. However, after the organizational forms or organizational structures of a foreign-invested enterprise have been adjusted, the original parties to the Sino-foreign equity or cooperative joint ventures may continue to process such matters as the equity interest transfer, the distribution of income or surplus assets as agreed by the parties in the relevant contracts.

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

On December 19, 2020, the MOFCOM and the NDRC, jointly promulgated the Measures for the Security Review of Foreign Investments (“Security Review Measures”), which took effect on January 18, 2021. Pursuant to the Security Review Measures, for foreign investments which affect or may affect national security, security review shall be conducted in accordance with the provisions of the Security Review Measures. The State establishes a working mechanism for the security review of foreign investments (“Working Mechanism”) and will be responsible for organizing, coordinating and guiding the security review of foreign investments. For foreign investments related to important financial services, important information technology and internet products and services, etc., the foreign investors who obtains the actual controlling stake in the investee enterprise or relevant parties in the PRC shall declare to the office of the Working Mechanism prior to implementation of the investments.

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

On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises, from converting registered capital in foreign exchange into Renminbi for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into Renminbi for the payment of various types of cash deposits. If the VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above.

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

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiary are still not allowed to extend intercompany loans to our PRC consolidated entities. In addition, as Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

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

Regulations on Stock Incentive Plans

On December 25, 2006, the PBOC promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account.

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

Regulations on Securities Offering and Listing Outside the PRC

On December 24, 2021, the CSRC published the Draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Measures, for public comments. These drafts stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these drafts, if the issuer meets the following conditions, its offering and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these drafts prescribe that the domestic enterprises should submit filing documents to the CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing; (ii) filing for follow-on offerings after the initial offering and listing; (iii) filing for transactions in which the issuer issues securities for acquiring assets; and (iv) reporting material events after the initial offering and listing. However, the Draft Overseas Listing Regulations and the Draft Overseas Listing Measures were released for public comments only, there remains substantial uncertainty, including but not limited to their final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas.

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

In March 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect in May 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. In November 2017, PRC State Counsel issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT. The tax rate for VAT shall be, among others, (1) 17% for taxpayers engaged in sale of goods, services, lease of tangible movables or importation of goods, unless otherwise stipulated in VAT Regulation; (2) 11% for taxpayers engaged in sale of transportation, postal, basic telecommunications, construction, lease of immovables, sale of immovable, transfer of land use rights, sale or importation of certain types of goods; (3) 6% for taxpayers engaged in sale of services and intangible assets, unless otherwise stipulated in VAT Regulation.

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

In 2017, the Ministry of Finance and the SAT issued Notice on Issues Relating to VAT on Asset Management Products, or Circular 56, which became effective in January 2018. According to Circular 56, VAT taxable transactions in the operations of asset management products by their managers should temporarily use simple tax computation method and be levied at 3%. In order to be qualified for the 3% VAT rate, the asset management product managers are required to separate the audit of revenues and VAT taxable amount of the operations of asset management products business from other businesses. The management services provided by the managers as entrusted by the investors or by the trustee to the entrusted assets should still apply ordinary VAT rate in accordance with the relevant laws and regulations.

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

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income (“Tax Arrangement”) where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% equity interests in a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the SAT on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“SAT Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Pursuant to the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties issued by the SAT on August 28, 2015, which became effective on November 1, 2015, any non-resident taxpayer may be entitled to such reduced withholding tax rate automatically if such non-resident taxpayer satisfies the conditions prescribed in the relevant tax rules and regulations, and obtains the approvals required under the administrative measures described in the preceding sentence.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, as of the date of this annual report:

Hywin Holdings Ltd. (Cayman)
100%
Hywin Wealth Global Limited (BVI)
100%
Hywin Wealth International Limited (HK)
Offshore
Onshore
100%
Hywin Financial Holding Group Co., Ltd. (1)
Ms. WANG Dian
85%
15%
Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.
Shanghai Hywin Network Technology Co., Ltd.
100%
Hywin Health Management (Shanghai) Co., Ltd.
Hywin Wealth Management Co., Ltd.
Shenzhen Panying Asset Management Co., Ltd.
65%
65.26%
63.39%
Sincerity and Compassion Health Management Center
Grand Doctor Medical Co., Ltd.
Beijing iLife3 Technology Co., Ltd.
100%
Hywin Fund Distribution Co., Ltd.
Hywin Financial Consulting Co., Ltd.
Hywin Wealth Information Technology Service Co., Ltd.
Haiteng Enterprise Consulting (Shanghai) Co., Ltd.
Shanghai Yulan Prosperities Co., Ltd.
Shanghai Danxiao Prosperities Co., Ltd.
Shanghai Suxiao Prosperities Co., Ltd.
Shanghai Biyu Prosperities Co., Ltd.
Onshore
Offshore
100%
Haiyin Wealth Management (Hong Kong) Limited
100%
Haiyin Insurance (Hong Kong) Co., Ltd.
Haiyin International Asset Management Limited
Hywin International Insurance Broker Limited
Hywin Asset Management (Hong Kong) Limited
Hywin Wealth Fiduciary Service (Hong Kong) Limited
Equity Interest
Contractual Agreements

Notes:

(1)	Mr. HAN Hongwei holds 99% equity interest and Ms. HAN Yu, daughter of Mr. Han, holds the remaining 1% equity interest, respectively.

Contractual Arrangements

In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. The Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalogue of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On December 27, 2021, the MOFCOM and the NDRC promulgated the 2021 Negative List, to amend the Catalogue, effective on January 1, 2022. The 2021 Negative List sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the 2021 Negative List is treated equally with domestic investment. Moreover, according to 2021 Negative List, PRC entities which engage in any field forbidden by the 2021 Negative List for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ration shall be in compliance with PRC laws. Our company and Hywin Consulting are considered as foreign investors and foreign invested enterprises, respectively, under PRC laws.

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

In addition, PRC laws and regulations impose restrictions on foreign ownership of companies that engage in asset management, such as our subsidiary Shenzhen Panying. Furthermore, Shanghai Hywin Network Technology has expanded its business into market research, consultation, and health management services, which is also a business subject to foreign ownership restrictions.

As a result of the above, we conduct our business in China through the VIEs by way of a series of contractual arrangements. We believe the contractual arrangements between Hywin Consulting and Hywin Wealth Management, Hywin Consulting and Shenzhen Panying, and Hywin Consulting and Shanghai Hywin Network Technology, are essential for our current and future business operations.

These contractual arrangements with VIEs and their major shareholders enable us to exercise effective control over Hywin Wealth Management, Shenzhen Panying and Shanghai Hywin Network Technology and consolidate their financial results as the VIEs. Hywin Consulting effectively assumed management of the business activities of VIEs through a series of agreements which are referred to as the VIE Agreements. Through the VIE Agreements, Hywin Consulting has the right to advise, consult, manage and operate Hywin Wealth Management, Shanghai Hywin Network Technology and Shenzhen Panying, in each for an annual consulting service fee in the amount of 100.0% of the net profit of the respective entity.

The VIE Agreements consist of a series of agreements, including Equity Pledge Agreements, Exclusive Technical Consultation and Service Agreement, Equity Option Agreements, and Voting Rights Proxy and Financial Support Agreements.

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

Cash Transfers Between VIE Entities and our Company and its Subsidiaries

For the year ended June 30, 2022, a total of US$13.0 million was transferred from our offshore holding entities, namely Hywin Holdings Ltd., Hywin Wealth Global Limited and Hywin Wealth International Limited, to our WFOE, namely Hywin Enterprise Management Consulting (Shanghai) Co., Ltd., and the VIEs and their subsidiaries as foreign exchange settlement of the net proceeds from our initial public offering.

For the year ended June 30, 2021, there was no cash transfer between (i) our offshore holding entities, namely Hywin Holdings Ltd., Hywin Wealth Global Limited and Hywin Wealth International Limited, and our WFOE, namely Hywin Enterprise Management Consulting (Shanghai) Co., Ltd. or (ii) our WFOE, namely Hywin Enterprise Management Consulting (Shanghai) Co., Ltd., and the VIEs and their subsidiaries.

The following diagram illustrates the manner of cash flows in a hypothetical scenario within our Group:

D.Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 6,000 square meters in Shanghai, China. As of June 30, 2022, we had in aggregate 178 wealth service centers located in 24 provinces and municipalities in Mainland China, as well as Hong Kong, with an aggregate floor area of approximately 61,000 square meters. Substantially all of the lessors for the leased premises have valid title to the property. These leases vary in duration from one year to five years.

Item 4A.        Unresolved Staff Comments

Not applicable.

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

A.Operating Results

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations include the following:

Business and Product Mix

We offer wealth management services, asset management services, health management services, insurance brokerage services and other services. Our net revenues, operating profit and other aspects of our results of operations are affected by the degree of success of each business segment. In particular, our largest business segment is wealth management services. The composition and level of net revenues that we derive from such services for a particular period are primarily affected by the types of products we distribute and the composition of different product types, as the product types determine the fee rates of one-time commissions we can receive, which concurrently affect our net revenues and operating costs and expenses.

Productivity of Distribution Team and Network

We believe that building out an extensive branch network and a large relationship manager team is essential to increasing our brand recognition, client base and servicing capacity and therefore, the productivity of our distribution team and network is and will continue to be essential to our net revenues and business operations. The productivity of our relationship manager team, as measured by transaction value per relationship manager, were RMB45.1 million, RMB52.4 million and RMB49.4 million (US$7.7 million) for the year ended June 30, 2020, 2021 and 2022, respectively. As we expand our coverage network and expand the team of our relationship managers, we will increase our capacity to cultivate and serve new clients and markets, and further improve our operating results.

Number of Active Clients and Repeat Purchases Made by Active Clients

Our revenue growth is driven by the increasing number of clients we serve and their increasing investments over the years. We closely monitor the number of our active clients and repeat purchases made by active clients as key operating metrics. We have a growing and loyal client base. For the years ended June 30, 2020, 2021 and 2022, we had approximately 36,397, 38,033 and 43,764 active clients (those who purchased products distributed by us during any given period or those who maintained as holders of our products within the given period), respectively. An increase in the number of active clients has contributed to the growth of the total value of the products we distribute, which ultimately affects one-time commissions we receive and in the long-run the recurring fees and performance-based fees we receive. In addition, we have been able to maintain a high level of client retention. Our repeat transaction rate, which refers to the value of new transactions made by our active clients in an indicated period divided by their previous transaction value that reached maturity in the same period, remained at the high levels of 78.5%, 76.7% and 80.8% for the year ended June 30, 2020, 2021 and 2022, respectively. We expect that the number of active clients and level of repeat purchases made by active clients will continue to be a key factor affecting our revenue growth.

Key Components of Results of Operations

Net revenues

We generated net revenues primarily from (i) wealth management services, (ii) asset management services, (iii) insurance brokerage services, (iv) health management services, and (v) other services. The table below sets forth the components of our net revenues for the periods indicated. Please note that our insurance brokerage services are treated as a sub-segment of wealth management services for reporting purposes.

	For the year ended June 30,
	2020			2021			2022
	RMB	%	US$	RMB	%	US$	RMB	%	US$
	(in thousands, except for percentages)
Wealth management services	1,274,434	99.1	180,017	1,795,552	97.9	271,235	1,899,573	97.8	294,197
Asset management services	4,620	0.4	653	14,942	0.8	2,257	19,476	1.0	3,016
Health management services	—	—	—	—	—	—	422	0.0	65
Other services	5,809	0.5	821	23,928	1.3	3,615	22,642	1.2	3,508
Total	1,284,863	100.0	181,491	1,834,422	100.0	277,107	1,942,113	100.0	300,786

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

The range of distribution commissions for our wealth management products is as follows:

●	Private Market Investment Products—We generate distribution commissions paid by product providers (e.g. fund managers) typically calculated as 0.3% to 2.7% of the total capital balance raised from our clients at a point in time upon establishment of a financial product, with the vast majority of our Private Market Investment Products generating distribution commissions ranging from 2.3% to 2.7%.
●	Public Market Investment Products—Our commission rates generally range from 0.03% to 0.6% per year.

External product providers typically pay our commission within two to three months of distribution of the products.

By Product Type

Our wealth management products can be classified into Private Market Investment Products, Public Market Investment Products, and other financial products.

The Private Market Investment Products are offered to investors through wealth services centers and comprise primarily (i) long-term asset-backed products, (ii) short-term asset-backed products (iii) venture capital funds and private equity funds, and (iv) hedge funds.

The Public Market Investment Products comprise (i) money market funds, (ii) bond funds, (iii) equities funds, and (iv) multi-strategy funds.

Other financial products mainly comprise insurance products in connection with our insurance brokerage services.

The following table sets forth the components of our net revenues from wealth management services by product type for the periods indicated.

	For the year ended June 30,
	2020			2021			2022
	RMB	%	US$	RMB	%	US$	RMB	%	US$
	(in million, except for percentages)
Private Market Investment Products
Long-term asset-backed products	1,052	82.6	149	1,427	79.4	216	1,010	53.2	156
Short-term asset-backed products	64	5.0	9	238	13.3	36	655	34.5	102
Venture capital funds and private equity funds	53	4.2	8	24	1.3	4	87	4.6	13
Hedge funds	3	0.2	0	16	0.9	2	63	3.3	10
Subtotal	1,172	92.0	166	1,705	94.9	258	1,815	95.6	281

Public Market Investment Products	11	0.9	1	16	0.9	2	14	0.7	2
Others Financial Products	91	7.1	13	75	4.2	11	71	3.7	11
Total	1,274	100.0	180	1,796	100.0	271	1,900	100.0	294

The following table sets forth the transaction value and net revenues of different product categories under our wealth management services for the periods indicated.

	For the year ended June 30,
	2020				2021				2022
	Transaction
	value		Revenue		Transaction value		Revenue		Transaction value		Revenue
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Private Market Investment Products
Long-term asset-backed products	34,194	4,830	1,052	149	45,857	6,927	1,427	216	32,015	4,958	1,010	156
Short-term asset-backed products	17,744	2,507	64	9	24,606	3,717	238	36	38,673	5,990	655	102
Venture capital funds and private equity funds	728	103	53	8	829	125	24	4	1,795	278	87	13
Hedge funds	108	15	3	0	1,739	263	16	2	3,403	527	63	10
Subtotal	52,774	7,455	1,172	166	73,031	11,032	1,705	258	75,886	11,753	1,815	281

Public Market Investment Products	15,457	2,183	11	1	5,549	838	16	2	3,762	583	14	2
Other Financial Products	264	37	91	13	201	31	75	11	126	19	71	11
Total	68,495	9,675	1,274	180	78,781	11,901	1,796	271	79,774	12,355	1,900	294

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

Our net revenues from the asset management services consist of (i) management fees calculated either as a percentage of the AUM of the funds or mandates, and (ii) performance-based fees calculated with reference to the fund’s or mandate’s investment performance exceeding a certain threshold. We are able to provide asset management services through (i) Hywin Asset Management (Hong Kong) Limited, a licensed asset manager in Hong Kong, and (ii) Shenzhen Panying, a PRC fund manager of venture capital funds and private equity funds. For the year ended June 30, 2022, the net revenues were derived from Hywin Asset Management (Hong Kong) Limited.

The following table sets forth the components of our net revenues from asset management services by revenue type for the periods indicated.

	For the year ended June 30,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
Management fees	4,620	100.0	13,620	91.2	19,476	100.0	3,016
Performance based income	—	—	1,322	8.8	—	—	—
Total	4,620	100.0	14,942	100.0	19,476	100.0	3,016

Health Management Services

Our net revenues from health management services comprise (i) fees from medical examination services, and (ii) fees from disease screening services. For the year ended June 30, 2022, we provided health management services through Grand Doctor, who specializes in medical examination services. Together with Life Infinity and Sincerity and Compassion, both of which are integrated health management service providers in China acquired by us in August and September 2022, respectively, we will continue to provide health management services to our HNWI clients. We expect that revenues generated from our health management services will continue to grow in the future.

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

	For the year ended June 30,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
Compensation and benefits	708,654	62.9	1,003,061	64.6	1,054,364	65.2	163,295
Sales and marketing expenses	246,108	21.9	326,879	21.1	311,773	19.3	48,286
General and administrative expenses	171,423	15.2	200,929	12.9	241,946	15.0	37,472
Share-based compensation expenses/(benefits)	(369)	0.0	21,947	1.4	7,340	0.5	1,137
Total	1,125,816	100.0	1,552,816	100.0	1,615,423	100.0	250,190

Compensation and Benefits

For wealth management and asset management service, compensation and benefits primarily include base salary, sales commission and other compensation and benefits of our relationship managers, who directly contribute to our revenues generation activities, such as distribution of fund products and insurance products. For health management service, compensation and benefits primarily include salaries and welfare paid to physicians, nurses, purchase of medical consumables, depreciation and amortization, rental, and fees paid to third-party service providers.

Unpaid commissions were separately presented as commission payable and commission payable-long term on our consolidated balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

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

Share-based Compensation Expenses/(Benefits)

For the year ended June 30, 2018, 3,352,990 options were issued to employees, executive officers and directors of Hywin Wealth Management under the 2018 Option Plan. There were no newly issued options for the years ended June 30, 2019 and 2020. For details of the 2018 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2018 Plan.” The options granted and issued under the 2018 Option Plan were treated as liabilities as a repurchase feature was attached. As a result, they were measured at fair value when granted and remeasured as of each reporting date. For the years ended June 30, 2020, changes of fair value of the option liabilities recorded as share-based compensation benefits amounted to RMB0.4 million. For the year ended June 30, 2021 and 2022, RMB21.9 million and RMB7.3 million (US$1.1 million) were recorded in share-based compensation expenses, respectively.

Other (Expenses) /Income

Interest Income, Net

Our net interest income primarily represented interests from bank deposits for the years ended June 30, 2020, 2021 and 2022.

Other (Expenses)/Income, Net

Our net other expenses are recorded as a result of non-operating income or expenses. For the year ended June 30, 2020, our other expenses mainly represented charity fee, contingent losses relating to legal proceedings and detained lease deposits. For the year ended June 30, 2021, our other income mainly represented government subsidy and governmental tax return. For the year ended June 30, 2022, our other income mainly represented exchange loss, partially offset by government subsidies.

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

	For the year ended June 30,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
NET REVENUE

From third parties
Wealth management	1,270,819	98.9	1,792,408	97.7	1,895,074	97.6	293,500
Assets management	4,620	0.3	14,942	0.8	19,476	1.0	3,016
Health management	—	—	—	—	422	0.0	65
Others	5,809	0.5	23,928	1.3	22,642	1.2	3,508
Total net revenues from third parties	1,281,248	99.7	1,831,278	99.8	1,937,614	99.8	300,089

From related parties
Wealth management	3,615	0.3	3,144	0.2	4,499	0.2	697
Assets management	—	—	—	—	—	—	—
Total net revenues from related parties	3,615	0.3	3,144	0.2	4,499	0.2	697
Total net revenues	1,284,863	100.0	1,834,422	100.0	1,942,113	100.0	300,786

Compensation and benefits	708,654	55.2	1,003,061	54.7	1,054,364	54.3	163,295
Sales and marketing	246,108	19.2	326,879	17.8	311,773	16.1	48,286
General and administrative expenses	171,423	13.3	200,929	11.0	241,946	12.5	37,472
Share-based compensation expenses/(benefits)	(369)	—	21,947	1.2	7,340	0.4	1,137
Total operating cost and expenses	1,125,816	87.7	1,552,816	84.7	1,615,423	83.3	250,190

Interest income, net	325	0.1	1,537	0.1	1,498	0.1	232
Other income/(expenses), net	(2,458)	(0.2)	12,608	0.7	(3,741)	(0.2)	(579)
Income before income tax expense	156,914	12.2	295,751	16.1	324,447	16.7	50,249
Income tax expense	(50,763)	(3.9)	(88,094)	(4.8)	(88,578)	(4.6)	(13,719)
Net income	106,151	8.3	207,657	11.3	235,869	12.1	36,530

Year Ended June 30, 2022 Compared to Year Ended June 30, 2021

Net Revenues

Our net revenues increased by RMB107.7 million, from RMB1,834.4 million for the year ended June 30, 2021 to RMB1,942.1 million (US$300.8 million) for the year ended June 30, 2022, primarily due to the increase in transaction value of private market investment products. Although the COVID-19 outbreak has had a limited impact on our net revenues for the year ended June 30, 2022, the extent to which the COVID-19 outbreak will impact our future financial condition and results of operations cannot be reasonably estimated at this time and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our clients for the foreseeable future, among others. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.”

Wealth management services

Our net revenues from wealth management services increased by RMB104.0 million from RMB1,795.6 million for the year ended June 30, 2021 to RMB1,899.6 million (US$294.2 million) for the year ended June 30, 2022, primarily due to expanded volumes in Private Market Investment Products and diversified products offerings.

Asset management services

Our net revenues from asset management services increased by RMB4.6 million from RMB14.9 million for the year ended June 30, 2021 to RMB19.5 million (US$3.0 million) for the year ended June 30, 2022, driven by growing client interest in offshore funds and discretionary mandates managed by us.

For a description of our net revenues from asset management services generated from related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Health management services

Our net revenues from health management services were RMB0.4 million (US$0.07 million), for the year ended June 30, 2022, primarily attributable to fees collected from medical examination and disease screening services.

Other services

Our net revenues from other services decreased by RMB1.3 million from RMB23.9 million for the year ended June 30, 2021 to RMB22.6 million (US$3.5 million) for the year ended June 30, 2022, mostly attributable to decreases in net revenues from our technology consulting services and other value-added services.

Operating Cost and Expenses

Our total operating costs and expenses increased by RMB62.6 million from RMB1,552.8 million for the year ended June 30, 2021 to RMB1,615.4 million (US$250.2 million) for the year ended June 30, 2022.

For a description of our operating cost and expenses paid to related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Compensation and benefits

Our cost of compensation and benefits increased by RMB51.3 million from RMB1,003.1 million for the year ended June 30, 2021 to RMB1,054.4 million (US$163.3 million) for the year ended June 30, 2022, primarily due to increased average business volume per relationship manager.

Sales and marketing expenses

Our sales and marketing expenses decreased by RMB15.1 million from RMB326.9 million for the year ended June 30, 2021 to RMB311.8 million (US$48.3 million) for the year ended June 30, 2022, primarily due to decreased marketing and sales activities.

General and administrative expenses

Our general and administrative expenses increased by RMB41.0 million from RMB200.9 million for the year ended June 30, 2021 to RMB241.9 million (US$37.5 million) for the year ended June 30, 2022, primarily due to increased administrative personnel expenses in line with the increase of net revenue.

Share-based compensation expenses/(benefits)

Our share-based compensation expenses decreased by RMB14.6 million from RMB21.9 million for the year ended June 30, 2021 to RMB7.3 million (US$1.1 million) for the year ended June 30, 2022. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” and “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Critical Accounting Policies—Share-based Compensation.”

Interest Income, Net

Our net interest income remained stable at RMB1.5 million (US$0.2 million) for the years ended June 30, 2021 and 2022.

Other Income/(Expenses), Net

We recorded net other income of RMB12.6 million for the year ended June 30, 2021, and net other expenses of RMB3.7 million (US$0.6 million) for the year ended June 30, 2022. For the year ended June 30, 2021, the net other income primarily represented subsidies and tax rebates from the government. For the year ended June 30, 2022, the net other expenses primarily represented exchange loss, partially offset by government subsidies.

Income Tax Expense

Our income tax expense increased from RMB88.1 million for the year ended June 30, 2021 to RMB88.6 million (US$13.7 million) for the year ended June 30, 2022. Such increase was in line with our business growth.

Net Income

As a result of the foregoing, our net income increased by RMB28.2 million from RMB207.7 million for the year ended June 30, 2021 to RMB235.9 million (US$36.5 million) for the year ended June 30, 2022.

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

Net Revenues

Our net revenues increased by RMB549.6 million, from RMB1,284.9 million for the year ended June 30, 2020 to RMB1,834.4 million (US$277.1 million) for the year ended June 30, 2021, primarily due to the increase in transaction value of private market investment products.

Wealth management services

Our net revenues from wealth management services increased by RMB521.1 million from RMB1,274.4 million for the year ended June 30, 2020 to RMB1,795.6 million (US$271.2 million) for the year ended June 30, 2021, primarily due to expanded volumes in Private Market Investment Products and diversified products offerings.

For a description of our net revenues from wealth management services generated from related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Asset management services

Our net revenues from asset management services increased by RMB10.3 million from RMB4.6 million for the year ended June 30, 2020 to RMB14.9 million (US$2.3 million) for the year ended June 30, 2021, driven by growing client interest in offshore funds and discretionary mandates managed by us.

For a description of our net revenues from asset management services generated from related parties, see “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions—Other Related Party Transactions.”

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

For a description of our operating cost and expenses paid to related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

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

General and administrative expenses

Our general and administrative expenses increased by RMB29.5 million from RMB171.4 million for the year ended June 30, 2020 to RMB200.9 million (US$30.4 million) for the year ended June 30, 2021, primarily due to increased administrative personnel expenses in line with our business expansion.

Share-based compensation expenses/(benefits)

For the year ended in June 30, 2021, we recorded share-based compensation expenses of RMB21.9 million (US$3.3 million). For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” and “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Critical Accounting Policies—Share-based Compensation.”

Interest Income, Net

Our net interest income increased from RMB0.3 million for the year ended June 30, 2020 to RMB1.5 million (US$0.2 million) for the year ended June 30, 2021.

Other Income/(Expenses), Net

We recorded net other expenses of RMB2.5 million for the year ended June 30, 2020, and net other income of RMB12.6 million (US$1.9 million) for the year ended June 30, 2021. For the year ended June 30, 2020, the net other expenses primarily represented contingent losses relating to legal proceedings of RMB1.6 million and detained lease deposit relating to early termination of RMB1.5 million. For the year ended June 30, 2021, the net other income primarily represented subsidy and tax rebates from the government.

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

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations. We had net income of approximately RMB106.2 million, RMB207.7 million and RMB235.9 for the years ended June 30, 2020, 2021 and 2022, respectively. As of June 30, 2020, 2021 and 2022, we had cash and cash equivalents of RMB108.4 million, RMB439.3 million and RMB525.1 million (US$78.2 million), respectively. As of June 30, 2022, 81.2% of our cash and cash equivalents were located in China.

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

Although we consolidate the results of our consolidated variable interest entities, we only have access to cash balances or future earnings of our consolidated variable interest entities through our contractual arrangements with the variable interest entities.

As a Cayman exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiary in China may provide Renminbi funding to our consolidated VIEs only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our financing activities to make loans to our PRC subsidiary and the VIEs, or to make additional capital contributions to our PRC subsidiary.”

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended June 30,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	133,210	334,033	238,751	36,975
Net cash used in investing activities	(43,439)	(14,631)	(286,497)	(44,372)
Net cash (used in)/provided by financing activities	(5,709)	185,606	(1,000)	(155)
Effect of exchange rate changes	(4,420)	11,917	3,814	(3,231)
Net increase/(decrease) in cash, cash equivalents, and restricted cash	79,642	516,925	(44,932)	(10,783)
Cash and cash equivalents at beginning of the year	108,743	108,358	439,287	68,000
Cash and cash equivalents at end of the year	108,358	439,287	525,136	78,245
Restricted cash at beginning of the year	91,547	80,027	266,023	41,179
Restricted cash at the end of the year	80,027	266,023	135,242	20,151

Operating Activities

Net cash provided by operating activities for the year ended June 30, 2022 was RMB238.8 million (US$37.0 million). This reflected net income of RMB235.9 million (US$36.5 million), as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB28.3 million (US$4.4 million) mainly in relation to equipment, furniture, fixture, real estate properties and leasehold improvements; and (ii) share-based compensation benefits of RMB7.3 million (US$1.1 million). This amount was further adjusted by negative changes in operating assets and liabilities primarily including (i) a decrease in investor’s deposit of RMB116.1 million (US$18.0 million), which were investors’ uninvested cash balances temporarily deposited in our bank accounts, fluctuating with client transactions and settlements of different types of products; and (ii) an increase in current and non-current commission payable of RMB54.2 million (US$8.4 million) in relation to the commission paid to relationship managers, partially offset by (i) an increase in other payables and accrued liabilities of RMB30.5 million (US$4.7 million), which mainly consisted of increased value-added tax payables; (ii) a decrease in account receivables of RMB30.2 million (US$4.7 million); (iii) a decrease in  due from and due to related parties, net of RMB71.4 million (US$11.1 million); (iv) an increase in income tax payable of RMB3.3 million (US$0.5 million); and (v) a decrease in deposits, prepayments and other current assets and in long-term prepayments, net of RMB3.4 million (US$0.5 million).

Net cash provided by operating activities for the year ended June 30, 2021 was RMB334.0 million (US$50.5 million). This reflected net income of RMB207.7 million (US$31.4 million), as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB25.6 million (US$3.9 million) mainly in relation to equipment, furniture, fixture and leasehold improvements; (ii) share-based compensation benefits of RMB21.9 million (US$3.3 million); and (iii) deferred taxes assets of RMB1.7 million (US$0.3 million). This amount was further adjusted by positive changes in operating assets and liabilities primarily including (i) an increase in investor’s deposit of RMB174.0 million (US$26.3 million), which were investors’ uninvested cash balances temporarily deposited in our bank accounts, fluctuating with client transactions settlements of different types of products; (ii) an increase in other payables and accrued liabilities of RMB75.0million (US$11.3million), which mainly consisted of increased value-added tax payables and payroll payables; and (iii) an increase in commission payable of RMB42.3 million (US$6.4 million) in relation to the commission paid to relationship managers, partially offset by (i) an increase in account receivables of RMB190.4 million (US$28.8 million) in line with the increase in revenue; and (ii) a decrease in deposits, prepayments and other current assets of RMB15.9 million (US$2.4 million).

Net cash provided by operating activities for the year ended June 30, 2020 was RMB133.2 million. This reflected net income of RMB106.2 million, as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB26.2 million mainly in relation to equipment, furniture, fixture and leasehold improvements; (ii) loss from disposal of long-term assets of RMB1.5 million due to the disposal of Shanghai Haiyinhui’s fixed assets; and (iii) bad debt provision of RMB1.3 million mainly in relation to non-collectible lease deposits. This amount was further adjusted by positive changes in operating assets and liabilities primarily including (i) an increase in other payables and accrued liabilities of RMB56.0 million, which mainly consisted of increased value-added tax payables and IT service payables and payables in relation to acquisition of Ziji, (ii) an increase in income tax payable of RMB49.5 million due to increased profit in the year ended June 30, 2020 and our failure to pay the income tax in a timely manner; and (iii) a decrease in accounts receivable due from related parties of RMB33.1 million primarily due to the gradually decreasing sales to related parties in recent years, partially offset by (i) an increase in account receivables of RMB111.3 million due from third parties in line with the increase in revenue; (ii) a decrease in commission payable-noncurrent of RMB28.7 million due to a change in commission policy; and (iii) a decrease in investors’ deposit of RMB14.1 million.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2022 was RMB286.5 million (US$44.4 million), primarily attributable to (i) payment for acquisition of buildings and properties from the properties companies of RMB232.0 million (US$35.9 million); (ii) payment for acquisition of Grand Doctor of RMB41.5 million (US$6.4 million); (iii) payment for office equipment, fixture and leasehold improvements of RMB8.4 million (US$1.3 million); and (iv) payment for purchase of intangible assets of RMB3.6 million (US$0.6 million), representing the purchase of software.

Net cash used in investing activities for the year ended June 30, 2021 was RMB14.6 million (US$2.2 million), primarily attributable to (i) payment for office equipment, fixture and leasehold improvements of RMB11.9 million (US$1.8 million); and (ii) payment for purchase of intangible assets of RMB2.9 million (US$0.4 million), representing the purchase of software.

Net cash used in investing activities for the year ended June 30, 2020 was RMB43.4 million, primarily attributable to (i) loans lent to related parties of RMB107.2 million; and (ii) payment for office equipment, fixture and leasehold improvements of RMB10.4 million, partially offset by (i) collection of loans lent to related parties of RMB45.1 million; (ii) cash effect of acquisition of VIEs’ subsidiaries of RMB15.2 million; and (iii) collection of short-term loan receivables amounting to RMB14.2 million.

Financing Activities

Net cash used in financing activities for the year ended June 30, 2022 was RMB1.0 million (US$0.16 million), attributable to repayment of loans to third parties of RMB1.0 million (US$0.16 million).

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

Holding Company Structure

Our company, Hywin Holdings Ltd., is a holding company with no material operations of its own. As most of our operations are conducted through our PRC (excluding Hong Kong) subsidiary and VIEs, our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiary and VIEs. Our WFOEs are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOEs and the VIE is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOEs may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Information Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Policies and Estimates

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant accounting estimates reflected in our consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables and loans, impairment losses for long-lived assets, impairment of goodwill, valuation allowance for deferred tax assets, and the purchase price allocation in acquisition. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

Wealth management service

Revenue generated from providing wealth management service represents one-time distribution commissions and performance-based income we earn by serving as a financial products distributor. It also included revenues generated from providing insurance brokerage service which represents one-time commission we earn by serving as a broker to insurance companies through facilitating the sales of various insurance products offered by the insurance companies.

One-time distribution commissions

One-time distribution commissions generated from our wealth management service are earned from (1) distribution of various financial products (mostly private-raised fund products) on behalf of the financial product issuers and (2) serving as a broker to insurance companies through facilitating the sales of various insurance products offered by the insurance companies.

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

The one-time commissions do not include credits, discounts, rebates, price protection or other similar privileges, once earned, but are subject to clawback under all circumstances that results in a refund of premium from the insurance companies to its clients.

The clawback provision entitled the insurance companies and brokers to recall any payment previously paid to us or to set off against any future payment. During the years ended June 30, 2020, 2021 and 2022, there were revenue amounted HK$1.0 million, HK$0.2 million and HK$0.3 million subject to clawback. We evaluate and update our estimates of the clawback provision of each contract at each reporting date, based on historical experiences and various other assumptions that we believe to be reasonable under the circumstances and conclude that the occurrence of clawback from insurance companies and brokers are considered remote.

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

Performance-based income

In some of our fund distribution arrangements, we are also entitled to a performance-based income, which is based on the extent by which the related fund’s investments performance exceeds a hurdle rate. Such performance-based fees are a form of variable consideration, and are typically calculated and distributed when the cumulative return of the fund can be determined.

Such performance-based income is typically recognized as revenues at a point in time, usually when the fund liquidates and the cumulative return of the fund can be determined.

We do not bear any loss from the investors’ investments nor provide any guarantees of return with respect to the products we distribute.

Asset management services

Revenues generated from providing asset management service represent management fees and performance-based income we earn by serving as a fund manager.

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

Performance-based income

In a typical asset management arrangement in which we serve as fund manager, besides management fee, we are also entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. The performance-based fees earned by us are a form of variable consideration in our asset management contracts with customers.

Such revenues of performance-based income from providing asset management service are recognized at a point in time when the performance of the fund can be determined.

Health management service

We offer medical examination and disease screening services and render such services at the request of its customers. We recognize revenues when the examination reports are issued. For individual customers, fees are collected before the performance of the services.

Others

Revenue generated from others mainly represents referral service fee for overseas property purchases and information technology service fee for providing transaction process management service to fund managers. These revenues are recognized at a point in time based on the value of property purchased and the fund-raising amount of the products.

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

The judgments and estimates involved in identifying and quantifying the impairment of long-lived assets involve inherent uncertainties, and the measurement of the fair value is dependent on the accuracy of the assumptions used in making the estimates and how those estimates compare to our future operating performance.

For the years ended June 30, 2020, 2021 and 2022, there were no impairment recognized on long-lived assets.

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of our acquisitions of interests in our subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, we may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, we consider factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. We may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

We adopted ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. After adopting this guidance, we perform the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit. We tested goodwill for impairment as of June 30, 2022 by performing a qualitative assessment test and no impairment indicator was noted.

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

Item 6.        Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officer	Age	Position/Title

Mr. HAN Hongwei	57	Director, Chairman of the Board
Ms. WANG Dian*	54	Director, Chief Executive Officer
Ms. ZHU Shuming*	46	Director
Mr. Joel A. GALLO	50	Independent Director
Ms. CHEN Jie	51	Independent Director
Mr. CHAN Chun Hung Vincent	59	Independent Director
Mr. LOK Wai	40	Chief Financial Officer
Mr. LIU Zheng	40	Chief Marketing Officer
Mr. ZHU Hua	41	Chief Technology Officer
Mr. WANG Gui	46	Vice President of Strategy
Mr. XIAO Wen	45	Vice President of Overseas Business

*Cousin of Mr. HAN Hongwei.

Mr. HAN Hongwei. Mr. HAN has served as our director since July 2019, and our chairman of the board since September 2019. Mr. HAN is the founder of our Company and Hywin Financial Holding. Prior to that, Mr. HAN served as the chairman at Henan Yizhong (Group) Co., Ltd. from July 1995 to June 2008, responsible for the overall management of the company. Mr. HAN is currently the president of Henan Chamber of Commerce (Shanghai) and New Shanghai Merchants Federation, and executive president of the Federation of Enterprises in Shanghai (Chamber of Commerce). Mr. HAN was awarded the “Industry Achievement Award” by Hurun Report in November 2017. He was recognized as the “2014 China Economic Figure” by Economic Information Daily in November 2014. He was also recognized as the “Man of the Year for China Independent Wealth Management Industry” by Fortune Today in November 2016. He was elected as the first chairman of the Council of China Private Investor Rights Protection Alliance in July 2017.

Ms. WANG Dian. Ms. WANG has served as our director since July 2019, and our chief executive officer since September 2019. Ms. WANG has served as the chief executive officer of Hywin Wealth Management since July 2018. Prior to that, Ms. WANG served as the Vice President of Hywin Financial Holding from July 2015 to July 2018, responsible for the middle to backstage management of the company. Ms. WANG received her executive master of business administration from Cheung Kong Graduate School of Business in 2018. In 2020, Ms. WANG won the “Woman of the Year in Greater China Wealth Management” at the WealthBriefingAsia Greater China Awards 2020. In 2021, Ms. WANG won the “Best CEO in Greater China Wealth Management” in the WealthBriefingAsia Greater China Awards 2021.

Ms. ZHU Shuming. Ms. ZHU was appointed as our director in February 2021. Ms. ZHU joined Hywin Capital Management LLC, an affiliated entity, in October 2016 and serves as its President and COO. Ms. ZHU directs the overall management of the firm and also works as the international liaison between the firm and the other entities within the Hywin Financial Holding in various jurisdictions. Ms. ZHU brings to the firm over 10 years of experience in the financial industry and has worked in the United States, Canada and China. Prior to joining the firm, Ms. ZHU worked in a number of roles at various North American financial firms, including Manulife Financial, Mercer Investment consulting and Mercer HR Consulting. Ms. ZHU graduated with a Bachelor of Science degree from Renmin University of China in 1997 and a Master of Science degree from Boston University, United States in 2001.

Mr. Joel A. GALLO. Mr. GALLO was appointed as our independent director in June 2020, and his appointment was effective in March 2021. Mr. GALLO is the chief financial officer of CoinTiger a blockchain company since July 2022. Previously, Mr. GALLO was the chief financial officer of ETAO International Group, a healthcare firm, from March 2021 to May 2022, and the chief executive officer of Columbia China League Business Advisory Co. from November 2019 to February 2021, providing advisory professional services, including advising Chinese companies on U.S. initial public offering. From April 2013 to December 2018, Mr. GALLO served as co-founder and principal of GLS Group LLC, responsible for providing management consulting services to financial sector firms. Previously, between February 1994 and March 2013, Mr. GALLO was a senior executive at Scudder Kemper Investments (Deutsche Bank Asset Management), TLX Trading Networks, Deloitte, Ernst & Young, PricewaterhouseCoopers, and EMC. In those roles, Mr. GALLO advised about 100 global financial institutions on strategy, transformation, risk, and relationship management projects. Mr. GALLO obtained his bachelor’s degree in management from Binghamton University – State University of New York in 1993, a master’s degree in international relations from Tufts University in 2008, and a master’s degree in public administration from Columbia University in 2018.

Ms. CHEN Jie. Ms. CHEN was appointed as our independent director in September 2019, and her appointment was effective in March 2021. Ms. CHEN is the founder and the executive director of Brainzoom Business Consulting Co., Ltd. since July 2007, responsible for the operation of the company and also leading the consulting department providing business & financial consulting services to various companies. From January 2006 to May 2007, Ms. CHEN served as a vice president and finance director of Cellon International Holdings Corporation, responsible for leading the work of corporate finance department. From July 2000 to January 2006, Ms. CHEN served as the southern China regional administration manager of PricewaterhouseCoopers (2002-2006) and former Arthur Andersen (2000-2002), Shenzhen & Guangzhou branches, responsible for the regional office administration work. From June 1993 to June 2000, Ms. CHEN served as an audit manager of Arthur Andersen, Shenzhen branch, providing audit assurance services to various PRC companies that was listed on the international stock markets. Ms. CHEN obtained her bachelor’s degree in accounting from Shenzhen University in 1993 and is a member of CICPA and FCCA.

Mr. CHAN Chun Hung Vincent. Mr. CHAN was appointed as our independent director in June 2022, and his appointment was effective in June 2022. With over 28 years of experience in private equity in Asia, Mr. CHAN has been the Director of Samena Capital, which principally engages in private equity investment, since March 2021 and was a Senior Managing Director and Head of Asia of Samena Capital from 2016 to 2021. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. CHAN has been an independent non-executive director of CN Logistics International Holdings Limited, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (“the Stock Exchange”) (stock code: 2130) since September 17, 2020, and a non-executive director of Memories Group Limited, the shares of which are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: 1H4). Mr. CHAN is currently a Director of the Hong Kong Venture Capital and Private Equity Association. Mr. CHAN has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong since July 2020. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the HK SFC from July 2005 to March 2011. Mr. CHAN received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a Master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

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

Mr. LIU Zheng. Mr. LIU has served as our chief marketing officer since September 2019. Mr. LIU has served as the chief marketing officer of Hywin Wealth Management since August 2017. Mr. LIU previously served as the vice president of Hywin Wealth Management from February 2014 to August 2017 and successively served as our branch manager and regional general manager of Hywin Wealth Management from May 2013 to February 2014. Prior to that, Mr. LIU worked as an independent wealth advisor from September 2010 to May 2013. Mr. LIU served as the manager of the VIP Wealth Management Center of the China Guangfa Bank Co., Ltd., Hangzhou Branch from July 2005 to September 2010, responsible for managing bank’s VIP and HNWI clients. Mr. LIU obtained a bachelor‘s degree in finance from Zhejiang University City College in 2005. Mr. LIU was granted the certified financial planner (“CFP”) certification and the by Financial Planning Standards Board China Ltd. (Shanghai) in February 2010.

Mr. ZHU Hua. Mr. ZHU has served as our CTO (Chief Technology Officer) since December 2021 and the CEO of Shanghai Hywin Network Technology since November 2020. Prior to that, Mr. Zhu successively served as the general manager of R&D center and senior director of strategy at Ping An group and its subsidiaries from October 2016 to October 2020, responsible for product design, technology management, and digital upgrade. From November 2015 to September 2016, Mr. Zhu served as senior product manager in Baidu, responsible for the product architecture of real-time-biding systems for online advertising business. From March 2007 to October 2015, Mr. Zhu successively served as technical leader and manger in Microsoft China, responsible for the support and consulting of BI and data factory products. Mr. Zhu obtained a bachelor’s degree in Computer Science & Technology from Tongji University in 2005 and a master’s degree in Computer Software and Theory from Tongji University in 2007.

Mr. WANG Gui. Mr. WANG has served as our vice president of strategy since September 2019. Mr. WANG has served as the vice president and the head of strategy and development department of Hywin Wealth Management since January 2018. Prior to that, Mr. WANG served as the general manager of the strategy and operation management department at Zenity Holdings Ltd. from June 2015 to December 2017, responsible for strategy planning and business operations of the company. From August 2013 to May 2015, Mr. WANG served as the head of strategy at Orient Securities Asset Management Co., Ltd., responsible for strategy development and operation management and board issues. From July 2011 to July 2013, Mr. WANG served as a consultant of Shanghai Municipal Office of Finance Service, responsible for conducting researches and providing advices on the operations of financial enterprises headquartered in Shanghai. From July 2009 to June 2011, Mr. WANG successively served as a senior consultant and a project manager of Roland Berger International Management Consulting Co., Ltd., responsible for advising financial enterprises regarding their development strategies. From June 2006 to May 2008, Mr. WANG successively served as a manager and a senior manager at retail banking-card services, Bank of America Corporation in Wilmington, United States, responsible for acquisition strategies of risk management. From September 2002 to May 2006, Mr. WANG successively served as an associate manager of retail banking, Citigroup Inc. in Deerfield, United States, responsible for risk portfolio management of card services and small and medium enterprise business. Mr. WANG obtained a bachelor’s degree in international economics and trade from Xi’an Jiaotong University in 1999, a dual master’s degree in Economics and Applied Statistics from Bowling Green State University in 2002 and a MBA degree from Kellogg School of Business at Northwestern University in 2009.

Mr. XIAO Wen. Mr. XIAO has served as our vice president of overseas business since September 2019. Prior to that, Mr. XIAO served as managing partner of the Family Office department at CSOP Asset Management Limited from September 2017 to September 2019, responsible for the management and operation of the department. From March 2017 to August 2017, Mr. XIAO served as managing partner at Swiss China Capital Limited, responsible for the overall management of company’s strategy, business development, human resource and financial affairs. From November 2011 to September 2016, Mr. XIAO served as an executive director of business department at Julius Bär Group AG (SIX: BAER), Hong Kong branch, responsible for business development and partnerships in North Asia. From July 2007 to October 2011, Mr. XIAO served as a director of Private Banking department at Credit Suisse Group AG (NYSE: CS), Shanghai Branch and subsequently Hong Kong Branch, responsible for group’s private banking business in China, and strategic initiatives in Greater China. From August 2005 to June 2007, Mr. XIAO served as a vice president of Wealth Management Division at Standard Chartered Bank (China) Limited, a subsidiary of Standard Chartered PLC (LSE: STAN), responsible for Priority Banking and Private Banking departments of the bank. Mr. XIAO obtained a bachelor’s degree in economics from Wuhan University in 1999, a master’s degree in finance from Wuhan University in 2002, and a doctoral degree in finance from Wuhan University in 2009.

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

For the year ended June 30, 2022, we paid an aggregate of approximately RMB22.8 million (US$3.4 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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

On September 30, 2019, each grantee of such outstanding options entered into an amended grant letter with Hywin Wealth Management and our company, all parties agreed to replace the outstanding options granted by Hywin Wealth Management by options granted by our company, with each one option granted by our company replacing 10 options granted by Hywin Wealth Management, effective immediately (the “restated 2018 plan”). As of September 30, 2021, 750,247 options to purchase approximately 1.5% issued ordinary shares of our company before the completion of our public offering were granted and outstanding under the restated 2018 Plan, at exercise prices ranging from US$1.894 per share to US$2.801 per share. All the grantees agreed not to exercise the granted options of our company within one year after the completion of our public offering, and after the first anniversary date of the IPO completion date, they can exercise their options after obtaining an approval from the board. The restated 2018 plan will terminate on the fourth anniversary date of the IPO completion date and extendable at the Board’s election. The following table summarizes, as of September 30, 2022, the number of ordinary shares under outstanding options we granted to our directors and executive officers under the restated 2018 plan:

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

The following table summarizes, as of September 30, 2022, the number of ordinary shares under outstanding options we granted to our directors and executive officers under the restated 2019 plan:

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

2020 Plan

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of September 30, 2022, no share award has been granted under the 2020 Plan.

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

C.Board Practices

Board of Directors

Our Board of Directors consists of six directors, including three independent directors.

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

D.Employees

We had 2,436, 2,284 and 2,552 employees as of June 30, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees by function as of June 30, 2022.

Function	Number of employees	% of total
Relationship Managers	1,718	67.3
Management and Administration	606	23.7
Sales and Marketing	152	6.0
Health Management	76	3.0
Total	2,552	100.0

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local governments from time to time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.” We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of September 30, 2022:

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

Applicable percentage ownership is based on 56,000,000 ordinary shares outstanding as of September 30, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is 3F, 8 Yinchengzhonglu, Pudong New District, Shanghai, PRC.

Beneficial Ownership (1)
Name of Beneficial Owner	Ordinary Shares	%
Directors and executive officers
Han Hongwei (2)	39,850,000	71.16
Wang Dian (3)	7,500,000	13.39
Zhu Shuming	Nil	Nil
Joel A. GALLO	Nil	Nil
Chen Jie	Nil	Nil
Chan Chun Hung Vincent	Nil	Nil
Lok Wai	Nil	Nil
Liu Zheng	Nil	Nil
Zhu Hua	Nil	Nil
Wang Gui	Nil	Nil
Xiao Wen	Nil	Nil
Any additional directors/executive officers
Principal Shareholders
Grand Lead Group Limited	39,850,000	71.16
Vigor Advance Limited	7,500,000	13.39

Notes:

(1)	For each person and entity included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or entity by the sum of (i) 56,000,000 being the number of ordinary shares issued and outstanding as of this annual report, and (ii) the number of shares such person or entity has the right to acquire within 60 days after the date of this annual report.

(2)	Represents 39,850,000 ordinary shares held by Grand Lead Group Limited. Grand Lead Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Han Hongwei, the chairman of our board of directors. The registered address of Grand Lead Group Limited is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.
(3)	Represents 7,500,000 ordinary shares held by Vigor Advance Limited, a limited liability company incorporated in the British Virgin Island which is wholly owned by Ms. Wang Dian, our chief executive officer. The registered address of Vigor Advance Limited is Floor 4, Banco Popular Building, Road Town, Tortola VG1110, British Virgin Islands.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Wealth Management and Asset Management Services Revenues from Related Parties

For the years ended June 30, 2020, 2021 and 2022, the wealth management and asset management services revenues generated from our related party amounted to RMB3.6 million, RMB3.1 million and RMB4.5 million (US$0.7 million), respectively.

Rental Expenses Charged by Related Parties

For the year ended June 30, 2020, the rental expenses charged by related parties amounted to RMB32.3 million. For the years ended June 30, 2021 and 2022, we did not generate any rental expense charged by related parties.

Net Loans Borrowed from/Lent to Related Parties

For the year ended June 30, 2020, we provided several loans to Hywin Financial Holding, an entity ultimately controlled by Mr. HAN Hongwei. The loans lent to Hywin Financial Holding, for the purpose of supporting its business development, are unsecured, interest free and payment on demand. Subsequent to our initial public offering, we have made plans to reduce the outstanding amounts relating to such loans annually. Since then, the outstanding amounts relating to such loans have been reduced. As of June 30, 2020, 2021 and 2022, our outstanding amounts relating such loans amounted to RMB273.8 million, RMB126.1 million and RMB66.1 million (US$9.8 million), respectively.

Net Loans and Interest Payables Took over from Acquiring Grand Doctor

On January 27, 2022, we entered into a series of definitive share transfer agreements and capital increase agreement to purchase 65.26% equity interest of Grand Doctor. As part of the transaction, we assumed the RMB10.0 million (US$1.5 million) net loans by Grand Doctor previously borrowed from its minority shareholders Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I and Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II, which were used to support Grand Doctor’s business development. The RMB 4.4 million (US$0.7 million) and RMB 5.6 million (US$0.8 million) loans borrowed from Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I and Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II, respectively, are unsecured, payment on demand and 9% interest rate.

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

Dividend Policy

We did not declare or pay any dividend during the year ended June 30, 2022 and do not have any plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are an exempted company incorporated in the Cayman Islands. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

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

Board of Directors

See “Item 6. Directors, Senior Managers and Employees—C. Board Practices.”

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

PRC Enterprise Income Tax

According to the Enterprise Income Tax Law of PRC (“EIT Law”), which was promulgated on March 16, 2007, last amended in February 2017 and became effective as of January 1, 2008, the income tax for both domestic and foreign-invested enterprises is at a uniform rate of 25%. The Regulation on the Implementation of Enterprise Income Tax Law of the PRC (“EIT Rules”) was promulgated on December 6, 2007 and became effective on January 1, 2008.

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

Pursuant to Section 6 of the Tax Concessions Act (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

●	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
●	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from August 8, 2019.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (“Code”). This discussion is based upon provisions of the Code and Treasury regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities are subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation if we own, directly or indirectly, at least 25% (by value) of such other corporation’s stock. Although the law in this regard is unclear, we intend to treat the VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets and projections as to the market price of our ordinary shares and the ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in financing activities. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning the VIEs for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers. As of June 30, 2022, all of our cash and cash equivalents and restricted cash was held by major financial institutions located in Mainland and Hong Kong, China. We believe that these financial institutions located in Mainland and Hong Kong China are of high credit quality. For accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers, we extend credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, we delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers is significantly reduced.

Customer Concentration Risk

For the year ended June 30, 2022, three customers accounted for 14%, 13% and 10% of our total revenues.For the year ended June 30, 2021, two customers accounted for 18.0% and 11.0% of our total revenues. For the year ended June 30, 2020, three customers accounted for 26%, 15% and 10% of our total revenues. No other customer accounts for more than 10% of our revenue for the years ended June 30, 2020, 2021 and 2022, respectively.

As of June 30, 2022, three customers accounted for 36%, 13% and 12% of the total balance of accounts receivable. As of June 30, 2021, three customers accounted for 18%, 16% and 14% of the total balance of accounts receivables. As of June 30, 2020, two customers accounted for 34% and 22% of the total balance of accounts receivable. No other customer accounts for more than 10% of our accounts receivable as of June 30, 2020, 2021 and 2022, respectively.

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

Foreign Currency Risk

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

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

For the period from the effective date of the registration statement to June 30, 2022, the total expenses incurred for our company’s account in connection with our initial public offering was US$2.0 million, which included US$1.7 million in underwriting discounts and commissions for the initial public offering and US$0.3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 25, 2021, the date that the registration statement was declared effective by the SEC, to June 30, 2022, we have used net proceeds from our initial public offering to cover (i) the organic growth of our asset management service business and wealth management service business, (ii) the expansion of our branch network in China and (iii) daily working capital, in the amount of US$2.0 million, US$1.3 million and US$2.8 million, respectively. We have been placing the rest of our net proceeds into short-term interest-bearing deposits with licensed banks. Based on our ongoing reevaluation of the changing business environment, we may deploy portions of the net proceeds for additional purposes, such as inorganic initiatives in the wealth and asset management space, and/or entries into other domains that high-net-worth clients are interested in.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of June 30, 2022.

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

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements, we identified the following material weaknesses, which were first identified before we became a public company in March 2021, and has been in place for the years ended June 30, 2021 and 2022. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to (i) our lack of sufficient resources with U.S. GAAP and SEC reporting experience in the accounting department to provide accurate information in a timely manner and (ii) our lack of key monitoring mechanisms such as internal control department to oversee and monitor our risk management, business strategies and financial reporting procedures, also we have not adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements.

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

Item 16C.          Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), our principal external auditors, for the periods indicated.

For the years ended June 30,
	2020	2021	2022
Audit fees (1)	US$803,786	US$1,079,224	US$761,182
Audit-related fees (2)	Nil	Nil	Nil
Tax fees (3)	Nil	Nil	Nil
All other fees (4)	Nil	Nil	Nil
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed or furnished with the SEC including quarterly and half-yearly earnings releases.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax compliance, tax advice and tax planning services.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

Not applicable.

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

Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.”

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

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.1

Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.2

Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.3

Form of Deposit Agreement, among Hywin Holdings Ltd., the depositary and holders and beneficial owners of the ADSs (incorporated by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.4*	Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1

Form of Option Granting Agreement for Restated 2018 Share Incentive Plan and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.5 to the registration statement on Form S-8 (File No. 333-260129), as amended, initially filed with the Securities and Exchange Commission on October 8, 2021)

4.2

2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.3

Form of Employment Agreement between Hywin Wealth Management and ZHOU Huichuan, LIU Zheng and WANG Gui (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.4

Form of Employment Agreement between Haiyin Wealth Management and XIAO Wen (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.5

Form of Employment Agreement between Haiyin Wealth Management and LOK Wai(incorporated by reference to Exhibit 4.5 to the annual and transition report on Form 20-F (File No. 001-40238), filed with the Securities and Exchange Commission on October 12, 2021)

4.6*	Form of Employment Agreement between Hywin Holdings Ltd. and CHAN Chun Hung Vincent
4.7

English translation of the Technical Consultation and Service Agreement between Hywin Consulting and Hywin Wealth Management, dated September 29, 2019 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.8*	English translation of the Equity Pledge Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated July 26, 2022
4.9*	English translation of the Equity Option Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated July 26, 2022
4.10*	English translation of the Voting Rights Proxy and Financial Supporting Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated July 26, 2022
4.11

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

4.18

English translation of the Voting Rights Proxy and Financial Supporting Agreement by and among Hywin Consulting, Shenzhen Panying and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

8.1*	List of Significant Subsidiaries and Variable Interest Entities of the Registrant
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), an independent registered public accounting firm

15.2*	Consent of Allbright Law Offices
15.3*	Consent of Campbells
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed with this Annual Report on Form 20-F.

**Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 12, 2022	Hywin Holdings Limited

	By:	/s/ WANG Dian
	Name:	WANG Dian
	Title:	Chief Executive Officer

HYWIN HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Hywin Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hywin Holdings Ltd. (the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

(Formerly Marcum Bernstein & Pinchuk LLP)

We have served as the Company’s auditor since 2019.

Beijing, China

October 12, 2022

HYWIN HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of June 30,
	2021	2022	2022
	(RMB)	(RMB)	(US$)
Assets
Current assets:
Cash and cash equivalents	439,287	525,136	78,245
Restricted cash	266,023	135,242	20,151
Accounts receivable, net	594,061	564,374	84,092
Due from related parties	126,103	66,103	9,849
Deposits, prepayments and other current assets	51,540	51,204	7,630
Total current assets	1,477,014	1,342,059	199,967

Property and equipment, net	21,104	325,112	48,442
Long-term investment	—	1,000	149
Intangible assets, net	24,225	33,548	4,999
Goodwill	—	75,194	11,204
Long-term prepayments	7,427	5,774	860
Deferred tax assets, net	649	725	108
Total non-current assets	53,405	441,353	65,762

Total Assets	1,530,419	1,783,412	265,729

Liabilities and Shareholders’ equity
Current liabilities:
Commission payable	127,194	83,205	12,398
Investors’ deposit	248,277	132,154	19,691
Income tax payable	116,897	120,151	17,903
Due to related parties	24,799	36,172	5,390
Borrowings	—	2,000	298
Other payables and accrued liabilities	278,697	406,128	60,512
Total current liabilities	795,864	779,810	116,192

Commission payable-long term	10,080	1,289	192
Deferred tax liabilities	3,548	3,400	507
Total non-current liabilities	13,628	4,689	699

Total Liabilities	809,492	784,499	116,891

Mezzanine equity
Redeemable noncontrolling interest	—	30,600	4,559
Total Mezzanine equity	—	30,600	4,559
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000 shares as of June 30, 2021 and 2022, respectively)	36	36	5
Additional paid-in capital	503,050	510,390	76,048
Statutory reserves	77,963	100,926	15,038
Retained earnings	135,597	348,503	51,928
Accumulated other comprehensive income	4,281	8,458	1,260
Total Shareholders’ equity	720,927	968,313	144,279

Total Liabilities, Mezzanine equity, and Shareholders’ equity	1,530,419	1,783,412	265,729

All of the VIEs’ assets can be used to settle obligations of their primary beneficiary. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets (Note 2).

See notes to consolidated financial statements

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for number of shares and per share data)

	Years Ended June 30,
	2020	2021	2022	2022
	(RMB)	(RMB)	(RMB)	(US$)

Net revenues
From third parties
Wealth management	1,270,819	1,792,408	1,895,074	293,500
Assets management	4,620	14,942	19,476	3,016
Health Management	—	-	422	65
Others	5,809	23,928	22,642	3,508
Total net revenues from third parties	1,281,248	1,831,278	1,937,614	300,089
From a related party
Wealth management	3,615	3,144	4,499	697
Total net revenues from a related party	3,615	3,144	4,499	697
Total net revenues	1,284,863	1,834,422	1,942,113	300,786

Operating cost and expenses
Compensation and benefits	708,654	1,003,061	1,054,364	163,295
Share-based compensation expenses/(benefits)	(369)	21,947	7,340	1,137
Sales and marketing expenses	246,108	326,879	311,773	48,286
General and administrative expenses	171,423	200,929	241,946	37,472
Total operating cost and expenses	1,125,816	1,552,816	1,615,423	250,190

Income from operations	159,047	281,606	326,690	50,596

Other income/(expense)
Interest income, net	325	1,537	1,498	232
Other (expenses)/income, net	(2,458)	12,608	(3,741)	(579)
Total other (expenses)/income, net	(2,133)	14,145	(2,243)	(347)

Income before income tax expense	156,914	295,751	324,447	50,249
Income tax expense	(50,763)	(88,094)	(88,578)	(13,719)
Net income	106,151	207,657	235,869	36,530

Net income	106,151	207,657	235,869	36,530
Foreign currency translation (loss)/gain	(3,641)	10,542	4,177	647
Comprehensive Income	102,510	218,199	240,046	37,177

Earnings per share
Earnings per
Ordinary share - Basic	2.12	4.03	4.21	0.65
Ordinary share - diluted	2.12	3.88	4.07	0.63
ADS - Basic	4.25	8.05	8.42	1.30
ADS - Diluted	4.25	7.76	8.14	1.26

Weighted average number outstanding:
Ordinary share - Basic	50,000,000	51,578,082	56,000,000	56,000,000
Ordinary share - Diluted	50,000,000	53,547,163	57,979,504	57,979,504
ADS - Basic	25,000,000	25,789,041	28,000,000	28,000,000
ADS - Diluted	25,000,000	26,773,582	28,989,752	28,989,752

See notes to consolidated financial statements

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands, except for number of shares and per share data)

					(Accumulated	Accumulated
			Additional		deficit)/	other	Total
			paid-in	Statutory	Retained	comprehensive	Shareholders’
	Ordinary shares		capital	reserves	earnings	(loss)/income	equity
	Number of
	ordinary shares *	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance, June 30, 2019	50,000,000	34	494,021	37,399	(137,647)	(2,620)	391,187
Net income for the year	—	—	—	—	106,151	—	106,151
Transfer of liability share-based compensation to equity award	—	—	6,560	—	—	—	6,560
Appropriation of statutory reserves	—	—	—	15,560	(15,560)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(3,641)	(3,641)
Balance, June 30, 2020	50,000,000	34	500,581	52,959	(47,056)	(6,261)	500,257
Net income for the year	—	—	—	—	207,657	—	207,657
Issuance of shares through IPO	6,000,000	2	180,675	—	—	—	180,677
IPO related expenses recognized in equity	—	—	(10,082)	—	—	—	(10,082)
Establishment of subsidiaries	—	—	4,929	—	—	—	4,929
Share-based compensation recognized in equity	—	—	21,947	—	—	—	21,947
Capital reduction of a consolidated VIE	—	—	(195,000)	—	—	—	(195,000)
Appropriation of statutory reserves	—	—	—	25,004	(25,004)	—	—
Foreign currency translation adjustment	—	—	—	—	—	10,542	10,542
Balance, June 30, 2021	56,000,000	36	503,050	77,963	135,597	4,281	720,927

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands, except for number of shares and per share data)

					(Accumulated	Accumulated
			Additional		deficit)/	other
			paid-in	Statutory	Retained	comprehensive
	Ordinary shares		capital	reserves	earnings	(loss)/income	Total equity
	Number of
	ordinary shares *	Amount
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)

Balance, June 30, 2021	56,000,000	36	503,050	77,963	135,597	4,281	720,927
Net income for the year	—	—	—	—	235,869	—	235,869
Share-based compensation recognized in equity	—	—	7,340	—	—	—	7,340
Appropriation of statutory reserves	—	—	—	22,963	(22,963)	—	—
Foreign currency translation adjustment	—	—	—	—	—	4,177	4,177
Balance, June 30, 2022	56,000,000	36	510,390	100,926	348,503	8,458	968,313
Balance, June 30, 2022 in US$	56,000,000	5	76,048	15,038	51,928	1,260	144,279
*	The shares are presented on a retroactive basis to reflect the nominal share issuance (Note 11).

See notes to consolidated financial statements

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended June 30,
	2020	2021	2022	2022
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities
Net income	106,151	207,657	235,869	36,530
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	26,206	25,594	28,327	4,387
Bad debt provision	1,296	—	—	—
Share-based compensation expenses/(benefit)	(369)	21,947	7,340	1,137
Loss from disposal of long-term assets	1,453	81	22	3
(Reversal)/provision for deferred taxes	(749)	1,727	118	18
Changes in operating assets and liabilities
Accounts receivable	(111,341)	(190,368)	30,165	4,672
Due from a related party-accounts receivable	33,094	(1,579)	60,000	9,293
Deposits, prepayments and other current assets	8,166	(15,923)	1,757	272
Commission payable	5,349	42,337	(45,380)	(7,028)
Commission payable-long term	(28,677)	(8,241)	(8,791)	(1,362)
Long-term prepayments	—	—	1,653	256
Investors’ deposit	(14,091)	174,015	(116,123)	(17,985)
Income tax payable	49,450	1,465	3,254	504
Other payables and accrued liabilities	56,006	75,049	30,467	4,718
Due to related parties-other payables and accrued Liabilities	1,266	272	11,373	1,761
Commitments and contingencies	—	—	(1,300)	(201)
Net cash provided by operating activities	133,210	334,033	238,751	36,975

Cash flows from investing activities
Payment for office equipment, furniture and leasehold improvements	(10,441)	(11,945)	(8,418)	(1,304)
Payment for intangible assets	(2,761)	(2,938)	(3,603)	(558)
Proceeds from disposal of long-term assets	90	252	27	4
Purchases of equity investments	—	—	(1,000)	(155)
Acquisition of a subsidiary, net of cash acquired	—	—	(41,464)	(6,422)
Acquisition of buildings and properties	—	—	(232,039)	(35,937)
Cash effect of acquisition of VIEs’ subsidiaries	15,239	—	—	—
Proceeds from disposal of a VIE’s subsidiary to a third party	2,310	—	—	—
Collection of short-term loan receivables	14,179	—	—	—
Loans to related parties	(107,160)	—	—	—
Collection of loans lent to related parties	45,105	—	—	—
Net cash used in investing activities	(43,439)	(14,631)	(286,497)	(44,372)

Cash flows from financing activities
Proceeds from issuance of ordinary shares from IPO	—	180,677	—	—
Proceeds from shareholder investment	—	4,929	—	—
Repayment of loans borrowed from third parties	(6,983)	—	(1,000)	(155)
Proceeds from loans borrowed from related parties	2,028	—	—	—
Repayment of loans borrowed from related parties	(754)	—	—	—
Net cash provided by/(used in) financing activities	(5,709)	185,606	(1,000)	(155)

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	Years Ended June 30,
	2020	2021	2022	2022
		(RMB)	(RMB)	(US$)

Effect of exchange rate changes	(4,420)	11,917	3,814	(3,231)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	79,642	516,925	(44,932)	(10,783)

Cash, cash equivalents, and restricted cash at beginning of the year	108,743	188,385	705,310	109,179
Cash, cash equivalents, and restricted cash at end of the year	188,385	705,310	660,378	98,396

Reconciliation to amounts on consolidated balances sheets

Cash and cash equivalents	108,358	439,287	525,136	78,245
Restricted cash	80,027	266,023	135,242	20,151
Total cash, cash equivalents, and restricted cash	188,385	705,310	660,378	98,396

Supplemental disclosure of cash flow information

Income taxes paid	2,075	84,871	84,983	13,162

Non-cash transactions:

Net off consideration from capital reduction of a VIE with the amount due from the controlling shareholder of the VIE	—	195,000	—	—

Modification from a liability share-based compensation award to an equity share-based compensation award	6,530	—	—	—

Consideration payable related to business acquisition of a subsidiary	8,200	—	15,300	2,280

Liabilities assumed related to acquisition of buildings and properties	—	—	73,950	11,019

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

As of June 30, 2022, the detailed information of the Group’s consolidated subsidiaries, VIEs and significant VIEs’ subsidiaries are summarized as follows:

	Date of	Percentage of	Place of
Name of the entity	incorporation	ownership	incorporation	Principle business activities

Subsidiaries
Hywin Wealth Global Limited	July 26, 2019	100%	BVI	Investment holding
Hywin Wealth International Limited	August 20, 2019	100%	Hong Kong	Investment holding
Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.	September 26, 2019	100%	PRC	Investment holding

Variable Interest Entities (“VIEs”)
Hywin Wealth Management Co., Ltd.	November 2, 2006	100%	PRC	Investment holding and provision of wealth management service
Shanghai Hywin Network Technology Co., Ltd.	March 31, 2017	100%	PRC	Investment holding

Shenzhen Panying Asset Management Co., Ltd.	May 23, 2014	100%	PRC	Provision of asset management service

VIEs’ significant subsidiaries
Hywin Fund Distribution Co., Ltd.	April 17, 2013	100%	PRC	Provision of wealth management service
Shanghai Ziji Information Technology Co., Ltd.	November 24, 2017	100%	PRC	Provision of information technology support
Haiyin Wealth Management (Hong Kong) Limited	May 3, 2016	100%	Hong Kong	Investment holding and provision of insurance brokerage service
Haiyin Insurance (Hong Kong) Co., Limited	August 24, 2016	100%	Hong Kong	Investment holding

Hywin International Insurance Broker Limited	March 23, 2006	100%	Hong Kong	Provision of insurance brokerage service
Haiyin International Asset Management Limited	September 15, 2016	100%	Hong Kong	Investment holding

Hywin Asset Management (Hong Kong) Limited	January 9, 2013	100%	Hong Kong	Provision of wealth management and asset management services

Shanghai Yulan Real Estate Co., Ltd.	December 9,2021	100%	PRC	Housing lease operation, and property management services

Shanghai Suxiao Real Property Co., Ltd.	December 9,2021	100%	PRC	Housing lease operation, and property management services

Shanghai Danxiao Real Property Co. Ltd.	December 9,2021	100%	PRC	Housing lease operation, and property management services

Shanghai Biyu Real Property Co., Ltd.	December 9,2021	100%	PRC	Housing lease operation, and property management services

Hywin Health Management (Shanghai) Co., Ltd	September 15,2021	100%	PRC	Investment holding and provision of health management service

Grand Doctor Medical Co., Ltd.	January 27, 2022	65.3%	PRC	Investment holding and provision of health management service

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Group primarily conducts its operations in the PRC. In January 2020, an outbreak of a novel coronavirus (COVID-19) surfaced in Wuhan City, Hubei province of the PRC, and spread all over the country during the first fiscal quarter of 2020. The outbreak caused the Chinese government to require businesses to close, people to quarantine, and also to restrict certain travel within the country until April 2020. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a global pandemic. As of the date hereof, the outbreak of COVID-19 in China during the year ended June 30, 2022 has not caused a material negative impact on the Group’s overall business operations, financial condition, liquidity, results of operations and prospects. The extent to which COVID-19 impacts the business and financial results of the Group depends on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions to contain COVID-19 or mitigate its impact, among others. Although the Chinese government have declared the COVID-19 outbreak largely under control within its border, the Group will continue to assess its financial impacts for the remainder of the fiscal year. There can be no assurance that this assessment will enable the Group to avoid part or all of any adverse impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in the Group’s sector in particular.

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

In addition, all the shareholders of the VIEs has completed on September 25, 2020 the registration of the equity pledge under the Equity Pledge Agreements with the competent local authority in the PRC. If the VIEs or any of its shareholders breach its obligation under the Control Agreement, Hywin Consulting, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests in order to recover these breached amounts.

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Total assets and liabilities presented on the Group’s consolidated balance sheets, net revenues, operating cost and expenses, and net income presented on the Group’s consolidated statements of income and comprehensive income, as well as the cash flows from operating, investing and financing activities presented on the Group’s consolidated statements of cash flows are substantially the financial position, result of operations and cash flows of the Company’s consolidated VIEs. The following balances and amounts of the VIEs were included in the Group’s consolidated financial statements as of June 30, 2021 and 2022 or for the years ended June 30, 2020, 2021 and 2022.

	As of June 30,
	2021	2022	2022
	(RMB)	(RMB)	(US$)

Total Assets	1,349,713	1,609,296	239,785
Total liabilities	799,410	784,499	116,891

	Years Ended June 30,
	2020	2021	2022	2022
	(RMB)	(RMB)	(RMB)	(US$)

Net revenues	1,284,863	1,834,422	1,942,113	300,786
Net income	106,151	207,662	239,445	37,084
Cash flow provided by operating activities	133,210	334,038	242,326	36,107
Cash flow used in investing activities	(43,439)	(14,631)	(286,497)	(42,688)
Cash flow provided by/(used in) financing activities	(5,709)	4,895	(1,000)	(149)

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

The combined or consolidated financial statements for all periods presented are retrospectively adjusted to reflect the net assets from business combination transaction between entities under common control of Hywin International Insurance Broker Limited on June 11, 2018.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

c)  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Group believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables and loans, impairment losses for long-lived assets, impairment of goodwill, valuation allowance for deferred tax assets, and the purchase price allocation in acquisition. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 6.7114 on June 30, 2022 for balance sheet items, except equity, and US$1.00 = RMB 6.4568 for items in the statement of operation and comprehensive income, and statement of cash flow, representing the certificated exchange rate published by the People’s Bank of China. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

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

g)  Accounts receivable, net

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The aging schedule of the accounts receivable is as follows:

	For the years ended June 30,
	2021	2022	2022
	RMB	RMB	US$

Less than 3 months	466,082	450,326	67,099
More than 3 months and less than 1 year	127,979	111,049	16,546
More than 1 year	—	2,999	447
Total	594,061	564,374	84,092

The roll forward schedule of accounts receivable is as follows:

	Amount
	RMB	US$
Balance as of June 30, 2020	403,693	57,023
Revenue (including VAT)	1,940,407	298,117
Collection	(1,750,039)	(263,182)
Balance as of June 30, 2021	594,061	91,958
Revenue (including VAT)	2,055,534	318,352
Collection	(2,085,221)	(326,218)
Balance as of June 30, 2022	564,374	84,092

As of June 30, 2021 and 2022, the Group recorded nil and nil allowances for doubtful accounts against its accounts receivable, respectively.

h)   Property and equipment, net

The Group’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Real estate property	14 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives
Electronic equipment	3-6 years
Furniture, fixture and other equipment	3-5 years
Motor Vehicles	5 years

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

For the years ended June 30, 2021 and 2022, the Group recognized a loss of RMB81 and RMB 22 (US$3) from disposal of furniture, fixture and equipment, respectively, which were included in the Group’s other expenses.

i)   Intangible assets, net

The Group’s intangible assets primarily consisted of software purchased from third-party suppliers, internet hospital license, customer relationship, Private Investment Fund Manager Certificate in PRC (“PRC private investment fund manager certificate”), Hong Kong Securities and Futures Commission financial licenses (“HKSFC financial licenses”), Membership of Hong Kong Professional Insurance Brokerage Association (“HK insurance brokerage license”) and others obtained through various business combination transactions.

Software is initially recorded at historic acquisition cost and amortized on a straight-line basis over the estimated useful lives of 3 to 5 years.

Internet hospital license and customer relationship acquired through the acquisition of Grand Doctor Medical Co., Ltd., were estimated by management based on the fair value of assets acquired. Internet hospital license is determined to have an indefinite life and it should not be amortized until its useful life is determined to be no longer indefinite. Amortization of customer relationship is recorded on the straight-line method based on the estimated useful lives which is 10 years.

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

For the years ended June 30, 2021 and 2022, there were no impairment recognized on long-lived assets.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

k)  Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit, including consideration of the impact of the COVID-19 pandemic. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

The Company adopted ASU 2017-04, from July 1, 2021, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”. After adopting this guidance, the Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

l)  Fair value of financial instruments

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

m)  Investors’ Deposit

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

n)   Business combination

Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair value at the date of acquisition. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

The Group early adopted Accounting Standard Update (“ASU”) 2017-01, from July 1, 2019, “Business Combination (Topic 805): Clarifying the Definition of a Business” for the two transactions discussed below, as permitted by this guidance. In accordance with ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is accounted for as an asset acquisition and the Company will allocate the cost of the acquisition including transaction costs to the assets acquired or liabilities assumed based on their related fair value.

o)    Asset Acquisition

When the Group acquires other entities, if the assets acquired and liabilities assumed do not constitute a business, the transaction is accounted for as an asset acquisition. Assets are recognized based on the cost, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Group’s books. If the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interest issued), measurement is based on either the cost to the acquiring entity or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The cost of a group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair value and does not give risk to goodwill.

p)  Revenue recognition

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

Wealth management service

Revenue generated from providing wealth management service represents one-time distribution commissions and performance-based income the Group earns by serving as a financial products distributor. It also included revenues generated from providing insurance brokerage service which represents one-time commission the Group earns by serving as a broker to insurance companies through facilitating the sales of various insurance products offered by the insurance companies.

One-time distribution commissions

One-time distribution commissions generated from the Group’s wealth management service are earned from (1) distribution of various financial products (mostly private-raised fund products) on behalf of the financial product issuers and (2) serving as a broker to insurance companies through facilitating the sales of various insurance products offered by the insurance companies.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

(1)	Distribution of financial products

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

One-time distribution commissions are separately negotiated for each agreement, and calculated based on a pre-agreed annualized rate, the fixed lock-up period of the financial products (days), and total amounts purchased by the investors through the Group’s distribution channels.

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

(2)	Insurance brokerage service

For insurance brokerage service, the single performance obligation identified is to provide facilitation service to the insurance companies, i.e. to refer clients to buy the customers’ insurance products. The brokerage service commission are earned when each individual insurance transaction is completed and a cooling off period has elapsed.

The Group enters into insurance brokerage service contracts with insurance companies to specify key terms and conditions of each arrangement, which among other things, include a pre-agreed one-time commission entitled by the Group in exchange for its sales facilitation service provided to the insurance companies. These commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by the Group in respect of an insurance product. The insurance companies have the right to amend the prospective commission percentage from time to time at their entire discretion by giving written notice to the Group.

Revenue from renewal service fees are based on actual renewal premiums paid by policyholders referred by the Group to insurance agency company and is in the form of renewal commissions. Renewal service fees, which are considered as variable consideration, are not included in the initial transaction price and are recorded when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, i.e., when a policyholder pays the renewal premium to the insurance company and the policy is renewed, because the Group is not able to conclude a significant reversal to the estimated variable consideration not probable until the contingency resolved. Renewal commissions are determined by multiplying a pre-agreed charge rate with renewal premiums actually paid by the policyholders. Renewal service fees are recognized in the net amount the Group receives from the insurance agency company.

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The clawback provision entitled the insurance companies and brokers to recall any payment previously paid to the Group or to set off against any future payment. During the years ended June 30, 2020, 2021 and 2022, there were revenue amounted HKD 1.0 million, HKD 0.2 million and HKD 0.3 million subject to clawback. The Group evaluates and updates its estimates of the clawback provision of each contract at each reporting date, based on historical experiences and various other assumptions that the Group believes to be reasonable under the circumstances and concludes that the occurrence of clawback from insurance companies and brokers are considered remote.

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

Health management service

The Group offers medical examination and disease screening services and renders such services at the request of its customers. The Group recognizes revenues when the examination reports are issued. For individual customers, fees are collected before the performance of the services.

Others

Revenue generated from others mainly represents referral service fee for oversea property purchases and information technology service fee for providing transaction process management service to fund managers. These revenues are recognized at a point in time based on the value of property purchased and the fund-raising amount of the products

The following tables present the Group’s revenues disaggregated by service line and timing of revenue recognition:

	Year Ended June 30, 2020
	Wealth	Assets		Total Net
	Management	Management	Others	Revenues
	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,274,434	—	5,809	1,280,243
Revenues recognized over time	—	4,620	—	4,620
Total	1,274,434	4,620	5,809	1,284,863

	Year Ended June 30, 2021
	Wealth	Assets		Total Net
	Management	Management	Others	Revenues
	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,795,552	1,322	23,928	1,820,802
Revenues recognized over time	—	13,620	—	13,620
Total	1,795,552	14,942	23,928	1,834,422

	Year Ended June 30, 2022
	Wealth	Assets	Health		Total Net
	Management	Management	Management	Others	Revenues
	RMB	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,871,958	171	422	22,642	1,895,193
Revenues recognized over time	27,615	19,305	—	—	46,920
Total	1,899,573	19,476	422	22,642	1,942,113
Amounts in US$	294,197	3,016	65	3,508	300,786

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

q)  Compensation and benefit

For wealth management and asset management service, compensation and benefits primarily include base salary, sales commission and other compensation and benefits of the Group’s relationship managers, who directly contribute to the Group’s revenues generation activities, such as distribution of fund products and insurance products. For health management service, compensation and benefit consist of expenditures incurred in the generation of the Group’s revenues, includes but not limited to salaries and welfare paid to physicians, nurses, purchase of medical consumables, depreciation and amortization, rental, and fees paid to third-party service providers.

Unpaid commissions were separately presented as commission payable and commission payable-long term on the Group’s consolidated balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

r)  Income taxes

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

s)  Uncertain tax positions

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

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group’s Hong Kong and PRC subsidiaries and VIEs are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the years ended June 30, 2020, 2021 and 2022, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2021 or 2022. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. For the years ended June 30, 2020, 2021 and 2022, the Group do not have any entity that is under tax examination.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

t)   Share-based compensation

The Group’s share-based payment transactions with employees are measured based on the grant-date fair value of the instruments, with recognition of either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. Refer to Note 17 for details.

u)   Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of chief executive officer of the Group’s management team. Consequently, the Group has determined that it has only one reportable operating segment, which is the provision of financial services.

v)  Earnings per share

Basic earnings per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the conversion of the convertible preferred shares are included in the computation of diluted earnings per share on an “if-converted” basis when the impact is dilutive.

w)  Commitments and contingencies

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

As of June 30, 2021 and 2022, the Group recognized RMB1,300 and nil contingent liabilities, respectively, relating to litigations against Hywin Wealth Management. Contingent liabilities recognized by the Group were included in the Group’s other payables and accrued liabilities account.

x) Comparative information

Certain items in prior years consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

y)  Recent issued or adopted accounting standards

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defers the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Company will adopt ASU 2016-02 from July 1, 2022. Upon adoption, we expected to record right-of-use assets and operating lease liabilities of RMB117,367 and RMB117,367 in the consolidated balance sheets, respectively.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. As a result of the issuance of ASU No. 2019-10 as discussed above, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group does not expect that the adoption will have material impact on the Company’s financial position, results of operations and cash flows.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The new guidance is required to be applied either prospectively to all transactions within the scope of ASU 2021-10 that are reflected in financial statements at the date of adoption and new transactions that are entered into after the date of adoption or retrospectively to those transactions. This guidance is effective for the Company for the year ending June 30, 2023. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

4.	Acquisitions

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

The acquisition was using the acquisition method of accounting. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income and cost approach. The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed are based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Acquisition of Grand Doctor Medical Co., Ltd.

On January 27, 2022, for the purpose of entering into high-end health management business, through Hywin Health Management (Shanghai) Co., Ltd. (“Hywin Health Management”), a subsidiary of the Group’s VIE, the Group acquired 65.26% equity interest of Grand Doctor Medical Co., Ltd. from third parties for a cash consideration of RMB80,500. As of June 30, 2022, the acquisition consideration payable amounts to RMB15,300.

The acquisition was accounted for as a business combination. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income and cost approach. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed are based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

The table below presented the allocation of purchase price to the major classes of assets and liabilities acquired as of January 27, 2022:

	Amount Allocated
	RMB	US$

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	3,736	557
Other current assets	21,897	3,263
Property and equipment and other non-current assets	23,486	3,499
Other current liabilities	(19,413)	(2,892)
Acquired intangible assets:
-- Internet Hospital License	3,600	536
-- Customer Relationship	2,600	387
Identifiable assets acquired and liabilities assumed (a)	35,906	5,350
Redeemable noncontrolling interest (b)	30,600	4,559
Consideration (c)	80,500	11,995
Goodwill (c+b-a)	75,194	11,204

The net revenue and net loss of Grand Doctor since the acquisition date and that were included in the Company’s consolidated statements of income for the year ended June 30, 2022 are RMB422 and RMB9,406, respectively.

5.	Deposits, Prepayments and Other Current Assets

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2021	2022	2022
	RMB	RMB	US$

Deposits for office spaces leases	26,055	24,852	3,703
Prepaid rental and property management fee	16,025	16,975	2,529
Other current assets	9,460	9,377	1,398
	51,540	51,204	7,630

6.	Property and Equipment, net

	As of June 30,
	2021	2022	2022
	RMB	RMB	US$

Real estate property (1)	—	300,757	44,814
Leasehold improvements	115,352	133,163	19,841
Electronic equipment	44,322	66,590	9,922
Furniture, fixtures and other equipment	21,271	21,840	3,254
Motor vehicles	2,533	2,533	377
Property and equipment, cost	183,478	524,883	78,208
Less: accumulated depreciation	(162,374)	(199,771)	(29,766)
	21,104	325,112	48,442

Depreciation expenses for the years ended June 30, 2021 and 2022 were approximately RMB18,715 and RMB25,448, respectively.

(1)

On December 9, 2021, the Group entered into a Share Purchase Agreement to purchase 100% equity interest of Shanghai Yulan Real Property Co., Ltd., Shanghai Suxiao Real Property Co., Ltd., Shanghai Danxiao Real Property Co. Ltd., and Shanghai Biyu Real Property Co., Ltd. (collectively refer to as the “Real Property Companies”), who are the owners of 3rd and 4th floor of No. 8, Yincheng Middle Road (the “Property”), the Group’s current principal office. The current principal office was leased from the Real Property Companies before the acquisition.

The consideration for acquiring the Real Property Companies is RMB36,338 cash as well as the assumption of liabilities of Real Property Companies of RMB273,950 to a third party. There is no noncash or contingent consideration. As of June 30, 2022, the Group has paid full amount of the cash consideration and RMB200,000 liabilities assumed in this acquisition to a third party. The acquisition is accounted as an asset acquisition since substantially all the fair value of the gross assets acquired is concentrated in a single group of identifiable assets. The excess of consideration over fair value of the assets acquired was allocated to property and equipment.

For the years ended June 30, 2021 and 2022, no impairment loss was recognized for the Group’s property and equipment.

7.	Intangible Assets, Net

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2021	2022	2022
	RMB	RMB	US$

Computer software	22,829	28,478	4,244
Licenses	15,295	15,648	2,332
Internet Hospital License	—	3,600	536
Customer Relationship	—	2,600	387
Intangible assets, cost	38,124	50,326	7,499
Less: accumulated amortization	(13,899)	(16,778)	(2,500)
	24,225	33,548	4,999

Amortization expenses for the years ended June 30, 2021 and 2022 were approximately RMB6,879 and RMB2,879, respectively.

For the years ended June 30, 2021 and 2022, no impairment loss was recognized for the Group’s intangible assets.

8.	Other Payables and Accrued Liabilities

	As of June 30,
	2021	2022	2022
	RMB	RMB	US$

Value added tax and other taxes payable	170,079	225,598	33,614
Accrued payroll	59,644	59,834	8,915
Service fee payables	7,458	2,710	404
Payables related to office rental and property management fee	26,968	12,102	1,803
Contingent liabilities related to legal proceedings	1,300	—	—
Equity purchase payable (1)	3,990	19,290	2,875
Payables related to the real property companies (2)	—	73,950	11,019
Other current liabilities	9,258	12,644	1,882
	278,697	406,128	60,512
(1)	As of June 30, 2021, this amount represented the cash consideration payable to a third-party for the acquisition of Shanghai Ziji in May 2020. As of June 30, 2022, this amount represented the cash consideration payable to a third party for the acquisition of Grand Doctor (Note 4) of RMB15,300, which has been paid off in July 2022 as well as the cash consideration payable of RMB3,990 to a third party for the acquisition of Shanghai Ziji in May 2020.
(2)	On December 9, 2021, Hywin Wealth Management Co., Ltd. acquires Shanghai Yulan Real Property Co., Ltd., Shanghai Suxiao Real Property Co., Ltd., Shanghai Danxiao Real Property Co. Ltd. and Shanghai Biyu Real Property Co., Ltd. (collectively refer to as the “Real Property Companies”). The Group took over the liabilities from the real property companies to a third party. The payables related to the real property companies amounted to RMB73,950, which is unsecured, interest free and payment on demand.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

9.	Income Taxes

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

For the years ended June 30, 2020, 2021 and 2022, the income tax rate of all the Group’s PRC subsidiaries and VIEs is 25%, except for Shanghai Ziji which enjoyed 15% preferential income tax rate since December 2019.

For the years ended June 30, 2020, 2021 and 2022, the Group’s income/(loss) before tax consisted of:

	Years Ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

PRC	201,203	308,685	333,425	51,639
HK	(44,038)	(12,929)	(10,009)	(1,550)
Cayman and others	(251)	(5)	1,031	160
	156,914	295,751	324,447	50,249

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

For the years ended June 30, 2020, 2021 and 2022, the Group’s income tax (expense)/ benefit consisted of:

	Years Ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Current	(51,512)	(86,367)	(88,861)	(13,763)
Deferred	749	(1,727)	283	44
	(50,763)	(88,094)	(88,578)	(13,719)

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Group’s actual income tax expense is as follows:

	Years Ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Income before income tax expense	156,914	295,751	324,447	50,249
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at PRC statutory income tax rate	(39,229)	(73,938)	(81,112)	(12,562)
Impact of different tax rates in other jurisdictions	(3,823)	(1,100)	(969)	(150)
Preferential tax treatments and tax holiday effects	43	(73)	1,110	172
Super deduction of qualified R&D expenditures	2	13	173	27
Expenses not deductible (including expenses accrued for share-based compensation amounting to RMB(92) (reversed), RMB5,487 and RMB1,835 for the years ended June 30, 2020, 2021 and 2022, respectively)	(5,621)	(9,737)	(3,011)	(468)
Valuation allowance on deferred tax assets	(2,135)	(3,259)	(4,769)	(738)
Income tax expense	(50,763)	(88,094)	(88,578)	(13,719)

The Group’s deferred tax liabilities were recorded as a result of recognition of the identifiable intangible assets acquired from various acquisition transactions. The Group’s deferred tax liabilities on June 30, 2022 and changes for the two years then ended were as follows:

Amount
RMB

Balance as of June 30, 2020	3,961
Decrease due to amortization of intangible assets	(207)
Exchange translation adjustment	(206)
Balance as of June 30, 2021	3,548
Decrease due to amortization of intangible assets	(207)
Increase due to acquisition	651
Exchange translation adjustment	59
Balance as of June 30, 2022	4,051
Amount in US$	604

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Group’s deferred tax assets on June 30, 2021 and 2022 were as follows:

	As of June 30,
	2021	2022	2022
	RMB	RMB	US$

Tax loss carry forward	12,266	17,094	2,547
Contingent losses related to legal proceedings	325	—	—
Net operating losses acquired through Acquisition	—	16,259	2,423
Others	329	324	48
Less, valuation allowance	(12,271)	(32,301)	(4,813)
	649	1,376	205

The Group’s deferred tax assets valuation allowance on June 30, 2022 and changes for the two years then ended were as follows:

Amount
RMB

Balance as of June 30, 2020	9,247
Increase during the year	3,259
Exchange translation adjustment	(235)
Balance as of June 30, 2021	12,271
Increase during the year	4,769
Increase due to acquisition of entities	15,206
Exchange translation adjustment	55
Balance as of June 30, 2022	32,301
Amount in US$	4,813

Total net operating losses (NOLs) carryforwards of the Group’s VIEs in mainland China is RMB41,871 and RMB112,370 as of June 30, 2021 and 2022, respectively. The NOLs carryforwards of the Group’s VIEs in mainland China as of June 30, 2022 will expire between the calendar years 2023 through 2027. The NOLs carryforwards of the Group’s VIEs in Hong Kong are RMB12,198 and RMB30,965 as of June 30, 2021 and 2022, respectively. The NOLs of the Group’s VIEs in Hong Kong can be carried forward indefinitely. The related deferred tax assets were calculated based on the respective net operating losses incurred by each of the consolidated VIEs and the respective corresponding enacted tax rate that will be in effect in the period in which the losses are expected to be utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax laws. For the year ended June 30, 2021, the Group recorded an additional valuation allowance in a net amount of RMB3,259. For the year ended June 30, 2022, the Group recorded an additional valuation allowance in a net amount of RMB19,975.

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

10.	Redeemable noncontrolling interest

During the business acquisition of Grand Doctor (Note 4), in addition to the cash consideration, the Group also granted each minority shareholders of Grand Doctor incremental rights as follows:

Redemption

The minority shareholder of Grand Doctor has the right to require the Group to redeem its shares held in Grand Doctor in the event (“Redemption Event”) that:

I.Annual revenue of Grand Doctor exceeds 50 million for calendar year 2022 or 2023;

II.Annual net income of Grand Doctor exceeds 6 million for calendar year 2022 or 2023;

III.Within two years after the closing of the acquisition of Grand Doctor, one subsidiary of Grand Doctor, Hainan Mingyimingzhen Medical Technology Co., Ltd completes the financing with third party with the valuation of no less than RMB100 million and actual financing amount no less than RMB10 million and the subsidiary has a positive EBIT for calendar year 2022 or 2023.

For any condition above is triggered, the minority shareholder has the right to request the Group to redeem its shares held in Grand Doctor with the price of RMB1.4 per share within 30 days of the events’ happening.

The redeemable noncontrolling interests of Grand Doctor are classified as mezzanine equity as they may be redeemed at the option of the minority shareholders of Grand Doctor on or after an agreed-upon date outside the sole control of the Group.

The redeemable noncontrolling interests were initially recorded at fair value. At each reporting date, the Group evaluates the probability of occurrence of any Redemption Event. If it is probable that a Redemption Event will occur and the noncontrolling interests will become redeemable, the Group recognizes changes in carrying value immediately as the Redemption Event occurs and adjusts the carrying value of the mezzanine equity to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable noncontrolling interests shall be affected by charges against retained earnings, or additional paid-in capital in the absence of retained earnings. Accordingly, if the noncontrolling interests are not currently redeemable and it is not probable that the noncontrolling interests will become redeemable, subsequent adjustment of the amount presented in temporary equity is unnecessary.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

11.	Ordinary Shares

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

As a result of these PRC laws and regulations, the Group’s PRC subsidiary and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2021 and 2022, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s PRC subsidiary and VIEs, that are included in the Company’s consolidated net assets were approximately RMB409,838 and RMB440,723, respectively.

Financial information of Parent Company

The Company was incorporated on July 19, 2019 and became parent company of the Group upon the completion of the Reorganization on September 29, 2019. The following disclosures presented the financial positions of the Parent Company as of June 30, 2021 and 2022, and results of operations and cash flows for the years ended June 30, 2020, 2021 and 2022, as if the current corporate structure has been in existence throughout the periods presented.

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

Balance Sheets

(In thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2021	2022	2022
	(RMB)	(RMB)	(US$)

Assets
Investments in subsidiaries and VIEs	720,927	968,313	144,279
Total Assets	720,927	968,313	144,279
Liabilities and Equity

Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000 shares as of June 30, 2021 and 2022, respectively)	36	36	5
Additional paid-in capital	503,050	510,390	76,048
Accumulated gain	213,560	449,429	66,966
Accumulated other comprehensive (loss)/income	4,281	8,458	1,260
Total equity	720,927	968,313	144,279

Total Liabilities and Equity	720,927	968,313	144,279

Statements of Operations

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Share of income from subsidiaries and VIEs	106,151	207,657	235,869	36,530
Net income	106,151	207,657	235,869	36,530

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Statements of Cash Flows

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Interest income	—	—	791	123
Cash flows from operating activities	—	—	791	123
Investment in subsidiaries	—	(180,677)	—	—
Cash flows from investing activities	—	(180,677)	—	—
Proceeds from issuance of ordinary shares from IPO	—	180,677	—	—
Cash flows from financing activities	—	180,677	—	—
Effect of exchange rate changes	—	—	—	—
Net change in cash and cash equivalents	—	—	791	123
Cash and cash equivalents at beginning of the year	—	—	—	—
Cash and cash equivalents at end of the year	—	—	791	123

13.	Employee Defined Contribution Plan

Full time employees of the Group’s subsidiaries and VIEs in mainland and Hong Kong, the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of mainland and Hong Kong, PRC require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as incurred. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were approximately RMB51,000, RMB47,362 and RMB73,694 for the years ended June 30, 2020, 2021 and 2022, respectively.

14.	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers. As of June 30, 2022, all of the Groups’ cash and cash equivalents and restricted cash was held by major financial institutions located in Mainland and Hong Kong, China. The Group believes that these financial institutions located in Mainland and Hong Kong China are of high credit quality. For accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers, the Group extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Group delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Group considers that the Group’s credit risk for accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers is significantly reduced.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Concentration of customers

The following tables summarized the information about the Group’s concentration of customers for the years ended June 30, 2020, 2021 and 2022 or as of June 30, 2021 and 2022, respectively:

	A	B	C	D	E	F	G	H	I	J	K

Year Ended June 30, 2022
Revenues, customer concentration risk	*	*	*	*	13%	*	*	—	14%	10%	*

Year Ended June 30, 2021
Revenues, customer concentration risk	18%	11%	*	*	*	*	*	*	*	—	—

Year Ended June 30, 2020
Revenues, customer concentration risk	*	—	—	—	*	26%	15%	10%	*	*	—

As of June 30, 2022 (1)
Accounts receivable (from third parties and related parties), customer concentration risk	*	*	*	*	*	*	*	—	13%	36%	12%

As of June 30, 2021 (1)
Accounts receivable (from third parties and related parties), customer concentration risk	*	*	18%	16%	14%	*	—	*	*	—	—
(1)

The denominator for the calculation of accounts receivable, customer concentration risk was the total amount of accounts receivable from third parties and accounts receivable from related parties (as disclosed in Note 15 below) as of June 30, 2021 and 2022, respectively.

*	Less than 10%.
-	No transaction incurred for the reporting period/no balance existed as of the reporting date.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

15.	Related Party Balances and Transactions

The following is a list of the related parties with whom the Group conducted significant transactions during the three years ended June 30, 2022, and their relationship with the Group:

Name of the related parties	Relation with the Group

Hywin Financial Holding Group Co., Ltd. (“Hywin Financial Holding”)	An entity ultimately controlled by Mr. HAN Hongwei

Ms. WANG Dian	Senior executive officer

Yushang Group Co., Ltd.	a direct subsidiary of Hywin Financial Holding

Shanghai Yushang Commodity International Trade Co., Ltd.	an indirect subsidiary of Hywin Financial Holding

Shanghai Youqiding Asset Management Co., Ltd. (dissolved in January 2020)	an indirect subsidiary of Hywin Financial Holding

Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I	Non-controlling interest shareholder of Grand Doctor

Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II	Non-controlling interest shareholder of Grand Doctor

Hywin Asset Management Co., Ltd.	a direct subsidiary of Hywin Financial Holding

Tibet Haiyinhui Network Technology Co., Ltd. (dissolved in June 2021)	an entity ultimately controlled by Mr. HAN Hongwei

Real Estate Group Entities (related parties of the Company for the years ended June 30, 2020):	Entities controlled by an immediate family member of Mr. HAN Hongwei

Shanghai Lanyun Real Estate Co., Ltd.

Shanghai Danxiao Real Estate Co., Ltd.

Shanghai Suxiao Real Estate Co., Ltd.

Shanghai Yulan Real Estate Co., Ltd.

Shanghai Yubi Real Estate Co., Ltd.

Shanghai Biyu Real Estate Co., Ltd.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

As of June 30, 2021 and 2022, the related party balances of the Group are listed as follows:

	As of June 30,
	2021	2022	2022
	RMB	RMB	US$

Amount due from related parties

Amounts lent to a related party (1):
Hywin Financial Holding Group Co., Ltd. (“Hywin Financial Holding”)	126,103	66,103	9,849

Due from related parties total	126,103	66,103	9,849

Amount due to related parties

Loans borrowed from and interest payable to related parties, net
Wang Dian	1,891	1,891	282
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I (4)	—	5,005	746
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II (4)	—	6,370	948
Others	408	406	61
	2,299	13,672	2,037

Dividend payable to a related party:
Ms. Wang Dian	22,500	22,500	3,353

Due to related parties-total	24,799	36,172	5,390

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

For the years ended June 30, 2020, 2021 and 2022, the significant related party transactions summarized by different natures are as follows:

	For the years ended June 30,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$

Wealth management and asset management services revenues from a related party
Hywin Asset Management Co., Ltd.	3,615	3,144	4,499	697
	3,615	3,144	4,499	697
Rental expenses charged by related parties
Real Estate Group Entities(2)	32,268	—	—	—
	32,268	—	—	—

Net loans borrowed from/lent to related parties (3)
Loan lent to a related party, net
Hywin Financial Holding Group Co., Ltd.	107,160	1,579	—	—
	107,160	1,579	—	—

Collection of loans lent to related parties, net
Shanghai Yushang Commodity International Trade Co. Ltd.	40,000	—	—	—
Yushang Group Co., Ltd.	334	—	—	—
Shanghai Youqiding Asset Management Co., Ltd.	4,771	—	—	—
Hywin Financial Holding Group Co., Ltd.	—	—	60,000	9,293
	45,105	—	60,000	9,293

Loans borrowed from related parties, net
Tibet Haiyinhui Network Technology Co., Ltd.	1,941	—	—	—
Others	87	321	—	—
	2,028	321	—	—

Net loans and interest payables took over from acquiring Grand Doctor Medical Co., Ltd.(4)
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I	—	—	4,840	721
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II	—	—	6,160	917
	—	—	11,000	1,638

Interest expenses charged by related parties
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I	—	—	165	25
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II	—	—	210	31
	—	—	375	56

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Note 1	The loan was lent to related party for the purpose of supporting the business development of the related party, which was unsecured, interest free and payment on demand.

Note 2

Real Estate Group Entities are no longer related parties of the Company as of June 30, 2021, therefore the balance and transactions between these entities and the Company are not shown as the related party balance and transactions.

Note 3	The loans lent to/borrowed from the related party are unsecured, interest free and payment on demand.
Note 4

On January 27, 2022, the Group entered into a series of definitive share transfer agreements and capital increase agreement to purchase 65.26% equity interest of Grand Doctor Medical Co., Ltd., which has net loans amounted to RMB10,000 payable to, minority shareholder of Grand Doctor Medical Co., Ltd., Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I and Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II. The loans borrowed from Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I and Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II are unsecured, payment on demand and 9% interest rate.

16.	Commitments and Contingencies

The following table sets forth the Group’s operating lease commitment as of June 30, 2022:

	Office Rental
	RMB	US$

Year ending June 30,
-2023	66,602	9,924
-2024	37,912	5,649
-2025	11,684	1,741
-2026	4,345	647
-2026	4,284	638
thereafter	7,454	1,111
Total	132,281	19,710

For the years ended December 31, 2020, 2021 and 2022, rental expenses under operating leases were approximately RMB125,828, RMB111,432 and RMB108,782, respectively.

Based on management’s assessment of the outcome of the legal proceedings as discussed in Note 8, the Group accrued RMB1,300 and nil contingent liabilities as of June 30, 2021 and 2022, respectively.

17.	Share-based Compensation

On January 1, 2016, January 1, 2017 and January 8, 2018, one of the Group’s consolidated VIEs, Hywin Wealth Management granted and issued options to its employees for the purchase of an aggregate of 8,998,465 shares of Hywin Wealth Management. The option exercise price was set at RMB1.23, RMB1.35 and RMB1.83 per share for the options granted on January 1, 2016, 2017 and January 8, 2018, respectively. All these options were vested upon issuance. The options issued had a repurchase feature, which gave the awardees the right to require the Group to repurchase part or all of the options for the employees hold for cash. Given the condition of the grants, vests, repurchases and exercises of the relevant options issued historically were all under similar conditions, the Group considered all these options were granted and issued under a share incentive plan, or the 2018 Option Plan.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

On September 30, 2019, the Company adopted a share option plan (the “2019 Option Plan”) for the employees to purchase ordinary shares of the Company. Under the 2019 Option Plan, the maximum aggregate number of ordinary shares available for issuance would be 2,250,000 ordinary shares. Each grantee of the 2018 Option Plan entered into an amended grant letter with Hywin Wealth Management and the Company, all parties agreed to replace the issued and outstanding options granted by Hywin Wealth Management with the options granted by the Company under the 2019 Option Plan, and terminate the 2018 Option Plan, with each one option granted by the Company replacing ten options granted by Hywin Wealth Management. The exercise price replaced by the 2019 Option Plan was US$1.894, US$1.946 and US$2.801 per share for the options originally granted on January 1, 2016, 2017 and January 8, 2018, respectively. The 2019 Option Plan also granted to the employees 1,499,753 new options of the Company with nil exercise price. The exercise period of any options granted under the 2019 Option Plan shall start from one year after the IPO of the Company through December 31, 2023.

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

As of March 26, 2021, the Company completed its IPO on NASDAQ, which is regarded as the milestone that it fulfilled both the performance and service condition. As such, the fair value of the options and the compensation cost under the 2019 Option plan should be recognized from March 26, 2021. The grant date of the 2019 Option plan is considered to be September 30, 2019. The requisite service period should start from the earliest signing date of the respective option plan until the later of the one year after IPO successfully and 5 years after earliest option plan signing date. No new options were granted since October 1, 2019. Nil and 781,270 options were exercisable as of June 30, 2021 and 2022.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The following table summarizes the option activities under the 2018 Option Plan and 2019 Option Plan during the years ended June 30, 2020, 2021 and 2022, respectively:

		Weighted
		Average	Weighted
		Remaining	Average
	Number	Contractual	Exercise
	of options	Life (Years)	Price (RMB)

Outstanding and exercisable, June 30, 2019	7,502,470	0.25	1.55
Granted/Vested	—	—	—
Forfeited	—	—	—
Exercised	—	—	—
Replaced by 2019 Option plan as of September 30, 2019	(7,502,470)	—	1.55
Outstanding and exercisable, June 30, 2020	—	—	—
Recognition of options originally under 2018 Option Plan and replaced by 2019 Option plan as of March 26, 2021	750,247	1.11	16.43
Recognition of new options granted under 2019 Option plan as of March 26, 2021	1,499,753	2.00	—
Forfeited	(235,613)	—	0.74
Exercised	—	—	—
Outstanding, June 30, 2021	2,014,387	1.48	5.29
Forfeited	(102,084)	—	1.21
Exercised	—	—	—
Outstanding, June 30, 2022	1,912,303	0.62	5.02

For the year ended June 30, 2019 and 2020, there were no newly issued options under 2018 Option Plan. For the year ended June 30, 2021, 2,250,000 options were granted under the 2019 Option plan and 235,613 options were forfeited. And for the year ended June 30, 2022, 102,084 options were forfeited. The Company recognized share compensation expense for the share options under the 2019 Option plan of RMB21,947 and RMB7,340 for the year ended June 30, 2021 and 2022, respectively.

In August 2018, Hywin Wealth Management repurchased 1,495,995 options issued and outstanding, which resulted in an amount of RMB674 decrease in share-based compensation liabilities as of June 30, 2019 compared with June 30, 2018.

The options granted and issued under the 2018 Option Plan were treated as liabilities due to the repurchase feature was attached. As a result, they were measured at fair value when granted and remeasured as of each reporting date. For the years ended June 30 2020, 2021 and 2022, loss and gain related to changes in fair value of the option liabilities recorded as share-based compensation benefit in the Group’s statements of income and comprehensive income were RMB369, nil and nil, respectively.

There are no share-based compensation liabilities as of June 30, 2021 and 2022.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

18.	Subsequent Events

In August 2022, the Company entered into a series of definitive share transfer agreements and capital increase agreement with Beijing iLife3 Technology Co. Ltd (“Life Infinity”), one of the leading integrated health management service providers in China, and its existing shareholders with an aggregate purchase consideration of approximately RMB141,000 in cash to acquire 63.39% equity interest in Life Infinity. In September 2022, the Company entered into an investment agreement with independent third parties, to obtain 65% equity interest of Sincerity and Compassion Health Management Center with a consideration of RMB55,250.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.