Form 20-F
period 2023-06-30
Hywin Holdings Ltd.
filed 2023-10-18
CIK 1785680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

47,750,000 ordinary shares (excluding 8,250,000 ordinary shares issued to the depositary for bulk issuance of ADSs, par value US$0.0001 per share, as of June 30, 2023).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
●	“AMAC” refers to the Asset Management Association of China;
●	“AUM” refers to assets under management, which represent a) the amount of capital contributions made by investors to asset management products that we manage as investment manager or investment advisor, for which we are entitled to receive recurring service fees calculated as a function of defined fee rates and the value of the asset management products, if the value of such products is not marked to market; and b) the net asset value of funds or discretionary mandates or advisory mandates that we manage, for which we are entitled to receive recurring service fees calculated as a function of defined fee rates and the value of the funds or mandates, if the value of such funds or mandates is marked to market;
●	“CAGR” refers to compound annual growth rate;
●	“China” or the “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, except when referencing specific laws and regulations adopted by the PRC and other legal and tax matters applicable only to the PRC, and excluding, for the purpose of this annual report only, Taiwan; the legal and operational risks associated with operating in the PRC also apply to our operations in Hong Kong;
●	“EIT” refers to PRC enterprise income tax;
●	“HNWIs” refers to high net worth individuals with investable assets over US$1.0 million;
●	“Hywin,” “we,” “us,” “the Company,” “our company,” “the Group” and “our” refer to Hywin Holdings Ltd., an exempted company incorporated in the Cayman Islands, and its subsidiaries and, only in the context of describing our consolidated financial information, business operations and operating data, the VIEs, which are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;
●	“Hywin Consulting” refers to Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.;
●	“MOFCOM” refers to the Ministry of Commerce of the PRC;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“SAFE” refers to the State Administration of Foreign Exchange;
●	“transaction value” refers to the aggregate value of the financial products we distribute through our wealth management business during a given period;
●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and
●	“VIE” refers to variable interest entity.

Our reporting currency is Renminbi because the majority of our business is conducted in China and the majority of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate published by the People’s Bank of China (“PBOC”). Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB 7.2258 to US$1.00 for figures on the balance sheet as of June 30, 2023, the exchange rate on June 30, 2023 published by the PBOC. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. In addition, unless the context indicates otherwise, all information in this annual report assumes no exercise by the underwriters of their over-allotment option.

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

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings and oversight on cybersecurity and data privacy. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong.”

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

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Our Corporate Structure and Contractual Arrangements with the VIEs and Their Shareholders

Hywin is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Hywin Consulting (“WFOE”), in which we hold equity ownership interests, and (ii) the VIEs, namely Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), Shanghai Hywin Network Technology Co., Ltd. (“Shanghai Hywin Network Technology”), and Shenzhen Panying Asset Management Co., Ltd. (“Shenzhen Panying”). We have control over the VIEs through our WFOE. Our WFOE entered into a series of contractual arrangements with the VIEs and their shareholders, allowing us to exercise effective control over the VIEs. These agreements or their forms include: (i) Exclusive Technical Consultation and Service Agreements, which enable us to receive substantially all of the economic benefits of the VIEs, (ii) Voting Rights Proxy and Financial Supporting Agreements and Equity Pledge Agreements, which provide us with effective control over the VIEs, and (iii) Equity Option Agreements, which provide us with the option to purchase all of the equity interests in the VIEs. However, control through these contractual arrangements is not equivalent to an equity ownership in the business of the VIEs, and we could face heightened risks and costs in enforcing these contractual arrangements. Any reference to control or benefits that accrue to us because of these contractual arrangement with the VIEs are limited to and subject to conditions that we have satisfied for consolidation of the VIEs under U.S. GAAP. Hywin Holdings Ltd. consolidates the operations and financial results of the VIEs in its financial statements as the primary beneficiary for accounting purposes. Investors in our ADSs thus are not purchasing equity interests in the VIEs that have substantial business operations in China, but instead are purchasing equity interests of a Cayman Islands holding company. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. The VIEs are consolidated for accounting purposes only and the Company does not own equity interests in the VIEs nor does the Company operate business through the VIEs.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The PRC government could disallow the VIE structure, which would likely result in a material change in our operations and/or value of our securities, including that it could cause our securities to significantly decline in value or become worthless. If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. A significant part of our assets, including the necessary licenses to conduct business in China, are held by the VIEs. A significant part of our revenues is generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of our securities diminishing substantially or even becoming worthless. Hywin Holdings Ltd., our WFOE, the VIEs, and investors of Hywin Holdings Ltd. face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. Our ADSs may decline in value or become worthless if we are unable to consolidate the VIEs’ operations and financial results in our financial statements in accordance with U.S. GAAP, since the VIEs conduct a significant part of our operations. In addition, the VIE agreements under the contractual arrangements have never been tested in a court of law in China. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

The following diagram illustrates our corporate structure, including our significant subsidiaries and the VIEs, as of the date of this annual report:

Hywin Holdings Ltd. (Cayman)
100%
Hywin Wealth Global Limited (BVI)
100%
Hywin Wealth International Limited (HK)
100%
Offshore
Onshore
Hywin Financial Holding Group Co., Ltd.(1)
Ms. WANG Dian
85%
15%
Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.
Shanghai Hywin Network Technology Co., Ltd.
100%
Hywin Health Management (Shanghai) Co., Ltd.
Hywin Wealth Management Co., Ltd. (HK)
Shenzhen Panying Asset Management Co., Ltd.
100%
Hywin Fund Distribution Co., Ltd.
Hywin Financial Consulting Co., Ltd.
Hywin Wealth Information Technology Co., Ltd.
Haiteng Enterprise Consulting (Shanghai) Co., Ltd.
Shanghai Yulan Prosperities Co., Ltd.
Shanghai Danxiao Prosperities Co., Ltd.
Shanghai Suxiao Prosperities Co., Ltd.
Shanghai Biyu Prosperities Co., Ltd.
100%
63.39%
65%
Shanghai Baishou Medical Information Consulting Co., Ltd.
Hainan Haihui Health Management Co., Ltd.
Beijing iLife3 Technology Co., Ltd.
Sincerity and Compassion Health Management Center
65.26%
Grand Doctor Medical Co., Ltd.
Hainan Haijia Health Management Co., Ltd.
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

Transfer of Funds and Other Assets Between Us, Our Subsidiaries and the VIEs

The typical structure of cash flows through our organization is as follows: (i) our WFOE, Hywin Enterprise Management Consulting (Shanghai) Co., Ltd., receives funds from Hywin Holdings Ltd. through either capital contributions or loans; (ii) our WFOE makes loans to the VIEs and their subsidiaries; (iii) the VIEs and their subsidiaries receive funds generated from products and/or services provided to clients; and (iv) the VIEs and their subsidiaries pay service fees to our WFOE pursuant to Exclusive Technical Consultation and Services Agreement, and our WFOE transfers funds to Hywin Wealth International Limited, which in turn transfers funds to Hywin Wealth Global Limited, and finally to Hywin Holdings Ltd., all through dividends and distributions. As of the date of this annual report, none of our subsidiaries and the VIEs has declared or paid any dividends or made any distributions to their respective holding companies, including Hywin Holdings Ltd., nor does any of them have intention to do so. As of the date of this annual report, Hywin Holdings Ltd. has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash have been transferred to our investors. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the VIEs. For details regarding the cash transfer between us, our subsidiaries and the consolidated VIEs, see “—Financial Information Related to the VIEs” and “Item 4. Information on the Company—C. Organizational Structure—Cash Transfers Between VIE Entities and our Company and its Subsidiaries.”

There are limitations on our ability to transfer cash between us, our subsidiaries and the VIEs, and there is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIEs to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent cash generated from operations from leaving the PRC, restrict deployment of cash into the businesses of us, our subsidiaries and the VIEs, and restrict the ability of us, our subsidiaries and the VIEs to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIEs, see “—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Financial Information Related to the VIEs

The following tables present the selected condensed consolidating schedules depicting the balance sheets, results of operations and cash flows for us, the VIEs, the WFOE and an aggregation of other entities, eliminating intercompany amounts and consolidated totals as of and for the years ended June 30, 2021, 2022 and 2023.

In these tables, “Parent” refers to Hywin Holdings Ltd., which is incorporated in the Cayman Islands. “VIEs” refer to Hywin Wealth Management Co., Ltd., Shenzhen Panying Asset Management Co., Ltd. and Shanghai Hywin Network Technology Co., Ltd., and their subsidiaries. “WFOE” refers to Hywin Holdings Ltd.’s wholly foreign-owned subsidiary, Hywin Enterprise Management Consulting (Shanghai) Co., Ltd. “Other subsidiaries” refer to Hywin Wealth Global Limited, which is a BVI company wholly owned by Hywin Holdings Ltd., and Hywin Wealth International Limited, which is a Hong Kong company wholly owned by Hywin Wealth Global Limited.

Selected Condensed Consolidating Schedule of Balance Sheets

	As of June 30, 2023
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash and cash equivalents	948	768,739	18,496	80,725	—	868,908
Restricted cash	—	76,975	—	—	—	76,975
Accounts receivable, net	—	415,134	—	—	—	415,134
Amounts due from related parties	192,011	—	—	—	(192,011)	—
Deposits, prepayments and other current assets	36	45,498	826	32	—	46,392
Term deposit	—	—	—	28,903	—	28,903
Contract assets	—	33,491	—	—	—	33,491
Property and equipment, net	—	349,685	—	—	—	349,685
Long-term investment	—	1,000	—	—	—	1,000
Intangible assets, net	—	98,603	—	—	—	98,603
Goodwill	—	257,712	—	—	—	257,712
Long-term prepayments	—	9,657	—	—	—	9,657
Deferred tax assets, net	—	725	—	—	—	725
Operating lease right-of-use assets, net	—	186,307	—	—	—	186,307
Total assets	192,995	2,243,526	19,322	109,660	(192,011)	2,373,492
Commission payable	—	172,456	—	—	—	172,456
Accounts payable	—	3,332	—	—	—	3,332
Advance from customers	—	39,812	—	—	—	39,812
Investors’ deposit	—	70,934	—	—	—	70,934
Income tax payable	—	167,798	—	—	—	167,798
Amounts due to related parties	—	91,528	30,415	108,141	(192,011)	38,073
Other payables and accrued liabilities	—	433,197	20	—	—	433,217
Operating lease liabilities	—	83,573	—	—	—	83,573
Commission payable-long term	—	526	—	—	—	526
Deferred tax liabilities	—	20,028	—	—	—	20,028
Operating lease liabilities, non-current	—	100,521	—	—	—	100,521
Total liabilities	—	1,183,705	30,435	108,141	(192,011)	1,130,270
Total mezzanine equity	—	30,600	—	—	—	30,600
Total noncontrolling interest	—	100,931	—	—	—	100,931
Total shareholders’ equity	192,995	928,290	(11,113)	1,519	—	1,111,691
Total liabilities, mezzanine equity, and shareholders’ equity	192,995	2,243,526	19,322	109,660	(192,011)	2,373,492

	As of June 30, 2022
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash and cash equivalents	791	377,558	46,250	100,537	—	525,136
Restricted cash	—	135,242	—	—	—	135,242
Accounts receivable, net	—	564,374	—	—	—	564,374
Amounts due from related parties	187,706	66,103	—	—	(187,706)	66,103
Deposits, prepayments and other current assets	34	51,159	3,065	—	(3,054)	51,204
Property and equipment, net	—	325,112	—	—	—	325,112
Long-term investment	—	1,000	—	—	—	1,000
Intangible assets, net	—	33,548	—	—	—	33,548
Goodwill	—	75,194	—	—	—	75,194
Long-term prepayments	—	5,774	—	—	—	5,774
Deferred tax assets, net	—	725	—	—	—	725
Total assets	188,531	1,635,789	49,315	100,537	(190,760)	1,783,412
Commission payable	—	83,205	—	—	—	83,205
Investors’ deposit	—	132,154	—	—	—	132,154
Income tax payable	—	120,151	—	—	—	120,151
Amounts due to related parties	—	72,747	53,727	100,458	(190,760)	36,172
Borrowings	—	2,000	—	—	—	2,000
Other payables and accrued liabilities	—	409,182	(3,054)	—	—	406,128
Commission payable-long term	—	1,289	—	—	—	1,289
Deferred tax liabilities	—	3,400	—	—	—	3,400
Total liabilities	—	824,128	50,673	100,458	(190,760)	784,499
Total mezzanine equity	—	30,600	—	—	—	30,600
Total shareholders’ equity	188,531	781,061	(1,358)	79	—	968,313
Total liabilities, mezzanine equity, and shareholders’ equity	188,531	1,635,789	49,315	100,537	(190,760)	1,783,412

	As of June 30, 2021
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash and cash equivalents	—	258,609	—	180,678	—	439,287
Restricted cash	—	266,023	—	—	—	266,023
Accounts receivable, net	—	594,061	—	—	—	594,061
Amounts due from related parties	180,710	126,103	—	—	(180,710)	126,103
Deposits, prepayments and other current assets	—	51,540	—	—	—	51,540
Property and equipment, net	—	21,104	—	—	—	21,104
Intangible assets, net	—	24,225	—	—	—	24,225
Long-term prepayments	—	7,427	—	—	—	7,427
Deferred tax assets, net	—	649	—	—	—	649
Total assets	180,710	1,349,741	—	180,678	(180,710)	1,530,419
Commission payable	—	127,194	—	—	—	127,194
Investors’ deposit	—	248,277	—	—	—	248,277
Income tax payable	—	116,897	—	—	—	116,897
Amounts due to related parties	—	24,799	—	180,710	(180,710)	24,799
Other payables and accrued liabilities	—	278,697	—	—	—	278,697
Commission payable-long term	—	10,080	—	—	—	10,080
Deferred tax liabilities	—	3,548	—	—	—	3,548
Total liabilities	—	809,492	—	180,710	(180,710)	809,492
Total shareholders’ equity	180,710	540,249	—	(32)	—	720,927
Total liabilities, mezzanine equity, and shareholders’ equity	180,710	1,349,741	—	180,678	(180,710)	1,530,419

Selected Condensed Consolidating Schedule of Results of Operations

	For the year ended June 30, 2023
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues	—	2,091,757	21,174	—	(21,174)	2,091,757
Operating costs and expenses	5,207	1,888,541	21,284	—	(20,660)	1,894,372
Income/(loss) from operations	(5,207)	203,216	(110)	—	(514)	197,385
Interest income/(expenses), net	93	(159)	36	1,378	—	1,348
Other expenses, net	—	(455)	(6,628)	—	—	(7,083)
Income/(loss) before income tax expense	(5,114)	202,602	(6,702)	1,378	(514)	191,650
Income tax expense	—	(71,380)	—	—	—	(71,380)
Net income/(loss)	(5,114)	131,222	(6,702)	1,378	(514)	120,270

	For the year ended June 30, 2022
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues	—	1,942,113	19,338	—	(19,338)	1,942,113
Operating costs and expenses	7,339	1,648,278	19,629	—	(59,823)	1,615,423
Income/(loss) from operations	(7,339)	293,835	(291)	—	40,485	326,690
Interest income, net	761	554	107	76	—	1,498
Other income/(expenses), net	—	487	(4,228)	—	—	(3,741)
Income/(loss) before income tax expense	(6,578)	294,876	(4,412)	76	40,485	324,447
Income tax expense	—	(88,578)	—	—	—	(88,578)
Net income/(loss)	(6,578)	206,298	(4,412)	76	40,485	235,869

For the year ended June 30, 2021

				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Net revenues	—	1,834,422	—	—	—	1,834,422
Operating costs and expenses	21,948	1,530,863	—	5	—	1,552,816
Income/(loss) from operations	(21,948)	303,559	—	(5)	—	281,606
Interest income, net	—	1,537	—	—	—	1,537
Other income, net	—	12,608	—	—	—	12,608
Income/(loss) before income tax expense	(21,948)	317,704	—	(5)	—	295,751
Income tax expense	—	(88,094)	—	—	—	(88,094)
Net income/(loss)	(21,948)	229,610	—	(5)	—	207,657

Selected Condensed Consolidating Schedule of Cash Flows

	For the year ended June 30, 2023
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Net cash provided by operating activities	93	525,229	—	—	—	525,322
Net cash used in investing activities	—	(201,099)	(47,566)	(19,812)	19,812	(248,665)
Net cash used in financing activities	—	1,568	19,812	—	(19,812)	1,568
Effect of exchange rate changes	64	7,216	—	—	—	7,280
Net increase in cash, cash equivalents, and restricted cash	157	332,914	(27,754)	(19,812)	—	285,505
Cash and cash equivalents at beginning of the year	791	377,558	46,250	100,537	—	525,136
Cash and cash equivalents at end of the year	948	768,739	18,496	80,725	—	868,908
Restricted cash at beginning of the year	—	135,242	—	—	—	135,242
Restricted cash at the end of the year	—	76,975	—	—	—	76,975

	For the year ended June 30, 2022
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Net cash provided by operating activities	—	238,751	—	—	—	238,751
Net cash provided by/(used in) investing activities	761	(253,367)	(33,891)	(80,141)	80,141	(286,497)
Net cash (used in)/provided by financing activities	—	(1,000)	80,141	—	(80,141)	(1,000)
Effect of exchange rate changes	30	3,784	—	—	—	3,814
Net increase/(decrease) in cash, cash equivalents, and restricted cash	791	(11,832)	46,250	(80,141)	—	(44,932)
Cash and cash equivalents at beginning of the year	—	258,609	—	180,678	—	439,287
Cash and cash equivalents at end of the year	791	377,558	46,250	100,537	—	525,136
Restricted cash at beginning of the year	—	266,023	—	—	—	266,023
Restricted cash at the end of the year	—	135,242	—	—	—	135,242

	For the year ended June 30, 2021
				Other	Eliminating	Consolidated
	Parent	VIEs	WFOE	subsidiaries	adjustments	totals

	(RMB in thousands)
Net cash provided by operating activities	—	334,033	—	—	—	334,033
Net cash used in investing activities	(180,677)	(14,631)	—	—	180,677	(14,631)
Net cash provided by financing activities	180,677	4,929	—	180,677	(180,677)	185,606
Effect of exchange rate changes	—	11,917	—	—	—	11,917
Net increase in cash, cash equivalents, and restricted cash	—	336,248	—	180,677	—	516,925
Cash and cash equivalents at beginning of the year	—	108,358	—	—	—	108,358
Cash and cash equivalents at end of the year	—	258,610	—	180,677	—	439,287
Restricted cash at beginning of the year	—	80,027	—	—	—	80,027
Restricted cash at the end of the year	—	266,023	—	—	—	266,023

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

We face various legal and operational risks and uncertainties associated with being based in and having our operations primarily in Mainland China and the complex and evolving PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business and as such may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will release regulations or policies regarding the industry where we operate, which could adversely affect our business, financial condition and results of operations. The PRC government also has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or be listed on an exchange in the United States or other foreign countries outside of China. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong.”

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business

●	The products that we distribute involve various risks and our failure to identify or fully appreciate such risks will negatively affect our reputation, client relationships, operations and prospects.
●	A drop or perceived drop in the investment performance for products we distribute, a decline in the value of the assets under our management or any decline in sales of our other services could adversely affect our revenues and profitability.
●	Our expansion into the high-end health management business and acquisition of health management centers may not achieve operating results as anticipated, which could materially and adversely affect our results of operations.

●	A significant portion of the wealth management products we distribute have real estate or real estate-related financial products as their underlying assets. Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.
●	We may fail to maintain or renew existing licenses or to obtain additional licenses and permits necessary to conduct our operations, or fail to comply with laws and regulations applicable to our business and services, and our business may be materially and adversely affected.
●	If certain categories of products currently traded on local financial assets exchanges become restricted or prohibited, or if local financial assets exchanges are prohibited from listing exchange-administered products, our business, financial condition and prospects would be materially and adversely affected.
●	We may not be able to continue to retain or expand our HNWI client base or maintain or increase the amount of investments made by our clients in the products we distribute.
●	Any material decrease in the fee rates of commissions, management fees, and performance-based fees for our services may have an adverse effect on our revenues, cash flows and results of operations.
●	We may be required to refund medical examination fees and membership fees prepaid by our customers.
●	We receive a large proportion of our net revenues from a limited number of financial product providers and customers, and any adverse changes in our relationships with such financial product providers and customers or in their business and financial conditions may cause significant fluctuations in our revenue and impact our business.
●	Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
●	We face significant competition in the wealth management and health management service industry, we could lose our market share and our results of operations and financial conditions may be materially and adversely affected.
●	Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations.
●	We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.
●	Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including the non-compliances with laws and regulations or our internal policies and procedures.
●	Misconduct of our relationship managers or other employees could harm our reputation or lead to regulatory sanctions or litigation costs.
●	We may not be able to effectively implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.
●	We and our directors and/or executive officers may be involved from time to time in legal or administrative proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

●	If we breach the contractual obligations under the asset management agreements or fiduciary duties we owe to counterparties in connection with our asset management service business, our results of operations will be adversely impacted.
●	We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in increased share-based compensation expenses.
●	Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.
●	We plan to establish and operate our internet hospital which could be subject to significant risks.
●	Our business, financial condition, results of operations and prospects may be adversely affected by changes in the aesthetic medical market and unfavorable market perceptions of the overall aesthetic medical industry.
●	Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.
●	If our physicians and other medical professionals do not obtain and maintain appropriate licenses, we may be subject to penalties against our medical examination center, which could adversely affect our business.
●	Our chairman of the board is able to control and exert significance influence over our company, and his interest may be different from or conflict with that of our other shareholders.
●	Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.
●	It is unclear whether we and the VIEs will be subject to the oversight of the CAC and how such oversight may impact us. Our and the VIEs’ business could be interrupted or we and the VIEs could be subject to liabilities which may materially and adversely affect the results of our and the VIEs’ operation and the value of your investment.
●	We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.
●	We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.
●	We may become subject to product liability claims or administrative penalties for counterfeit, substandard or unauthorized products provided in our health management services, which could adversely affect our brand name and reputation and cause us to incur significant expenses and be liable for significant damages.
●	We may become subject to medical liability claims or administrative penalties for violation of the Regulation on the Administration of Medical Institutions in our health management services, which could cause us to incur significant expenses and be liable for significant damages.
●	If we are unable to fully comply with PRC laws and regulations on medical advertisement, our brand image, results of operations and financial conditions could suffer significantly.
●	Confidentiality agreements with employees, product providers and others may not adequately prevent disclosure of our trade secrets and other proprietary information.

●	We have limited insurance coverage.
●	If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks Related to Our Corporate Structure

●	If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the wealth management or asset management business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
●	Our business may be deemed as a foreign investment under the Foreign Investment Law, whose interpretation and implementation involve substantial uncertainties which may impact the viability of the current corporate structure, corporate governance, and business operations of our company and the VIEs.
●	We rely on contractual arrangements with the VIEs and its shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.
●	Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we, our subsidiaries or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
●	We may lose the ability to use and enjoy assets held by the VIEs that are material to the operation of certain portion of our business if the VIEs go bankrupt or become subject to a dissolution or liquidation proceeding.
●	We may rely principally on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in Mainland China and Hong Kong

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of financial services businesses, service providers and financial products we distribute.
●	The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.
●	The filing with the CSRC and the approval of other PRC government authorities are required in connection with our future offshore offerings under PRC law, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline in value or become worthless.
●	Uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us.
●	Fluctuations in exchange rates may have a material adverse effect on your investment.
●	Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

●	PRC regulations of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our financing activities to make loans to our PRC subsidiary and the VIEs, or to make additional capital contributions to our PRC subsidiary.
●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.
●	Failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and the ADS holders.
●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
●	The enforcement of the Labor Contract Law and other labor related regulations in the PRC may adversely affect our business and our results of operations.
●	China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
●	Our PRC subsidiary and consolidated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.
●	Failure to comply with PRC regulations regarding the registration of outbound direct investment may subject us or our actual controller to fines and legal or administrative sanctions.
●	If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
●	Our leased property interest may be defective and our right to lease the properties may be challenged, which could cause significant disruption to our business.
●	Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.
●	If the PCAOB is unable to adequately inspect or fully investigate our auditor as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditor would deprive our investors of the benefits of such inspections.
●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
●	It is unclear whether we will be subject to the oversight of the CAC and how such oversight may impact us. Our business could be interrupted or we could be subject to liabilities which may materially and adversely affect the results of our operation and the value of your investment.

Risks Related to Our ADSs

●	The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations in Mainland China and the value of our ADSs.
●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	You may be subject to limitations on the transfer of the ADSs.
●	The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your ordinary shares underlying the ADSs.
●	You may experience dilution of your holdings due to inability to participate in rights offerings.
●	Techniques employed by short sellers may drive down the market price of the ADSs.
●	Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
●	Certain judgments obtained against us by our shareholders may not be enforceable.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	We incur costs as a result of being a public company, and these will increase after we cease to qualify as an “emerging growth company.”
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to U.S. domestic issuers.
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.
●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

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

We have recently expanded our business to include high-end health management services through the acquisition of integrated health management service providers in China, namely Grand Doctor Medical Co., Ltd. (“Grand Doctor”), Beijing iLife 3 Technology Co., Ltd. (“Life Infinity”), and Sincerity and Compassion Health Management Center (“SCHMC”). We expect to incur significant costs and expenses such as the rental and purchase amount of the medical equipment and personnel cost before such high-end health management business begin to generate profit. In addition, the high-end preventive healthcare services market has different competitive landscape, consumer preference and discretionary spending patterns from our existing market. We may also need to build brand awareness in this market through greater investments in advertising and promotional activities than we originally planned. Sales in such high-end health management business may take longer than expected to ramp up and reach expected sales and profit levels, thereby affecting our overall profitability.

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

To date, a significant portion of the wealth management products that we distribute involves real estate-related financial products as their underlying investments. For the years ended June 30, 2021, 2022 and 2023, the total transaction value of such wealth management products accounted for 58.2%, 37.9% and 28.0%, respectively, of the total transaction value of all the wealth management products we distributed.

The success of such products depends significantly on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. China’s residential real estate industry is volatile and fluctuated in recent years in terms of housing transaction volume and prices. Fluctuations of China’s real estate industry are caused by economic, social, political and other factors outside our control. Any prolonged slowdown in China’s economy, which leads to a decline or fluctuation in the real estate industry, may materially and adversely affect our business, financial condition and results of operations. In addition, we cannot assure you that there will not be an over-supply of residential properties or an economic downturn in the residential property sectors in the cities in the Yangtze River Delta and other cities and regions of China. Any such over-supply or economic downturn may result in a slow-down in property sales or downward pressure on property prices regionally or nationwide. There have been concerns that the PRC property market has been overheating and may become a property “bubble.” In response, the PRC government has taken measures to prevent the overheating of the PRC property market. Such measures may lead to changes in market conditions, price instability and an imbalance between the supply of and demand for properties in the PRC.

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

Since the end of 2021, in response to a slowdown in the real estate industry, the PRC government has made various efforts to stabilize the housing industry and some local government authorities have selectively eased certain restrictions for the purchase of residential properties. Since the second half of 2022, the PRC government also made targeted efforts to promote housing delivery and to resolve financing risks for real estate developers. Efforts include reducing the interest rate on individual housing loans for the purchase of the first residential property by an individual borrower, increasing the availability of individual housing provident fund loans for the purchase of residential properties by certain employees and their family members, and providing tax subsidies for the purchase of residential properties by individuals and families. PRC governmental authorities may continue to adopt new laws, regulations and policies from time to time with an aim to stabilize and support the long-term healthy development of the housing related industry in certain regions in China, which might potentially affect our business.

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

We may be required to refund medical examination fees and membership fees prepaid by our customers.

We issue medical examination cards and membership cards for our health management services, which allow us to collect medical examination fees and membership fees in advance from our customers. Our advance from customers primarily represent advance payments from customers for the provision of health management services. For the year ended June 30, 2023, our advance from customers amounted to RMB39.8 million (US$5.5 million). If our customers decide that they no longer need our health management services, they may require a refund of prepaid medical examination fees and membership fees, which may adversely affect our cash flow and liquidity position and, in turn, our results of operations and financial condition.

We receive a large proportion of our net revenues from a limited number of financial product providers and customers, and any adverse changes in our relationships with such financial product providers and customers or in their business and financial conditions may cause significant fluctuations in our revenue and impact our business.

Although we endeavor to source wealth management business from a broad coverage of product providers in the market, due to our stringent screening process and rigorous risk management standards, a large proportion of the products distributed by us and the VIEs are sourced from a limited number of product providers, which are treated as our customers for accounting purpose. For the years ended June 30, 2021, 2022 and 2023, our top three customers accounted for 36%, 37% and 56% of our total net revenues, respectively, and our top five customers accounted for 50%, 52% and 66% of our total net revenues, respectively. It is likely that we will continue to be dependent upon a limited number of product providers, including related parties, for a significant proportion of our net revenues for the foreseeable future.

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

Our business could be and has been affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the COVID-19 pandemic or other disease. During the first half of 2022, there was an upsurge of COVID-19 cases in China, especially in the city of Shanghai, which was followed by certain restrictive measures to contain the COVID-19 pandemic. In addition, we and our clients experienced limitations in having face-to-face meetings due to quarantine measures and travel bans imposed by the government to contain the spread of this outbreak. Furthermore, although the World Health Organization has declared that the COVID-19 pandemic is no longer a global health emergency and the PRC government has gradually lifted restrictions and quarantine measures in China due to the fact that the pandemic is being contained, there is still great uncertainty as to the future development of the COVID-19 pandemic, which may still affect our work efficiency and productivity and cause delay or cancellation in our offline events, and in turn adversely affect our business. In addition to the impact of the COVID-19 pandemic and other health epidemics, our business could also be materially and adversely affected by natural disasters or other public safety concerns affecting China or elsewhere in the world.

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

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and mitigate, and could harm our business, results of operations or financial performance. Historically, we identified certain deficiencies in tax matter handling and reporting. Specifically, we did not timely pay certain value-added tax and income taxes in full as required by the competent tax authorities in China, and recorded the unpaid taxes as value-added tax and income tax payables as of June 30, 2021, 2022 and 2023.

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

Furthermore, historically we engaged an independent third party to receive commissions from certain product providers and pay the commissions to our relationship managers on our behalf. All relevant individual income tax withholding responsibility was assumed by the independent third party. We terminated these business arrangements by December 31, 2020. Although the arrangements did not impact our financial results, and all the revenues and expenses were recognized and accounted for in accordance with our accounting estimates, such historical arrangements might have resulted in compliance deficiencies. We cannot assure you whether the tax authorities may decide to take any enforcement actions on the above arrangements or their decisions may adversely affect our compliance liabilities.

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

On January 1, 2016, 2017 and January 8, 2018, Hywin Wealth Management granted 8,998,465 options to its employees and directors to purchase an aggregate of 8,998,465 shares of Hywin Wealth Management under the original 2018 Plan. In August 2018, Hywin Wealth Management repurchased 1,495,995 options issued and outstanding, following which a total of 7,502,470 options remained outstanding. On September 30, 2019, each grantee of such outstanding options entered into an amended grant letter with Hywin Wealth Management and our company, all parties agreed to replace the outstanding options granted by Hywin Wealth Management by options granted by our company, with each one option granted by our company replacing 10 options granted by Hywin Wealth Management, effective immediately (the “restated 2018 Plan”). As of September 30, 2023, 750,247 options to purchase approximately 1.5% issued ordinary shares of our company before the completion of our public offering were granted and outstanding under the restated 2018 Plan, at exercise prices ranging from US$1.894 per share to US$2.801 per share. Due to the expense recognized in the period, we recognized RMB21.9 million, RMB7.3 million, and RMB5.2 million (US$0.8 million) of share-based compensation expenses for the years ended June 30, 2021, 2022 and 2023, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Operating Costs and Expenses—Share-based Compensation Expenses/(Benefits).” We may incur such expenses in future periods under the restated 2018 and 2019 Plans and any future awards under other plans. In addition, we may still grant share options and other share-based incentives in the future, which may record significantly share-based compensation expenses in our profit or loss statement. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will adversely affect our results of operations and dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and relationship managers, and we will continue to grant share-based compensation to directors, employees or relationship managers in the future.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information of product offering, clients and transactions. The proper functioning of our client transactions and services, sales management, financial control, accounting, and other information technology systems, together with the communication systems between our various wealth service centers and our headquarters in Shanghai, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability. In addition, as we plan to invest in intelligence client service platform and relationship manager management platform, we cannot assure you that no additional licenses or permits under relevant laws and regulations to own or use such platforms or IT infrastructure would be required, or that we would be able to obtain additional licenses or permits. If we are unable to obtain such licenses or permits, or be forced by governmental authorities to dismantle such infrastructure, we may not be able to recoup our investments and our future prospects and profitability may be materially and adversely affected. In addition, we operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings and oversight on cybersecurity and data privacy. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection.

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

As of June 30, 2023, Mr. Han beneficially owns an aggregate of 71.16% of our outstanding share capital. As more than 50% of the voting power for the election of directors is held or directed by Mr. Han Hongwei, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a result of this high level of shareholding, Mr. Han is able to exert a significant degree of influence or actual control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Han may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

In addition, the PRC State Administration for Market Regulation (“SAMR”) and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect on October 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. On April 19, 2021, the PRC Standardization Administration issued the Information Security Technology — Personal Information Security Measurement and Evaluation Specification in Mobile Internet Applications (Revised Draft for Comments), or the Measures for Mobile Internet Applications, to collect public comments. The deadline for collecting comments is June 18, 2021. Based on the Information Security Technology — Personal Information Security Specification (2020 edition), the Measures for Mobile Internet Applications put forward the personal information security requirements, stipulate the implementation process and evaluation method of App personal information security assessment. To provide reference for identifying App’s illegal collection and use of personal information, the Cyberspace Administration of China (CAC), the PRC Ministry of Industry and Information Technology (MIIT), the SAMR and the PRC Ministry of Public Security (MPS), collectively released the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, on November 28, 2019, which took effect on the same day. On March 12, 2021, the MIIT, the SAMR and the MPS released the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effected on May 1, 2021, which stipulates that operators of mobile Internet applications (APPS) shall not deny users access to basic App functions because users do not agree to collect unnecessary personal information. According to Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, for the investment and wealth management APPs, the basic functional services include, among others, investment and wealth management services relating to shares, futures, funds, bonds.

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

We believe we and the VIEs would not be subject to the cybersecurity review by the CAC, given that: (i) we and the VIEs do not possess a large amount of personal information in our and the VIEs’ business operations; and (ii) data processed in our and the VIEs’ business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the VIEs will take all reasonable measures and actions to comply with and to minimize the adverse effect of such laws on us.

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

We may become subject to medical liability claims or administrative penalties for violation of the Regulation on the Administration of Medical Institutions in our health management services, which could cause us to incur significant expenses and be liable for significant damages.

We face risks from, or administrative penalties for, the violation of the Regulation on the Administration of Medical Institutions. Also, our full-time and part-time doctors, external doctors we are connected to, other medical professionals such as our pharmacists, medical examination centers, clinics, internet hospitals and other healthcare institutions, may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. With respect to external doctors, as they are not working physically with us, we have limited control over them as well as the quality of their online consultation services. Despite our background check relating to their qualification, their contractual obligations to strictly adhere to the specified work scope, and requirements for them to comply with applicable laws, there can be no assurance that our risk management procedures would be sufficient to monitor their performance and control the quality of their work. In the event that the external doctors fail to comply with their contractual obligations and applicable laws in relation to the provision of our health management services, our user experience could deteriorate, and we may be subject to medical liability claims. If we are unable to defend ourselves against such claims, among other things, we may be subject to the revocation of our business licenses or relevant permits. We might also be required to pay substantial damages and fines or refrain from further sale of the relevant products. Moreover, such claims or administrative penalties could result in negative publicity and our reputation could be severely damaged, which may adversely affect clients’ trust in our brand name.

If we are unable to fully comply with PRC laws and regulations on medical advertisement, our brand image, results of operations and financial conditions could suffer significantly.

As we currently provide health management services through digital platforms, we must comply with the PRC Advertisement Law, the PRC Administrative Measures on Medical Advertisement and other relevant advertising laws and regulations and constantly monitor our advertising content. According to the Administrative Measures on Medical Advertisement, we must obtain a medical advertisement approval certificate before publishing any medical advertisement. The content in the published advertisement must be consistent with what has been approved and recorded in the medical advertisement approval certificate. In addition, the Administrative Measures on Medical Advertisement explicitly stipulate that such medical advertisements shall not include any specific treatment method, any guarantees on the effect of the treatment, any name or image of any patient, any particular medical professional, or use any medical research institution or its personnel or any public association or organization to suggest any treatment is effective. The PRC competent health administrative authority and Chinese medicine administrative authority may issue warnings and require remediation for violations of these laws and regulations. If the violations involve severe, circumstances competent authorities may impose measures such as suspension of business until the violations have been remedied, revocation of the license for operating a particular medical department, or even revocation of the Medical Institution Practicing License. In addition, the competent administration for industry and commerce (now known as the administration for market regulation) may also suspend the business and the business licenses of institutions that are repetitive and serious offenders in accordance with the PRC Advertisement Law. In 2021, the regulators has strengthened the supervision of the aesthetic medical industry and proposed various guidelines to ensure the healthy development of the aesthetic medical industry, including regulating advertisements as well as cracking down illegal manufacturing and sales of the aesthetic medical products. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Health Management Services—Measures for the Administration of Medical Advertisement.”

As of the date of this annual report, our health management centers have obtained medical advertisement approval certificates. But as we plan to expand the service scope and capability of our health management centers, we need to apply for more medical advertisement approval certificates before publishing any medical advertisement. Any violation of these laws and regulations on medical advertisements, if material or not rectified, may subject us to administrative penalties, impair our brand image, and materially and adversely impact our business, financial condition, results of operations and prospects.

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

To protect our business from the cost of any such claims, we maintain institutional insurance coverage for Life Infinity and SCHMC, which we believe to be appropriate for our operations. We did not purchase medical malpractice insurance for Grand Doctor, a provider of medical examination services, which we believe is consistent with industry practice. However, there might still be claims against Grand Doctor and our insurance coverage for Life Infinity and SCHMC may not cover all claims against us or continue to be available at a reasonable cost for them to maintain adequate levels of insurance. In addition, even if we are able to successfully defend ourselves against a certain claim, we could be required to spend significant management, financial and other resources in the process, which could disrupt our business, and our reputation and brand name may also suffer.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audits of our consolidated financial statements for the year ended June 30, 2023, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient resources with U.S. GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner; (ii) our lack of key monitoring mechanisms such as internal audit department to oversee and monitor our risk management, business strategies and financial reporting procedures, and also our lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements. To remediate the material weakness identified in internal control over our financial reporting, we have: (a) hired an experienced personnel in accounting department with adequate experience with U.S. GAAP and the SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts (including all of our subsidiaries) will be submitted to the office of its chief administrative officer for retention.

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

We primarily engage in the distribution of wealth management products to HNWIs in China. In practice, the foreign shareholder of a distributor of mutual funds is required to be a financial institution with asset management or relationship management experience, good financial standing and reputation, and such a foreign shareholder shall be located in a place where its national authority has signed a memorandum of understanding on bilateral regulatory cooperation with the CSRC or its approved institution. Accordingly, we are currently not eligible to conduct our wealth management business by directly establishing a foreign-invested asset management company. In order to conduct our wealth management services, we have entered into contractual arrangements through Hywin Wealth Management which has such qualifications. Our contractual arrangement with Hywin Wealth Management and its shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of Hywin Wealth Management; (ii) receive 100% of the economic benefits from Hywin Wealth Management in consideration for the services provided by Hywin Wealth Management; and (iii) have an exclusive option to purchase most or part of the equity interests in Hywin Wealth Management when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of Hywin Wealth Management and hence consolidate the financial results of Hywin Wealth Management and its subsidiaries into our consolidated financial statements under U.S. GAAP. In addition, PRC laws and regulations imposed restrictions on foreign ownership of companies that engage in asset management in practice, such as our subsidiary Shenzhen Panying. Furthermore, Shanghai Hywin Network Technology is expanding its business into market research and consultation services, which are also a business subject to foreign ownership restrictions. Due to these restrictions in PRC law or in practice on foreign ownership, we conduct our business in China through the VIEs by way of a series of contractual arrangements.

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

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. The PRC government could disallow the VIE structure, which would likely result in a material change in our operations and/or value of our securities, including that it could cause our securities to significantly decline in value or become worthless. The VIE agreements have never been tested in a court of law in China. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations, and our ADSs may decline in value or become worthless. In addition, our holding company in the Cayman Islands, the VIEs, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIEs and our company as a group. If any of these occurrences results in our inability to govern the activities of any of the VIEs that most significantly impact their economic performances, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP. In addition, our securities may significantly decline in value or become worthless if we are unable to consolidate the operations and financial results of the consolidated VIEs in our financial statements in accordance with U.S. GAAP as the primary beneficiary since the VIEs conduct a significant part of our operations.

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

In addition, according to the Reply to Journalists by CSRC Officials dated February 17, 2023, the CSRC will consult with relevant competent authorities and approve the filings for overseas listings by companies with VIE structures that satisfy the legal compliance requirements, which will support the utilization of two different markets and resources by these companies. However, CSRC Regulatory Guideline No.2 of Trial Measures provides that, where an issuer with a VIE structure files with the CSRC for overseas initial public offering, or IPO, the following specific disclosures on the VIE structure must be included in its application report: (i) reasons for establishing the VIE structure and the specific arrangements; (ii) risks associated with control, counterparty default and tax; and (iii) risk mitigants.

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

The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs.

Substantially all of our assets and operations are located in Mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in Mainland China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises. These reforms have resulted in significant economic growth and social prospects. However, a substantial portion of productive assets in Mainland China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over Mainland China’s economic growth through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Economic reform measures may also be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country, and there can be no assurance that the Chinese government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

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

The Chinese government may promulgate laws, regulations or policies that seek to impose stricter scrutiny over, or completely revise, the current regulatory regime in certain industries or in certain activities. For instance, the Chinese government has significant discretion over the business operations in Mainland China and may intervene with or influence specific industries or companies as it deems appropriate to further regulatory, political and societal goals, which could have a material and adverse effect on the future growth of the affected industries and the companies operating in such industries. Furthermore, the Chinese government has also recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investments in Mainland China-based companies. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The PRC government has significant oversight and discretion over the conduct of our business and as such may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ADSs. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange.

In addition, some of our operations are in Hong Kong. Due to the long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations in Hong Kong at any time, which could result in a material change in our operations and/or the value of our ADSs.

The filing with the CSRC and the approval of other PRC government authorities are required in connection with our future offshore offerings under PRC law, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline in value or become worthless.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance to act upon and the interpretation thereof remain unclear at this time. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (“the Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill a filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited if: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an “indirect overseas offering by a PRC domestic company”: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is contributed by domestic companies; and (ii) the issuer’s main business activities are conducted in Mainland China, or its main place(s) of business are located in Mainland China, or the majority of its senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in Mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference regarding the Overseas Listing Trial Measures (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirements with the CSRC within three business days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we, our WFOE and the VIEs can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we, our WFOE or the VIEs fail to fulfill the filing procedure as stipulated by the Overseas Listing Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, our WFOE and the VIEs, and impose a fine of from RMB1,000,000 to RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us, our WFOE and the VIEs that organize or instruct such violations shall be imposed a fine from RMB1,000,000 to RMB10,000,000.

If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we, our WFOE and the VIEs may face adverse actions or sanctions by the CSRC or other PRC regulatory authorities. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating activities in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline in value or become worthless.

On December 27, 2021, the National Development and Reform Commission (“NDRC”) and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a company in Mainland China engaging in a prohibited business, as stipulated in the Negative List (2021 Version), seeks an overseas offering and listing, it is required to obtain an approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the Negative List (2021 Version) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we and the VIEs are required to comply with these requirements and failed to do so on a timely basis, or at all, our and the VIEs’ business operation, financial condition and business prospect may be adversely and materially affected.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation. Such unpredictability could adversely affect our business and impede our ability to continue our operations.

We cannot predict future developments in the PRC legal system. We may need to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits, authorizations or approvals may materially and adversely affect our business, financial condition and results of operations.

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

If the PCAOB is unable to  adequately inspect or fully investigate our auditor as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditor would deprive our investors of the benefits of such inspections.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the Public Company Accounting Oversight Board (the “PCAOB”) to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, which proposed to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”), which the AHFCAA forms a part, was signed into law, and it officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus, would reduce the time before an applicable issuer’s securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments became effective on January 10, 2022. The SEC began to identify and list Commission-Identified Issuers on its website shortly after registrants filed their annual reports for 2021.

On December 16, 2021, PCAOB announced the PCAOB HFCAA Determinations (the “2021 Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong, because of a position taken by one or more authorities in Mainland China or Hong Kong.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (i) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (ii) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (iii) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

The PCAOB reassessed the 2021 Determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating in Mainland China and Hong Kong completely. The PCAOB sent its inspectors to conduct on-site inspections and investigations of firms headquartered in Mainland China and Hong Kong from September to November 2022.

On December 15, 2022, the PCAOB announced that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in Mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in Mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA as incorporated into the CAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

Our current independent accounting firm, Marcum Asia CPAs LLP, whose audit report is included in this annual report on Form 20-F, headquartered in Manhattan, New York, was not included in the list of PCAOB identified firms in the PCAOB release and has been inspected by the PCAOB on a regular basis. Recent developments with respect to audits of China-based companies create uncertainty about the ability of Marcum Asia CPAs LLP to fully cooperate with a PCAOB request for audit working papers without the approval of the Chinese authorities, as Marcum Asia CPAs LLP’s audit working papers related to us are located in China. We can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCAA.

Furthermore, these recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our ordinary shares is prohibited under the CAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

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

There are uncertainties as to how the Cybersecurity Review Measures will be interpreted or implemented and whether we will be subject to cybersecurity review by the CAC. It is also uncertain whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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

Risks Related to Our ADSs

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations in Mainland China and the value of our ADSs.

We conduct our business in Mainland China primarily through the VIEs of which we could direct the operational activities in Mainland China through contractual arrangements. Our operations in Mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business in Mainland China and may intervene in or influence our operations, which could result in a material adverse change in our operations and/or the value of our ADSs.

Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause our securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—The filing with the CSRC and the approval of other PRC government authorities are required in connection with our future offshore offerings under PRC law, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline in value or become worthless.” Therefore, our investors face potential uncertainty from actions taken by the PRC government, which could result in a material adverse change in our operations in China and the value of our ADSs.

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

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variation in our revenues, earnings, cash flow and data related to our user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	regulatory developments in our target markets affecting us, our clients or our competitors;
●	conditions in the Chinese wealth management industry;

●	changes in the economic performance or market valuation of other wealth management companies;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us or our industry;
●	additions or departures of key personnel;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs;
●	potential litigation, regulatory investigations or regulatory developments that are perceived to be adverse to our business;
●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar; and
●	sales or perceived potential sales of additional ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in Mainland China and substantially all of our assets are located in Mainland China. In addition, a majority of our directors and executive officers reside within Mainland China, and most of the assets of these persons are located within Mainland China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for our shareholders to effect service of process upon us or those persons inside Mainland China. As advised by our PRC legal counsel, Mainland China currently does not have treaties providing for the reciprocal recognition and enforcement of court judgments with the Cayman Islands, United States and many other countries and regions. Therefore, with respect to matters that are not subject to a binding arbitration provision, it may be difficult or impossible to recognize and enforce judgments of any of those non-PRC jurisdictions in a court in Mainland China.

In addition, you may have difficulties in enforcing court judgments obtained in United States courts against our Hong Kong subsidiaries, including judgments relating to the federal securities laws of the United States or the securities laws of any state or territory of the United States. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether courts in Hong Kong will enforce judgments of United States courts based solely upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory of the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2023 Revision) of the Cayman Islands (“Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on an interim basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

2022

We launched “Wealth+Health Dual Proposition” strategy and acquired Grand Doctor, Life Infinity, and SCHMC, integrated health management service providers in China, to provide health management services for our HNWI clients.

We won the “Best Wealth Manager of Greater China” and Ms. WANG Dian won the “Best CEO in Greater China Wealth Management” in the WealthBriefingAsia Greater China Awards 2022.

We received the Wealth & Society Corporate Commitment Certificate 2021 from the Asian Banker’s Global Wealth and Society Corporate Social Responsibility Governance Audit and Certification Programme.

2023

We acquired the land use rights of a parcel of land in Boao Lecheng International Medical and Tourism Pilot Zone, Hainan Province, the PRC and we intend to construct an integrated health management center pilot project on this parcel of land to further expend our health management services.

Our subsidiary, Hywin Asset Management (Hong Kong) Limited, was elected as Vice Chair of Hong Kong Limited Partnership Fund Association.

We won the “Best Wealth Manager of Greater China” and Ms. WANG Dian won the “Best CEO in Greater China Wealth Management” in the WealthBriefingAsia Greater China Awards 2023.

We launched the “Global Mega-Trends Series” of principal-protected structured products for HNWI clients in Asia, in partnership with Leonteq Securities AG, a Swiss fintech company with a leading marketplace for structured investment solutions, and Arta TechFin, a hybrid fintech platform in traditional assets and digital assets.

Our subsidiary, Shanghai Hywin Network Technology Co., Ltd., was recognized as a Specialized, Refined, Distinctive and Innovative Small Medium Enterprise in Shanghai.

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

In particular,

●	Under wealth management services, we select and distribute a broad range of investment products to our clients on behalf of issuers of these products;
●	Under asset management services, we manage and distribute inhouse funds to our clients, and also provide discretionary and advisory mandate services to our clients;
●	Under health management services, we provide medical examination, chronic disease management, immune system enhancement, and anti-aging solutions to our clients;
●	Under insurance brokerage services, we arrange insurance solutions for our clients.
●	Under other financial services, we provide technology services and family office services (including trust and value-added service) to our clients.

For reporting purposes, insurance brokerage services are treated as a sub-segment of wealth management services.

We generate revenues primarily from our businesses in Mainland China, and a small proportion of revenues from businesses outside Mainland China.

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

Wealth Management Services

For the three years ended June 30, 2023, we distributed thousands of products from a large number of product providers, which could be categorized into Private Market Investment Products, Public Market Investment Products and other financial products. The following table sets forth the transaction value and revenues by product type that we distributed for the years indicated.

	For the year ended June 30,
	2021				2022				2023
	Transaction				Transaction				Transaction
	value		Revenue		value		Revenue		value		Revenue
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Private Market Investment Products	73,031	11,032	1,705	258	75,886	11,753	1,815	281	68,915	9,926	1,627	235
Public Market Investment Products	5,549	838	16	2	3,762	583	14	2	3,258	469	20	3
Other Financial Products (1)	201	31	75	11	126	19	71	11	456	66	302	43
Total	78,781	11,901	1,796	271	79,774	12,355	1,900	294	72,629	10,461	1,949	281

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

	For the year ended June 30,
	2021				2022				2023
	Transaction
	Value		Revenue		Transaction value		Revenue		Transaction value		Revenue
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Long-term asset-backed products	45,857	6,927	1,427	216	32,015	4,958	1,010	156	30,652	4,415	963	139
Short-term asset-backed products	24,606	3,717	238	36	38,673	5,990	655	102	35,934	5,176	567	82
Venture capital funds and private equity funds	829	125	24	4	1,795	278	87	13	659	95	44	6
Hedge funds	1,739	263	16	2	3,403	527	63	10	1,670	240	53	8
Total	73,031	11,032	1,705	258	75,886	11,753	1,815	281	68,915	9,926	1,627	235

The following is a summary description of Private Market Investment Products we distribute:

●	Long-term asset-backed products. Historically, a substantial majority of our revenues from wealth management services were commissions derived from distribution of long-term asset-backed products, which typically offer fixed income-style expected returns. The asset in question may include real estate-related assets, which can primarily take the forms of (i) securitization products whereby accounts receivable of real estate companies or local government financing and construction companies are pooled and sold as asset-backed securities and (ii) equity investments in real estate projects or private project companies that are incorporated for the sole purpose of real estate development. These products generally have a term ranging from 12 to 36 months.

●	Short-term asset-backed products. We also distribute short-term asset-backed products, such as supply chain financing products and cash management products. These products generally have a term of less than six months.
●	Venture capital funds and private equity funds. The underlying investments of these products include (i) venture capital funds and private equity funds managed by leading domestic or international asset management companies, and (ii) indirect investments in such funds via participation in asset management plans issued by mutual fund management companies or securities companies, including, among others, funds of funds. We offer clients investment opportunities in funds managed by leading players in the industry. Our venture capital funds and private equity funds generally have a term ranging from four to ten years.
●	Hedge funds. We source products from well-recognized hedge funds managers, including, among others, X Asset Management, Sixie Capital, and Yanfu Investments LLC. Such products mainly invest into liquid securities and instruments such as stocks, bonds, futures, equity derivatives, with a diverse range of strategies including equities long only, equities long short, event driven, quant driven, which provide our clients with a wide range of strategies and themes. Such hedge funds generally have a fixed term of five years or 10 years with a lock-up period ranging from six months to one year.

We receive distribution commissions for all wealth management products distributed by us based on the transaction value of our clients’ purchases. We collect distribution commissions from fund managers typically calculated as 0.3% to 2.7% of the total capital balance raised from our clients at the time of the establishment of a financial product, with the vast majority of our Private Market Investment Products generating distribution commissions ranging from 2.0% to 2.7%. In addition, we are entitled to performance-based fees subject to a cap rate in certain hedge funds, venture capital funds and private equity funds. The performance-based fee rate of such products we distributed range from 5% to 50%.

Public Market Investment Products

Public Market Investment Products in the PRC generally do not have any investor qualification requirements. For the years ended June 30, 2021, 2022 and 2023, we distributed approximately 1,565, 1,145 and 1,639 Public Market Investment Products, respectively, with an aggregate transaction value of RMB5.5 billion, RMB3.8 billion and RMB3.3 billion (US$0.5 billion), respectively. All of the Public Market Investment Products we distribute are issued by external product providers. Our commission rates generally range from 0.03% to 0.6% per annum.

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

Other Financial Products

Our other financial products refer to the insurance products in connection with the insurance brokerage services offered through our Hong Kong subsidiaries since April 2017. The insurance products we currently offer include (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). Our insurance products are underwritten by reputable international insurance companies including FWD, AIA and FTLife. For the years ended June 30, 2021, 2022 and 2023, the total premium of insurance products we sold amounted to RMB201.9 million, RMB125.8 million and RMB455.9 million (US$65.7 million), respectively. The increase in the sale of overseas insurance products was primarily due to the relaxation and cancellation of COVID-19-related travel restrictions between Hong Kong and Mainland China in 2023, which in turn contributed to the increase in the total premium of insurance products sold in Hong Kong. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.” We generate revenue from brokerage commission paid by insurance companies.

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

Our total assets under management (“AUM”) were RMB4.5 billion and RMB8.5 billion as of June 30, 2022 and 2023, respectively. Revenue generated from our asset management services increased from RMB19.5 million for the year ended June 30, 2022 to RMB32.6 million for the year ended June 30, 2023.

Health Management Services

Starting with the acquisition of Grand Doctor in January 2022, we subsequently acquired Life Infinity and SCHMC in August and September 2022, respectively, for the purpose of entering into the high-end health management industry. We believe that integrating health management into our client servicing matrix will unleash substantial synergies with our wealth management business. Through these entities, we provide comprehensive and high-end one-stop healthcare solutions to our HNWI clients.

For the year ended June 30, 2023, we provided health management services through five health management centers across four cities in Mainland China, namely Beijing, Shanghai, Chengdu and Chongqing, all of which were capable of providing high-end integrated health management services.

Our health management centers specialize in (i) medical examination, (ii) chronic disease management, (iii) immune system enhancement, (iv) anti-aging solutions, and (v) mild aesthetic medicines. Our health management centers have obtained the necessary licenses to provide health management services. The following is a summary description of our health management services.

●	Medical examinations. Our medical examination services generally cover the following basic examination items: blood tests, ophthalmic examination, ENT examination, dental examination, electrocardiogram, ultrasound and X-ray examination, and gynecologic examination.
●	Chronic disease management. Our chronic disease management services focus on cancer screening, cardiovascular disease screening, certain chronic disease screening and management, and functional medicine testing.

●	Immune system enhancement. Our immune system enhancement services include the evaluation of the immune system and the creation of personalized plans regarding the enhancement of the immune system.
●	Anti-aging solutions. Our anti-aging solutions involve the application of hormone therapy.
●	Mild aesthetic medicines. Our mild aesthetic medicines cover skin maintenance, whitening, rejuvenation, anti-aging and more, which allow us to customize exclusive rejuvenation programs for our clients.

Acquisition of Land Use Rights for Construction of an Integrated Health Management Center

In September 2023, we won a bid to acquire the land use rights of a parcel of land with a total site area of 56,449.39 square meters and the above-ground construction in progress, situated at 09-No.5-3, Boao Lecheng International Medical and Tourism Pilot Zone, Hainan Province, the PRC at a consideration of approximately RMB129.2 million. We have already paid the consideration. We intend to construct an integrated health management center pilot project on this parcel of land to further expand our health management services. The planning for this project is still in its early stages, and it may be a long-term process that spans several years. Therefore, we do not currently have a detailed plan or budget for this project.

Other Services

Overseas Property Investment

We have been providing overseas property investment services since June 2019. The overseas property investments we currently offer are mainly for residential properties. We provide client referrals to overseas property developers and charge property developers a one-time commission as referral service fee upon completion of the first installment and signing of the property purchase agreements. For the year ended June 30, 2021, the commission rates we charged overseas property developers ranged from 2% to 8% of the purchase value of the property. We did not recognize overseas property investment income for the years ended June 30, 2022 and 2023.

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

Our Client Base

We believe we have a growing and loyal client base. As of June 30, 2021, 2022 and 2023, we had 127,317, 141,058 and 152,607 clients that historically conducted at least one transaction with us, respectively. We had approximately 38,033, 43,764 and 46,627 active clients for the years ended June 30, 2021, 2022 and 2023, respectively. “Active client” is defined as clients who purchased products distributed by us during any given period or clients who maintained as holders of our products within the given period.

Our repeat investment rate, which refer to the value of new transactions made by our active clients in an indicated period divided by the value of their previously purchased products that reached maturity in the same period, remained at a high level of 76.7%, 80.8% and 82.0% for the years ended June 30, 2021, 2022 and 2023, respectively.

Our Relationship Managers and Client Services

Relationship Managers

We have a highly selective distribution team of approximately 1,783 relationship managers as of June 30, 2023. A majority of our relationship managers have more than five years of working experience in relevant industries and possess professional certifications such as CFP, CFA and qualifications required for funds, insurance and securities businesses in China. Most of our relationship managers had served VIP clients at commercial banks before joining us, and came to us with a portable client base.

Our relationship manager team has also been highly productive. The productivity of our relationship manager team, as measured by transaction value per relationship manager for our wealth management services, were RMB52.4 million, RMB49.4 million and RMB42.3 million (US$6.1 million) for the years ended June 30, 2021, 2022 and 2023, respectively. Our relationship manager team remains stable, in comparison to our competitors. The turnover rate of our elite segment of relationship managers, which means those who contributed 60% of our total net revenue in 2021, 2022 and 2023, was between 1% and 6% in those three years.

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

For the year ended June 30, 2023, we had 46,627 active clients, representing an increase of 6.5% of active clients from the year ended June 30, 2022.

We segment our clients into tiers, in order to tailor our value propositions and increase our wallet shares by migrating clients upward. The three main-tiers are branded as “Treasure”, “Diamond” and “Black Diamond”, which are then divided into sub-tiers called “White Gold”. “Rose Gold”, “Platinum”, “White Diamond”, “Yellow Diamond”, “Gold Diamond” and “Black Diamond”, based on the amount of invested assets per client. We offer differentiated privileges and value-added services to these client tiers, including investor education curriculum, Next-Gen programs, health management services, lifestyle offerings, philanthropic advisory and services for clients’ family businesses. For higher tiers, we provide sophisticated services including, among others, fiduciary advisory, succession planning and second citizenship planning.

We have also launched specialized client programs tailored to specific client clusters, such as, among others, female clients in ultra-high-net-worth families, entrepreneurial patriarchs and matriarchs, younger generation ready to take charge of family businesses, and senior professionals. Our tailored services have been well received by these client clusters.

These segmentation and tailoring are made possible by our robust KYC process whereby we, in addition to the normal client due diligence and profiling, gain deeper understanding of clients’ families, analyze lifecycle events, and anticipate client needs.

In addition, to offer deeper insights and valuable content in our investment advice, we have assembled a high-caliber in-house research team. Our research mainly focuses on macroeconomics, financial markets, and wealth management topics. We publish a popular annual white paper series on investments in China, which has further enhanced our brand recognition in the market. We also deliver research notes and market commentaries via short videos, via our website and social media platforms such as WeChat, to subscribers regularly, which has further enhanced our brand recognition in the market. We have published more than 1,600 research reports, articles and short videos with millions of views.

Sales and Marketing

We believe that building out an extensive distribution network is essential to client coverage, revenue generation, and branding clout. Headquartered in Shanghai, one of the most economically developed cities in China, we had 185 wealth service centers located in 91 cities in 25 provinces and municipalities in Mainland China, as well as Hong Kong, as of June 30, 2023. Our distribution network covers the most economically vibrant regions where HNWIs are concentrated, including the Yangtze River Delta, the Guangdong-Hong Kong-Macao Greater Bay Area, the Bohai Economic Rim, and Central and Western China, which are the major wealth clusters in China.

The following map shows our distribution network by wealth service center locations as of June 30, 2023.

To attract new clients and strengthen our relationship with existing clients, we organize regular sales and marketing activities. In the three years ended June 30, 2023, we held 4,517 marketing events and gatherings attended by 107,410 clients and prospects. We also organize high-profile industry conferences where we invite industry experts, leading scholars and KOLs to share their views on macroeconomics, market trends, governmental policy changes, and asset allocation strategy with our clients. We also collaborate with local chambers of commerce, luxury and fashion brands, and alumni association of universities in promotional activities that enable us to expose our brand and proposition to clusters of high-quality prospects.

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

We have implemented a “3-2-1” technology infrastructure to power and govern our digital eco-system:

●	3 “fully digitized portals” to empower and enhance client interfaces, relationship managers, and products management.
●	2 “middle-office engines”, namely operations middle office and data middle office, to accelerate our digital transformation.
●	1 “infrastructure platform”, which underpins our full universe of functionalities with cutting-edge deep learning framework and hybrid cloud.

We have introduced a series of technological innovation initiatives to enhance our level of digitalization and intelligence.

●	Online customer services. We continue to improve online service capabilities and realize end-to-end automation of business processes through the application of technologies, such as face recognition, optical character recognition and electronic contract signing. These measures have significantly increased the active monthly users of our Hywin App.
●	Empowerment of relationship managers. We created HIPA intelligent asset allocation system and the X-Link big data service platform. These platforms enhance our asset allocation consultation, risk management and client processes and enable us to provide investors with personalized asset allocation solutions, by anticipating client needs and giving clients insightful guidance. In 2022, we launched “Allomaster”, a scenario-based sales and marketing system responsive to individual clients’ varied asset allocation needs. Designed to support relationship managers’ construction of fund portfolios, this system provides fund performance comparisons and post-investment holding analyses that are customized to clients’ personalized asset allocation needs.
●	Smart solutions. Capitalizing on artificial intelligence, machine learning, predictive analysis and other frontier technologies, we provide quality and targeted portfolios and recommendations on investing. For instance, we launched “Invest Path” service platform, a specialized one-stop liquidity management and boutique wealth management platform for institutional clients, offering fund trading, liquidity management and wealth management services to support our clients’ needs for professional, secure and speedy investment fund trade execution online. “Invest Path” also enhances our clients’ overall liquidity management and risk management capabilities, improves their investment and operational efficiencies, and enables better control of their operational risks. This platform creates long-term value for our institutional clients by meeting their needs for more reliable liquidity management and effective wealth management.
●	Enhancing operating efficiency. We provide digital tools to track and improve operations and increase transparency throughout the business value chain.

In addition, we partner with top tier technology companies to create a data analytics center for our clients. For instance, we provide our HNWI clients with 360-degree analysis of individual client preferences to offer precisely targeted services by leveraging IBM Cloud Pak for Data and the IBM Garage. We believe this facility will empower us to better segment our clients so as to provide highly-customized services.

As of June 30, 2023, Shanghai Hywin Network Technology had 26 registered computer software copyrights. In 2022, Shanghai Hywin Network Technology was officially approved as a national high-tech enterprise. In June 2023, Shanghai Hywin Network Technology was certified as a “Specialized, Excellent, Featured and Innovative Enterprise” by the MIIT and Shanghai Municipal Commission of Economy and Informatization.

Competition

The wealth management market in China is growing fast and constantly evolving.

We operate in an increasingly competitive environment and compete for talent, clients, and product sourcing. As a leading independent wealth management providers, our main competitors include:

●	Banks. Private banks and the wealth management divisions of commercial banks in China have extensive branch network and strong distribution powers. However, they focus on inhouse balance-sheet products (deposits and consumer lending), without a full universe of external products. They also lack neutrality in asset allocation and the agility to adapt to client needs.

●	Non-bank financial institutions. Non-bank financial institutions include securities firms, fund management companies, trust companies, and insurance companies. These financial institutions have strengths in selected product categories and lead product innovations. However, their client spectrum is highly diversified, ranging from mass affluent to HNWI clients. We focus on HNWI clients by allocating more resources and providing enhanced services to HNWI clients compared to non-bank financial institutions, which results in a superior experience for our HNWI clients.
●	Other independent wealth managers. Independent wealth managers include those with an integrated “online + offline” distribution model, and those with online platforms only. The competitive edges of independent wealth managers are an open-architecture in product sourcing, unbiased advice, tailored portfolio management process, high-intensity of client engagement which enables needs discovery and increases share of wallets. We estimate that there are more than 1,000 players in the independent wealth management sector, but the top 5 firms by transaction values had combined market shares of over 60%, according to an industry survey in 2018. We stand out from our competitors because of our branding, critical mass of HNWI clients, pan-China distribution, proven expertise, motivated people, and the ability to learn and adapt swiftly. Our focus on sustainability and reputation further strengthens client trust in us.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the wealth management service industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our employees and our external product providers. As of June 30, 2023, we had 26 registered computer software copyrights, 29 registered trademarks in China (including 8 registered trademarks in Hong Kong) and 15 registered domain names. The registrants of our domain names include Hywin Wealth Management, Shanghai Ziji and Haiyin Wealth Management (Hong Kong) Limited.

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

Environment, Social and Corporate Governance

We remain steadfast in our commitment to responsible, transparent and sustainable business practices and corporate social responsibilities. We are committed to creating a corporate culture that is ethical, progressive and diversified, and proactively integrating environmental, social, and corporate governance (“ESG”) factors into the decision-making processes of risk management, product development and service provision, as well as the standard-setting of corporate governance. We have been actively initiating and engaging in ESG programs that align with our core values and mission. We will continue to build a sound ESG management team, enhance the sophistication of our ESG approach, and contribute to the well-being and sustainable development goals for all our stakeholders and the communities in which we operate.

In June 2023, we were recognized as one of the 2023 ESG Practice 50 Responsible Listed Companies Award by the Economic Observer. In December 2022, we released our first sustainability report. In April 2022, we joined the United Nations-supported Principles for Responsible Investment as one of the official signatories to demonstrate our ongoing commitment to ESG and to further align our values with the long-term interests of our investors, clients and communities in which we operate. We joined this initiative as a service provider and we have formally adopted the principle of responsible investment to our operations.

Environmental Sustainability

We are committed to conducting business in an environmentally conscious manner and have proactively promoted a green working environment while reducing workplace emissions. We have initiated an energy efficiency program in our daily operations and implemented paperless operations across every business segment, driven by our technology-based solutions.

Based on environmental protection and low-carbon practices, we regularly review our day-to-day operations and work towards minimizing the adverse environmental impacts caused by our operations. We are committed to engaging in sustainable investment, establishing constructive dialogues with our stakeholders in order to actively influence our environmental footprint, and promoting an eco-friendly mindset among all our stakeholders.

Social Responsibility

We have established the Shanghai Hywin Philanthropic Foundation that supports under-privileged groups by providing financial assistance and enablement schemes, including “One-on-One Educational Funding Project,” charitable libraries, public welfare summer camp, “Hywin Charitable Visit to Elders,” etc. We also launched several dedicated programs to support women on their entrepreneurial and professional tracks and built libraries for children in under-developed regions. During the COVID-19 pandemic, we organized volunteers and made generous donations to help people impacted by the pandemic, and supported our clients and the wider society in these challenging times.

We have been rolling out a long-term incentive plan since our initial public offering in March 2021, which was structured to reward and incentivize sustainable value creation by our management team and employees. Our human capital management regime encourages continuous professional growth and promotes career advancements of women and minorities.

Corporate Governance

We have established training programs and enforcement mechanisms to ensure full compliance with our anti-bribery and anti-corruption policies. We strictly abide by laws and regulations in relevant jurisdictions against money laundering, financing of terrorism, and other malpractices, and have dedicated procedures and staffing for implementation. We continue to enhance the diversity and expertise of our Board of Directors, currently with half of the seats occupied by independent directors, and there is an equal split between males and females. We believe our board members bring experience and insights from a wide range of background and a diverse mix of international, industry and professional expertise to Hywin. This reinforces our corporate governance and help us adhere to high standard of business ethics.

We have established a top-down ESG governance structure to ensure that our ESG strategy and commitment are embedded in the organization and throughout the business. Our board of directors and senior management have overall oversight and ultimate responsibility for our ESG issues through recommending ESG strategies, identifying major risks and opportunities, and approving and reviewing all ESG-related policies. Our strategic planning, performance reviews, inorganic initiatives, and other business processes are guided by dedicated committees to ensure objectivity and accountability.

We have been working diligently and acting in the best interests of all stakeholders to ensure that the appropriate and effective ESG risk management and internal control systems are in place. As such, we prioritize the establishment and maintenance of risk management and internal control systems. Our risk management and internal control systems cover financial reporting, internal control, product selection, data, and technology system risk management. We also constantly refer to global best practices to update our policies, systems and procedures through our independent internal audit department, which is assisted by external compliance advisors to conduct reviews and provide assurance.

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

On February 24, 2023, the AMAC issued the updated Measures for Registration and Filing of Private Investment Funds (the “New Registration and Filing Measures”), which took effect on May 1, 2023 and replaced the Measures for the Registration of Private Investment Fund Managers and Filing of Private Investment Funds (for Trial Implementation), the Notice for Private Fund Manager Registration and Answers to Questions Related to the Registration and Filing of Private Equity Funds (IV), (XIII) and (XIV) (collectively, the “Replaced Measures”). The New Registration and Filing Measures further standardized and clarified the relevant issues and requirements relating to registration and filing of private fund managers and private funds, and the submission of private fund operation information. It also further clarified the standards and requirements regarding the registration and filing of private fund managers and private funds, as well as the operation requirements of private fund managers. Compared with the Replaced Measures, the New Registration and Filing Measures require that private fund managers must meet the paid-in monetary capital of not less than RMB10 million and have no less than 5 full-time employees when registering.

On July 3, 2023, the PRC State Council promulgated the Regulation on the Supervision and Administration of Private Investment Funds, which became effective on September 1, 2023. This regulation clarifies the scope of application, specifies the obligations and requirements of private investment fund managers and custodians, regulates fundraising and investment operations, includes special provisions for venture capital funds, and strengthens supervision and management as well as legal liability. For example, a private investment fund manager shall meet the following requirements at all times:(i) having sound financial status and working capital commensurate with its business types and the scale of assets under its management; (ii) its legal representative, managing partner or authorized representative, and senior executive responsible for investment management shall hold a certain percentage of equity or property shares of the private investment fund manager according to the provisions of the securities regulatory authority of the State Council, unless otherwise stipulated by applicable laws; and (iii) other requirements provided by the securities regulatory authority of the State Council. In addition, if a private investment fund manager falls under any of the following circumstances, the registration and record-filing agency shall deregister the private investment fund manager and make a public announcement in a timely manner: (i) having applied for deregistration on its own initiative; (ii) having been dissolved, revoked or declared bankrupt according to law; (iii) having been investigated for legal liability due to serious illegal acts such as illegal fundraising and illegal business operation; (iv) having not filed its first private investment fund within 12 months from the date of registration; (v) having not filed any new private investment fund within 12 months from the date of completion of liquidation after all the private investment funds under its management are liquidated; or (vi) other circumstances provided by the securities regulatory authority of the State Council. Moreover, prior to deregistration of a private investment fund manager, the registration and record-filing agency shall notify the private investment fund manager to liquidate the property of the private investment fund or transfer the private investment fund management duties to any other registered private investment fund manager according to the law.

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

Regulations Relating to Pharmaceutical Operation

In September 1984, the SCNPC promulgated the Drug Administration Law of the PRC, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operations, including pharmaceutical whole sale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. When the trading of drugs is conducted without a Pharmaceutical Operation License, the illegal income through selling drugs shall be confiscated and the local Food and Drug Administration (“FDA”, now known as the Medical Products Administration (“MPA”)) shall impose a fine ranging from 15 to 30 times of the value of the illegally sold drugs (including sold or unsold drugs). The Implementation Rules for the Drug Administration Law of the PRC, was promulgated by the State Council in August 2002 and amended in 2016 and 2019, which emphasized the detailed implementation rules of drugs administration. The China Food and Drug Administration (“CFDA”, now known as the National Medical Products Administration, or the “NMPA”) promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004, as amended in 2017, which stipulates the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities, etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed through application six months prior to its expiration date.

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

According to the Regulation on the Supervision and Administration of Medical Devices, which was promulgated by State Council on February 9, 2021 and became effected on June 1, 2021, an entity using medical devices shall have a storage site and conditions suitable for the variety and quantity of the medical devices in use. The entity using medical devices shall strengthen the technical training for its staff and use the medical devices as required in the instructions and technical operation rules. The entity using medical devices shall, in deploying large medical equipment, comply with the plan for deployment of large medical equipment formulated by the competent department of health under the State Council, adapt to its functional positioning and clinical service needs, have corresponding technical conditions and supporting facilities, have professional technicians with corresponding qualifications and abilities and, upon approval of the competent department of health under the people’s government at the provincial level or above, obtain a license for deployment of large medical equipment. If an entity unlawfully allocates and uses large medical equipment without approval, the competent department of health under the people’s government at the county level or above shall order it to stop using such equipment, give it a warning and confiscate its illegal gains; if the illegal gains are less than 10,000 yuan, a fine of not less than 50,000 yuan but not more than 100,000 yuan shall be imposed on it concurrently; if the illegal gains are not less than 10,000 yuan, a fine of not less than 10 times but not more than 30 times the illegal gains shall be imposed on it concurrently; if the circumstance is serious, the application filed by the relevant liable person and the entity for allocating large medical equipment shall not be accepted within five years; for the legal representative, principal, person directly in charge and other liable persons of the entity that violates the law, the income obtained from the entity during the period of the illegal act shall be confiscated, and a fine of not less than 30% but not more than 3 times the amount of the income obtained shall be imposed upon them, and they shall be subject to other sanctions according to law. Our Company has obtained licenses for deployment of large medical equipment and the Class II medical device operation filing certificate.

Measures for the Administration of Medical Advertisement

According to the Measures for the Administration of Medical Advertisement, which was promulgated by State Administration for Industry and CFDA on November 10, 2006 and came into force on January 1, 2007, if a medical institution tampers with the contents of a Medical Advertisement Examination Certificate in order to publish a medical advertisement, the provincial-level health administrative authority or Chinese medicine administrative authority shall revoke its Medical Advertisement Examination Certificate and will not accept any application for advertisement examination from the medical institution within one year. After revoking the Medical Advertisement Examination Certificate, the provincial-level health administrative authority or Chinese medicine administrative authority shall notify the industry and commerce administrative authority at the same level within five business days from the date of making the administrative decision, and the industry and commerce administrative authority shall deal with the case in accordance with law.

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

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises (the “Confidentiality and Archives Management Provisions”), which took effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, Mainland China-based companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities service providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, the Mainland China-based companies must obtain the approval from competent governmental authorities according to applicable laws, and file with the competent secrecy administrative department at the same level. Furthermore, the Confidentiality and Archives Management Provisions provide that securities companies and securities service providers shall fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

Regulations Relating to Data Cross-border Transfer

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer (the “Security Assessment Measures”), which took effect on September 1, 2022. The Security Assessment Measures require that any data processor providing important data collected and generated during operations within the territory of the PRC or personal information that should be subject to security assessment according to the laws to an overseas recipient shall conduct security assessment. The Security Assessment Measures provide four circumstances under which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer, including: (i) circumstances where the data to be transferred to an overseas recipient contain important data collected and generated by data processors; (ii) circumstances where the data to be transferred to an overseas recipient are personal information collected and generated by operators of critical information infrastructure or data processors processing over one million users’ individual information; (iii) circumstances where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively since January 1 of the previous year; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration.

On August 31, 2022, the CAC promulgated the first edition of the Guide to Applications for Security Assessment of Outbound Data Transfers (the “Security Assessment Guide”). The Security Assessment Guide provides practical guidance to the implementation of the Security Assessment Measures. The Security Assessment Guide also reaffirms CAC’s position that a cross-border data transfer out of Mainland China includes circumstances where a data processor stores data collected or generated in its operations in Mainland China to an overseas recipient, and circumstances where a data processor allows an overseas entity, organization, or individual to access, retrieve, download, or export data the data processor collects or generates and stores in Mainland China.

On February 22, 2023, the CAC promulgated the Measures for Standard Contract for Outbound Data Transfer of Personal Information (the “Measures”), which came into effect on June 1, 2023. The Measures provide a transitional period of six months from the effective date for companies to take necessary measures to comply with the requirements. According to the Measures, in the cases where the personal information processor provides personal information abroad by concluding a standard contract, the contract shall be concluded in strict compliance with the form Standard Contract that is attached as an annex to the Measures. The Measures further provide that personal information processors may agree on other terms with overseas recipients, but such terms shall not be in conflict with the Standard Contract. According to the Measures, the personal information processor shall, within ten business days from the effective date of the standard contract, file with the local provincial cyberspace administration and submit the standard contract and personal information protection impact assessment report for record.

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

The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market access stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s access to specific fields or industries, which will be proposed by the competent investment department of the State Council in conjunction with the competent commerce department of the State Council and other relevant departments, and be reported to the State Council for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council after being reported to the State Council for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with the special requirements on the shareholding, senior management personnel and other relevant matters. In the meantime, relevant competent government departments will formulate a catalogue of industries for which foreign investments are encouraged according to the needs for national economic and social development, to list the specific industries, fields and regions in which foreign investors are encouraged and guided to invest. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories promulgated by the NDRC and the MOFCOM, namely the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version) (“2021 Negative List”), which became effective on January 1, 2022, and the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which became effective on January 1, 2023. Industries not listed in these two categories are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws.

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

We engage in the direct sales of mutual funds and asset management plans. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. According to the Sales Agency Measure, the legal entity shareholders for an independent mutual fund sales agency holding more than 5% shares shall have net asset of RMB50.0 million and other requirement stipulated by CSRC. If the shareholder is a foreign entity, it shall be a financial institution in good standing with financial asset management or financial investment advisory experience.

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which was further revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of an FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. In December 2019, the MOFCOM issued the Measures on Reporting of Foreign Investment Information, which became effective on January 1, 2020. Pursuant to the Measures on Reporting of Foreign Investment Information, Foreign investment enterprises shall submit the annual report for the preceding year during January 1 to June 30 annually through the National Enterprise Credit Information Publicity System. Foreign investment enterprises established in the current year shall commence submission of annual reports from the following year. For foreign investment enterprises investing in China and establishing an enterprise (including multi-level investment), upon completion of registration filing and submission of annual report information to the market regulatory authorities, the relevant information shall be forwarded by the market regulatory authorities to the commerce administrative authorities, and these enterprises are not required to submit separately. The implementation of the Measures on Reporting of Foreign Investment Information repealed FIE Record-filing Interim Measures simultaneously.

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

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the MOFCOM, SAFE and the NDRC or their local counterparts.

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

Regulations on Securities Offering and Listing Outside the PRC

On December 24, 2021, the CSRC published the Draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Measures, for public comments. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (i) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and (b) the main parts of the issuer’s business activities are conducted in Mainland China, or its main places of business are located in Mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in Mainland China; (ii) exemptions from immediate filing requirements for issuers that (a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, whose such overseas securities offering or listing shall be completed before September 30, 2023, and (b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (iii) a negative list of types of issuers banned from listing or offering overseas, such as (a)  offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (b) offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (c) the controlling shareholders and the actual controller of the Issuer, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (d) the issuer is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (e) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller; (iv) issuers’ compliance with web security, data security, and other national security laws and regulations; (v) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (vi) the CSRC’s authority to fine both issuers and their shareholders between RMB1 million and RMB10 million for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

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

In March 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect in May 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. In November 2017, the PRC State Council issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT. The tax rate for VAT shall be, among others, (i) 17% for taxpayers engaged in sale of goods, services, lease of tangible movables or importation of goods, unless otherwise stipulated in VAT Regulation; (ii) 11% for taxpayers engaged in sale of transportation, postal, basic telecommunications, construction, lease of immovables, sale of immovable, transfer of land use rights, sale or importation of certain types of goods; (iii) 6% for taxpayers engaged in sale of services and intangible assets, unless otherwise stipulated in VAT Regulation.

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

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and VIEs, as of the date of this annual report:

Hywin Holdings Ltd. (Cayman)
100%
Hywin Wealth Global Limited (BVI)
100%
Hywin Wealth International Limited (HK)
100%
Offshore
Onshore
Hywin Financial Holding Group Co., Ltd.(1)
Ms. WANG Dian
85%
15%
Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.
Shanghai Hywin Network Technology Co., Ltd.
100%
Hywin Health Management (Shanghai) Co., Ltd.
Hywin Wealth Management Co., Ltd. (HK)
Shenzhen Panying Asset Management Co., Ltd.
100%
Hywin Fund Distribution Co., Ltd.
Hywin Financial Consulting Co., Ltd.
Hywin Wealth Information Technology Co., Ltd.
Haiteng Enterprise Consulting (Shanghai) Co., Ltd.
Shanghai Yulan Prosperities Co., Ltd.
Shanghai Danxiao Prosperities Co., Ltd.
Shanghai Suxiao Prosperities Co., Ltd.
Shanghai Biyu Prosperities Co., Ltd.
100%
100%
63.39%
65%
Shanghai Baishou Medical Information Consulting Co., Ltd.
Hainan Haihui Health Management Co., Ltd.
Beijing iLife3 Technology Co., Ltd.
Sincerity and Compassion Health Management Center
65.26%
100%
Grand Doctor Medical Co., Ltd.
Hainan Haijia Health Management Co., Ltd.
Onshore
Offshore
100%
Haiyin Wealth Management (Hong Kong) Limited
100%
100%
Haiyin Insurance (Hong Kong) Co., Ltd.
Haiyin International Asset Management Limited
100%
100%
100%
Hywin International Insurance Broker Limited
Hywin Asset Management (Hong Kong) Limited
Hywin Wealth Fiduciary Service (Hong Kong) Limited
Equity Interest
Contractual Agreements

Notes:

(1)	Mr. HAN Hongwei holds 99% equity interest and Ms. HAN Yu, daughter of Mr. Han, holds the remaining 1% equity interest, respectively.

Contractual Arrangements

In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. The Catalog was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) and the Catalogue of Industries for Encouraging Foreign Investment in 2018 and 2019, respectively. On December 27, 2021, the MOFCOM and the NDRC promulgated the 2021 Negative List, to amend the Catalogue, effective on January 1, 2022. The 2021 Negative List sets out the areas where foreign investment is prohibited and the areas where foreign investment is allowed only on certain conditions. Foreign investment in areas not listed in the 2021 Negative List is treated equally with domestic investment. Moreover, according to 2021 Negative List, PRC entities which engage in any field forbidden by the 2021 Negative List for access of foreign investment shall be approved by competent PRC authorities when they seek listing offshore, and foreign investors shall not participate in operation and management and their shareholding ration shall be in compliance with PRC laws. Our company and Hywin Consulting are considered as foreign investors and foreign invested enterprises, respectively, under PRC laws.

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

However, control through these contractual arrangements is not equivalent to an equity ownership in the business of the VIEs, and we could face heightened risks and costs in enforcing these contractual arrangements. Any reference to control or benefits that accrue to us because of these contractual arrangement with the VIEs are limited to and subject to conditions that we have satisfied for consolidation of the VIEs under U.S. GAAP. Hywin Holdings Ltd. consolidates the operations and financial results of the VIEs in its financial statements as the primary beneficiary for accounting purposes. Investors in our ADSs thus are not purchasing equity interests in the VIEs that have substantial business operations in China, but instead are purchasing equity interests of a Cayman Islands holding company. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. The VIEs are consolidated for accounting purposes only and the Company does not own equity interests in the VIEs nor does the Company operate business through the VIEs.

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

Cash Transfers Between VIE Entities and our Company and its Subsidiaries

For the years ended June 30, 2023 and 2022, a total of US$10.0 million and US$13.0 million, respectively, were transferred from our offshore holding entities, namely Hywin Holdings Ltd., Hywin Wealth Global Limited and Hywin Wealth International Limited, to our WFOE, namely Hywin Enterprise Management Consulting (Shanghai) Co., Ltd., and the VIEs and their subsidiaries as foreign exchange settlement of the net proceeds from our initial public offering.

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

The following diagram illustrates the manner of cash flows in a hypothetical scenario within our Group:

D.Property, Plant and Equipment

Our principal executive offices are located in Shanghai, China, and occupy approximately 6,000 square meters of property owned by us. As of June 30, 2023, we had in aggregate 185 wealth service centers located in 91 cities in 25 provinces and municipalities in Mainland China, as well as Hong Kong, and we had in aggregate five health management centers located in four cities in Mainland China, with an aggregate floor area of approximately 62,812 square meters. Substantially all of the lessors for the leased premises have valid title to the property. These leases vary in duration from one year to eleven years. We believe that our existing facilities are adequate for our current business operations and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

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

Productivity of Distribution Team and Network

We believe that building out an extensive branch network and a large relationship manager team is essential to increasing our brand recognition, client base and servicing capacity and therefore, the productivity of our distribution team and network is and will continue to be essential to our net revenues and business operations. The productivity of our relationship manager team, as measured by transaction value per relationship manager, were RMB52.4 million, RMB49.4 million and RMB42.3 million (US$6.1 million) for the years ended June 30, 2021, 2022 and 2023, respectively. As we expand our coverage network and expand the team of our relationship managers, we will increase our capacity to cultivate and serve new clients and markets, and further improve our operating results.

Number of Active Clients and Repeat Purchases Made by Active Clients

Our revenue growth is driven by the increasing number of clients we serve and their increasing investments over the years. We closely monitor the number of our active clients and repeat purchases made by active clients as key operating metrics. We have a growing and loyal client base. For the years ended June 30, 2021, 2022 and 2023, we had approximately 38,033, 43,764 and 46,627 active clients (those who purchased products distributed by us during any given period or those who maintained as holders of our products within the given period), respectively. An increase in the number of active clients has contributed to the growth of the total value of the products we distribute, which ultimately affects one-time commissions we receive and in the long-run the recurring fees and performance-based fees we receive. In addition, we have been able to maintain a high level of client retention. Our repeat investment rate, which refers to the value of new transactions made by our active clients in an indicated period divided by their previous transaction value that reached maturity in the same period, remained at the high levels of 76.7%, 80.8% and 82.0% for the years ended June 30, 2021, 2022 and 2023, respectively. We expect that the number of active clients and level of repeat purchases made by active clients will continue to be a key factor affecting our revenue growth.

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

	For the year ended June 30,
	2021			2022			2023
	RMB	%	US$	RMB	%	US$	RMB	%	US$
	(in thousands, except for percentages)
Wealth management services	1,795,552	97.9	271,235	1,899,573	97.8	294,197	1,949,410	93.2	280,777
Asset management services	14,942	0.8	2,257	19,476	1.0	3,016	32,562	1.6	4,690
Health management services	—	—	—	422	0.0	65	86,464	4.1	12,454
Other services	23,928	1.3	3,615	22,642	1.2	3,508	23,321	1.1	3,359
Total	1,834,422	100.0	277,107	1,942,113	100.0	300,786	2,091,757	100.0	301,280

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

The range of distribution commissions for our wealth management products is as follows:

●	Private Market Investment Products—We generate distribution commissions paid by product providers (e.g. fund managers) typically calculated as 0.3% to 2.7% of the total capital balance raised from our clients at a point in time upon establishment of a financial product, with the vast majority of our Private Market Investment Products generating distribution commissions ranging from 2.0% to 2.7%.
●	Public Market Investment Products—Our commission rates generally range from 0.03% to 0.6% per year.

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

Other financial products mainly comprise insurance products in connection with our insurance brokerage services.

The following table sets forth the components of our net revenues from wealth management services by product type for the periods indicated.

	For the year ended June 30,
	2021			2022			2023
	RMB	%	US$	RMB	%	US$	RMB	%	US$
	(in million, except for percentages)
Private Market Investment Products
Long-term asset-backed products	1,427	79.4	216	1,010	53.2	156	963	49.4	139
Short-term asset-backed products	238	13.3	36	655	34.5	102	567	29.1	82
Venture capital funds and private equity funds	24	1.3	4	87	4.6	13	44	2.3	6
Hedge funds	16	0.9	2	63	3.3	10	53	2.7	8
Subtotal	1,705	94.9	258	1,815	95.6	281	1,627	83.5	235

Public Market Investment Products	16	0.9	2	14	0.7	2	20	1.0	3
Others Financial Products	75	4.2	11	71	3.7	11	302	15.5	43
Total	1,796	100.0	271	1,900	100.0	294	1,949	100.0	281

The following table sets forth the transaction value and net revenues of different product categories under our wealth management services for the periods indicated.

	For the year ended June 30,
	2021				2022				2023
	Transaction
	value		Revenue		Transaction value		Revenue		Transaction value		Revenue
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Private Market Investment Products
Long-term asset-backed products	45,857	6,927	1,427	216	32,015	4,958	1,010	156	30,652	4,415	963	139
Short-term asset-backed products	24,606	3,717	238	36	38,673	5,990	655	102	35,934	5,176	567	82
Venture capital funds and private equity funds	829	125	24	4	1,795	278	87	13	659	95	44	6
Hedge funds	1,739	263	16	2	3,403	527	63	10	1,670	240	53	8
Subtotal	73,031	11,032	1,705	258	75,886	11,753	1,815	281	68,915	9,926	1,627	235

Public Market Investment Products	5,549	838	16	2	3,762	583	14	2	3,258	469	20	3
Other Financial Products	201	31	75	11	126	19	71	11	456	66	302	43
Total	78,781	11,901	1,796	271	79,774	12,355	1,900	294	72,629	10,461	1,949	281

Our other financial products are mainly insurance products relating to our insurance brokerage services. We derive brokerage commissions from insurance brokerage services by facilitating sales of insurance products through our Hong Kong subsidiaries. The insurance products we currently offer include (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance product (including personal accident insurance product). The one-time commissions are computed as a pre-agreed percentage of insurance premiums received by the insurance companies from sales facilitated by our Hong Kong subsidiaries.

Asset Management Services

Under asset management services, we manage and distribute inhouse funds to our clients, and also provide discretionary and advisory mandate services to our clients.

Our net revenues from the asset management services consist of (i) management fees calculated either as a percentage of the AUM of the funds or mandates, and (ii) performance-based fees calculated with reference to the fund’s or mandate’s investment performance exceeding a certain threshold. We are able to provide asset management services through (i) Hywin Asset Management (Hong Kong) Limited, a licensed asset manager in Hong Kong, and (ii) Shenzhen Panying, a PRC fund manager of venture capital funds and private equity funds. For the years ended June 30, 2021, 2022 and 2023, the net revenues were derived from Hywin Asset Management (Hong Kong) Limited.

The following table sets forth the components of our net revenues from asset management services by revenue type for the periods indicated.

	For the year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
Management fees	13,620	91.2	19,476	100.0	32,562	100.0	4,690
Performance based income	1,322	8.8	—	—	—	—	—
Total	14,942	100.0	19,476	100.0	32,562	100.0	4,690

Health Management Services

Our net revenues from health management services comprise (i) fees from medical examination services, and (ii) fees from other health management services. Our high-end medical examination services, together with our wealth management services, serve as the primary gateway to initiating connections with our clients, underpinning subsequent conversions into other health management services. For the year ended June 30, 2023, we provided such services through five health management centers in four cities in China, all of which were capable of providing high-end integrated health management services. We expect that revenues generated from our health management services will continue to grow in the future.

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

Operating Costs and Expenses

Our operating costs and expenses primarily consist of (i) compensation and benefits; (ii) health management costs; (iii) sales and marketing expenses; (iv) general and administrative expenses; (v) share-based compensation expenses; and (vi) impairment loss on goodwill and on intangible assets. The following table sets forth the components of our operating costs and expenses for the periods indicated.

	For the year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
Compensation and benefits	1,003,061	64.6	1,050,077	65.0	1,156,381	61.0	166,556
Health management costs	—	—	4,287	0.2	74,476	3.9	10,727
Sales and marketing expenses	326,879	21.1	311,773	19.3	318,465	16.8	45,869
General and administrative expenses	200,929	12.9	241,946	15.0	302,221	16.0	43,530
Share-based compensation expenses	21,947	1.4	7,340	0.5	5,207	0.3	750
Impairment loss on goodwill	—	—	—	—	35,412	1.9	5,100
Impairment loss on intangible assets	—	—	—	—	2,210	0.1	318
Total	1,552,816	100.0	1,615,423	100.0	1,894,372	100.0	272,850

Compensation and Benefits

Our compensation and benefits are operating costs relating to wealth management and asset management services, which primarily include base salary, sales commission and other compensation and benefits of our relationship managers, who directly contribute to our revenues generation activities, such as distribution of fund products and insurance products.

Unpaid commissions were separately presented as commission payable and commission payable-long term on our consolidated balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

Health Management Costs

Our health management costs are operating costs relating to health management services, which primarily include salaries and welfare paid to physicians, nurses, purchase of medical consumables, depreciation and amortization, rental, and fees paid to third-party service providers.

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

Share-based Compensation Expenses

For the year ended June 30, 2018, 3,352,990 options were issued to employees, executive officers and directors of Hywin Wealth Management under the 2018 Option Plan. There were no newly issued options since then. For details of the 2018 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2018 Plan.” The options granted and issued under the 2018 Option Plan were treated as liabilities as a repurchase feature was attached. As a result, they were measured at fair value when granted and remeasured as of each reporting date. For the years ended June 30, 2021, 2022 and 2023, RMB21.9 million, RMB7.3 million and RMB5.2 million (US$0.8 million) were recorded in share-based compensation expenses, respectively.

Impairment loss on goodwill and on intangible assets

Our impairment loss on goodwill and on intangible assets primarily include the impairment loss resulting from the impairment test on goodwill and on intangible assets in relation to our acquisitions of interests in our subsidiaries. For the year ended June 30, 2023, RMB35.4 million and RMB2.2 million were recorded on impairment loss on goodwill and on intangible assets, respectively, relating to Grand Doctor reporting unit, primarily because Grand Doctor’s performance metrics failed to meet our established expectations following the acquisition. There were no impairment loss for the years ended June 30, 2021 and 2022.

Other (Expenses) /Income

Interest Income, Net

Our net interest income primarily represented interests from bank deposits for the years ended June 30, 2021, 2022 and 2023.

Other (Expenses)/Income, Net

Our net other expenses are recorded as a result of non-operating income or expenses. For the year ended June 30, 2021, our other income mainly represented government subsidy and governmental tax return. For the years ended June 30, 2022 and 2023, our other expenses mainly represented exchange loss, partially offset by government subsidies.

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

Mainland, PRC

Our PRC subsidiaries, variable interest entities, or VIEs, and their respective subsidiaries are considered PRC resident enterprises under PRC income tax law, and subject to PRC enterprise income tax on their taxable income at a rate of 25%, except for Shanghai Ziji which has been enjoying a 12.5% preferential income tax rate since July 2022.

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

	For the year ended June 30,
	2021		2022		2023
	RMB	%	RMB	%	RMB	%	US$
	(in thousands, except for percentages)
NET REVENUE

From third parties
Wealth management	1,792,408	97.7	1,895,074	97.6	1,947,731	93.1	280,536
Assets management	14,942	0.8	19,476	1.0	32,562	1.6	4,690
Health management	—	—	422	0.0	86,464	4.1	12,454
Others	23,928	1.3	22,642	1.2	23,321	1.1	3,359
Total net revenues from third parties	1,831,278	99.8	1,937,614	99.8	2,090,078	99.9	301,039

From related parties
Wealth management	3,144	0.2	4,499	0.2	1,679	0.1	241
Total net revenues from related parties	3,144	0.2	4,499	0.2	1,679	0.1	241
Total net revenues	1,834,422	100.0	1,942,113	100.0	2,091,757	100.0	301,280

Compensation and benefits	1,003,061	54.7	1,050,077	54.1	1,156,381	55.4	166,556
Health management costs	—	—	4,287	0.2	74,476	3.6	10,727
Sales and marketing	326,879	17.8	311,773	16.1	318,465	15.2	45,869
General and administrative expenses	200,929	11.0	241,946	12.5	302,221	14.4	43,530
Share-based compensation expenses	21,947	1.2	7,340	0.4	5,207	0.2	750
Impairment loss on goodwill	—	—	—	—	35,412	1.7	5,100
Impairment loss on intangible assets	—	—	—	—	2,210	0.1	318
Total operating cost and expenses	1,552,816	84.7	1,615,423	83.3	1,894,372	90.6	272,850

Interest income, net	1,537	0.1	1,498	0.1	1,348	0.1	194
Other income/(expenses), net	12,608	0.7	(3,741)	(0.2)	(7,083)	(0.3)	(1,020)
Income before income tax expense	295,751	16.1	324,447	16.7	191,650	9.2	27,604
Income tax expense	(88,094)	(4.8)	(88,578)	(4.6)	71,380	3.4	10,281
Net income	207,657	11.3	235,869	12.1	120,270	5.8	17,323

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

Net Revenues

Our net revenues increased by RMB149.7 million, from RMB1,942.1 million for the year ended June 30, 2022 to RMB2,091.8 million (US$301.3 million) for the year ended June 30, 2023, primarily due to an increase in transaction value of overseas insurance products distributed on our platform, and increases in net revenues generated from asset management services and health management services.

Wealth management services

Our net revenues from wealth management services increased by RMB49.8 million from RMB1,899.6 million for the year ended June 30, 2022 to RMB1,949.4 million (US$280.8 million) for the year ended June 30, 2023, primarily due to an increase in transaction value of insurance products, partially offset by a decrease in transaction value of Private Market Investment Products.

For a description of our net revenues from wealth management services generated from related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Asset management services

Our net revenues from asset management services increased by RMB13.1 million from RMB19.5 million for the year ended June 30, 2022 to RMB32.6 million (US$4.7 million) for the year ended June 30, 2023, driven by growing client interest in offshore funds and discretionary mandates managed by us.

For a description of our net revenues from asset management services generated from related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Health management services

Our net revenues from health management services increased by RMB86.1 million from RMB0.4 million for the year ended June 30, 2022 to RMB86.5 million (US$12.5 million) for the year ended June 30, 2023, primarily attributable to increase in service fees for providing medical examination and health management services following the acquisitions of Life Infinity and SCHMC.

Other services

Our net revenues from other services increased by RMB0.7 million from RMB22.6 million for the year ended June 30, 2022 to RMB23.3 million (US$3.4 million) for the year ended June 30, 2023, mostly attributable to increase in net revenues from our technology consulting services and other value-added services.

Operating Cost and Expenses

Our total operating costs and expenses increased by RMB279.0 million from RMB1,615.4 million for the year ended June 30, 2022 to RMB1,894.4 million (US$272.9 million) for the year ended June 30, 2023.

For a description of our operating cost and expenses paid to related parties, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions.”

Compensation and benefits

Our cost of compensation and benefits increased by RMB106.3 million from RMB1,050.1 million for the year ended June 30, 2022 to RMB1,156.4 million (US$166.6 million) for the year ended June 30, 2023, primarily due to increase in the number of relationship managers and increase in the transaction value of overseas insurance products.

Health management costs

Our health management costs increased by RMB70.2 million from RMB4.3 million for the year ended June 30, 2022 to RMB74.5 million (US$10.7 million) for the year ended June 30, 2023, in line with the increase of net revenue from health management services.

Sales and marketing expenses

Our sales and marketing expenses increased by RMB6.7 million from RMB311.8 million for the year ended June 30, 2022 to RMB318.5 million (US$45.9 million) for the year ended June 30, 2023, primarily due to increased personnel expenses relating to health management services, partially offset by reduced marketing and sales activities relating to wealth management services.

General and administrative expenses

Our general and administrative expenses increased by RMB60.3 million from RMB241.9 million for the year ended June 30, 2022 to RMB302.2 million (US$43.5 million) for the year ended June 30, 2023, primarily due to increased personnel and infrastructure expenses related to technology, as well as additional expenses related to health management services.

Share-based compensation expenses

Our share-based compensation expenses decreased by RMB2.1 million from RMB7.3 million for the year ended June 30, 2022 to RMB5.2 million (US$0.8 million) for the year ended June 30, 2023, primarily because most of the options issued by the 2018 Plan have been fully vested. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Impairment loss on goodwill and on intangible assets

We recorded impairment loss on goodwill of RMB35.4 million (US$5.1 million) and impairment loss on intangible assets of RMB2.2 million (US$0.3 million) for the year ended June 30, 2023, primarily because Grand Doctor’s performance metrics failed to meet our established expectations following the acquisition.

Interest Income, Net

Our net interest income remained stable at RMB1.5 million and RMB1.3 million (US$0.2 million) for the years ended June 30, 2022 and 2023, respectively.

Other Income/(Expenses), Net

We recorded net other expenses of RMB3.7 million and RMB7.1 million (US$1.0 million) for the years ended June 30, 2022 and 2023, respectively. For the years ended June 30, 2022 and 2023, the net other expenses primarily represented exchange loss, partially offset by government subsidies.

Income Tax Expense

Our income tax expense decreased from RMB88.6 million for the year ended June 30, 2022 to RMB71.4 million (US$10.3 million) for the year ended June 30, 2023. Such decrease was in line with the decrease in our net income.

Net Income

As a result of the foregoing, our net income decreased by RMB115.6 million from RMB235.9 million for the year ended June 30, 2022 to RMB120.3 million (US$17.3 million) for the year ended June 30, 2023.

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

Compensation and benefits

Our cost of compensation and benefits increased by RMB51.3 million from RMB1,003.1 million for the year ended June 30, 2021 to RMB1,050.1 million (US$162.6 million) for the year ended June 30, 2022, primarily due to increased average business volume per relationship manager.

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

Share-based compensation expenses

Our share-based compensation expenses decreased by RMB14.6 million from RMB21.9 million for the year ended June 30, 2021 to RMB7.3 million (US$1.1 million) for the year ended June 30, 2022. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations. We had net income of approximately RMB207.7 million, RMB235.9 million and RMB120.3 million (US$17.3 million) for the years ended June 30, 2021, 2022 and 2023, respectively. As of June 30, 2022 and 2023, we had cash and cash equivalents of RMB525.1 million and RMB868.9 million (US$120.3 million), respectively. As of June 30, 2023, 89.4% of our cash and cash equivalents were located in China.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations and strategic initiatives. For example, we may need a substantial amount of capital to acquired additional land use rights in the future to further expend our health management services. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or debt securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

We are in the process of applying for certificates of cybersecurity with respect to our operating subsidiaries. The compliance with the regulations could be expensive, and the reduction in our ability to collect, transfer and use data due to tightened regulations could also have an adverse effect on our business. We expect our cybersecurity compliance expenditure to be capped at RMB10.0 million.

In September 2023, we won a bid to acquire the land use rights of a parcel of land with a total site area of 56,449.39 square meters and the above-ground construction in progress, situated at 09-No.5-3, Boao Lecheng International Medical and Tourism Pilot Zone, Hainan Province, the PRC at a consideration of approximately RMB129.2 million. We have already paid the consideration. We intend to construct an integrated health management center pilot project on this parcel of land to further expand our health management services. The planning for this project is still in its early stages, and it may be a long-term process that spans several years. Therefore, we do not currently have a detailed plan or budget for this project. We plan to spend RMB500.0 million to RMB1,000.0 million over the next 5 to 10 years in relation to the construction of this pilot project.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended June 30,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	334,033	238,751	525,322	75,663
Net cash used in investing activities	(14,631)	(286,497)	(248,665)	(35,816)
Net cash (used in)/provided by financing activities	185,606	(1,000)	1,568	226
Effect of exchange rate changes	11,917	3,814	7,280	(7,565)
Net increase/(decrease) in cash, cash equivalents, and restricted cash	516,925	(44,932)	285,505	32,508
Cash and cash equivalents at beginning of the year	108,358	439,287	525,136	78,245
Cash and cash equivalents at end of the year	439,287	525,136	868,908	120,251
Restricted cash at beginning of the year	80,027	266,023	135,242	20,151
Restricted cash at the end of the year	266,023	135,242	76,975	10,653

Operating Activities

Net cash provided by operating activities for the year ended June 30, 2023 was RMB525.3 million (US$75.7 million). This reflected net income of RMB120.3 million (US$17.3 million), as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB54.3 million (US$7.8 million) mainly in relation to equipment, furniture, fixture, real estate properties and leasehold improvements; (ii) non-cash operating lease expense of RMB85.8 million (US$12.4 million) mainly in relation to lease; (iii) share-based compensation expense of RMB5.2 million (US$0.8 million); (iv) impairment loss on goodwill of RMB35.4 million (US$5.1 million); (v) impairment loss on intangible assets of RMB2.2 million (US$0.3 million); and (vi) changes in deferred taxes of RMB1.8 million (US$0.3 million). This amount was further adjusted by positive changes in operating assets and liabilities primarily including (i) a decrease in account receivables of RMB157.0 million (US$22.6 million) due to more efforts made on collection; (ii) a decrease in amounts due from and due to related parties, net of RMB68.0 million (US$9.8 million); (iii) a decrease in deposits, prepayments and other current assets of RMB96.2 million (US$13.9 million); (ⅳ) an increase in commission payable of RMB88.5 million (US$12.7 million) in relation to commission paid to relationship managers; (ⅴ) an increase in income tax payable of RMB47.6 million (US$6.9 million); and (ⅵ) an increase in other payables and accrued liabilities and commitments and contingencies of RMB1.7 million (US$0.2 million), which mainly consisted of increased value-added tax payables, partially offset by (i) an increase in contract assets of RMB33.5 million (US$4.8 million) in relation to the estimated renewal commissions for insurance brokerage services; (ii) a decrease in accounts payable of RMB41.0 million (US$5.9 million) in relation to the amounts paid to vendors; (iii) a decrease in  advance from customers of RMB21.6 million (US$3.1 million); (iv) a decrease in investor’s deposit of RMB61.2 million (US$8.8 million), which were investors’ uninvested cash balances temporarily deposited in our bank accounts, fluctuating with client transactions and settlements of different types of products; and (ⅴ) a decrease in operating lease liabilities of RMB77.9 million (US$11.2 million) in relation to lease.

Net cash provided by operating activities for the year ended June 30, 2022 was RMB238.8 million (US$37.0 million). This reflected net income of RMB235.9 million (US$36.5 million), as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB28.3 million (US$4.4 million) mainly in relation to equipment, furniture, fixture, real estate properties and leasehold improvements; and (ii) share-based compensation expense of RMB7.3 million (US$1.1 million). This amount was further adjusted by negative changes in operating assets and liabilities primarily including (i) a decrease in investor’s deposit of RMB116.1 million (US$18.0 million), which were investors’ uninvested cash balances temporarily deposited in our bank accounts, fluctuating with client transactions and settlements of different types of products; and (ii) an increase in current and non-current commission payable of RMB54.2 million (US$8.4 million) in relation to the commission paid to relationship managers, partially offset by (i) an increase in other payables and accrued liabilities of RMB30.5 million (US$4.7 million), which mainly consisted of increased value-added tax payables; (ii) a decrease in account receivables of RMB30.2 million (US$4.7 million); (iii) a decrease in amounts due from and due to related parties, net of RMB71.4 million (US$11.1 million); (iv) an increase in income tax payable of RMB3.3 million (US$0.5 million); and (v) a decrease in deposits, prepayments and other current assets and in long-term prepayments, net of RMB3.4 million (US$0.5 million).

Net cash provided by operating activities for the year ended June 30, 2021 was RMB334.0 million (US$50.5 million). This reflected net income of RMB207.7 million (US$31.4 million), as adjusted by non-cash and non-operating items primarily including (i) depreciation and amortization of RMB25.6 million (US$3.9 million) mainly in relation to equipment, furniture, fixture and leasehold improvements; (ii) share-based compensation expense of RMB21.9 million (US$3.3 million); and (iii) deferred taxes assets of RMB1.7 million (US$0.3 million). This amount was further adjusted by positive changes in operating assets and liabilities primarily including (i) an increase in investor’s deposit of RMB174.0 million (US$26.3 million), which were investors’ uninvested cash balances temporarily deposited in our bank accounts, fluctuating with client transactions settlements of different types of products; (ii) an increase in other payables and accrued liabilities of RMB75.0million (US$11.3million), which mainly consisted of increased value-added tax payables and payroll payables; and (iii) an increase in commission payable of RMB42.3 million (US$6.4 million) in relation to the commission paid to relationship managers, partially offset by (i) an increase in account receivables of RMB190.4 million (US$28.8 million) in line with the increase in revenue; and (ii) a decrease in deposits, prepayments and other current assets of RMB15.9 million (US$2.4 million).

Investing Activities

Net cash used in investing activities for the year ended June 30, 2023 was RMB248.7 million (US$35.8 million), primarily attributable to (i) payment for office equipment, fixture and leasehold improvements of RMB19.9 million (US$2.9 million); (ii) payment for intangible assets of RMB1.6 million (US$0.2 million), representing the purchase of software; (ⅲ) purchases of term deposit of RMB28.9 million (US$4.2 million); (ⅳ) payment of consideration payable for acquisition of Grand Doctor of RMB15.3 million (US$2.2 million); and (ⅴ) payment of consideration payable for acquisition of Life Infinity and SCHMC of RMB183.0 million (US$26.4 million).

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

Financing Activities

Net cash used in financing activities for the year ended June 30, 2023 was RMB1.6 million (US$0.2 million), attributable to proceeds from shareholder investments of RMB3.6 million (US$0.5 million), partially offset by repayment of loans to third parties of RMB2.0 million (US$0.3 million).

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Out of our significant accounting policies, which are described in Note 3 - Summary of Significant Accounting Policies included elsewhere in this annual report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) revenue recognition, (ii) impairment of long-lived assets, (iii) impairment of goodwill and indefinite-lived intangible assets, (iv) accounts receivable, and (iv) income taxes.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Revenue recognition for renewal fee for insurance brokerage services

For the long-term insurance products, in addition to the initial commission earned, we are also entitled to subsequent renewal commission and compensation, and renewal performance bonus which represents variable considerations and are contingent on future renewals of initial policies or we achieve our performance target. Renewal commissions are determined by multiplying a pre-agreed charge rate with renewal premiums actually paid by the policyholders. Renewal compensation is determined by multiplying a pre-agreed charge rate with certain insurance products’ renewal premiums actually paid by the policyholders. Renewal performance bonus is variable according to different threshold of the total renewal premiums.

When making estimates of the amount of variable consideration to which we expect to be entitled, we use the expected value method and evaluate many factors, including but not limited to, insurance companies mix, product mix, renewal term of various products, renewal premium rates and commission rates, to determine the method(s) of measurement, relevant inputs and the underlying assumptions. We consider constraints as well when determining the amount which should be included in the transaction price.

For fiscal years prior to 2023, revenue related to the variable consideration is recorded when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, i.e., when a policyholder pays the renewal premium to the insurance company, and the policy is renewed because we were not able to conclude a significant reversal to the estimated variable consideration is not probable, considering factors such as a) we have limited history of selling our current insurance products with our current customers, such that our experience in outdated products is of little predictive value in renewal(s) rate estimate; b) the occurrence of a renewal is outside our control and the estimate of renewal premium rates is complex and requires significant assumptions; and c) the contingency lasts across a long period of time.

We perform ongoing evaluation of the appropriateness of the constraint applied, and will consider the sufficiency of evidence that would suggest that the long-term expectation underlying the assumptions has changed. Starting from July 1, 2022 we believe that we have already accumulated adequate scale of historical data and experiences at a confidence level that through which we can utilize to make a reasonable estimate of variable considerations over our portfolio of contracts. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available. Actual renewal commissions in the future may differ significantly from those previously estimated.

The following describes how we apply the expected value method and our key considerations and judgments under the expected value method:

●	Accumulating historical data and experiences: We believe that accumulating sufficient renewal years’ data for new products sold as the basis for the estimate is necessary for making a reasonable estimate that is representative and comparable to those policies sold in subsequent periods. On-going accumulation of historical renewal data and experiences represents the growth of our confidence for making a reasonable estimate without a significant subsequent reversal in revenue recognized.
●	Estimating variability for each variable renewal consideration: For each of the variable renewal commissions, there is only one underlying variability (i.e., the renewal rates for each of the subsequent years of the policy period which is contingent on policyholders’ renewal). Given the payment term for each of the renewal commissions is different, we thus separately estimate the future renewal rates of batches of policies based on accumulated historical renewal information.

For the year ended June 30, 2021, 2022 and 2023, we recognized revenues related to estimated variable renewal commissions with respect to long-term insurance products amounting to nil, nil and RMB33,491, respectively.

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

For the years ended June 30, 2021, 2022 and 2023, we recognized impairment of long-lived assets of nil, nil and RMB2,210, respectively.

Goodwill impairment assessment

We assess goodwill for impairment in accordance with ASC 350-20, Intangibles—Goodwill and Other: Goodwill (“ASC 350-20”), which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events.

We have four reporting units as of June 30, 2023. We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required.

In the quantitative assessment, the fair value of each reporting unit was estimated using a discounted cash flow methodology. The discounted cash flow analysis requires significant estimates, including projections of future operating results and cash flows of each reporting unit that are based on internal budgets and strategic plans, expected long-term growth rates, terminal values, weighted average cost of capital and the effects of external factors and market conditions. Changes in these estimates and assumptions could materially affect the estimated fair value of each reporting unit that could result in an impairment charge to reduce the carrying value of goodwill, which could be material to our financial position and results of operations.

The sensitivity analysis on the future cash flows and WACC assumptions are described below. These key assumptions utilized in the discounted cash flow valuation methodology require significant management judgment:

Future cash flow assumptions – The projections for future cash flows utilized in the models are derived from historical experience and assumptions regarding future growth and profitability of each reporting unit. These projections are consistent with our operating budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of each reporting unit. The growth rates assumed a gradual increase in revenue based on new customer acquisition and increase of unit price per customer. Beyond five years a terminal value was determined using a perpetuity growth rate based on inflation and real GDP growth rates. A sensitivity analysis of the customer number growth rate and revenue growth rate were performed on all reporting units. For Grand Doctor, Life Infinity and SCHMC analyzed using quantitative assessment, a 9% decrease in customer number of medical examination service growth rate, 9% decrease in customer number of medical examination service that were transferred from Hywin Wealth Management or 5% decrease in recurring rate for health management services were used respectively. The result of assessment of reporting unit Grand Doctor and Life Infinity would be fluctuated from the current result.

WACC – The WACC is the rate used to discount each reporting unit’s estimated future cash flows. The WACC is calculated based on the proportionate weighting of the cost of debt and equity. The cost of equity is based on a risk-free interest rate and an equity risk factor, which is derived from public companies similar to the reporting unit and which captures the perceived risks and uncertainties associated with the reporting unit’s cash flows. The cost of debt component is calculated as the weighted average cost associated with all of our company’s outstanding borrowings as of the date of the impairment test and was immaterial to the computation of the WACC. The cost of debt and equity is weighted based on the debt to market capitalization ratio of publicly traded companies with similarities to the reporting unit being tested. The WACC used are 13.20% for Grand Doctor, 16.00% for Life Infinity and 12.50% for SCHMC as of June 30, 2023.

For the years ended June 30, 2021, 2022 and 2023, we recorded goodwill impairment amounting to nil, nil and RMB35,412, respectively. Impairment recorded for the year ended June 30, 2023 represented the amount by which the carrying value of the reporting unit of Grand Doctor exceeds their fair value.

Item 6.        Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officer	Age	Position/Title

Mr. HAN Hongwei	59	Director, Chairman of the Board
Ms. WANG Dian*	56	Director, Chief Executive Officer
Ms. ZHU Shuming*	48	Director
Mr. Joel A. GALLO	52	Independent Director
Ms. CHEN Jie	53	Independent Director
Mr. CHAN Chun Hung Vincent	61	Independent Director
Mr. LOK Wai	42	Chief Financial Officer
Mr. LIU Zheng	42	Chief Marketing Officer
Mr. ZHU Hua	43	Chief Technology Officer
Mr. WANG Gui	48	Vice President of Strategy
Mr. XIAO Wen	47	Vice President of Overseas Business

*Cousin of Mr. HAN Hongwei.

Mr. HAN Hongwei. Mr. HAN has served as our director since July 2019, and our chairman of the board since September 2019. Mr. HAN is the founder of our Company and Hywin Financial Holding. Prior to that, Mr. HAN served as the chairman at Henan Yizhong (Group) Co., Ltd. from July 1995 to June 2008, responsible for the overall management of the company. Mr. HAN is currently the president of Henan Chamber of Commerce (Shanghai) and New Shanghai Merchants Federation, and executive president of the Federation of Enterprises in Shanghai (Chamber of Commerce). Mr. HAN was awarded the “Industry Achievement Award” by Hurun Report in November 2017. He was recognized as the “2014 China Economic Figure” by Economic Information Daily in November 2014. He was also recognized as the “Man of the Year for China Independent Wealth Management Industry” by Fortune Today in November 2016. He was elected as the first chairman of the Council of China Private Investor Rights Protection Alliance in July 2017. Mr. Han was recognized as one of the “2021-2022 Outstanding Entrepreneurs” by the Shanghai Committee of the China National Democratic Construction Association. Mr. Han was also recognized as one of the “10 Most Influential People of the Year” at the 2021-2022 China Alcohol Aspiration Awards.

Ms. WANG Dian. Ms. WANG has served as our director since July 2019, and our chief executive officer since September 2019. Ms. WANG has served as the chief executive officer of Hywin Wealth Management since July 2018. Prior to that, Ms. WANG served as the Vice President of Hywin Financial Holding from July 2015 to July 2018, responsible for the middle to backstage management of the company. Ms. WANG received her executive master of business administration from Cheung Kong Graduate School of Business in 2018. In 2020, Ms. WANG won the “Woman of the Year in Greater China Wealth Management” at the WealthBriefingAsia Greater China Awards 2020. In 2021, 2022 and 2023, Ms. WANG won the “Best CEO in Greater China Wealth Management” at the WealthBriefingAsia Greater China Awards 2021, 2022 and 2023, respectively.

Ms. ZHU Shuming. Ms. ZHU was appointed as our director in February 2021. Ms. ZHU served as President and COO of Hywin Capital Management LLC, an affiliated entity, from October 2016 to February 2023. Ms. ZHU directed the overall management of the firm and also worked as the international liaison between the firm and other Hywin entities in various jurisdictions. In June 2023, Ms. ZHU joined Haiyin Wealth Management (Hong Kong) Limited as a Managing Director to advocate the firm’s public relations, diversity and ESG initiatives. Ms. ZHU brings to the firm over 10 years of experience in the financial industry and has worked in the United States, Canada and China. Ms. ZHU previously worked at various North American financial firms, including Manulife Financial, Mercer Investment Consulting and Mercer HR Consulting. Ms. ZHU graduated with a Bachelor of Science degree from Renmin University of China in 1997 and a Master of Science degree from Boston University, United States in 2001.

Mr. Joel A. GALLO. Mr. GALLO was appointed as our independent director in June 2020, and his appointment was effective in March 2021. Mr. GALLO has been the chief financial officer of HD EDU since February 2023. In addition, Mr. GALLO has been an adjunct professor at New York University since January 2021. Mr. GALLO was the chief financial officer of CoinTiger from July 2022 to January 2023. From March 2021 to May 2022, Mr. GALLO was the chief financial officer of ETAO International Group. Prior to that role, he was the chief executive officer of Columbia China League Business Advisory Co. from November 2019 to February 2021, providing advisory professional services, including advising Chinese companies on initial public offering issues in the U.S. From April 2013 to December 2018, Mr. GALLO served as co-founder and principal of GLS Group LLC, responsible for providing management consulting services to financial sector firms. Previously, between February 1994 and March 2013, Mr. GALLO was a senior executive at Scudder Kemper Investments (Deutsche Bank Asset Management), TLX Trading Networks, Deloitte, Ernst & Young, EMC and PricewaterhouseCoopers. In those roles, Mr. GALLO advised over 100 global financial institutions on finance, strategy, transformation, and risk management projects. Mr. GALLO obtained his bachelor’s degree in management from Binghamton University – State University of New York in 1993, a master’s degree in international relations from Tufts University in 2008, and a master’s degree in public administration from Columbia University in 2018.

Ms. CHEN Jie. Ms. CHEN was appointed as our independent director in September 2019, and her appointment was effective in March 2021. Ms. CHEN has been the chief financial officer of SPI Energy Co., Ltd. since June 2021, and Ms. CHEN was previously the executive director of Brainzoom Business Consulting Co., Ltd. since July 2007, responsible for the operation of the company and also leading the consulting department providing business & financial consulting services to various companies. From January 2006 to May 2007, Ms. CHEN served as a vice president and finance director of Cellon International Holdings Corporation, responsible for leading the work of corporate finance department. From July 2000 to January 2006, Ms. CHEN served as the southern China regional administration manager of PricewaterhouseCoopers (2002-2006) and former Arthur Andersen (2000-2002), Shenzhen & Guangzhou branches, responsible for the regional office administration work. From June 1993 to June 2000, Ms. CHEN served as an audit manager of Arthur Andersen, Shenzhen branch, providing audit assurance services to various PRC companies that was listed on the international stock markets. Ms. CHEN obtained her bachelor’s degree in accounting from Shenzhen University in 1993 and is a member of CICPA and FCCA.

Mr. CHAN Chun Hung Vincent. Mr. CHAN was appointed as our independent director in June 2022, and his appointment was effective in June 2022. With over 28 years of experience in private equity in Asia, Mr. CHAN has been the Director of Samena Capital, which principally engages in private equity investment, since March 2021, and was a Senior Managing Director and Head of Asia of Samena Capital from 2016 to 2021. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia Limited. Mr. CHAN has been an independent non-executive director of CN Logistics International Holdings Limited, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (stock code: 2130) since September 17, 2020, and an independent non-executive director of IceCure Medical Limited, the shares of which are listed on the Nasdaq Capital Market (stock code: ICCM) since December 6, 2022. Mr. CHAN is currently a Director of the Hong Kong Venture Capital and Private Equity Association. Mr. CHAN has been a member of the Main Board and GEM Listing Review Committees of The Stock Exchange of Hong Kong Limited since July 2020. Mr. CHAN has been a member of the Chengdu Committee of the Chinese People’s Political Consultative Conference since 2012. He was previously a member of the Main Board and GEM Listing Committee of The Stock Exchange of Hong Kong Limited from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the HK SFC from July 2005 to March 2011. Mr. CHAN received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a Master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

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

Mr. LIU Zheng. Mr. LIU has served as our co-President since June 14, 2022, and the chief marketing officer of Hywin Wealth Management since August 2017. Mr. LIU previously served as the vice president of Hywin Wealth Management from February 2014 to August 2017 and successively served as our branch manager and regional general manager of Hywin Wealth Management from May 2013 to February 2014. Prior to that, Mr. LIU worked as an independent wealth advisor from September 2010 to May 2013. Mr. LIU served as the manager of the VIP Wealth Management Center of the China Guangfa Bank Co., Ltd., Hangzhou Branch from July 2005 to September 2010, responsible for managing the bank’s VIP and HNWI clients. Mr. LIU obtained a bachelor’s degree in finance from Zhejiang University City College in 2005. Mr. LIU was granted the certified financial planner (“CFP”) certification by Financial Planning Standards Board China Ltd. (Shanghai) in February 2010.

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

For the year ended June 30, 2023, we paid an aggregate of approximately RMB25.5 million (US$3.7 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated defined contribution plan.

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

On September 30, 2019, each grantee of such outstanding options entered into an amended grant letter with Hywin Wealth Management and our company, all parties agreed to replace the outstanding options granted by Hywin Wealth Management by options granted by our company, with each one option granted by our company replacing 10 options granted by Hywin Wealth Management, effective immediately (the “restated 2018 Plan”). As of September 30, 2023, 750,247 options to purchase approximately 1.5% issued ordinary shares of our company before the completion of our public offering were granted and outstanding under the restated 2018 Plan, at exercise prices ranging from US$1.894 per share to US$2.801 per share. All the grantees agreed not to exercise the granted options of our company within one year after the completion of our public offering, and after the first anniversary date of the IPO completion date, they can exercise their options after obtaining an approval from the board. The restated 2018 Plan will terminate on the fourth anniversary date of the IPO completion date and extendable at the Board’s election. The following table summarizes, as of September 30, 2023, the number of ordinary shares under outstanding options we granted to our directors and executive officers under the restated 2018 Plan:

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

The following table summarizes, as of September 30, 2023, the number of ordinary shares under outstanding options we granted to our directors and executive officers under the restated 2019 Plan:

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

2020 Plan

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of September 30, 2023, no share award has been granted under the 2020 Plan.

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

D.Employees

We had 2,284, 2,552 and 2,905 employees as of June 30, 2021, 2022 and 2023, respectively. The following table sets forth the number of our employees by function as of June 30, 2023.

Function	Number of employees	% of total
Relationship Managers	1,783	61.4
Management and Administration	609	20.9
Sales and Marketing	153	5.3
Health Management	360	12.4
Total	2,905	100.0

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

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of September 30, 2023:

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

Applicable percentage ownership is based on 56,000,000 ordinary shares outstanding as of September 30, 2023. Unless otherwise indicated, the address of each beneficial owner listed in the table below is 3F, 8 Yinchengzhonglu, Pudong New District, Shanghai, PRC.

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

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

Wealth Management and Asset Management Services Revenues from Related Parties

For the years ended June 30, 2021, 2022 and 2023, the wealth management and asset management services revenues generated from our related party amounted to RMB3.1 million, RMB4.5 million and RMB1.7 million (US$0.2 million), respectively.

Net Loans Borrowed from/Lent to Related Parties

For the year ended June 30, 2020, we provided several loans to Hywin Financial Holding, an entity ultimately controlled by Mr. HAN Hongwei. The loans lent to Hywin Financial Holding, for the purpose of supporting its business development, are unsecured, interest free and payment on demand. Subsequent to our initial public offering, we have made plans to reduce the outstanding amounts relating to such loans annually. Since then, the outstanding amounts relating to such loans have been reduced. As of June 30, 2021, 2022 and 2023, our outstanding amounts relating such loans amounted to RMB126.1 million, RMB66.1 million and nil, respectively.

Net Loans and Interest Payables Took over from Acquiring Grand Doctor

On January 27, 2022, we entered into a series of definitive share transfer agreements and capital increase agreement to purchase 65.26% equity interest of Grand Doctor. As part of the transaction, we assumed the RMB10.0 million (US$1.4 million) net loans by Grand Doctor previously borrowed from its minority shareholders Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I and Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II, which were used to support Grand Doctor’s business development. The RMB 4.4 million (US$0.6 million) and RMB 5.6 million (US$0.8 million) loans borrowed from Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I and Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II, respectively, are unsecured, payment on demand and 9% interest rate.

Net Loans and Interest Payables Took over from Acquiring Life Infinity

On August 25, 2022, we entered into a series of definitive share transfer agreements and capital increase agreement to purchase 63.39% equity interest of Life Infinity. As part of the transaction, we assumed the RMB1.0 million (US$0.1 million) net loans by Life Infinity previously borrowed from its minority shareholder Beijing Boyi Kangsheng Investment Consulting Co., Ltd, which were used to support Life Infinity’s business development.

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

Dividend Policy

We did not declare or pay any dividend during the year ended June 30, 2023 and do not have any plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers. As of June 30, 2023, all of our cash and cash equivalents and restricted cash was held by major financial institutions located in Mainland and Hong Kong, China. We believe that these financial institutions located in Mainland and Hong Kong China are of high credit quality. For accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers, we extend credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, we delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers is significantly reduced.

Customer Concentration Risk

For the year ended June 30, 2023, three customers accounted for 22%, 18% and 16% of our total revenues. For the year ended June 30, 2022, three customers accounted for 14%, 13% and 10% of our total revenues.For the year ended June 30, 2021, two customers accounted for 18.0% and 11.0% of our total revenues. No other customer accounts for more than 10% of our revenue for the years ended June 30, 2021, 2022 and 2023, respectively.

As of June 30, 2023, one customer accounted for 15% of the total balance of accounts receivable. As of June 30, 2022, three customers accounted for 36%, 13% and 12% of the total balance of accounts receivable. As of June 30, 2021, three customers accounted for 18%, 16% and 14% of the total balance of accounts receivables. No other customer accounts for more than 10% of our accounts receivable as of June 30, 2021, 2022 and 2023, respectively.

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

For the period from the effective date of the registration statement to June 30, 2023, the total expenses incurred for our company’s account in connection with our initial public offering was US$2.0 million, which included US$1.7 million in underwriting discounts and commissions for the initial public offering and US$0.3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 25, 2021, the date that the registration statement was declared effective by the SEC, to June 30, 2023, we have used net proceeds from our initial public offering to cover (i) the organic growth of our asset management service business and wealth management service business, (ii) the expansion of our branch network in China and (iii) daily working capital, in the amount of US$3.5 million, US$2.5 million and US$3.6 million, respectively. We have been placing the rest of our net proceeds into short-term interest-bearing deposits with licensed banks. Based on our ongoing reevaluation of the changing business environment, we may deploy portions of the net proceeds for additional purposes, such as inorganic initiatives in the wealth and asset management space, and/or entries into other domains that high-net-worth clients are interested in.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2023. As defined in Rule 13a-15(e) of the Exchange Act, the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officers as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of June 30, 2023.

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

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements, we identified the following material weaknesses, which were first identified before we became a public company in March 2021, and has been in place for the years ended June 30, 2021, 2022 and 2023. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

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

To remediate the material weakness identified in internal control over our financial reporting, we have: (a) hired an experienced personnel in accounting department with adequate experience with US GAAP and SEC reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in US GAAP to existing personnel, including our Chief Financial Officer; (c) continued our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; and (d) continued our efforts to implement necessary review and controls at related levels and all important documents and contracts (including all of our subsidiaries) will be submitted to the office of its chief administrative officer for retention. The implementation of these measures may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot conclude that they have been fully remedied.

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

Item 16C.          Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated.

For the years ended June 30,
	2021	2022	2023
Audit fees (1)	US$1,079,224	US$761,182	US$618,000
Audit-related fees (2)	Nil	Nil	Nil
Tax fees (3)	Nil	Nil	Nil
All other fees (4)	Nil	Nil	Nil
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed or furnished with the SEC including interim earnings releases.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax compliance, tax advice and tax planning services.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

Item 16I.          Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

As of the date of this annual report, to our best knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Hywin Holdings Ltd. or the VIEs, (ii) the governmental entities in China do not have a controlling financial interest in Hywin Holdings Ltd. or the VIEs, (iii) none of the members of the board of directors of Hywin Holdings Ltd. is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association of Hywin Holdings Ltd. or the VIEs contains any charter of the Chinese Communist Party.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our company, please see the Supplemental Submission Pursuant to Item 16I(a) of Form 20-F filed as Exhibit 15.4 to this annual report.

Item 16J.          Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as an exhibit to this annual report.

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
4.1

Form of Option Granting Agreement for Restated 2018 Share Incentive Plan and Restated 2019 Share Incentive Plan (incorporated by reference to Exhibit 4.5 to the registration statement on Form S-8 (File No. 333-260129), as amended, initially filed with the Securities and Exchange Commission on October 8, 2021)

4.2

2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.3

Form of Employment Agreement between Hywin Wealth Management and ZHOU Huichuan, LIU Zheng and WANG Gui (incorporated by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.4

Form of Employment Agreement between Haiyin Wealth Management and XIAO Wen (incorporated by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.5

Form of Employment Agreement between Haiyin Wealth Management and LOK Wai(incorporated by reference to Exhibit 4.5 to the annual and transition report on Form 20-F (File No. 001-40238), filed with the Securities and Exchange Commission on October 12, 2021)

4.6

Form of Employment Agreement between Hywin Holdings Ltd. and CHAN Chun Hung Vincent (incorporated by reference to Exhibit 4.6 to the annual and transition report on Form 20-F (File No. 001-40238), filed with the Securities and Exchange Commission on October 12, 2022)

4.7

English translation of the Technical Consultation and Service Agreement between Hywin Consulting and Hywin Wealth Management, dated September 29, 2019 (incorporated by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.8

English translation of the Equity Pledge Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated July 26, 2022 (incorporated by reference to Exhibit 4.8 to the annual and transition report on Form 20-F (File No. 001-40238), filed with the Securities and Exchange Commission on October 12, 2022)

4.9

English translation of the Equity Option Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated July 26, 2022 (incorporated by reference to Exhibit 4.9 to the annual and transition report on Form 20-F (File No. 001-40238), filed with the Securities and Exchange Commission on October 12, 2022)

4.10

English translation of the Voting Rights Proxy and Financial Supporting Agreement by and among Hywin Consulting, Hywin Wealth Management and its shareholders, dated July 26, 2022 (incorporated by reference to Exhibit 4.10 to the annual and transition report on Form 20-F (File No. 001-40238), filed with the Securities and Exchange Commission on October 12, 2022)

4.11

English translation of the Technical Consultation and Service Agreement between Hywin Consulting and Shanghai Hywin Network Technology, dated September 29, 2019 (incorporated by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.12

English translation of the Equity Pledge Agreement by and among Hywin Consulting, Shanghai Hywin Network Technology and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.13

English translation of the Equity Option Agreement by and among Hywin Consulting, Shanghai Hywin Network Technology and its shareholders, dated on September 29, 2019 (incorporated by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.14

English translation of the Voting Rights Proxy and Financial Supporting Agreement by and among Hywin Consulting, Shanghai Hywin Network Technology and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.15

English translation of the Technical Consultation and Service Agreement between Hywin Consulting and Shenzhen Panying, dated September 28, 2019 (incorporated by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.16

English translation of the Equity Pledge Agreement by and among Hywin Consulting, Shenzhen Panying and its shareholders, dated September (incorporated by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.17

English translation of the Equity Option Agreement by and among Hywin Consulting, Shenzhen Panying and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.18

English translation of the Voting Rights Proxy and Financial Supporting Agreement by and among Hywin Consulting, Shenzhen Panying and its shareholders, dated September 29, 2019 (incorporated by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

8.1*	List of Significant Subsidiaries and Variable Interest Entities of the Registrant
11.1*	Insider Trading Policy
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm
15.2*	Consent of Allbright Law Offices
15.3*	Consent of Campbells
15.4*	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed with this Annual Report on Form 20-F.

**Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 18, 2023	Hywin Holdings Limited

	By:	/s/ WANG Dian
	Name:	WANG Dian
	Title:	Chief Executive Officer

HYWIN HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Hywin Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hywin Holdings Ltd. (the “Company”) as of June 30, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three year ended June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We have served as the Company’s auditor since 2019.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

Beijing, China

October 18, 2023

HYWIN HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of June 30,
	2022	2023	2023
	(RMB)	(RMB)	(US$)
Assets
Current assets:
Cash and cash equivalents	525,136	868,908	120,251
Restricted cash	135,242	76,975	10,653
Term deposit	—	28,903	4,000
Accounts receivable, net	564,374	415,134	57,452
Due from related parties	66,103	—	—
Deposits, prepayments and other current assets	51,204	46,392	6,420
Contract assets	—	33,491	4,635
Total current assets	1,342,059	1,469,803	203,411

Property and equipment, net	325,112	349,685	48,394
Long term investment	1,000	1,000	138
Intangible assets, net	33,548	98,603	13,646
Goodwill	75,194	257,712	35,666
Long-term prepayments	5,774	9,657	1,336
Deferred tax assets, net	725	725	100
Operating lease right-of-use assets	—	186,307	25,784
Total non-current assets	441,353	903,689	125,064

Total Assets	1,783,412	2,373,492	328,475

Liabilities and Shareholders’ equity
Current liabilities:
Commission payable	83,205	172,456	23,867
Accounts payable	—	3,332	461
Advance from customers	—	39,812	5,510
Investors’ deposit	132,154	70,934	9,817
Income tax payable	120,151	167,798	23,222
Due to related parties	36,172	38,073	5,269
Borrowings	2,000	—	—
Consideration payable and other payables	406,128	433,217	59,954
Operating lease liabilities, current	—	83,573	11,566
Total current liabilities	779,810	1,009,195	139,666

Commission payable-long term	1,289	526	73
Deferred tax liabilities	3,400	20,028	2,772
Operating lease liabilities, non-current	—	100,521	13,911
Total non-current liabilities	4,689	121,075	16,756

Total Liabilities	784,499	1,130,270	156,422

Mezzanine equity
Redeemable noncontrolling interest	30,600	30,600	4,235
Total Mezzanine equity	30,600	30,600	4,235
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000* shares as of June 30, 2022 and 2023, respectively)	36	36	5
Additional paid-in capital	510,390	515,665	71,364
Statutory reserves	100,926	128,297	17,755
Retained earnings	348,503	451,013	62,417
Accumulated other comprehensive income	8,458	16,680	2,309
Total equity attributable to the shareholders of Hywin Holdings Ltd.	968,313	1,111,691	153,850

Noncontrolling interests	—	100,931	13,968

Total equity	968,313	1,212,622	167,818

Total Liabilities, Mezzanine equity, and equity	1,783,412	2,373,492	328,475

*The shares are presented on a retroactive basis to reflect the nominal share issuance (Note 13).

The accompany notes are an integral part of these consolidated financial statements.

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2021	2022	2023	2023
	(RMB)	(RMB)	(RMB)	(US$)

Net revenues
From third parties
Wealth management	1,792,408	1,895,074	1,947,731	280,536
Asset management	14,942	19,476	32,562	4,690
Health Management	—	422	86,464	12,454
Others	23,928	22,642	23,321	3,359
Total net revenues from third parties	1,831,278	1,937,614	2,090,078	301,039
From a related party
Wealth management	3,144	4,499	1,679	241
Total net revenues from a related party	3,144	4,499	1,679	241
Total net revenues	1,834,422	1,942,113	2,091,757	301,280

Operating cost and expenses
Compensation and benefits	1,003,061	1,050,077	1,156,381	166,556
Health management costs	—	4,287	74,476	10,727
Share-based compensation expense	21,947	7,340	5,207	750
Sales and marketing expenses	326,879	311,773	318,465	45,869
General and administrative expenses	200,929	241,946	302,221	43,530
Impairment loss on goodwill	—	—	35,412	5,100
Impairment loss on intangible assets	—	—	2,210	318
Total operating cost and expenses	1,552,816	1,615,423	1,894,372	272,850

Income from operations	281,606	326,690	197,385	28,430

Other income/(expenses)
Interest income, net	1,537	1,498	1,348	194
Other income/(expenses), net	12,608	(3,741)	(7,083)	(1,020)
Total other income/(expenses), net	14,145	(2,243)	(5,735)	(826)

Income before income tax expense	295,751	324,447	191,650	27,604
Income tax expense	(88,094)	(88,578)	(71,380)	(10,281)
Net income	207,657	235,869	120,270	17,323

Less: net loss attributable to non-controlling interests	—	—	(9,611)	(1,384)
Net income attributable to shareholders of Hywin Holdings Ltd.	207,657	235,869	129,881	18,707

Net income	207,657	235,869	120,270	17,323
Other comprehensive Income
Foreign currency translation gain	10,542	4,177	8,222	1,184
Comprehensive Income	218,199	240,046	128,492	18,507

Less: Comprehensive Loss attributable to non-controlling interests	—	—	(9,611)	(1,384)
Comprehensive Income attributable to shareholders of Hywin Holdings Ltd.	218,199	240,046	138,103	19,891

Earnings per share
Earnings per
Ordinary share - Basic	4.03	4.21	2.32	0.33
Ordinary share - diluted	3.88	4.07	2.24	0.32
ADS - Basic	8.05	8.42	4.64	0.67
ADS - Diluted	7.76	8.14	4.48	0.65

Weighted average number outstanding:
Ordinary share - Basic	51,578,082	56,000,000	56,000,000	56,000,000
Ordinary share - Diluted	53,547,163	57,979,504	57,972,472	57,972,472
ADS - Basic	25,789,041	28,000,000	28,000,000	28,000,000
ADS - Diluted	26,773,582	28,989,752	28,986,236	28,986,236

The accompany notes are an integral part of these consolidated financial statements.

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, except for share and per share data, or otherwise stated)

					(Accumulated	Accumulated
	Ordinary shares		Additional		deficit)/	other	Total
	Number of		paid-in	Statutory	Retained	comprehensive	Shareholders’
	ordinary shares *	Amount	capital	reserves	earnings	(loss)/income	equity
		(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)
Balance, June 30, 2020	50,000,000	34	500,581	52,959	(47,056)	(6,261)	500,257
Net income for the year	—	—	—	—	207,657	—	207,657
Issuance of shares through IPO	6,000,000	2	180,675	—	—	—	180,677
IPO related expenses recognized in equity	—	—	(10,082)	—	—	—	(10,082)
Establishment of subsidiaries	—	—	4,929	—	—	—	4,929
Share-based compensation recognized in equity	—	—	21,947	—	—	—	21,947
Capital reduction of a consolidated VIE	—	—	(195,000)	—	—	—	(195,000)
Appropriation of statutory reserves	—	—	—	25,004	(25,004)	—	—
Foreign currency translation adjustment	—	—	—	—	—	10,542	10,542
Balance, June 30, 2021	56,000,000	36	503,050	77,963	135,597	4,281	720,927
Net income for the year	—	—	—	—	235,869	—	235,869
Share-based compensation recognized in equity	—	—	7,340	—	—	—	7,340
Appropriation of statutory reserves	—	—	—	22,963	(22,963)	—	—
Foreign currency translation adjustment	—	—	—	—	—	4,177	4,177
Balance, June 30, 2022	56,000,000	36	510,390	100,926	348,503	8,458	968,313

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

(In thousands, except for number of shares and per share data)

					(Accumulated	Accumulated
	Ordinary shares		Additional		deficit)/	other	Total
	Number of		paid-in	Statutory	Retained	comprehensive	Shareholders’	Noncontrolling
	ordinary shares *	Amount	capital	reserves	earnings	(loss)/income	equity	interest	Total equity
Balance, June 30, 2022	56,000,000	36	510,390	100,926	348,503	8,458	968,313	—	968,313
Net income for the year	—	—	—	—	129,881	—	129,881	(9,611)	120,270
Acquisition of Life Infinity and SCHMC (Note 4)	—	—	—	—	—	—	—	107,042	107,042
Contribution from noncontrolling shareholders (Note 13)	—	—	—	—	—	—	—	3,500	3,500
Contribution from a shareholder (Note 13)	—	—	68	—	—	—	68	—	68
Share-based compensation recognized in equity	—	—	5,207	—	—	—	5,207	—	5,207
Appropriation of statutory reserves	—	—	—	27,371	(27,371)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	8,222	8,222	—	8,222
Balance, June 30, 2023	56,000,000	36	515,665	128,297	451,013	16,680	1,111,691	100,931	1,212,622
Balance, June 30, 2023 in US$	56,000,000	5	71,364	17,755	62,417	2,309	153,850	13,968	167,818
*	The shares are presented on a retroactive basis to reflect the nominal share issuance (Note 13).

The accompany notes are an integral part of these consolidated financial statements.

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended June 30,
	2021	2022	2023	2023
	(RMB)	(RMB)	(RMB)	(US$)

Cash flows from operating activities
Net income	207,657	235,869	120,270	17,323
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	25,594	28,327	54,270	7,817
Non-cash operating lease expense	—	—	85,809	12,359
Share-based compensation expenses	21,947	7,340	5,207	750
Impairment loss on goodwill	—	—	35,412	5,100
Impairment loss on intangible assets	—	—	2,210	318
Loss from disposal of long-term assets	81	22	83	12
Changes in deferred taxes	1,727	118	(1,841)	(265)
Changes in operating assets and liabilities
Accounts receivable	(190,368)	30,165	156,991	22,612
Contract assets	—	—	(33,491)	(4,824)
Due from related parties	(1,579)	60,000	66,103	9,521
Deposits, prepayments and other current assets	(15,923)	1,757	96,229	13,860
Commission payable	42,337	(45,380)	89,251	12,855
Commission payable-long term	(8,241)	(8,791)	(763)	(110)
Accounts payable	—	—	(40,990)	(5,904)
Advance from customers	—	—	(21,594)	(3,110)
Long-term prepayments	—	1,653	—	—
Investors’ deposit	174,015	(116,123)	(61,220)	(8,818)
Income tax payable	1,465	3,254	47,647	6,863
Operating lease liabilities	—	—	(77,887)	(11,218)
Other payables and accrued liabilities	75,049	30,467	691	99
Due to related parties	272	11,373	1,901	274
Commitments and contingencies	—	(1,300)	1,034	149
Net cash provided by operating activities	334,033	238,751	525,322	75,663

Cash flows from investing activities
Payment for office equipment, furniture and leasehold improvements	(11,945)	(8,418)	(19,882)	(2,864)
Payment for intangible assets	(2,938)	(3,603)	(1,604)	(231)
Proceeds from disposal of long-term assets	252	27	28	4
Purchases of equity investments	—	(1,000)	—	—
Purchases of term deposit	—	—	(28,903)	(4,163)
Payment of consideration payable	—	—	(15,300)	(2,204)
Acquisition of a subsidiary, net of cash acquired (Note 4)	—	(41,464)	(183,004)	(26,358)
Acquisition of buildings and properties	—	(232,039)	—	—
Net cash used in investing activities	(14,631)	(286,497)	(248,665)	(35,816)

Cash flows from financing activities
Proceeds from issuance of ordinary shares from IPO	180,677	—	—	—
Contributions from a shareholder and noncontrolling shareholders	4,929	—	3,568	514
Repayment of loans borrowed from third parties	—	(1,000)	(2,000)	(288)
Net cash provided by/(used in) financing activities	185,606	(1,000)	1,568	226

HYWIN HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	Years Ended June 30,
	2021	2022	2023	2023
	(RMB)	(RMB)	(RMB)	(US$)

Effect of exchange rate changes	11,917	3,814	7,280	(7,565)

Net increase/ (decrease) in cash, cash equivalents and restricted cash	516,925	(44,932)	285,505	32,508

Cash, cash equivalents, and restricted cash at beginning of the year	188,385	705,310	660,378	98,396
Cash, cash equivalents, and restricted cash at end of the year	705,310	660,378	945,883	130,904

Reconciliation to amounts on consolidated balances sheets

Cash and cash equivalents	439,287	525,136	868,908	120,251
Restricted cash	266,023	135,242	76,975	10,653
Total cash, cash equivalents, and restricted cash	705,310	660,378	945,883	130,904

Supplemental disclosure of cash flow information

Income taxes paid	84,871	84,983	27,389	3,945

Non-cash transactions:

Net off consideration from capital reduction of a VIE with the amount due from the controlling shareholder of the VIE	195,000	—	—	—

Consideration payable related to business acquisition of a subsidiary	—	15,300	—	—

Liabilities assumed related to acquisition of buildings and properties	—	73,950	—	—

Effect on operating assets upon the adoption of ASU 2016-13 on July 1, 2022	—	—	204,296	29,425

Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations	—	—	48,572	6,996

Transfer of prepayment of other liabilities to lease liabilities	—	—	10,135	1,460

The accompany notes are an integral part of these consolidated financial statements.

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

As of June 30, 2023, the detailed information of the Group’s major consolidated subsidiaries, VIEs and significant VIEs’ subsidiaries are summarized as follows:

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	Date of	Percentage of	Place of
Name of the entity	incorporation	ownership	incorporation	Principle business activities

Subsidiaries
Hywin Wealth Global Limited	July 26, 2019	100%	BVI	Investment holding
Hywin Wealth International Limited	August 20, 2019	100%	Hong Kong	Investment holding
Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.	September 26, 2019	100%	PRC	Investment holding

Variable Interest Entities (“VIEs”)
Hywin Wealth Management Co., Ltd.	November 2, 2006	100%	PRC	Investment holding and provision of wealth management service
Shanghai Hywin Network Technology Co., Ltd.	March 31, 2017	100%	PRC	Investment holding

Shenzhen Panying Asset Management Co., Ltd.	May 23, 2014	100%	PRC	Provision of asset management service

VIEs’ significant subsidiaries
Hywin Fund Distribution Co., Ltd.	April 17, 2013	100%	PRC	Provision of wealth management service
Shanghai Ziji Information Technology Co., Ltd.	November 24, 2017	100%	PRC	Provision of information technology support
Haiyin Wealth Management (Hong Kong) Limited	May 3, 2016	100%	Hong Kong	Investment holding and provision of insurance brokerage service
Haiyin Insurance (Hong Kong) Co., Limited	August 24, 2016	100%	Hong Kong	Investment holding

Hywin International Insurance Broker Limited	March 23, 2006	100%	Hong Kong	Provision of insurance brokerage service
Haiyin International Asset Management Limited	September 15, 2016	100%	Hong Kong	Investment holding

Hywin Asset Management (Hong Kong) Limited	January 9, 2013	100%	Hong Kong	Provision of wealth management and asset management services

Shanghai Yulan Real Estate Co., Ltd.	December 9,2021	100%	PRC	Housing lease operation, and property management services

Shanghai Suxiao Real Property Co., Ltd.	December 9,2021	100%	PRC	Housing lease operation, and property management services

Shanghai Danxiao Real Property Co. Ltd.	December 9,2021	100%	PRC	Housing lease operation, and property management services

Shanghai Biyu Real Property Co., Ltd.	December 9,2021	100%	PRC	Housing lease operation, and property management services

Hywin Health Management (Shanghai) Co., Ltd	September 15,2021	100%	PRC	Investment holding and provision of health management service

Grand Doctor Medical Co., Ltd.	January 27, 2022	65.3%	PRC	Provision of health management service

Beijing iLife 3 Technology Co., Ltd.	August 25, 2022	63.39%	PRC	Provision of health management service

Sincerity and Compassion Health Management Center	September 1, 2022	65%	PRC	Provision of health management service

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Group primarily conducts its operations in the PRC. In January 2020, an outbreak of a novel coronavirus (COVID-19) surfaced in Wuhan City, Hubei province of the PRC, and spread all over the country during the first fiscal quarter of 2020. The outbreak caused the Chinese government to require businesses to close, people to quarantine, and also to restrict certain travel within the country until April 2020. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a global pandemic. As of the date hereof, the outbreak of COVID-19 in China during the year ended June 30, 2023 has not caused a material negative impact on the Group’s overall business operations, financial condition, liquidity, results of operations and prospects. The extent to which COVID-19 impacts the business and financial results of the Group depends on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions to contain COVID-19 or mitigate its impact, among others. Although the Chinese government have declared the COVID-19 outbreak largely under control within its border, the Group will continue to assess its financial impacts for the future fiscal year. There can be no assurance that this assessment will enable the Group to avoid part or all of any adverse impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in the Group’s sector in particular.

2.	Variable Interest Entities

To satisfy PRC laws and regulations, the Company conducts certain business in the PRC through its VIEs.

The significant terms of the VIE Agreements are summarized below:

Exclusive Technical Consultation and Service Agreements:

Pursuant to the Exclusive Technical Consultation and Service Agreement between Hywin Enterprise Management Consulting (Shanghai) Co., Ltd. (Hywin Consulting) and each of the VIEs, Hywin Consulting has the exclusive right to provide consultation and services to the VIEs in its businesses and operations, human resources, technology and intellectual property rights, in return for fee equal to 100% of the consolidated net income of each of the VIEs.

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

On March 15, 2019, the National People’s Congress of the PRC approved the Foreign Investment Law, which came into effect on January 1, 2020, replacing three existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, as well as their implementation rules and ancillary regulations.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. While it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in the laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether the Company’s contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, the Company may face substantial uncertainties as to whether it can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures in response to any of these or similar regulatory compliance changes could materially and adversely affect the Company’s current corporate structure, corporate governance and business operations.

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Total assets and liabilities presented on the Group’s consolidated balance sheets, net revenues, operating cost and expenses, and net income presented on the Group’s consolidated statements of income and comprehensive income, as well as the cash flows from operating, investing and financing activities presented on the Group’s consolidated statements of cash flows are substantially the financial position, result of operations and cash flows of the Company’s consolidated VIEs. The following balances and amounts of the VIEs were included in the Group’s consolidated financial statements as of June 30, 2022 and 2023 or for the years ended June 30, 2021, 2022 and 2023.

	As of June 30,
	2022	2023	2023
	(RMB)	(RMB)	(US$)

Total Assets	1,609,296	2,243,526	310,488
Total liabilities	784,499	1,183,705	163,816

	Years Ended June 30,
	2021	2022	2023	2023
	(RMB)	(RMB)	(RMB)	(US$)

Net revenues	1,834,422	1,942,113	2,091,757	301,280
Net income	207,662	239,445	131,222	18,900
Cash flow provided by operating activities	334,038	242,326	525,229	75,650
Cash flow used in investing activities	(14,631)	(286,497)	(201,099)	(28,965)
Cash flow provided by/(used in) financing activities	4,895	(1,000)	1,568	226

3.

3.	Summary of Significant Accounting Policies

a)  Basis of presentation

The Group’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b)  Principles of consolidation and non-controlling interest

The Group’s consolidated financial statements include the accounts of the Company, its subsidiaries and its consolidated VIEs, of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All inter-company transactions and balances have been eliminated upon consolidation.

For the Group’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of income and comprehensive income includes the net loss attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s consolidated balance sheets.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

c)  Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Group believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables and loans, impairment losses for long-lived assets, impairment of goodwill and indefinite-lived intangibles, valuation allowance for deferred tax assets, the purchase price allocation in acquisitions  and the renewal compensation for insurance. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 7.2258 on June 30, 2023 for balance sheet items, except equity, and US$1.00 = RMB 6.9429 for items in the statement of operation and comprehensive income, and statement of cash flow, representing the certificated exchange rate published by the People’s Bank of China. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

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

g)  Term deposit

Term deposit represent demand deposits placed with banks with original maturities of more than three months but less than one year.  Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

h)  Accounts receivable, net

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

The aging schedule of the accounts receivable  is as follows:

	For the years ended June 30,
	2022	2023	2023
	RMB	RMB	US$

Less than 3 months	450,326	404,295	55,952
More than 3 months and less than 1 year	111,049	7,468	1,033
More than 1 year	2,999	3,371	467
Total	564,374	415,134	57,452

The roll forward schedule of accounts receivable is as follows:

	Amount
	RMB	US$
Balance as of June 30, 2021	594,061	91,958
Revenue (including VAT)	2,055,534	318,352
Collections	(2,085,221)	(326,218)
Balance as of June 30, 2022	564,374	84,092
Acquisition of Life Infinity & SCHMC	7,715	1,125
Revenue (including VAT)	2,197,657	316,533
Collections	(2,354,648)	(344,298)
Balance as of June 30, 2023	415,134	57,452

As of June 30, 2022 and 2023, the Group recorded nil and nil allowances for doubtful accounts against its accounts receivable, respectively.

i)  Property and equipment, net

The Group’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Real estate property	14 years
Leasehold improvements	Shorter of the remaining lease terms and estimated useful lives
Electronic equipment	3-16 years
Furniture, fixture and other equipment	3-14 years
Motor Vehicles	5 years

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

For the years ended June 30, 2021, 2022 and 2023, the Group recognized a loss of RMB81, RMB22 and RMB83 (US$12) from disposal of furniture, fixture and equipment, respectively, which were included in the Group’s other expenses.

j)  Intangible assets, net

The Group’s intangible assets primarily consisted of software purchased from third-party suppliers, trademark, internet hospital license, customer relationship, Private Investment Fund Manager Certificate in PRC (“PRC private investment fund manager certificate”), Hong Kong Securities and Futures Commission financial licenses (“HKSFC financial licenses”), Membership of Hong Kong Professional Insurance Brokerage Association (“HK insurance brokerage license”) and others obtained through various business combination transactions. Estimated useful lives of intangible assets are as following:

Software	3-5 years
Trademark	7-10 years
Customer relationship	10 years
License	indefinite life

Software is initially recorded at historic acquisition cost and amortized on a straight-line basis over the estimated useful lives of 3 to 5 years.

Trademark, internet hospital license and customer relationship acquired through the acquisition of Grand Doctor Medical Co., Ltd., Beijing iLife 3 Technology Co., Ltd. and Sincerity and Compassion Health Management Center were estimated by management based on the fair value of assets acquired. Amortization of trademark is recorded on the straight-line method based on the estimated useful lives which is 7-10 years. Internet hospital license is determined to have an indefinite life and it should not be amortized until its useful life is determined to be no longer indefinite. Amortization of customer relationship is recorded on the straight-line method based on the estimated useful lives which is 10 years.

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

k)  Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

For the years ended June 30, 2021, 2022 and 2023, the Group recognized impairment of long-lived assets of nil, nil and RMB2,210 respectively. There were four reporting units of the Group: (1) the wealth unit, (2) Grand Doctor Medical Co., Ltd. (Grand Doctor) acquired on January 27, 2022, (3) Beijing iLife 3 Technology Co., Ltd. (Life Infinity) acquired on August 25, 2022, (4) Sincerity and Compassion Health Management Center (“SCHMC”) acquired on September 1, 2022. Impairment recorded for the year ended June 30, 2023 represented the amount by which the carrying value of the reporting unit of Grand Doctor exceeds their fair value, based on an annual impairment assessment. There were no impairments in other reporting units.

l)  Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis at each balance sheet date on June 30, or more frequently if events or changes in circumstances indicate that it might be impaired.

m)  Impairment of goodwill and indefinite-lived intangible assets

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

For the years ended June 30, 2021, 2022 and 2023, the Group recognized impairment of goodwill of nil, nil and RMB35,412 respectively.  Impairment recorded in 2023 represents the amount by which the carrying value of the reporting unit of Grand Doctor exceeds their fair value, based on an annual goodwill impairment assessment. There were no impairments in other reporting units.

An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Based on the qualitative assessment, if it is more likely than not that the fair value of an indefinite-lived intangible asset is less than the carrying value, a quantitative test to measure the amount of impairment must be performed. The quantitative impairment test compares the fair value of the asset with the carrying amount. If the carrying amount exceeds the fair value, then an impairment loss equal to that excess is recorded.

For the years ended June 30, 2021, 2022 and 2023, there were no impairment recognized on indefinite-lived intangible assets.

n)  Leases

The Company determines if an arrangement is a lease at inception. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Company adopted Accounting Standard Update (“ASU”) 2016-02, “Leases (Topic 842)” from July 1, 2022. The Company recognizes lease liabilities and corresponding right-of-use assets on the balance sheet for leases. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

The Company elected not to recognize short-term leases with an initial lease term of twelve months or less.

o)  Fair value of financial instruments

The Group’s financial instruments primarily consist of cash and cash equivalents, restricted cash, term deposit, accounts receivable, short-term loan receivables and due from related parties. The carrying values of these financial instrument approximate fair values due to their short maturities.

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

p)  Investors’ Deposit

The balance represents the investors’ uninvested cash balances temporarily deposited in the Groups bank account. These deposits were under the custody and supervision of the designated financial institution as required by CSRC, for the purpose of preventing misuse of investors’ funds.

q)   Business combination

Business combinations are recorded using the acquisition method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair value at the date of acquisition. Any excess of acquisition consideration over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Group adopted Accounting Standard Update (“ASU”) 2017-01, “Business Combination (Topic 805): Clarifying the Definition of a Business” for the transactions discussed in Note 4, as permitted by this guidance. In accordance with ASU 2017-01, a new screen test is introduced to evaluate whether a transaction should be accounted for as an acquisition and/or disposal of a business versus assets. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, then the set of transferred assets and activities is accounted for as an asset acquisition and the Company will allocate the cost of the acquisition including transaction costs to the assets acquired or liabilities assumed based on their related fair value.

r)  Asset Acquisition

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

s)  Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Wealth management service

Revenue generated from providing wealth management service represents one-time distribution commissions, performance-based income and over-time income the Group earns by serving as a financial products distributor. It also included revenues generated from providing insurance brokerage service which represents one-time commission the Group earns by serving as a broker to insurance agency companies through facilitating the sales of various insurance products offered by the insurance companies.

One-time distribution commissions

One-time distribution commissions generated from the Group’s wealth management service are earned from (1) distribution of various financial products (mostly private-raised fund products) on behalf of the financial product issuers and (2) serving as a broker to insurance agency companies through facilitating the sales of various insurance products offered by the insurance companies.

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

2.	Insurance brokerage service

The Group provides insurance brokerage service distributing insurance on behalf of the insurance agency companies and charges insurance agency companies for brokerage service commissions. The Group enters into insurance brokerage service contracts with insurance agency companies to specify key terms and conditions of each arrangement, which among other things, include a pre-agreed one-time commission entitled by the Group in exchange for its sales facilitation service provided to the insurance agency companies. These commissions are normally calculated as a percentage (which varies depending on the type of insurance products involved) of the premium to the insurance companies from sales facilitated by the Group in respect of an insurance product.

2.1 Initial placement of an insurance policy

Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected by the insurance companies from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any insurance brokerage service commission and fees prior to the receipt of the related premiums.

For insurance products, there is generally a 10 to 15 days hesitation or clawback period after an initial placement of an insurance policy. During hesitation or clawback period, the insured has a legal right to unconditionally cancel the effective policy regardless of the reasons. The clawback provision entitled the insurance companies and brokers to recall any payment previously paid to the Group or to set off against any future payment. The revenues are reversed once clawback occurred. During the years ended June 30, 2021, 2022 and 2023, there were revenue amounted to RMB 0.17 million, RMB 0.25 million and RMB 0.61 million subject to clawback. The Group evaluates and updates its estimates of the clawback provision of each contract at each reporting date, based on historical experiences and various other assumptions that the Group believes to be reasonable under the circumstances and concludes that the occurrence of clawback from insurance companies and brokers are considered remote.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The commission payment term from insurance agency companies is normally on a semi-month basis, with payment paid within 6-26 days after the amount of service fee of previous statement was confirmed by both parties.

2.2 Renewals of an insurance policy

For the long-term insurance products, in addition to the initial commission earned, the Group is also entitled to subsequent renewal commission and compensation, and renewal performance bonus which represent variable considerations and are contingent on future renewals of initial policies or the Group achieves its performance target. Renewal commissions are determined by multiplying a pre-agreed charge rate with renewal premiums actually paid by the policyholders. Renewal compensation is determined by multiplying a pre-agreed charge rate with certain insurance products’ renewal premiums actually paid by the policyholders. Renewal performance bonus is variable according to different threshold of the total renewal premiums.

When making estimates of the amount of variable consideration to which the Group expects to be entitled, the Group uses the expected value method and evaluates many factors, including but not limited to, insurance companies mix, product mix, renewal term of various products, renewal premium rates and commission rates, to determine the method(s) of measurement, relevant inputs and the underlying assumptions. The Group considers constraints as well when determining the amount which should be included in the transaction price.

For fiscal years prior to 2023, revenue related to the variable consideration is recorded when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur, i.e., when a policyholder pays the renewal premium to the insurance company, and the policy is renewed because the Group was not able to conclude a significant reversal to the estimated variable consideration is not probable, considering factors such as a) the Group has limited history of selling its current insurance products with its current customers, such that the Group’s past experience in outdated products is of little predictive value in renewal(s) rate estimate; b) the occurrence of a renewal is outside the Group’s control and the estimate of renewal premium rates is complex and requires significant assumptions; and c) the contingency lasts across a long period of time.

The Group performs ongoing evaluation of the appropriateness of the constraint applied, and will consider the sufficiency of evidence that would suggest that the long-term expectation underlying the assumptions has changed. Starting from July 1, 2022 the Group believes that it has already accumulated adequate scale of historical data and experiences at a confidence level that through which the Group can utilize to make a reasonable estimate of variable considerations over its portfolio of contracts. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available. Actual renewal commissions in the future may differ significantly from those previously estimated.

For the year ended June 30, 2021, 2022 and 2023, the Group recognized revenues related to estimated variable renewal commissions with respect to long-term insurance products amounting to nil, nil and RMB33,491, respectively.

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

Over-time income

In some of the Group’s fund distribution arrangements, the Group is also entitled to client maintenance fees. After the investors purchased the products, the Group has the obligation to perform customer account management, information books keeping, contracts storage and other daily maintenance duties.

After the contract is established, there are no significant judgments made when determining the transaction price. As the Group provides these services throughout the contract term, revenue is calculated on daily basis over the contract term. The agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Payment of client maintenance fees are normally on a regular basis (typically quarterly) and are not subject to clawback once determined.

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

Health management service

The Group offers medical examination, chronic disease management, immune system enhancement, and anti-aging solutions to our clients. The Group renders such services at the request of its customers. The Group recognizes revenues when it satisfies a performance obligation by transferring a promised good or service to a customer, such as examination reports are issued and passed to the customer or acceptance form is signed by the customer for the treatment service and products served and received by the customer. For most of corporate customers, fees are collected after the completion of the services while most of individual customers’ fees are collected before the performance of the services. The Group records accounts receivables from its corporate customers when revenues are recognized.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Contracts with customers may contain multiple performance obligations that are distinct and are accounted for separately. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Group determines standalone selling price for all performance obligations using observable inputs, which is the amount the Group charges for that performance obligation if it were sold separately in a standalone sale, and the price the Group would sell to similar customers in similar circumstances.

Others

Revenue generated from others mainly represents referral service fee for oversea property purchases and information technology service fee for providing transaction process management service to fund managers. These revenues are recognized at a point in time based on the value of property purchased and the fund-raising amount of the products.

Contract balances

The Group’s contract balances include accounts receivable, contract assets and contract liabilities. The balances of accounts receivable as of June 30, 2022 and 2023 are all derived from contracts with customers.

The Group classifies its right to consideration in exchange for products or services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. Generally, the amount of revenue recognized from insurance brokerage services exceeds the amount billed to customers following the predetermined premium payment schedules at inception of the insurance policy. The Group does not have an unconditional right to such exceeding amount. Accounts receivable represent the considerations for which the Group has satisfied its performance obligations and has the unconditional right to consideration. At each reporting date, the Group assesses whether there is any indicator of impairment to the contract assets and accounts receivable. When the insurance policy is renewed, correspondent contract assets converted into accounts receivable.

A contract liability is recognized when the Group has an obligation to transfer products or services to a customer for which the Group has received consideration from the customer, or for which an amount of consideration is due from the customer. Contract liabilities are included in advances from customers on the consolidated balance sheets.

The following tables present the Group’s revenues disaggregated by service line and timing of revenue recognition:

	Year Ended June 30, 2021
	Wealth	Asset		Total Net
	Management	Management	Others	Revenues
	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,795,552	1,322	23,928	1,820,802
Revenues recognized over time	—	13,620	—	13,620
Total	1,795,552	14,942	23,928	1,834,422

	Year Ended June 30, 2022
	Wealth	Asset	Health		Total Net
	Management	Management	Management	Others	Revenues
	RMB	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,871,958	171	422	22,642	1,895,193
Revenues recognized over time	27,615	19,305	—	—	46,920
Total	1,899,573	19,476	422	22,642	1,942,113

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	Year Ended June 30, 2023
	Wealth	Asset	Health		Total Net
	Management	Management	Management	Others	Revenues
	RMB	RMB	RMB	RMB	RMB

Revenues recognized at a point in time	1,901,207	658	86,464	23,321	2,011,650
Revenues recognized over time	48,203	31,904	—	—	80,107
Total	1,949,410	32,562	86,464	23,321	2,091,757
Amounts in US$	280,777	4,690	12,454	3,359	301,280

t)  Compensation and benefit

Compensation and benefits primarily include base salary, sales commission and other compensation and benefits of the Group’s relationship managers, who directly contribute to the Group’s revenues generation activities, such as distribution of fund products and insurance products for wealth management and asset management service.

Unpaid commissions were separately presented as commission payable and commission payable-long term on the Group’s consolidated balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

u)  Health management cost

Health management cost consist of expenditures incurred in the generation of the Group’s revenues from health management service, includes but not limited to salaries and welfare paid to physicians, nurses, purchase of medical consumables, depreciation and amortization, rental, and fees paid to third-party service providers.

v)  Income taxes

The Group follows the guidance of ASC Topic 740 “Income taxes” and uses asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

w)  Uncertain tax positions

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group’s Hong Kong and PRC subsidiaries and VIEs are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the years ended June 30, 2021, 2022 and 2023, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of June 30, 2022 or 2023. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. For the years ended June 30, 2021, 2022 and 2023, the Group do not have any entity that is under tax examination.

x)  Share-based compensation

The Group’s share-based payment transactions with employees are measured based on the grant-date fair value of the instruments, with recognition of either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award on straight line basis, which is generally the vesting period. Refer to Note 19 for details.

y)  Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of chief executive officer of the Group’s management team. Consequently, as of June 30, 2022 and 2023, the Group operated two segments: (1) the wealth segment, which mainly consists of providing wealth management, asset management, insurance brokerage, other financial services to clients, and (2) the health segment, which consists of providing health management services to clients.

z)  Earnings per share

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

aa)  Commitments and contingencies

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

As of June 30, 2022 and 2023, the Group recognized nil and RMB1,034 contingent liabilities, respectively, relating to litigations against Hywin Wealth Management Co., Ltd. (Hywin Wealth Management) and Grand Doctor. Contingent liabilities recognized by the Group were included in the Group’s other payables and accrued liabilities account.

bb)  Comparative information

Certain items in prior years consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

cc)  Recent issued or adopted accounting standards

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance”, which provides guidance on the disclosure of transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The new guidance is required to be applied either prospectively to all transactions within the scope of ASU 2021-10 that are reflected in financial statements at the date of adoption and new transactions that are entered into after the date of adoption or retrospectively to those transactions. This guidance is effective for the Company from July 1, 2022. The adoption of the guidance has no material impact on the financial position, results of operations and cash flows.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. As a result of the issuance of ASU No. 2019-10 as discussed above, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group will adopt ASU 2016-13 from July 1, 2023. The Group does not expect that the adoption will have material impact on the Company’s financial position, results of operations and cash flows.

4.	Acquisitions

Acquisition of Grand Doctor Medical Co., Ltd.

On January 27, 2022, for the purpose of entering into high-end health management business, through Hywin Health Management (Shanghai) Co., Ltd. (“Hywin Health Management”), a subsidiary of the Group’s VIE, the Group acquired 65.26% equity interest of Grand Doctor Medical Co., Ltd. from third parties for a cash consideration of RMB80,500. As of June 30, 2022, the acquisition consideration payable amounts to RMB15,300 which has been paid off in July 2022.

The acquisition was accounted for as a business combination. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income and cost approach. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed are based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

used to determine the cash inflows and outflows. The Group determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

The net revenue and net loss of Grand Doctor since the acquisition date and that were included in the Company’s consolidated statements of income for the year ended June 30, 2022 are RMB422 and RMB9,406, respectively. The net revenue and net loss of Grand Doctor that were included in the Company’s consolidated statements of income for the year ended June 30, 2023 are RMB9,835 and RMB19,695, respectively. For the years ended June 30, 2021, 2022 and 2023, the Group recognized impairment of goodwill of nil, nil and RMB35,412 respectively for the reporting unit of Grand Doctor.

The acquisition of Grand Doctor Medical Co., Ltd. demonstrates the Group’s continued commitment to high-end health management business. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Grand Doctor Medical Co., Ltd. and the Group, which can provide comprehensive and top-of-class one-stop healthcare solutions to the Group’s clients. The Group did not expect the goodwill recognized to be deductible for income tax purposes.

Prior to the acquisition, Grand Doctor did not prepare its financial statements in accordance with US GAAP. The Group determined that the cost of reconstructing the financial statement of Grand Doctor for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Grand Doctor’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Grand Doctor on its own to be material to the Group. Thus, the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Beijing iLife 3 Technology Co., Ltd.

On August 25, 2022, the Company entered into a series of definitive share transfer agreements and capital increase agreement with Beijing iLife3 Technology Co. Ltd (“Life Infinity”), one of the leading integrated health management service providers in China, and its existing shareholders with an aggregate purchase consideration of approximately RMB141,232 in cash to acquire 63.39% equity interest in Life Infinity.

The acquisition was accounted for as a business combination. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income and cost approach. The Group engaged a third-party valuation firm

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

to assist with the valuation of assets acquired and liabilities assumed in this business combination. The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed are based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

The table below presented the allocation of purchase price to the major classes of assets and liabilities acquired as of August 25, 2022:

	Amount Allocated
	RMB	US$

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	6,905	956
Other current assets	106,596	14,752
Property and equipment and other non-current assets	19,569	2,708
Other current liabilities	(138,262)	(19,134)
Acquired intangible assets:
-- Trademark	41,283	5,713
-- Internet Hospital License	3,169	439
-- Customer Relationship	22,684	3,139
Acquired deferred tax liability:	(16,784)	(2,323)
Identifiable assets acquired and liabilities assumed (a)	45,160	6,250
Noncontrolling interests(b)	88,292	12,219
Consideration (c)	141,232	19,546
Goodwill (c+b-a)	184,364	25,515

The net revenue and net loss of Life Infinity since the acquisition date and that were included in the Company's consolidated statements of income for the year ended June 30, 2023 are RMB60,502 and RMB14,017, respectively.

The acquisition of Beijing iLife 3 Technology Co., Ltd. demonstrates the Group’s continued commitment to high-end health management business. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Beijing iLife 3 Technology Co., Ltd. and the Group, which can provide comprehensive and top-of-class one-stop healthcare solutions to the Group’s clients. The Group did not expect the goodwill recognized to be deductible for income tax purposes.

Prior to the acquisition, Life Infinity did not prepare its financial statements in accordance with US GAAP. The Group determined that the cost of reconstructing the financial statement of Life Infinity for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Life Infinity’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Life Infinity on its own to be material to the Group. Thus, the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

Acquisition of Sincerity and Compassion Health Management Center

On September 1, 2022, the Company entered into an investment agreement with independent third parties, to obtain 65% equity interest of Sincerity and Compassion Health Management Center with a consideration of RMB48,750.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The acquisition was accounted for as a business combination. Accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The purchase price allocation was based on a valuation analysis that utilized and considered generally accepted valuation methodologies such as the income and cost approach. The Group engaged a third-party valuation firm to assist with the valuation of assets acquired and liabilities assumed in this business combination. The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed are based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

The table below presented the allocation of purchase price to the major classes of assets and liabilities acquired as of September 1, 2022:

	Amount Allocated
	RMB	US$

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	73	10
Other current assets	2,707	375
Property and equipment and other non-current assets	34,007	4,706
Other current liabilities	(7,400)	(1,024)
Acquired intangible assets:
-- Trademark	3,490	483
-- Customer Relationship	2,572	356
Acquired deferred tax liability:	(1,515)	(210)
Identifiable assets acquired and liabilities assumed (a)	33,934	4,696
Noncontrolling interests(b)	18,750	2,595
Consideration (c)	48,750	6,747
Goodwill (c+b-a)	33,566	4,645

The net revenue and net loss of SCHMC since the acquisition date and that were included in the Company’s consolidated statements of income for the year ended June 30, 2023 are RMB16,423 and RMB8,430, respectively.

The acquisition of Sincerity and Compassion Health Management Center demonstrates the Group’s continued commitment to high-end health management business. Goodwill arising from this acquisition was attributable to the synergies expected from the combined operations of Sincerity and Compassion Health Management Center and the Group, which can provide comprehensive and top-of-class one-stop healthcare solutions to the Group’s clients. The Group did not expect the goodwill recognized to be deductible for income tax purposes.

Prior to the acquisition, SCHMC did not prepare its financial statements in accordance with US GAAP. The Group determined that the cost of reconstructing the financial statement of SCHMC for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of SCHMC and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider SCHMC on its own to be material to the Group. Thus, the Group’s management believes that the presentation of pro forma financial information with respect to the results of operations of the Group for the business combination is impractical.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

5.	Deposits, Prepayments and Other Current Assets

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Deposits for office spaces leases	24,852	25,819	3,573
Prepaid property management fee	16,975	2,540	352
Other current assets	9,377	18,033	2,495
	51,204	46,392	6,420
6.

6.	Property and Equipment, net

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Real estate property (1)	300,757	300,757	41,623
Leasehold improvements	133,163	177,436	24,556
Electronic equipment	66,590	113,425	15,697
Furniture, fixtures and other equipment	21,840	22,027	3,048
Motor vehicles	2,533	2,533	351
Property and equipment, cost	524,883	616,178	85,275
Less: accumulated depreciation	(199,771)	(266,493)	(36,881)
	325,112	349,685	48,394

Depreciation expenses for the years ended June 30, 2021, 2022 and 2023 were approximately RMB18,715, RMB25,448 and RMB41,242, respectively.

(1)	On December 9, 2021, the Group entered into a Share Purchase Agreement to purchase 100% equity interest of Shanghai Yulan Real Property Co., Ltd., Shanghai Suxiao Real Property Co., Ltd., Shanghai Danxiao Real Property Co. Ltd., and Shanghai Biyu Real Property Co., Ltd. (collectively refer to as the “Real Property Companies”), who are the owners of 3rd and 4th floor of No. 8, Yincheng Middle Road (the “Property”), the Group’s current principal office. The current principal office was leased from the Real Property Companies before the acquisition.

The consideration for acquiring the Real Property Companies is RMB36,338 cash as well as the assumption of liabilities of Real Property Companies of RMB273,950 to a third party. There is no noncash or contingent consideration. As of June 30, 2023, the Group has paid full amount of the cash consideration and RMB200,000 liabilities assumed in this acquisition to a third party. The acquisition is accounted as an asset acquisition since substantially all the fair value of the gross assets acquired is concentrated in a single group of identifiable assets. The excess of consideration over fair value of the assets acquired was allocated to property and equipment.

For the years ended June 30, 2021, 2022 and 2023, no impairment loss was recognized for the Group’s property and equipment.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

7.	Intangible Assets, Net

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Computer software	28,478	34,547	4,782
Licenses	15,648	16,673	2,307
Internet Hospital License	3,600	6,769	937
Customer Relationship	2,600	27,857	3,855
Trademark	—	44,773	6,196
Intangible assets, cost	50,326	130,619	18,077
Less: accumulated amortization	(16,778)	(29,806)	(4,125)
accumulated impairment	—	(2,210)	(306)
	33,548	98,603	13,646

Amortization expenses for the years ended June 30, 2021, 2022 and 2023 were approximately RMB6,879, RMB2,879 and RMB13,028, respectively.

For the years ended June 30, 2021, 2022 and 2023, impairment loss of nil, nil and RMB2,210 was recognized for the Group’s intangible assets.

8.	Goodwill

Changes in the carrying amount of goodwill for the years ended June 30, 2022 and 2023 were as follows:

	Grand	Life
	Doctor	Infinity	SCHMC	Total	Total
	RMB	RMB	RMB	RMB	US$
Balance as of June 30, 2021	—	—	—	—	—
Additions	75,194	—	—	75,194	11,204
Balance as of June 30, 2022	75,194	—	—	75,194	11,204
Additions	—	184,364	33,566	217,930	30,160
Impairment	(35,412)	—	—	(35,412)	(5,100)
Exchange translation adjustment	—	—	—	—	(598)
Balance as of June 30, 2023	39,782	184,364	33,566	257,712	35,666

For the years ended June 30, 2021, 2022 and 2023, impairment loss of nil, nil and RMB35,412 was recognized for the Group’s goodwill.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

9.	Leases

Operating leases as lessee

The Group entered into operating lease agreements primarily for offices. As of June 30, 2023, the Group’s operating leases had a weighted average remaining lease term of 3.39 years. As of the same dates, the Company’s operating leases had a weighted average discount rate of 4.45%.

The following tables shows operating lease right-of-use assets and lease liabilities, and the associated financial statement line items:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$
Assets
Operating lease right-of-use assets, net	—	186,307	25,784

Liabilities
Operating lease liabilities, current	—	83,573	11,566
Operating lease liabilities, non-current	—	100,521	13,911

The components of lease expenses are as follows:

	For the year ended
	June 30, 2023
	RMB	US$
Operating lease expense
Amortization of right-of-use assets	76,696	11,047
Interest of lease liabilities	9,113	1,313
Short term lease expense	4,069	586
Total	89,878	12,946

Supplemental cash flow information related to leases for the years ended June 30, 2021, 2022 and 2023 are as follows:

	As of June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	—	—	77,887	11,218

Supplemental noncash information:	—	—
Effect on operating assets upon the adoption of ASU 2016-13 on July 1, 2022	—	—	204,296	29,425

Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations	—	—	48,572	6,996

Transfer of prepayment of other liabilities to lease liabilities upon the adoption of ASU 2016-13 on July 1, 2022	—	—	10,135	1,460

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Maturities of lease liabilities were as follows:

	As of June 30,
	2023	2023
	RMB	US$
Twelve months ending June 30,
2024	98,941	13,693
2025	51,671	7,151
2026	24,003	3,322
2027	16,954	2,346
2028	10,770	1,490
Thereafter	3,953	547
Total lease payments	206,292	28,549
Less: imputed interest	(22,198)	(3,072)
Total	184,094	25,477
10.

11.	Consideration payable and other payables

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Value added tax and other taxes payable	225,598	245,381	33,959
Accrued payroll	59,834	81,158	11,232
Service fee payables	2,710	3,479	481
Payables related to property management fee	12,102	1,287	178
Contingent liabilities related to legal proceedings	—	1,034	143
Equity purchase payable (1)	19,290	3,990	552
Payables related to the real property companies (2)	73,950	73,950	10,234
Other current liabilities	12,644	22,938	3,175
	406,128	433,217	59,954
(1)	As of June 30, 2022, this amount represented the cash consideration payable to a third party for the acquisition of Grand Doctor (Note 4) of RMB15,300, which has been paid off in July 2022 as well as the cash consideration payable of RMB3,990 to a third party for the acquisition of Shanghai Ziji in May 2020. As of June 30, 2022, this amount represented the cash consideration payable to a third party for the acquisition of Shanghai Ziji of RMB3,990 in May 2020.
(2)	On December 9, 2021, Hywin Wealth Management Co., Ltd. acquires Shanghai Yulan Real Property Co., Ltd., Shanghai Suxiao Real Property Co., Ltd., Shanghai Danxiao Real Property Co. Ltd. and Shanghai Biyu Real Property Co., Ltd. (collectively refer to as the “Real Property Companies”). The Group took over the liabilities from the real property companies to a third party. The payables related to the real property companies amounted to RMB73,950, which is unsecured, interest free and payment on demand.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

12.	Income Taxes

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

For the years ended June 30, 2021, 2022 and 2023, the income tax rate of all the Group’s PRC subsidiaries and VIEs is 25%, except for Shanghai Ziji which enjoyed 12.5% preferential income tax rate since July 2022.

For the years ended June 30, 2021, 2022 and 2023, the Group’s income/(loss) before tax consisted of:

	Years Ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

PRC	308,685	333,425	97,057	13,979
HK	(12,929)	(10,009)	95,720	13,787
Cayman and others	(5)	1,031	(1,127)	(162)
	295,751	324,447	191,650	27,604

For the years ended June 30, 2021, 2022 and 2023, the Group’s income tax (expense)/ benefit consisted of:

	Years Ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Current	(86,367)	(88,861)	(73,221)	(10,546)
Deferred	(1,727)	283	1,841	265
	(88,094)	(88,578)	(71,380)	(10,281)

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Group’s actual income tax expense is as follows:

	Years Ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Income before income tax expense	295,751	324,447	191,650	27,604
PRC statutory income tax rate	25%	25%	25%	25%
Income tax at PRC statutory income tax rate	(73,938)	(81,112)	(47,912)	(6,901)
Impact of different tax rates in other jurisdictions	(1,100)	(969)	7,853	1,131
Preferential tax treatments and tax holiday effects	(73)	1,110	2,578	371
Super deduction of qualified R&D expenditures	13	173	251	36
Expenses not deductible (including expenses accrued for share-based compensation amounting to RMB5,487, RMB1,835 and RMB1,302 for the years ended June 30, 2021, 2022 and 2023, respectively)	(9,737)	(3,011)	(5,662)	(816)
Valuation allowance on deferred tax assets	(3,259)	(4,769)	(19,635)	(2,827)
Tax effect on Impairment loss of goodwill	—	—	(8,853)	(1,275)
Income tax expense	(88,094)	(88,578)	(71,380)	(10,281)

The Group’s deferred tax liabilities were recorded as a result of recognition of the identifiable intangible assets acquired from various acquisition transactions. The Group’s deferred tax liabilities on June 30, 2023 and changes for the two years then ended were as follows:

Amount
RMB

Balance as of June 30, 2021	3,548
Decrease due to amortization of intangible assets	(207)
Increase due to acquisition	651
Exchange translation adjustment	59
Balance as of June 30, 2022	4,051
Net deferred tax liabilities of June 30, 2022	3,400
Decrease due to amortization of intangible assets	(1,841)
Increase due to acquisition	18,300
Exchange translation adjustment	169
Balance as of June 30, 2023	20,679
Net deferred tax liabilities as of June 30, 2023	20,028
Amount in US$	2,772

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The Group’s deferred tax assets on June 30, 2022 and 2023 were as follows:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Tax loss carry forward	17,094	51,373	7,110
Net operating losses acquired through Acquisition	16,259	50,821	7,033
Others	324	588	82
Less, valuation allowance	(32,301)	(101,406)	(14,034)
Balance as of June 30, 2023	1,376	1,376	191
Net deferred tax assets as of June 30, 2023	725	725	100

The Group’s deferred tax assets valuation allowance on June 30, 2023 and changes for the two years then ended were as follows:

Amount
RMB

Balance as of June 30, 2021	12,271
Increase during the year	4,769
Increase due to acquisition of entities	15,206
Exchange translation adjustment	55
Balance as of June 30, 2022	32,301
Increase during the year	19,635
Increase due to acquisition of entities	50,821
Decrease due to NOL expiration	(1,558)
Exchange translation adjustment	207
Balance as of June 30, 2023	101,406
Amount in US$	14,034

Total net operating losses (NOLs) carryforwards of the Group’s subsidiaries and VIEs in mainland China is RMB112,370 and RMB404,934 as of June 30, 2022 and 2023, respectively. The NOLs carryforwards of the Group’s subsidiaries and VIEs in mainland China as of June 30, 2023 will expire between the calendar years 2024 through 2028. The NOLs carryforwards of the Group’s subsidiaries and VIEs in Hong Kong are RMB30,965 and RMB2,325 as of June 30, 2022 and 2023, respectively. The NOLs of the Group’s subsidiaries and VIEs in Hong Kong can be carried forward indefinitely. The related deferred tax assets were calculated based on the respective net operating losses incurred by each of subsidiaries and VIEs and the respective corresponding enacted tax rate that will be in effect in the period in which the losses are expected to be utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax laws. For the year ended June 30, 2022, the Group recorded an additional valuation allowance in a net amount of RMB19,975. For the year ended June 30, 2023, the Group recorded an additional valuation allowance in a net amount of RMB70,456.

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

13.	Equity

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Contribution from Noncontrolling Shareholders

In September 2022, the Company entered into an investment agreement to purchase 65% equity interest of Sincerity and Compassion Health Management Center. According to the investment agreement, after 65% equity interest of Sincerity and Compassion Health Management Center is purchased by the Company from the minority shareholders, the Company and the minority shareholders should make additional capital investment of RMB6,500 and RMB3,500, respectively. The Company and the minority shareholders still own 65% and 35% equity interest of Sincerity and Compassion Health Management Center immediately before and after the subscription, with no change in the ownership percentage. As a result of the subscription, the Company recognized noncontrolling interest of RMB3,500 for the additional capital contribution made by the minority shareholders.

Contribution from a Shareholder

The RMB68 is the contribution from a minority shareholder of Compassion Health Management Center to temporarily support the daily operation of the Compassion Health Management Center in the process of the acquisition.

14.	Earnings Per Share

Basic and diluted earnings per share is calculated as follows:

	Years Ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Numerator:
Net income attributable to shareholders of Hywin Holdings Ltd.	207,657	235,869	129,881	18,707
Denominator:
Denominator for basic earnings per share:
Weighted average number of ordinary shares outstanding	51,528	56,000	56,000	56,000
Dilutive effect of outstanding share options	1,992	1,980	1,972	1,972
Denominator for diluted earnings per share	53,520	57,980	57,972	57,972
Basic earnings per share	4.03	4.21	2.32	0.33
Diluted earnings per share	3.88	4.07	2.24	0.32
Basic earnings per ADS	8.05	8.42	4.64	0.67
Diluted earnings per ADS	7.76	8.14	4.48	0.65

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

15.	Restricted Net Assets

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

As a result of these PRC laws and regulations, the Group’s PRC subsidiary and VIEs are restricted in their ability to transfer a portion of their net assets to the Company. As of June 30, 2022 and 2023, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Group’s PRC subsidiary and VIEs, that are included in the Company’s consolidated net assets were approximately RMB440,723 and RMB473,369, respectively.

Financial information of Parent Company

The Company was incorporated on July 19, 2019 and became parent company of the Group upon the completion of the Reorganization on September 29, 2019. The following disclosures presented the financial positions of the Parent Company as of June 30, 2022 and 2023, and results of operations and cash flows for the years ended June 30, 2021, 2022 and 2023, as if the current corporate structure has been in existence throughout the periods presented.

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

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Balance Sheets

(In thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2022	2023	2023
	(RMB)	(RMB)	(US$)

Assets
Investments in subsidiaries and VIEs	968,313	1,111,691	153,850
Total Assets	968,313	1,111,691	153,850
Liabilities and Equity

Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000 shares as of June 30, 2022 and 2023, respectively)	36	36	5
Additional paid-in capital	510,390	515,665	71,364
Accumulated gain	449,429	579,310	80,172
Accumulated other comprehensive income	8,458	16,680	2,309
Total equity	968,313	1,111,691	153,850

Total Liabilities and Equity	968,313	1,111,691	153,850

Statements of Operations

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Share of income from subsidiaries and VIEs	207,657	235,869	129,881	18,707
Net income	207,657	235,869	129,881	18,707

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Statements of Cash Flows

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Interest income	—	791	93	13
Cash flows from operating activities	—	791	93	13
Investment in subsidiaries	(180,677)	—	—	—
Cash flows from investing activities	(180,677)	—	—	—
Proceeds from issuance of ordinary shares from IPO	180,677	—	—	—
Cash flows from financing activities	180,677	—	—	—
Effect of exchange rate changes	—	—	64	—
Net change in cash and cash equivalents	—	791	157	13
Cash and cash equivalents at beginning of the year	—	—	791	118
Cash and cash equivalents at end of the year	—	791	948	131

16.	Employee Defined Contribution Plan

Full time employees of the Group’s subsidiaries and VIEs in mainland and Hong Kong, the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of mainland and Hong Kong, PRC require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as incurred. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were approximately RMB47,362, RMB73,694 and RMB100,338 for the years ended June 30, 2021, 2022 and 2023, respectively.

17.	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers. As of June 30, 2023, all of the Groups’ cash and cash equivalents and restricted cash was held by major financial institutions located in Mainland and Hong Kong, China. The Group believes that these financial institutions located in Mainland and Hong Kong China are of high credit quality. For accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers, the Group extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Group delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Group considers that the Group’s credit risk for accounts receivable, short-term loan receivables, due from related parties and deposit to suppliers is significantly reduced.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Concentration of customers

The following tables summarized the information about the Group’s concentration of customers for the years ended June 30, 2021, 2022 and 2023 or as of June 30, 2022 and 2023, respectively:

	A	B	C	D	E	F	G	H

Year Ended June 30, 2023
Revenues, customer concentration risk	*	*	—	18%	22%	*	16%	*

Year Ended June 30, 2022
Revenues, customer concentration risk	*	*	13%	14%	10%	*	*	*

Year Ended June 30, 2021
Revenues, customer concentration risk	18%	11%	*	*	—	—	*	*

As of June 30, 2023 (1)
Accounts receivable (from third parties and related parties), customer concentration risk	*	*	—	*	*	*	*	15%

As of June 30, 2022 (1)
Accounts receivable (from third parties and related parties), customer concentration risk	*	*	*	13%	36%	12%	*	*
(1)

The denominator for the calculation of accounts receivable, customer concentration risk was the total amount of accounts receivable from third parties, contract assets from third parties and accounts receivable from related parties as of June 30, 2022 and 2023, respectively.

*	Less than 10%.
-	No transaction incurred for the reporting period/no balance existed as of the reporting date.
18.	Related Party Balances and Transactions

The following is a list of the related parties with whom the Group conducted significant transactions during the three years ended June 30, 2023, and their relationship with the Group:

Name of the related parties	Relation with the Group

Hywin Financial Holding Group Co., Ltd. (“Hywin Financial Holding”)	An entity ultimately controlled by Mr. HAN Hongwei

Ms. WANG Dian	Senior executive officer

Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I	Non-controlling interest shareholder of Grand Doctor

Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II	Non-controlling interest shareholder of Grand Doctor

Hywin Asset Management Co., Ltd.	a direct subsidiary of Hywin Financial Holding

Beijing Boyi Kangsheng Investment Consulting Co., Ltd	Non-controlling interest shareholder of Life Infinity

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

As of June 30, 2022 and 2023, the related party balances of the Group are listed as follows:

	As of June 30,
	2022	2023	2023
	RMB	RMB	US$

Amount due from related parties

Amounts lent to a related party (1):
Hywin Financial Holding Group Co., Ltd. (“Hywin Financial Holding”)	66,103	—	—

Due from related parties total	66,103	—	—

Amount due to related parties

Loans borrowed from and interest payable to related parties, net
Wang Dian	1,891	1,891	262
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I (4)	5,005	5,401	747
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II (4)	6,370	6,874	951
Beijing Boyi Kangsheng Investment Consulting Co., Ltd	—	1,000	138
Others	406	407	57
	13,672	15,573	2,155

Dividend payable to a related party:
Ms. Wang Dian	22,500	22,500	3,114

Due to related parties-total	36,172	38,073	5,269

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

For the years ended June 30, 2021, 2022 and 2023, the significant related party transactions summarized by different natures are as follows:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$

Wealth management services revenues from a related party
Hywin Asset Management Co., Ltd.	3,144	4,499	1,679	241
	3,144	4,499	1,679	241
Net loans borrowed from/lent to related parties(2)
Loan lent to a related party, net
Hywin Financial Holding Group Co., Ltd.	1,579	—	—	—
	1,579	—	—	—

Collection of loans lent to related parties, net
Hywin Financial Holding Group Co., Ltd.	—	60,000	66,103	9,521
	—	60,000	66,103	9,521

Loans borrowed from related parties, net
Others	321	—	—	—
	321	—	—	—

Net loans and interest payables took over from acquiring Grand Doctor Medical Co., Ltd.(3)
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I	—	4,840	—	—
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II	—	6,160	—	—
	—	11,000	—	—

Interest expenses charged by related parties
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase I	—	165	396	57
Chongqing Jinpu Medical Healthy Service Private Equity Fund Phase II	—	210	504	73
	—	375	900	130

Net loans took over from acquiring Beijing iLife 3 Technology Co., Ltd. (4)
Beijing Boyi Kangsheng Investment Consulting Co., Ltd	—	—	1,000	144
	—	—	1,000	144
Note 1	The loan was lent to related party for the purpose of supporting the business development of the related party, which was unsecured, interest free and payment on demand.

Note 2	The loans lent to/borrowed from the related party are unsecured, interest free and payment on demand.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Note 3

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

Note 4

On August 25, 2022, the Company entered into a series of definitive share transfer agreements and capital increase agreement with Beijing iLife3 Technology Co. Ltd and its existing shareholders with an aggregate purchase consideration of approximately RMB141,232 in cash to acquire 63.39% equity interest in Life Infinity., which has net loans amounted to RMB1,000 payable to, minority shareholder of Beijing iLife3 Technology Co. Ltd, Beijing Boyi Kangsheng Investment Consulting Co., Ltd. The loans borrowed from Beijing Boyi Kangsheng Investment Consulting Co., Ltd are unsecured, interest free and payment on demand.

19.	Share-based Compensation

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

As of March 26, 2021, the Company completed its IPO on NASDAQ, which is regarded as the milestone that it fulfilled both the performance and service condition. As such, the fair value of the options and the compensation cost under the 2019 Option plan should be recognized from March 26, 2021. The grant date of the 2019 Option plan is considered to be September 30, 2019. The requisite service period should start from the earliest signing date of the respective option plan until the later of the one year after IPO successfully and 5 years after earliest option plan signing date. No new options were granted since October 1, 2019. 781,270 and 946,897 options were exercisable as of June 30, 2022 and 2023.

The following table summarizes the option activities under the 2018 Option Plan and 2019 Option Plan during the years ended June 30, 2021,2022 and 2023, respectively:

		Weighted
		Average	Weighted
		Remaining	Average
		Contractual	Exercise
	Number of options	Life (Years)	Price (RMB)

Outstanding and exercisable, June 30, 2020	—	—	—
Recognition of options originally under 2018 Option Plan and replaced by 2019 Option plan as of March 26, 2021	750,247	1.11	16.43
Recognition of new options granted under 2019 Option plan as of March 26, 2021	1,499,753	2.00	—
Forfeited	(235,613)	—	0.74
Exercised	—	—	—
Outstanding, June 30, 2021	2,014,387	1.48	5.29
Forfeited	(102,084)	—	1.21
Exercised	—	—	—
Outstanding, June 30, 2022	1,912,303	0.62	5.02
Forfeited	(28,500)	—	1.27
Exercised	—	—	—
Outstanding, June 30, 2023	1,883,803	0.15	5.03

For the year ended June 30, 2021, 2,250,000 options were granted under the 2019 Option plan. The Company recognized share compensation expense for the share options under the 2019 Option plan of RMB21,947, RMB7,340 and RMB5,207 for the years ended June 30, 2021 2022 and 2023, respectively. As of June 30, 2023, there was approximately RMB725 of total unrecognized compensation cost related to unvested share options and the unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 0.15 years.

HYWIN HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

20.	Segment information

The Company presents segment information after elimination of inter-company transactions. The following tables present the summary of each segment’s revenue, income from operations and net income which is considered as a segment operating performance measure, for the years ended June 30, 2021, 2022 and 2023:

	Years Ended June 30, 2023
	Wealth Segment	Health Segment	Eliminated	Consolidated	Consolidated
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Total net revenues	2,005,293	87,841	(1,377)	2,091,757	301,280
Income from operations	308,530	(111,145)	—	197,385	28,430
Net income/(loss)	231,419	(111,149)	—	120,270	17,323

	Years Ended June 30, 2022
	Wealth Segment	Health Segment	Eliminated	Consolidated	Consolidated
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Total net revenues	1,941,691	422	—	1,942,113	300,786
Income from operations	337,775	(11,085)	—	326,690	50,596
Net income/(loss)	247,359	(11,490)	—	235,869	36,530

	Years Ended June 30, 2021
	Wealth Segment	Health Segment	Eliminated	Consolidated	Consolidated
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Total net revenues	1,834,422	—	—	1,834,422	277,107
Income from operations	281,606	—	—	281,606	42,539
Net income/(loss)	207,657	—	—	207,657	31,369

	As of June 30, 2023
	Wealth Segment	Health Segment	Eliminated	Consolidated	Consolidated
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Goodwill	—	257,712	—	257,712	35,666
Other assets	2,154,194	296,324	(334,738)	2,115,780	292,809
Total assets	2,154,194	554,036	(334,738)	2,373,492	328,475

	As of June 30, 2022
	Wealth Segment	Health Segment	Eliminated	Consolidated	Consolidated
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
Goodwill	—	75,194	—	75,194	11,204
Other assets	1,665,803	42,415	—	1,708,218	254,525
Total assets	1,665,803	117,609	—	1,783,412	265,729

21.	Subsequent Events

In September 2023, the Company won a bid to acquire the land use rights of a parcel of land with a total site area of 56,449.39 square meters and the above-ground construction in progress (collectively referred to as the “Real Property”), situated at 09-No.5-3, Boao Lecheng International Medical and Tourism Pilot Zone (“Boao Lecheng”), Hainan Province, the People’s Republic of China (the “PRC”) at a consideration of approximately RMB129,200. Hywin has already paid the consideration. The Real Property will be used to build Hywin’s first integrated health management center pilot project.

The Group has evaluated subsequent events through the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.