Form 20-F
period 2024-06-30
Santech Holdings Ltd
filed 2025-05-13
CIK 1785680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-40238

Santech Holdings Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Level 15, AIA Central No.1 Connaught Road Central Central, Hong Kong
(Address of principal executive offices)

Lawrence Wai Lok, Chairman and CEO
Telephone: +852 2593 9309 Email: ir@santechholdings.com Level 15,AIA Central No.1 Connaught Road Central Central, Hong Kong
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (each ADS represents two of our ordinary shares, par value US$0.0001 per share)	STEC	Nasdaq Capital Market

Ordinary shares, par value US$0.0001 per share*		Nasdaq Capital Market

*	Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

47,750,000 ordinary shares (excluding 8,250,000 ordinary shares issued to the depositary for bulk issuance of ADSs, par value US$0.0001 per share, as of June 30, 2024).

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ADSs” refers to our American depositary shares, each of which represents two ordinary shares;
●	“CAGR” refers to compound annual growth rate;
●	“China” or the “PRC” refers to the People’s Republic of China, and excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
●	“HNWIs” refers to high net worth individuals with investable assets over US$1.0 million;
●	“HK$,” “HK dollars,” and “HKD” refer to the legal currency of Hong Kong;
●	“RMB” and “Renminbi” refer to the legal currency of China;
●	“Santech,” “we,” “us,” “the Company,” “our company,” “the Group” and “our” refer to Santech Holdings Limited, an exempted company incorporated in the Cayman Islands, and its subsidiaries;
●	“transaction value” refers to the aggregate value of the financial products we distribute through our wealth management business during a given period;
●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and
●	“VIE” refers to variable interest entity.

Our reporting currency is U.S. dollars because the majority of our business is conducted in Hong Kong and the majority of our revenues in the reporting periods was denominated in either Hong Kong dollars or U.S. dollars. This annual report contains translations of Hong Kong dollars into U.S. dollars at specific rates solely for the convenience of the reader. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.80 to US$1.00. We make no representation that any Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at the specific rate stated above. Furthermore, there is no assurance that Hong Kong’s currency pegging policy will not be changed in the future. If the pegging policy changes or if Hong Kong dollars suffer devaluation, our business, financial condition and results of operations could be materially and adversely affected.

On July 17, 2024, the Company’s English name was changed from Hywin Holdings Ltd. to Santech Holdings Limited and the Chinese name三合智能控股有限公司 was adopted and registered as the dual foreign name of the Company. Santech Holdings Limited is a Cayman Islands holding company operating in Hong Kong through its subsidiaries. Historically, Santech operated in China through its subsidiaries and contractual arrangements with the variable interest entities (“VIEs”), primarily, Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”). Historically, we also conducted limited businesses through two other VIEs, namely Shanghai Hywin Network Technology Co. Ltd. (“Shanghai Hywin Network Technology”) and Shenzhen Panying Asset Management Co. Ltd. (“Shenzhen Panying”). Santech did not and does not own any equity interest in the PRC VIEs. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and it therefore operated these businesses in China through the VIEs. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIEs. As used in this annual report, “we”, “us”, or “our” refers to Santech, its subsidiaries and the VIEs.

We are a technology company focusing on exploring opportunities in the technology sector. As of the date of this annual report, we no longer have any operations, offices or any employees in China. On June 28, 2024, Santech terminated the contractual arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously our primary corporate vehicle to provide wealth management services in China. Since September 2024, Mr. Han Hongwei, previously Chairman of the Board, and Madame Wang Dian, previously Chief Executive Officer and a director of the Company, have been detained by, and are currently under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities at Hywin Wealth Management, and their assets in the PRC have been frozen since then. As such, they have been unable to fulfill their obligations to the Company under the VIE agreements, and the Company is unable to enforce its rights against them under the VIE agreements. As a result, the Company’s remaining VIEs, namely Shanghai Hywin Network Technology and Shenzhen Panying, are no longer active in operations. In addition, although the contractual arrangements with such remaining VIEs have not yet been terminated, Santech has not been able to exercise control over any of such VIEs or its PRC subsidiaries, given that all of the Company’s subsidiaries and VIEs in the PRC were effectively owned or controlled by Mr. Han Hongwei and are seized in the PRC subsequent to Mr. Han’s detention. Accordingly, Santech deems to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. As a result, Santech’s combined financial statements for the year ended June 30, 2024 are prepared excluding such PRC subsidiaries and VIEs. For comparative purposes, for the years ended June 30, 2022 and 2023, Santech’s combined financial statements are recast to exclude PRC subsidiaries and VIEs as well.

As a result of such accounting treatment, historically for the years ended June 30, 2022, 2023 and 2024, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted outside the PRC. Subsequent to fiscal year ended June 2024, we have ceased to seek new business in relation to overseas wealth management and asset management services, and have been phasing out the remaining business in this regard. We have repositioned to become a technology company and shifted our business focus to exploring opportunities in consumer technology, consumer healthcare and enterprise technology as of the date of this annual report.

We face various legal and operational risks and uncertainties relating to doing business in Hong Kong and Mainland China. We operate our business in Hong Kong. However, historically we also operated in Mainland China through subsidiaries and contractual arrangements with VIEs, and therefore were subject to complex and evolving PRC laws and regulations. For example, we faced risks relating to regulatory approvals on overseas listings and oversight on cybersecurity and data privacy. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Hong Kong and Mainland China.”

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our business strategies, plans, goals and objectives, especially those relating to the consumer technology, consumer healthcare and enterprise technology sector;
●	our future business development, financial condition and results of operations;
●	our expectations regarding demand for and market acceptance of our existing and future products and services;
●	projections of revenue, earnings, capital structure and other financial items;
●	the capabilities of our business operations;
●	expected future economic performance;
●	our expectation regarding the use of proceeds from our financing activities;
●	relevant government policies and regulations relating to the industries in which we operate;
●	the impact of public health crises or natural disasters;
●	competition in the technology industry; and
●	general economic and business conditions in the markets in which we operate.

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

This annual report also contains statistical data and estimates that we obtained from government and private publications. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this annual report involves a number of assumptions, estimates and limitations. The consumer technology, consumer healthcare, and enterprise technology markets and related markets in Hong Kong and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Our Corporate Structure

Santech is a Cayman Islands holding company operating in Hong Kong through its Hong Kong subsidiaries. Historically, Santech also operated in China through (i) its PRC subsidiaries, including Hywin Consulting (“WFOE”), in which we hold equity ownership interests, and (ii) the VIEs, namely Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), Shanghai Hywin Network Technology Co., Ltd. (“Shanghai Hywin Network Technology”), and Shenzhen Panying Asset Management Co., Ltd. (“Shenzhen Panying”), in which we did not hold any equity ownership interests. Our WFOE entered into a series of contractual arrangements with the VIEs and their shareholders. As of the date of this annual report, we no longer have any operations, offices or employees in China.

On June 28, 2024, Santech terminated the contractual arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously our primary corporate vehicle to provide wealth management services in China. Since September 2024, Mr. Han Hongwei, previously Chairman of the Board, and Madame Wang Dian, previously Chief Executive Officer and a director of the Company, have been detained by, and are currently under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities at Hywin Wealth Management, and their assets in the PRC have been frozen since then. As such, they have been unable to fulfill their obligations to the Company under the VIE agreements, and the Company is unable to enforce its rights against them under the VIE agreements. As a result, the Company’s remaining VIEs, namely Shanghai Hywin Network Technology and Shenzhen Panying, are no longer active in operations. In addition, although the contractual arrangements with such remaining VIEs have not yet been terminated, Santech has not been able to exercise control over any of such VIEs or its PRC subsidiaries, given that all of the Company’s subsidiaries and VIEs in the PRC were effectively owned or controlled by Mr. Han Hongwei and are seized in the PRC subsequent to Mr. Han’s detention. Accordingly, Santech deems to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. As a result, Santech’s combined financial statements for the year ended June 30, 2024 are prepared excluding such PRC subsidiaries and VIEs. For comparative purposes, for the years ended June 30, 2022 and 2023, Santech’s combined financial statements are recast to exclude PRC subsidiaries and VIEs as well. As a result of such accounting treatment, for the years ended June 30, 2022, 2023 and 2024, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted outside the PRC. Subsequent to fiscal year ended June 2024, we have ceased to seek new business in overseas wealth management and asset management services, and have been phasing out the remaining business in this regard. We have repositioned to become a technology company and shifted our business focus to exploring opportunities in consumer technology, consumer healthcare and enterprise technology as of the date of this annual report.

The Company’s major subsidiaries as of the date of this annual report are summarized as follows:

	Date of	Percentage of	Place of	Principle business
Name of Subsidiaries	incorporation	ownership	incorporation	activities
Santech Global BVI Limited	July 26, 2019	100%	BVI	Investment holding

Santech Global International Limited	August 20, 2019	100%	Hong Kong	Investment holding

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Investment holding and provision of client services

Selected Condensed Consolidating Schedule of Balance Sheets

	As of June 30,
	2023	2024

	(US$ in thousands, except for share and per share data, or otherwise stated)
Assets
Current assets:
Cash and cash equivalents	12,620	15,184
Deposits, prepayments and other current assets	324	320
Total current assets	12,944	15,504

Property and equipment, net	3	3
Intangible assets, net	2,209	—
Right-of-use assets	2,198	1,235
Total non-current assets	4,410	1,238

Total Assets	17,354	16,742

Liabilities and Shareholders’ equity
Current liabilities:
Commission payable	915	859
Income tax payable	55	91
Due to related parties	10,109	11,488
Other payables and accrued liabilities	415	433
Lease liabilities	1,024	1,059
Total current liabilities	12,518	13,930

Deferred tax liabilities	324	—
Lease liabilities	1,309	250
Total non-current liabilities	1,633	250

Total Liabilities	14,151	14,180

Shareholder’s Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000* shares (28,000,000 ADS) as of June 30, 2023 and 2024, respectively)	6	6
Additional paid-in capital	33,154	33,256
Accumulated deficit	(29,957)	(30,700)
Total shareholder’s equity	3,203	2,562

Total Liabilities and shareholder’s equity	17,354	16,742

*  The shares are presented on a retroactive basis to reflect the nominal share issuance.

Selected Condensed Consolidating Schedule of Results of Operations

	Years Ended June 30,
	2022	2023	2024

	(US$ in thousands, except for share and per share data, or otherwise stated)
Revenues
Wealth management	6,790	15,632	24,104
Asset management	2,197	2,952	3,919
Total revenues	8,987	18,584	28,023

Operating cost and expenses
Compensation and benefits	4,173	6,486	17,259
Share-based compensation expense	1,137	753	102
Sales and marketing expenses	2,398	2,653	3,490
General and administrative expenses	6,761	7,021	5,520
Asset impairment loss	—	5,305	2,158
Total operating cost and expenses	14,469	22,218	28,259

Loss from operations	(5,482)	(3,634)	(506)
Other income/(expenses)
Interest income/(expense)	105	141	(61)
Other (loss)/ income, net	(890)	24	54
Total other (loss)/ income, net	(785)	165	(7)

Loss before income tax expense	(6,267)	(3,469)	(513)
Income tax expense	(5)	—	(230)
Net loss and comprehensive loss	(6,272)	(3,469)	(743)

Selected Condensed Consolidating Schedule of Cash Flows

	Years Ended June 30,
	2022	2023	2024

	(US$ in thousands, except for share and per share data, or otherwise stated)
Cash flows from operating activities
Net loss	(6,272)	(3,469)	(743)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	1,711	1,176	1,014
Expected credit loss	5	6	49
Share-based compensation expenses	1,137	753	102
Asset impairment loss	—	—	2,158
Changes in deferred taxes	—	—	(324)
Changes in operating assets and liabilities
Deposits, prepayments and other current assets	15	125	(45)
Due from related parties	10,686	1,386	—
Commission payable	(6,068)	489	(56)
Income tax payable	5	—	36
Lease liabilities	(1,590)	(955)	(1,024)
Other payables and accrued liabilities	264	(173)	18
Due to related party	—	10,109	1,379
Net cash (used in)/ provided by operating activities	(107)	9,447	2,564

Cash flows from investing activity
Payment for intangible assets	—	(256)	—
Net cash used in investing activity	—	(256)	—

Net (decrease)/increase in cash, cash equivalents	(107)	9,191	2,564

Cash and cash equivalents at beginning of the year	3,536	3,429	12,620
Cash and cash equivalents at end of the year	3,429	12,620	15,184

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Santech Holdings Limited is a Cayman Islands holding company operating in Hong Kong through its subsidiaries, primarily focusing on exploring opportunities in consumer technology, consumer healthcare and enterprise technology. As of the date of this annual report, we no longer have any operations, offices or employees in China.

Historically, Santech also operated in China through its subsidiaries and contractual arrangements with the VIEs, primarily, Hywin Wealth Management. Santech did not and does not own any equity interest in the PRC VIEs. On June 28, 2024, Santech terminated the contractual arrangements with Hywin Wealth Management. Despite that the contractual arrangements with the remaining VIEs, namely Shanghai Hywin Network Technology and Shenzhen Panying, have not yet been terminated, Santech has not been able to exercise control over any of its PRC subsidiaries or VIEs given that all of the Company’s PRC subsidiaries and VIEs are effectively owned or controlled by Han Hongwei and are seized in the PRC subsequent to Mr. Han’s detention. Accordingly, Santech deems to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. As a result, Santech’s combined financial statements for the year ended June 30, 2024 is prepared excluding such PRC subsidiaries and VIEs. For comparative purposes, for the years ended June 30, 2022 and 2023, our combined financial statements are recast to exclude PRC subsidiaries and VIEs as well. As a result of such accounting treatment, historically for the years ended June 30, 2022, 2023 and 2024, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted outside the PRC. Subsequent to fiscal year ended June 2024, we have ceased to seek new business in overseas wealth management and asset management services, and have been phasing out the remaining business in this regard. We have repositioned to become a technology company and shifted our business focus to exploring various opportunities in consumer technology, consumer healthcare and enterprise technology as of the date of this annual report.

Risks associated with our business primarily arise from our plan to develop or acquire new consumer technology, consumer healthcare or enterprise technology businesses and the various types of products and services that we distribute. There is the risk that we may not successfully develop or acquire any consumer technology, consumer healthcare or enterprise technology business, or such new business may not be profitable at all. In addition, the products that we distribute might encounter a drop in investment performance, a decline in value, a decrease in sales, or even become restricted or prohibited from being traded, which could adversely affect our revenues and profitability. Furthermore, our business might also be adversely affected if we are unable to comply with laws and regulations applicable to our business and services, particularly laws and regulations relating to data and cyber security, and intellectual property. Moreover, if we fail to enhance our brand recognition, if we cannot retain or expand our client base, if we endure adverse changes in our relationships with providers and customers of our financial products, or if we suffer from misconduct by or complaint against our management team or employees, then our reputation, client relationships, operations, and prospects may be negatively impacted. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business

●	We underwent a series of corporate restructuring since fiscal year 2024, and may not be able to effectively implement our future business strategies and investment, in which case our business and results of operations may be materially and adversely affected.

●	Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.
●	We may face a number of manufacturing and supply chain risks that could harm our business, financial condition, and operating results.
●	We may need to rely on access to third-party intellectual property, which may not be available to the Company on commercially reasonable terms, or at all.
●	We may depend on the performance of distributors, carriers, wholesalers, retailers and other resellers.
●	The products that we historically distributed involve various risks and such risks may continue to negatively affect our reputation, client relationships, operations and prospects.
●	Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
●	Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations.
●	We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.
●	Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including the non-compliances with laws and regulations or our internal policies and procedures.
●	Misconduct of our insurance brokers, external insurance broker partners, or our own employees could harm our reputation or lead to regulatory sanctions or litigation costs.
●	We and our directors and/or executive officers may be involved from time to time in legal or administrative proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.
●	If we breach the contractual obligations under the asset management agreements or fiduciary duties we owe to counterparties in connection with our asset management service business, our results of operations will be adversely impacted.
●	We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in increased share-based compensation expenses.
●	Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.
●	Our chairman of the board is able to control and exert significance influence over our company, whose interest may be different from or conflict with that of our other shareholders.
●	Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.
●	We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for our products and services, adversely affect our revenues and harm our competitive position.

●	We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.
●	Confidentiality agreements with employees, product providers and others may not adequately prevent disclosure of our trade secrets and other proprietary information.
●	We have limited insurance coverage.
●	If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks Related to Our Corporate Structure

●	We are unable to benefit from the assets held by the VIEs and the WFOE, which could have a material adverse effect on our business and financial condition, and our reputation may be affected.
●	There is uncertainty regarding the identification of whether we are a non-PRC company, and whether we have lost control of the PRC entities under the PRC legal system.

Risks Related to Doing Business in Hong Kong and Mainland China

●	Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business in Hong Kong.
●	If the PCAOB is unable to adequately inspect or fully investigate our auditor as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditor would deprive our investors of the benefits of such inspections.
●	The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations in Hong Kong.
●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
●	We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Risks Related to Our ADSs

●	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.
●	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
●	You may be subject to limitations on the transfer of the ADSs.
●	The voting rights of holders of the ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of your ordinary shares underlying the ADSs.

●	You may experience dilution of your holdings due to inability to participate in rights offerings.
●	Techniques employed by short sellers may drive down the market price of the ADSs.
●	Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
●	Certain judgments obtained against us by our shareholders may not be enforceable.
●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
●	We incur costs as a result of being a public company, and these will increase after we cease to qualify as an “emerging growth company.”
●	ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
●	Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to U.S. domestic issuers.
●	As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.
●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

Risks Related to Our Business

We underwent a series of corporate restructuring since fiscal year 2024, and may not be able to effectively implement our future business strategies and investment, in which case our business and results of operations may be materially and adversely affected.

We commenced our business in 2006. Historically, Santech also operated in China through (i) its PRC subsidiaries, including Hywin Consulting (“WFOE”), in which we hold equity ownership interests, and (ii) the VIEs, namely Hywin Wealth Management, Shanghai Hywin Network Technology, and Shenzhen Panying. On June 28, 2024, we terminated the contractual arrangements with Hywin Wealth Management and exited the wealth management and asset management businesses in the PRC. Subsequently, we have also ceased to seek new business in relation to overseas wealth management and asset management services and have been phasing out the remaining business in this regard. As such, our reported historical financial results may not be indicative of our future performance.

As of the date of this annual report, we no longer have operations, offices or employees in China. We have repositioned to become a technology company and shifted our business focus to exploring opportunities in consumer technology, consumer healthcare and enterprise technology. However, our consumer technology, consumer healthcare or enterprise technology products and services are currently under early research and development and there has not been any consumer technology, consumer healthcare or enterprise technology products or services in operation as of the date of this annual report, and we cannot assure you that our business development in the consumer technology sector will succeed at all. We may also seek new business strategies, new business opportunities or new business acquisitions or partnerships from time to time, and we may seek such new business strategies, new business opportunities or new business acquisitions or partnerships in any sectors outside of the consumer technology, consumer healthcare or enterprise technology sectors. We may also expand into new markets from time to time, including the United States or other geographical markets we believe are attractive. We cannot assure that any such new business strategies, new business opportunities or new business acquisitions or partnerships will be profitable or will succeed at all.

Investment in new business strategies and acquisitions is inherently risky, could materially adversely affect the Company’s business, reputation, results of operations and financial condition. Such endeavors in new business strategies or acquisitions may involve significant risks and uncertainties, including distraction of management from current operations, greater-than-expected liabilities and expenses, economic, political, legal and regulatory challenges associated with operating in new businesses, regions or countries, inadequate return on capital, potential impairment of tangible and intangible assets, and significant write-offs. Investment and acquisition transactions are exposed to additional risks, including failing to obtain required regulatory approvals on a timely basis or at all, or the imposition of onerous conditions that could delay or prevent the Company from completing a transaction or otherwise limit the Company’s ability to fully realize the anticipated benefits of a transaction. These new ventures are inherently risky and may not be successful. The failure of any significant investment could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

In addition, we cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, and we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

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

Our plan to develop or acquire consumer technology, consumer healthcare and enterprise technology businesses may also require us to recruit suitable team members, skilled employees and additional key personnel. We may not successfully recruit such additional talents or retain our current key employees who may be necessary to our development or acquisition of consumer technology and enterprise technology businesses. This may cause our plan to enter into the consumer technology, consumer healthcare and enterprise technology sectors to fail, which may materially and adversely affect our business, results of operations and financial condition.

We may face a number of manufacturing and supply chain risks that could harm our business, financial condition, and operating results.

In addition, the consumer technology, consumer healthcare or enterprise technology businesses may expose us to a number of risks related to manufacturing and supply chain management, which could affect our ability to supply both our products and our services. We may need to rely on, for example, contract manufacturers to manufacture certain products, third party service providers to provide server, networking equipment or other services, or third party software developers to provide, maintain and upgrade software applications and services for our products and services. We may in the future experience supply shortages, price increases, quality issues, and/or longer lead times that could negatively affect our operations, driven by raw material and/or component availability, manufacturing capacity, labor shortages, industry allocations, logistics capacity, inflation, foreign currency exchange rates, tariffs, sanctions and export controls, trade disputes and barriers, forced labor concerns, sustainability sourcing requirements, geopolitical tensions, armed conflicts, natural disasters or pandemics, the effects of climate change, power and transmission availability, and significant changes in the financial or business condition of our suppliers.

We may need to rely on access to third-party intellectual property, which may not be available to the Company on commercially reasonable terms, or at all.

In the process of developing or acquiring our consumer technology, consumer healthcare and enterprise technology businesses, we may need to provide products and services that are designed to include intellectual property owned by third parties, which requires licenses from those third parties. In addition, because of technological changes in the consumer technology, consumer healthcare and enterprise technology industries, current extensive patent and other intellectual property coverage and the rapid rate of issuance of new patents, the Company’s future products and services can unknowingly infringe existing patents or intellectual property rights of others. Based on experience and industry practice, the Company believes licenses to such third-party intellectual property can generally be obtained on commercially reasonable terms. However, there can be no assurance the necessary licenses can be obtained on commercially reasonable terms or at all. Failure to obtain the right to use third-party intellectual property, or to use such intellectual property on commercially reasonable terms, can preclude the Company from selling certain products or services, or otherwise cause the Company’s consumer technology, consumer healthcare and enterprise technology businesses to fail, and accordingly may have a material adverse impact on the Company’s business, results of operations and financial condition.

We may depend on the performance of distributors, carriers, wholesalers, retailers and other resellers.

In our efforts to enter the consumer technology, consumer healthcare and enterprise technology businesses we may need to distribute products and certain of services through distributors, cellular network carriers, wholesalers, retailers and resellers, many of which distribute products and services from competitors. We may also sell products and services and resells third-party products in most of our major markets directly to consumers, small and mid-sized businesses, and education, enterprise and government customers through its retail and online stores and its direct sales force.

We cannot assure you such distributors, carriers, wholesalers, retailers or resellers could perform well for our products or services. The financial condition of such distributors, carriers, wholesalers, retailers or resellers selling our products or services could weaken, they could stop distributing our products, and the uncertainty regarding demand for some or all of our products could cause them to reduce their ordering and marketing of our products.

The products that we historically distributed involve various risks and such risks may continue to negatively affect our reputation, client relationships, operations and prospects.

During the years ended June 30, 2022, 2023 and 2024, we selected and distributed financial products to our clients on behalf of issuers of these products, from which we generate most of our revenue. Through our Hong Kong subsidiaries, we also provided asset management products and derived management fees, introduction and performance-based fees, and we also facilitated or referred sales of insurance products and derived one-time fee income. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers. Any such misconduct or violation of law may adversely affect the performance of the applicable products that we distribute or facilitate to sell and harm our reputation.

In December 2023, redemption issues had been reported on certain asset-backed products previously distributed by Hywin Wealth Management in the PRC. The asset managers of these products were unable to reach an agreement with the relevant clients to defer redemption. While Hywin Wealth Management acted only as distributor of these asset-backed products, the clients are now demanding repayment from Hywin Wealth Management. On June 28, 2024, we exited wealth management and asset management businesses in the PRC by terminating the VIE arrangements with Hywin Wealth Management, but we cannot assure you that we will not encounter similar incidents in the future.

Although we have exited our historical businesses in wealth management and asset management and have been phasing out the remaining business in this regard, the risks associated with such products may continue to affect us and our reputation. While we had taken cautions in the risk management of our products and services, our risk management policies and procedures may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. If any of our clients suffer financial loss or other damages, our reputation, client relationship, business, financial conditions and prospects may be materially and adversely affected.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition are critical to the success of our business. We believe a sound reputation and a well-recognized brand are crucial to increasing our client base, which in turn facilitates our effort to develop new business opportunities, monetize our services and enhance our attractiveness to our clients and product providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest and rumors, complaints from and disputes with our clients, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. If we are unable to maintain a good reputation or further enhance our brand recognition, our business and revenues may be materially and adversely affected.

For example, in December 2023, redemption issues had been reported on certain asset-backed products previously distributed by Hywin Wealth Management with whom we had terminated the VIE arrangements. The asset managers of these products were unable to reach an agreement with the relevant clients to defer redemption. Since September 2024, Mr. Han Hongwei, previously Chairman of the Board, and Madame Wang Dian, previously Chief Executive Officer and a director of the Company, were detained by, and under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities at Hywin Wealth Management. Incidents such as these have severely damaged our reputation. In addition, the public may continue to associate Hywin Walth Management, or any other Hywin entities in the PRC, with the Company and our reputation may continue to be adversely affected indirectly by any negative media publicity or any negative incidents in connection with Hywin Wealth Management or any other Hywin or Hywin-affiliated persons or entities in the PRC, even though the Company has now terminated its prior affiliations with Hywin.

Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operations.

The product providers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and in turn, our results of operations. Although we conducted due diligence on our business counterparties when we historically operated our wealth management and asset management segments, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. We cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any non-compliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

Our business could be and has been affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, the COVID-19 pandemic or other disease. Furthermore, although the World Health Organization has declared that the COVID-19 pandemic is no longer a global health emergency and the Hong Kong government has lifted restrictions and quarantine measures due to the fact that the pandemic is being contained, there is still great uncertainty as to the future development of the COVID-19 pandemic, which may still affect our work efficiency and productivity and cause delay or cancellation in our offline events, and in turn adversely affect our business. In addition to the impact of the COVID-19 pandemic and other health epidemics, our business could also be materially and adversely affected by natural disasters or other public safety concerns affecting Hong Kong or elsewhere in the world.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including the non-compliances with laws and regulations or our internal policies and procedures.

Historically, we devoted significant time and resources to developing our risk management policies and procedures in operating our wealth management and asset management businesses. We will continue to focus on developing our risk management policies and procedures as we shifted our business focus to exploring various opportunities in consumer technology, consumer healthcare and enterprise technology. However, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies were based upon observed historical market behaviors, existing market practices or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods were based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective.

Before launching a product, we follow stringent product selection procedures to evaluate important and complex business, financial, tax, accounting and legal issues of product candidates and providers. Nevertheless, when following such procedures and making an assessment regarding product candidates, we have relied and will continue to rely on the resources available to us, including information provided by the product providers, which may not always be accurate, complete, up-to-date or properly evaluated. Accordingly, we cannot assure you that the due diligence investigations that we carried out with respect to any products will reveal or highlight all relevant facts that may be necessary or helpful in evaluating such products. Instances of fraud, accounting irregularities and other deceptive practices can be difficult to detect.

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and mitigate, and could harm our business, results of operations or financial performance. Historically, we identified certain deficiencies in tax matter handling and reporting.

Additionally, although we perform due diligence on potential clients, we cannot assure you that we were or will be accurate in identifying all the possible issues based on the information available to us. If certain investors do not meet the relevant qualification requirements under relevant product agreements or under applicable laws, we may also be deemed in default of the obligations required in our contract with the product providers, or be subject to claims raised by other investors in the products. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not have been fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Misconduct of our insurance brokers, external insurance broker partners, or our own employees could harm our reputation or lead to regulatory sanctions or litigation costs.

Misconduct of our insurance brokers, external insurance broker partners, or our own employees could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Their misconduct could include the following:

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

We have established an internal compliance system to supervise service quality and regulation compliance; however, we cannot always deter misconduct of our insurance brokers, our insurance broker partners, or our own employees and the precautions we have taken or will take to prevent and detect misconduct may not be effective in all cases. We cannot assure you, therefore, that any misconduct of our insurance brokers, our insurance broker partners, or our own employees will not lead to a material adverse effect on our business, results of operations or financial conditions.

We and our directors and/or executive officers may be involved from time to time in legal or administrative proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.

From time to time, we and our directors and/or executive officers may be involved in legal or administrative proceedings and commercial disputes. Such proceedings or disputes may include, without limitation, commercial or contractual disputes in our ordinary course of business, lawsuits or disputes brought by our clients, class action complaints or litigations brought by our investors, lawsuits involving employment matters, and other regulatory compliance matters. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details of material legal proceedings that we are involved in. Proceedings such as these may have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that any proceedings and claims, should they arise again, will not have a material adverse effect on our business, results of operations and financial condition.

Although we have exited our historical wealth management and asset management businesses and have been phasing out the remaining business in this regard, we are still subject to litigation risks as we shifted our business focus to exploring various opportunities in consumer technology, consumer healthcare and enterprise technology. Such risks may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are volatile, and as a result our past or present clients or investors experience losses. Although we are not liable for the loss of our clients or investors arising from their own investments decisions and we do not provide any guarantees of returns with respect to the products, however, we may still be involved in legal proceedings, commercial disputes, complaints from and disputes with our clients regardless of its ground. Furthermore, actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. The contracts between ourselves and insurance product providers do not provide for indemnification for our costs, damages or expenses resulting from such lawsuits. Even if we are successful in defending against these actions, the defense of such matters may result in us incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

If we breach the contractual obligations under the asset management agreements or fiduciary duties we owe to counterparties in connection with our asset management service business, our results of operations will be adversely impacted.

As we historically provided asset management service business in Hong Kong, we may be exposed to indemnity or other legal liabilities if we are deemed to have breached our legal obligations as fund managers under the asset management agreements or fund subscription agreements, and are therefore susceptible to legal disputes and potentially significant damages. Where we have served as the general partner for the funds that are in the form of a limited partnership, we were required to manage the funds for the limited partners or the investors. If we are deemed to have breached our fiduciary duty, we may be exposed to risks and losses related to legal disputes. We would bear unlimited joint and several liabilities for the debts of any asset managed by us out of all our assets as general partners. Although we have exited our historical businesses in wealth management and asset management and have been phasing out the remaining business in this regard, we may still be exposed to such risks.

We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in increased share-based compensation expenses.

On December 6, 2020, we adopted our current share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of the date of this annual report, 1,776,000 restricted shares have been granted to our executive officers and directors under the 2020 Plan. We recognized US$1.1 million, US$0.8 million and US$0.1 million of share-based compensation expenses for the years ended June 30, 2022, 2023 and 2024, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Key Components of Results of Operations—Operating Costs and Expenses—Share-based Compensation Expenses/(Benefits).” We will continue to incur share-based compensation expenses in future periods due to awards granted or to be granted under the 2020 Plan and any future awards under other plans. We may continue to grant restricted shares awards, restricted share units, share options or other share-based incentives in the future, which may record significantly share-based compensation expenses in our profit or loss statement. We account for compensation costs for all share-based incentives using a fair-value based method and recognize expenses in our combined statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will adversely affect our results of operations and dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees, and we will continue to grant share-based compensation to directors or employees in the future.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large amount of information of product offering, clients and transactions. The proper functioning of our client transactions and services, sales management, financial control, accounting, and other information technology systems, together with the communication systems, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability. In addition, as we plan to develop or acquire consumer technology, consumer healthcare and enterprise technology businesses, we cannot assure you that no additional licenses or permits under relevant laws and regulations to own or conduct such business or IT infrastructure would be required, or that we would be able to obtain additional licenses or permits. If we are unable to obtain such licenses or permits, or be forced by governmental authorities to dismantle such infrastructure, we may not be able to recoup our investments and our future prospects and profitability may be materially and adversely affected.

Our chairman of the board is able to control and exert significance influence over our company, whose interest may be different from or conflict with that of our other shareholders.

As of the date of this annual report, Mr. Lawrence Wai Lok beneficially owns an aggregate of 66.67% of our outstanding share capital. As more than 50% of the voting power for the election of directors is held or directed by Mr. Lok, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a result of this high level of shareholding, Mr. Lok would be able to exert a significant degree of influence or actual control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This control will also limit your ability to influence corporate matters and may prevent transactions that would be beneficial to you, including discouraging others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our historical services in wealth management and asset management involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We face various security threats on a regular basis, including cyber-security threats to and attacks on our technology systems that are intended to gain access to our confidential information, destroy data or disable our systems.

Even though we have exited our historical services in wealth management and asset management and have been phasing out the remaining business in this regard, we still have obligations to protect our historical clients’ privacy and confidential information. While we have made various efforts to protect our clients’ privacy and confidential information, we may still be subject to security threats, cyber-attacks or other breaches. If we do not take adequate measures to prevent security breaches and maintain adequate internal controls or fail to implement new or improved controls, data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to penetrate our network security or otherwise gain access to any client’s name, address, portfolio holdings, or other personal information. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition. At the same time, compliance with the regulations could be expensive, and the reduction in our ability to collect, transfer and use data due to increased regulation could also have an adverse effect on our business.

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

We have limited insurance coverage.

We may not be able to obtain sufficient insurance to safeguard against risks and unexpected events. We provide social security insurance including pension insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. Our directors and officers liability insurance policy for our board of directors and executives has current run out, and we may not be able to restore coverage at commercially reasonable terms. We do not have commercial insurance coverage on our assets and we do not maintain insurance to cover our business or interruption of our business, litigation, class action lawsuits or product liability. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audits of our combined financial statements for the year ended June 30, 2024, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient resources with U.S. GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner; (ii) our lack of key monitoring mechanisms such as internal audit department to oversee and monitor our risk management, business strategies and financial reporting procedures, and also our lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the combined financial statements; (iii) our lack of revenue progress monitoring mechanisms, such as no established transaction progress synchronization mechanism between the business side and the finance side, leading to the inability to track the timing of insurance policy effectiveness or service fulfillment, and potential misrecognition of commission income based on the collection of service fee rather than at risk transfer point; (iv) our lack of control in contract management, such as failure to systematically archive insurance brokerage or distribution agreements, which may affect our revenue recognition accuracy; (v) our lack of automated interface to obtain the fair value of the underlying fund’s or mandate’s net assets, which may cause miscalculation risks to our revenue accuracy; (vi) our lack of documented approval process exists for revenue transactions requiring collaboration between business, legal, and finance teams, to ensure revenue is recorded only when supporting documents are complete; (vii) our lack of a centralized referring expense policy with predefined calculation formulas and hierarchical review (e.g., supervisor approval) for variable compensation calculations; (viii) our lack of disposal approval records (such as board resolution, asset retirement forms) were provided to verify the existence of fixed assets and (ix) our lack of policies for critical transactions (revenue, commissions, bonuses) are either nonexistent or not formally communicated.

To remediate the material weakness identified in internal control over our financial reporting, we have: (a) hired an experienced personnel in accounting department with adequate experience with financial reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Principal Financial Officer; (c) continued our efforts to enhance the effectiveness of our internal control over financial reporting by increasing technology adoption, reducing reliance on paper records or single personnel, and migrating our internal processes to cloud-based software systems that are suitable for U.S. reporting companies, which we believe will enhance areas such as contract management, document retention, transaction approvals, and automation in financial reporting.

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

Risks Related to Our Corporate Structure

We are unable to benefit from the assets held by the VIEs and the WFOE, which could have a material adverse effect on our business and financial condition, and our reputation may be affected.

Our WFOE in the PRC is no longer active in operations, and we do not have access to the WFOE’s seal or bank accounts, while the legal representative and directors of the PRC WFOE are either unreachable or we are unable to direct or manage them to act. We have lost de facto control of the WFOE for the following reasons:

●	According to the Contract Law of the People’s Republic of China, a contract by the parties in writing shall be concluded upon signing thereof or affixing the seal thereon. The absence of a seal diminishes our influence in decisions, hindering the normal implementation of resolutions from shareholder meetings. Consequently, this limits our ability to legally sign contracts and engage in other legal actions, thereby impacting our decision-making capacity and control.

●	The Company Law of the People’s Republic of China stipulates that companies must establish bank accounts in accordance with the law to conduct financial activities related to company business. Inaccessibility to bank accounts means that, as shareholder of the WFOE, we cannot manage or allocate the WFOE’s funds. This further isolates us from controlling the WFOE’s financial operations.
●	The inability to reach the legal representative and directors in the PRC and the inability to direct or manage them to act significantly limit our control and our ability to manage or operate the WFOE. We are also unable to obtain accurate information about the WFOE’s remaining operations, assets and financials.

The remaining VIEs in the PRC, namely Shanghai Hywin Network Technology and Shenzhen Panying, are also no longer active in operations. In addition, although the contractual arrangements with the remaining VIEs have not yet been terminated, our WFOE entered into the contractual arrangements with the VIEs and their shareholders; given that we have lost control of the WFOE, we are unable to benefit from the contractual arrangements and, therefore, we have also lost control of the VIEs. Accordingly, we believe we have lost de facto control of the VIEs, their PRC subsidiaries, and all associated assets and operations.

Under the VIE contractual arrangements, we were able to benefit from the consolidated net profits of the VIEs through the WFOE. However, due to the above-stated reasons, we are unable to benefit from such profits, nor are we able to exercise control over any of their bank accounts, assets, or operations in the PRC, which limits our capacity to allocate funds, manage finances or conduct any further businesses in China.

Although we no longer have operations in PRC, we cannot assure you that our previous affiliations in the PRC or any remaining matters in the PRC does not further affect us negatively. Any harm to our reputation or perception of instability may adversely affect our ability to attract and retain customers, or prevent us from engaging with potential partnerships and collaborations, thereby reducing our growth opportunities.

There is uncertainty regarding the identification of whether we are a non-PRC company, and whether we have lost control of the PRC entities under the PRC legal system.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our operations in the PRC in the past consolidated through our WOFE and VIEs, or any existing or future operations, may be found not in full compliance with relevant laws and regulations. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have certain discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has significant influence over business activities and, to further regulatory and societal goals, has become more involved in regulating China-based companies, which may include us. For example, in recent years the PRC government has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. In addition, the PRC government has also published policies that significantly affected the Internet industries and certain other industries, including industries that we operate in, and in the future it may implement other policies or regulations that may have a significant adverse impact on us or industries that we operate in. Moreover, the PRC government has strengthened the administration over illegal securities activities and the supervision on overseas listings by China-based companies and issued new filing obligations and approval requirements in connection with offshore offerings, which will increase our regulatory compliance costs and may limit or hinder our ability and the ability of our subsidiaries to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “— Risks Related to Doing Business in the People’s Republic of China — The approval, filing or other requirements of the China Securities Regulatory Commission (CSRC) or other PRC regulatory authorities may be required under PRC law in connection with any future issuance of securities overseas, and, if required, we cannot predict whether or for how long we or our subsidiaries will be able to obtain such approval or complete such filing.” The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected and as a result, the trading prices of our ADSs and Shares to could significantly decline or become worthless.

Although we no longer have operations in the PRC, given the uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, and changes in policies, laws, rules and regulations in the PRC, we cannot assure that we will definitely be regarded as a non-PRC company, and whether we will be regarded as having lost control of the PRC entities under the PRC legal system.

Risks Related to Doing Business in Hong Kong and Mainland China

Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business in Hong Kong.

We primarily conduct business in Hong Kong, a special administrative region of China, and we historically operated in Mainland China. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, extent of government involvement, control of foreign exchange and allocation of resources. A substantial portion of productive assets in China is still managed by the government. In addition, the PRC government regulates industry development by imposing industrial policies. The PRC government also plays a significant role in China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and regulating financial services and institutions.

While the PRC economy has experienced significant growth in the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to manage the pace of economic growth and prevent the economy from overheating. Any prolonged slowdown in the economy could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations in Hong Kong, as well as damage our reputation.

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

On December 15, 2022, the PCAOB announced that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in Mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in Mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re- evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA as incorporated into the CAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by and exchange.

Our current independent accounting firm, Audit Alliance LLP (“Audit Alliance”), whose audit report is included in this annual report on Form 20-F, headquartered in Singapore, is a PCAOB-registered CPA firm which can be inspected by PCAOB with the last inspection on September 27, 2024. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal years ended December 31, 2024, 2023 and 2022.

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

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations in Hong Kong.

As a company primarily conducting business in Hong Kong, a special administrative region of China, and we historically operated in Mainland China, our business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in Mainland China of an offshore holding company at any time, which, if extended to our operations in Hong Kong, could result in a material adverse change to our operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in Mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen the supervision over overseas listings by companies in Mainland China. As a follow-up, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and supporting relevant guidelines, or collectively, the Overseas Listing Trial Measures, which took effect on March 31, 2023. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder. Pursuant to the Overseas Listing Trial Measures, an overseas offering and listing by a Chinese company, including any follow-on offering, secondary listings or other equivalent offering activities, whether directly or indirectly, shall be filed with the CSRC. Specifically, a Chinese company whose securities had already been listed overseas prior to the effectiveness of the Overseas Listing Trial Measures is required to file with the CSRC with respect to any follow-on offering in the same overseas market where its securities are listed within three business days after completion of such follow-on offering. The Overseas Listing Trial Measures have also imposed additional reporting obligations on listed companies upon the occurrence of certain circumstances, including but not limited to change of controlling interest and delisting. There are substantial uncertainties as to the interpretation and implementation of these laws and regulations. If we fail to properly or timely complete the reporting procedures with the CSRC upon the occurrence of the circumstances stipulated in the Overseas Listing Trial Measures, or the filing procedures with the CSRC for our future securities offerings and listings outside of the PRC, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the People’s Republic of China.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. Although cross- border business may not be an area of our focus, if we plan to expand our business internationally in the future or if imported products begin to be or continue to be a significant role in our operations, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect our ability to import certain products or provide services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law, as amended, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. The State Taxation Administration of China (STA) issued Circular 82 on April 22, 2009, which was further amended on December 29, 2017. Circular 82 specifies certain criteria for determining whether the “de facto management body” of a Chinese-controlled, offshore-incorporated enterprise is located in China.

According to Circular 82, a Chinese‑controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

●	the primary location of the day‑to‑day operational management is in the PRC;
●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;
●	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and
●	50% or more of voting board members or senior executives habitually reside in the PRC.

Although Circular 82 applies only to offshore enterprises controlled by PRC enterprises, and does not apply to offshore enterprises controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the PRC tax authorities’ general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In this case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the PRC Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China or Hong Kong. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese or Hong Kong companies’ securities after their offerings, may affect the attitudes of investors toward Chinese or Hong Kong companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance.

In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese or Hong Kong companies may also negatively affect the attitudes of investors towards Chinese or Hong Kong companies in general, including us, regardless of whether we have conducted any inappropriate activities.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variation in our revenues, earnings, cash flow and data related to our user base or user engagement;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	regulatory developments in our target markets affecting us, our clients or our competitors;
●	changes in the economic performance or market valuation of other wealth management companies (particularly insurance brokers);
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us or our industry, or other entities historically affiliated with us;
●	additions or departures of key personnel;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs;
●	potential litigation, regulatory investigations or regulatory developments that are perceived to be adverse to our business;
●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;
●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and
●	sales or perceived potential sales of additional ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

In addition, historically, our ADSs have been sporadically or thinly traded on some trading days. As a result of this lack of liquidity, we may be susceptible to market participants distorting the prices of our ADSs. Trading of relatively small quantities of our ADSs may disproportionately influence the prices of our ADSs in either direction.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct most of our operations in and hold a significant portion of our assets outside of the United States. In addition, a majority of our directors and executive officers reside outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, the PRC, or other local jurisdictions where we do businesses in may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands (“Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands may have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association— Differences in Corporate Law.”

We incur costs as a result of being a public company, and these will increase after we cease to qualify as an “emerging growth company.”

As a public company, we incur legal, accounting and other expenses which can be significant. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. Our executive officers have limited experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such exemptions. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on an interim basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from corporate governance requirements of the Nasdaq Capital Market board; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance requirements of the Nasdaq Capital Market board. For example, as a foreign private issuer, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating/corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year.

We intend to follow home country practice in lieu of the requirements under the Nasdaq Capital Market rules with respect to certain corporate governance standards. Accordingly, you may not be provided with the benefits of certain corporate governance requirements of the Nasdaq Capital Market board rules.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ADSs or ordinary shares.

In general, a non-U.S. corporation will be PFIC for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation if it owns, directly or indirectly, at least 25% (by value) of such other corporation’s stock. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Based on the current composition of our income and assets and the value of our assets, including goodwill, which is based on the expected market price of our ordinary shares and the ADSs, we do not expect to be a PFIC for our current taxable year. However, subsequent to our termination of historical businesses in wealth management and asset management, we hold and may continue to hold a high proportion of cash relative to our total assets, even though we expect this to be temporary as we deploy such cash over time to invest in, develop, or acquire opportunities in the technology sector. Furthermore, any future financing activities may also temporarily increase our proportion of cash relative to our total assets, which may heighten the risk that we are considered a PFIC. Furthermore, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares and the ADSs, which could be volatile), and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we will not be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor owns our ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, and certain adverse U.S. federal income tax consequences could apply to such U.S. investor including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.         Information on the Company

A.History and Development of the Company

Historically, we have established a number of subsidiaries and variable interest entities and received multiple licenses in the PRC and Hong Kong to offer wealth management, asset management and insurance brokerage services. In March 2021,we completed our initial public offering on Nasdaq Global Market of 3,000,000 ADSs, each representing two ordinary shares. Since 2024, we underwent a series of corporate restructuring. On June 28, 2024, we terminated the contractual arrangements with Hywin Wealth Management in the PRC and exited the wealth management and asset management businesses in the PRC. We subsequently exited our overseas wealth management and asset management businesses. We have repositioned to become a technology company and shifted our business focus to exploring various opportunities in consumer technology, consume healthcare and enterprise technology as of the date of this annual report. On December 5, 2024, our listing was transferred to Nasdaq Capital Market.

Our principal executive offices are located at Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong. Our telephone number at this address is +852 2593 9309. Our registered office in the Cayman Islands is located at the offices of Portcullis (Cayman) Ltd, The Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.santechholdings.com/. The information contained on our website is not a part of this annual report.

B.Business Overview

We are a technology company focusing on exploring various opportunities in consumer technology, consumer healthcare and enterprise technology. As of the date of this annual report, we no longer have any operations, offices or employees in China. Historically, we operated in China through our subsidiaries and contractual arrangements with VIEs, primarily, Hywin Wealth Management, to provide wealth management services in China. On June 28, 2024, we terminated the contractual arrangements with Hywin Wealth Management. Despite that the contractual arrangements with the remaining VIEs, namely Shanghai Hywin Network Technology and Shenzhen Panying, have not yet been terminated, we have not been able to exercise control over any of our PRC subsidiaries or VIEs given that all of the Company’s PRC subsidiaries and VIEs are effectively owned or controlled by Han Hongwei and are seized in the PRC subsequent to Mr. Han’s detention. As a result, the Company deems to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. We did not and do not own any equity interest in the PRC VIEs. Our combined financial statements for the year ended June 30, 2024 are prepared excluding PRC subsidiaries and VIEs. For comparative purposes, for the years ended June 30, 2022 and 2023, our combined financial statements are recast to exclude PRC subsidiaries and VIEs as well. As a result of such accounting treatment, historically for the years ended June 30, 2022, 2023 and 2024, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted outside the PRC. We have ceased to seek new business in relation to overseas wealth management and asset management services and have been phasing out the remaining business in this regard. We have repositioned to become a technology company and shifted our business focus to exploring various opportunities in consumer technology, consumer healthcare and enterprise technology as of the date of this annual report.

Our Services

We provided overseas wealth management and asset management business outside the PRC to our clients for the three years ended June 30, 2024. These capabilities enable us to offer a customized, value-adding, and integrated proposition to our HNWI clients.

In particular,

●	Under wealth management services, we introduced or distributed financial products to our clients;
●	Under asset management services, we provided discretionary portfolio management services to our clients.

For the years ended June 30, 2022, 2023 and 2024, we generated revenues primarily from our businesses in Hong Kong.

Our revenues for the three years ended June 30, 2024 can be categorized into (i) referral fees, which are one-time in nature; (ii) management fees, which include fees that are generated as per agreed formulae and materialize with recurring frequency; (iii) to a lesser extent, other incomes such as retrocession from custodian banks, commissions from trades, and performance-based fees. For the years ended June 30 2022, 2023 and 2024, distribution commissions were the primary source of our revenues.

We have ceased to seek new business in relation to overseas wealth management and asset management services and have been phasing out the remaining business in this regard. As of the date of this annual report, our Hong Kong subsidiaries no longer hold any financial service licenses or house any personnel licensed to provide financial services in Hong Kong, and our remaining business in the wealth management segment only focuses on providing customer services to our historical customers to ensure a seamless phase-out.

Wealth Management Services

For the three years ended June 30, 2024, under wealth management services, we introduced financial products to our clients without further performance obligation requirements. Most of these products were insurance products, either sourced directly by our licensed insurance broker subsidiary in Hong Kong, or through other external partner brokers. These insurance products we offered included (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). Our insurance products were underwritten by reputable international insurance companies including FWD, AIA and FTLife. For the years ended June 30, 2022, 2023 and 2024, the total premium of insurance products we referred or sold to our clients amounted to US$4.9 million, US$38.1 million and US$20.2 million, respectively. As of the date of this annual report, our Hong Kong subsidiaries no longer hold any financial service license or house any personnel licensed to provide financial services in Hong Kong, and our remaining business in the wealth management segment only focuses on providing after-sale customer services to our historical customers to ensure a seamless phase-out. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

Asset Management Services

For the three years ended June 30, 2024, we provided asset management services in the offshore space under our Type 1, 4, 5 and 9 licenses in Hong Kong, which

●	provided discretionary portfolio management services to ultra-high-net-worth clients.
●	managed a range of private funds to professional investors with selected strategies including, among others, Asian fixed income, equities long/short, global private equity,

As of the date of this annual report, our Hong Kong subsidiaries no longer hold any financial service license or house any personnel licensed to provide financial services in Hong Kong, and we have completely exited from the asset management services business.

Administrative Proceedings

We are currently not involved in any material administrative proceedings. See also “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Our Client Base

For the years ended June 30, 2022, 2023 and 2024, we had 545, 1,265 and 821 clients that historically conducted at least one transaction with us outside of China, respectively. We had approximately 173, 885 and 478 active clients for our overseas wealth management services, and 372, 380 and 343 active clients for our overseas asset management services, for the years ended June 30, 2022, 2023 and 2024, respectively. “Active client” is defined as clients who purchased products distributed or referred by us during the given period under wealth management, and clients who maintained as holders of our products or services within the given period for asset management. As a result of the redemption issues of its historical wealth management VIE in China, which the Company has now terminated and is no longer affiliated with, the Company suffered significant disruption to its brand, operations, and confidence of clients, which resulted in a significant loss of clients in the fiscal year ended 2024 and thereafter.

Sales and Marketing

As the Company has ceased to seek new business in relation to our wealth management and asset management services, we are no longer actively engaged in sales and marketing activities in this regard.

The Company historically served a large number of high net-worth clients in China and in Hong Kong in financial services and health management. The Company may strategically leverage its historical client base going forward as it continues to develop products and explore opportunities in the consumer technology, consumer healthcare and enterprise technology industries.

Product Selection and Risk Management

We were highly selective in the wealth management and asset management products we distribute. We maintained and continuously enhanced a comprehensive risk management system covering the services and products we offer. Under our wealth management services, our clients typically entered into contracts directly with external insurance product providers in connection with such products. Under our asset management services, our clients primarily invest in external investment products through their discretionary mandate with us. As such, we were not directly liable to our clients in the performance of external insurance products distributed or managed through us. Nevertheless, any performance shortfalls of these products may still damage our reputation.

Competition

The market for consumer technology, consumer healthcare and enterprise technology is highly competitive and is characterized by aggressive price competition and resulting downward pressure on gross margins, frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in product price and performance characteristics, rapid adoption of technological advancements by competitors, and price sensitivity on the part of consumers and businesses. The Company’s ability to successfully develop or acquire consumer technology, consumer healthcare or enterprise technology businesses depends heavily on ensuring the continuing and timely introduction of innovative products, services and technologies to our clients. Principal competitive factors important to the Company will include price, product and service features, relative price and performance, product and service quality and reliability, design innovation, software and accessories ecosystem, marketing and distribution capability, service and support, and corporate reputation.

Intellectual Property

We regard trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and from time to time we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of June 30, 2024, we have registered a generic top-level domain name, www.santechholdings.com.

Insurance

As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance, or MPF Scheme, for all employees in Hong Kong. Our directors and officers liability insurance policy for our board directors and executives has current run out, but we are in search of restoring coverage at commercially reasonable terms. We do not maintain business interruption insurance and key-man life insurance. Other than the lack of directors and officers liability insurance currently, we consider our insurance coverage to be in line with the market practice of industry peers of similar size in Hong Kong.

Regulations

Regulations on Cyber Security and Personal Data Protection

Although we currently conduct business in Hong Kong, we may obtain data from our historical operations in the PRC. Consequently, we may be subject to laws and regulations regarding cybersecurity and personal data protection in the PRC.

On November 7, 2016, the Standing Committee of the National People’s Congress (SCNPC) approved the Cyber Security Law of the People’s Republic of China, which took effect on June 1, 2017. The Cyber Security Law created China’s first national-level data protection for “network operators” which may include all network service providers in China. The PRC Civil Code, which became effective on January 1, 2021, also stipulates that the personal information of a natural person shall be protected by the law.

The PRC Data Security Law, which was promulgated by the SCNPC on June 10, 2021 and has taken effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and solidifying the primary responsibility for information security of overseas listed companies, and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. Furthermore, the Personal Information Protection Law promulgated by the SCNPC on August 20, 2021, which became effective on November 1, 2021, outlines the main systematic framework for the protection and processing of personal information. The Personal Information Protection Law also imposes enhanced penalties for those who illegally process personal information.

In addition, the State Administration for Market Regulation (SAMR) and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition) on March 6, 2020, which took effect on October 1, 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. To provide reference for identifying App’s illegal collection and use of personal information, the Cyberspace Administration of China (CAC), the Ministry of Industry and Information Technology (MIIT), the SAMR and the Ministry of Public Security (MPS), collectively released the Notice on Promulgation of the Method for Identifying the Illegal Collection and Use of Personal Information by Apps, on November 28, 2019, which took effect on the same day. On March 12, 2021, the MIIT, the SAMR and the MPS released the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, effected on May 1, 2021, which stipulates that operators of mobile Internet applications (APPS) shall not deny users access to basic App functions because users do not agree to collect unnecessary personal information. On April 15, 2022, the SAMR and the PRC Standardization Administration jointly issued the Information Security Technology—Basic Requirements for Collecting Personal Information in Mobile Internet Applications, which took effect on November 1, 2022. This document stipulates the implementation process and evaluation methods for the personal information security assessment of mobile internet applications.

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

The Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the MIIT, the MPS, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (i) illegal collection and use of personal information of users by an application and a software development kit, (ii) setting up obstacles and frequently harassing users,(iii) cheating and misleading users, and (iv) inadequate implementation of application distribution platforms’ responsibilities.

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

On March 18, 2023, the CAC released the Provisions on the Administrative Law Enforcement Procedures for the Cyberspace Administration Authorities, which came into effect on June 1, 2023. These provisions clarify the procedures of cyberspace administrative law enforcement actions of the cyberspace administration authorities, as well as the procedures and requirements for administrative penalty. These provisions state that, prior to the imposition of administrative penalties, cyberspace administration authorities must notify parties concerned of their right to request a hearing, and that they must make such request within five days of receiving a notification, otherwise they shall be deemed to have waived their right to a hearing.

On July 10, 2023, the CAC, together with other relevant authorities, released the Interim Measures on Generative AI Services, which came into effect on August 15, 2023 and mainly impose compliance requirements on providers of generative AI services. According to the Interim Measures on Generative AI Services, individuals or organizations that provide generative AI services of text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors to protect any personal information involved. Providers of generative AI services shall enter into service agreements with users registering for their generative AI services and shall adopt effective measures to prevent minor users from over-relying or addicting to generative AI services. In the event illegal content or users engaging in illegal activities using generative AI services are discovered, the generative AI services providers are required to take appropriate measures, including stopping the generation of such illegal content and suspending or terminating the provision of services, undergo rectifications, keep relevant records and report to the competent authority. Any provider of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. Providers of generative AI services may be subject to penalties for non-compliance, including warning, public denouncement, rectification orders and suspension of the provision of relevant services.

On September 24, 2024, the State Council of the People’s Republic of China published the Regulation on Network Data Security Management, which took effect on January 1, 2025. The regulations are issued pursuant to the Cyber Security Law, the Data Security Law, and the Personal Information Protection Law, providing clearer guidelines on the key network data security requirements under these laws. The Regulation on Network Data Security Management also regulates extraterritorial network data processing activities that may harm national security, public interest, or the lawful rights and interests of Chinese citizens and organizations. In addition, foreign network data controllers which are required under the Personal Information Protection Law to establish a dedicated agency or appoint a representative in China, should note that apart from having reporting obligations to the relevant personal information protection departments, they shall also report the name of the relevant agency or the representative and their contact information to the local cyberspace administration at the districted city level.

Regulations Relating to Data Cross-border Transfer

Although we currently conduct business in Hong Kong, we may obtain data from our historical operations in the PRC. Consequently, we may be subject to laws and regulations regarding data cross-border transfer in the PRC.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flow, which provide several exemptions from undergoing security assessment, obtaining personal information protection certification, or entering into prescribed agreement for cross-border transfer of personal information for businesses. These exemptions include, among others, scenarios where a data processor transfers personal information abroad for the necessity of entering into or performing a cross-border shopping, cross-border delivery, cross-border remittances, or cross-border payments contract to which an individual is a party. The provisions also explicitly state that data processors are not required to conduct data security assessment for cross-border data transfers if the concerning data has not been notified or published as important data by relevant departments or regions.

Regulations on Offshore Investment by PRC Residents

Pursuant to the State Administration of Foreign Exchange (SAFE)’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Companies and its subsequent amendments, supplements or implementation rules, or SAFE Circular 75, issued on October 21, 2005, a PRC resident (whether a natural person or legal persons) shall register with the local branch of the SAFE before it establishes or controls an overseas SPV, with assets or equity interests in a PRC company, for the purpose of overseas equity financing. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles (“SPV”), or SAFE Circular 37, which has superseded SAFE Circular 75. According to SAFE Circular 37, the PRC domestic resident shall apply for SAFE registration for overseas investment before paying capital to SPV by using his, her or its legal assets whether overseas or domestic. The SPV is defined as “offshore enterprise directly established or indirectly controlled by the domestic residents (including domestic institutions and individuals) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of offshore investment and financing”. In addition, in the event that the SPV undergoes changes of its basic information such as the individual shareholder, name, operation term, or material events including, among others, increase or decrease by domestic individual shareholder in investment amount, equity transfer or swap, merge and spin-off, the domestic resident shall timely complete the change of foreign exchange registration formality for offshore investment.

According to SAFE Circular 37, failure to make such registration or truthfully disclose actual controllers of the round-trip enterprises may subject PRC residents to fines and penalties. If the registered or beneficial shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiary. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for violating applicable foreign exchange restrictions.

Regulations relating to Labor and Social Welfare of Hong Kong

Our employees in Hong Kong are subject to the Hong Kong Employment Ordinance (the “EO”). The EO is the main employment legislation in Hong Kong, providing for certain minimum benefits and protections, including:

●	paid annual leave;
●	paid sick leave;
●	paid maternity leave; and
●	compensation payments in certain cases of severance, unfair dismissal or termination after long service.

Subject to limited exceptions, the EO applies to all employees working in Hong Kong, regardless of their nationality. Other mandatory laws that are likely to apply to the employment relationship with our Hong Kong employees include the following:

●	The Personal Data (Privacy) Ordinance. This ordinance regulates an employer’s collection or surveillance, use and disclosure of an employee’s personal data (including personal data contained in e-mails and phone calls).
●	Mandatory Provident Fund Schemes Ordinance. Subject to limited exceptions, this ordinance requires employers in Hong Kong to enroll employees in a Mandatory Provident Fund Scheme, to which the employer and employee must make certain contributions. Foreign nationals are exempt if they are posted in Hong Kong to work for a period not exceeding 13 months or belong to a retirement scheme outside of Hong Kong. In certain cases, a Hong Kong national working outside of Hong Kong may still be subject to this ordinance if the employment has sufficient connection with Hong Kong.
●	Occupational Safety and Health Ordinance. This ordinance imposes a duty on all employers, as far as is reasonably practical, to ensure the safety and health in the workplace of its employees. The Occupational Safety and Health Ordinance covers most industrial and non-industrial workplaces in Hong Kong.
●	Employees’ Compensation Ordinance. If an employee suffers injury arising out of and in the course of employment in Hong Kong (or overseas, if the travel is authorized by the employer), the employer is usually liable to compensate the employee under the Employees’ Compensation Ordinance. Eligible family members of an employee killed in an accident at work may also be entitled to compensation. If an employer carries on business in Hong Kong, its employees are protected under the ordinance. All employers are required to maintain valid employees’ compensation insurance policies to cover their liabilities under the ordinance and at common law.
●	Sex Discrimination Ordinance, Disability Discrimination Ordinance, Family Status Discrimination Ordinance and Race Discrimination Ordinance. All four of these ordinances legislate against various forms of discrimination.
●	Labour Tribunal Ordinance. This ordinance empowers the Labour Tribunal to hear and resolve disputes relating to employment contracts as well as alleged breaches of the Employment Ordinance. It potentially covers disputes involving foreign nationals or Hong Kong residents working abroad.

Regulations on Anti-Money Laundering and Counter-Terrorist Financing of Hong Kong

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Guidelines issued by the SFC

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism, or the AML & CFT Guideline and the Prevention of Money Laundering and Terrorist Financing Guideline issued by the Securities and Futures Commission for Associated Entities issued by the SFC and as amended or supplemented by the SFC from time to time.

The AML & CTF Guideline provides guidance to licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Pursuant to the AML & CTF Guideline, licensed corporations should, among other things, assess the risks of any new products and services before they are offered to the market, identify the client and verify the client’s identity, conduct on-going monitoring of activities of the clients, maintain a database of names and particulars of terrorist suspects and designated parties and conduct on-going monitoring for identification of suspicious transactions.

Regulations on Personal Data of Hong Kong

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), as amended, supplemented or otherwise modified from time to time places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

●	Principle 1 — purpose and manner of collection of personal data;
●	Principle 2 — accuracy and duration of retention of personal data;
●	Principle 3 — use of personal data;
●	Principle 4 — security of personal data;
●	Principle 5 — information to be generally available; and
●	Principle 6 — access to personal data.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed of whether it is obligatory or voluntary for him/her to supply the data and the purpose for which the data is to be used;
●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; and
●	the right to request access to and to request correction of his/her personal data.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data. A claim for compensation may also be made by a data subject who suffers damage by reason of a contravention of a requirement under the PDPO.

Regulations on Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$256,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$256,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

C.Organizational Structure

The Company’s major subsidiaries as of the date of this annual report are summarized as follows:

	Date of	Percentage of	Place of	Principle business
Name of the entity Subsidiaries	incorporation	ownership	incorporation	activities
Santech Global BVI Limited	July 26, 2019	100%	BVI	Investment holding

Santech Global International Limited	August 20, 2019	100%	Hong Kong	Investment holding

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Investment holding and provision of client services

As of the date of this annual report, we no longer have any operations, offices or employees in China. Historically, we operated in China through our subsidiaries and contractual arrangements with VIEs, primarily, Hywin Wealth Management, to provide wealth management services in China. On June 28, 2024, we terminated the contractual arrangements with Hywin Wealth Management. Despite that the contractual arrangements with the remaining VIEs, namely Shanghai Hywin Network Technology and Shenzhen Panying, have not yet been terminated, we have not been able to exercise control over any of our PRC subsidiaries or VIEs given that all of the Company’s PRC subsidiaries and VIEs are effectively owned or controlled by Han Hongwei and are seized in the PRC subsequent to Mr. Han’s detention. As a result, the Company deems to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. We did not and do not own any equity interest in the PRC VIEs. Our combined financial statements for the year ended June 30, 2024 are prepared excluding PRC subsidiaries and VIEs. For comparative purposes, for the years ended June 30, 2022 and 2023, our combined financial statements are recast to exclude PRC subsidiaries and VIEs as well. As a result of such accounting treatment, historically for the years ended June 30, 2022, 2023 and 2024, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted outside the PRC. We have ceased to seek new business in relation to overseas wealth management and asset management services and have been phasing out the remaining business in this regard. We have repositioned to become a technology company and shifted our business focus to exploring various opportunities in consumer technology, consumer healthcare and enterprise technology as of the date of this annual report.

D.Property, Plant and Equipment

Our principal executive offices are located in Hong Kong. As of June 30, 2024, we had approximately 600 square meters of leased office space. The lessor for the leased premises had valid title to the property. We believe that our existing facilities are adequate for our current business operations and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

Item 4A.        Unresolved Staff Comments

Not applicable.

Item 5.        Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our combined financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Historically, we also operated in China through its subsidiaries and contractual arrangements with VIEs. On June 28, 2024, we exited the wealth management businesses in China by terminating the VIE arrangements with Hywin Wealth Management. Although the contractual arrangements with the remaining VIEs, namely Shanghai Hywin Network Technology and Shenzhen Panying, have not yet been terminated, we have not been able to exercise control over any of our PRC subsidiaries or VIEs given that all of the Company’s PRC subsidiaries and VIEs are effectively owned or controlled by Han Hongwei and are seized in the PRC subsequent to Mr. Han’s detention. Accordingly, Santech deems to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. Accordingly, our combined financial statements for the year ended June 30, 2024 were prepared excluding such PRC subsidiaries and VIEs. For comparative purposes, for the years ended June 30, 2022 and 2023, our combined financial statements are recast to exclude PRC subsidiaries and VIEs as well.

As a result of such accounting treatment, historically for the years ended June 30, 2022, 2023 and 2024, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted outside the PRC. Subsequent to fiscal year ended June 2024, we have ceased to seek new business in overseas wealth management and asset management services, and have been phasing out the remaining business in this regard. We have repositioned to become a technology company and shifted our business focus to exploring consumer technology, consumer healthcare and enterprise technology as of the date of this annual report.

A.Operating Results

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations during the reported periods include the following. Due to the Company’s change in business focus subsequent to the year ended June 30, 2024, our historical results may not be indicative of our future performance.

Business and Product Mix

We offered overseas wealth management services and asset management services, conducted outside the PRC during the years ended June 30, 2022, 2023 and 2024. Our revenues, operating profit and other aspects of our results of operations were affected by the degree of success of each business segment. In particular, wealth management services business was the larger business segment. The composition and level of net revenues that we derived from such services for a particular period were primarily affected by the types of products we distributed and the composition of different product types, as the product types determined the fee rates of one-time fees we can receive, which concurrently affected our revenues and operating costs and expenses.

Productivity of Client Relationship Manager Team

The client relationship manager team was essential to brand recognition, client base and servicing capacity and therefore, the productivity of our client relationship manager team was essential to our revenues and business operations during the years ended June 30, 2022, 2023 and 2024. The productivity of our client relationship manager team was also supported by our management and administration staff. Therefore, we measured our productivity by average revenue per employee, which were US$0.4 million, US$0.6 million, and US$0.8 million for the years ended June 30, 2022, 2023 and 2024, respectively.

Number of Active Clients

Revenue growth was primarily driven by the number of clients. We closely monitor the number of our active clients as a key operating metric. For the years ended June 30, 2022, 2023 and 2024, we had approximately 173, 885 and 478 active clients in overseas wealth management, defined as those who purchased products distributed or referred by us during any given period, and we had approximately 372, 380 and 343 active clients in asset management, defined as those who maintained as holders of our products or services within the given period, respectively. As a result of the redemption issues of its historical wealth management VIE in China, which the Company has now terminated and is no longer affiliated with, the Company suffered significant disruption to its brand, operations, and confidence of clients, which resulted in a significant loss of clients in the fiscal year ended 2024 and subsequently.

Key Components of Results of Operations

Revenues

We generated revenues primarily from (i) wealth management services and (ii) asset management services. The table below sets forth the components of our revenues for the periods indicated. Our insurance brokerage services were included in wealth management services for reporting purposes.

	For the year ended June 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Wealth management services	6,790	75.6	15,632	84.1	24,104	86.0
Asset management services	2,197	24.4	2,952	15.9	3,919	14.0
Total	8,987	100.0	18,584	100.0	28,023	100.0

Wealth Management Services

For the three years ended June 30, 2024, we derived fee incomes from insurance referral and insurance brokerage services by referring clients to insurance brokers or insurance companies to purchase insurance products through our Hong Kong subsidiaries. These insurance products we offered included (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). The one-time referral fee incomes were computed as a pre-agreed percentage of insurance premiums received by the insurance companies from sales facilitated by our Hong Kong subsidiaries.

Asset Management Services

For the three years ended June 30, 2024, under asset management services, we provided asset management services in the offshore space through our licensed subsidiary in Hong Kong. Our revenues from the asset management services primarily consisted of management fees calculated either as a percentage of the asset under management of the funds or mandates, and to a lesser extent, retrocession from custodian banks, commissions from trade, and performance-based fees.

Operating Costs and Expenses

Our operating costs and expenses primarily consist of (i) compensation and benefits; (ii) sales and marketing expenses; (iii) general and administrative expenses; and (iv) share-based compensation expenses. The following table sets forth the components of our operating costs and expenses for the periods indicated.

	For the year ended June 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Compensation and benefits	4,173	28.8	6,486	29.2	17,259	60.5
Sales and marketing	2,398	16.6	2,653	11.9	3,490	12.2
General and administrative expenses	6,761	46.7	7,021	31.6	5,520	19.3
Share-based compensation expenses	1,137	7.9	753	3.4	102	0.4
Asset impairment loss	—	—	5,305	23.9	2,158	7.6
Total operating cost and expenses	14,469	100.0	22,218	100.0	28,529	100.0

Compensation and benefits expenses

Our compensation and benefits are operating costs relating to wealth management and asset management services, which primarily include base salary, sales commission and other compensation and benefits of our relationship managers and insurance brokers, who directly contribute to our revenues generation activities, such as distribution of fund products and insurance products.

Unpaid commissions were separately presented as commission payable and commission payable-long term on our combined balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

Sales and Marketing Expenses

Our sales and marketing expenses primarily include salaries and bonus for our sales and marketing staff, and other expenses related to marketing activities such as events and travel.

General and Administrative Expenses

Our general and administrative expenses primarily include compensation of management and administrative staff, rental and other expenses of our headquarters.

Share-based Compensation Expenses

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of the date of this annual report, 1,776,000 restricted shares have been granted to our executive officers and directors under the 2020 Plan. For details of the 2020 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2020 Plan.” For the years ended June 30, 2022, 2023 and 2024, US$1.1 million, US$0.8 million and US$0.1 million were recorded in share-based compensation expenses, respectively.

Asset impairment loss

Impairment losses on long-lived assets are recorded in the year ended June 30, 2023 and 2024, related to our impairment of assets held in the PRC, and our intangible assets including software and licenses, as a result of significant disruption to our brand and our licensed financial services operations in Hong Kong during 2024.

Other (Expenses) /Income

Interest Income, Net

Our net interest income primarily represented interests from bank deposits for the years ended June 30, 2022, 2023 and 2024.

Other (Expenses)/Income, Net

Our net other income or expenses are recorded as a result of non-operating income or expenses. For the year ended June 30, 2022, 2023 and 2024, our other income or expenses mainly represented foreign exchange related losses.

Income Tax Expense

Cayman Islands

Santech Holdings Limited is incorporated in the Cayman Islands as an exempted company. Under the current laws of the Cayman Islands, our company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, our subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to their respective shareholders, no BVI withholding tax will be imposed.

Hong Kong

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

Results of Operations

The following table sets forth a summary of our combined results of operations for the periods indicated. The information should be read in conjunction with our combined financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any further period.

	For the year ended June 30,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
REVENUE

Wealth management	6,790	75.6	15,632	84.1	24,104	86.0
Assets management	2,197	24.4	2,952	15.9	3,919	14.0
Total net revenues from third parties	8,987	100.0	18,584	100.0	28,023	100

Compensation and benefits	4,173	28.8	6,486	29.2	17,259	60.5
Sales and marketing	2,398	16.6	2,653	11.9	3,490	12.2
General and administrative expenses	6,761	46.7	7,021	31.6	5,520	19.3
Asset impairment loss			5,305	23.9	2,158	7.6
Share-based compensation expenses	1,137	7.9	753	3.4	102	0.4
Total operating cost and expenses	14,469	100.0	22,218	100.0	28,529	100.0

Interest income/(expense), net	105	—	141	—	(61)	—
Other income/(expenses), net	(890)	—	24	—	54	—
Loss before income tax expense	(6,267)	—	(3,469)	—	(513)	—
Income tax expense	(5)	—	—	—	(230)	—
Net loss and comprehensive loss	(6,272)	—	(3,469)	—	(743)	—

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

Net Revenues

Our net revenues increased from US$18.6 million for the year ended June 30, 2023 to US$28.0 million for the year ended June 30, 2024, primarily due to a drop in our wealth management revenue in 2024.

Wealth management services

Our net revenues from wealth management services increased from US$15.6 million for the year ended June 30, 2023 to US$24.1 million for the year ended June 30, 2024, primarily due to a strong surge in demand for overseas insurance products post Covid-19 reopening in Hong Kong, particularly during the first half of the fiscal year, partially offset by a loss in the number of clients and as a result a reduction in the transaction value of overseas insurance products distributed on our platform during the second half of the fiscal year.

Asset management services

Our net revenues from asset management services increased from US$3.0 million for the year ended June 30, 2023 to US$3.9 million for the year ended June 30, 2024, driven by growth in our total assets under management, partially offset by some loss of clients in the second half of the fiscal year.

Operating Cost and Expenses

Our total operating costs and expenses increased from US$22.2 million for the year ended June 30, 2023 to US$28.5 million for the year ended June 30, 2024.

Compensation and benefits

Our cost of compensation and benefits increased from US$6.5 million for the year ended June 30, 2023 to US$17.3 million for the year ended June 30, 2024, primarily due to increase in direct compensation to grow wealth management revenue and asset management revenue.

Sales and marketing expenses

Our sales and marketing expenses increased from US$2.7 million for the year ended June 30, 2023 to US$3.5 million for the year ended June 30, 2024, primarily due to increase in sales and marketing activities devoted to overseas wealth management and asset management businesses.

General and administrative expenses

Our general and administrative expenses decreased from US$7.0 million for the year ended June 30, 2023 to US$5.5 million for the year ended June 30, 2024, primarily due to reduction in overhead in the second half of the year ended June 30, 2024.

Share-based compensation expenses

Our share-based compensation expenses decreased from US$0.8 million for the year ended June 30, 2023 to US$0.1 million for the year ended June 30, 2024, primarily because most of the options issued by the 2018 and 2019 Plan have been fully vested in prior years. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Asset impairment loss

Asset impairment loss are recorded in the year ended June 30, 2024, related to our intangible assets including software and licenses, as a result of significant disruption to our brand and our licensed financial services operations in Hong Kong during 2024.

Interest Income/(Expenses), Net

We recorded net interest income of 0.1 million for the year ended June 30, 2023 and net interest expenses of 0.1 million for the year ended June 30, 2024.

Other Income/(Expenses), Net

We recorded net other income of nil for the years ended June 30, 2023, and June 30, 2024.

Income Tax Expense

Our income tax expense increased from nil for the year ended June 30, 2023 to US$0.2 million for the year ended June 30, 2024, primarily due to use-up of tax losses carried forward in our Hong Kong subsidiary.

Net Loss

As a result of the foregoing, our net loss decreased from US$3.5 million for the year ended June 30, 2023 to US$0.7 million for the year ended June 30, 2024.

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

Revenues

Our revenues increased from US$9.0 million for the year ended June 30, 2022 to US$18.6 million for the year ended June 30, 2023, primarily due to an increase in wealth management revenue.

Wealth management services

Our revenues from wealth management services increased by from US$6.8 million for the year ended June 30, 2022 to US$15.6 million for the year ended June 30, 2023, primarily due to an increase in transaction value of overseas insurance products we referred to our clients, in particular after Covid-19 reopening in Hong Kong.

Asset management services

Our revenues from asset management services increased from US$2.2 million for the year ended June 30, 2022 to US$3.0 million for the year ended June 30, 2023, driven by growing client interest in offshore funds and discretionary mandates managed by us.

Operating Cost and Expenses

Our total operating costs and expenses increased from US$14.5 million for the year ended June 30, 2022 to US$22.2 million for the year ended June 30, 2023.

Compensation and benefits

Our cost of compensation and benefits increased from US$4.2 million for the year ended June 30, 2022 to US$6.5 million for the year ended June 30, 2023, primarily due to increase in the amount of direct compensation related to the increase in the transaction value of overseas insurance products we referred to our clients.

Sales and marketing expenses

Our sales and marketing expenses increased from US$2.4 million for the year ended June 30, 2022 to US$2.7 million for the year ended June 30, 2023, primarily due to increase in sales and marketing activities devoted to overseas wealth management and asset management businesses.

General and administrative expenses

Our general and administrative expenses increased from US$6.8 million for the year ended June 30, 2022 to US$7.0 million for the year ended June 30, 2023, which is mostly in line with our historical level of overhead and fixed costs.

Share-based compensation expenses

Our share-based compensation expenses decreased from US$1.1 million for the year ended June 30, 2022 to US$0.8 million for the year ended June 30, 2023, primarily because most of the options issued by the 2018 and 2019 Plan have been fully vested in prior years. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Asset impairment loss

Asset impairment loss are recorded in the year ended June 30, 2023, related to our cash deposits held at bank accounts in the PRC.

Interest Income, Net

We recorded net interest income of US$0.1 million for the year ended June 30, 2022 and US$0.1 million for the year ended June 30, 2023.

Other Income/(Expenses), Net

We recorded net other expenses of US0.9 million for the year ended June 30, 2022, primarily representing foreign exchange related losses.

Income Tax Expense

Our income tax expense were $5,000 and nil for the year ended June 30, 2022 and 2023.

Net Loss

As a result of the foregoing, our net loss decreased from US$6.3 million for the year ended June 30, 2022 to US$3.5 million for the year ended June 30, 2023.

B.Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations. We had net loss of approximately US$0.7 million, US$3.5 million and US$6.3 million for the years ended June 30, 2024, 2023 and 2022, respectively. As of June 30, 2024 and 2023, we had cash and cash equivalents of US$15.2 million and US$12.6 million respectively.

As of June 30, 2024, we had approximately US$15.1 million of cash and cash equivalents under our bank accounts or our subsidiaries’ bank accounts that were located in China. As disclosed in this annual report, we deem to have lost de facto control of all of our subsidiaries, VIEs, assets and operations in China as of the date of this annual report.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations and strategic initiatives. For example, we may need a substantial amount of capital to develop or acquire our consumer technology, consumer healthcare and enterprise technology businesses. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or debt securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended June 30,
	2022	2023	2024

	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(107)	9,447	2,564
Net cash (used in)/provided by investing activities	—	(256)	—
Net cash (used in)/provided by financing activities	—	—	—
Effect of exchange rate changes	—	—	—
Net increase/(decrease) in cash, cash equivalents, and restricted cash	(107)	9,191	2,564
Cash and cash equivalents at beginning of the year	3,536	3,429	12,620
Cash and cash equivalents at end of the year	3,429	12,620	15,184

Operating Activities

Net cash provided by operating activities for the year ended June 30, 2024 was US$2.6 million. This reflected net loss of US$0.7 million, as adjusted by non-cash and non-operating items primarily including asset impairment losses of $2.2 million , net changes in related parties balances of $1.4 million, depreciation and amortization of $1.0 million, offset by decrease in lease liability $1.0 million.

Net cash provided by operating activities for the year ended June 30, 2023 was US$9.4 million. This reflected net loss of US$3.5 million, as adjusted by non-cash and non-operating items primarily including net changes in related party balances of $11.5 million, depreciation and amortization of $1.2 million, offset by decrease in lease liability of 1.0 million.

Net cash used by operating activities for the year ended June 30, 2022 was US$0.1 million. This reflected net loss of US$6.3 million, as adjusted by non-cash and non-operating items primarily including net changes in related party balances of $10.7 million, depreciation and amortization of 1.7 million, offset by decrease in commissions payable of $6.1 million, and decrease in lease liabilty of $1.6 million.

Investing Activity

Net cash used in or provided by investing activity for the year ended June 30, 2024 was nil.

Net cash used in investing activity for the year ended June 30, 2023 was $0.3 million, due to investment in long-lived assets related to our software.

Net cash used in or provided by investing activity for the year ended June 30, 2022 was nil.

Financing Activities

Net cash used or provided in financing activities for the years ended June 30, 2024, 2023 and 2022 was nil.

Holding Company Structure

Our company, Santech Holdings Limited, is a holding company with no material operations of its own. As most of our operations are conducted through our Hong Kong subsidiaries, our ability to pay dividends is primarily dependent on receiving distributions of funds from our Hong Kong subsidiaries.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Information Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Out of our significant accounting policies, which are described in Note 3 - Summary of Significant Accounting Policies included elsewhere in this annual report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) impairment loss of assets.

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

Impairment loss of assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the years ended June 30, 2022, 2023 and 2024, the Company recognized impairment of long-lived assets of nil, nil and US$192 respectively.

An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Based on the qualitative assessment, if it is more likely than not that the fair value of an indefinite-lived intangible asset is less than the carrying value, a quantitative test to measure the amount of impairment must be performed. The quantitative impairment test compares the fair value of the asset with the carrying amount. If the carrying amount exceeds the fair value, then an impairment loss equal to that excess is recorded. For the years ended June 30, 2022, 2023 and 2024, the Company recognized impairment of indefinite-lived intangible assets of nil, nil and US$1,966 respectively.

Item 6.        Directors, Senior Management and Employees

A.Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officer	Age	Position/Title
Mr. Lawrence Wai LOK	43	Director, Chairman, CEO
Mr. Joel A. GALLO	53	Independent Director
Ms. CHEN Jie	54	Independent Director
Mr. Howard Wing To CHAN	39	Independent Director
Mr. Geoffrey Fai KAM	42	Independent Director

Mr. Lawrence Wai LOK. Mr. LOK currently serves as our Chairman and CEO since March 2025, and was previously our Acting CEO from September 2024 to March 2025. Mr. LOK has been instrumental in leading the Company through a critical period of restructuring and business reorganization. Previously, Mr. LOK was a senior investment banker at Citigroup. Mr. LOK had over 15 years of professional investment banking, capital markets and M&A experience working in the United States and Hong Kong SAR. In that role, Mr. LOK led a large number of landmark IPOs, private fundraising, cross-border M&As and other major transactions for leading TMT companies and financial service groups in China and other parts of Asia, and advised clients on their growth strategies and transformative initiatives. Mr. LOK graduated from the University of California, Berkeley with B.A. in Economics and B.S. in Business Administration.

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

Ms. CHEN Jie. Ms. CHEN was appointed as our independent director in September 2019, and her appointment was effective in March 2021. Ms. CHEN has been the chief financial officer of SPI Energy Co., Ltd. since June 2021, and Ms. CHEN was previously the executive director of Brainzoom Business Consulting Co., Ltd. since July 2007, responsible for the operation of the company and also leading the consulting department providing business & financial consulting services to various companies. From January 2006 to May 2007, Ms. CHEN served as a vice president and finance director of Cellon International Holdings Corporation, responsible for leading the work of corporate finance department. From July 2000 to January 2006, Ms. CHEN served as the southern China regional administration manager of PricewaterhouseCoopers (2002-2006) and former Arthur Andersen (2000-2002), Shenzhen & Guangzhou branches, responsible for the regional office administration work. From June 1993 to June 2000, Ms. CHEN served as an audit manager of Arthur Andersen, Shenzhen branch, providing audit assurance services to various PRC companies that were listed on the international stock markets. Ms. CHEN obtained her bachelor’s degree in accounting from Shenzhen University in 1993 and is a member of CICPA and FCCA.

Mr. Howard Wing To CHAN. Mr. CHAN was appointed as our independent director in March 2025. Mr. CHAN is a Certified Public Accountant in the United States. Mr. CHAN has extensive experience in corporate finance and transaction advisory in Mainland China and Hong Kong. From 2022 to 2025, Mr. CHAN was a Director of Corporate Finance and Capital Markets Transactions at Jones Lang LaSalle, based in Shanghai, focusing on real estate equity and debt advisory and investment sales for institutional clients in Mainland China. Prior to that, Mr. CHAN worked in various corporate finance, capital markets, and transaction advisory roles at Ernst and Young, Manulife, Cushman & Wakefield, and Briscoe Wong Ferrier in both Hong Kong and Mainland China. Mr. CHAN received his Master of Finance from Tsinghua University in 2013, and his bachelor degree in Business Administration from Albertson College of Idaho in 2006.

Mr. Geoffrey Fai KAM. Mr. KAM was appointed as our independent director in March 2025. Mr. KAM is a solicitor practicing in Hong Kong. Mr. KAM has wide experience in a broad range of litigation matters including commercial litigation, contract disputes, criminal litigation, family laws, and wills and probate matters. Mr. KAM is currently a Consultant at Messrs. Boase Cohen & Collins. Previously Mr. KAM was a Partner at a law firm in Hong Kong. Mr. KAM holds dual degrees in law and commerce from Monash University in Melbourne and a Postgraduate Certificate in Laws from City University of Hong Kong. Mr. KAM also actively serves the community and public bodies in Hong Kong, most recently serving as a member of the Hong Kong SAR government’s Panel of Film Censorship Advisers, and the Law Society of Hong Kong’s Members Benefit Committee.

B.Compensation

Compensation of Directors and Executive Officers

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers.

For the year ended June 30, 2024, we paid an aggregate of approximately US$1.3 million in cash to our directors and executive officers. As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance, or MPF Scheme. Otherwise, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Under applicable laws and regulations, we may immediately terminate the employment agreement and dismiss the contracted employee, such as, the employee provides false personal information when joining our company, the employee commits serious violation of labor disciplines or rules and regulations of our company, and the employee commits serious dereliction of job duties, malpractice or breach our company’s confidence. The employee may also immediately terminate the employment agreement, when we fail to pay remuneration as stipulated as stipulated.

Additionally, we have entered into separate confidentiality & non-compete combined agreements with most of our executive officers. However, where no separate confidentiality & non-compete combined agreement is signed, the employment agreement provides for confidentiality and nondisclosure provisions. Each of our executive officers is subject to keeping trade secrets confidential during the course of their employment and not rendering services to or for our competitors, directly or indirectly, during the course of their employment and three to six months following the termination of their employment.

Share Incentive Plans

2018 Plan and 2019 Plan

On March 31, 2025, our 2018 Plan and 2019 Plan expired upon the fourth year anniversary of the Company’s initial public offering. As a result, the 2018 Plan and 2019 Plan have been terminated.

2020 Plan

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of the date of this annual report, the number of outstanding restricted shares that we granted to our executive officers and directors under the 2020 Plan are as follows:

Ordinary shares underlying
Name	Grant Date	Vesting Schedule	Restricted Shares
Lawrence Wai Lok	April 15, 2025	One-fourth on each anniversary, or one-third on each anniversary	*
Chen Jie	April 15, 2025	One-third on each anniversary	*
Joel Gallo	April 15, 2025	One-third on each anniversary	*

* Less than 1% of our total outstanding ordinary shares

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

Expiration. The plan terminates on the tenth year anniversary of the Company’s initial public offering.

Termination and Amendment of the Plan. Our board of directors has the authority to terminate, amend, suspend or modify the plan in accordance with our articles of association and subject to applicable laws. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the plan.

C.Board Practices

Board of Directors

Our Board of Directors currently consists of five directors, including four independent directors.

A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The Nasdaq Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. However, as a Cayman Islands company listed on the Nasdaq Capital Market, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. We rely on this home country practice exception and from time to time, may not have a majority of independent directors serving on our board of directors.

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

Committees of the Board of Directors

Under Nasdaq Capital Market standards, a listed company must have a compensation committee and a nominating/corporate governance committee composed only of independent directors. Cayman Islands does not require a company to establish such committees. As a foreign private issuer, we intend to follow our home country practice. As of the date of this annual report, our remuneration committee does not consist solely of independent directors, and we have not established a nominating/corporate governance committee.

We have established an audit committee and a remuneration committee under the board of directors and adopted a charter for each of the audit committee and remuneration committee, which are available on our website at https://ir.santechholdings.com/corporate/corporate-governance. The audit committee’s and remuneration committee’s members and functions are described below.

Audit committee

Our audit committee consists of Ms. Chen Jie (Chair), Mr. Joel A. Gallo and Mr. Howard Chan. Ms. Chen Jie, Mr. Joel A. Gallo and Mr. Howard Chan satisfy the “independence” requirements of Rule 5605(a)(2) of the listing rules of the Nasdaq Capital Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Our board of directors has determined that Ms. Chen Jie qualifies as an “audit committee financial expert” within the meaning of paragraph (b) of Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Remuneration Committee

Our remuneration committee consists of Lawrence Wai Lok (Chair), Howard Chan and Geoffrey Kam. Howard Chan and Geoffrey Kam satisfy the “independence” requirements of Rule 5605(a)(2) of the listing rules of the Nasdaq Capital Market and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The compensation committee reviews and approves certain compensation matters relating to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing the compensation for our executive officers and directors and making recommendations to the board with respect to it;
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans;
●	appointing and overseeing any compensation consultants or advisors

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act bona fide in what they consider in good faith to be in our best interests of the company, a duty not to make a profit based on his or her position as director and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.Employees

We had 2,552, 2,905 and 36 employees as of June 30, 2022, 2023 and 2024, respectively. The following table sets forth the number of our employees by function as of June 30, 2024.

Function	Number of employees	% of total
Wealth Management and Asset Management	23	63.9
Management and Administration	13	36.1
Total	36	100.0

As required by Hong Kong regulations, we are required to enroll Hong Kong employees in a Mandatory Provident Fund Scheme, to which the employer and employee must make certain contributions. We are also required to provide our Hong Kong employees with certain minimum benefits and protections, including paid annual leave, paid sick leave, paid maternity leave and compensation payments in certain cases of severance, unfair dismissal or termination after long service. See “Item 4. Information on the Company—A. Business Overview—Regulations—Regulations relating to Labor and Social Welfare of Hong Kong.” We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025:

●	each of our directors and executive officers; and
●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table are a broker- dealer or an affiliate of a broker dealer.

Applicable percentage ownership is based on 168,000,000 ordinary shares outstanding as of March 31, 2025. Unless otherwise indicated, the principal executive address of Mr. Lawrence Wai Lok is Level 15, AIA Central, No.1 Connaught Road Central, Hong Kong.

	Beneficial Ownership (1)
Name of Beneficial Owner	Ordinary Shares	%
Directors and executive officers
Lawrence Wai Lok (2)	112,000,000	66.67
Joel A. Gallo	Nil	Nil
Chen Jie	Nil	Nil
Howard Chan	Nil	Nil
Geoffrey Kam	Nil	Nil
Any additional directors/executive officers
Principal Shareholders
Carmel Holdings Limited	112,000,000	66.67
Grand Lead Group Limited	39,850,000	23.72

Notes:

(1)	For each person and entity included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or entity by the sum of (i) 168,000,000 being the number of ordinary shares issued and outstanding as of this annual report, and (ii) the number of shares such person or entity has the right to acquire within 60 days after the date of this annual report.
(2)	Represents 112,000,000 ordinary shares held by Carmel Holdings Limited. Carmel Holdings Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Mr. Lawrence Wai Lok, the chairman of our board of directors. The registered address of Carmel Holdings Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.

For arrangements involving the issue or grant of options or shares or securities of the Company, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

As of the date of this annual report, we are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our company. Mr. Lawrence Wai Lok has the power to direct the voting of Carmel Holdings Limited over Santech Holdings Limited, and as a result, Mr. Lawrence Wai Lok is able to control and exert significance influence over our company.

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

None.

C.Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.Consolidated Statements and Other Financial Information

We have appended combined financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

There is currently an ongoing class action against the Company in the Supreme Court of New York in the County of New York (docket number: 152554/2024). This is a securities class action lawsuit brought by the plaintiff through a complaint dated March 19, 2024 on behalf of a whole class of investors who purchased the company’s stocks during the class period. The plaintiff complained that the registration statement and prospectus issued in the Company’s initial public offering in 2021 contained misleading or materially false information, and alleged the Company of fraud, as a result of which investors suffered financial losses on their investments. The Company denied all claims and filed a motion to dismiss all claims asserted in the complaints. The Company and the plaintiff have subsequently proposed settlement at US$1 million. This lawsuit is pending the Court’s decision expected to be in August 2025.

Since September 2024, Mr. Han Hongwei, previously the Chairman of the Board, and Madame Wang Dian, previously the Chief Executive Officer and previously a director of the Company have been detained by, and are currently under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities at Hywin Wealth Management. As previously announced, the Company terminated its VIE arrangements with Hywin Wealth Management on June 28, 2024. Hywin Wealth Management is a company incorporated in Mainland China and owned and controlled by Mr. Han, and is not otherwise related to the Company. Santech Holdings Limited is not associated with this matter, nor has the Company received any official notice from any government authority.

Except the proceedings disclosed herein, we are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our results of operations or financial condition.

Dividend Policy

We did not declare or pay any dividend during the year ended June 30, 2024 and do not have any plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

We are an exempted company incorporated in the Cayman Islands. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if, immediately following the date on which the dividend is proposed to be paid, this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our operating subsidiaries. Local regulations may restrict the ability of our local subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.”

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined financial statements included in this annual report.

Item 9.         The Offer and Listing

A.Offering and Listing Details

Our ADSs was listed on the Nasdaq Global Market on March 26, 2021 and have been transferred to Nasdaq Capital Market since December 5, 2024. Our ADSs trade under the symbol “STEC.” Each ADS represents two of our ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs was listed on the Nasdaq Global Market on March 26, 2021 and have been transferred to Nasdaq Capital Market since December 5, 2024 under the symbol “STEC.”

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

Issuance of Shares and Changes to Capital

Subject to the rules of any the Nasdaq Capital Market and any other stock exchange or interdealer quotation system on which our ADSs are listed or quoted, and subject to the provisions in our amended and restated memorandum and articles of association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. We will not issue bearer shares.

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

We may also, subject to the provisions of the Companies Act, our amended and restated memorandum and articles of association, the SEC and the Nasdaq Capital Market: issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our capital.

Dividends

Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of ordinary shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends and authorize payment of the same out of the funds of our Company lawfully available therefore.

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

As a Cayman Islands exempted company, we may but are not obliged by the Companies Act to call annual general meetings. Our amended and restated memorandum and articles of association does not require us to hold an annual general meeting of shareholders either. Also, we may, but are not required to (unless required by the Companies Act), in each year hold any other extraordinary general meeting.

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

A quorum for a general meeting consists of shareholders holding not less than an aggregate of one-third in nominal value of our total issued voting shares entitled to vote upon the business to be transacted.

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

Register of Shareholders

Under Cayman Islands law, we must keep a register of members that includes: the names and addresses of the members, a statement of the shares held by each member which (a) distinguishes each share by its number, so long as the share has a number; (b) confirms the amount paid or agreed to be considered as paid, on the shares of each member; (c) the number and category of shares held by each member; (d) confirming whether each relevant category of shares held by a member carries voting rights under our articles of association and if so, whether such voting rights are conditional, the date on which the name of any person was entered on the register as a member; and the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation for a period of up to 20 years;
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

Our board of directors is empowered to issue from time to time one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, option and other rights of each such class or series so authorized. Such action may adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

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

Mergers and Similar Arrangements. The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” A consolidation involves the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company, and a merger involves the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company. Upon a merger or consolidation becoming effective, the Registrar of Companies in the Cayman Islands shall strike off the register (a) a constituent company that is not the surviving company in a merger; or (b) a constituent company that participates in a consolidation. Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands upon application of the constituent company that has issued the security.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights shall exclude the enforcement by the shareholder of any right to which that person might otherwise be entitled by virtue of that person holding shares save for the right to institute proceedings to obtain relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of creditors that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose; or (b) shareholders representing three-fourths in value of each class of shareholders that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	the act complained of purport to abridge or abolish the individual rights of a member; and those who control the company are perpetrating a “fraud on the minority.”

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

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

●	a duty to act in good faith in what the directors bona fide consider to be the best interests of the company;
●	a duty not to personally profit from opportunities that arise from the office of director;
●	a duty not to put himself in a position where the structures of a company conflict of his or her personal interest on his or her duty to a third party to avoid conflicts of interest; and
●	a duty to exercise powers for the purpose for which such powers were conferred.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders any right to put any proposal before a meeting. However, these rights may be provided in the company’s memorandum and articles of association.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, our Company may by ordinary resolution passed by shareholders appoint any person to be a director or may by ordinary resolution remove any director.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

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

E.Taxation

The following summary of the material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our counsel as to Cayman Islands law.

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

Pursuant to Section 6 of the Tax Concessions Act (as revised) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

●	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
●	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from August 8, 2019.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (“Code”). This discussion is based upon provisions of the Code and Treasury regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities are subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements, partnerships and their partners, controlled foreign corporations, passive foreign investment companies, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock by vote or value, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

WE URGE POTENTIAL PURCHASERS OF OUR ADSs OR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ADSS OR ORDINARY SHARES.

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

We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation if we own, directly or indirectly, at least 25% (by value) of such other corporation’s stock. Based upon our current and expected income and assets and projections as to the market price of our ordinary shares and the ADSs, we do not presently expect to be a PFIC for the current taxable year.

While we do not expect to be or become a PFIC in the current taxable year, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ordinary shares and the ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in financing activities. If we hold a substantial amount of cash, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

Individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs are readily tradable on an established securities market in the United States or if we are eligible for the benefits of certain applicable U.S. treaties, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by us to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). Because our ADSs are listed on the Nasdaq Capital Market and are therefore readily tradable on an established securities market in the United States, we will be a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. The dividend rules are complex. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes certain election such as a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the Nasdaq Capital Market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ADSs, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to- market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that only the ADSs and not the ordinary shares are currently listed on the Nasdaq Capital Market. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of June 30, 2024, most of our cash and cash equivalents and restricted cash was held by major financial institutions located in Hong Kong. We believe that these financial institutions located in Hong Kong are of high credit quality. For accounts receivable, short-term loan receivables, and deposit to suppliers, we extend credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, we have dedicated staff responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable and deposit to suppliers is significantly reduced.

Customer Concentration Risk

For the year ended June 30, 2024, three customers accounted for 57%, 21% and 8% of our total revenues. For the year ended June 30, 2023, three customers accounted for 42%, 40% and 1% of our total revenues. For the year ended June 30, 2022, three customers accounted for 67%, 3% and 3% of our total revenues. No other customer accounted for more than 10% of our revenue for the years ended June 30, 2022, 2023 and 2024, respectively.

Liquidity Risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage, or raise additional capital via equity offerings.

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

Foreign Currency Risk

Substantially all of our operating activities and our assets and liabilities are denominated in either Hong Kong dollars or U.S. dollars. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. There is no assurance that Hong Kong’s currency pegging policy will not be changed in the future. If the pegging system changes or if Hong Kong dollars suffer devaluation, our business, financial condition and results of operations could be materially and adversely affected.

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

For the period from the effective date of the registration statement to June 30, 2024, the total expenses incurred for our company’s account in connection with our initial public offering was US$2.0 million, which included US$1.7 million in underwriting discounts and commissions for the initial public offering and US$0.3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 25, 2021, the date that the registration statement was declared effective by the SEC, to June 30, 2024, we have used net proceeds from our initial public offering to grow our asset management service business and wealth management service business in China in the amount of US$19.6 million approximately. We have been placing the rest of our net proceeds into short-term interest-bearing deposits with licensed banks. Based on our ongoing reevaluation of the changing business environment, we may deploy portions of the net proceeds for additional purposes, such as developing or acquiring consumer technology, consumer healthcare and enterprise technology businesses.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and principle financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2024. As defined in Rule 13a-15(e) of the Exchange Act, the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and principle financial officer as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our chief executive officer and principle financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of June 30, 2024.

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

Because of such inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Internal Control over Financial Reporting

In the course of preparing our combined financial statements, we identified the following material weaknesses, which were first identified before we became a public company in March 2021, and had been in place for the years ended June 30, 2023 and 2024. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to (i) our lack of sufficient resources with U.S. GAAP and SEC reporting experience in the accounting department to provide accurate information in a timely manner; (ii) our lack of key monitoring mechanisms such as internal control department to oversee and monitor our risk management, business strategies and financial reporting procedures, also we have not adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the combined financial statements; (iii) our lack of revenue progress monitoring mechanisms, such as no established transaction progress synchronization mechanism between the business side and the finance side, leading to the inability to track the timing of insurance policy effectiveness or service fulfillment, and potential misrecognition of commission income based on the collection of service fee rather than at risk transfer point; (iv) our lack of control in contract management, such as failure to systematically archive insurance brokerage or distribution agreements, which may affect our revenue recognition accuracy; and (v) our lack of automated interface to obtain the fair value of the underlying fund’s or mandate’s net assets, which may cause miscalculation risks to our revenue accuracy, and (vi) our lack of documented approval process exists for revenue transactions requiring collaboration between business, legal, and finance teams, to ensure revenue is recorded only when supporting documents are complete and (vii) our lack of a centralized referring expense policy with predefined calculation formulas and hierarchical review (e.g., supervisor approval) for variable compensation calculations and (viii) our lack of disposal approval records (such as board resolution, asset retirement forms) were provided to verify the existence of fixed assets and (ix) our lack of policies for critical transactions (revenue, commissions, bonuses) are either nonexistent or not formally communicated.

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

To remediate the material weakness identified in internal control over our financial reporting, we have: (a) hired an experienced personnel in accounting department with adequate experience with financial reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Principal Financial Officer; (c) continued our efforts to enhance the effectiveness of our internal control over financial reporting by increasing technology adoption, reducing reliance on paper records or single personnel, and migrating our internal processes to cloud-based software systems that are suitable for U.S. reporting companies, which we believe will enhance areas such as contract management, document retention, transaction approvals, and automation in financial reporting. The implementation of these measures may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot conclude that they have been fully remedied.

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

Item 16B.          Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. Certain provisions of our code of business conduct and ethics apply specifically to our chief executive officer, chief financial officer, other chief officers, senior financial officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://ir.santechholdings.com/corporate/corporate-governance. The information contained on our website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C.          Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our principal external auditors for the fiscal year ended June 30 2024, and Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), our principal external auditors for the first half of the fiscal year ended June 30, 2024 and the fiscal years ended June 30, 2023 and 2022.

	For the years ended June 30,
	2022	2023	2024
	US$
Audit fees (1)	761,182	618,000	555,000
Audit-related fees (2)	Nil	Nil	Nil
Tax fees (3)	Nil	Nil	Nil
All other fees (4)	Nil	Nil	Nil
(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed or furnished with the SEC including interim earnings releases.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees.”
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax compliance, tax advice and tax planning services.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible services to review and comment on internal control design over financial reporting and other advisory services.

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

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.          Change in Registrant’s Certifying Accountant

On January 22, 2025, our audit committee and board of directors approved the engagement of Audit Alliance LLP (“Audit Alliance”) and the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm for the fiscal year ended June 30, 2024 for U.S. financial reporting purposes, effective from November 15, 2024. Our decision to change auditor was due to significant changes in our business focuses, including the discontinuation of our historical businesses in the PRC, and significant reduction in scale as previously disclosed, and not as a result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

The audit reports of Marcum Asia on the financial statements of the Company as of and for the years ended June 30, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended June 30, 2022 and 2023 and in the subsequent interim period through Marcum Asia’s dismissal on November 15, 2024, there have been no disagreements (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of such disagreements in its reports on the financial statements for such years.

During the financial years ended June 30, 2022 and 2023 and up to the date of Marcum Asia’s dismissal on November 15, 2024, there were no reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F) except as described below:

1.

As disclosed in the Company’s previous 20-F filings, there were material weaknesses that have been identified relating to (i) our lack of sufficient resources with U.S. GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner; (ii) our lack of key monitoring mechanisms such as internal audit department to oversee and monitor our risk management, business strategies and financial reporting procedures, and also our lack of adequately designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements.

2.

Marcum Asia also noted that on September 17, 2024, the Company announced that its then Chairman of the Board, Han Hongwei, and its then Chief Executive Officer, Madame Wang Dian, had been detained by and were under investigation by Chinese authorities. The Company was unable to provide Marcum Asia with further information on the situation regarding the Company’s then Chairman of the Board or then Chief Executive Officer before Marcum Asia’s dismissal. As such, Marcum Asia was unable to assess whether this matter would require them to significantly expand the scope of its audit or whether it may continue to rely on the previous management’s representations or be associated with the Company’s financial statements.

We provided a copy of the foregoing disclosure to Marcum Asia and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter from Marcum Asia is filed as Exhibit 15.4 to this annual report on Form 20-F.

During the Company’s most recent two fiscal years and in the subsequent interim period through November 15, 2024, neither the Company nor anyone on its behalf has consulted with Audit Alliance on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Item 16G.          Corporate Governance

As a Cayman Islands company with ADSs listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain provisions applicable to U.S. domestic public companies. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the Nasdaq listing standards. Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●	Composition of Board. Nasdaq Rule 5605(b)(1) requires a Nasdaq listed company to have a majority of the board be independent. In this regard, we have elected to adopt the practices of our home country, the Cayman Islands, which practices do not require a majority independent board.
●	Under Nasdaq Capital Market standards, a listed company must have an audit committee of at least 3 members of the Board and be comprised only of independent directors. The Cayman Islands does not require a publicly traded company to establish such committee. We have established an audit committee, consisting of three independent directors, Ms. Chen Jie, Mr. Joel A. Gallo and Mr. Howard Chan.
●	Under Nasdaq Capital Market standards, a listed company must have a compensation committee composed only of independent directors. The Cayman Islands does not require a publicly traded company to establish such committee. As a foreign private issuer, we intend to follow our home country practice and will not establish a compensation committee composed only of independent directors. We have established a remuneration committee, consisting of our Chairman, Mr. Lawrence Wai Lok, and two independent directors, Mr. Howard Chan and Mr. Geoffrey Kam.
●	Under Nasdaq Capital Market standards, a listed company must have a a nominating/corporate governance committee composed only of independent directors. The Cayman Islands does not require a publicly traded company to establish such committees. As a foreign private issuer, we intend to follow our home country practice and will not establish a nominating/corporate governance committee.

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

Item 16I.          Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

As of the date of this annual report, to our best knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of Santech Holdings Limited, (ii) the governmental entities in China do not have a controlling financial interest in Santech Holdings Limited, (iii) none of the members of the board of directors of Santech Holdings Limited is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association of Santech Holdings Limited contains any charter of the Chinese Communist Party.

For information supporting our assertion that governmental entities in China do not have a controlling financial interest in our company, please see the Supplemental Submission Pursuant to Item 16I(a) of Form 20-F filed as Exhibit 15.5 to this annual report.

Item 16J.          Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as an exhibit to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an important part of our overall risk management efforts. Our historical services in wealth management and asset management involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information, through a variety of electronic and non-electronic means. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. Even though we have exited our historical services in wealth management and asset management and have been phasing out the remaining business in this regard, we still have obligations to protect our historical clients’ privacy and confidential information. We will also continue to focus on developing our cybersecurity risk management policies and procedures as we shifted our business focus to exploring various opportunities in consumer technology, consumer healthcare and enterprise technology.

Our board of directors is responsible for overseeing our overall compliance and risk management framework, including cybersecurity risk management. We have also established an internal compliance system to supervise regulation compliance, including compliance with cybersecurity laws and regulations.

We are not faced with any risks from cybersecurity threat that have materially affected or are reasonably likely to materially affect us, including our business, results of operations, or financial condition. However, despite the cybersecurity risk management procedures and measures that we have implemented, we still face risks of security breaches and attacks against our systems and network which may adversely affect our operation and reputation. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.”

PART III

Item 17.         Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.         Financial Statements

The audited combined financial statements of us and our subsidiaries are included at the end of this annual report.

Item 19.         Exhibits

Exhibit	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.1

Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.2

Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.3

Form of Deposit Agreement, among Santech Holdings Limited, the depositary and holders and beneficial owners of the ADSs ( incorporated by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.4*	Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1*	Form of Restricted Share Award Agreement for 2020 Share Incentive Plan
4.2

2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

4.3

Form of Employment Agreement between Santech Global Hong Kong Limited and LOK Wai (incorporated by reference to Exhibit 4.5 to the annual and transition report on Form 20-F (File No. 001-40238), filed with the Securities and Exchange Commission on October 12, 2021)

8.1*	List of Significant Subsidiaries
11.1

Insider Trading Policy (incorporated herein by reference to Exhibit 11.1 to the annual report for the fiscal year ended June 30, 2023 on Form 20-F (File No. 001-40238), field with the SEC on October 18, 2023)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance, an independent registered public accounting firm
15.2*	Consent of AnJie Broad Law Firm
15.3*	Consent of Appleby
15.4*	Letter from Marcum Asia

15.5*	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed with this Annual Report on Form 20-F.

**Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 13, 2025	Santech Holdings Limited

	By:	/s/ Lawrence Wai LOK
	Name:	Lawrence Wai LOK
	Title:	Chairman and CEO

SANTECH HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Santech Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Santech Holdings Ltd. and its subsidiaries (the “Company”) as of June 30, 2023 and 2024, the related combined statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2022, 2023 and 2024, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2024, and the results of its operations and its cash flows for each of the years ended June 30, 2022, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the loss of control described in note 17, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.

Material Uncertainty Related to Going Concern

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the combined financial statements, the Company incurred net loss of US$0.74 million in the year ended June 30, 2024 from operations and accumulated deficit of US$30.7 million as of June 30, 2024 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the combined financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Completeness of revenue recognition

As described in Note 2(l) to the combined financial statements, management applies FASB Topic 606, Revenue from Contracts with Customers (“ASC 606”) to recognize revenue. Management recognizes revenue upon the collection of introduction fees from insurance brokers, insurance companies or commercial banks by referring clients to insurance brokers, insurance companies or banks to purchase insurance products offered by insurance companies and wealth management products offered by banks. Managements recognize revenue upon the collection of introduction fees through bank statement or other payment mode by only referral potential customers without further requirement of satisfaction of performance obligation.

The principal considerations for our determination that performing procedures over the full completion of revenue recognition is a critical audit matter. For wealth management fee and asset management fee, this in turn led to significant effort in performing our audit procedures which were designed to evaluate whether the matched collection of introduction fee, the timing of revenue recognition and the subsequent collections of our customers were appropriately identified and accounted for by management under ASC 606.

Accuracy of revenue recognition in relating to transaction price

As described in Note 2(l)to the combined financial statements, for wealth management service, management has minimal monitoring measures and control throughout all stages of referring process and has no access right to obtain the detailed information of matched subscription agreements or related documents. For asset management fee, management has minimized control of service provider process, and has no access to respective fund contract (mandate agreement) and mandate particular portfolio management report, to ensure the transaction price which is either as a percentage of the total investments made by the investors or as a percentage of the fair value of the fund’s or mandate’s net assets.

The principal considerations for our determination that performing procedures over the transaction price accuracy is a critical audit matter. This in turn led to significant effort in performing our audit procedures which were designed to evaluate whether the contractual terms, examining the particular transaction price and commission rate were appropriately identified and accounted for by management under ASC606.

Our audit procedures included, among others, understanding of controls relating to management’s revenue recognition process, confirming revenue collections with a sample of the customers, and detail testing to the balance sheet date.

How the Critical Audit Matter Was Addressed in the Audit

Our audit of revenue recognition included, but was not limited to, the following procedures:

●	Understanding of internal controls relating to management assessment of the revenue recognition
●	Informed and discussed with Audit Committee;
●	Interviewed with personnel involved in the financial reporting process;
●	Interviewed with lawyer to assess financial and legal implication related to the financial statements;
●	Reviewed minutes of the board of directors meetings;

●	Reviewed journal entries and other adjustments for evidence of possible material misstatement
●	Examined original transaction related documents;
●	Reviewed the bank statements

We have served as the Company’s auditor since 2024.

/s/ Audit Alliance LLP

Singapore

May 13, 2025

SANTECH HOLDINGS LTD.

COMBINED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of June 30,
	2023	2024
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	12,620	15,184
Deposits, prepayments and other current assets	324	320
Total current assets	12,944	15,504

Property and equipment, net	3	3
Intangible assets, net	2,209	—
Right-of-use asset	2,198	1,235
Total non-current assets	4,410	1,238

Total Assets	17,354	16,742

Liabilities and Shareholders’ equity
Current liabilities:
Commission payable	915	859
Income tax payable	55	91
Due to related parties	10,109	11,488
Other payables and accrued liabilities	415	433
Lease liability	1,024	1,059
Total current liabilities	12,518	13,930

Deferred tax liabilities	324	—
Lease liability	1,309	250
Total non-current liabilities	1,633	250

Total Liabilities	14,151	14,180

Shareholders’ Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000* shares (28,000,000 ADS) as of June 30, 2023 and 2024, respectively)	6	6
Additional paid-in capital	33,154	33,256
Accumulated deficit	(29,957)	(30,700)
Total shareholders’ equity	3,203	2,562

Total Liabilities and shareholders’ equity	17,354	16,742

* The shares are presented on a retroactive basis to reflect the nominal share issuance (Note 10).

The accompany notes are an integral part of these combined financial statements.

SANTECH HOLDINGS LTD.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2022	2023	2024
	(US$)	(US$)	(US$)

Net revenues
Wealth management	6,790	15,632	24,104
Asset management	2,197	2,952	3,919
Total net revenues	8,987	18,584	28,023

Operating cost and expenses
Compensation and benefits	4,173	6,486	17,259
Share-based compensation expense	1,137	753	102
Sales and marketing expenses	2,398	2,653	3,490
General and administrative expenses	6,761	7,021	5,520
Asset impairment loss	—	5,305	2,158
Total operating cost and expenses	14,469	22,218	28,529

Loss from operations	(5,482)	(3,634)	(506)
Other income/(expenses)
Interest income/(expense)	105	141	(61)
Other (expense)/ income, net	(890)	24	54
Total other (expense)/income, net	(785)	165	(7)

Loss before income tax expense	(6,267)	(3,469)	(513)
Income tax expense	(5)	—	(230)
Net loss and comprehensive loss	(6,272)	(3,469)	(743)

Loss per share
Loss per
Ordinary share - Basic	(0.11)	(0.06)	(0.01)
Ordinary share - diluted	(0.11)	(0.06)	(0.01)
ADS - Basic	(0.22)	(0.12)	(0.03)
ADS - Diluted	(0.22)	(0.12)	(0.03)

Weighted average number outstanding:
Ordinary share - Basic	56,000,000	56,000,000	56,000,000
Ordinary share - Diluted	56,000,000	56,000,000	56,000,000
ADS - Basic	28,000,000	28,000,000	28,000,000
ADS - Diluted	28,000,000	28,000,000	28,000,000

The accompany notes are an integral part of these combined financial statements.

SANTECH HOLDINGS LTD.

COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, except for share and per share data, or otherwise stated)

					(Accumulated	Accumulated
	Ordinary shares		Additional		deficit)/	other	Total
	Number of		paid-in	Statutory	Retained	comprehensive	Shareholders’
	ordinary shares *	Amount	capital	reserves	earnings	income	equity
		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Balance as of June 30, 2021	56,000,000	6	77,870	12,068	20,990	663	111,597
Loss of control	—	—	(46,606)	(12,068)	(41,206)	(663)	(100,543)
Adjusted balance as of June 30, 2021	56,000,000	6	31,264	—	(20,216)	—	11,054
Net income for the year	—	—	—	—	(6,272)	—	(6,272)
Share-based compensation recognized in equity	—	—	1,137	—	—	—	1,137
Balance as of June 30, 2022	56,000,000	6	32,401	—	(26,488)	—	5,919
Net income for the year	—	—	—	—	(3,469)	—	(3,469)
Share-based compensation recognized in equity	—	—	753	—	—	—	753
Balance as of June 30, 2023	56,000,000	6	33,154	—	(29,957)	—	3,203
Net income for the year	—	—	—	—	(743)	—	(743)
Share-based compensation recognized in equity	—	—	102	—	—	—	102
Balance as of June 30, 2024	56,000,000	6	33,256	—	(30,700)	—	2,562

* The shares are presented on a retroactive basis to reflect the nominal share issuance (Note 10).

The accompany notes are an integral part of these combined financial statements.

SANTECH HOLDINGS LTD.

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended June 30,
	2022	2023	2024
	(US$)	(US$)	(US$)

Cash flows from operating activities
Net loss	(6,272)	(3,469)	(743)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	1,711	1,176	1,014
Expected credit loss	5	6	49
Share-based compensation expenses	1,137	753	102
Asset impairment loss	—	—	2,158
Changes in deferred taxes	—	—	(324)
Changes in operating assets and liabilities
Deposits, prepayments and other current assets	15	125	(45)
Due from related parties	10,686	1,386	—
Commission payable	(6,068)	489	(56)
Income tax payable	5	—	36
Lease liability	(1,590)	(955)	(1,024)
Other payables and accrued liabilities	264	(173)	18
Due to related parties	—	10,109	1,379
Net cash (used in)/ provided by operating activities	(107)	9,447	2,564

Cash flows from investing activity
Payment for intangible assets	—	(256)	—
Net cash used in investing activity	—	(256)	—

Net (decrease)/increase in cash, cash equivalents	(107)	9,191	2,564

Cash and cash equivalents at beginning of the year	3,536	3,429	12,620
Cash and cash equivalents at end of the year	3,429	12,620	15,184

Supplemental disclosure of cash flow information:

Income taxes paid	—	3	192

Supplemental disclosure of non-cash flow information:

Right-of-use assets obtained in exchange for operating lease obligations	—	2,916	—

The accompany notes are an integral part of these combined financial statements.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

1.	Organization

Santech Holdings Ltd. (“Santech”, the “Company”) was incorporated in the Cayman Islands on July 19, 2019. The Company, through its subsidiaries in Hong Kong, primarily engaged in providing wealth management service and asset management service in Hong Kong through its Hong Kong subsidiaries during the reporting period.

In preparing the combined financial statements as of and for fiscal year ended June 30, 2024, management determines that it has lost all control of its subsidiaries, variable interest entities (“VIEs”), assets and operations in China. On June 28, 2024, Santech terminated its contractual arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously its primary corporate vehicle to provide wealth management services in China. Since September 2024, Mr. Han Hongwei, previously Chairman of the Board, and Madame Wang Dian, previously Chief Executive Officer and a director of the Company, have been detained by and are under investigation by certain branch office of Shanghai Municipal Public Security Bureau. As of the date of this report, they have not been charged and no further updates have been provided to the Company. As such, they have been unable to fulfill their obligations to the Company under the VIE agreements, and the Company is unable to enforce its rights against them under the VIE agreements, and their assets in the PRC have been frozen since then. In addition, despite that the contractual arrangements with the remaining VIEs have not yet been terminated, Santech has not been able to exercise control over any of its PRC subsidiaries or VIEs given that all of the Company’s subsidiaries and VIEs in the PRC were owned or controlled by Han Hongwei and as a result are seized in the PRC. Accordingly, Santech deems to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. Santech’s combined financial statements for the year ended June 30, 2024 are prepared excluding such PRC subsidiaries and VIEs. For the years ended June 30, 2022 and 2023, Santech’s combined financial statements are recast to exclude PRC subsidiaries and VIEs as well for the purpose of comparison.

On March 26, 2021, the Company completed its initial public offering (“IPO”) of 3,000,000 ADSs at US$10.00 per ADS on NASDAQ. Each ADS represents two ordinary shares of the Company.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

As of June 30, 2024, detailed information of the Company’s major subsidiaries is summarized as follows:

	Date of	Percentage of	Place of
Name of the entity	incorporation	ownership	incorporation	Principle business activities

Subsidiaries
Santech Holdings Limited	July 19, 2019	—	Cayman Islands	Investment holding

Santech Global BVI Limited	July 26, 2019	100%	BVI	Investment holding

Santech Global International Limited	August 20, 2019	100%	Hong Kong	Investment holding

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Investment holding and provision of client services

Haiyin Insurance (Hong Kong) Co., Limited *	August 24, 2016	100%	Hong Kong	Investment holding

Hywin International Insurance Broker Limited *	March 23, 2006	100%	Hong Kong	Provision of insurance brokerage services

Haiyin International Asset Management Limited *	September 15, 2016	100%	Hong Kong	Investment holding

Hywin Asset Management (Hong Kong) Limited *	January 9, 2013	100%	Hong Kong	Provision of wealth management and asset management services

* disposal after June 30, 2024

2.	Summary of Significant Accounting Policies

a)Basis of presentation

The Company’s combined financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b)Principles of combination

The Company’s combined financial statements include the accounts of the Company and its subsidiaries, of which the Company is the primary beneficiary, from the dates they were acquired or incorporated. All inter-company transactions and balances have been eliminated upon combination.

c)Liquidity and going concern

The Company incurred a net loss of US$0.74 million in the year ended June 30, 2024 and the accumulated deficit was US$30.7 million as of June 30, 2024. These factors raise substantial doubts about the Company’s ability to continue as a going concern.

Despite the Company’s effort to obtain additional funding and reduce operating costs, there is no assurance that the Company’s plans and actions will be successful. In addition, there can be no assurance that in the event additional sources of funds are needed they will be available on acceptable terms, if at all. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

d)Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these combined financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Company’s combined financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful assets, expected credit loss, impairment losses for long-lived assets, impairment of indefinite-lived intangibles. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

e)Foreign currency translation and transactions

The Company’s reporting currency is US dollars (“US$”) and the functional currency of the Company and its subsidiaries is the US$ and Hong Kong dollars (“HK$”). For those subsidiaries which have the functional currency other than US$, the financial statements are translated from their respective functional currencies into US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. For the years ended June 30, 2022, 2023 and 2024, there are no translation differences from the subsidiaries’ functional currency to the reporting currency as it pegged to the reporting currency (US$1: HK$7.8).

f)Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. For the years ended June 30, 2022, 2023 and 2024, the Company recognized an impairment loss of nil, US$5,305 and nil on cash deposits held at Pingan Bank and Ningbo Bank, due to the lost de facto control of its PRC bank accounts. As of June 30, 2023 and 2024, the Company accrued the full amount provision of the bank balance.

g)Expected credit loss

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.  In establishing an allowance for credit losses, the Company uses reasonable and supportable information, which is based on historical collection experience, the financial condition of its assumptions for the future movement of different economic drivers and how these drivers will affect each other. The Company writes off potentially uncollectible receivable against the allowance for credit losses if it is determined that the amounts will not be collected or if a settlement with respect to a disputed receivable is reached for an amount that is less than the carrying value.

We recognized allowance of credit losses of US$5, US$6 and US$49 for other current assets for the years ended June 30, 2022, 2023 and 2024, respectively.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

h)Intangible assets, net

The Company’s intangible assets primarily consisted of software purchased from third-party suppliers and license. Hong Kong Securities and Futures Commission financial licenses (“HKSFC financial licenses”), Membership of Hong Kong Professional Insurance Brokerage Association (“HK insurance brokerage license”) and others obtained through various business combination transactions. Estimated useful lives of intangible assets are as following:

Software	3-5 years
License	indefinite life

Software is initially recorded at historic acquisition cost and amortized on a straight-line basis over the estimated useful lives of 3 to 5 years.

HKSFC financial licenses and HK insurance brokerage license acquired through the acquisition of Hywin Asset Management (Hong Kong) Limited and Hywin International Insurance Broker Limited, respectively, were initially recorded at cost, as the assets acquired and liabilities assumed in the respective transactions did not constitute a business, and the transactions were accounted for as asset acquisitions.

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

i)Leases

The right-of-use assets and related lease liability are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liability. The cost of right-of-use assets includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2022, 2023 and 2024.

Lease liability

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Company is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Company assessment of option purchases, contract extensions or termination options.

The Company elected not to recognize short-term leases with an initial lease term of twelve months or less.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

j)Fair value of financial instruments

The Company’s financial instruments primarily consist of cash and cash equivalents and deposit to suppliers. The carrying values of these financial instrument approximate fair values due to their short maturities.

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

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

k)Impairment of Long-lived assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the years ended June 30, 2022, 2023 and 2024, the Company recognized impairment of long-lived assets of nil, nil and US$192 respectively.

An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Based on the qualitative assessment, if it is more likely than not that the fair value of an indefinite-lived intangible asset is less than the carrying value, a quantitative test to measure the amount of impairment must be performed. The quantitative impairment test compares the fair value of the asset with the carrying amount. If the carrying amount exceeds the fair value, then an impairment loss equal to that excess is recorded. For the years ended June 30, 2022, 2023 and 2024, the Company recognized impairment of indefinite-lived intangible assets of nil, nil and US$1,966 respectively.

l)Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Wealth management service

It mainly represents revenues generated from providing insurance brokerage service which represents one-time referral fee the Company earns by serving as a broker to insurance agency companies through facilitating the sales of various insurance products offered by the insurance companies.

The Company provides insurance brokerage services by only referring clients to insurance brokers or insurance companies to purchase insurance products offered by insurance companies and receives introductions fees from insurance brokers or insurance companies regardless of the effectiveness of insurance products commencement. The Company did not have further performance obligation after referring clients to insurance brokers or insurance companies to purchase insurance products offered by insurance companies. The Company enters into referral agreements with insurance brokers or insurance companies to specify key terms and conditions of each arrangement. The Company has minimal monitoring measures to control throughout all stages of referring process and has no right to obtain detailed information about matched agreements or related documents. These referral fees are normally calculated as a percentage of first year premium depending on the type of insurance product.

Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time when referral service is completed and the receipts of referral fee. Accordingly, the Company does not accrue any insurance brokerage service prior to the receipt of the related insurance products referral fee.

Asset management service

Revenues generated from providing asset management service represents management fees and performance-based income the Company earns by serving as an investment manager.

Management fees

Management fees generated from the Company’s asset management services are earned from providing investment management service throughout the duration of various investment funds.

Revenues of asset management fees are recognized point in time when management fees are collected which is calculated in accordance with the respective fund contract or mandate agreement, either as a percentage of the total investments made by the investors or as a percentage of the fair value of the fund’s or mandate’s net assets on a monthly basis. The management fees do not include any rights of return, credits or discounts, rebates, price protection or other similar privileges, once determined.

Performance-based income

In a typical asset management arrangement in which the Company serves as a fund manager, beside management fee, the Company is also entitled to a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold calculated on a monthly basis. The performance-based fees earned by the Company are a form of variable consideration in the Company’s asset management contracts with customers.

Such revenues of performance-based income from providing asset management services are recognized at a point in time when the performance of the fund can be determined and the Company receive above mentioned service fee.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The following tables present the Company’s revenues disaggregated by service line and timing of revenue recognition:

	Year Ended June 30, 2022
	Wealth	Asset	Total Net
	Management	Management	Revenues
	US$	US$	US$

Revenues recognized at a point in time	6,790	2,197	8,987
Total	6,790	2,197	8,987

	Year Ended June 30, 2023
	Wealth	Asset	Total Net
	Management	Management	Revenues
	US$	US$	US$

Revenues recognized at a point in time	15,632	2,952	18,584
Total	15,632	2,952	18,584

	Year Ended June 30, 2024
	Wealth	Asset	Total Net
	Management	Management	Revenues
	US$	US$	US$

Revenues recognized at a point in time	24,104	3,919	28,023
Total	24,104	3,919	28,023

m)Compensation and benefit

Compensation and benefits primarily include base salary, sales commission and other compensation and benefits of the Company’s relationship managers, who directly contribute to the Company’s revenues generation activities, such as distribution of insurance products under wealth management and provision of investment management services under asset management.

Unpaid commissions were separately presented as commission payable and commission payable-long term on the Company’s combined balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

n)Related party

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

o)Income taxes

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of loss and comprehensive loss in the period that includes the enactment date.

p)Uncertain tax positions

The Company uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Company’s Hong Kong subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.10 (Revised) (“DIPN10”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. For the years ended June 30, 2022, 2023 and 2024, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of June 30, 2023 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. For the years ended June 30, 2022, 2023 and 2024, the Company does not have any entity that is under tax examination.

q)Share-based compensation

The Company’s share-based payment transactions with employees are measured based on the grant-date fair value of the instruments, with recognition of either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award on straight line basis, which is generally the vesting period. Refer to Note 15 for details.

r)Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of chief executive officer of the Company’s management team. Strategic decisions are made based on the combined results of the Company as a whole, which the CODM reviews when evaluating overall performance and resource allocation Consequently, as of June 30, 2022, 2023 and 2024, the Company operated one segment with two revenue categories.

s)Earnings per share

Basic earnings per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary shares issuable upon the exercise of option are included in the computation of diluted earnings per share on an “if-converted” basis when the impact is dilutive.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

t)Commitments and contingencies

The Company accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

u)Comparative information

Certain items in prior years combined financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

v)Recent issued or adopted accounting standards

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income taxes (Topic 740), Improvements to Income Tax Disclosures”, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. We are currently evaluating the impact the adoption of ASU 2023-09 will have on its combined financial statements and related disclosures.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this Update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.

3.	Deposits, Prepayments and Other Current Assets

	As of June 30,
	2023	2024
	US$	US$

Deposits, Prepayments and Other Current Assets	324	320

4.	Property and Equipment, net

	As of June 30,
	2023	2024
	US$	US$

Electronic equipment, cost	2,763	66
Less: accumulated depreciation	(2,760)	(63)
Electronic equipment, net	3	3

Depreciation expenses for the years ended June 30, 2022, 2023 and 2024 were approximately US$207, US$94 and nil, respectively.

For the years ended June 30, 2022, 2023 and 2024, no impairment loss was recognized for the Company’s property and equipment.

5.	Intangible Assets, Net

	As of June 30,
	2023	2024
	US$	US$

Computer software	326	326
Licenses	1,966	1,966
Intangible assets, cost	2,292	2,292
Less: accumulated amortization	(83)	(134)
accumulated impairment	—	(2,158)
Intangible assets, net	2,209	—

Amortization expenses for the years ended June 30, 2022, 2023 and 2024 were approximately US$3, US$13and US$51, respectively.

For the years ended June 30, 2022, 2023 and 2024, impairment loss of nil, nil and US$2,158 was recognized for the Company’s intangible assets.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

6.	Leases

Operating leases as lessee

The Company entered into operating lease agreements primarily for offices. As of June 30, 2024, the Company’s operating leases had a weighted average remaining lease term of 1.17 years. As of the same date, the Company’s operating leases had a weighted average discount rate of 3.50%.

The following tables show right-of-use asset and lease liability, and the associated financial statement line items:

	As of June 30,
	2023	2024
	US$	US$
Assets
Right-of-use asset, net	2,198	1,235

Liability
Lease liability, current	1,024	1,059
Lease liability, non-current	1,309	250

The components of lease expenses are as follows:

For the year ended
June 30, 2024
US$
Operating lease expense
Amortization of right-of-use assets	963
Interest of lease liability	61
Total	1,024

Maturities of lease liability were as follows:

2024
US$
Twelve months ending June 30,
2024	—
2025	1,085
2026	250
Total lease payments	1,335
Less: imputed interest	26
Total	1,309

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

7.	Other payables and accrued liabilities

	As of June 30,
	2023	2024
	US$	US$

Accrued payroll	385	413
Other current liabilities	30	20
Total other payables and accrued liabilities	415	433

8.	Related party balance

The following table shows the balance of related party:

	As of June 30,
	2023	2024
	US$	US$

Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.*	10,109	11,488
Total due to related party	10,109	11,488

* The Company’s previously combined subsidiary in the PRC recorded as intercompany balances.

9.	Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to respective shareholders, no BVI withholding tax will be imposed.

Hong Kong

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

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

For each year ended June 30, 2022, 2023 and 2024, the Company’s income before tax consisted of:

	Years Ended June 30,
	2022	2023	2024
	US$	US$	US$

HK	(6,267)	(3,469)	(513)

For each year ended June 30, 2022, 2023 and 2024, the Company’s income tax benefit consisted of:

	Years Ended June 30,
	2022	2023	2024
	US$	US$	US$

Current	5	—	230

A reconciliation of the income tax expense determined at the HK statutory income tax rate to the Company’s actual income tax expense is as follows:

	Years Ended June 30,
	2022	2023	2024
	US$	US$	US$

Income before income tax expense	(6,267)	(3,469)	(513)
HK statutory income tax rate	16.5%	16.5%	16.5%
Income tax at HK statutory income tax rate	—	—	—
Tax effect of income not taxable for tax purpose	5	—	213
Expenses not deductible	—	—	17
Income tax expense	5	—	230

The Company’s deferred tax liabilities were recorded as a result of recognition of the identifiable intangible assets acquired from various acquisition transactions. As of June 30, 2023 and 2024, the Company’s deferred tax liabilities are US$324 and nil, respectively.

Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in Hong Kong are US$848 and US$5,545 as of June 30, 2023 and 2024, respectively. The NOLs of the Company’s subsidiaries in Hong Kong can be carried forward indefinitely. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax laws. As of June 30, 2023 and 2024, the Company’s recorded nil and nil deferred tax assets related to the NOLs.

10.	Equity

Ordinary shares

As of June 30, 2020, 50,000,000 ordinary shares were issued at par value, equivalent to share capital of US$5. On March 26, 2021, the Company completed its IPO of 3,000,000 ADSs at US$10.00 per ADS on NASDAQ. Each ADS represents two ordinary shares of the Company. As of June 30, 2023 and 2024, 56,000,000 ordinary shares were issued at par value, equivalent to share capital of US$6, which number of shares was same as that outstanding as of the issuance date of the financial statements.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

11.	Earnings Per Share

Basic and diluted earnings per share are calculated as follows:

	Years Ended June 30,
	2022	2023	2024
	US$	US$	US$
Numerator:
Net loss attributable to shareholders of Santech Holdings Ltd.	(6,272)	(3,469)	(743)
Denominator:
Denominator for basic loss per share:
Weighted average number of ordinary shares outstanding	56,000,000	56,000,000	56,000,000
Weighted average number of ADS outstanding	28,000,000	28,000,000	28,000,000
Dilutive effect of outstanding share options	—	—	—
Denominator for diluted loss per share	56,000,000	56,000,000	56,000,000
Denominator for diluted loss per ADS	28,000,000	28,000,000	28,000,000
Basic loss per share	(0.11)	(0.06)	(0.01)
Diluted loss per share	(0.11)	(0.06)	(0.01)
Basic loss per ADS	(0.22)	(0.12)	(0.03)
Diluted loss per ADS	(0.22)	(0.12)	(0.03)

12.	Financial information of Parent Company

The Company was incorporated on July 19, 2019 and became parent company of the Company upon the completion of the Reorganization on September 29, 2019. The following disclosures presented the financial positions of the Parent Company as of June 30, 2023 and 2024, and results of its operations and its cash flows for the years ended June 30, 2022, 2023 and 2024, as if the current corporate structure has been in existence throughout the periods presented.

The condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s combined financial statements.

The Parent Company and its subsidiaries were included in the combined financial statements whereby the inter-company balances and transactions were eliminated upon combination.

The Company is a Cayman Islands company, therefore, not subjected to income taxes for all years presented.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the combined financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

Balance Sheets

(In thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2023	2024
	(US$)	(US$)

Asset
Due from related parties	27,968	27,968
Total Asset	27,968	27,968

Shareholders’ Equity:

Shareholders’ Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000 shares as of June 30, 2023 and 2024, respectively)	6	6
Accumulated deficit	27,962	27,962
Total Shareholders’ Equity:	27,968	27,968

Total Shareholders’ Equity:	27,968	27,968

Statements of Operations and COMPREHENSIVE LOSS

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2022	2023	2024
	US$	US$	US$

Net loss	(113)	(118)	—

Statements of Cash Flows

(In thousands, except for share and per share data, or otherwise stated)

Years Ended June 30,
	2022	2023	2024
	US$	US$	US$

Cash flows from operating activities	—	—	—
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of the year	—	—	—
Cash and cash equivalents at end of the year	—	—	—

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

13.	Employee Defined Contribution Plan

Obligations for contributions to defined contribution retirement plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits were approximately US$51,401, US$65,354 and US$82,227 for the years ended June 30, 2022, 2023 and 2024, respectively.

14.	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of June 30, 2024, all of the Companies’ cash and cash equivalents were held by major financial institutions located in Hong Kong. The Company believes that these financial institutions located in Hong Kong China are of high credit quality. For deposit to suppliers, the Company extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Company’s finance team is responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Company considers that the Company’s credit risk for deposit to suppliers is significantly reduced.

Concentration of customers

The following tables summarized the information about the Company’s concentration of customers for the years ended June 30, 2022, 2023 and 2024, respectively:

	A	B	C	D	E	F

Year Ended June 30, 2024
Revenues, customer concentration risk	57%	21%	8%	*	*	*

Year Ended June 30, 2023
Revenues, customer concentration risk	42%	40%	*	*	*	*

Year Ended June 30, 2022
Revenues, customer concentration risk	*	67%	3%	2%	2%	3%
*	Less than 2%.

15.	Share-based Compensation

On September 30, 2019, the Company adopted a share option plan (the “2019 Option Plan”) for the employees to purchase ordinary shares of the Company. Under the 2019 Option Plan, the maximum aggregate number of ordinary shares available for issuance would be 2,250,000 ordinary shares. Under 2019 Option Plan, 750,247 options were granted to employees at various exercise prices at US$1.894, US$1.946 and US$2.801 per share to replace options originally granted under a previous 2018 Option Plan. The 2019 Option Plan also granted to the employees 1,499,753 new options of the Company with nil exercise price. The exercise period of any options granted under the 2019 Option Plan shall start from one year after the IPO of the Company through December 31, 2023.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The options granted and issued under the previous 2018 Option Plan were treated as liabilities due to the repurchase feature attached, allowing the employees to cause the Company to repurchase part or all of the options they hold, which permitted the employees to avoid bearing the risks and rewards normally associated with equity share ownership. As a result, they were measured at fair value when granted and remeasured as of each reporting date, with the changes in fair value of these liability classified awards be recorded in earnings in each reporting period. As of September 30, 2019, the options granted and issued under the previous 2018 Option plan were replaced by the 2019 Option plan with no repurchase feature. According to ASC718, the transaction was classified as modification from a liability award to an equity award. The aggregate amount of compensation cost recognized is generally the fair-value-based measure of the award on the modification date, and no longer has to be remeasured at a fair-value-based amount in each reporting period until settlement.

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

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The following table summarizes the option activities under the 2018 Option Plan and 2019 Option Plan during the years ended June 30, 2021,2022, 2023 and 2024, respectively:

		Weighted
		Average	Weighted
		Remaining	Average
		Contractual	Exercise
	Number of options	Life (Years)	Price (US$)

Outstanding and exercisable, June 30, 2020	—	—	—
Recognition of options originally under 2018 Option Plan and replaced by 2019 Option plan as of March 26, 2021	750,247	1.11	16.43
Recognition of new options granted under 2019 Option plan as of March 26, 2021	1,499,753	2.00	—
Forfeited	(235,613)	—	0.74
Exercised	—	—	—
As of June 30, 2021	2,014,387	1.48	5.29
Forfeited	(102,084)	—	1.21
Exercised	—	—	—
As of June 30, 2022	1,912,303	0.62	5.02
Forfeited	(28,500)	—	1.27
Exercised	—	—	—
As of June 30, 2023	1,883,803	0.15	5.03
Forfeited	—	—	—
Exercised	—	—	—
As of June 30, 2024	1,883,803	—	5.48

For the year ended June 30, 2021, 2,250,000 options were granted under the 2019 Option plan. The Company recognized share compensation expense for the share options under the 2019 Option plan of US$1,137, US$753 and US$102 for the years ended June 30, 2022, 2023 and 2024, respectively.

16.	Commitments and Contingencies

(a) Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable.

There is currently an ongoing class action against the Company in the Supreme Court of New York in the County of New York (docket number: 152554/2024). This is a securities class action lawsuit brought by the plaintiff through a complaint dated March 19, 2024 on behalf of a whole class of investors who purchased the company’s stocks during the class period. The plaintiff complained that the registration statement and prospectus issued in the Company’s initial public offering in 2021 contained misleading or materially false information, and alleged the Company of fraud, as a result of which investors suffered financial losses on their investments. The Company denied all claims and filed a motion to dismiss all claims asserted in the complaints. The Company and the plaintiff have subsequently proposed settlement at US$1 million. This lawsuit is pending the Court’s decision expected to be in August 2025.

In the opinion of management, there were no other pending or threatened claims and litigation as of June 30, 2023 and 2024 and through the issuance date of these combined financial statements.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

(b) Lease commitment

The short-term leases of the Company mainly consisted of office leasing. As of June 30,2024, the minimum future commitments under these agreements are as follows.

	Total	2025	2026
	US$	US$	US$
Operating lease commitments under lease agreements	160	128	32

17.	Subsequent Events

On August 14, 2024, the Company further exited its businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for $641. After the disposals, the Company no longer holds financial service licenses or house any personnel licensed to provide financial services in Hong Kong.

On September 2024, Mr. Han Hongwei, previously Chairman of the Board, and Madame Wang Dian, previously Chief Executive Officer and a director of the Company, have been detained by, and are currently under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities. As such, they have been unable to fulfill their obligations to the Company under the VIE agreements, and the Company is unable to enforce its rights against them under the VIE agreements, and their assets in the PRC have been frozen since then. As a result, the preparation of the combined financial statements as of and for fiscal year ended June 30, 2024, management determines that it has lost control of all of its subsidiaries, variable interest entities (“VIEs”), assets and operations in China. On June 28, 2024, Santech terminated the contractual arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously its primary corporate vehicle to provide wealth management services in China. In addition, despite that the contractual arrangements with the remaining VIEs have not yet been terminated, Santech has not been able to exercise control over any of its PRC subsidiaries or VIEs given that all of the Company’s subsidiaries and VIEs in the PRC were effectively owned or controlled by Han Hongwei and as a result are seized in the PRC. Accordingly, Santech deems to have lost the facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. Santech’s combined financial statements for the year ended June 30, 2024 are prepared excluding such PRC subsidiaries and VIEs. For the years ended June 30, 2022 and 2023, Santech’s combined financial statements are recast to exclude PRC subsidiaries and VIEs as well for the purpose of comparison.

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

The previously issued combined balance sheets as of 30 June, 2023, and combined unaudited statements of loss and comprehensive loss for the years ended 30 June, 2022 and 2023 has been recast as follows:

	As of June 30, 2023
	As previously	Loss of control	As
	reported	influence (unaudited)	audited
	(US$)	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	120,251	(107,631)	12,620
Restricted cash	10,653	(10,653)	—
Term deposit	4,000	(4,000)	—
Accounts receivable, net	57,452	(57,452)	—
Deposits, prepayments and other current assets	6,420	(6,096)	324
Contract assets	4,635	(4,635)	—
Total current assets	203,411	(190,467)	12,944

Property and equipment, net	48,394	(48,391)	3
Long term investment	138	(138)	—
Intangible assets, net	13,646	(11,437)	2,209
Goodwill	35,666	(35,666)	—
Long-term prepayments	1,336	(1,336)	—
Deferred tax assets, net	100	(100)	—
Right-of-use assets	25,784	(23,586)	2,198
Total non-current assets	125,064	(120,654)	4,410

Total Assets	328,475	(311,121)	17,354

Liabilities and Shareholders’ equity
Current liabilities:
Commission payable	23,867	(22,952)	915
Accounts payable	461	(461)	—
Advance from customers	5,510	(5,510)	—
Investors’ deposit	9,817	(9,817)	—
Income tax payable	23,222	(23,167)	55
Due to related parties	5,269	4,840	10,109
Other payables and accrued liabilities	59,954	(59,539)	415
Lease liability	11,566	(10,542)	1,024
Total current liabilities	139,666	(127,148)	12,518

Commission payable-long term	73	(73)	—
Deferred tax liabilities	2,772	(2,448)	324
Lease liability	13,911	(12,602)	1,309
Total non-current liabilities	16,756	(15,123)	1,633

Total Liabilities	156,422	(142,271)	14,151

Mezzanine equity
Redeemable noncontrolling interest	4,235	(4,235)	—
Total Mezzanine equity	4,235	(4,235)	—

Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000* shares (ADS 28,000,000) as of June 30, 2023)	6	—	6
Additional paid-in capital	71,364	(38,210)	33,154
Statutory reserves	17,755	(17,755)	—
Retained earnings (accumulated deficit)	62,417	(92,374)	(29,957)
Accumulated other comprehensive income	2,308	(2,308)	—
Total shareholders’ equity	153,850	(150,647)	3,203

Noncontrolling interests	13,968	(13,968)	—

Total shareholders’ equity	167,818	(164,615)	3,203

Total Liabilities, Mezzanine equity, and equity	328,475	(311,121)	17,354

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30, 2023
	As previously	Loss of control	As
	reported	influence (unaudited)	audited
	(US$)	(US$)	(US$)

Net revenues
From third parties
Wealth management	280,536	(264,904)	15,632
Asset management	4,690	(1,738)	2,952
Health Management	12,454	(12,454)	—
Others	3,359	(3,359)	—
Total net revenues from third parties	301,039	(282,455)	18,584
From a related party
Wealth management	241	(241)	—
Total net revenues from a related party	241	(241)	—
Total net revenues	301,280	(282,696)	18,584

Operating cost and expenses
Compensation and benefits	166,556	(160,070)	6,486
Health management costs	10,727	(10,727)	—
Share-based compensation expense	750	3	753
Sales and marketing expenses	45,869	(43,216)	2,653
General and administrative expenses	43,530	(36,509)	7,021
Impairment loss on goodwill	5,100	(5,100)	—
Impairment loss on intangible assets	318	(318)	—
Asset impairment loss	—	5,305	5,305
Total operating cost and expenses	272,850	(250,632)	22,218

Income/(loss) from operations	28,430	(32,064)	(3,634)

Other income/(expenses)
Interest income, net	194	(53)	141
Other (expenses)/income, net	(1,020)	1,044	24
Total other (expenses)/income, net	(826)	991	165

Income/(loss) before income tax expense	27,604	(31,073)	(3,469)
Income tax expense	(10,281)	10,281	—
Net income/(loss)	17,323	(20,792)	(3,469)

Less: net loss attributable to non-controlling interests	(1,384)	1,384	—
Net income/(loss) attributable to shareholders	18,707	(22,176)	(3,469)

Net income/(loss)	17,323	(20,792)	(3,469)
Other comprehensive income
Foreign currency translation gain	1,184	(1,184)	—
Comprehensive Income/(loss)	18,507	(21,976)	(3,469)

Less: Comprehensive Loss attributable to non-controlling interest	(1,384)	1,384	—
Comprehensive income/(loss) attributable to shareholders	19,891	(23,360)	(3,469)

Earnings/loss per share
Earnings per
Ordinary share - Basic	0.33	—	(0.06)
Ordinary share - diluted	0.32	—	(0.06)
ADS - Basic	0.67	—	(0.12)
ADS - Diluted	0.65	—	(0.12)

Weighted average number outstanding:
Ordinary share - Basic	56,000,000	—	56,000,000
Ordinary share - Diluted	57,972,472	—	56,000,000
ADS - Basic	28,000,000	—	28,000,000
ADS - Diluted	28,986,236	—	28,000,000

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30, 2022
	As previously	Loss of control	As
	reported	influence (unaudited)	audited
	(US$)	(US$)	(US$)

Net revenues
From third parties
Wealth management	293,500	(286,710)	6,790
Asset management	3,016	(819)	2,197
Health Management	65	(65)	—
Others	3,508	(3,508)	—
Total net revenues from third parties	300,089	(291,102)	8,987
From a related party
Wealth management	697	(697)	—
Total net revenues from a related party	697	(697)	—
Total net revenues	300,786	(291,799)	8,987

Operating cost and expenses
Compensation and benefits	163,295	(159,122)	4,173
Share-based compensation expense	1,137	—	1,137
Sales and marketing expenses	48,286	(45,888)	2,398
General and administrative expenses	37,472	(30,711)	6,761
Total operating cost and expenses	250,190	(235,721)	14,469

Income/(loss) from operations	50,596	(56,078)	(5,482)
Other income/(expenses)
Interest income, net	232	(127)	105
Other expense, net	(579)	(311)	(890)
Total other expenses, net	(347)	(438)	(785)

Income/(loss) before income tax expense	50,249	(56,516)	(6,267)
Income tax expense	(13,719)	13,714	(5)
Net income/(loss)	36,530	(42,802)	(6,272)

Net income/(loss)	36,530	(42,802)	(6,272)
Foreign currency translation gain	647	(647)	—
Comprehensive income/(loss)	37,177	(43,449)	(6,272)

Earnings /(loss) per share
Earnings/(loss) per
Ordinary share - Basic	0.65	—	(0.11)
Ordinary share - diluted	0.63	—	(0.11)
ADS - Basic	1.30	—	(0.22)
ADS – Diluted	1.26	—	(0.22)

Weighted average number outstanding:
Ordinary share - Basic	56,000,000	—	56,000,000
Ordinary share - Diluted	57,979,504	—	56,000,000
ADS - Basic	28,000,000	—	28,000,000
ADS - Diluted	28,989,752	—	28,000,000

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30, 2023
	As	Loss of
	previously	control	As
	reported	influence (unaudited)	audited
	(US$)	(US$)	(US$)

Cash flows from operating activities
Net income/(loss)	17,323	(20,792)	(3,469)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	7,817	(6,641)	1,176
Expected credit loss	—	6	6
Non-cash operating lease expense	12,359	(12,359)	—
Share-based compensation expenses	750	3	753
Impairment loss on goodwill	5,100	(5,100)	—
Impairment loss on intangible assets	318	(318)	—
Loss from disposal of long-term assets	12	(12)	—
Changes in deferred taxes	(265)	265	—
Changes in operating assets and liabilities
Accounts receivable	22,612	(22,612)	—
Contract assets	(4,824)	4,824	—
Due from related parties	9,521	(8,135)	1,386
Deposits, prepayments and other current assets	13,860	(13,735)	125
Commission payable	12,855	(12,366)	489
Commission payable-long term	(110)	110	—
Accounts payable	(5,904)	5,904	—
Advance from customers	(3,110)	3,110	—
Investors’ deposit	(8,818)	8,818	—
Income tax payable	6,863	(6,863)	—
Lease liability	(11,218)	10,263	(955)
Other payables and accrued liabilities	99	(272)	(173)
Due to related parties	274	9,835	10,109
Commitments and contingencies	149	(149)	—
Net cash provided by operating activities	75,663	(66,216)	9,447

Cash flows from investing activities
Payment for office equipment, furniture and leasehold improvements	(2,864)	2,864	—
Payment for intangible assets	(231)	(25)	(256)
Proceeds from disposal of long-term assets	4	(4)	—
Purchases of term deposit	(4,163)	4,163	—
Payment of consideration payable	(2,204)	2,204	—
Acquisition of a subsidiary, net of cash acquired	(26,358)	26,358	—
Net cash used in investing activities	(35,816)	35,560	(256)

Cash flows from financing activities
Contributions from a shareholder and noncontrolling shareholders	514	(514)	—
Repayment of loans borrowed from third parties	(288)	288	—
Net cash provided by financing activities	226	(226)	—

Effect of exchange rate changes	(7,565)	7,565	—

Net increase in cash, cash equivalents and restricted cash	32,508	(23,317)	9,191

Cash, cash equivalents, and restricted cash at beginning of the year	98,396	(94,967)	3,429

Cash, cash equivalents, and restricted cash at end of the year	130,904	(118,284)	12,620

Reconciliation to amounts on combined balances sheets

Cash and cash equivalents	120,251	(107,631)	12,620
Restricted cash	10,653	(10,653)	—
Total cash, cash equivalents, and restricted cash	130,904	(118,284)	12,620

Supplemental disclosure of cash flow information:

Income taxes paid	3,945	(3,942)	3

Supplemental disclosure of non-cash flow information:

Effect on operating assets upon the adoption of ASU 2016-13 on July 1, 2022	29,425	(29,425)	—

Right-of-use assets obtained in exchange for lease obligations, net of decrease of right-of-use assets for early terminations	6,996	(4,080)	2,916

Transfer of prepayment of other liabilities to lease liability	1,460	(1,460)	—

SANTECH HOLDINGS LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30, 2022
	As	Loss of
	previously	control	As
	reported	influence (unaudited)	audited
	(US$)	(US$)	(US$)

Cash flows from operating activities
Net income/ (loss)	36,530	(42,802)	(6,272)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation and amortization	4,387	(2,676)	1,711
Expected credit loss	—	5	5
Share-based compensation expenses	1,137	—	1,137
Loss from disposal of long-term assets	3	(3)	—
Changes in deferred taxes	18	(18)	—
Changes in operating assets and liabilities
Accounts receivable	4,672	(4,672)	—
Due from related parties	9,293	(1,393)	10,686
Deposits, prepayments and other current assets	272	(257)	15
Commission payable	(7,028)	960	(6,068)
Commission payable-long term	(1,362)	1,362	—
Long-term prepayments	256	(256)	—
Investors’ deposit	(17,985)	17,985	—
Income tax payable	504	(499)	5
Lease liability	—	(1,590)	(1,590)
Other payables and accrued liabilities	4,718	(4,454)	264
Due to related parties	1,761	(1,761)	—
Commitments and contingencies	(201)	201	—
Net cash provided by/(used in) operating activities	36,975	(37,082)	(107)

Cash flows from investing activities
Payment for office equipment, furniture and leasehold improvements	(1,304)	1,304	—
Payment for intangible assets	(558)	558	—
Proceeds from disposal of long-term assets	4	(4)	—
Purchases of term deposit	(155)	155	—
Acquisition of a subsidiary, net of cash acquired	(6,422)	6,422	—
Acquisition of buildings and properties	(35,937)	35,937	—
Net cash used in investing activities	(44,372)	44,372	—

Cash flows from financing activities
Repayment of loans borrowed from third parties	(155)	155	—
Net cash provided by financing activities	(155)	155	—

Effect of exchange rate changes	(3,231)	3,231	—

Net decrease in cash, cash equivalents and restricted cash	(10,783)	10,676	(107)

Cash, cash equivalents, and restricted cash at beginning of the year	109,179	(105,643)	3,536

Cash, cash equivalents, and restricted cash at end of the year	98,396	(94,967)	3,429

Reconciliation to amounts on combined balances sheets

Cash and cash equivalents	78,245	(74,816)	3,429
Restricted cash	20,151	(20,151)	—
Total cash and cash equivalents, and restricted cash	98,396	(94,967)	3,429

Supplemental disclosure of cash flow information:

Income taxes paid	13,162	(13,162)	—

Supplemental disclosure of non-cash flow information:

Consideration payable related to business acquisition of a subsidiary	2,280	(2,280)	—

Liabilities assumed related to acquisition of buildings and properties	11,019	(11,019)	—