Form 20-F/A
period 2024-06-30
Santech Holdings Ltd
filed 2025-05-16
CIK 1785680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Lawrence Wai Lok, Chairman and CEO
Telephone: +852 2593 9309 Email: ir@santechholdings.com Level 15, AIA Central No. 1 Connaught Road Central Central, Hong Kong
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

Auditor Name	Auditor Location	Auditor Location
Audit Alliance LLP	Singapore	3487

EXPLANATORY NOTE

Santech Holdings Limited (the “Company”) is filing this Amendment No. 1 (the “Amendment”) on Form 20-F/A to amend its annual report on Form 20-F for the fiscal year ended June 30, 2024, filed with the Securities and Exchange Commission on May 13, 2025 (the “Original 20-F”), for the purpose of filing its compensation clawback policy as Exhibit 97.1.

The Amendment does not reflect events occurring after the date of the filing of the Original 20-F or modify or update any of the other disclosures contained therein in any way. Accordingly, the Amendment should be read in conjunction with the Original 20-F. The Amendment consists solely of the preceding cover page, this explanatory note, the signature page and the compensation clawback policy filed as an exhibit to the Amendment.

ITEM 19 EXHIBITS

Exhibit Number	Description of Exhibit
97.1*	Compensation Clawback Policy
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Date: May 16, 2025	Santech Holdings Limited

	By:	/s/ Lawrence Wai LOK
	Name:	Lawrence Wai LOK
	Title:	Chairman and CEO