Form 20-F
period 2025-06-30
Santech Holdings Ltd
filed 2025-10-17
CIK 1785680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2025

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

159,750,000 ordinary shares (excluding 8,250,000 ordinary shares issued to the depositary for bulk issuance of ADSs, par value US$0.0001 per share, as of June 30, 2025).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b‑2 of the Exchange Act.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Our reporting currency is U.S. dollars because the majority of our business during the reporting period was conducted in Hong Kong and the majority of our revenues in the reporting periods was denominated in either Hong Kong dollars or U.S. dollars. This annual report contains translations of Hong Kong dollars into U.S. dollars at specific rates solely for the convenience of the reader. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.80 to US$1.00. We make no representation that any Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at the specific rate stated above. Furthermore, there is no assurance that Hong Kong’s currency pegging policy will not be changed in the future. If the pegging policy changes or if Hong Kong dollars suffer devaluation, our business, financial condition and results of operations could be materially and adversely affected.

Santech Holdings Limited is a Cayman Islands holding company, with operating subsidiaries globally including Hong Kong and the United States. We are a technology company focusing on developing early-stage technology businesses, and aim to actively build, operate and scale our businesses in order to achieve growth. The Company is currently developing businesses in e-commerce, digital assets, consumer healthcare, and may target opportunities in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures.

As of the date of this annual report, we no longer have any operations, offices or any employees in China. We have ceased to be a “China concept stock”.

In 2024 and 2025, the Company underwent a series of corporate restructuring. On June 28, 2024, Santech exited the wealth management business in China by terminating contractual arrangements with its major variable interest entity (“VIE”) in China. See “Item 4. Information on the Company – A. History and Development of Our Company” for details of our corporate history. Santech’s combined financial statements for the year ended June 30, 2024 are prepared excluding its historical PRC subsidiaries and VIEs. For comparative purposes, Santech’s combined financial statements for the year ended June 30 2023 are recast to exclude its historical PRC subsidiaries and VIEs as well. See “Item 5. Operating and Financial Review and Prospects” for details of our accounting treatment for the reporting periods.

For the years ended June 30, 2023, 2024 and 2025, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted in Hong Kong. On August 14, 2024, we further pursued our corporate restructuring plan, by strategically exiting our businesses in overseas wealth management and asset management and disposing of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for $0.6 million. After the disposals, the Company no longer holds financial service licenses in Hong Kong. As a result of this strategic exit, we have reclassified our historical financial results relating to overseas wealth management and asset management services under discontinued operations.

We face various legal and operational risks and uncertainties relating to our current and past businesses in Hong Kong, and past businesses in Mainland China. Our historical operations in Mainland China through subsidiaries and contractual arrangements with VIEs may continue to subject us to complex and evolving PRC laws and regulations. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Hong Kong and Mainland China.”

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our business strategies, plans, goals and objectives, especially those relating to e-commerce, digital assets, consumer healthcare and the technology sectors;

●	our future business development, financial condition and results of operations;

●	our expectations regarding demand for and market acceptance of our existing and future products and services;

●	projections of revenue, earnings, capital structure and other financial items;

●	the capabilities of our business operations;

●	expected future economic performance;

●	our expectation regarding the use of proceeds from our financing activities;

●	relevant government policies and regulations relating to the industries in which we operate;

●	the impact of public health crises or natural disasters;

●	competition in the technology industry; and

●	general economic and business conditions in the markets in which we operate.

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

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Our Corporate Structure

The Company’s major subsidiaries as of the date of this annual report are summarized as follows:

	Date of	Percentage of	Place of	Principle business
Name of Subsidiaries	incorporation	ownership	incorporation	activities
Santech Global BVI Limited	July 26, 2019	100%	BVI	Investment holding

Santech Global International Limited	August 20, 2019	100%	Hong Kong	Investment holding

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Provision of client referral services

New Innovations BVI Limited	June 27, 2025	100%	BVI	Investment holding

New Innovations Limited	March 15, 2023	100%	Hong Kong	Technology development

BitVentures America Inc	September 16, 2015	100%	United States	Technology development

Condensed Consolidated Balance Sheets

	As of June 30,
	2024	2025
	(US$)	(US$)
	(US$ in thousands, except for share and per share data, or otherwise stated)
Assets
Current assets:
Cash and cash equivalents	13,311	950
Short term investments	—	8,791
Deposits, prepayments and other current assets	320	143
Current assets of discontinued operations	1,873	—
Total current assets	15,504	9,884

Property and equipment, net	3	5
Right-of-use asset	1,235	—
Non-current assets of discontinued operations	—	—
Total non-current assets	1,238	5

Total Assets	16,742	9,889

Liabilities and Shareholders’ equity
Current liabilities:
Due to related parties	9,518	—
Other payables and accrued liabilities	426	158
Lease liability	1,059	—
Current liabilities of discontinued operations	2,927	—
Total current liabilities	13,930	158

Lease liability	250	—
Non-current liabilities of discontinued operations	—	—
Total non-current liabilities	250	—

Total Liabilities	14,180	158

Shareholder’s Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000 and 168,000,000 shares as of June 30, 2024 and 2025, respectively)	6	17
Additional paid-in capital	33,256	45,783
Accumulated deficit	(30,700)	(36,069)
Total shareholder’s equity	2,562	9,731

Total Liabilities and shareholder’s equity	16,742	9,889

Condensed Consolidated Results of Continuing Operations

	Years Ended June 30,
	2023	2024	2025
	(US$)	(US$)	(US$)
	(US$ in thousands, except for share and per share data, or otherwise stated)
Net revenues
Client referral services	15,256	21,818	—
Total net revenues	15,256	21,818	—

Operating cost and expenses
Compensation and benefits	5,114	15,808	—
Share-based compensation expense	753	102	236
Sales and marketing expenses	2,117	3,131	530
General and administrative expenses	5,301	3,551	2,919
Asset impairment loss	5,305	—	—
Total operating cost and expenses	18,590	22,592	3,685

Loss from operations	(3,334)	(774)	(3,685)
Other income/(expenses)
Interest income/(expense)	141	(61)	121
Other income/(expense), net	32	70	(2,109)
Total other (expense)/income, net	173	9	(1,988)

Income before income tax expense	(3,161)	(765)	(5,673)
Income tax expense	—	—	117
Net loss and comprehensive loss from continuing operations	(3,161)	(765)	(5,790)

Condensed Consolidated Statements of Cash Flows

	Years Ended June 30,
	2023	2024	2025
	(US$)	(US$)	(US$)
	(US$ in thousands, except for share and per share data, or otherwise stated)
Cash flows from operating activities
Net loss from the year	(3,469)	(743)	(5,369)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	1,176	1,014	498
Expected credit loss	6	49	—
Share-based compensation expenses	753	102	236
Loss on early termination of right-of-use asset	—	—	273
Loss from disposal of subsidiaries	—	—	(138)
Asset impairment loss	—	2,158	—
Changes in deferred taxes	—	(324)	—
Changes in operating assets and liabilities
Deposits, prepayments and other current assets	125	(45)	(397)
Due from related parties	1,386	—	—
Commission payable	489	(56)	(482)
Income tax payable	—	36	(102)
Lease liability	(955)	(1,024)	(525)
Other payables and accrued liabilities	(173)	18	(275)
Due to related party	10,109	1,379	(201)
Total net cash provided by/ (used in) operating activities	9,447	2,564	(6,482)

Cash flows from investing activities
Purchase of intangible assets	(256)	—	—
Purchase of property and equipment	—	—	(2)
Net cash inflow from disposal of subsidiaries	—	—	33
Placement of short term investments	—	—	(8,791)
Total net cash used in investing activities	(256)	—	(8,760)

Cash flows from financing activity
Proceeds from issuance of ordinary shares	—	—	1,008
Total net cash provided by financing activity	—	—	1,008

Net increase/(decrease) in cash, cash equivalents	9,191	2,564	(14,234)

Cash and cash equivalents at beginning of the year	3,429	12,620	15,184
Cash and cash equivalents at end of the year	12,620	15,184	950

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Santech Holdings Limited is a Cayman Islands holding company, with operating subsidiaries in Hong Kong and the United States. We are a technology company focusing on developing early stage technology businesses, and actively build, operate and scale our businesses in order to achieve growth. The Company is currently developing businesses in e-commerce, digital assets, consumer healthcare, and may target opportunities in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures.

Risks associated with our business primarily arise from our plan to develop, acquire or invest in new technology ventures. There is the risk that any technology businesses that we develop, acquire or invest in may not be successful, or such new business may not be profitable at all. In addition, any products that we develop or distribute in our e-commerce business segment might encounter a decline in value or a decrease in sales, which could adversely affect our revenues and profitability. Furthermore, our business might also be adversely affected if we are unable to comply with laws and regulations applicable to our business and services, such as laws and regulations relating to data and cyber security, and intellectual property. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

You should carefully consider all of the information in this annual report before making an investment in the ADSs. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business

●

We underwent a series of corporate restructuring in fiscal year 2024 and 2025. We are at an early stage of business transformation, and may not be able to effectively implement our future business strategies and investment, in which case our business and results of operations may be materially and adversely affected.

●

Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.

●	We may face a number of operational and financial risks in our new e-commerce businesses

●	We may face a number of manufacturing and supply chain risks that could harm our business, financial condition, and operating results.

●	We may need to rely on access to third-party intellectual property, which may not be available to the Company on commercially reasonable terms, or at all.

●	We may depend on the performance of distributors, carriers, wholesalers, retailers and other resellers.

●	Our entry into cryptocurrencies and digital assets may subject us to heighted operational, regulatory, financial and cybersecurity risks,

●	Financial products that we historically distributed involve various risks and such risks may continue to negatively affect our reputation, client relationships, operations and prospects.

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

Risks Related to Our Business

We underwent a series of corporate restructuring in fiscal year 2024 and 2025. We are at an early stage of business transformation, and may not be able to effectively implement our future business strategies and investment, in which case our business and results of operations may be materially and adversely affected.

In 2024 and 2025, we underwent a series of corporate restructuring. As of the date of this annual report, we have terminated our historical businesses in China. We no longer have operations, offices or employees in China. We have also exited our historical businesses in overseas wealth management and asset management in Hong Kong. As such, our reported historical financial results may not be indicative of our future performance.

We have repositioned to become a technology company. The Company is currently developing businesses in e-commerce, digital assets, consumer healthcare, and may target opportunities in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. However, our new business strategy is currently at an early stage and we cannot assure you that our business development in the technology sector will succeed at all. We may also seek other new business strategies, new business opportunities or new business acquisitions or partnerships from time to time, and we may seek such new business strategies, new business opportunities or new business acquisitions or partnerships in any sectors outside of the e-commerce, digital assets, consumer healthcare or other technology sectors. We may also expand into new geographic markets we believe are attractive from time to time. We cannot assure that any such new businesses will be profitable or will succeed at all.

Investment in new business strategies is inherently risky, could materially adversely affect the Company’s business, reputation, results of operations and financial condition. Such endeavors in new business strategies or acquisitions may involve significant risks and uncertainties, including limitation of management’s resources, greater-than-expected liabilities and expenses, economic, political, legal and regulatory challenges associated with operating in new businesses, regions or countries, inadequate return on capital, potential impairment of tangible and intangible assets, and significant write-offs. Investment and acquisition transactions are exposed to additional risks, including failing to obtain required regulatory approvals on a timely basis or at all, or the imposition of onerous conditions that could delay or prevent the Company from completing a transaction or otherwise limit the Company’s ability to fully realize the anticipated benefits of a transaction. These new ventures are inherently risky and may not be successful. The failure of any significant investment could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

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

Our future success depends heavily on the continued services of our current executive officers. In particular, our Chairman and CEO, Lawrence Wai Lok, possesses extensive experience in the technology sector, which includes sourcing and executing investments, mergers and acquisitions and corporate financing in the technology sector given his nearly twenty years of investment banking career in the technology industry. We may also rely on the skills, experience and efforts of other key employees or independent contractors, including management, marketing, support, research and development, technical and services personnel. If one or more of our executive officers or other key employees or independent contractors are unable or unwilling to continue in their present positions, we may not be able to find replacements easily or at all, which may disrupt our business operations.

Our plan to develop, acquire and invest in high-growth technology businesses may also require us to recruit suitable team members, skilled employees and additional key personnel. We may not successfully recruit such additional talents or retain our current key employees who may be necessary to our development. This may cause our plan to grow in the technology sectors to fail, which may materially and adversely affect our business, results of operations and financial condition.

We may face a number of operational and financial risks in our new e-commerce businesses

As we expand into e-commerce businesses, and especially given the early stage of our business ventures, we expect our operating and financial results to vary significantly from quarter to quarter due to a number of factors, including changes in demand for our products, our ability to acquire new customers and retain existing customers or encourage repeat purchases, our ability to source supplies for our products consistently, our ability to manage our product inventory, general economic conditions, both domestically and in foreign markets, advertising and marketing costs, and costs of creating and expanding product lines. We may also rely heavily on e-commerce platforms such as Amazon, eBay and Shopify in conducting our e-commerce businesses. The e-commerce industry is generally highly competitive and we may not be able to achieve profitability from our e-commerce businesses.

We may face a number of manufacturing and supply chain risks that could harm our business, financial condition, and operating results.

Our e-commerce businesses and other technology businesses may expose us to a number of risks related to manufacturing and supply chain management, which could affect our ability to supply our products and services. We may need to rely on, for example, contract manufacturers to manufacture certain products, third party service providers to provide server, networking equipment or other services, or third party software developers to provide, maintain and upgrade software applications and services for our products and services. We may in the future experience supply shortages, price increases, quality issues, and/or longer lead times that could negatively affect our operations, driven by raw material and/or component availability, manufacturing capacity, labor shortages, industry allocations, logistics capacity, inflation, foreign currency exchange rates, tariffs, sanctions and export controls, trade disputes and barriers, forced labor concerns, sustainability sourcing requirements, geopolitical tensions, armed conflicts, natural disasters or pandemics, the effects of climate change, power and transmission availability, and significant changes in the financial or business condition of our suppliers.

We may need to rely on access to third-party intellectual property, which may not be available to the Company on commercially reasonable terms, or at all.

In the process of developing our technology businesses, we may need to provide products and services that are designed to include intellectual property owned by third parties, which requires licenses from those third parties. In addition, because of rapid technological changes in the technology industries, current extensive patent and other intellectual property coverage and the rapid rate of issuance of new patents and trademarks, the Company’s future products and services can unknowingly infringe existing patents, trademarks or intellectual property rights of others. Selling certain consumer products under our e-commerce segment may also require us to obtain licenses or other third-party intellectual property rights to distribute such products. Based on experience and industry practice, the Company believes licenses to such third-party intellectual property can generally be obtained on commercially reasonable terms. However, there can be no assurance the necessary licenses can be obtained on commercially reasonable terms or at all. Failure to obtain the right to use third-party intellectual property, or to use such intellectual property on commercially reasonable terms, can preclude the Company from selling certain products or services, or otherwise cause the Company’s technology businesses to fail, and accordingly may have a material adverse impact on the Company’s business, results of operations and financial condition.

We may depend on the performance of distributors, carriers, wholesalers, retailers and other resellers.

In our efforts to enter the e-commerce and other technology businesses we may need to distribute products and certain of services through distributors, cellular network carriers, wholesalers, retailers and resellers, many of which distribute products and services from competitors. We may also sell products and services and resells third-party products in most of our major markets directly to consumers, small and mid-sized businesses, and education, enterprise and government customers through its retail and online stores and its direct sales force.

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

Our entry into cryptocurrencies and digital assets may subject us to heighted operational, regulatory, financial and cybersecurity risks,

Depending on market conditions and other factors, we expect to expand our businesses into cryptocurrency and digital assets, and we may engage in the mining, trading, acquiring and selling of cryptocurrencies and digital assets. We have a limited operating history in the cryptocurrency and digital asset industries, which makes it difficult to forecast our prospects and future results of operations. You should take into account the risks and uncertainties frequently encountered by companies operating in the cryptocurrency and digital asset industries. Our operations and financial results could decline for a number of reasons, including changes in government regulations, heightened volatilities or reduction in the value of cryptocurrencies, any changes in blockchain technologies, intense competitions in the cryptocurrency and digital asset industries, or any unforeseen security breaches and cyberattacks.

Financial products that we historically distributed involve various risks and such risks may continue to negatively affect our reputation, client relationships, operations and prospects.

During the fiscal years ended June 30, 2023, 2024 and the first two months of fiscal year 2025, we selected and distributed financial products to our clients on behalf of issuers of these products, from which we generate most of our revenue. Through our Hong Kong subsidiaries, we also provided asset management products and derived management fees, commissions from trades, retrocession fees from custodian banks, and performance-based fees, and we also facilitated or referred sales of insurance products and derived one-time client referral fee income. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks, market risks, counterparty risks, fraud risks and other risks. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers. Any such misconduct or violation of law may adversely affect the performance of the applicable products that we distribute or facilitate to sell and harm our reputation.

In December 2023, redemption issues had been reported on certain asset-backed products previously distributed by Hywin Wealth Management, a variable interest entity in the PRC. The asset managers of these products were unable to reach an agreement with the relevant clients to defer redemption. While Hywin Wealth Management acted only as distributor of these asset-backed products, the clients are now demanding repayment from Hywin Wealth Management. On June 28, 2024, we exited wealth management and asset management businesses in the PRC by terminating our VIE arrangements with Hywin Wealth Management, but we cannot assure you that we will not encounter similar incidents in the future.

Although we have exited our historical businesses in wealth management and asset management, in both China as well as Hong Kong, the risks associated with such products may continue to affect us and our reputation. While we had taken cautions in the risk management of our products and services, our risk management policies and procedures may not have been fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. If any of our clients suffer financial loss or other damages, our reputation, client relationship, business, financial conditions and prospects may be materially and adversely affected.

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

For example, in December 2023, redemption issues had been reported in China on certain asset-backed products previously distributed by Hywin Wealth Management, with whom we had terminated the VIE arrangements. The asset managers of these products were unable to reach an agreement with the relevant clients to defer redemption. Since September 2024, Mr. Han Hongwei, previously Chairman of the Board, and Madame Wang Dian, previously Chief Executive Officer and director of the Company, have been detained under investigation and are facing potential prosecution in China. Incidents such as these have severely damaged our reputation. In addition, the public may continue to associate us with Hywin Wealth Management or any other Hywin entities in the PRC, and our reputation may continue to be adversely affected indirectly by any negative media publicity or any negative incidents in connection with any Hywin or Hywin-affiliated persons or entities in the PRC, even though the Company has now terminated its prior affiliations with Hywin.

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

Historically, we devoted significant time and resources to developing our risk management policies and procedures in operating our wealth management and asset management businesses. We will continue to focus on developing our risk management policies and procedures as we shifted our business focus to developing high-growth businesses in the technology sector. However, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies were based upon observed historical market behaviors, existing market practices or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods were based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective.

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

On December 6, 2020, we adopted our current share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of the date of this annual report, 1,776,000 restricted share awards have been granted to our executive officers and directors under the 2020 Plan. We recognized US$0.8 million, US$0.1 million and US$0.2 million of share-based compensation expenses for the years ended June 30, 2023, 2024 and 2025, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Key Components of Results of Operations—Operating Costs and Expenses—Share-based Compensation Expenses/(Benefits).” We will continue to incur share-based compensation expenses in future periods due to awards granted or to be granted under the 2020 Plan and any future awards under other plans. We may continue to grant restricted shares awards, restricted share units, share options or other share-based incentives in the future, which may record significantly share-based compensation expenses in our profit or loss statement. We account for compensation costs for all share-based incentives using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will adversely affect our results of operations and dilute the ownership interests of our shareholders, including holders of our ADSs. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees, and we will continue to grant share-based compensation to directors or employees in the future.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability to manage our information technology systems securely and accurately. The proper functioning of our client transactions and services, sales management, financial control, accounting, and other information technology systems, together with the communication systems, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability. In addition, as we plan to develop or acquire e-commerce or other technology businesses, we cannot assure you that no additional licenses or permits under relevant laws and regulations to own or conduct such business or IT infrastructure would be required, or that we would be able to obtain additional licenses or permits. In addition, our information technology systems or any other digital assets that we hold may be subject to cybersecurity attacks such as hacking, or other unforeseen technology or platform failures. Any significant technology failures may render us unable to recoup our investments and our future prospects and profitability may be materially and adversely affected.

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

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud

In connection with the audits of our consolidated financial statements for the year ended June 30, 2025, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient resources with U.S. GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner; (ii) our lack of key monitoring mechanisms such as internal audit department to oversee and monitor our risk management, business strategies and financial reporting procedures; (iii) our lack of revenue progress monitoring mechanisms, such as no established transaction progress synchronization mechanism between the business side and the finance side, leading to the inability to track the timing of insurance policy effectiveness or service fulfillment, and potential misrecognition of commission income based on the collection of service fee rather than at risk transfer point; (iv) our lack of control in contract management, such as failure to systematically archive insurance brokerage or distribution agreements, which may affect our revenue recognition accuracy; (v) our lack of automated interface to obtain the fair value of the underlying fund’s or mandate’s net assets, which may cause miscalculation risks to our revenue accuracy; (vi) our lack of documented approval process exists for revenue transactions requiring collaboration between business, legal, and finance team to ensure revenue is recorded only when supporting documents are complete; (vii) our lack of a centralized commission policy with predefined calculation formulas and hierarchical review (e.g., supervisor approval) for variable compensation calculations; and (viii) our lack of policies for critical transactions (revenue, commissions, bonuses) are either nonexistent or not formally communicated.

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

The remaining VIEs in the PRC, namely Shanghai Hywin Network Technology and Shenzhen Panying, are also no longer active in operations. In addition, although the contractual arrangements between the WFOE and the remaining VIEs have not yet been terminated, given that we have lost control of the WFOE, we are unable to benefit from the contractual arrangements and, therefore, we have also lost control of the VIEs. Accordingly, we believe we have lost de facto control of the VIEs, their PRC subsidiaries, and all associated assets and operations.

Under the VIE contractual arrangements, we were entitled to the consolidated net profits of the VIEs through the WFOE. However, due to the above-stated reasons, we are unable to benefit from such profits, nor are we able to exercise control over any of their bank accounts, assets, or operations in the PRC, which limits our capacity to allocate funds, manage finances or conduct any further businesses in China.

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

China has not developed a fully integrated legal system, and enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new and quickly evolving, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator certain discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our operations in the PRC in the past consolidated through our WOFE and VIEs, or any existing or future operations, may be found not in full compliance with relevant laws and regulations in China. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

The PRC government historically had significant oversight and discretion over the conduct of our business, and may continue to intervene in or influence our operations through adopting and enforcing rules and regulatory requirements. Accordingly, our financial condition and results of operations may be affected to a significant extent by economic, political and legal developments in the PRC.

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

Our current independent accounting firm, Audit Alliance LLP (“Audit Alliance”), whose audit report is included in this annual report on Form 20-F, headquartered in Singapore, is a PCAOB-registered CPA firm which can be inspected by PCAOB with the last inspection on September 27, 2024. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. There are significant uncertainties whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. E-commerce businesses that we are developing may be significantly affected by tariffs. If we plan to expand our business internationally in the future or if imported products begin to be or continue to be a significant role in our operations, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect our ability to import certain products or provide services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

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

In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese or Hong Kong companies may also negatively affect the attitudes of investors towards Hong Kong companies in general, including us, regardless of whether we have conducted any inappropriate activities.

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

Item 4.         Information on the Company

A.	History and Development of the Company

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

On March 26, 2021, we completed our initial public offering on Nasdaq Global Market of 3,000,000 ADSs, each representing two ordinary shares.

On June 28, 2024, we terminated the contractual VIE arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously our primary corporate vehicle to provide wealth management services in China. The Company has completely exited from the wealth management business in China.

On July 17, 2024, the Company’s English name was changed from Hywin Holdings Ltd. to Santech Holdings Limited and the Chinese name三合智能控股有限公司 was adopted and registered as the dual foreign name of the Company.

On August 14, 2024, the Company exited its businesses in overseas wealth management and asset management in Hong Kong, and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for $641. After the disposals, the Company no longer holds financial service licenses in Hong Kong.

On December 5, 2024, the Company’s listing was transferred to Nasdaq Capital Market.

On March 11, 2025, the Company effectuated a change of control and issued to Carmel Holdings Limited 112,000,000 restricted ordinary shares of the Company.

B.	Business Overview

We are a technology company focusing on developing early-stage technology businesses, and aim to actively build, operate and scale our businesses in order to achieve growth. The Company is currently developing businesses in e-commerce, digital assets, consumer healthcare, and may target opportunities in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures.

As of the date of this annual report, we no longer have any operations, offices or any employees in China. We have ceased to be a “China concept stock”.

In 2024 and 2025, the Company underwent a series of corporate restructuring. On June 28, 2024, Santech exited the wealth management business in China by terminating contractual arrangements with its major variable interest entity (“VIE”) in China. See “Item 4. Information on the Company – A. History and Development of Our Company” for details of our corporate history. Santech’s combined financial statements for the year ended June 30, 2024 are prepared excluding its historical PRC subsidiaries and VIEs. For comparative purposes, Santech’s combined financial statements for the year ended June 30 2023 are recast to exclude its historical PRC subsidiaries and VIEs as well. See “Item 5. Operating and Financial Review and Prospects” for details of our accounting treatment for the reporting periods.

For the years ended June 30, 2023, 2024 and 2025, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted in Hong Kong. On August 14, 2024, we further pursued our corporate restructuring plan, by strategically exiting our businesses in overseas wealth management and asset management and disposing of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for $0.6 million. After the disposals, the Company no longer holds financial service licenses in Hong Kong. As a result of this strategic exit, we have reclassified our historical financial results relating to overseas wealth management and asset management services under discontinued operations.

Our Services

On August 31 2024, we completed the exit of our businesses in overseas wealth management and asset management, and completed the closing of our disposal of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited, Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited. Prior to our exit, we provided overseas wealth management and asset management business to our clients primarily in Hong Kong. These capabilities enable us to offer a customized, value-adding, and integrated proposition to our HNWI clients.

Continued Operations

Our revenues from continued operations for the three years ended June 30, 2025 comprised mainly of client referral fees that we obtained for providing client referral services to external financial product partners.

Client Referral Services

For the three years ended June 30, 2025, under client referral services, we introduced clients to external financial product partners. Most of these products were insurance products sourced through external insurance brokers. These insurance products our partners offered included (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). These insurance products were underwritten by reputable international insurance companies. For the years ended June 30, 2023, 2024 and 2025, the total premium of insurance products we referred to our clients amounted to US$15.2 million, US$21.8 million and nil, respectively.

Discontinued Operations

Our revenues from discontinued operations for the three years ended June 30, 2025 comprised mainly of wealth management revenues and asset management revenues.

Wealth Management Services

Under wealth management services, we distributed financial products to our clients. Most of these products were insurance products, sourced directly by our previous licensed insurance broker subsidiary in Hong Kong. For the years ended June 30, 2023 and 2024 and for the two month periods ended August 31, 2024, the total premium of insurance products we sold to our clients amounted to US$0.4 million, US$2.3 million and US$0.1 million, respectively.

Asset Management Services

We provided asset management services in the offshore space under our previously held Type 1, 4, 5 and 9 licenses in Hong Kong, which provided discretionary portfolio management services to ultra-high-net-worth clients, and managed a range of private funds to professional investors with selected strategies including, among others, Asian fixed income, equities long/short, global private equity. Revenue from asset management services include management fees, which include fees that are generated as per agreed formulae and materialize with recurring frequency, and to a lesser extent, other incomes such as retrocession from custodian banks, commissions from trades, and performance-based fees.

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

Insurance

As required by Hong Kong laws and regulations, we participate in an Employees' Compensation Insurance (ECI) to cover work-related injuries, illnesses, and fatalities for all employees in Hong Kong, as well as a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (MPF Scheme) for all employees in Hong Kong. Our directors and officers liability insurance policy for our board directors and executives has currently run out, but we are in search of restoring coverage at commercially reasonable terms. We do not maintain business interruption insurance and key-man life insurance. Other than the lack of directors and officers liability insurance currently, we consider our insurance coverage to be in line with the market practice of industry peers of similar size in Hong Kong.

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

C.	Organizational Structure

The Company’s major subsidiaries as of the date of this annual report are summarized as follows:

	Date of	Percentage of	Place of	Principle business
Name of the entity Subsidiaries	incorporation	ownership	incorporation	activities
Santech Global BVI Limited	July 26, 2019	100%	BVI	Investment holding

Santech Global International Limited	August 20, 2019	100%	Hong Kong	Investment holding

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Provision of client referral services

New Innovations BVI Limited	June 27, 2025	100%	BVI	Investment holding

New Innovations Limited	March 15, 2023	100%	Hong Kong	Technology development

BitVentures America Inc	September 16, 2015	100%	United States	Technology development

D.	Property, Plant and Equipment

As of June 30, 2025, we had approximately 150 square meters of leased office space in Hong Kong and the United States. The lessor for the leased premises had valid title to the property. We believe that our existing facilities are adequate for our current business operations and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

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

Historically, we operated in China through our subsidiaries and contractual arrangements with VIEs in China. On June 28, 2024, we exited the wealth management businesses in China by terminating the VIE arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously our primary corporate vehicle to provide wealth management services in China. Although the contractual arrangements with the remaining VIEs, namely Shanghai Hywin Network Technology and Shenzhen Panying, have not yet been terminated, the remaining VIEs are no longer active in operations, and we have not been able to exercise control over any of our PRC subsidiaries or VIEs given that all of the Company’s PRC subsidiaries and VIEs are effectively owned or controlled by our previous Chairman, Mr Han Hongwei, and are seized in the PRC subsequent to Mr. Han’s detention. Accordingly, Santech deems to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. Accordingly, our combined financial statements for the year ended June 30, 2024 were prepared excluding such PRC subsidiaries and VIEs. For comparative purposes, for the years ended June 30, 2023, our combined financial statements are recast to exclude PRC subsidiaries and VIEs as well.

For the years ended June 30, 2023, 2024 and 2025, our primary businesses reported in our financial statements were overseas wealth management and asset management business conducted in Hong Kong. On August 14, 2024, we further pursued our corporate restructuring plan, by strategically exiting our businesses in overseas wealth management and asset management and disposing of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for $0.6 million. After the disposals, the Company no longer holds financial service licenses in Hong Kong. As a result of this strategic exit, we have reclassified our historical financial results relating to overseas wealth management and asset management services under discontinued operations.

A.         Operating Results

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations during the reported periods include the following. Due to the Company’s significant changes in business focus during fiscal years ended June 30, 2024 and 2025, our historical results may not be indicative of our future performance.

Client Referral Services

For the three years ended June 30, 2025, under client referral services, we introduced clients to external financial product partners. Most of these products were insurance products sourced through external insurance brokers. Conducting client referrals in Hong Kong generally does not require us to hold financial services licenses in Hong Kong. Since fiscal year 2024, due to significant loss of clients and challenges that we encountered in our financial services businesses, revenues from client referral services has declined precipitously. Although we may continue to conduct client referral services opportunistically, we expect revenues from client referral services to remain significantly challenged in the near future, or we may not be able to obtain any revenue from client referral services at all.

New Business Initiatives

The Company has been developing innovative new businesses by refocusing its business strategy on  high-growth opportunities in the technology industry. The Company targets opportunities in industries including but not limited to e-commerce, digital assets, consumer healthcare, and other areas of consumer and enterprise technology. The Company believes that early-stage companies in the technology industry may offer exceptional growth opportunities. Therefore, we expect the Company’s results of operations to depend on its ability to execute its new business initiatives. The success of these new business initiatives will depend on, among other things, the Company’s ability to identify and nurture such high-potential ventures. New business initiatives may significantly change the Group’s revenue mix and cost structure. For example, the Company may incur significant sales and marketing expenses to acquire new consumers, and the Company may incur significant general and administrative expenses to manage new businesses. As a result, the Company is likely to incur losses at the initial stages of its business transformation.

Key Components of Results of Operations

Net revenues

From continuing operation

	For the year ended June 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Client referral service	15,256	100.0	21,818	100.0	-	-

For the years ended June 30, 2023 and 2024, we derived fee incomes by referring clients to external financial product partners, primarily external insurance brokers, to purchase insurance products. These insurance products we offered included (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). The one-time fee incomes were typically computed as a pre-agreed percentage of the underlying insurance premiums received by the insurance companies.

From discontinued operation

	For the year ended June 30,				Two Months Ended August 31,
	2023		2024		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Wealth management services	376	11.3	2,286	36.8	11	0.9
Asset management services	2,952	88.7	3,919	63.2	1,170	99.1
Total	3,328	100.0	6,205	100.0	1,181	100.0

Wealth Management Services

For the two years ended June 30, 2023 and 2024 and two months ended August 31, 2024, we derived fee incomes from insurance brokerage services by providing insurance products through our Hong Kong subsidiaries. These insurance products we offered included (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products).

Asset Management Services

For the two years ended June 30, 2023 and 2024 and two months ended August 31, 2024, under asset management services, we provided asset management services in the offshore space through our licensed subsidiary in Hong Kong. Our net revenues from the asset management services primarily consisted of management fees calculated either as a percentage of the asset under management of the funds or mandates, and to a lesser extent, retrocession from custodian banks, commissions from trade, and performance-based fees.

Operating Costs and Expenses

Our operating costs and expenses primarily consist of (i) compensation and benefits; (ii) sales and marketing expenses; (iii) general and administrative expenses; and (iv) share-based compensation expenses. The following table sets forth the components of our operating costs and expenses for the periods indicated.

From continuing operations

	For the year ended June 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Compensation and benefits	5,114	27.5	15,808	70.0	—	—
Sales and marketing	2,117	11.4	3,131	13.9	530	14.4
General and administrative expenses	5,301	28.5	3,551	15.7	2,919	79.2
Share-based compensation expenses	753	4.1	102	0.4	236	6.4
Asset impairment loss	5,305	28.5	—	—	—	—
Total operating cost and expenses	18,590	100.0	22,592	100.0	3,685	100.0

From discontinued operations

	For the year ended June 30,				Two Months Ended August 31,
	2023		2024		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Compensation and benefits	1,372	37.8	1,451	24.4	602	69.4
Sales and marketing	536	14.8	359	6.0	—	—
General and administrative expenses	1,720	47.4	1,969	33.2	266	30.6
Share-based compensation expenses	—	—	—	—	—	—
Asset impairment loss	—	—	2,158	36.4	—	—
Total operating cost and expenses	3,628	100.0	5,937	100.0	868	100.0

Compensation and benefits expenses

Our compensation and benefits are operating costs relating to base salary, sales commission and other compensation and benefits of personnel who directly contribute to our revenues generation activities, such as distribution of fund products and insurance products.

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

General and Administrative Expenses

Our general and administrative expenses primarily include compensation of management and administrative staff, rental and other expenses of our headquarters and other overhead expenses including listing fees, accounting and auditor fees, and legal expenses.

Share-based Compensation Expenses

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of the date of this annual report, 1,776,000 restricted shares have been granted to our executive officers and directors under the 2020 Plan. For details of the 2020 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2020 Plan.”. For the years ended June 30, 2023, 2024 and 2025, US$0.8 million, US$0.1 million and US$0.2 million were recorded in share-based compensation expenses, respectively.

Asset impairment loss

Impairment losses on long-lived assets are recorded in the year ended June 30, 2023 and 2024, related to our impairment of assets held in the PRC, and our intangible assets including software and licenses, as a result of significant disruption to our brand and our licensed financial services operations in Hong Kong during 2024.

Other Income / (Expenses)

Interest Income, Net

Our net interest income primarily represented interests from bank deposits for the years ended June 30, 2023, 2024 and 2025.

Other Income/ (Expenses) , Net

Our net other income or expenses are recorded as a result of non-operating income or expenses. For the year ended June 30, 2023 and 2024, our other income or expenses mainly represented foreign exchange related losses. For the year ended June 30, 2025, our other income or expenses mainly represented one-off legal settlement amounts for a class action lawsuit brought against us and associated legal expenses of US$1.8 million, and loss on early termination of operating lease of US$0.2 million.

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

Results of Operations

The following table sets forth a summary of our consolidated results of continuing operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any further period.

Continuing operations

	For the year ended June 30,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
NET REVENUE
Client referral services	15,256	100.0	21,818	100.0	—	—
Total net revenues from third parties	15,256	100.0	21,818	100.0	—	—

Compensation and benefits	5,114	27.5	15,808	70.0	—	—
Sales and marketing	2,117	11.4	3,131	13.9	530	14.4
General and administrative expenses	5,301	28.5	3,551	15.7	2,919	79.2
Asset impairment loss	5,305	28.5	—	—	—	—
Share-based compensation expenses	753	4.1	102	0.4	236	6.4
Total operating cost and expenses	18,590	100.0	22,592	100.0	3,685	100.0

Interest income/(expense), net	141	—	(61)	—	121	—
Other income/(expenses), net	32	—	70	—	(2,109)	—
Loss before income tax expense	(3,161)	—	(765)	—	(5,673)	—
Income tax expense	—	—	—	—	117	—
Net loss and comprehensive loss	(3,161)	—	(765)	—	(5,790)	—

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Net Revenues

Our net revenues from insurance referral services decreased from US$21.8 million for the year ended June 30, 2025 to nil for the year ended June 30, 2025, primarily due to the significant loss of clients that we encountered in our financial services businesses in 2024, which caused our revenues from client referral services to decline precipitously. While the Company continues to operate client referral services, the Company has repositioned to become a technology company to focus on developing early-stage ventures in e-commerce, digital assets, consumer healthcare, and other areas of consumer and enterprise technology.

Operating Cost and Expenses

Our total operating costs and expenses decreased from US$22.6 million for the year ended June 30, 2024 to US$3.7 million for the year ended June 30, 2025.

Compensation and benefits

Our cost of compensation and benefits decreased from US$15.8 million for the year ended June 30, 2024 to nil for the year ended June 30, 2025, as compensation and benefits directly associated with revenue produced in overseas wealth and asset management were reclassified under discontinued operations.

Sales and marketing expenses

Our sales and marketing expenses decreased from US$3.1 million for the year ended June 30, 2024 to US$0.5 million for the year ended June 30, 2025, primarily due to aggressive cost cutting measures that senior management undertook in fiscal year 2025.

General and administrative expenses

Our general and administrative expenses decreased from US$3.5 million for the year ended June 30, 2024 to US$2.9 million for the year ended June 30, 2025, primarily due to aggressive cost cutting measures that senior management undertook in fiscal year 2025, partially offset by an increase in legal and accounting expenses during the year due to restructuring and business reorganization.

Share-based compensation expenses

Our share-based compensation expenses increased from US$0.1 million for the year ended June 30, 2024 to US$0.2 million for the year ended June 30, 2025, primarily due to new restricted share awards granted under the 2020 Plan in 2025. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Interest Income, Net

We recorded net interest expense of US$0.1 million for the year ended June 30, 2024 and net interest income US$0.1 million for the year ended June 30, 2025.

Other Income/(Expenses), Net

We recorded net other expenses of US2.1 million for the year ended June 30, 2025, primarily representing one-off legal settlement amounts for a class action lawsuit brought against us and associated legal expenses of US$1.8 million, and loss on early termination of operating lease of US$0.2 million.

Income Tax Expense

Our income tax expense were nil for the year ended June 30, 2024, and US0.1 million for the year ended June 30, 2025 primarily representing the under-provision of income tax expense in previous year.

Net Loss

As a result of the foregoing, our net loss increased from US$0.7 million for the year ended June 30, 2024 to US$5.8 million for the year ended June 30, 2025.

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

Net Revenues

Our net revenues increased from US$15.2 million for the year ended June 30, 2023 to US$21.8 million for the year ended June 30, 2024, primarily due to a strong surge in demand for overseas insurance products post Covid-19 reopening in Hong Kong, particularly during the first half of the fiscal year, partially offset by a loss in the number of clients and as a result a reduction in the transaction value of overseas insurance products distributed on our platform during the second half of the fiscal year.

Operating Cost and Expenses

Our total operating costs and expenses increased from US$18.6 million for the year ended June 30, 2023 to US$22.6 million for the year ended June 30, 2024.

Compensation and benefits

Our cost of compensation and benefits increased from US$5.1 million for the year ended June 30, 2023 to US$15.8 million for the year ended June 30, 2024, primarily due to increase in direct compensation to grow insurance referral revenue.

Sales and marketing expenses

Our sales and marketing expenses increased from US$2.1 million for the year ended June 30, 2023 to US$3.1 million for the year ended June 30, 2024, primarily due to increase in sales and marketing activities devoted to overseas insurance referral businesses.

General and administrative expenses

Our general and administrative expenses decreased from US$5.3 million for the year ended June 30, 2023 to US$3.6 million for the year ended June 30, 2024, primarily due to reduction in overhead in the second half of the year ended June 30, 2024.

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

Income Tax Expense

Our income tax expense were nil for the year ended June 30, 2023 and 2024.

Net Loss

As a result of the foregoing, our net loss decreased from US$3.2 million for the year ended June 30, 2023 to US$0.8 million for the year ended June 30, 2024.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and proceeds from our initial public offerings. We had net loss of approximately US$5.8 million, US$0.7 million and US$3.2 million from continuing operation for the years ended June 30, 2025, 2024 and 2023, respectively. We had a negative cash flow from continuing operation activities of US$5.2 million, US$3.2 million and US$9.1 million for the years ended June 30, 2025, 2024 and 2023, respectively and accumulated deficit of US$36.1million and US$30.7 million as of June 30,2025 and 2024. As of June 30, 2025 and 2024, we had cash and cash equivalents of US$1.0 million and US$13.3 million respectively, and we have short term investments of US$8.8 million and nil respectively.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations and strategic initiatives. For example, we may need a substantial amount of capital to develop or acquire our e-commerce, digital asset, consumer healthcare, or other technology businesses. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or debt securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended June 30,
	2023	2024	2025
	US$
	(in thousands)
Net cash provided by/(used in) operating activities	9,447	2,564	(6,482)
Net cash used in investing activities	(256)	—	(8,760)
Net cash provided by financing activities	—	—	1,008
Effect of exchange rate changes	—	—	—
Net increase/(decrease) in cash, cash equivalents, and restricted cash	9,191	2,564	(14,234)
Cash and cash equivalents at beginning of the year	3,429	12,620	15,184
Cash and cash equivalents at end of the year	12,620	15,184	950

Operating Activities

Net cash used by operating activities for the year ended June 30, 2025 was US$6.4 million. This reflected net loss of US$5.4 million, as adjusted by non-cash and non-operating items primarily including decrease in commissions payable, depreciation and amortization, and decrease in operating lease liabilities.

Net cash provided by operating activities for the year ended June 30, 2024 was US$2.6 million. This reflected net loss of US$0.7 million, as adjusted by non-cash and non-operating items primarily including asset impairment losses, net changes in related parties balances, depreciation and amortization, and decrease in operating lease liabilities.

Net cash provided by operating activities for the year ended June 30, 2023 was US$9.4 million. This reflected net loss of US$3.5 million, as adjusted by non-cash and non-operating items primarily including net changes in related party balances, depreciation and amortization, and decrease in operating lease liabilities.

Investing Activity

Net cash used in or provided by investing activity for the year ended June 30, 2025 was US$8.8 million, primarily due to placement of short term investments, and net cash inflow from disposal of subsidiaries.

Net cash used in or provided by investing activity for the year ended June 30, 2024 was nil.

Net cash used in investing activity for the year ended June 30, 2023 was US$0.3 million, due to investment in long-lived assets related to our software.

Financing Activities

Net cash provided in financing activities for the years ended June 30, 2025 was US$1.0 million due to new share issuance.

Net cash provided in financing activities for the years ended June 30, 2024 and 2023 was nil.

Holding Company Structure

Our holding company, Santech Holdings Limited, is a holding company with no material operations of its own. As most of our operations are conducted through our subsidiaries, our ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Information Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

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

Impairment loss of assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the years ended June 30, 2023, 2024 and 2025, the Company recognized impairment of long-lived assets from discontinued operations of nil, US$192 and nil respectively.

An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Based on the qualitative assessment, if it is more likely than not that the fair value of an indefinite-lived intangible asset is less than the carrying value, a quantitative test to measure the amount of impairment must be performed. The quantitative impairment test compares the fair value of the asset with the carrying amount. If the carrying amount exceeds the fair value, then an impairment loss equal to that excess is recorded. For the years ended June 30, 2023, 2024 and 2025, the Company recognized impairment of indefinite-lived intangible assets from discontinued operations of nil, US$1,966 and nil respectively.

Item 6.        Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officer	Age	Position/Title
Mr. Lawrence Wai LOK	43	Director, Chairman, CEO
Mr. Kelvin Chun YU	33	Head of Finance
Mr. Joel A. GALLO	53	Independent Director
Ms. CHEN Jie	54	Independent Director
Mr. Howard Wing To CHAN	39	Independent Director
Mr. Geoffrey Fai KAM	42	Independent Director

Mr. Lawrence Wai LOK. Mr. LOK currently serves as our Chairman and CEO since March 2025, following his tenure as Acting CEO from September 2024 to March 2025. Mr. LOK has been instrumental in leading the Company through a critical period of restructuring and business reorganization. Prior to joining the Company, Mr. LOK was an investment banker at Citigroup and Jefferies, bringing over 16 years of professional experience in investment banking, capital markets and mergers and acquisitions. Mr. LOK also has extensive global experience, having worked and transacted deals across the United States, China, Asia and Europe. As an investment banker, Mr. LOK led a large number of landmark technology deals globally, including IPOs, private fundraising and cross-border mergers and acquisitions for leading technology companies and financial service groups, and advised clients on their growth strategies and transformative initiatives. Mr. LOK holds dual degrees from the University of California, Berkeley with B.A. in Economics and B.S. in Business Administration, where he graduated magna cum laude. Mr. Lok is a Chartered Financial Analyst and an active member of the CFA Institute and CFA Society San Francisco.

Mr. Kelvin Chun YU. Mr. YU currently serves as our Head of Finance. Mr. Yu joined our company in May 2025, and is responsible for overseeing our financial and treasury operations. Mr. YU has over 8 years of experience working in the accounting and finance industry. Prior to joining the Company, Mr. YU worked as an auditor at Crowe (HK) CPA Limited, specialized in auditing companies listed in Hong Kong. Mr. YU holds a Bachelor of Business Administration (Honours) in Accountancy degree from Hong Kong Baptist University. Mr. YU is a member of CPA Australia.

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

B.	Compensation

Compensation of Directors and Executive Officers

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers.

For the year ended June 30, 2025, we paid an aggregate of approximately US$0.7 million in cash to our directors and executive officers. As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance, or MPF Scheme. Otherwise, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plans

2020 Plan

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our public offering. As of the date of this annual report, the number of outstanding restricted share awards that we granted to our executive officers and directors under the 2020 Plan are as follows:

Ordinary Shares Underlying
Name	Grant Date	Vesting Schedule	Restricted Share Awards
Lawrence Wai Lok	April 15, 2025	One-fourth on each anniversary, or one-third on each anniversary	*
Chen Jie	April 15, 2025	One-third on each anniversary	*
Joel Gallo	April 15, 2025	One-third on each anniversary	*

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

C.	Board Practices

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

Remuneration Committee

Our remuneration committee consists of Lawrence Wai Lok (Chair), Howard Chan and Geoffrey Kam. Howard Chan and Geoffrey Kam satisfy the “independence” requirements of Rule 5605(a)(2) of the listing rules of the Nasdaq Capital Market and meet the independence standards under Rule 10C-1 under the Securities Exchange Act of 1934, as amended. The compensation committee reviews and approves certain compensation matters relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

We have no service contracts with any of our directors that provide benefits to them upon termination.

D.	Employees

We had 36 and 6 employees as of June 30 2024 and 2025, respectively.

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

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of June 30, 2025:

●	each of our directors and executive officers; and

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

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

Applicable percentage ownership is based on 168,000,000 ordinary shares outstanding as of June 30, 2025. Unless otherwise indicated, the principal executive address of Mr. Lawrence Wai Lok is Level 15, AIA Central, No.1 Connaught Road Central, Hong Kong.

	Beneficial Ownership (1)
Name of Beneficial Owner	Ordinary Shares	%
Directors and executive officers
Lawrence Wai Lok (2)	112,000,000	66.67
Kelvin Chun Yu	Nil	Nil
Joel A. Gallo	Nil	Nil
Chen Jie	Nil	Nil
Howard Chan	Nil	Nil
Geoffrey Kam	Nil	Nil
Any additional directors/executive officers
Principal Shareholders
Carmel Holdings Limited	112,000,000	66.67
Grand Lead Group Limited	39,850,000	23.72

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

Item 7.        Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Affiliated Entity and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Other Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.         Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended combined financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

In March 2024, a securities class action was filed against the Company in the Supreme Court of New York in the County of New York (docket number: 152554/2024). The plaintiff complained that the registration statement and prospectus issued in the Company’s initial public offering in 2021 contained misleading or materially false information, and alleged the Company of fraud, as a result of which investors suffered financial losses on their investments. The Company denied any wrongdoings, and vigorously defended itself against all allegations, and filed a motion to dismiss all claims asserted in the complaints. Subsequently, the Company reached settlement with the plaintiff to dismiss all claims against the Company and agreed to pay US$1 million. The Company denied any wrongdoings and accepted the settlement solely for the purposes of eliminating the burden, expenses and uncertainties of litigations. In August 2025, a final judgment by the Court approved the settlement.

Except the proceedings disclosed herein, we are not currently subject to any pending judicial, administrative or arbitration proceedings that we expect to have a material impact on our results of operations or financial condition.

Dividend Policy

We did not declare or pay any dividend during the year ended June 30, 2025 and do not have any plan to pay any dividends on our ordinary shares or ADSs in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited combined financial statements included in this annual report.

Item 9.         The Offer and Listing

A.	Offering and Listing Details

Our ADSs was listed on the Nasdaq Global Market on March 26, 2021 and have been transferred to Nasdaq Capital Market since December 5, 2024. Our ADSs trade under the symbol “STEC.” Each ADS represents two of our ordinary shares.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs was listed on the Nasdaq Global Market on March 26, 2021 and have been transferred to Nasdaq Capital Market since December 5, 2024 under the symbol “STEC.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.         Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

We may also, subject to the provisions of the Companies Act, our amended and restated memorandum and articles of association, the SEC and the Nasdaq Capital Market, issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our capital.

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

C.	Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.         Exchange Controls

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

E.         Taxation

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents and certificates of deposit that we held to maturities. As of June 30, 2025, most of our cash and cash equivalents and certificates of deposit were held by major financial institutions located in Hong Kong and the United States. We believe that these financial institutions located in Hong Kong and the United States are of high credit quality. For accounts receivable, short-term loan receivables, and deposit to suppliers, we typically extend credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, we have dedicated staff responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable and deposit to suppliers is significantly reduced.

Customer Concentration Risk

There is no revenue from continuing operations generated for the year ended June 30, 2025. For the year ended June 30, 2024, three customers accounted for 73%, 27% and 0% of our total revenues from continuing operations. For the year ended June 30, 2023, three customers accounted for 52%, 48% and 0% of our total revenues from continuing operations. No other customer accounted for more than 10% of our revenue for the years ended June 30, 2023, 2024 and 2025, respectively.

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

Item 12.        Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

As an ADS holder, you are required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by the ADSs):

Service Fee
●

 To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
●	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
●	Distribution of cash dividends	Up to US$0.05 per ADS held
●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
●	Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
●	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
●	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

For the period from the effective date of the registration statement to June 30, 2025, the total expenses incurred for our company’s account in connection with our initial public offering was US$2.0 million, which included US$1.7 million in underwriting discounts and commissions for the initial public offering and US$0.3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 25, 2021, the date that the registration statement was declared effective by the SEC, to June 30, 2025, we have used net proceeds from our initial public offering for working capital and general corporate purposes, and prior to June 30, 2024, to grow our asset management service business and wealth management service business in China in the amount of US$19.6 million approximately. We have been placing the rest of our net proceeds into short-term interest-bearing deposits with licensed banks. Based on our ongoing reevaluation of the changing business environment, we may deploy portions of the net proceeds for additional purposes, such as developing or acquiring new businesses in the technology sector.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and principle financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2025. As defined in Rule 13a-15(e) of the Exchange Act, the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and principle financial officer as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our chief executive officer and principle financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of June 30, 2025.

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

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements, we identified the following material weaknesses, which were first identified before we became a public company in March 2021, and had been in place for the years ended June 30, 2024 and 2025. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to (i) our lack of sufficient resources with U.S. GAAP and SEC reporting experience in the accounting department to provide accurate information in a timely manner; (ii) our lack of key monitoring mechanisms such as internal control department to oversee and monitor our risk management, business strategies and financial reporting procedures; (iii) our lack of revenue progress monitoring mechanisms, such as no established transaction progress synchronization mechanism between the business side and the finance side, leading to the inability to track the timing of insurance policy effectiveness or service fulfillment, and potential misrecognition of commission income based on the collection of service fee rather than at risk transfer point; (iv) our lack of control in contract management, such as failure to systematically archive insurance brokerage or distribution agreements, which may affect our revenue recognition accuracy; and (v) our lack of automated interface to obtain the fair value of the underlying fund’s or mandate’s net assets, which may cause miscalculation risks to our revenue accuracy, and (vi) our lack of documented approval process exists for revenue transactions requiring collaboration between business, legal, and finance teams, to ensure revenue is recorded only when supporting documents are complete and (vii) our lack of a centralized commission policy with predefined calculation formulas and hierarchical review (e.g., supervisor approval) for variable compensation calculations; and (viii) our lack of policies for critical transactions (revenue, commissions, bonuses) are either nonexistent or not formally communicated.

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

Item 16C.          Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our principal external auditors for the fiscal years ended June 30, 2025 and 2024, and Marcum Asia CPAs LLP (formerly Marcum Bernstein & Pinchuk LLP), our principal external auditors for the first half of the fiscal year ended June 30, 2024 and the fiscal year ended June 30, 2023.

	For the years ended June 30,
	2023	2024	2025
	US$
Audit fees (1)	618,000	555,000	150,000
Audit-related fees (2)	Nil	Nil	Nil
Tax fees (3)	Nil	Nil	Nil
All other fees (4)	Nil	Nil	Nil

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

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.          Change in Registrant’s Certifying Accountant

On January 22, 2025, our audit committee and board of directors approved the engagement of Audit Alliance LLP (“Audit Alliance”) and the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as our independent registered public accounting firm for the fiscal year ended June 30, 2024 for U.S. financial reporting purposes, effective from November 15, 2024. Please refer to our annual report for the year ended June 30, 2024 on Form 20-F which was filed on May 13, 2025 for more information.

During the financial years ended June 30, 2023 and up to the date of Marcum Asia’s dismissal on November 15, 2024, there were no reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F) except as described below:

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

We provided a copy of the foregoing disclosure to Marcum Asia and requested that Marcum Asia furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of the letter from Marcum Asia is filed as Exhibit 15.4 to the annual report for the year ended June 30, 2024 on Form 20-F which was filed on May 13, 2025.

During the Company’s most recent two fiscal years, neither the Company nor anyone on its behalf has consulted with Audit Alliance on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit, or financial reporting issue or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

●

Under Nasdaq Capital Market standards, a listed company must have a nominating/corporate governance committee composed only of independent directors. The Cayman Islands does not require a publicly traded company to establish such committees. As a foreign private issuer, we intend to follow our home country practice and will not establish a nominating/corporate governance committee.

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

ITEM 16K. CYBERSECURITY

Cybersecurity risk management is an important part of our overall risk management efforts. Our historical services in wealth management and asset management involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information, through a variety of electronic and non-electronic means. Our new business development in e-commerce, digital assets, consumer healthcare or other consumer and enterprise technology industries will also involve significant reliance on technology. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. Even though we have exited our historical services in wealth management and asset management, we still have obligations to protect our historical clients’ privacy and confidential information. We will also continue to focus on developing our cybersecurity risk management policies and procedures as we shifted our business focus to exploring technology opportunities.

Our board of directors has oversight of our overall compliance and risk management framework, including cybersecurity risk management. Our senior management is responsible for day-to-day supervision of regulation compliance, including compliance with cybersecurity laws and regulations.

To-date, we have not faced any significant cybersecurity events that have materially affected or are reasonably likely to materially affect us, including our business, results of operations, or financial condition. However, despite the cybersecurity risk management procedures and measures that we have implemented, we still face risks of security breaches and attacks against our systems and network from time to time, which may adversely affect our operation and reputation. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Any cybersecurity or technology failure could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.”

PART III

Item 17.         Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.         Financial Statements

The audited combined financial statements of us and our subsidiaries are included at the end of this annual report.

Item 19.         Exhibits

Exhibit	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.1

Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.2

Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.3

Form of Deposit Agreement, among Santech Holdings Limited, the depositary and holders and beneficial owners of the ADSs (incorporated by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the Securities and Exchange Commission on February 26, 2021)

2.4

Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 2.4 from our Form 20-F (File No. 001-40238) filed with the Commission on May 13, 2025)

4.1	Form of Restricted Share Award Agreement for 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our Form 20-F (File No. 001-40238) filed with the Commission on May 13, 2025)

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

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance, an independent registered public accounting firm

15.2*	Consent of Appleby

15.3*	Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 17, 2025	Santech Holdings Limited

	By:	/s/ Lawrence Wai LOK
	Name:	Lawrence Wai LOK
	Title:	Chairman and CEO

SANTECH HOLDINGS LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Santech Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Santech Holdings Ltd. and its subsidiaries (the “Company”) as of June 30, 2024 and 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2023, 2024 and 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2025, and the results of its operations and its cash flows for each of the years ended June 30, 2023, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the loss of control described in Note 1, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(d) to the consolidated financial statements, the Company incurred net loss of US$5.8 million from continuing operation, negative cash flow from continuing operating activities of US$5.2 million in the year ended June 30, 2025 and the accumulated deficit of US$36.1 million as of June 30, 2025 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Completeness of revenue recognition

As described in Note 2(m) to the consolidated financial statements, management applies FASB Topic 606, Revenue from Contracts with Customers (“ASC 606”) to recognize revenue. Management recognizes revenue upon the collection of introduction fees from insurance brokers, insurance companies or commercial banks by referring clients to insurance brokers, insurance companies or banks to purchase insurance products offered by insurance companies and wealth management products offered by banks. Managements recognize revenue upon the collection of introduction fees through bank statement or other payment mode by only referral potential customers without further requirement of satisfaction of performance obligation.

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

Accuracy of revenue recognition in relating to transaction price

As described in Note 2(m) to the consolidated financial statements, for wealth management service, management has minimal monitoring measures and control throughout all stages of referring process and has no access right to obtain the detailed information of matched subscription agreements or related documents. For asset management fee, management has minimized control of service provider process, and has no access to respective fund contract (mandate agreement) and mandate particular portfolio management report, to ensure the transaction price which is either as a percentage of the total investments made by the investors or as a percentage of the fair value of the fund’s or mandate’s net assets.

The principal consideration for our determination that performing procedures over the transaction price accuracy is a critical audit matter. This in turn led to significant effort in performing our audit procedures which were designed to evaluate whether the contractual terms, examining the particular transaction price and commission rate were appropriately identified and accounted for by management under ASC606.

Our audit procedures included, among others, understanding of controls relating to management’s revenue recognition process, confirming revenue collections with a sample of the customers, and detail testing to the balance sheet date.

How the Critical Audit Matter Was Addressed in the Audit

Our audit of revenue recognition included, but was not limited to, the following procedures:

●	Understanding of internal controls relating to management assessment of the revenue recognition;
●	Informed and discussed with Audit Committee;
●	Interviewed with personnel involved in the financial reporting process;
●	Interviewed with lawyer to assess financial and legal implication related to the financial statements;
●	Reviewed minutes of the board of directors meetings;
●	Reviewed journal entries and other adjustments for evidence of possible material misstatement;
●	Examined original transaction related documents;
●	Reviewed the bank statements.

We have served as the Company’s auditor since 2024.

/s/ Audit Alliance LLP

Singapore

October 17, 2025

SANTECH HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of June 30,
	2024	2025
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	13,311	950
Short term investments	-	8,791
Deposits, prepayments and other current assets	320	143
Current assets of discontinued operations	1,873	-
Total current assets	15,504	9,884

Property and equipment, net	3	5
Right-of-use asset	1,235	-
Non-current assets of discontinued operations	-	-
Total non-current assets	1,238	5

Total Assets	16,742	9,889

Liabilities and Shareholders’ equity
Current liabilities:
Due to related parties	9,518	-
Other payables and accrued liabilities	426	158
Lease liability	1,059	-
Current liabilities of discontinued operations	2,927	-
Total current liabilities	13,930	158

Lease liability	250	-
Non-current liabilities of discontinued operations	-	-
Total non-current liabilities	250	-

Total Liabilities	14,180	158

Shareholders’ Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000 and 168,000,000 shares as of June 30, 2024 and 2025, respectively)	6	17
Additional paid-in capital	33,256	45,783
Accumulated deficit	(30,700)	(36,069)
Total shareholders’ equity	2,562	9,731

Total Liabilities and shareholders’ equity	16,742	9,889

The accompany notes are an integral part of these consolidated financial statements.

SANTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2023	2024	2025
	(US$)	(US$)	(US$)
Continuing operations

Net revenues
Client referral services	15,256	21,818	-
Total net revenues	15,256	21,818	-

Operating cost and expenses
Compensation and benefits	5,114	15,808	-
Share-based compensation expense	753	102	236
Sales and marketing expenses	2,117	3,131	530
General and administrative expenses	5,301	3,551	2,919
Asset impairment loss	5,305	-	-
Total operating cost and expenses	18,590	22,592	3,685

Loss from operations	(3,334)	(774)	(3,685)
Other income/(expenses)
Interest income/(expense)	141	(61)	121
Other income/(expense), net	32	70	(2,109)
Total other income/(expense), net	173	9	(1,988)

Loss before income tax expense	(3,161)	(765)	(5,673)
Income tax expense	-	-	117
Net loss and comprehensive loss from continuing operations, net of tax	(3,161)	(765)	(5,790)

Discontinued operations

(Loss)/ income for the year from discontinued operations, net of income taxes	(308)	22	421

Net loss and comprehensive loss for the year	(3,469)	(743)	(5,369)

(Loss)/ income per share
From continuing operations
Ordinary share - Basic	(0.06)	(0.01)	(0.07)
Ordinary share - diluted	(0.06)	(0.01)	(0.07)

From discontinued operations
Ordinary share - Basic	(0.01)	0.00	0.00
Ordinary share - diluted	(0.01)	0.00	0.00

From continuing and discontinued operations
Ordinary share - Basic	(0.06)	(0.01)	(0.06)
Ordinary share - diluted	(0.06)	(0.01)	(0.06)

Weighted average number outstanding:
Ordinary share - Basic	56,000,000	56,000,000	88,131,148
Ordinary share - Diluted	56,000,000	56,000,000	88,131,148

The accompany notes are an integral part of these consolidated financial statements.

SANTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, except for share and per share data, or otherwise stated)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total Shareholders’ equity
	Number of ordinary shares *	Amount
		(US$)	(US$)	(US$)	(US$)

Balance as of June 30, 2022	56,000,000	6	32,401	(26,488)	5,919
Net loss for the year	-	-	-	(3,469)	(3,469)
Share-based compensation recognized in equity	-	-	753	-	753
Balance as of June 30, 2023	56,000,000	6	33,154	(29,957)	3,203
Net loss for the year	-	-	-	(743)	(743)
Share-based compensation recognized in equity	-	-	102	-	102
Balance as of June 30, 2024	56,000,000	6	33,256	(30,700)	2,562
New shares issued	112,000,000	11	997	-	1,008
Waiver of loan for capital contribution	-	-	11,294	-	11,294
Net loss for the year	-	-	-	(5,369)	(5,369)
Share-based compensation recognized in equity	-	-	236	-	236
Balance as of June 30, 2025	168,000,000	17	45,783	(36,069)	9,731

The accompany notes are an integral part of these consolidated financial statements.

SANTECH HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands)

	Years Ended June 30,
	2023	2024	2025
	(US$)	(US$)	(US$)

Cash flows from operating activities
Net loss for the year	(3,469)	(743)	(5,369)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	1,176	1,014	498
Expected credit loss	6	49	-
Share-based compensation expenses	753	102	236
Loss on early termination of right-of-use asset	-	-	273
Gain on disposal of subsidiaries	-	-	(138)
Asset impairment loss	-	2,158	-
Changes in deferred taxes	-	(324)	-
Changes in operating assets and liabilities
Deposits, prepayments and other current assets	125	(45)	(397)
Due from related parties	1,386	-	-
Commission payable	489	(56)	(482)
Income tax payable	-	36	(102)
Lease liability	(955)	(1,024)	(525)
Other payables and accrued liabilities	(173)	18	(275)
Due to related parties	10,109	1,379	(201)
Net cash provided by/ (used in) operating activities	9,447	2,564	(6,482)

Cash flows from investing activities
Purchase of intangible assets	(256)	-	-
Purchase of property and equipment	-	-	(2)
Net cash inflow from disposal of subsidiaries	-	-	33
Placement of short term investments	-	-	(8,791)
Net cash used in investing activities	(256)	-	(8,760)

Cash flows from financing activity
Proceeds from issuance of ordinary shares	-	-	1,008
Net cash financing activity	-	-	1,008

Net increase/(decrease) in cash, cash equivalents	9,191	2,564	(14,234)

Cash and cash equivalents at beginning of the year	3,429	12,620	15,184
Cash and cash equivalents at end of the year	12,620	15,184	950

Supplemental disclosure of cash flow information:

Income taxes paid	3	192	479

Supplemental disclosure of non-cash flow information:

Waiver of loan for capital contribution	-	-	11,294

Lease liabilities arising from obtaining right-of-use assets	2,916	-	-

The accompany notes are an integral part of these consolidated financial statements.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

1.	Organization

Santech Holdings Ltd. (“Santech”, the “Company”) was incorporated in the Cayman Islands on July 19, 2019. The Company, through its subsidiaries in Hong Kong, previously engaged in providing insurance referral service, wealth management service and asset management service in Hong Kong through its Hong Kong subsidiaries. The Company is engaging in the development of technology business.

On March 26, 2021, the Company completed its initial public offering (“IPO”) of 3,000,000 ADSs at US$10.00 per ADS on NASDAQ. Each ADS represents two ordinary shares of the Company.

On August 14, 2024, the Company exited its businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for $641. After the disposals, the Company no longer holds financial service licenses in Hong Kong.

In September 2024, Mr. Han Hongwei, previously Chairman of the Board, and Madame Wang Dian, previously Chief Executive Officer and a director of the Company, have been detained by, and are currently under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities. As such, they have been unable to fulfill their obligations to the Company under the VIE agreements, and the Company is unable to enforce its rights against them under the VIE agreements, and their assets in the PRC have been frozen since then. As a result, the preparation of the combined financial statements as of and for fiscal year ended June 30, 2024, management determines that it has lost control of all of its subsidiaries, variable interest entities (“VIEs”), assets and operations in China. On June 28, 2024, Santech terminated the contractual arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously its primary corporate vehicle to provide wealth management services in China. In addition, despite that the contractual arrangements with the remaining VIEs have not yet been terminated, Santech has not been able to exercise control over any of its PRC subsidiaries or VIEs given that all of the Company’s subsidiaries and VIEs in the PRC were effectively owned or controlled by Han Hongwei and as a result are seized in the PRC. Accordingly, Santech deems to have lost the facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. Santech’s combined financial statements for the year ended June 30, 2024 are prepared excluding such PRC subsidiaries and VIEs. For the years ended June 30, 2022 and 2023, Santech’s combined financial statements are recast to exclude PRC subsidiaries and VIEs as well for the purpose of comparison.

As of June 30, 2025, detailed information of the Company and the Company’s major subsidiaries is summarized as follows:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities

Subsidiaries
Santech Holdings Limited	July 19, 2019	-	Cayman Islands	Investment holding

Santech Global BVI Limited	July 26, 2019	100%	BVI	Investment holding

Santech Global International Limited	August 20, 2019	100%	Hong Kong	Investment holding

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Investment holding and provision of client referral services

Santech Global USA Inc	September 16, 2015	100%	United States	Investment holding and technology development

On March 11, 2025, the Company effectuated a change of control and issued to Carmel Holdings Limited 112,000,000 restricted ordinary shares of the Company.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The Company’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities Exchange Commission (“SEC”).

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. The consolidation of all entities have been accounted for in accordance with ASC 810.

c)	Discontinued operations

The Company reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the consolidated statements of operations and comprehensive loss, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the notes to consolidated financial statements refers to the Company’s continuing operations. Refer to note 3 for additional information.

d)	Going concern

The Company incurred a net loss from the continuing operations of US$5,790 and a net cash outflow from continuing operating activities of US$5,151 for the year ended June 30, 2025, and the accumulated deficit was US$36,069 as of June 30, 2025 (all amounts in thousands). These factors raise substantial doubts about the Company’s ability to continue as a going concern.

Management of the Company has evaluated the sufficiency of additional capital resources. Management’s plan is to obtain such resource by seek debt financing and/or third party equity sufficient to meet its minimal operating expenses. The Company has also acquired the financial support letter from Mr. Lawrence Wai Lok CEO of the Company, who has expressed the willingness and intention to provide the necessary financial support to the Company. However, there is uncertainty as to whether these will be effectively implemented or yield sufficient results.

Accordingly, the Company’s consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they fall due. In the event the Company will not be able to continue as a going concern, adjustments will have to be made to reflect the situation that assets will need to be realized other than in the amounts at which they are currently recorded in the balance sheet. In addition, the Company may have to provide for further liabilities that might arise and to reclassify non-current assets and liabilities as current assets and liabilities.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

e)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, useful lives and impairment of long-lived assets

f)	Foreign currency translation and transactions

The Company’s reporting currency is US dollars (“US$”) and the functional currency of the Company and its subsidiaries is the US$ and Hong Kong dollars (“HK$”). For those subsidiaries which have the functional currency other than US$, the financial statements are translated from their respective functional currencies into US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. For the years ended June 30, 2023, 2024 and 2025, there are no translation differences from the subsidiaries’ functional currency to the reporting currency as it pegged to the reporting currency (US$1: HK$7.8).

g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. For the years ended June 30, 2023, 2024 and 2025, the Company recognized an impairment loss from continuing operations of US$5,305, nil and nil on cash deposits held at Pingan Bank and Ningbo Bank, due to the lost de facto control of its PRC bank accounts. As of June 30, 2024 and 2025, the Company accrued the full amount provision of the bank balance.

h)	Short term investments

All investments with original maturities less than twelve months or investments that are expected to be realized in cash during the next twelve months are classified as short-term investments. The Company accounts for short-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Company classifies the short-term investments in debt securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. For the years ended June 30, 2023, 2024 and 2025, the Company recognized the interest income from short term investments of nil, nil and US$121, respectively. No impairment loss on short term investments was identified for the years ended June 30, 2023, 2024 and 2025, respectively.

i)	Current expected credit loss

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606.

The Company maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to financial assets, and the estimated credit losses charged to the allowance in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customer.

We recognized allowance from continuing operations of credit losses of US$6, US$49 and nil for other current assets for the years ended June 30, 2023, 2024 and 2025, respectively.

j)	Leases

The right-of-use assets and related lease liability are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

Right-of-use of assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liability. The cost of right-of-use assets includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended June 30, 2023, 2024 and 2025.

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

There was loss on early termination of lease from continuing operations of nil, nil and US$273 for the years ended June 30, 2023, 2024 and 2025.

The Company elected not to recognize short-term leases with an initial lease term of twelve months or less.

k)	Fair value of financial instruments

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

The carrying amount of cash and cash equivalents, deposit and other current assets, commission payables, due to related parties, other payables and accrued liabilities approximates fair value because of their short-term nature.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

l)	Impairment of Long-lived assets

All long-lived assets, which include tangible long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. There was no impairment for long-lived assets from continuing operations for the years ended June 30, 2023, 2024 and 2025.

m)	Revenue recognition

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

Revenue from continuing operations

Client referral service

Revenues generated from insurance referral service represents one-time referral fee the Company earns by serving as a referrer to insurance agency companies through facilitating the sales of various insurance products offered by the insurance companies.

The Company provides insurance brokerage referrer services by only referring clients to insurance brokers or insurance companies to purchase insurance products offered by insurance companies and receives introductions fees from insurance brokers or insurance companies regardless of the effectiveness of insurance products commencement and is not subject to rebates, returns or other variable consideration. The Company did not have further performance obligation after referring clients to insurance brokers or insurance companies to purchase insurance products offered by insurance companies. The Company enters into referral agreements with insurance brokers or insurance companies to specify key terms and conditions of each arrangement. The Company has minimal monitoring measures to control throughout all stages of referring process and has no right to obtain detailed information about matched agreements or related documents. These referral fees are normally calculated as a percentage of first year premium depending on the type of insurance product. The corresponding payment is applied against the customer’s transit periods typically do not exceed one month.

Under ASC 606, the Company evaluated whether it acts as a principal or agent in insurance referral service transactions by assessing whether it controls the specified service before transfer to the customer. The Company determined it acts as a principal because it: (i) is primarily responsible for fulfilling the promise to provide qualified insurance products referrals to insurance companies, (ii) has discretion in establishing the referral criteria and customer qualification process, and (iii) bears the risk associated with the quality and suitability of the referrals provided. As a principal, the Company recognizes revenue from insurance referral services on a gross basis, reflecting the full amount of consideration received from insurance companies.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

Revenue from discontinued operations

Wealth management service

It is mainly represented the insurance brokerage services which are considered to be rendered and completed, and revenue is recognized, at the time when referral service is completed and the receipts of referral fee. Accordingly, the Company does not accrue any insurance brokerage service prior to the receipt of the related insurance products referral fee. The revenue is not subject to rebates or returns.

Asset management service

Revenues generated from providing asset management service represents management fees and performance-based income the Company earns by serving as an investment manager. The revenue is not subject to rebates or returns.

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

Such revenues of performance-based income from providing asset management services are recognized at a point in time when the performance of the fund can be determined and the Company receive above-mentioned service fee. The revenue is not subject to rebates or returns.

The following tables present the Company’s revenues disaggregated by service line and timing of revenue recognition:

From continuing operations:

	Year Ended June 30,
	2023	2024	2025
	US$	US$	US$
Client referral service:
Revenues recognized at a point in time	15,256	21,818	-

Total net revenues from continuing operation	15,256	21,818	-

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

From discontinued operations:
	Year Ended June 30,		Two Months Ended August 31,
	2023	2024	2024
	US$	US$	US$

Wealth Management service:
Revenues recognized at a point in time	376	2,286	11

Asset management service:
Revenues recognized at a point in time	2,952	3,919	1,170

Total net revenues from discontinued operations	3,328	6,205	1,181

n)	Compensation and benefit

Compensation and benefits primarily include base salary, sales commission and other compensation and benefits of the Company’s relationship managers, who directly contribute to the Company’s revenues generation activities, such as distribution of insurance products under wealth management and provision of investment management services under asset management.

Unpaid commissions were separately presented as commission payable and commission payable-long term on the Company’s consolidated balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

o)	Other Income/(Expenses), Net

Net other income/(expenses) are recorded as a result of non-operating income or expenses, including one-off legal settlement amounts for a class action lawsuit brought against us and associated legal expenses, and loss on early termination of operating lease.

p)	Related party

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

q)	Income taxes

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

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

r)	Uncertain tax positions

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

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Company’s Hong Kong subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.10 (Revised) (“DIPN10”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. For the years ended June 30, 2023, 2024 and 2025, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of June 30, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. For the years ended June 30, 2023, 2024 and 2025, the Company does not have any entity that is under tax examination.

s)	Share-based compensation

The Company’s share-based payment transactions with employees are measured based on the grant-date fair value of the instruments, with recognition of either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award on straight line basis, which is generally the vesting period. Refer to Note 16 for details.

t)	Segment reporting

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for internal reporting.

u)	Earnings per share

The Company computes basic (loss)/income per share in accordance with ASC Topic 260, “Earnings per Share” by dividing the net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

v)	Commitments and contingencies

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

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

w)	Recent issued or adopted accounting standards

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued.

Accounting Standards Update (ASU) 2025-04, “Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer” was issued by the Financial Accounting Standards Board (FASB) on May 15, 2025. The main contents are as follows: Revising the Definition of Performance Conditions: ASU 2025-04 amends the definition of performance conditions in Topic 718. It includes conditions that are contingent on the purchase of goods or services by a customer (or a customer's customer) as performance conditions. For example, if an enterprise grants share-based consideration to a customer, and the vesting of this consideration is conditional on the customer purchasing a specified amount of goods or services, this condition will be regarded as a performance condition. Eliminating the Forfeiture Policy Election for Service Conditions: For share-based consideration payable to customers with service conditions, the ASU eliminates the accounting policy election for forfeiture. Entities are required to estimate expected forfeitures for all share-based consideration payable to a customer with a service condition, rather than having the option to choose whether to estimate forfeitures as before. Effective Date: The amendments in ASU 2025-04 are effective for all entities for annual reporting periods (including interim periods therein) beginning after December 15, 2026. Early adoption is permitted. In general, the purpose of ASU 2025-04 is to reduce diversity in practice and improve existing guidance, so as to more accurately regulate the accounting treatment of share-based consideration payable to customers.

In May 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this Update introduce a practical expedient for all entities and an accounting policy election for entities other than public business entities related to applying Subtopic 326-20 to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. (1) Practical expedient. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. (2) Accounting policy election. An entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company’s management does not believe the adoption of ASU 2025-05 will have a material impact on its financial statements and disclosures.

3.	Discontinued operations

On August 14, 2024, the Company exited its businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for $641. After the disposals, the Company no longer holds financial service licenses in Hong Kong

The disposal represented a strategic shift from providing wealth management service and asset management service to focusing on exploring opportunities in consumer technology, consumer healthcare and enterprise technology, that had a major effect on the Company’s operations and financial results and was accounted for as discontinued operations. The Company has classified the historical financial results of Wealth management and Asset management service as discontinued operations in the Company’s consolidated statements of operations and comprehensive loss for all periods presented.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

The following tables set forth statement of operations of discontinued operations which were included in the Company’s consolidated financial statements:

	Year Ended June 30,		Two Months Ended August 31,
	2023	2024	2024
	US$	US$	US$

Discontinued operations

Net revenues
Wealth management	376	2,286	11
Asset management	2,952	3,919	1,170
Total net revenues	3,328	6,205	1,181

Operating cost and expenses
Compensation and benefits	1,372	1,451	602
Sales and marketing expenses	536	359	-
General and administrative expenses	1,720	1,969	266
Asset impairment loss	-	2,158	-
Total operating cost and expenses	3,628	5,937	868

(Loss)/ income from operations	(300)	268	313

Other expense, net	(8)	(16)	(1)

(Loss)/ income before income tax expense	(308)	252	312
Income tax expense	-	(230)	(29)
Net (loss) / income from discontinued operations	(308)	22	283

Gain on disposal of subsidiaries from discontinued operations, net	-	-	138

(Loss)/ income for the year from discontinued operations, net of income taxes	(308)	22	421

Summarized cash flow information for discontinued operations is as follows:
Net cash flows provided by/ (used in) operating activities	370	(587)	(1,265)
Net cash flows (used in)/ provided by investing activities	(256)	-	33

The following table summarizes significant non-cash operating items and capital expenditures of discontinued operations included in the consolidated statements of cash flows for the periods presented.

Significant non-cash operating items
Amortization of intangible asset	13	51	-
Asset impairment loss	-	2,158	-
Significant investing activities:
Purchase of intangible asset	(256)	-	-

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

Loss from disposal of subsidiaries under discontinued operations:

	Wealth management business	Asset management business	Total
	US$	US$	US$

Considerations received	-	641	641
Less: Net assets disposed of	(134)	(369)	(503)

(Loss)/ gain from disposal of subsidiaries	(134)	272	138

Reconciliation of the carrying amount of assets and liabilities:

	As of June 30, 2024	As of August 31, 2025
	US$	US$
Assets
Cash and cash equivalents	1,873	608
Deposits, prepayments and other current assets	-	256
Due from related parties	-	93
Income tax receivable	-	220

Total Assets	1,873	1,177

Liabilities
Commission payable	859	378
Income tax payable	91	210
Due to related parties	1,970	86
Other payable and accrued liabilities	7	-

Total Liabilities	2,927	674

Net (liabilities)/ assets	(1,054)	503

4.	Deposits, Prepayments and Other Current Assets

	As of June 30,
	2024	2025
	US$	US$

Deposits, Prepayments and Other Current Assets	320	143

5.	Cash and cash equivalents

	As of June 30,
	2024	2025
	US$	US$

Cash and cash equivalents	13,311	950

6.	Property and Equipment, net

	As of June 30,
	2024	2025
	US$	US$

Electronic equipment, cost	66	18
Less: accumulated depreciation	(63)	(13)
Electronic equipment, net	3	5

Depreciation expenses from continuing operations for the years ended June 30, 2023, 2024 and 2025 were approximately US$94, nil and US$3, respectively.

For the years ended June 30, 2023, 2024 and 2025, no impairment loss from continuing operations was recognized for the Company’s property and equipment.

The Company periodically reviews the recoverable amount of property and equipment, certain electronic equipment was disposed or written off due to no longer in use or having become technically or economically obsolete.

For the years ended June 30, 2023, 2024 and 2025, cost for the electronic equipment disposed were nil, nil and US$50, respectively.

7.	Leases

Operating leases as lessee

The Company entered into operating lease agreements primarily for offices. As of June 30, 2025, the operating leases was mutually terminated in January 2025 and which is early before the maturity date of the right-of-use asset. A loss from early termination loss from continuing operations for the years ended June 30, 2023, 2024 and 2025 was recognized approximately nil, nil and US$273, respectively. As of June 30, 2024, the Company’s operating leases had a weighted average remaining lease term of 1.17 years. As of the same date, the Company’s operating leases had a weighted average discount rate of 3.50%.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

The following tables show right-of-use asset and lease liability, and the associated financial statement line items:

	As of June 30,
	2024	2025
	US$	US$

Assets
Right-of-use asset, net	1,235	-

Liability
Lease liability, current	1,059	-
Lease liability, non-current	250	-

The components of lease expenses are as follows:

	For the year ended June 30
	2024	2025
	US$	US$

Operating lease expense
Amortization of right-of-use asset	963	495
Interest of lease liability	61	17
Total	1,024	512

Maturities of lease liability were as follows:

	As of June 30,
	2024	2025
	US$	US$
Twelve months ending June 30,
2025	1,085	-
2026	250	-
Total lease payments	1,335	-
Less: imputed interest	26	-
Total	1,309	-

8.	Other payables and accrued liabilities

	As of June 30,
	2024	2025
	US$	US$

Accrued payroll	406	-
Other current liabilities	20	158
Total other payables and accrued liabilities	426	158

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

9.	Related party balance

The following table shows the balance of related party:

	As of June 30,
	2024	2025
	US$	US$

Hywin Enterprise Management Consulting (Shanghai) Co., Ltd.* (“Hywin Enterprise”)	9,518	-
Total due to related party	9,518	-

* The Company’s previously combined subsidiary in the PRC recorded as intercompany balances.

During the year ended 30, June 2025, Hywin Enterprise passed a shareholder resolution to irrevocably, without recourse, waive all outstanding balance due and was deemed as a capital injection into Santech Global BVI Limited.

10.	Income Taxes

The entities within the Company file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands (“BVI”)

Under the current laws of BVI, the Company’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to respective shareholders, no BVI withholding tax will be imposed.

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

For each years ended June 30, 2023, 2024 and 2025, the Company’s income before tax from continuing operations consisted of:

	Years Ended June 30,
	2023	2024	2025
	US$	US$	US$

HK	(3,161)	(765)	(5,673)

For each year ended June 30, 2023, 2024 and 2025, the Company’s income tax benefit from continuing operations consisted of:

	Years Ended June 30,
	2023	2024	2025
	US$	US$	US$
Income tax expenses
- Current year	-	-	-
- Prior year	-	-	117
	-	-	117

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

A reconciliation of the income tax expense determined at the HK statutory income tax rate to the Company’s actual income tax expense is as follows:

	Years Ended June 30,
	2023	2024	2025
	US$	US$	US$

Income before income tax expense	(3,161)	(765)	(5,673)
HK statutory income tax rate	16.5%	16.5%	16.5%
Income tax at HK statutory income tax rate	-	-	-
Tax effect of prior-year tax filing difference	-	-	117
Income tax expense	-	-	117

The Company’s deferred tax liabilities were recorded as a result of recognition of the identifiable intangible assets acquired from various acquisition transactions. As of June 30, 2024 and 2025, there was no deferred tax liabilities.

Total net operating losses (NOLs) carryforwards of the Company’s subsidiaries in Hong Kong are US$5,545 and US$8,074 as of June 30, 2024 and 2025, respectively. The NOLs of the Company’s subsidiaries in Hong Kong can be carried forward indefinitely. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax laws. As of June 30, 2024 and 2025, the Company’s recorded nil and nil deferred tax assets related to the NOLs.

11.	Equity

Ordinary shares

As of June 30, 2020, 50,000,000 ordinary shares were issued at par value, equivalent to share capital of US$5. On March 26, 2021, the Company completed its IPO of 3,000,000 ADSs at US$10.00 per ADS on NASDAQ. Each ADS represents two ordinary shares of the Company. On March 17, 2025, the Company effectuated a change of control and entered into a share subscription agreement with Carmel Holdings Limited and issued 112,000,000 restricted ordinary shares of the Company for consideration of approximately US$1,008.

As of June 30, 2024 and 2025, 56,000,000 and 168,000,000 ordinary shares were issued at par value, equivalent to share capital of US$6 and US$17, which number of shares was same as that outstanding as of the issuance date of the financial statements.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

12.	Loss Per Share

Basic and diluted loss per share are calculated as follows:

	Years Ended June 30,
	2023	2024	2025
	US$	US$	US$
Numerator:
Net (loss)/ income attributable to shareholders of Santech Holdings Ltd.
-from continuing operations	(3,161)	(765)	(5,790)
-from discontinued operations	(308)	22	421
-from continuing and discontinued operations	(3,469)	(743)	(5,369)

Denominator:
Denominator for basic loss per share:
Weighted average number of ordinary shares outstanding	56,000,000	56,000,000	88,131,148
Dilutive effect of outstanding share options	-	-	-
Denominator for diluted loss per share	56,000,000	56,000,000	88,131,148

From continuing operations
Basic loss per share	(0.06)	(0.01)	(0.07)
Diluted loss per share	(0.06)	(0.01)	(0.07)

From discontinued operations
Basic loss per share	(0.01)	0.00	0.00
Diluted loss per share	(0.01)	0.00	0.00

From continuing and discontinued operations
Basic loss per share	(0.06)	(0.01)	(0.06)
Diluted loss per share	(0.06)	(0.01)	(0.06)

Potential shares of common stock for the restricted share awards which were excluded from the computation of diluted EPS because their effect would have been anti-dilutive.

13.	Financial information of Parent Company

The Company was incorporated on July 19, 2019 and became parent company of the Company upon the completion of the Reorganization on September 29, 2019. The following disclosures presented the financial positions of the Parent Company as of June 30, 2023 and 2024, and results of its operations and its cash flows for the years ended June 30, 2023, 2024 and 2025, as if the current corporate structure has been in existence throughout the periods presented.

The condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements.

The Parent Company and its subsidiaries were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon combination.

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

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

Balance Sheets

(In thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2024	2025
	(US$)	(US$)

Asset
Due from related parties	27,968	25,982
Total Asset	27,968	25,982

Liability
Other payables and accrued liabilities	-	150
Total Liability	-	150

Shareholders’ Equity:

Shareholders’ Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 56,000,000 and 168,000,000 shares as of June 30, 2024 and 2025, respectively)	6	17
Additional paid-in capital	27,967	29,200
Accumulated deficit	(5)	(3,385)
Total Shareholders’ Equity:	27,968	25,832

Total Liability and Shareholders’ Equity:	27,968	25,982

Statements of Operations and Comprehensive Loss

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2023	2024	2025
	US$	US$	US$

Net loss	(118)	-	(3,380)

Statements of Cash Flows

(In thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2023	2024	2025
	US$	US$	US$

Cash flows used in operating activities	-	-	(1,008)
Cash flows provided by financing activities	-	-	1,008
Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of the year	-	-	-
Cash and cash equivalents at end of the year	-	-	-

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

14.	Employee Defined Contribution Plan

Obligations for contributions to defined contribution retirement plans for full-time employees in Hong Kong, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits for the continuing operations were approximately US$65 and US$82 and US$12 for the years ended June 30, 2023, 2024 and 2025, respectively.

15.	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of June 30, 2025, all of the Companies’ cash and cash equivalents were held by major financial institutions located in Hong Kong and United State of America. The Company believes that these financial institutions located in Hong Kong and United State of America are of high credit quality. For deposit to suppliers, the Company extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Company’s finance team is responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Company considers that the Company’s credit risk for deposit to suppliers is significantly reduced.

Concentration of customers

The following tables summarized the information about the Company’s concentration of customers from continuing operations for the years ended June 30, 2023, 2024 and 2025, respectively:

	A	B	C
Year Ended June 30, 2025
Revenues, customer concentration risk	0%	0%	0%

Year Ended June 30, 2024
Revenues, customer concentration risk	73%	27%	0%

Year Ended June 30, 2023
Revenues, customer concentration risk	52%	48%	*

* Less than 2%.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

16.	Share-based Compensation

Restricted Shares Awards

On December 6, 2020, the Company adopted a share incentive plan (or the “2020 Plan”), which provides for the granting of restricted shares to employees of the Company. Under the Share Incentive Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of the Company immediately prior to completion of our public offering. The restricted share awards under 2020 Plan granted to employees contain an explicit service condition, under which the awards will be considered to be forfeited if the grantees resigned within 3 years or 4 years after the date of grant. The foregoing vesting schedule notwithstanding, if the grantee’s continuous service terminates before all of his or her restricted shares have vested due to retirement, the restricted shares shall remain outstanding and eligible for vesting based on the vesting schedule. Notwithstanding the standard vesting schedule, all unvested restricted shares shall immediately vest in full if the grantee’s continuous service is terminated (i) by the Company without cause or by the grantee for good reason at any time prior to the scheduled vesting dates, (ii) within twelve months following a change in control, or (iii) due to the grantee’s death or disability.

The summary of activities of the service-based restricted share awards under the 2020 Plan during the years ended June 30, 2025 is presented as follows:

	Number of restricted shares	Weighted average grant date fair value (US$)

Awarded and unvested as of July 1, 2024	-	-
Granted	1,776,000	1.19
Forfeited/Cancelled	-	-
Vested	-	-
Awarded and unvested of June 30, 2025	1,776,000	1.19

For the year ended June 30, 2025, 1,776,000 restricted shares were granted under the 2020 Plan, all of which remain outstanding and unvested. The Company recognized share compensation expense for the share options under the 2020 Plan of US$272 for the years ended June 30, 2025.

As of June 30, 2025, total unrecognized compensation cost related to unvested share-based awards related to restricted shares was approximately US1,877, which is expected to be recognized over a weighted-average period of 3.7 years.

2019 Option Plan

On September 30, 2019, the Company adopted a share option plan (the “2019 Option Plan”) for the employees to purchase ordinary shares of the Company. Under the 2019 Option Plan, the maximum aggregate number of ordinary shares available for issuance would be 2,250,000 ordinary shares. The options under 2019 Option plan granted to employees contain an explicit service condition, which the options will be considered to be forfeited if the grantees resigned within 5 years after the date they joined the 2019 Option plan (“5-year condition”). Also, all grantees were restricted to convert the options into ordinary shares until a certain period subsequent to the IPO date (“lock up period”). If the grantee resigned from the Company before the IPO or during the lock up period, the Company has the right to cancel their options. The 5-year condition and lock up period are service condition and the exercise of the options were contingent to the IPO, which is a performance condition.

SANTECH HOLDINGS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

The following table summarizes the option activities under the 2019 Option Plan during the years ended June 30, 2023, 2024 and 2025, respectively:

	Number of options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (US$)

Outstanding and exercisable
As of June 30, 2023	1,883,803	0.15	5.03
Forfeited	-	-	-
Exercised	-	-	-
As of June 30, 2024	1,883,803	-	5.48
Forfeited	(1,883,803)	-	-
Exercised	-	-	-
As of June 30, 2025	-	-	-

For the year ended June 30, 2021, 2,250,000 options were granted under the 2019 Option plan. The Company recognized share compensation expense for the share options under the 2019 Option plan of US$753, US$102 and nil for the years ended June 30, 2023, 2024 and 2025, respectively. The 2019 Option Plan has been terminated for the year ended June 30, 2025.

17.	Commitments and contingencies

a.	Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2024 and 2025 and through the issuance date of these consolidated financial statements.

b.	Lease commitment

The following table sets forth the Company's future minimum lease payments under the non-cancellable operating lease obligations with respect to the office as of June 30, 2025 are payable as follows:

US$
Within 1 year	56
Total	56

18.	Subsequent Events

The Company has evaluated subsequent events through October 17, 2025, the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.