Form 20-F
period 2026-06-30
BitVentures Ltd
filed 2026-10-16
CIK 1785680

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-40238

BitVentures Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Level 15, AIA Central No.1 Connaught Road Central Central, Hong Kong
(Address of principal executive offices)

Lawrence Wai Lok, Chairman and CEO
Telephone: +852 2593 9309 Email: ir@bitventures.io Level 15, AIA Central No.1 Connaught Road Central Central, Hong Kong
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value US$0.0020 per share	BVC	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

8,484,581 ordinary shares, par value US$0.0020 per share, as of June 30, 2026.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“ASIC” refers to application-specific integrated circuit;

●	“BTC,” “DOGE” and “LTC” refer to Bitcoin, Dogecoin and Litecoin, respectively;

●

“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

●

“GH/s,” “TH/s,” “PH/s” and “EH/s” refer to gigahash, terahash, petahash and exahash per second, respectively, each of which is a measure of hashrate, being the number of hash computations performed per second;

●	“HK$,” “HK dollars,” and “HKD” refer to the legal currency of Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

●	“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2012, as amended;

●	“Nasdaq” refers to The Nasdaq Stock Market LLC;

●	“ordinary shares” refers to our ordinary shares, par value US$0.0020 per share;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended;

●

“Share Consolidation” refers to the consolidation of every twenty issued and unissued ordinary shares of par value US$0.0001 each into one ordinary share of par value US$0.0020 each, which was approved by an extraordinary general meeting held on December 19, 2025; unless otherwise indicated, share and per share data in this annual report have been retroactively adjusted to give effect to the Share Consolidation;

●	“BitVentures,” “we,” “us,” “the Company,” “our company,” “the Group” and “our” refer to BitVentures Limited, an exempted company incorporated in the Cayman Islands, and its subsidiaries;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“VIE” refers to variable interest entity.

Our reporting currency is U.S. dollars. The majority of our business during the reporting period was conducted in either U.S. dollars or Hong Kong dollars. This annual report contains translations of Hong Kong dollars into U.S. dollars at specific rates solely for the convenience of the reader. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a rate of HK$7.80 to US$1.00. We make no representation that any Hong Kong dollar amounts could have been, or could be, converted into U.S. dollars at the specific rate stated above. Furthermore, there is no assurance that Hong Kong’s currency pegging policy will not be changed in the future. If the pegging policy changes or if Hong Kong dollars suffer devaluation, our business, financial condition and results of operations could be materially and adversely affected.

BitVentures Limited is a Cayman Islands holding company, with operating subsidiaries primarily in Hong Kong and the United States. We are a technology company focusing on developing early-stage technology businesses, and actively build, operate and scale our businesses in order to achieve growth. Our two key growth segments are e-commerce and digital assets, and we seek to develop additional businesses in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures.

During the fiscal year ended June 30, 2026, our primary businesses reported in our financial statements were e-commerce, digital assets and client referral services. In the first half of fiscal year 2026, the Company began official rollout of its e-commerce segment. The Company operated its e-commerce segment under a resale model, offering high-demand products such as consumer electronics, toys, and other consumer products via its storefront on Amazon. The Company transacted approximately US$0.14 million of gross merchandise volume (“GMV”) and over 1,800 customer orders in its e-commerce segment during fiscal year 2026. The Company intends to leverage its current e-commerce incubation as a launchpad for scaling additional product lines and revenue growth in its e-commerce segment. Starting in the second half of fiscal year 2026, the Company began official rollout of its digital assets segment. As of the date of this annual report, the Company has procured approximately 39 PH/s of Bitcoin (SHA-256) mining hardware and 0.3 TH/s of Scrypt-based (Litecoin and Dogecoin) mining hardware, and has currently installed an aggregate of approximately 39 PH/s of Bitcoin mining hashrate and 0.3 TH/s of Scrypt-based mining hashrate, at multiple third-party datacenter facilities in the United States with which the Company has contracted. The Company plans to continue to deploy additional mining equipment to grow its digital asset presence subject to market conditions and capital availability.

During the fiscal years ended June 30, 2024 and 2025, the Company underwent a series of restructurings to completely exit all of our legacy wealth management and asset management businesses in Hong Kong and in mainland China. On August 14, 2024, we exited our businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited, Hywin International Insurance Broker Limited, Haiyin International Asset Management Limited, and Hywin Asset Management (Hong Kong) Limited. After the disposals, the Company no longer holds financial service licenses in Hong Kong. As a result of this strategic exit, for the years ended June 30, 2025 and 2024, we have reclassified our historical financial results relating to overseas wealth management and asset management services under discontinued operations. On June 28, 2024, we exited the wealth management businesses in China by terminating the variable interest entity (“VIE”) arrangements with Hywin Wealth Management, which, along with its subsidiaries, provided wealth management services in mainland China. The Company’s combined financial statements for the year ended June 30, 2024 were prepared excluding its historical PRC subsidiaries and VIEs. See “Item 4. Information on the Company—A. History and Development of the Company” for details of our corporate history.

Since fiscal year 2025, we no longer have any operations, offices or any employees in mainland China. The Company has also completely migrated its business data, information systems and business infrastructure outside of mainland China. We believe we have ceased to be a “China concept stock.”

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our business strategies, plans, goals and objectives, especially those relating to e-commerce, digital assets, consumer and enterprise technology sectors;

●	our future business development, financial condition and results of operations;

●	our expectations regarding demand for and market acceptance of our existing and future products and services;

●	uncertainties and volatilities pertaining to digital assets and cryptocurrencies;

●	fluctuations in the prices of Bitcoin and other digital assets, network difficulty and mining rewards, and the availability and cost of mining hardware, hosting capacity and electricity;

●	projections of revenue, earnings, capital structure and other financial items;

●	the capabilities of our business operations;

●	expected future economic performance;

●	our expectation regarding the use of proceeds from our financing activities;

●	relevant government policies and regulations relating to the industries in which we operate;

●	the impact of public health crises or natural disasters;

●	competition in the industries in which we operate; and

●	general economic and business conditions in the markets in which we operate.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

Our Corporate Structure

The Company’s major subsidiaries as of the date of this annual report are summarized as follows:

	Date of	Percentage of	Place of	Principal business
Name of subsidiaries	incorporation	ownership	incorporation	activities
New Innovations BVI Limited	June 27, 2025	100%	BVI	Investment holding

New Innovations Limited	March 15, 2023	100%	Hong Kong	Technology development

BitVentures America Inc	September 16, 2015	100%	United States	Technology development

Freedom Mining LLC	November 3, 2025	100%	United States	Digital assets

BTV-NDR eCommerce LLC	July 29, 2025	100%	United States	E-commerce

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Provision of client referral services

Condensed Consolidated Balance Sheets

	As of June 30,
	2025	2026
	(US$)	(US$)
	(US$ in thousands, except for share and per share data, or otherwise stated)
Assets
Current assets:
Cash and cash equivalents	950	4,463
Short-term investments	8,791	7,011
Accounts receivable, net	—	2
Deposits, prepayments and other current assets	143	74
Inventories	—	34
Digital assets	—	71
Total current assets	9,884	11,655

Non-current assets:
Property and equipment, net	5	403
Right-of-use asset	—	58
Long-term investment	—	2,100
Total non-current assets	5	2,561

Total Assets	9,889	14,216

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	—	15
Other payables and accrued liabilities	158	208
Lease liability	—	37
Total current liabilities	158	260

Non-current liability
Lease liability	—	23
Total non-current liability	—	23

Total Liabilities	158	283

Shareholders’ Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 168,000,000 shares as of June 30, 2025; and US$0.0020 par value; authorized 100,000,000 shares; issued and outstanding 8,484,581 shares as of June 30, 2026)	17	17
Additional paid-in capital	45,783	46,578
Accumulated deficit	(36,069)	(32,645)
Accumulated other comprehensive loss	—	(17)
Total Shareholders’ Equity	9,731	13,933

Total Liabilities and Shareholders’ Equity	9,889	14,216

Condensed Consolidated Results of Continuing Operations

	Years Ended June 30,
	2024	2025	2026
	(US$)	(US$)	(US$)
	(US$ in thousands, except for share and per share data, or otherwise stated)
Revenues
Digital assets	—	—	90
E-commerce	—	—	119
Client referral services	21,818	—	289
Total revenues	21,818	—	498

Operating cost and expenses
Cost of revenues
Digital assets, exclusive of depreciation	—	—	61
Digital assets, depreciation	—	—	62
E-commerce	—	—	91
Compensation and benefits	15,808	—	—
Depreciation and amortization	1,014	498	18
Loss on digital assets	—	—	18
Share-based compensation expenses	102	236	795
Sales and marketing expenses	3,131	530	42
General and administrative expenses	2,537	2,421	1,676
Total operating cost and expenses	22,592	3,685	2,763

Loss from operations	(774)	(3,685)	(2,265)

Other income/(expenses)
Interest (expense)/income, net	(61)	121	338
Other income/(expense), net	70	(2,109)	5,351
Total other income/(expenses), net	9	(1,988)	5,689

(Loss)/income before income tax expense	(765)	(5,673)	3,424
Income tax expense	—	117	—
Net (loss)/income from continuing operations	(765)	(5,790)	3,424

Other comprehensive loss
Unrealized losses on short-term investments	—	—	(17)

Net (loss)/income and comprehensive loss from continuing operations	(765)	(5,790)	3,407

Condensed Consolidated Statements of Cash Flows

	Years Ended June 30,
	2024	2025	2026
	(US$)	(US$)	(US$)
	(US$ in thousands, except for share and per share data, or otherwise stated)
Cash flows from operating activities
Net (loss)/income for the year	(743)	(5,369)	3,424
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Depreciation	51	3	62
Amortization of right-of-use assets	963	495	14
Expected credit loss	49	—	—
Share-based compensation expenses	102	236	795
Loss on digital assets	—	—	18
Loss on early termination of right-of-use asset	—	273	—
Write-off of property and equipment	—	—	4
Gain from disposal of subsidiaries	—	(138)	—
Asset impairment loss	2,158	—	—
Changes in deferred taxes	(324)	—	—
Changes in operating assets and liabilities
Accounts receivable	—	—	(2)
Deposits, prepayments and other current assets	(45)	(397)	69
Digital assets	—	—	(89)
Inventories	—	—	(34)
Accounts payable	—	—	15
Commission payable	(56)	(482)	—
Income tax payable	36	(102)	—
Lease liability	(1,024)	(525)	(12)
Other payables and accrued liabilities	18	(275)	50
Due to related party	1,379	(201)	—
Net cash provided by/(used in) operating activities	2,564	(6,482)	4,314

Cash flows from investing activities
Placement of short-term investments	—	(8,791)	(13,240)
Proceeds from disposal and maturity of short-term investments	—	—	12,903
Purchase of property and equipment	—	(2)	(464)
Net cash inflow from disposal of subsidiaries	—	33	—
Net cash used in investing activities	—	(8,760)	(801)

Cash flows from financing activity
Proceeds from issuance of ordinary shares	—	1,008	—
Net cash provided by financing activity	—	1,008	—

Net increase/(decrease) in cash and cash equivalents	2,564	(14,234)	3,513

Cash and cash equivalents at beginning of the year	12,620	15,184	950
Cash and cash equivalents at end of the year	15,184	950	4,463

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

BitVentures Limited is a Cayman Islands holding company, with operating subsidiaries in Hong Kong and the United States. We are a technology company focusing on developing early-stage technology businesses, and actively build, operate and scale our businesses in order to achieve growth. The Company’s two key growth segments are currently e-commerce and digital assets, and the Company seeks to develop additional businesses in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures.

Risks associated with our business primarily arise from our plan to develop, acquire or invest in new technology ventures. There is the risk that any technology businesses that we develop, acquire or invest in may not be successful, or such new business may not be profitable at all. In addition, any products that we develop or distribute in our e-commerce business segment might encounter a decline in value or a decrease in sales, which could adversely affect our revenues and profitability. Our operations in digital assets also subject us to heightened uncertainties and volatilities. Furthermore, our business might also be adversely affected if we are unable to comply with laws and regulations applicable to our business and services, such as laws and regulations relating to data and cybersecurity, and intellectual property. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business.”

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings:

Risks Related to Our Business

●

We underwent a series of corporate restructurings in fiscal years 2024 and 2025. We are at an early stage of business transformation, and may not be able to effectively implement our future business strategies and investment, in which case our business and results of operations may be materially and adversely affected.

●	We have a history of losses and may not achieve profitability.

●	We face a number of operational and financial risks in our e-commerce business.

●

We are substantially dependent on third-party marketplaces for our e-commerce operations, and are subject to platform policies; any suspension, delisting, or policy changes could materially affect our operations.

●	We face sourcing and procurement risks in our e-commerce business.

●	We need to rely on access to third-party intellectual property, which may not be available to the Company on commercially reasonable terms, or at all.

●	As a reseller of consumer electronics, toys and other consumer products, we may be subject to product liability, warranty, and consumer product safety and advertising regulatory risk.

●

We depend on a limited number of third-party suppliers and service providers for our digital assets business, including our mining hardware manufacturer, hosting and colocation providers, power supply, and mining pool operator, and any disruption to these relationships could materially and adversely affect our business.

●

Bitcoin and other digital asset prices are highly volatile, and our reported financial results may fluctuate significantly as a result of digital asset price movements independent of our underlying operating performance.

●	We rely on a third-party custodian to safeguard the digital assets we hold, and any security breach, operational failure, or insolvency of our custodian could result in the loss of our digital assets.

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

●

Our controlling shareholder and our Chairman and Chief Executive Officer are able to exert significant influence over our Company, whose interests may differ from, or conflict with, those of our other shareholders.

●	We may face intellectual property infringement claims that could be time consuming and costly to defend and may result in the loss of significant rights by us.

●	We have limited insurance coverage.

●

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses in internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Risks Related to Doing Business in Hong Kong

●	Changes and developments in the political and economic policies of the PRC government may materially and adversely affect our business in Hong Kong.

●

If the PCAOB is unable to inspect or investigate completely our auditor as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ordinary shares. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditor would deprive our investors of the benefits of such inspections.

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

●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

Risks Related to Our Ordinary Shares

●	The market price of our ordinary shares has been and may continue to be volatile, which could result in substantial losses to investors.

●	Our ordinary shares have been, and may continue to be, thinly traded, and our limited public float may result in lower liquidity and greater price volatility.

●	If we fail to meet the continued listing requirements of Nasdaq, our ordinary shares could be delisted, which would adversely affect the liquidity and market price of our ordinary shares.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

●	The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

●

We may issue additional ordinary shares or other equity or equity-linked securities in the future, which could dilute your ownership interest and adversely affect the market price of our ordinary shares.

●	We do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our ordinary shares for a return on your investment.

●	Techniques employed by short sellers may drive down the market price of our ordinary shares.

●

We are a “controlled company” within the meaning of the Nasdaq listing rules and may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	We have ceased to qualify as an “emerging growth company,” and we will continue to incur significant costs as a result of being a public company.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act and are therefore exempt from certain provisions applicable to U.S. domestic issuers.

●

We may lose our foreign private issuer status in the future, including as a result of possible changes to the SEC’s eligibility criteria, which could result in significant additional costs and expenses.

●

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.

●

We may be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

Risks Related to Our Business

We underwent a series of corporate restructurings in fiscal years 2024 and 2025. We are at an early stage of business transformation, and may not be able to effectively implement our future business strategies and investment, in which case our business and results of operations may be materially and adversely affected.

In 2024 and 2025, we underwent a series of corporate restructurings. As of the date of this annual report, we have terminated our historical businesses in China. We no longer have operations, offices or employees in China. We have also exited our historical businesses in overseas wealth management and asset management in Hong Kong. As such, our reported historical financial results may not be indicative of our future performance.

We have repositioned to become a technology company. The Company is currently operating businesses in e-commerce and digital assets, and may target opportunities in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures. However, our new business strategy is currently at an early stage and we cannot assure you that our business development in the technology sector will succeed at all. We may also seek other new business strategies, new business opportunities or new business acquisitions or partnerships from time to time, and we may seek such new business strategies, new business opportunities or new business acquisitions or partnerships in any sectors outside of the e-commerce, digital assets, or other technology sectors. We may also expand into new geographic markets we believe are attractive from time to time. We cannot assure you that any such new businesses will be profitable or will succeed at all.

Investment in new business strategies is inherently risky and could materially adversely affect the Company’s business, reputation, results of operations and financial condition. Such endeavors in new business strategies or acquisitions may involve significant risks and uncertainties, including limitation of management’s resources, greater-than-expected liabilities and expenses, economic, political, legal and regulatory challenges associated with operating in new businesses, regions or countries, inadequate return on capital, potential impairment of tangible and intangible assets, and significant write-offs. Investment and acquisition transactions are exposed to additional risks, including failing to obtain required regulatory approvals on a timely basis or at all, or the imposition of onerous conditions that could delay or prevent the Company from completing a transaction or otherwise limit the Company’s ability to fully realize the anticipated benefits of a transaction. These new ventures are inherently risky and may not be successful. The failure of any significant investment could materially adversely affect the Company’s business, reputation, results of operations and financial condition.

In addition, we cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, and we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We have a history of losses and may not achieve profitability.

We have incurred losses from operations of US$0.8 million, US$3.7 million and US$2.3 million for the fiscal years ended June 30, 2024, 2025 and 2026, respectively. We believe that we will continue to incur operating losses and may incur net losses until we are able to generate sufficient revenue and contribution margin from our continuing operations, which may not occur at all, or may take longer than we currently expect.

Furthermore, our legacy client referral services business may not be sustainable, and it is not a core focus of our business strategy, and we may scale it back or discontinue it at our discretion; accordingly, it should not be relied upon as representative of our future business or financial results. Our two growth segments, namely e-commerce and digital assets, remain new and unproven for us, having only recently commenced operations, and we cannot assure you that either will grow to a scale sufficient to generate significant revenue or contribution margin, or that either will become profitable at all.

We face a number of operational and financial risks in our e-commerce business.

As we continue to operate and expand our e-commerce business, and particularly given its early stage, we expect our operating and financial results to vary significantly from period to period due to a number of factors, including changes in demand for our products, our ability to acquire new customers and encourage repeat purchases, our ability to source products consistently and on favorable terms, our ability to manage inventory levels, general economic conditions affecting consumer discretionary spending, advertising and marketing costs, and the costs of developing and expanding our product lines. The e-commerce industry is highly competitive, and we compete against companies with substantially greater financial, marketing, and operational resources. We cannot assure you that we will achieve or sustain profitability in our e-commerce business.

We are substantially dependent on third-party marketplaces for our e-commerce operations, and are subject to platform policies; any suspension, delisting, or policy changes could materially affect our operations.

Substantially all of our e-commerce revenue is generated through sales on Amazon's marketplace. We do not control Amazon's platform, and Amazon may at any time, and without advance notice, change its fee structure, search or ranking algorithms, listing requirements, seller performance standards, or other policies applicable to third-party sellers, any of which could reduce the visibility, competitiveness, or profitability of our product listings. Amazon may also suspend or terminate our seller account, or restrict specific listings, based on its assessment of our performance metrics, customer complaints, or intellectual property or authenticity claims made by third parties against our listings, including claims that we are not an authorized reseller of a given brand, regardless of whether any such claim is ultimately meritorious. Separately, Amazon competes directly with third-party sellers, including us, through its own private-label and wholesale offerings, which may further reduce the visibility or competitiveness of our listings. Any suspension, delisting, or material adverse policy change could immediately and materially reduce our revenue, and we may have limited or no recourse against Amazon in such circumstances.

We face sourcing and procurement risks in our e-commerce business.

We source substantially all of our e-commerce inventory from wholesalers, distributors, liquidators, and other secondary-market sources and marketplaces such as eBay. We do not have long-term supply agreements with most of the wholesalers and sellers from whom we procure, and we may experience shortages, price increases, quality issues, or longer lead times that could negatively affect our operations. If any of our key sourcing relationships were to deteriorate or terminate, we may not be able to identify and onboard replacement sources on comparable terms, or at all, in a timely manner. Furthermore, because we source inventory through wholesale and secondary-market channels rather than directly from manufacturers or brand owners, we also face a risk that products we acquire and resell may be counterfeit, diverted from authorized distribution channels, or otherwise not genuine, despite our efforts to source only authentic, legitimately-obtained inventory. If any of our listings are challenged by a brand owner, intellectual property holder, or Amazon itself as counterfeit or unauthorized, we could face listing removal, account suspension, intellectual property infringement claims, and reputational harm, any of which could materially and adversely affect our business. In addition, products sourced outside of a manufacturer's authorized distribution channel may not carry a valid manufacturer's warranty, which could affect customer satisfaction and expose us to returns, chargebacks, or customer claims.

We need to rely on access to third-party intellectual property, which may not be available to the Company on commercially reasonable terms, or at all.

We need to rely on access to third-party intellectual property, which may not be available to us on commercially reasonable terms, or at all. With respect to our e-commerce business, we generally resell genuine, previously-sold or wholesale-sourced consumer products rather than manufacturing our own products, and we do not believe that the resale of such genuine products, in and of itself, generally requires a license from the applicable brand owner or intellectual property holder under applicable trademark and copyright exhaustion (or "first sale") principles. However, certain brand owners restrict resale of their products to authorized distribution networks, may pursue claims against unauthorized resellers notwithstanding the first sale doctrine, including for trademark claims based on materially different product condition, packaging, or warranty status, and certain online marketplaces, including Amazon, require seller-specific authorization to list certain gated brands or product categories regardless of the legal availability of a first-sale defense. We cannot assure you that we will always be able to obtain any required marketplace authorization, or that we will not face claims from brand owners notwithstanding our efforts to remain compliant with platform policies and applicable laws and regulations.

As a reseller of consumer electronics, toys and other consumer products, we may be subject to product liability, warranty, and consumer product safety and advertising regulatory risk.

We resell consumer electronics and other consumer products manufactured by third parties. Although we do not manufacture these products, we may nonetheless be named as a defendant in product liability claims relating to defective, unsafe, or non-compliant products, and applicable law in some circumstances imposes obligations or liability on resellers, importers, or private labelers of consumer products independent of the original manufacturer. As a seller of consumer products in the United States, we may also be subject to oversight by the U.S. Consumer Product Safety Commission ("CPSC"), including recall, reporting, and certification obligations applicable to certain product categories, and by the Federal Trade Commission ("FTC") with respect to advertising claims, endorsements, and other marketing practices. Any product liability claim, recall, or regulatory enforcement action, regardless of merit, could result in significant costs, reputational harm, and diversion of management attention, and we may not carry sufficient insurance to cover all such claims.

Our entry into cryptocurrencies and digital assets may subject us to heightened operational, regulatory, financial and cybersecurity risks.

As we continue to operate and expand our businesses in cryptocurrency and digital assets, we may engage in the mining, trading, acquiring and selling of cryptocurrencies and digital assets. We have a limited operating history in the cryptocurrency and digital asset industries, which makes it difficult to forecast our prospects and future results of operations. You should take into account the risks and uncertainties frequently encountered by companies operating in the cryptocurrency and digital asset industries. Our operations and financial results could decline for a number of reasons, including changes in government regulations, heightened volatilities or reduction in the value of cryptocurrencies, any changes in blockchain technologies, intense competition in the cryptocurrency and digital asset industries, or any unforeseen security breaches and cyberattacks.

The regulatory framework applicable to digital assets and cryptocurrency mining in the United States remains unsettled and continues to evolve at the federal and state levels. Although the staff of the SEC stated in March 2025 that proof-of-work mining activities of the type we conduct do not involve the offer and sale of securities, and the GENIUS Act enacted in July 2025 established a federal framework for payment stablecoins, comprehensive market structure legislation, including the Digital Asset Market Clarity Act, which was passed by the U.S. House of Representatives in July 2025, failed to advance in the U.S. Senate in September 2026, and it is not possible to predict whether or when such legislation will be enacted or what form it will take. In addition, federal and state regulators and legislatures have adopted or proposed measures relating to the energy consumption, environmental impact, siting and ownership of cryptocurrency mining operations, and the tax treatment of digital assets. Changes in laws, regulations or their interpretation, or the adoption of new laws or regulations, could require us to modify or cease certain activities, increase our compliance costs, restrict our access to banking, custody, hosting or other services, or adversely affect the value of the digital assets we mine and hold. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in the United States.”

We depend on a limited number of third-party suppliers and service providers for our digital assets business, including our mining hardware manufacturer, hosting and colocation providers, power supply, and mining pool operator, and any disruption to these relationships could materially and adversely affect our business.

We rely on a limited number of suppliers and service providers to provide us with products and services critical to our digital assets business, including mining equipment, hosting and colocation facilities, mining pool services, and repair and operational expertise. We do not have long-term contracts with all such suppliers and service providers, and the price and availability of mining equipment and related resources may fluctuate significantly with the price of Bitcoin and other digital assets, as higher digital asset prices tend to increase industry-wide demand for mining hardware and hosting capacity and correspondingly increase our costs. We may not be able to obtain such products and services on commercially reasonable terms, or at all, particularly during periods of high industry-wide demand, which could have a material adverse effect on our business, financial condition, and results of operations.

We do not own the datacenters or colocation facilities at which our mining hardware is hosted, and we depend on third-party hosting and colocation providers to supply electric power, connectivity, and maintenance services. Our hosting arrangements typically have terms of approximately one to two years, and we cannot assure you that any hosting agreement will be renewed on similar terms, or at all, upon expiration. If any of our hosting providers is unable or unwilling to continue supplying sufficient power or services, breaches or fails to fulfill its hosting agreement with us, or experiences financial distress or insolvency, we may need to relocate the affected mining hardware to an alternative facility, which may have a less favorable cost structure or may not be available on a timely basis, and our hashrate and revenue could be adversely affected during any transition period. In the event of a hosting provider's bankruptcy, insolvency, or other financial distress, we may also face delays, disputes, or additional costs in recovering our mining hardware, including as a result of restrictions on access to the provider's premises or claims asserted by the provider's creditors, notwithstanding our ownership of such hardware. In addition, certain U.S. states and localities have adopted or proposed restrictions specific to cryptocurrency mining, including energy curtailment or demand-response requirements, moratoria, or mining-specific taxes or permitting requirements, which may affect our hosting providers' ability or cost to supply power to us at one or more sites. As of the date of this annual report, our mining hardware is hosted across multiple facilities and geographic locations in the United States, which we believe reduces, but does not eliminate, our exposure to disruption at any single site.

Substantially all of our mining hardware is manufactured by Bitmain due to its upstream market dominance, whose mining hardware is manufactured primarily in China, and we do not have a diversified base of hardware suppliers. We purchase our mining hardware primarily from U.S.-based vendors and distributors rather than importing hardware ourselves, which we believe reduces our direct exposure to U.S. customs enforcement actions relating to the country of origin of such hardware. Nonetheless, any increased tariffs, import duties, or trade restrictions affecting Bitmain or the broader supply chain for digital asset mining hardware would likely be passed through to us, in whole or in part, by our vendors in the form of higher prices, even though we do not import such hardware directly. In addition, our reliance on a single hardware manufacturer exposes us to risks including product defects, warranty and technical support limitations, and our inability to obtain additional hardware on favorable terms, or at all, if our relationship with Bitmain, our vendors, or our distributors were to deteriorate. Furthermore, digital asset mining hardware is also subject to rapid technological change, with newer generations of mining equipment offering meaningfully improved efficiency typically introduced every one to two years. As network-wide hashrate and difficulty increase, we may be required to make continuing capital expenditures to acquire newer generations of mining hardware in order to remain competitive, and we cannot assure you that we will have sufficient capital to do so, or that we will be able to upgrade our hardware fleet as quickly as our competitors.

We also depend on a limited number of mining pool operators to aggregate our hashrate contribution with that of other participants and calculate and distribute our share of mining rewards. We rely on the mining pool operator's own record-keeping and calculations to determine our proportionate share of rewards, and we have limited ability to independently verify, and limited recourse in the event of any inaccuracy in, such calculations. While we generally select mining pool operators that maintain industry-standard security and operational control certifications, such as SOC 1 or SOC 2 attestations, we do not independently audit our mining pool operators, and we cannot assure you that they will not become subject to regulatory action, security breaches, or operational disruptions that could affect our ability to receive mining rewards. If we are unable to maintain our relationship with our current mining pool operators on favorable terms, or if we experience errors, delays, or disruptions in reward distribution, our revenue and results of operations could be adversely affected.

Bitcoin and other digital asset prices are highly volatile, and our reported financial results may fluctuate significantly as a result of digital asset price movements independent of our underlying operating performance.

Bitcoin and other digital asset prices are highly volatile, and our mining revenue and profitability are directly affected by fluctuations in digital asset prices, network difficulty, and periodic halving events that reduce mining rewards, all of which are outside our control. We hold digital assets on our balance sheet, which are measured at fair value with changes in fair value recognized in our net income each period. As a result, our reported financial results may fluctuate significantly from period to period based solely on digital asset price movements, independent of our operating performance, and may not be comparable across periods or to companies that account for digital assets differently.

We rely on a third-party custodian to safeguard the digital assets we hold, and any security breach, operational failure, or insolvency of our custodian could result in the loss of our digital assets.

We currently rely entirely on a third-party institutional custodian to hold and safeguard our digital assets. Our custodian is licensed by the New York State Department of Financial Services to engage in virtual currency business activity. Notwithstanding this licensure, our custodian's systems and controls may be subject to security breaches, hacking, employee or insider misconduct, or operational errors, any of which could result in the loss, theft, or inaccessibility of our digital assets, and we may have limited or no recourse or insurance recovery in such an event. In addition, in the event of our custodian's bankruptcy, insolvency, or other financial distress, there can be no assurance that digital assets held in custody on our behalf would be treated as segregated from the custodian's own assets or would not become subject to claims by the custodian's creditors or a bankruptcy estate, notwithstanding any contractual segregation arrangements between us and our custodian. We may in the future adopt cold storage or other self-custody arrangements for some or all of our digital assets, which would reduce our reliance on a third-party custodian but would introduce different operational and security risks that we would need to manage directly.

Our future success depends on the continuing efforts to retain our existing management team and other key employees as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.

Our future success depends heavily on the continued services of our current executive officers and senior management, including our Chairman and CEO, Lawrence Wai Lok. Our Chairman and CEO, Lawrence Wai Lok, possesses extensive experience in the technology sector, which includes sourcing and executing investments, mergers and acquisitions and corporate financing in the technology sector given his 20 years of experience in investment banking and capital markets. We are a small organization, and the loss of Mr. Lok or any other member of our senior management team, including the leadership of our e-commerce and digital assets segments, could disrupt our operations, and we may not be able to find suitable replacements easily, in a timely manner, or at all.

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

During the fiscal years ended June 30, 2023, 2024 and the first two months of fiscal year 2025, we selected and distributed financial products to our clients on behalf of issuers of these financial products, and we also provided asset management products to our clients through our former licensed Hong Kong subsidiaries. We also operate a client referral services business, under which we refer clients to insurance brokers who may sell to them various insurance products. These financial products often involved complex structures and risks, including default, market, liquidity, and counterparty risks, and we are or were subject to risks arising from potential misconduct by the product providers with respect to our historical distribution activities. Our non-PRC operations, including our former Hong Kong subsidiaries, were managed separately from Hywin Wealth Management, a variable interest entity in the PRC with which we terminated all contractual arrangements in June 2024.

In December 2023, redemption issues were reported on certain asset-backed products previously distributed by Hywin Wealth Management. While Hywin Wealth Management acted only as distributor of these asset-backed products, the affected clients demanded repayment from Hywin Wealth Management. We have terminated all of our wealth management and asset management businesses, and we no longer maintain any affiliation or relationship with Hywin Wealth Management. Since September 2024, Mr. Han Hongwei, our former Chairman, and Madame Wang Dian, our former Chief Executive Officer, have been detained in China and are facing prosecution in connection with alleged fraud, and the outcome of their legal proceedings remains pending as of the date of this annual report. Mr. Han and Madame Wang were removed from our Board of Directors in March 2025, and no longer hold any position with the Company. Notwithstanding our separation from Mr. Han, Madame Wang, and Hywin Wealth Management, negative publicity concerning these matters may continue to affect our reputation, client relationships, operations and prospects.

Our reputation and brand recognition are crucial to our business. Any harm to our reputation or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition are critical to the success of our business. We believe a sound reputation and a well-recognized brand are crucial to increasing our client and customer base, which in turn facilitates our effort to develop new business opportunities, monetize our services, and enhance our attractiveness to clients, customers, and business partners. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits initiated by clients or other third parties, employee misconduct, perceptions of conflicts of interest, rumors, and complaints from or disputes with our clients or customers, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed. If we are unable to maintain a good reputation or further enhance our brand recognition, our business and revenues may be materially and adversely affected.

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

From time to time, we and our directors and/or executive officers may be involved in legal or administrative proceedings and commercial disputes. Such proceedings or disputes may include, without limitation, commercial or contractual disputes in our ordinary course of business, lawsuits or disputes brought by our clients, class action complaints or litigations brought by our investors, lawsuits involving employment matters, and other regulatory compliance matters. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for details of material legal proceedings that we are involved in. Proceedings such as these may have a material adverse effect on our business, results of operations and financial condition. There can be no assurance that any proceedings and claims, should they arise again, will not have a material adverse effect on our business, results of operations and financial condition. Any such proceedings and claims, even if resolved in our favor, could result in significant expense, and an adverse outcome could materially and adversely affect our business, results of operations, and financial condition.

We have granted, and may continue to grant, share options and other forms of share-based incentive awards, which may result in increased share-based compensation expenses.

On December 6, 2020, we adopted our current share incentive plan, or the 2020 Plan. Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, or 250,000 ordinary shares after giving effect to the Share Consolidation, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our initial public offering. As of the date of this annual report, 1,776,000 restricted share awards, or 88,800 restricted shares after giving effect to the Share Consolidation, have been granted to our executive officers and directors under the 2020 Plan. We recognized US$0.1 million, US$0.2 million and US$0.8 million of share-based compensation expenses for the years ended June 30, 2024, 2025 and 2026, respectively. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Operating Costs and Expenses—Share-based Compensation Expenses.” We will continue to incur share-based compensation expenses in future periods due to awards granted or to be granted under the 2020 Plan and any future awards under other plans. We may continue to grant restricted share awards, restricted share units, share options or other share-based incentives in the future, which may result in significant share-based compensation expenses in our profit or loss statement. We account for compensation costs for all share-based incentives using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will adversely affect our results of operations and dilute the ownership interests of our shareholders. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees, and we will continue to grant share-based compensation to directors or employees in the future.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability to manage our information technology systems securely and accurately. The proper functioning of our client transactions and services, sales management, digital assets mining operations, financial control, accounting, and other information technology systems, together with the communication systems, is critical to our business and to our ability to compete effectively. We rely on outsourced third-party providers for a significant portion of our information technology systems. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability. In addition, as we plan to develop or acquire other technology businesses, we cannot assure you that no additional licenses or permits under relevant laws and regulations to own or conduct such business or IT infrastructure would be required, or that we would be able to obtain additional licenses or permits. In addition, our information technology systems or any other digital assets that we hold may be subject to cybersecurity attacks such as hacking, or other unforeseen technology or platform failures. Any significant technology failures may render us unable to recoup our investments and our future prospects and profitability may be materially and adversely affected.

Our controlling shareholder and our Chairman and Chief Executive Officer are able to exert significant influence over our Company, whose interests may differ from, or conflict with, those of our other shareholders.

As of the date of this annual report, the Raku Foundation beneficially owns an aggregate of 67.1% of our outstanding share capital. On February 25, 2026, Mr. Lok completed an irrevocable transfer of all of the issued and outstanding equity interests of Carmel Holdings Limited to the Raku Foundation for no cash consideration, as part of a succession and wealth planning structure, while Mr. Lok does not retain any economic or voting interest in the Raku Foundation. As more than 50% of the voting power for the election of directors is held by the Raku Foundation, we are a "controlled company" within the meaning of the Nasdaq listing rules. As our controlling shareholder, the Raku Foundation has significant influence over the appointment, retention, and removal of our directors and executive officers, including Mr. Lok, our current Chairman and Chief Executive Officer. In addition, Mr. Lok, in his capacity as our Chairman and Chief Executive Officer, has substantial influence over our day-to-day management, operations, and strategic direction. As a result of the Raku Foundation's level of shareholding and Mr. Lok's executive role, the Raku Foundation and Mr. Lok are together able to exert a significant degree of influence over our business, including decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. This control may limit your ability to influence corporate matters and may discourage others from pursuing a merger, takeover, or other change of control transaction, which could deprive holders of our ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price. For more information regarding our principal shareholders and their affiliated entities, see "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

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

We have limited insurance coverage.

We may not be able to obtain sufficient insurance to safeguard against risks and unexpected events. We provide pension insurance, work-related injury insurance and medical insurance for our employees. Our directors and officers liability insurance policy for our board of directors and executives has lapsed, and we may not be able to restore coverage on commercially reasonable terms. We do not have commercial insurance coverage on our assets, and although we carry limited liability coverage in our e-commerce business, we generally do not maintain insurance to cover our business or interruption of our business, litigation, class action lawsuits or product liability. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses in internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

In connection with the audits of our consolidated financial statements for the year ended June 30, 2026, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient resources with U.S. GAAP and SEC reporting experience in the accounting department to provide accurate information in a timely manner; (ii) our lack of key monitoring mechanisms such as internal audit department to oversee and monitor our risk management, business strategies and financial reporting procedures; and (iii) our lack of inventory aging monitoring mechanisms, leading to inability to track the slow-moving and obsolete inventories, and potential understatement of the provision of inventories.

To remediate the material weaknesses identified in internal control over our financial reporting, we have: (a) hired experienced personnel in our accounting department with adequate experience with financial reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Principal Financial Officer; (c) continued our efforts to enhance the effectiveness of our internal control over financial reporting by increasing technology adoption, reducing reliance on paper records or single personnel, and migrating our internal processes to cloud-based software systems that are suitable for U.S. reporting companies, which we believe will enhance areas such as inventory management, document retention, transaction approvals, and automation in financial reporting.

Our independent registered public accounting firm has not performed an audit of our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses, we have implemented and are continuing to implement a number of measures to address the material weaknesses identified. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual reports. In addition, if we become an accelerated filer or a large accelerated filer, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed or operated, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations may have placed a significant strain on our management, operational and financial resources and systems. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Risks Related to Doing Business in Hong Kong

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

If the PCAOB is unable to inspect or investigate completely our auditor as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our ordinary shares. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections of our auditor would deprive our investors of the benefits of such inspections.

On April 21, 2020, the SEC released a joint statement highlighting the risks associated with investing in companies based in or that have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the Public Company Accounting Oversight Board (the “PCAOB”) to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or AHFCAA, which proposed to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”), of which the AHFCAA forms a part, was signed into law, and it officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus reducing the time before an applicable issuer’s securities may be prohibited from trading or delisted.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments became effective on January 10, 2022. The SEC began to identify and list Commission-Identified Issuers on its website shortly after registrants filed their annual reports for 2021.

On December 16, 2021, the PCAOB announced the PCAOB HFCAA Determinations (the “2021 Determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in Mainland China or Hong Kong, because of a position taken by one or more authorities in Mainland China or Hong Kong.

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

On December 15, 2022, the PCAOB announced that the PCAOB was able to secure complete access to inspect and investigate accounting firms headquartered in Mainland China and Hong Kong, and the PCAOB Board voted to vacate previous determinations to the contrary. Should the PCAOB again encounter impediments to inspections and investigations in Mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. We cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to the audit of our financial statements. There is a risk that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, and that the PCAOB may re-evaluate its determinations as a result of any obstruction with the implementation of the Protocol. Such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCAA and ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, under the HFCAA as incorporated into the CAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our ordinary shares being delisted by an exchange.

Our independent registered public accounting firm, Audit Alliance LLP (“Audit Alliance”), whose audit report is included in this annual report on Form 20-F, is headquartered in Singapore and is registered with, and subject to inspection by, the PCAOB, which last inspected Audit Alliance in May 2026. Therefore, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA.

Furthermore, these developments may add uncertainties to the trading of our ordinary shares, and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S.-listed companies that have significant operations in the PRC or Hong Kong and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or are required to engage a new audit firm, which would require significant expense and management time. If trading in our ordinary shares is prohibited under the CAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ordinary shares. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

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

As a company headquartered in Hong Kong, a special administrative region of China, that historically operated in Mainland China, our business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene in or influence the operations in Mainland China of an offshore holding company at any time, which, if extended to our operations in Hong Kong, could result in a material adverse change to our operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in Mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which emphasized the need to strengthen the supervision over overseas listings by companies in Mainland China. As a follow-up, on February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and supporting relevant guidelines, or collectively, the Overseas Listing Trial Measures, which took effect on March 31, 2023. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder. Pursuant to the Overseas Listing Trial Measures, an overseas offering and listing by a Chinese company, including any follow-on offering, secondary listings or other equivalent offering activities, whether directly or indirectly, shall be filed with the CSRC. Specifically, a Chinese company whose securities had already been listed overseas prior to the effectiveness of the Overseas Listing Trial Measures is required to file with the CSRC with respect to any follow-on offering in the same overseas market where its securities are listed within three business days after completion of such follow-on offering. The Overseas Listing Trial Measures have also imposed additional reporting obligations on listed companies upon the occurrence of certain circumstances, including but not limited to change of controlling interest and delisting. There are substantial uncertainties as to the interpretation and implementation of these laws and regulations. If we fail to properly or timely complete the reporting procedures with the CSRC upon the occurrence of the circumstances stipulated in the Overseas Listing Trial Measures, or the filing procedures with the CSRC for our future securities offerings and listings outside of the PRC, we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the People’s Republic of China. As we do not have any operations in mainland China, we do not believe that we are a domestic company subject to the filing requirements of the Overseas Listing Trial Measures in connection with our listing or any future offering of our securities outside of the PRC. However, given the uncertainties in the interpretation and implementation of the Overseas Listing Trial Measures, we cannot assure you that the CSRC will not take a different view or that we will not become subject to filing or reporting requirements with the CSRC in the future.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. There are significant uncertainties whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. For example, procurement costs relating to our e-commerce business and our digital assets mining equipment may be significantly affected by tariffs. If we plan to expand our business internationally in the future or if imported products begin to play or continue to play a significant role in our operations, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect our ability to import certain products or provide services in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. In 2025 and 2026, the U.S. government imposed, modified and in some cases withdrew a series of tariffs on imports from China and other jurisdictions under various statutory authorities, and in February 2026 the U.S. Supreme Court held that the International Emergency Economic Powers Act does not authorize the imposition of tariffs, while tariffs imposed under other authorities, including Sections 232 and 301 of U.S. trade laws, remain in effect. The tariff landscape therefore remains fluid. Because substantially all of the mining hardware we deploy and many of the consumer products we resell are manufactured in China or elsewhere in Asia, tariffs and other trade restrictions may increase our costs even where we purchase such goods from U.S.-based vendors rather than importing them directly.

Risks Related to Our Ordinary Shares

The market price of our ordinary shares has been and may continue to be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares has been and is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as fluctuations in the market prices of Bitcoin and other digital assets, the performance of other companies engaged in digital asset mining or e-commerce, or the underperformance or deteriorating financial results of other companies based in Hong Kong or elsewhere in Asia with securities listed in the United States. The securities of some of these companies have experienced significant volatility, including, in some cases, substantial price declines in the trading prices of their securities. The trading performance of these companies’ securities may affect the attitudes of investors toward companies in our industries or based in Hong Kong that are listed in the United States, which consequently may impact the trading performance of our ordinary shares, regardless of our actual operating performance.

In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Hong Kong or Asia-based companies listed in the United States may also negatively affect the attitudes of investors towards such companies in general, including us, regardless of whether we have conducted any inappropriate activities.

In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variation in our revenues, earnings, cash flow and operating metrics, including our hashrate, mining output and e-commerce sales volumes;

●	fluctuations in the market prices of Bitcoin and the other digital assets that we mine or hold;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new products, services, mining capacity or expansions by us or our competitors;

●	regulatory developments in the United States, Hong Kong or elsewhere affecting us, our industries or our competitors;

●	changes in the economic performance or market valuation of other digital asset mining or e-commerce companies;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us or our industry, or other entities historically affiliated with us;

●	additions or departures of key personnel;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares;

●	potential litigation, regulatory investigations or regulatory developments that are perceived to be adverse to our business;

●	actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;

●	fluctuations of exchange rates between the Hong Kong dollar and the U.S. dollar; and

●	sales or perceived potential sales of additional ordinary shares.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ordinary shares.

Our ordinary shares have been, and may continue to be, thinly traded, and our limited public float may result in lower liquidity and greater price volatility.

Historically, our securities have been sporadically or thinly traded on some trading days, and only a limited number of our ordinary shares are held by non-affiliates. As of the date of this annual report, our two largest shareholders beneficially owned approximately 90.6% of our outstanding ordinary shares. As a result of this lack of liquidity and limited public float, we may be susceptible to market participants distorting the price of our ordinary shares, and trading of relatively small quantities of our ordinary shares may disproportionately influence their price in either direction. Trading in our ordinary shares has also from time to time been subject to temporary trading halts under Nasdaq’s volatility-based trading pause rules. You may be unable to sell your ordinary shares at or near the ask price, or at all, when you wish to do so.

If we fail to meet the continued listing requirements of Nasdaq, our ordinary shares could be delisted, which would adversely affect the liquidity and market price of our ordinary shares.

Our ordinary shares are listed on the Nasdaq Capital Market. To maintain our listing, we must satisfy Nasdaq’s continued listing standards, including minimum requirements relating to the bid price of our ordinary shares, shareholders’ equity or the market value of our listed securities, the number and market value of our publicly held shares, the number of public holders and market makers, and corporate governance. We have in the past received notices from Nasdaq that the bid price of our then-listed ADSs had closed below the US$1.00 minimum bid price requirement for 30 consecutive business days, most recently in August 2025, and regained compliance in each case, most recently in September 2025. On January 5, 2026, we effected the Share Consolidation. Under Nasdaq rules, if a company has effected a reverse share split (including a share consolidation) within the prior one year and its securities subsequently fail to meet the minimum bid price requirement, the company is not eligible for any compliance period and will receive a delisting determination, subject to its right to appeal.

If we fail to satisfy any continued listing requirement and are unable to cure the deficiency within any applicable compliance period, Nasdaq may delist our ordinary shares. A delisting would likely reduce the liquidity and market price of our ordinary shares, impair our ability to raise capital and result in negative publicity, and could cause our ordinary shares to be quoted only on an over-the-counter market with limited liquidity and to become subject to the “penny stock” rules, which impose additional sales practice requirements on broker-dealers. We cannot assure you that we will be able to maintain compliance with Nasdaq’s continued listing requirements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. There is currently limited or no research coverage of our company by securities or industry analysts. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect their market price.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, The Raku Foundation, through Carmel Holdings Limited, and Grand Lead Group Limited held approximately 67.1% and 23.5%, respectively, of our outstanding ordinary shares. These ordinary shares may be sold in the public market in the future, subject to the restrictions of Rule 144 under the Securities Act and any applicable contractual restrictions, and ordinary shares issued under our share incentive plan may be sold following vesting, subject to applicable restrictions. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ordinary shares.

We may issue additional ordinary shares or other equity or equity-linked securities in the future, which could dilute your ownership interest and adversely affect the market price of our ordinary shares.

We may need to raise additional capital to fund the growth of our e-commerce and digital assets businesses, including the acquisition of additional mining hardware, or to develop or acquire new businesses. We may raise such capital through the issuance of ordinary shares, preferred shares, convertible or exchangeable securities, warrants or other equity-linked securities, and we may also issue ordinary shares under our share incentive plan or as consideration in acquisitions. Any such issuance would dilute the ownership interests of our existing shareholders and could adversely affect the market price of our ordinary shares, and any preferred shares or other securities we issue may have rights, preferences or privileges senior to those of our ordinary shares. Our board of directors has general authority under our memorandum and articles of association to issue additional shares without shareholder approval, subject to applicable Nasdaq rules.

We do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of our ordinary shares for a return on your investment.

We do not have any plan to pay dividends on our ordinary shares in the foreseeable future and currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and rely on dividends and other distributions from our subsidiaries in Hong Kong and the United States to fund any dividends we may pay, and dividends paid by our U.S. subsidiaries to us may be subject to U.S. withholding tax. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased them, and you may not realize a return on your investment and may even lose your entire investment.

Techniques employed by short sellers may drive down the market price of our ordinary shares.

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

Public companies listed in the United States, including companies with operations in Asia and companies in the digital asset industry, have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ordinary shares could be greatly reduced or even rendered worthless.

We are a “controlled company” within the meaning of the Nasdaq listing rules and may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Because The Raku Foundation beneficially owns more than 50% of the voting power for the election of our directors, we are a “controlled company” within the meaning of the Nasdaq listing rules. For so long as we remain a controlled company, we are permitted to elect to rely on exemptions from certain corporate governance requirements of Nasdaq, including the requirements that a majority of our board of directors consist of independent directors and that we have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. Although we currently rely on the home country practice exemptions available to foreign private issuers rather than the controlled company exemptions, we may elect to rely on the controlled company exemptions in the future. If we do so, you will not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. See “—Our controlling shareholder and our Chairman and Chief Executive Officer are able to exert significant influence over our Company, whose interests may differ from, or conflict with, those of our other shareholders” under “—Risks Related to Our Business.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares.

Our third amended and restated memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without the approval of the shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct most of our operations in and hold a significant portion of our assets outside of the United States. In addition, a majority of our directors and executive officers reside outside of the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong or other jurisdictions in which we do business may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the register of mortgages) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our third amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We have ceased to qualify as an “emerging growth company,” and we will continue to incur significant costs as a result of being a public company.

As a public company, we incur legal, accounting and other expenses which can be significant. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. Our executive officers have limited experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. We qualified as an “emerging growth company” under the JOBS Act until June 30, 2026, the last day of the fiscal year in which the fifth anniversary of our initial public offering occurred, and we took advantage of certain reduced reporting requirements and other accommodations available to emerging growth companies, including the extended transition period for complying with new or revised financial accounting standards. As we have ceased to be an emerging growth company, these accommodations are no longer available to us, and we are required to comply with new or revised financial accounting standards on the timeline applicable to other public companies. Although, as a non-accelerated filer, we are currently not required to obtain an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, we would become subject to that requirement if we were to become an accelerated filer or a large accelerated filer, which would further increase our compliance costs. We expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC and Nasdaq.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the short-swing profit recovery provisions of Section 16(b) of the Exchange Act applicable to insiders of U.S. domestic issuers; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We may lose our foreign private issuer status in the future, including as a result of possible changes to the SEC’s eligibility criteria, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We would lose our foreign private issuer status if, as of the last business day of our second fiscal quarter, more than 50% of our outstanding voting securities were directly or indirectly held of record by residents of the United States and any of the following applied: a majority of our executive officers or directors were U.S. citizens or residents, more than 50% of our assets were located in the United States, or our business were administered principally in the United States. In addition, in June 2025 the SEC published a concept release seeking public comment on possible changes to the definition of foreign private issuer, including whether eligibility should be conditioned on a minimum percentage of trading volume occurring on a non-U.S. market or on a listing on a major foreign securities exchange. Because our ordinary shares are listed only on Nasdaq, we could lose our foreign private issuer status if the SEC were to adopt rules along these lines.

If we lose our foreign private issuer status, we would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to foreign private issuers, to comply with the proxy rules and the short-swing profit recovery provisions of Section 16 of the Exchange Act, and to comply with all of the Nasdaq corporate governance requirements applicable to U.S. domestic issuers, without the ability to follow home country practice. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly higher than the costs we incur as a foreign private issuer, and would require significant additional management time and attention.

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

We may be a passive foreign investment company, or PFIC, for our current or future taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares.

In general, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For purposes of the above calculations, a non-U.S. corporation will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation if it owns, directly or indirectly, at least 25% (by value) of such other corporation’s stock. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is generally a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Based on the current composition of our income and assets and the value of our assets, including goodwill, which is based on the expected market price of our ordinary shares, we may be a PFIC for our current taxable year. Subsequent to our termination of historical businesses in wealth management and asset management and disposal of certain previous subsidiaries and financial licenses, we hold and may continue to hold a high proportion of cash or investment assets relative to our total assets, even though we expect this to be temporary as we deploy such cash over time to invest in, develop, or acquire opportunities in the technology sector. Furthermore, any future financing activities may also temporarily increase our proportion of cash relative to our total assets, which may heighten the risk that we are considered a PFIC. Furthermore, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our ordinary shares, which could be volatile), and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that we will or will not be a PFIC for our current or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor owns our ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds our ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, and certain adverse U.S. federal income tax consequences could apply to such U.S. investor including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. We do not intend to provide the information that would enable investors to make a qualified electing fund election that could mitigate the adverse U.S. federal income tax consequences should we be classified as a PFIC. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of our ordinary shares. See “Item 10. Additional Information—E. Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Item 4.         Information on the Company

A.	History and Development of the Company

We were incorporated in the Cayman Islands on July 19, 2019 as an exempted company with limited liability. Our principal executive offices are located at Level 15, AIA Central, No.1 Connaught Road Central, Central, Hong Kong. Our telephone number at this address is +852 2593 9309. Our registered office in the Cayman Islands is located at the offices of Portcullis (Cayman) Ltd, The Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P.O. Box 32052, Grand Cayman KY1-1208, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.bitventures.io/. The information contained on our website is not a part of this annual report.

On March 26, 2021, the Company completed its initial public offering on the Nasdaq Global Market of 3,000,000 ADSs, each representing two ordinary shares.

On June 28, 2024, the Company terminated its contractual VIE arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously the primary corporate vehicle to provide wealth management services in mainland China. The Company has completely exited from the wealth management business in mainland China.

On July 17, 2024, the Company’s name was changed from Hywin Holdings Ltd. to Santech Holdings Limited, and the trading symbol of the Company’s ADSs on Nasdaq was changed from “HYW” to “STEC.”

On August 14, 2024, the Company completely exited its businesses in overseas wealth management and asset management in Hong Kong, and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited, Hywin International Insurance Broker Limited, Haiyin International Asset Management Limited, and Hywin Asset Management (Hong Kong) Limited. After the disposals, the Company no longer holds financial service licenses in Hong Kong.

On December 5, 2024, the Company’s listing was transferred to the Nasdaq Capital Market.

On March 11, 2025, the Board of Directors resolved to remove two then-directors from the Board pursuant to the Company's Memorandum and Articles of Association and appointed two new independent directors in restructuring the Board.

On March 17, 2025, the Company issued to Carmel Holdings Limited 112,000,000 restricted ordinary shares of the Company.

On November 5, 2025, the Company announced an official launch of its e-commerce business segment.

On December 2, 2025, the Company announced that it would terminate its Deposit Agreement dated March 25, 2021 entered into between the Company and Deutsche Bank Trust Company Americas as depositary for the Company’s American Depositary Shares (the “ADSs”).

On December 19, 2025, the Company held an Extraordinary General Meeting, in which shareholders approved a number of resolutions pertaining to the restructuring of the Company’s share capital and the adoption of the Company’s third amended and restated memorandum and articles of association, which included the Share Consolidation, being a share consolidation of every twenty issued and unissued ordinary shares of par value US$0.0001 each into one new consolidated ordinary share of par value US$0.0020 each, and a subsequent increase of authorized share capital to US$200,000 divided into 100,000,000 ordinary shares of par value US$0.0020 each.

On December 19, 2025, the Company’s shareholders approved the change of the Company’s name from Santech Holdings Limited to BitVentures Limited, which became effective on December 19, 2025. Effective December 24, 2025, the trading symbol of the Company’s ADSs on Nasdaq was changed from “STEC” to “BVC.”

On January 2, 2026, the Company announced that the Board had approved the official launch of the Company’s digital assets business segment. The Company began its cryptocurrency mining operations.

On January 5, 2026, the Company’s substitution listing was approved by Nasdaq. The Share Consolidation became effective, all outstanding ADSs were cancelled and exchanged for consolidated ordinary shares at the ratio of one consolidated ordinary share for every ten ADSs, and the Company’s consolidated ordinary shares of par value US$0.0020 each were listed for trading on the Nasdaq Capital Market under the ticker “BVC” in substitution for the ADSs.

Our principal capital expenditures during the three fiscal years ended June 30, 2026 consisted of purchases of digital asset mining hardware of approximately US$0.5 million in the fiscal year ended June 30, 2026. We expect to continue to acquire mining hardware in the fiscal year ending June 30, 2027, subject to market conditions and capital availability, and, as of the date of this annual report, we have no material commitments for capital expenditures.

B.	Business Overview

BitVentures Limited is a Cayman Islands holding company, with operating subsidiaries primarily in Hong Kong and the United States. We are a technology company focusing on developing early-stage technology businesses, and actively build, operate and scale our businesses in order to achieve growth. Our two principal growth segments are e-commerce and digital assets, and we seek to develop additional businesses in other areas of consumer and enterprise technology. The Company believes that early-stage technology ventures may offer exceptional growth opportunities, and seeks to identify and nurture such high-potential ventures.

During the fiscal year ended June 30, 2026, our primary businesses reported in our financial statements were e-commerce, digital assets and client referral services. In the first half of fiscal year 2026, the Company began official rollout of its e-commerce segment. The Company operated its e-commerce segment under a resale model, offering high-demand products such as consumer electronics, toys, and other consumer products via its storefront on Amazon. The Company transacted approximately US$0.14 million of gross merchandise volume (GMV) and over 1,800 customer orders in its e-commerce segment during fiscal year 2026. The Company intends to leverage its current e-commerce incubation as a launchpad for scaling additional product lines and revenue growth in its e-commerce segment. Starting in the second half of fiscal year 2026, the Company began official rollout of its digital assets segment. As of the date of this annual report, the Company has procured approximately 39 PH/s of Bitcoin (SHA-256) mining hardware and 0.3 TH/s of Scrypt-based (Litecoin and Dogecoin) mining hardware, and has currently installed an aggregate of approximately 39 PH/s of Bitcoin mining hashrate and 0.3 TH/s of Scrypt-based mining hashrate, at multiple third-party datacenter facilities in the United States with which the Company has contracted. The Company plans to continue to deploy additional mining equipment to grow its digital asset presence subject to market conditions and capital availability.

During the fiscal years ended June 30, 2024 and 2025, the Company underwent a series of restructurings to completely exit all of our legacy wealth management and asset management businesses in Hong Kong and in mainland China. On August 14, 2024, we exited our businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited, Hywin International Insurance Broker Limited, Haiyin International Asset Management Limited, and Hywin Asset Management (Hong Kong) Limited. After the disposals, the Company no longer holds financial service licenses in Hong Kong. As a result of this strategic exit, for the years ended June 30, 2025 and 2024, we have reclassified our historical financial results relating to overseas wealth management and asset management services under discontinued operations. On June 28, 2024, we exited the wealth management businesses in China by terminating the variable interest entity (“VIE”) arrangements with Hywin Wealth Management, which, along with its subsidiaries, provided wealth management services in mainland China. The Company’s combined financial statements for the year ended June 30, 2024 were prepared excluding its historical PRC subsidiaries and VIEs. See “Item 4. Information on the Company—A. History and Development of the Company” for details of our corporate history.

Since fiscal year 2025, we no longer have any operations, offices or any employees in mainland China. The Company has also completely migrated its business data, information systems and business infrastructure outside of mainland China. We believe we have ceased to be a “China concept stock.”

Our Services

Continuing Operations

Our revenues from continuing operations for the three years ended June 30, 2026 consisted mainly of client referral fees that we obtained for providing client referral services to external financial product partners, e-commerce sales, and digital assets mining activities. Our client referral services are conducted in Hong Kong, and our e-commerce and digital assets businesses are conducted in the United States through our U.S. subsidiaries.

Client Referral Services

For the three years ended June 30, 2026, under client referral services, we introduced clients to external financial product partners. Most of these products were insurance products sourced through external insurance brokers. These insurance products our partners offered included (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). These insurance products were underwritten by reputable international insurance companies. Although client referral services remained our largest source of revenue during fiscal year 2026, it is not a core part of our long-term growth strategy, and we may scale back or discontinue it in the future depending on business conditions and our evolving strategic priorities.

E-Commerce

We began official rollout of our e-commerce segment in the first half of fiscal year 2026. We operate our e-commerce segment under a resale model, offering high-demand consumer products, including consumer electronics, toys, and other consumer products, primarily through our storefront on Amazon's marketplace. We source substantially all of our e-commerce inventory from wholesalers, distributors, liquidators, and other secondary-market sources rather than from manufacturers directly. From inception to the end of fiscal year 2026, we transacted approximately US$0.14 million of gross merchandise volume ("GMV") and over 1,800 customer orders in our e-commerce segment. We intend to leverage our current e-commerce operations as a foundation for scaling additional product lines and revenue growth.

Digital Assets

We began official rollout of our digital assets segment in the second half of fiscal year 2026, commencing cryptocurrency mining operations in January 2026. Our digital assets segment consists of mining Bitcoin and, to a lesser extent, other digital assets such as Litecoin and Dogecoin, using application-specific integrated circuit ("ASIC") mining hardware. As of the date of this annual report, we have procured approximately 39 PH/s of Bitcoin (SHA-256) mining hardware and 0.3 TH/s of Scrypt-based (Litecoin and Dogecoin) mining hardware, and have installed and are operating approximately 39 PH/s of Bitcoin mining hashrate and 0.3 TH/s of Scrypt-based mining hashrate at multiple third-party datacenter facilities located in the United States. We plan to continue deploying additional mining hardware to grow our digital assets presence, subject to market conditions and capital availability.

Discontinued Operations

Our revenues from discontinued operations for the three years ended June 30, 2026 consisted mainly of wealth management revenues and asset management revenues. On August 14, 2024, we exited our businesses in overseas wealth management and asset management, and completed the closing of our disposal of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited, Hywin International Insurance Broker Limited, Haiyin International Asset Management Limited, and Hywin Asset Management (Hong Kong) Limited. Prior to our exit, we provided overseas wealth management and asset management services to high-net-worth clients primarily in Hong Kong. Our previously held Type 1, 4, 5 and 9 licenses and insurance brokerage license in Hong Kong enabled us to offer customized and integrated wealth management and asset management value propositions to our high-net-worth clients.

Wealth Management Services

Under wealth management services, we distributed financial products to our clients. Most of these products were insurance products, sourced directly by our previous licensed insurance broker subsidiary in Hong Kong.

Asset Management Services

We provided asset management services in the offshore space under our previously held Type 1, 4, 5 and 9 licenses in Hong Kong, which provided discretionary portfolio management services to ultra-high-net-worth clients, and managed a range of private funds to professional investors with selected strategies including, among others, Asian fixed income, equities long/short and global private equity. Revenue from asset management services included management fees, which include fees that are generated as per agreed formulae and materialize with recurring frequency, and to a lesser extent, other incomes such as retrocession from custodian banks, commissions from trades, and performance-based fees.

Intellectual Property

We regard trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and from time to time we rely on copyright and trademark law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we have registered the domain name bitventures.io.

Insurance

As required by Hong Kong laws and regulations, we participate in an Employees' Compensation Insurance (ECI) to cover work-related injuries, illnesses, and fatalities for all employees in Hong Kong, as well as a pension scheme under the rules and regulations of the Mandatory Provident Fund Schemes Ordinance (MPF Scheme) for all employees in Hong Kong. We also offer medical insurance coverage to our employees. Our directors and officers liability insurance policy for our board of directors and executives has currently run out, but we are in search of restoring coverage on commercially reasonable terms. We do not maintain business interruption insurance or key-man life insurance. We carry limited product liability insurance for our e-commerce business. Other than the lack of directors and officers liability insurance currently, we consider our insurance coverage to be in line with the market practice of industry peers of similar size in Hong Kong.

Regulations

The following is a summary of the principal laws and regulations that we believe are material to our business operations in the United States and Hong Kong as of the date of this annual report. This summary is not intended to be exhaustive, and the laws and regulations applicable to digital assets in particular are evolving rapidly.

Regulations in the United States

Our digital asset mining and e-commerce businesses are conducted through our subsidiaries in the United States and are subject to U.S. federal, state and local laws and regulations, including those described below.

Regulation of digital assets

There is currently no comprehensive federal regulatory framework in the United States governing digital assets, and regulatory authority is divided among a number of federal agencies. The U.S. Commodity Futures Trading Commission (the “CFTC”) has taken the position that Bitcoin and certain other digital assets are “commodities” under the Commodity Exchange Act, which gives the CFTC anti-fraud and anti-manipulation enforcement authority over spot digital asset markets and regulatory authority over digital asset derivatives. The SEC has asserted that certain other digital assets are “securities” under the federal securities laws, although the SEC and its staff have indicated that Bitcoin is not a security. In March 2025, the staff of the SEC’s Division of Corporation Finance published a statement expressing its view that “protocol mining” of crypto assets on public, permissionless proof-of-work networks such as Bitcoin, whether conducted individually or through a mining pool, does not involve the offer and sale of securities under the federal securities laws. The statement reflects the views of the SEC staff and is not a rule, regulation or statement of the SEC. The SEC also established a Crypto Task Force in January 2025 to develop a clearer regulatory framework for crypto assets.

In July 2025, the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “GENIUS Act”), which establishes a federal regulatory framework for payment stablecoins, was signed into law, and the U.S. Department of the Treasury and the federal banking regulators have since proposed rules to implement it. Comprehensive market structure legislation that would allocate regulatory jurisdiction over digital assets between the SEC and the CFTC, including the Digital Asset Market Clarity Act (the “CLARITY Act”), was passed by the U.S. House of Representatives in July 2025 but failed to advance in the U.S. Senate in September 2026, and the timing and content of any final legislation remain uncertain. Federal and state legislatures and regulators continue to consider additional measures affecting digital assets, and the manner in which existing laws are applied to digital assets is subject to change.

Anti-money laundering, sanctions and licensing

The Financial Crimes Enforcement Network (“FinCEN”) of the U.S. Department of the Treasury regulates “money services businesses,” including “money transmitters,” under the Bank Secrecy Act. Under FinCEN guidance, a person that mines digital assets solely for its own account and uses or sells the mined digital assets for its own purposes is a “user” of virtual currency rather than a money transmitter, and is therefore not required to register with FinCEN or to maintain an anti-money laundering program as a money services business. Similarly, state money transmission and virtual currency business licensing laws, such as the New York “BitLicense” regime and the California Digital Financial Assets Law that became operative in July 2026, generally do not apply to mining for one’s own account. Our third-party custodian and any exchanges through which we sell digital assets are, however, subject to these regimes, and if we were to expand our activities beyond mining for our own account, for example by providing custody, exchange or transmission services to others, we could become subject to federal and state registration, licensing and compliance requirements. As U.S. persons, our U.S. subsidiaries must also comply with the economic sanctions programs administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), which prohibit transactions with sanctioned persons and jurisdictions, including digital asset addresses identified by OFAC.

Energy, environmental and state regulation of cryptocurrency mining

Cryptocurrency mining is energy intensive, and the facilities of our hosting providers are subject to federal, state and local laws relating to electricity supply, environmental protection, zoning, noise and permitting. Federal and state energy regulators, including the Federal Energy Regulatory Commission, the U.S. Department of Energy and state public utility commissions, have been examining the impact of large electricity loads, including cryptocurrency mining and data center facilities, on the electric grid, including through interconnection requirements and demand response and curtailment programs. Certain states have adopted or proposed measures specific to cryptocurrency mining, ranging from laws protecting the right to mine digital assets (for example, in Arkansas, Montana and Oklahoma) to large-load interconnection and emergency curtailment requirements (for example, in Texas), moratoria on certain fossil fuel-powered proof-of-work mining operations (for example, in New York) and restrictions on the ownership of mining operations by persons from certain foreign countries (for example, in Arkansas). Because we do not own or operate our own mining facilities, we rely on our hosting providers to obtain and maintain the permits and to comply with the requirements applicable to their facilities.

Taxation of digital assets

The U.S. Internal Revenue Service treats digital assets as property for U.S. federal income tax purposes. Digital assets received as mining rewards are includible in gross income at their fair market value when received, and subsequent dispositions of digital assets may give rise to taxable gain or loss. Our U.S. subsidiaries are subject to U.S. federal, state and local income and other taxes on their operations. Brokers, including digital asset custodians and exchanges, are subject to information reporting requirements with respect to dispositions of digital assets by their customers.

Trade and tariffs

Substantially all digital asset mining hardware is manufactured outside the United States, and imports of such hardware, as well as of many of the consumer products that we resell, are subject to U.S. customs duties and trade measures, including tariffs imposed under Sections 232 and 301 of U.S. trade laws. Although we generally purchase mining hardware and inventory from U.S.-based vendors rather than importing directly, tariffs increase the cost of these goods to us, and changes in trade policy, including any new tariffs, import restrictions or customs enforcement actions relating to mining hardware or consumer products, may affect the availability and cost of the goods on which our businesses depend.

Consumer protection and e-commerce

As a seller of consumer products in the United States, we are subject to the Consumer Product Safety Act and other statutes administered by the U.S. Consumer Product Safety Commission, which impose product safety standards, reporting and recall obligations and, for children’s products such as toys, testing and certification requirements applicable to manufacturers and importers, and which prohibit the sale of recalled or non-compliant products. Our advertising and marketing practices are subject to Section 5 of the Federal Trade Commission Act and the rules and guidance of the Federal Trade Commission concerning unfair or deceptive acts or practices, endorsements and consumer reviews, and product warranties are subject to the Magnuson-Moss Warranty Act. The INFORM Consumers Act requires online marketplaces such as Amazon to collect, verify and disclose certain identifying information about high-volume third-party sellers, and we are required to provide such information to Amazon and to comply with its seller policies. We are also subject to state consumer protection laws, sales and use tax laws (under which Amazon, as a marketplace facilitator, generally collects and remits sales tax on our marketplace sales), product labeling requirements such as California’s Proposition 65, and federal and state data privacy laws to the extent applicable to our operations.

Regulations in Hong Kong

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

●

Occupational Safety and Health Ordinance. This ordinance imposes a duty on all employers, as far as is reasonably practicable, to ensure the safety and health in the workplace of their employees. The Occupational Safety and Health Ordinance covers most industrial and non-industrial workplaces in Hong Kong.

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

Regulations on Anti-Money Laundering and Counter-Terrorist Financing of Hong Kong

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance, or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offense under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offense under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offenses. The OSCO extends the money laundering offense to cover the proceeds of all indictable offenses in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offense to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offense under the UNATMO.

Regulations on Personal Data of Hong Kong

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”), as amended, supplemented or otherwise modified from time to time, places a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to this ordinance. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a data protection principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six data protection principles are:

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

Capital gains and profits tax

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

C.	Organizational Structure

The Company’s major subsidiaries as of the date of this annual report are summarized as follows:

	Date of	Percentage of	Place of	Principal business
Name of subsidiaries	incorporation	ownership	incorporation	activities
New Innovations BVI Limited	June 27, 2025	100%	BVI	Investment holding

New Innovations Limited	March 15, 2023	100%	Hong Kong	Technology development

BitVentures America Inc	September 16, 2015	100%	United States	Technology development

Freedom Mining LLC	November 3, 2025	100%	United States	Digital assets

BTV-NDR eCommerce LLC	July 29, 2025	100%	United States	E-commerce

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Provision of client referral services

D.	Property and Equipment

As of June 30, 2026, we had approximately 150 square meters of leased office space in Hong Kong and the United States. The lessor for the leased premises had valid title to the property. We believe that our existing facilities are adequate for our current business operations and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

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

During the fiscal year ended June 30, 2026, our primary businesses reported in our financial statements were e-commerce, digital assets and client referral services. In the first half of fiscal year 2026, the Company began official rollout of its e-commerce segment. The Company operated its e-commerce segment under a resale model, offering high-demand products such as consumer electronics, toys, and other consumer products via its storefront on Amazon. The Company transacted approximately US$0.14 million of gross merchandise volume (GMV) and over 1,800 customer orders in its e-commerce segment during fiscal year 2026. The Company intends to leverage its current e-commerce incubation as a launchpad for scaling additional product lines and revenue growth in its e-commerce segment. Starting in the second half of fiscal year 2026, the Company began official rollout of its digital assets segment. As of the date of this annual report, the Company has procured approximately 39 PH/s of Bitcoin (SHA-256) mining hardware and 0.3 TH/s of Scrypt-based (Litecoin and Dogecoin) mining hardware, and has currently installed an aggregate of approximately 39 PH/s of Bitcoin mining hashrate and 0.3 TH/s of Scrypt-based mining hashrate, at multiple third-party datacenter facilities in the United States with which the Company has contracted. The Company plans to continue to deploy additional mining equipment to grow its digital asset presence subject to market conditions and capital availability.

During the fiscal years ended June 30, 2024 and 2025, the Company underwent a series of restructurings to completely exit all of our legacy wealth management and asset management businesses in Hong Kong and in mainland China. On August 14, 2024, we exited our businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited, Hywin International Insurance Broker Limited, Haiyin International Asset Management Limited, and Hywin Asset Management (Hong Kong) Limited. After the disposals, the Company no longer holds financial service licenses in Hong Kong. As a result of this strategic exit, for the years ended June 30, 2025 and 2024, we have reclassified our historical financial results relating to overseas wealth management and asset management services under discontinued operations. On June 28, 2024, we exited the wealth management businesses in China by terminating the variable interest entity (“VIE”) arrangements with Hywin Wealth Management, which, along with its subsidiaries, provided wealth management services in mainland China. The Company’s combined financial statements for the year ended June 30, 2024 were prepared excluding its historical PRC subsidiaries and VIEs. See “Item 4. Information on the Company—A. History and Development of the Company” for details of our corporate history.

Since fiscal year 2025, we no longer have any operations, offices or any employees in mainland China. The Company has also completely migrated its business data, information systems and business infrastructure outside of mainland China. We believe we have ceased to be a “China concept stock”.

A.	Operating Results

Key Factors Affecting Our Results of Operations

Key factors affecting our results of operations during the reported periods include the following. Due to the Company’s significant changes in business focus during fiscal years ended June 30, 2024, 2025 and 2026, our historical results may not be indicative of our future performance.

Client Referral Services

For the three years ended June 30, 2026, under client referral services, we introduced clients to external financial product partners. Most of these products were insurance products sourced through external insurance brokers. Conducting client referrals in Hong Kong generally does not require us to hold financial services licenses in Hong Kong. Since fiscal year 2024, due to significant loss of clients and challenges that we encountered in our financial services businesses, revenues from client referral services have declined precipitously. Although we may continue to conduct client referral services opportunistically, we expect revenues from client referral services to remain significantly challenged in the near future, or we may not be able to obtain any revenue from client referral services at all.

E-commerce

During the first half of fiscal year 2026, the Company began official rollout of its e-commerce segment. The Company operated its e-commerce segment under a resale model, offering high-demand products such as consumer electronics, toys and other consumer products via its storefront on Amazon.

Digital Assets

During the second half of fiscal year 2026, the Company began official rollout of its digital assets segment. The Company’s main activity in the digital assets segment consists of mining Bitcoin and, to a lesser extent, other digital assets such as Litecoin and Dogecoin, using application-specific integrated circuit ("ASIC") mining hardware, hosted at multiple third-party datacenter facilities located in the United States.

Key Components of Results of Operations

Revenues

From continuing operations

	For the year ended June 30,
	2024		2025		2026
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Digital assets	—	—	—	—	90	18.1
E-commerce	—	—	—	—	119	23.9
Client referral services	21,818	100.0	—	—	289	58.0
Total	21,818	100.0	—	—	498	100.0

Under client referral services, we derived fee incomes by referring clients to external financial product partners, primarily external insurance brokers, to purchase insurance products. These insurance products we offered included (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products). The one-time fee incomes were typically computed as a pre-agreed percentage of the underlying insurance premiums received by the insurance companies.

Under e-commerce, we derived retail income from product sales on our Amazon storefront. Our revenue is represented by product sales and shipping and handling revenue. We treat shipping and handling as fulfillment activities and not as a separate performance obligation. We recognize revenue for a single performance obligation related to product sales at the time control of the merchandise passes to the customer, which is generally at the time of shipment. Shipping and handling revenue was de minimis for the year ended June 30, 2026. Sales taxes collected from customers are excluded from revenue.

Under digital assets, we deploy our own digital assets mining equipment to provide computing power (also known as “hashrates”) to digital asset mining pools, and receive consideration in the form of digital assets, the value of which is determined using the market price of the related digital asset at the time of receipt.

From discontinued operations

	For the year ended June 30,		Two Months Ended August 31,
	2024		2024
	US$	%	US$	%
	(in thousands, except for percentages)
Wealth management services	2,286	36.8	11	0.9
Asset management services	3,919	63.2	1,170	99.1
Total	6,205	100.0	1,181	100.0

Wealth Management Services

For the year ended June 30, 2024 and the two months ended August 31, 2024, we derived fee incomes from insurance brokerage services by providing insurance products through our Hong Kong subsidiaries. These insurance products we offered included (i) life insurance products such as individual whole life insurance, individual term life insurance, universal life insurance and individual health insurance, (ii) annuity insurance products, and (iii) critical illness insurance products (including personal accident insurance products).

Asset Management Services

For the year ended June 30, 2024 and the two months ended August 31, 2024, under asset management services, we provided asset management services in the offshore space through our licensed subsidiary in Hong Kong. Our net revenues from the asset management services primarily consisted of management fees calculated either as a percentage of the assets under management of the funds or mandates, and to a lesser extent, retrocession from custodian banks, commissions from trades, and performance-based fees.

Operating Costs and Expenses

Our operating costs and expenses primarily consist of (i) cost of revenues; (ii) general and administrative expenses; (iii) sales and marketing expenses; (iv) share-based compensation expenses; (v) depreciation and amortization; and (vi) loss on digital assets. The following table sets forth the components of our operating costs and expenses for the periods indicated.

From continuing operations

	For the year ended June 30,
	2024		2025		2026
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Cost of revenues
Digital assets, exclusive of depreciation	—	—	—	—	61	2.2
Digital assets, depreciation	—	—	—	—	62	2.2
E-commerce	—	—	—	—	91	3.3
Compensation and benefits	15,808	70.0	—	—	—	—
Depreciation and amortization	1,014	4.5	498	13.5	18	0.7
Loss on digital assets	—	—	—	—	18	0.7
Share-based compensation expenses	102	0.4	236	6.4	795	28.8
Sales and marketing expenses	3,131	13.9	530	14.4	42	1.5
General and administrative expenses	2,537	11.2	2,421	65.7	1,676	60.6
Total operating cost and expenses	22,592	100.0	3,685	100.0	2,763	100.0

From discontinued operations

	For the year ended June 30,		Two Months Ended August 31,
	2024		2024
	US$	%	US$	%
	(in thousands, except for percentages)
Compensation and benefits	1,451	24.4	602	69.4
Sales and marketing expenses	359	6.0	—	—
General and administrative expenses	1,969	33.2	266	30.6
Share-based compensation expenses	—	—	—	—
Asset impairment loss	2,158	36.4	—	—
Total operating cost and expenses	5,937	100.0	868	100.0

Cost of Revenues – Digital Assets

Our cost of revenues from digital asset mining is mainly operating costs relating to hosting, power supply, repair and maintenance fees to third-party hosting partners. These partners operate specialized mining datacenters, where they install and operate the miners and provide technology consulting, maintenance, and repair work on-site for their clients.

Our cost of revenues from the depreciation of digital asset mining primarily includes depreciation of digital asset mining equipment.

Cost of Revenues – E-Commerce

Our cost of revenues from e-commerce is mainly costs relating to product procurement, services and fulfillment and warehouse fees charged by Amazon, packing cost and logistic costs directly related to the sale of our products.

Compensation and benefits

Our compensation and benefits are operating costs relating to base salary, sales commission and other compensation and benefits of personnel who directly contribute to our revenue generation activities, such as distribution of fund products and insurance products. Unpaid commissions were separately presented as commission payable and commission payable-long term on our consolidated balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

Loss on Digital Assets

Our loss on digital assets primarily includes unrealized fair value changes of our digital assets.

Depreciation and Amortization

Our depreciation and amortization primarily include depreciation of office equipment and amortization of right-of-use assets.

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

Share-based Compensation Expenses

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, or 250,000 ordinary shares after giving effect to the Share Consolidation, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our initial public offering. As of the date of this annual report, 1,776,000 restricted shares, or 88,800 restricted shares after giving effect to the Share Consolidation, have been granted to our executive officers and directors under the 2020 Plan. For details of the 2020 Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2020 Plan.” For the years ended June 30, 2024, 2025 and 2026, US$0.1 million, US$0.2 million and US$0.8 million were recorded in share-based compensation expenses, respectively.

Other Income/(Expenses)

Interest Income, Net

Our net interest income primarily represented interest from bank deposits and short-term investments for the years ended June 30, 2024, 2025 and 2026.

Other Income/(Expenses), Net

Our net other income or expenses are recorded as a result of non-operating income or expenses. For the year ended June 30, 2024, our other income or expenses mainly represented foreign exchange related losses. For the year ended June 30, 2025, our other income or expenses mainly represented one-off legal settlement amounts for a class action lawsuit brought against us and associated legal expenses of US$1.8 million, and loss on early termination of operating lease of US$0.3 million. For the year ended June 30, 2026, our other income or expenses mainly represented the recovery of previous impairment loss on bank balances of US$5.4 million.

Income Tax Expense

Cayman Islands

BitVentures Limited is incorporated in the Cayman Islands as an exempted company. Under the current laws of the Cayman Islands, our company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

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

United States

Our subsidiaries incorporated in the United States are subject to U.S. federal corporate income tax at a rate of 21% on their taxable income, as well as to state and local income and other taxes in the states in which they operate. Our U.S. subsidiaries did not generate taxable income for calendar year 2024 and generated approximately US$0.2 million and US$0.1 million federal taxable income in calendar year 2025 and the first half of calendar year 2026, respectively. Digital assets received as mining rewards are generally includible in taxable income at their fair market value when received for U.S. federal income tax purposes.

Results of Operations

The following table sets forth a summary of our consolidated results of continuing operations for the periods indicated. The information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of results that may be expected for any future period.

Continuing operations

	For the year ended June 30,
	2024		2025		2026
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
REVENUE
Digital assets	—	—	—	—	90	18.1
E-commerce	—	—	—	—	119	23.9
Client referral services	21,818	100.0	—	—	289	58.0
Total revenues from third parties	21,818	100.0	—	—	498	100.0

Operating Costs and Expenses
Cost of revenue
Digital assets, exclusive of depreciation	—	—	—	—	61	2.2
Digital assets, depreciation	—	—	—	—	62	2.2
E-commerce	—	—	—	—	91	3.3
Compensation and benefits	15,808	70.0	—	—	—	—
Depreciation and amortization	1,014	4.5	498	13.5	18	0.7
Loss on digital assets	—	—	—	—	18	0.7
Share-based compensation expenses	102	0.4	236	6.4	795	28.8
Sales and marketing expenses	3,131	13.9	530	14.4	42	1.5
General and administrative expenses	2,537	11.2	2,421	65.7	1,676	60.6
Total operating cost and expenses	22,592	100.0	3,685	100.0	2,763	100.0

Loss from operations	(774)	—	(3,685)	—	(2,265)	—

Other income/(expenses)
Interest (expense)/income, net	(61)	—	121	—	338	—
Other income/(expenses), net	70	—	(2,109)	—	5,351	—
(Loss)/income before income tax expense	(765)	—	(5,673)	—	3,424	—
Income tax expense	—	—	117	—	—	—
Net (loss)/income from continuing operations	(765)	—	(5,790)	—	3,424	—

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025

Revenues

Our revenue from digital assets increased from nil for the year ended June 30, 2025 to US$0.1 million for the year ended June 30, 2026, due to the Company’s inception in digital assets in the second half of fiscal year 2026.

Our revenue from e-commerce increased from nil for the year ended June 30, 2025 to US$0.1 million for the year ended June 30, 2026, due to the Company’s entry into e-commerce in the first half of fiscal year 2026.

Our revenues from client referral service increased from nil for the year ended June 30, 2025 to US$0.3 million for the year ended June 30, 2026, primarily due to one-off insurance referral business income that we recognized.

Operating Cost and Expenses

Our total operating costs and expenses decreased from US$3.7 million for the year ended June 30, 2025 to US$2.8 million for the year ended June 30, 2026 as a result of the following.

Cost of revenue

Our cost of revenue increased from nil for the year ended June 30, 2025 to US$0.2 million for the year ended June 30, 2026, primarily due to our business expansion in e-commerce and digital assets and the impact of an increase in the depreciation of digital assets mining equipment.

Depreciation and amortization

Our depreciation and amortization decreased from US$0.5 million for the year ended June 30, 2025 to a de minimis amount for the year ended June 30, 2026, primarily due to a decrease in the right-of-use asset we leased.

Share-based compensation expenses

Our share-based compensation expenses increased from US$0.2 million for the year ended June 30, 2025 to US$0.8 million for the year ended June 30, 2026, primarily because of an accelerated vesting of the restricted share awards granted to our CEO. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Sales and marketing expenses

Our sales and marketing expenses decreased from US$0.5 million for the year ended June 30, 2025 to a de minimis amount for the year ended June 30, 2026, primarily due to a decrease in sales and marketing activities devoted to overseas insurance referral businesses.

General and administrative expenses

Our general and administrative expenses decreased from US$2.4 million for the year ended June 30, 2025 to US$1.7 million for the year ended June 30, 2026, primarily due to further cost cutting measures that senior management undertook in fiscal year 2026.

Interest Income/(Expenses), Net

We recorded net interest income of US$0.3 million for the year ended June 30, 2026 and of US$0.1 million for the year ended June 30, 2025.

Other Income/(Expenses), Net

We recorded net other income of US$5.4 million for the year ended June 30, 2026, primarily due to the recovery of previous impairment loss on bank balances of US$5.4 million. We recorded net other expenses of US$2.1 million for the year ended June 30, 2025, primarily representing one-off legal settlement amounts for a class action lawsuit brought against us and associated legal expenses of US$1.8 million, and loss on early termination of operating lease of US$0.3 million.

Income Tax Expense

Our income tax expense was nil for the year ended June 30, 2026. Our income tax expense was US$0.1 million for the year ended June 30, 2025 primarily representing the under-provision of income tax expense in the previous year.

Net Income/(Loss)

As a result of the foregoing, our net income was US$3.4 million for the year ended June 30, 2026, and our net loss was US$5.8 million for the year ended June 30, 2025.

Year Ended June 30, 2025 Compared to Year Ended June 30, 2024

Net Revenues

Our net revenues from client referral services decreased from US$21.8 million for the year ended June 30, 2024 to nil for the year ended June 30, 2025, primarily due to the significant loss of clients that we encountered in our financial services businesses in 2024, which caused our revenues from client referral services to decline precipitously.

Operating Cost and Expenses

Our total operating costs and expenses decreased from US$22.6 million for the year ended June 30, 2024 to US$3.7 million for the year ended June 30, 2025 due to the following.

Compensation and benefits

Our compensation and benefits from client referral service decreased from US$15.8 million for the year ended June 30, 2024 to nil for the year ended June 30, 2025, as compensation and benefits directly associated with revenue produced in overseas wealth and asset management were reclassified under discontinued operations.

Sales and marketing expenses

Our sales and marketing expenses decreased from US$3.1 million for the year ended June 30, 2024 to US$0.5 million for the year ended June 30, 2025, primarily due to cost cutting measures that senior management undertook in fiscal year 2025.

General and administrative expenses

Our general and administrative expenses decreased from US$2.5 million for the year ended June 30, 2024 to US$2.4 million for the year ended June 30, 2025, primarily due to aggressive cost cutting measures that senior management undertook in fiscal year 2025, partially offset by an increase in legal and accounting expenses during the year due to restructuring and business reorganization.

Share-based compensation expenses

Our share-based compensation expenses increased from US$0.1 million for the year ended June 30, 2024 to US$0.2 million for the year ended June 30, 2025, primarily due to new restricted share awards granted under the 2020 Plan in 2025. For details, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Interest Income/(Expenses), Net

We recorded net interest expense of US$0.1 million for the year ended June 30, 2024 and net interest income of US$0.1 million for the year ended June 30, 2025.

Other Income/(Expenses), Net

We recorded net other expenses of US$2.1 million for the year ended June 30, 2025, primarily representing one-off legal settlement amounts for a class action lawsuit brought against us and associated legal expenses of US$1.8 million, and loss on early termination of operating lease of US$0.3 million.

Income Tax Expense

Our income tax expense was nil for the year ended June 30, 2024, and US$0.1 million for the year ended June 30, 2025 primarily representing the under-provision of income tax expense in the previous year.

Net Loss

As a result of the foregoing, our net loss increased from US$0.8 million for the year ended June 30, 2024 to US$5.8 million for the year ended June 30, 2025.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and proceeds from our initial public offering. We had net income of approximately US$3.4 million from continuing operations for the year ended June 30, 2026, and net loss of approximately US$5.8 million and US$0.8 million from continuing operations for the years ended June 30, 2025 and 2024, respectively. We had an accumulated deficit of US$32.6 million and US$36.1 million as of June 30, 2026 and 2025, respectively. As of June 30, 2026 and 2025, we had cash and cash equivalents of US$4.5 million and US$1.0 million, respectively, and we had short-term investments of US$7.0 million and US$8.8 million, respectively.

We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to fund our continued operations and strategic initiatives. For example, we may need a substantial amount of capital to develop or acquire our e-commerce, digital asset or other technology businesses. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or debt securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended June 30,
	2024	2025	2026
	US$	US$	US$
	(in thousands)
Net cash provided by/(used in) operating activities	2,564	(6,482)	4,314
Net cash used in investing activities	—	(8,760)	(801)
Net cash provided by financing activity	—	1,008	—
Net increase/(decrease) in cash and cash equivalents	2,564	(14,234)	3,513
Cash and cash equivalents at beginning of the year	12,620	15,184	950
Cash and cash equivalents at end of the year	15,184	950	4,463

Operating Activities

Net cash provided by operating activities for the year ended June 30, 2026 was US$4.3 million. This reflected net income of US$3.4 million, as adjusted by non-cash and non-operating items primarily including share-based compensation expenses and depreciation, and an inflow in operating assets and liabilities mainly related to the changes in deposits, prepayments and other current assets.

Net cash used in operating activities for the year ended June 30, 2025 was US$6.5 million. This reflected net loss of US$5.4 million, as adjusted by non-cash and non-operating items primarily including decrease in commissions payable, depreciation and amortization, and decrease in operating lease liabilities.

Net cash provided by operating activities for the year ended June 30, 2024 was US$2.6 million. This reflected net loss of US$0.7 million, as adjusted by non-cash and non-operating items primarily including asset impairment losses, net changes in related parties balances, depreciation and amortization, and decrease in operating lease liabilities.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2026 was US$0.8 million, due to investment in digital asset mining equipment and net increase in placement of short-term and long-term investments.

Net cash used in investing activities for the year ended June 30, 2025 was US$8.8 million, primarily due to placement of short-term investments, partially offset by net cash inflow from disposal of subsidiaries.

Net cash used in or provided by investing activities for the year ended June 30, 2024 was nil.

Financing Activity

Net cash provided by financing activities for the years ended June 30, 2026 and 2024 was nil.

Net cash provided by financing activities for the year ended June 30, 2025 was US$1.0 million due to new share issuance.

Holding Company Structure

Our holding company, BitVentures Limited, is a holding company with no material operations of its own. As most of our operations are conducted through our subsidiaries, our ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended June 30, 2026 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Out of our significant accounting policies, which are described in Note 2 - Summary of Significant Accounting Policies included elsewhere in this annual report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgment, estimates and assumptions, including (i) impairment loss of assets.

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

Impairment loss of assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the years ended June 30, 2024, 2025 and 2026, the Company recognized impairment of long-lived assets from discontinued operations of US$0.2 million, nil and nil, respectively.

An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Based on the qualitative assessment, if it is more likely than not that the fair value of an indefinite-lived intangible asset is less than the carrying value, a quantitative test to measure the amount of impairment must be performed. The quantitative impairment test compares the fair value of the asset with the carrying amount. If the carrying amount exceeds the fair value, then an impairment loss equal to that excess is recorded. For the years ended June 30, 2024, 2025 and 2026, the Company recognized impairment of indefinite-lived intangible assets from discontinued operations of US$2.0 million, nil and nil, respectively.

Item 6.        Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Mr. Lawrence Wai LOK	44	Director, Chairman, CEO
Mr. Kelvin Chun YU	34	Head of Finance
Mr. Joel A. GALLO	54	Independent Director
Ms. CHEN Jie	55	Independent Director
Mr. Howard Wing To CHAN	40	Independent Director
Mr. Geoffrey Fai KAM	43	Independent Director

Mr. Lawrence Wai LOK. Mr. LOK has served as Chairman and Chief Executive Officer of BitVentures since March 2025, following his tenure as Acting Chief Executive Officer from September 2024. Since assuming the role of CEO, Mr. LOK has led a comprehensive transformation of the Company through a critical period of restructuring and business reorganization. Under Mr. LOK’s leadership, the Company has restructured its legacy operations and rebuilt itself as a growth platform at the intersection of digital assets and technology ventures.

Mr. LOK is an active investor and founder, who has founded and funded several businesses. Mr. LOK also brings 20 years of experience across investment banking, capital markets, cross-border M&A and international wealth management. Mr. LOK was formerly an investment banker at Citigroup and Jefferies in Hong Kong and San Francisco, where he had extensive global experience and executed transactions across Asia Pacific, China, the United States and Europe. During that period, Mr. LOK led some of Asia Pacific’s highest-profile technology IPOs, private fundraisings and cross-border mergers and acquisitions. He also served as a trusted advisor to many of his clients on their growth strategies and transformative initiatives., including helping Chinese companies with their international expansion. His clients and transactions spanned many subsectors of the technology landscape, including fintech, payments, Internet, software, renewable energy, IT services and hardware.

Mr. LOK holds dual degrees from the University of California, Berkeley, a B.A. in Economics and a B.S. in Business Administration, where he graduated magna cum laude. Mr. LOK is a CFA charterholder and an active member of the CFA Institute and CFA Society San Francisco.

Mr. Kelvin Chun YU. Mr. YU currently serves as our Head of Finance. Mr. YU joined our company in May 2025, and is responsible for overseeing our financial and treasury operations. Mr. YU has over 10 years of experience working in the accounting and finance industry. Prior to joining the Company, Mr. YU worked as an auditor at Crowe (HK) CPA Limited, specializing in auditing companies listed in Hong Kong.

Mr. YU holds a Bachelor of Business Administration (Honours) in Accountancy degree from Hong Kong Baptist University. Mr. YU is a member of CPA Australia.

Mr. Joel A. GALLO. Mr. GALLO was appointed as our independent director in June 2020, and his appointment was effective in March 2021. Mr. GALLO has been the chief financial officer of XCharge since August 2025, and was previously the chief financial officer of HD EDU from February 2023 to August 2025. In addition, Mr. GALLO has been an adjunct professor at New York University since January 2021.

Mr. GALLO was previously the chief financial officer of CoinTiger from July 2022 to January 2023. From March 2021 to May 2022, Mr. GALLO was the chief financial officer of ETAO International Group. Prior to that role, he was the chief executive officer of Columbia China League Business Advisory Co. from November 2019 to February 2021, providing professional advisory services, including advising Chinese companies on initial public offering issues in the U.S. From April 2013 to December 2018, Mr. GALLO served as co-founder and principal of GLS Group LLC, responsible for providing management consulting services to financial sector firms. Previously, between February 1994 and March 2013, Mr. GALLO worked in senior executive roles at Scudder Kemper Investments (Zurich Insurance), TLX Trading Networks, Deloitte, Ernst & Young, EMC and PricewaterhouseCoopers. In those roles, Mr. GALLO advised over 100 global financial institutions on finance, strategy, transformation, and risk management projects.

Mr. GALLO obtained his bachelor’s degree in management from Binghamton University – State University of New York in 1993, a master’s degree in international relations from Tufts University in 2008, and a master’s degree in public administration from Columbia University in 2018.

Ms. CHEN Jie. Ms. CHEN was appointed as our independent director in September 2019, and her appointment was effective in March 2021. Ms. CHEN was the chief financial officer of SPI Energy Co., Ltd. from June 2021 to July 2025, and Ms. CHEN was previously the executive director of Brainzoom Business Consulting Co., Ltd. since July 2007, responsible for the operation of the company and also leading the consulting department providing business & financial consulting services to various companies. From January 2006 to May 2007, Ms. CHEN served as a vice president and finance director of Cellon International Holdings Corporation, responsible for leading the work of the corporate finance department. From July 2000 to January 2006, Ms. CHEN served as the southern China regional administration manager of PricewaterhouseCoopers (2002-2006) and former Arthur Andersen (2000-2002), Shenzhen & Guangzhou branches, responsible for the regional office administration work. From June 1993 to June 2000, Ms. CHEN served as an audit manager of Arthur Andersen, Shenzhen branch, providing audit assurance services to various PRC companies that were listed on the international stock markets.

Ms. CHEN obtained her bachelor’s degree in accounting from Shenzhen University in 1993 and is a member of CICPA and FCCA.

Mr. Howard Wing To CHAN. Mr. CHAN was appointed as our independent director in March 2025. Mr. CHAN is a Certified Public Accountant in the United States.

Mr. CHAN has extensive experience in corporate finance and transaction advisory in Mainland China and Hong Kong. From 2022 to 2025, Mr. CHAN was a Director of Corporate Finance and Capital Markets Transactions at Jones Lang LaSalle, based in Shanghai, focusing on real estate equity and debt advisory and investment sales for institutional clients in Mainland China. Prior to that, Mr. CHAN worked in various corporate finance, capital markets, and transaction advisory roles at Ernst & Young, Manulife, Cushman & Wakefield, and Briscoe Wong Ferrier in both Hong Kong and Mainland China.

Mr. CHAN received his Master of Finance from Tsinghua University in 2013, and his bachelor’s degree in Business Administration from Albertson College of Idaho in 2006.

Mr. Geoffrey Fai KAM. Mr. Geoffrey KAM was appointed as our independent director in March 2025. Mr. KAM is a qualified solicitor practicing in Hong Kong and currently works as a Consultant at Messrs. Boase Cohen & Collins, Hong Kong.

Mr. KAM has extensive experience in a broad range of contentious matters, including commercial litigation, contract disputes, criminal litigation, family law, and wills and probate matters. Prior to joining Messrs. Boase Cohen & Collins, Mr. KAM was a Partner at a Hong Kong-based boutique law firm for 6 years.

Mr. KAM holds dual degrees in Law and Commerce from Monash University, Melbourne, Australia, and a Postgraduate Certificate in Laws from City University of Hong Kong. Mr. KAM has also been actively involved in the community and public service in Hong Kong. His recent appointments include serving as a member of the Panel of Film Censorship Advisers of the Government of the Hong Kong Special Administrative Region and the Members Benefit Committee of The Law Society of Hong Kong.

B.	Compensation

Compensation of Directors and Executive Officers

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers.

For the year ended June 30, 2026, we paid an aggregate of approximately US$0.6 million in cash to our directors and executive officers. As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Schemes Ordinance, or MPF Scheme. Otherwise, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to the agreements, the executive officers are entitled to receive annual compensation and bonus approved by the board of directors. The agreements also provide that the executive officers are to work a minimum of 40 hours per week and are entitled to all legal holidays as well as other paid leave in accordance with applicable laws and regulations and our internal work policies.

Under applicable laws and regulations, we may immediately terminate the employment agreement and dismiss the contracted employee, such as, if the employee provides false personal information when joining our company, the employee commits serious violation of labor disciplines or rules and regulations of our company, or the employee commits serious dereliction of job duties, malpractice or breach of our company’s confidence. The employee may also immediately terminate the employment agreement, when we fail to pay remuneration as stipulated.

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

We have also entered into director agreements with our directors, which include indemnification provisions.

Share Incentive Plans

2020 Plan

On December 6, 2020, we adopted a share incentive plan, or the 2020 Plan. Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, or 250,000 ordinary shares after giving effect to the Share Consolidation, equal to 10% of the total outstanding ordinary shares of our company immediately prior to completion of our initial public offering.

On February 9, 2026, the Board approved an adjustment of all outstanding restricted share awards to reflect the Share Consolidation effective January 5, 2026, such that the number of shares subject to each award is divided by 20, as well as approved an accelerated vesting of 82,300 ordinary shares awarded to Mr. Lok, our Chairman and CEO, provided that Mr. Lok enters into a separate, binding letter of undertaking whereby Mr. Lok agreed to extend his minimum holding period and undertake not to sell or otherwise dispose of the restricted ordinary shares by one additional year beyond the original vesting schedules.

As of the date of this annual report, the number of outstanding restricted share awards that we granted to our executive officers and directors under the 2020 Plan is as follows:

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

Vesting Schedule and Conditions. The vesting schedule and conditions of granted share awards were determined by the board.

Exercise of Options. Subject to applicable laws, the plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to such time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

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

Expiration. The plan terminates on the tenth anniversary of the Company’s initial public offering.

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

A director must disclose any material interest and such director may not vote at any meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest. The Nasdaq Capital Market corporate governance rules require that a majority of an issuer’s board of directors must consist of independent directors. However, as a Cayman Islands company listed on the Nasdaq Capital Market, we are a foreign private issuer and are permitted to follow the home country practice with respect to certain corporate governance matters. Cayman Islands law does not require a majority of a publicly traded company’s board of directors to be comprised of independent directors. We rely on this home country practice exception and from time to time, may not have a majority of independent directors serving on our board of directors.

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

Committees of the Board of Directors

Under Nasdaq Capital Market standards, a listed company must have a compensation committee and a nominating/corporate governance committee composed only of independent directors. Cayman Islands law does not require a company to establish such committees. As a foreign private issuer, we intend to follow our home country practice. As of the date of this annual report, our remuneration committee does not consist solely of independent directors, and we have not established a nominating/corporate governance committee.

We have established an audit committee and a remuneration committee under the board of directors and adopted a charter for each of the audit committee and remuneration committee, which are available on our website at https://ir.bitventures.io/corporate/corporate-governance. The audit committee’s and remuneration committee’s members and functions are described below.

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

Remuneration Committee

Our remuneration committee consists of Lawrence Wai Lok (Chairman), Howard Chan and Geoffrey Kam. Howard Chan and Geoffrey Kam satisfy the “independence” requirements of Rule 5605(a)(2) of the listing rules of the Nasdaq Capital Market and meet the independence standards under Rule 10C-1 under the Securities Exchange Act of 1934, as amended. The remuneration committee reviews and approves certain compensation matters relating to our directors and executive officers. The remuneration committee is responsible for, among other things:

●	reviewing the compensation for our executive officers and directors and making recommendations to the board with respect to it;

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans; and

●	appointing and overseeing any compensation consultants or advisors.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act bona fide in what they consider in good faith to be in the best interests of the company, a duty not to make a profit based on his or her position as director and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

As of June 30, 2026, 2025 and 2024, we had 6, 6 and 36 employees, respectively.

As required by Hong Kong regulations, we are required to enroll Hong Kong employees in a Mandatory Provident Fund Scheme, to which the employer and employee must make certain contributions. We are also required to provide our Hong Kong employees with certain minimum benefits and protections, including paid annual leave, paid sick leave, paid maternity leave and compensation payments in certain cases of severance, unfair dismissal or termination after long service. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations in Hong Kong—Regulations relating to Labor and Social Welfare of Hong Kong.” We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of June 30, 2026:

●	each of our directors and executive officers; and

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally define beneficial ownership to include any shares over which a person exercises sole or shared voting or investment power. Such determination is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power or the power to receive the economic benefit with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. None of the shareholders listed in the table is a broker-dealer or an affiliate of a broker-dealer.

Applicable percentage ownership is based on 8,484,581 ordinary shares outstanding as of June 30, 2026. Unless otherwise indicated, the principal executive address of Mr. Lawrence Wai Lok is Level 15, AIA Central, No.1 Connaught Road Central, Hong Kong.

	Beneficial Ownership (1)
Name of Beneficial Owner	Ordinary Shares	%
Directors and Executive Officers
Lawrence Wai Lok	82,300	0.97
Kelvin Chun Yu	Nil	Nil
Joel A. Gallo	1,083	0.01
Chen Jie	1,083	0.01
Howard Chan	Nil	Nil
Geoffrey Kam	Nil	Nil

Principal Shareholders
The Raku Foundation (2)	5,693,131	67.10
Carmel Holdings Limited (2)	5,693,131	67.10
Grand Lead Group Limited (3)	1,992,500	23.48

Notes:

(1)

For each person and entity included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or entity by the sum of (i) 8,484,581 being the number of ordinary shares issued and outstanding as of June 30, 2026, and (ii) the number of shares such person or entity has the right to acquire within 60 days after June 30, 2026.

(2)

Represents 5,693,131 ordinary shares held by Carmel Holdings Limited, a limited liability company incorporated in the British Virgin Islands that is wholly owned by The Raku Foundation, a Cayman Islands foundation company. On February 25, 2026, Mr. Lok completed an irrevocable transfer of all of the issued and outstanding equity interests in Carmel Holdings Limited to The Raku Foundation for succession and wealth planning purposes. Mr. Lok does not retain any economic or voting interest in The Raku Foundation. The registered address of The Raku Foundation is PO Box 897, Windward 1, Regatta Office Park, West Bay Road, Grand Cayman, KY1-1103, Cayman Islands. The registered address of Carmel Holdings Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.

(3)

Represents 1,992,500 ordinary shares held by Grand Lead Group Limited, a company incorporated in the British Virgin Islands. To our knowledge, Grand Lead Group Limited is wholly owned and controlled by Mr. Han Hongwei, our former Chairman.

For arrangements involving the issue or grant of options or shares or securities of the Company, please refer to “Item 6. Directors, Senior Management and Employees—B. Compensation.”

As of the date of this annual report, we are not aware of any other arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.        Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

To our knowledge, other than as described below, there has been no significant change in the percentage ownership held by any of our major shareholders during the past three years. On March 17, 2025, we issued 112,000,000 ordinary shares (equivalent to 5,600,000 ordinary shares after giving effect to the Share Consolidation) to Carmel Holdings Limited, which was then wholly owned by Mr. Lawrence Wai Lok, our Chairman and Chief Executive Officer. On February 25, 2026, Mr. Lok transferred all of the equity interests in Carmel Holdings Limited to The Raku Foundation, as a result of which Mr. Lok ceased to be the beneficial owner of the ordinary shares held by Carmel Holdings Limited and The Raku Foundation became the beneficial owner of approximately 67.1% of our outstanding ordinary shares.

None of our major shareholders has voting rights that differ from those of our other shareholders.

To our knowledge, we are controlled by The Raku Foundation, which, through its wholly owned subsidiary Carmel Holdings Limited, holds approximately 67.1% of our outstanding ordinary shares and of the voting power in our company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our controlling shareholder and our Chairman and Chief Executive Officer are able to exert significant influence over our Company, whose interests may differ from, or conflict with, those of our other shareholders.”

B.	Related Party Transactions

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

Item 8.         Financial Information

A.	Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

In March 2024, a securities class action was filed against the Company in the Supreme Court of New York in the County of New York (docket number: 152554/2024). The plaintiff complained that the registration statement and prospectus issued in the Company’s initial public offering in 2021 contained misleading or materially false information, and accused the Company of fraud, as a result of which investors suffered financial losses on their investments. The Company denied any wrongdoing, and vigorously defended itself against all allegations, and filed a motion to dismiss all claims asserted in the complaints. Subsequently, the Company reached a settlement with the plaintiff to dismiss all claims against the Company and agreed to pay US$1 million. The Company denied any wrongdoing and accepted the settlement solely for the purposes of eliminating the burden, expenses and uncertainties of litigation. In August 2025, a final judgment by the Court approved the settlement.

Except for the proceedings disclosed herein, we are not currently subject to any pending or, to our knowledge, threatened judicial, administrative, governmental or arbitration proceedings that we expect to have a material effect on our results of operations or financial condition, and none of our directors or members of senior management is a party adverse to us, or has a material interest adverse to us, in any material proceeding.

Dividend Policy

We did not declare or pay any dividend during the year ended June 30, 2026 and do not have any plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

We are an exempted company incorporated in the Cayman Islands. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid out of the share premium account if, immediately following the date on which the dividend is proposed to be paid, this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to distribute any dividends to our shareholders, we may rely on dividends distributed by our operating subsidiaries in Hong Kong and the United States. There are currently no foreign exchange controls or statutory restrictions in Hong Kong or the United States on the payment of dividends by our subsidiaries to us, other than applicable withholding taxes (including U.S. withholding tax on dividends paid by our U.S. subsidiaries) and general requirements of applicable corporate law relating to solvency and the availability of distributable profits or surplus.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.         The Offer and Listing

A.	Offering and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “BVC” since January 5, 2026. Prior to that date, our ADSs, each representing two ordinary shares (before giving effect to the Share Consolidation), were listed on the Nasdaq Global Market from March 26, 2021 under the symbol “HYW”, which was changed to “STEC” in July 2024 following the change of our name to Santech Holdings Limited, and were transferred to the Nasdaq Capital Market on December 5, 2024. Following the change of our name to BitVentures Limited, the trading symbol of our ADSs was changed to “BVC” effective December 24, 2025. On January 5, 2026, upon the effectiveness of the Share Consolidation and the termination of our ADR program, all outstanding ADSs were cancelled and exchanged for consolidated ordinary shares at the ratio of one consolidated ordinary share for every ten ADSs, and our consolidated ordinary shares were listed on the Nasdaq Capital Market in substitution for the ADSs. Other than routine, temporary trading pauses under Nasdaq’s volatility trading rules, there have been no significant trading suspensions of our securities during the three years preceding the date of this annual report.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “BVC”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.         Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Corporate Objects

Under our third amended and restated memorandum of association, our objects are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Material Terms of Ordinary Shares

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares. For a description of our ordinary shares, see Exhibit 2.2.

Issuance of Shares and Changes to Capital

Subject to the rules of the Nasdaq Capital Market and any other stock exchange or interdealer quotation system on which our ordinary shares are listed or quoted, and subject to the provisions in our third amended and restated memorandum and articles of association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. We will not issue bearer shares.

We may, subject to the provisions of the Companies Act and our third amended and restated memorandum and articles of association and the SEC and Nasdaq rules, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our third amended and restated memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

We may also, subject to the provisions of the Companies Act, our third amended and restated memorandum and articles of association, the SEC and the Nasdaq Capital Market, issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of our capital.

Dividends

Subject to the Companies Act, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of ordinary shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends and authorize payment of the same out of the funds of our Company lawfully available therefor.

In addition, our board of directors may resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of our share premium account or capital redemption reserve; appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other; resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend; make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions; and authorize any person to enter on behalf of all our shareholders concerned into an agreement with us providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders.

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

As a Cayman Islands exempted company, we may but are not obliged by the Companies Act to call annual general meetings. Our third amended and restated memorandum and articles of association do not require us to hold an annual general meeting of shareholders either. Also, we may, but are not required to (unless required by the Companies Act), in each year hold any other extraordinary general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing not less than two-thirds, in par value of the issued shares which as at the relevant date carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our third amended and restated memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than five (5) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regard to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our third amended and restated memorandum and articles of association.

Our third amended and restated memorandum and articles of association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our third amended and restated memorandum and articles of association that relate to or have an impact upon the procedures regarding the election, appointment, removal of directors and size of the board.

Transfers of Shares

Subject to any applicable restrictions set forth in our third amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any ordinary share that is not a fully paid up share to a person of whom it does not approve, or any ordinary share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any ordinary share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered ordinary share unless: a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuses to register a transfer, it is required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

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

Anti-Takeover Provisions

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our board of directors may determine from time to time whether our accounting records and books shall be open to the inspection of our shareholders not members of our board of directors. Notwithstanding the above, our third amended and restated memorandum and articles of association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

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

Preferred Shares

Our board of directors is empowered to issue from time to time one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights of each such class or series so authorized. Such action may adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholder;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained;

●	the act complained of purports to abridge or abolish the individual rights of a member; and those who control the company are perpetrating a “fraud on the minority.”

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

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, directors of Cayman Islands companies owe fiduciary duties to their respective companies to, amongst other things, act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Core duties are:

●	a duty to act in good faith in what the directors bona fide consider to be the best interests of the company;

●	a duty not to personally profit from opportunities that arise from the office of director;

●	a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party; and

●	a duty to exercise powers for the purpose for which such powers were conferred.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our third amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, our Company may by ordinary resolution passed by shareholders appoint any person to be a director or may by ordinary resolution remove any director.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

Other than applicable taxation, anti-money laundering and counter-terrorist financing laws and regulations and economic sanctions which may be in force from time to time, there are no exchange control regulations or currency restrictions in the Cayman Islands, Hong Kong or the United States, or any provision of our memorandum and articles of association, that would prevent the transfer of capital or the remittance of dividends, interest and other payments to holders of the Company’s securities who are not residents of those jurisdictions on a general basis.

E.	Taxation

The following summary of the material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our counsel as to Cayman Islands law.

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

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that holds our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (“Code”). This discussion is based upon provisions of the Code and Treasury regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities are subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, accrual method taxpayers subject to special tax accounting rules as a result of their use of financial statements, partnerships and their partners, controlled foreign corporations, passive foreign investment companies, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock by vote or value, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-U.S., alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our ordinary shares.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ordinary shares.

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

We may be or become a PFIC in the current taxable year. However, no assurance can be given that our Company will or will not be considered a PFIC in the current or any future taxable year. Our Company’s possible status as a PFIC must be determined for each year and cannot be determined until the end of each taxable year. Because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our Company’s control, including the amount and nature of our Company’s income and assets, as well as on the market valuation of our Company’s assets, including goodwill, and because certain aspects of the PFIC rules are not entirely certain, there can be no assurance that our Company is or is not a PFIC or that the IRS will agree with our conclusion regarding our PFIC status. If we are a PFIC for any year during which a U.S. holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ordinary shares.

The U.S. federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions paid on our ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we will generally report any distribution paid as a dividend for U.S. federal income tax purposes. Dividends received on the ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Subject to the PFIC rules described below, individuals and other non-corporate U.S. holders will generally be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of certain applicable U.S. treaties, (2) we are neither a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. If the requirements of the immediately preceding sentence are not satisfied, a dividend paid by us to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). Because our ordinary shares are listed on the Nasdaq Capital Market and are therefore expected to be considered readily tradable on an established securities market in the United States, we expect to be a qualified foreign corporation with respect to dividends paid on our ordinary shares. There can be no assurance that our ordinary shares will continue to be considered readily tradable on an established securities market in later years. The dividend rules are complex. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares.

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

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder generally will recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of individuals and other non-corporate U.S. holders generally are eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the effects of any applicable income tax treaties.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes certain elections, such as a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

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

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ordinary shares, provided that the ordinary shares are regularly traded on the Nasdaq Capital Market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ordinary shares will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. holder makes a mark-to-market election with respect to our ordinary shares, the U.S. holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

If a U.S. holder owns our ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors as to our status as a PFIC, and, if we are treated as a PFIC, as to the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. A U.S. holder may be eligible for an exemption from backup withholding if the U.S. holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Additional Information Reporting Requirements

Certain U.S. holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of our ordinary shares.

Hong Kong Taxation

Our wholly-owned Hong Kong subsidiaries are subject to Hong Kong profits tax on their activities conducted in Hong Kong. Effective for tax years ending on or after December 31, 2018, the applicable tax rate is 8.25% on the first HK$2.0 million of assessable profits and 16.5% on any assessable profits above that threshold. In addition, the 8.25% tax rate can only be utilized by one entity in a controlled group, while all other entities in the controlled group utilize the 16.5% tax rate. Dividends from our Hong Kong subsidiaries to the Company are exempt from Hong Kong withholding tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed a registration statement on Form F-1 (Registration No. 333-253591) with the SEC to register the issuance and sale of our ordinary shares represented by ADSs in our initial public offering, and a registration statement on Form F-6 (Registration No. 333-254412) with the SEC to register the ADSs. Our ADS program was terminated on January 5, 2026, and our ordinary shares are registered under Section 12(b) of the Exchange Act.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is June 30, and are required to furnish reports on Form 6-K. All information filed with and furnished to the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act requiring the filing of quarterly reports and proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, although our directors and officers have been required, since March 18, 2026, to file reports of their ownership of, and transactions in, our securities under Section 16(a) of the Exchange Act.

I.	Subsidiary Information

Not applicable.

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents and debt securities held to maturity. As of June 30, 2026, most of our cash and cash equivalents and debt securities were held by major financial institutions located in Hong Kong and the United States. We believe that these financial institutions located in Hong Kong and the United States are of high credit quality. For accounts receivable, short-term loan receivables, and deposit to suppliers, we typically extend credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, we have dedicated staff responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable and deposit to suppliers is significantly reduced.

Customer Concentration Risk

For the year ended June 30, 2026, three customers accounted for 58%, 0% and 0% of our total revenues from continuing operations. There is no revenue from continuing operations generated for the year ended June 30, 2025. For the year ended June 30, 2024, three customers accounted for 73%, 27% and 0% of our total revenues from continuing operations. No other customer accounted for more than 10% of our revenue for the years ended June 30, 2024, 2025 and 2026, respectively.

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

We do not expect rising or falling interest rates to have a material impact on our financial condition unless uncertainty about the direction and timing of interest rate changes materially affects the level of borrowing and lending activity in the economy.

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

Not applicable. Our ADS program was terminated, and all outstanding ADSs were cancelled, on January 5, 2026, when our ordinary shares were listed on the Nasdaq Capital Market in substitution for the ADSs.

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

On December 19, 2025, our shareholders approved at an extraordinary general meeting (i) the Share Consolidation, pursuant to which every twenty issued and unissued ordinary shares of par value US$0.0001 each were consolidated into one ordinary share of par value US$0.0020 each, (ii) the adoption of our third amended and restated memorandum and articles of association and (iii) the change of our name to BitVentures Limited. On January 5, 2026, the Share Consolidation became effective, our ADS program was terminated, all outstanding ADSs were cancelled in exchange for consolidated ordinary shares and our ordinary shares were listed on the Nasdaq Capital Market in substitution for the ADSs. See “Item 4. Information on the Company—A. History and Development of the Company,” “Item 9. The Offer and Listing” and “Item 10. Additional Information—B. Memorandum and Articles of Association.” Other than as described above, there were no material modifications to the rights of our security holders during the fiscal year ended June 30, 2026.

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

For the period from the effective date of the registration statement to June 30, 2026, the total expenses incurred for our company’s account in connection with our initial public offering were US$2.0 million, which included US$1.7 million in underwriting discounts and commissions for the initial public offering and US$0.3 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from March 25, 2021, the date that the registration statement was declared effective by the SEC, to June 30, 2026, we have used net proceeds from our initial public offering for working capital and general corporate purposes, and prior to June 30, 2024, to grow our asset management service business and wealth management service business in China in the amount of US$19.6 million approximately. We have been placing the rest of our net proceeds into short-term interest-bearing deposits with licensed banks. Based on our ongoing reevaluation of the changing business environment, we may deploy portions of the net proceeds for additional purposes, such as growing our digital assets and e-commerce segments, and developing or acquiring new businesses in the technology sector.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and principal financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2026. As defined in Rule 13a-15(e) of the Exchange Act, the term disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our chief executive officer and principal financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of June 30, 2026, due to the material weaknesses in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Our management, with the participation of our chief executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of June 30, 2026 based on the criteria established in the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of June 30, 2026, our internal control over financial reporting was not effective, due to the material weaknesses described below under “—Internal Control over Financial Reporting.”

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting because, as a non-accelerated filer, we are not subject to the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act.

Internal control over financial reporting has inherent limitations and may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Internal Control over Financial Reporting

In the course of preparing our consolidated financial statements, we identified the following material weaknesses, certain of which were first identified before we became a public company in March 2021, and had been in place for the years ended June 30, 2025 and 2026. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of sufficient resources with U.S. GAAP and SEC reporting experience in the accounting department to provide accurate information in a timely manner; (ii) our lack of key monitoring mechanisms such as internal audit department to oversee and monitor our risk management, business strategies and financial reporting procedures; and (iii) our lack of inventory aging monitoring mechanisms, leading to inability to track the slow-moving and obsolete inventories, and potential understatement of the provision of inventories.

Our independent registered public accounting firm has not performed an audit of our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

To remediate the material weaknesses identified in internal control over our financial reporting, we have: (a) hired experienced personnel in our accounting department with adequate experience with financial reporting and compliance requirements; (b) continued our efforts to provide ongoing training courses in U.S. GAAP to existing personnel, including our Principal Financial Officer; (c) continued our efforts to enhance the effectiveness of our internal control over financial reporting by increasing technology adoption, reducing reliance on paper records or single personnel, and migrating our internal processes to cloud-based software systems that are suitable for U.S. reporting companies, which we believe will enhance areas such as inventory management, document retention, transaction approvals, and automation in financial reporting. The implementation of these measures may not fully address the material weaknesses identified in our internal control over financial reporting and we cannot conclude that they have been fully remedied.

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

Item 16B.          Code of Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers and employees. Certain provisions of our code of business conduct and ethics apply specifically to our chief executive officer, chief financial officer, other chief officers, senior financial officer, controller, senior vice presidents, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://ir.bitventures.io/corporate/corporate-governance. The information contained on our website is not included in, or incorporated by reference into, this annual report on Form 20-F.

Item 16C.          Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our principal external auditors for the fiscal years ended June 30, 2026, 2025 and 2024.

	For the years ended June 30,
	2024	2025	2026
	US$
Audit fees (1)	555,000	120,000	140,000
Audit-related fees (2)	Nil	30,000	27,000
Tax fees (3)	Nil	Nil	Nil
All other fees (4)	Nil	Nil	Nil

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed or furnished with the SEC, including interim earnings releases.

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

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.          Change in Registrant’s Certifying Accountant

The information required by this item with respect to the dismissal of Marcum Asia CPAs LLP and the engagement of Audit Alliance LLP as our independent registered public accounting firm, effective November 15, 2024, was previously reported in our annual report on Form 20-F for the fiscal year ended June 30, 2024, filed with the SEC on May 13, 2025.

Item 16G.          Corporate Governance

As a Cayman Islands company with securities listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country in lieu of certain provisions applicable to U.S. domestic public companies. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the Nasdaq listing standards. Our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

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

Our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters in lieu of the corporate governance listing standards applicable to U.S. domestic issuers, which home country practices may afford comparatively less protection to shareholders.”

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

Item 16K. Cybersecurity

Cybersecurity risk management is an important part of our overall risk management efforts. Our historical services in wealth management and asset management involved the exchange, storage and analysis of highly confidential information, including detailed personal and financial information, through a variety of electronic and non-electronic means. Our new business development in e-commerce, digital assets or other consumer and enterprise technology industries will also involve significant reliance on technology. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. Even though we have exited our historical services in wealth management and asset management, we still have obligations to protect our historical clients’ privacy and confidential information. We will also continue to focus on developing our cybersecurity risk management policies and procedures as we shift our business focus to exploring technology opportunities.

Our board of directors has oversight of our overall compliance and risk management framework, including cybersecurity risk management. Our senior management is responsible for day-to-day supervision of regulation compliance, including compliance with cybersecurity laws and regulations. We also rely on third-party service providers in our operations, including our digital asset custodian, our hosting and colocation providers, our mining pool operators and the Amazon marketplace, and we consider their security certifications and controls, such as SOC 1 or SOC 2 reports and, in the case of our custodian, its regulatory licensing, in selecting and monitoring them.

To date, we have not faced any significant cybersecurity events that have materially affected or are reasonably likely to materially affect us, including our business, results of operations, or financial condition. However, despite the cybersecurity risk management procedures and measures that we have implemented, we still face risks of security breaches and attacks against our systems and network from time to time, which may adversely affect our operation and reputation. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any significant failure in our information technology systems could have a material adverse effect on our business and profitability” and “—We rely on a third-party custodian to safeguard the digital assets we hold, and any security breach, operational failure, or insolvency of our custodian could result in the loss of our digital assets.”

PART III

Item 17.         Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.         Financial Statements

The audited consolidated financial statements of us and our subsidiaries are included at the end of this annual report.

Item 19.         Exhibits

EXHIBIT INDEX

Exhibit	Description of Document

1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective December 29, 2025 (incorporated by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-40238) furnished to the SEC on January 7, 2026)

2.1*	Specimen Certificate for Ordinary Shares

2.2*	Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1

Form of Restricted Share Award Agreement under the 2020 Share Incentive Plan (incorporated by reference to Exhibit 4.1 to the annual report on Form 20-F (File No. 001-40238) filed with the SEC on May 13, 2025)

4.2	2020 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-253591), as amended, initially filed with the SEC on February 26, 2021)

4.3*	Form of Employment Agreement between New Innovations Limited and executive officers of the Registrant

8.1*	List of Significant Subsidiaries

11.1*	Insider Trading Policy

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit	Description of Document

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP, independent registered public accounting firm

15.2*	Consent of Appleby

97.1*	Policy on Recoupment of Incentive Compensation (Compensation Clawback Policy) of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 16, 2026	BitVentures Limited

	By:	/s/ Lawrence Wai LOK
	Name:	Lawrence Wai LOK
	Title:	Chairman and CEO

BITVENTURES LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of BitVentures Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BitVentures Ltd. and its subsidiaries (the “Company”) as of June 30, 2025 and 2026, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for each of the years ended June 30, 2024, 2025 and 2026, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2026, and the results of its operations and its cash flows for each of the years ended June 30, 2024, 2025 and 2026, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Completeness of revenue recognition

As described in Note 2(o) to the consolidated financial statements, management applies FASB Topic 606, Revenue from Contracts with Customers (“ASC 606”) to recognize revenue. Management recognizes revenue upon the collection of introduction fees from insurance brokers, insurance companies or commercial banks by referring clients to insurance brokers, insurance companies or banks to purchase insurance products offered by insurance companies and wealth management products offered by banks. Management recognize revenue upon the collection of introduction fees through bank statement or other payment mode by only referral potential customers with no further performance obligation required to be satisfied.

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

Accuracy of revenue recognition in relating to transaction price

As described in Note 2(o) to the consolidated financial statements, for wealth management service, management has minimal monitoring measures and control throughout all stages of referring process and has no access right to obtain the detailed information of matched subscription agreements or related documents. For asset management fee, management has minimized control of service provider process, and has no access to respective fund contract (mandate agreement) and mandate particular portfolio management report, to ensure the transaction price which is either as a percentage of the total investments made by the investors or as a percentage of the fair value of the fund’s or mandate’s net assets.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit of revenue recognition included, but was not limited to, the following procedures:

●	Obtained an understanding of internal controls relating to management assessment of the revenue recognition;
●	Informed and discussed with Audit Committee;
●	Interviewed personnel involved in the financial reporting process;
●	Interviewed lawyer to assess financial and legal implications related to the financial statements;
●	Reviewed minutes of the board of directors’ meetings;
●	Reviewed journal entries and other adjustments for evidence of possible material misstatement;
●	Examined original transaction related documents;
●	Reviewed the bank statements.

Mining Revenue from Digital Asset Mining Activities

As described in Note 2(o) to the consolidated financial statements, the Company participates in a digital asset mining pool (“the mining pool”) by executing agreements with mining pool operators for the provision of hash calculation services to the mining pool. The Company decides when to provide hash calculation services under the agreements and the Company’s enforceable rights to compensation begins only when and lasts as long as the Company provides hash calculation services to the mining pool operator and is created as power is provided over time. In exchange for providing hash calculation services, the Company is entitled to a payout of Bitcoin based on a contractual formula, which primarily calculates the hash rate provided to the mining pool as a percentage of total network hash rate, and other inputs. Revenue is recognized on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as contract inception. For the year ended June 30, 2026, Bitcoin Mining revenue was $90,165.

We identified the auditing of Bitcoin Mining revenue as a critical audit matter due to the extent of audit effort required to perform audit procedures over the Company’s hash calculation services provided to the mining pool operator, the associated contractual payouts including the blockchain contractual inputs, the Company’s valuation of Bitcoin received from the mining pool operator and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s process for recording Bitcoin Mining revenue included the following, among others:

●

With the assistance of our Information Technology (IT) specialists, we identified the significant systems used to monitor hash calculation services and tested the general IT controls over each of these systems

●	We tested the effectiveness of controls over the Company’s Bitcoin Mining revenue calculation.
●

We tested the amount of the Bitcoin Mining revenue recorded by developing an expectation for the amount recorded based on the hash calculation services provided to the mining pool operator and the payout method prescribed in the contract with the mining pool operator and comparing our expectation to the amount recorded by the Company.

●

We confirmed with the mining pool operator the significant contractual terms utilized in the determination of Bitcoin Mining revenue, total mining rewards earned, and the digital asset wallet addresses in which the rewards are deposited.

●	We evaluated the reasonableness of the prices utilized by the Company to value Bitcoin by obtaining independent Bitcoin prices and comparing those to the prices selected by the Company.

We have served as the Company’s auditor since 2024.

/s/ Audit Alliance LLP

Singapore

October 16, 2026

BITVENTURES LTD.

CONSOLIDATED BALANCE SHEETS

(In Thousands, except for number of shares and per share data)

	As of June 30,
	2025	2026
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	950	4,463
Short-term investments	8,791	7,011
Accounts receivable, net	-	2
Deposits, prepayments and other current assets	143	74
Inventories	-	34
Digital assets	-	71
Total current assets	9,884	11,655

Non-current assets:
Property and equipment, net	5	403
Right-of-use asset	-	58
Long-term investment	-	2,100
Total non-current assets	5	2,561

Total Assets	9,889	14,216

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	-	15
Other payables and accrued liabilities	158	208
Lease liability	-	37
Total current liabilities	158	260

Non-current liability:
Lease liability	-	23
Total non-current liability	-	23

Total Liabilities	158	283

Shareholders’ Equity:
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 168,000,000 shares as of June 30, 2025; and US$0.0020 par value; authorized 100,000,000 shares; issued and outstanding 8,484,581 shares as of June 30, 2026)	17	17
Additional paid-in capital	45,783	46,578
Accumulated deficit	(36,069)	(32,645)
Accumulated other comprehensive loss	-	(17)
Total Shareholders’ Equity	9,731	13,933

Total Liabilities and Shareholders’ Equity	9,889	14,216

The accompanying notes are an integral part of these consolidated financial statements.

BITVENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2024	2025	2026
	(US$)	(US$)	(US$)
Continuing operations

Revenues
Digital assets	-	-	90
E-commerce	-	-	119
Client referral services	21,818	-	289
Total revenues	21,818	-	498

Operating cost and expenses
Cost of revenues
Digital assets, exclusive of depreciation	-	-	61
Digital assets, depreciation	-	-	62
E-commerce	-	-	91
Compensation and benefits	15,808	-	-
Depreciation and amortization	1,014	498	18
Loss on digital assets	-	-	18
Share-based compensation expenses	102	236	795
Sales and marketing expenses	3,131	530	42
General and administrative expenses	2,537	2,421	1,676
Total operating cost and expenses	22,592	3,685	2,763

Loss from operations	(774)	(3,685)	(2,265)
Other income/(expenses)
Interest (expense)/income, net	(61)	121	338
Other income/(expense), net	70	(2,109)	5,351
Total other income/(expenses), net	9	(1,988)	5,689

(Loss)/income before income tax expense	(765)	(5,673)	3,424
Income tax expense	-	117	-
Net (loss)/income from continuing operations, net of tax	(765)	(5,790)	3,424

Other comprehensive loss
Unrealized losses on short-term investments	-	-	(17)

Net (loss)/income and comprehensive loss from continuing operations, net of tax	(765)	(5,790)	3,407

Discontinued operations

Income for the year from discontinued operations, net of income taxes	22	421	-

Net (loss)/income and comprehensive loss for the year	(743)	(5,369)	3,407

(Loss)/income per share
From continuing operations
Ordinary share - Basic	(0.27)	(1.31)	0.41
Ordinary share - Diluted	(0.27)	(1.31)	0.41

From discontinued operations
Ordinary share - Basic	0.01	0.10	N/A
Ordinary share - Diluted	0.01	0.10	N/A

From continuing and discontinued operations
Ordinary share - Basic	(0.27)	(1.22)	0.41
Ordinary share - Diluted	(0.27)	(1.22)	0.41

Weighted average number outstanding:
Ordinary share - Basic	2,800,000 *	4,406,557 *	8,434,320
Ordinary share - Diluted	2,800,000 *	4,406,557 *	8,434,320

* On December 19, 2025, the Company held an Extraordinary General Meeting and shareholders approved a share consolidation such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each will be consolidated into one (1) ordinary share of par value US$0.0020 each (the “Share Consolidation”).

According to ASC 260 Earnings Per Share, the share consolidation requires a retroactive adjustment to the Weighted Average Shares Outstanding for all periods presented in the consolidated statements.

The accompanying notes are an integral part of these consolidated financial statements.

BITVENTURES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Thousands, except for share and per share data, or otherwise stated)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Number of ordinary shares *	Amount
		(US$)	(US$)	(US$)	(US$)	(US$)

Balance as of June 30, 2023	56,000,000	6	33,154	(29,957)	-	3,203
Net loss for the year	-	-	-	(743)	-	(743)
Share-based compensation recognized in equity	-	-	102	-	-	102
Balance as of June 30, 2024	56,000,000	6	33,256	(30,700)	-	2,562
New shares issued	112,000,000	11	997	-	-	1,008
Waiver of loan for capital contribution	-	-	11,294	-	-	11,294
Net loss for the year	-	-	-	(5,369)	-	(5,369)
Share-based compensation recognized in equity	-	-	236	-	-	236
Balance as of June 30, 2025	168,000,000	17	45,783	(36,069)	-	9,731
Share consolidation	(159,599,885)	-	-	-	-	-
Net income for the year	-	-	-	3,424	-	3,424
Share-based compensation recognized in equity	-	-	795	-	-	795
Exercise of share-based compensation	84,466	-	-	-	-	-
Other comprehensive loss	-	-	-	-	(17)	(17)
Balance as of June 30, 2026	8,484,581	17	46,578	(32,645)	(17)	13,933

The accompanying notes are an integral part of these consolidated financial statements.

BITVENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2024	2025	2026
	(US$)	(US$)	(US$)

Cash flows from operating activities
Net (loss)/income for the year	(743)	(5,369)	3,424
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Depreciation	51	3	62
Amortization of right-of-use asset	963	495	14
Expected credit loss	49	-	-
Share-based compensation expenses	102	236	795
Loss on digital assets	-	-	18
Loss on early termination of right-of-use asset	-	273	-
Write-off of property and equipment	-	-	4
Gain on disposal of subsidiaries	-	(138)	-
Asset impairment loss	2,158	-	-
Changes in deferred taxes	(324)	-	-
Changes in operating assets and liabilities
Accounts receivable	-	-	(2)
Deposits, prepayments and other current assets	(45)	(397)	69
Digital assets	-	-	(89)
Inventories	-	-	(34)
Accounts payable	-	-	15
Commission payable	(56)	(482)	-
Income tax payable	36	(102)	-
Lease liability	(1,024)	(525)	(12)
Other payables and accrued liabilities	18	(275)	50
Due to related parties	1,379	(201)	-
Net cash provided by/(used in) operating activities	2,564	(6,482)	4,314

Cash flows from investing activities
Placement of short-term investments	-	(8,791)	(13,240)
Proceeds from disposal and maturity of short-term investments	-	-	12,903
Purchase of property and equipment	-	(2)	(464)
Net cash inflow from disposal of subsidiaries	-	33	-
Net cash used in investing activities	-	(8,760)	(801)

Cash flows from financing activity
Proceeds from issuance of ordinary shares	-	1,008	-
Net cash provided by financing activity	-	1,008	-

Net increase/(decrease) in cash and cash equivalents	2,564	(14,234)	3,513

Cash and cash equivalents at beginning of the year	12,620	15,184	950
Cash and cash equivalents at end of the year	15,184	950	4,463

Supplemental disclosure of cash flow information:

Income taxes paid	192	479	-

Supplemental disclosure of non-cash flow information:

Waiver of loan for capital contribution	-	11,294	-

The accompanying notes are an integral part of these consolidated financial statements.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

1.	Organization

BitVentures Ltd. (“BitVentures”, the “Company”) was incorporated in the Cayman Islands on July 19, 2019. The Company, through its subsidiaries in Hong Kong and the United States, is engaged in insurance referral services, digital assets mining, and e-commerce retail businesses. The Company is overall engaged in the development of technology business.

On March 26, 2021, the Company completed its initial public offering (“IPO”) of 3,000,000 ADSs at US$10.00 per ADS on NASDAQ. Each ADS represents two ordinary shares of the Company.

On June 28, 2024, the Company terminated its contractual VIE arrangements with Hywin Wealth Management, which, along with its subsidiaries, was previously the primary corporate vehicle to provide wealth management services in mainland China. As a result, the Company has completely exited from the wealth management business in mainland China. In addition, the Company has not been able to exercise control over any of its PRC subsidiaries or VIEs given that all of the Company’s subsidiaries and VIEs in the PRC were effectively owned or controlled by Han Hongwei, our ex-Chairman, and are seized in the PRC. Accordingly, the Company is deemed to have lost de facto control of all of its PRC subsidiaries, VIEs, and their associated assets and operations, and deems its contractual agreements with its VIEs as invalid. The Company’s combined financial statements for the year ended June 30, 2024 were prepared excluding such PRC subsidiaries and VIEs.

On August 14, 2024, the Company completely exited its businesses in overseas wealth management and asset management in Hong Kong, and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for US$641. After the disposals, the Company no longer holds financial service licenses in Hong Kong.

On March 17, 2025, the Company effectuated a change of control and issued to Carmel Holdings Limited 112,000,000 (or 5,600,000 restricted ordinary shares after the share consolidation on January 2, 2026) restricted ordinary shares of the Company.

On December 2, 2025, the Company announced that it would terminate its Deposit Agreement dated March 25, 2021 entered into between the Company and Deutsche Bank Trust Company Americas as depositary for the Company’s American Depositary Shares (the “ADSs”).

On December 19, 2025, the Company held an Extraordinary General Meeting, in which shareholders approved a number of resolutions pertaining to restructuring of the Company’s share capital, which included a share consolidation of every issued and unissued twenty ordinary shares of par value US$0.0001 each into one new consolidated ordinary share of par value US$0.0020 each.

On December 19, 2025, the Company’s name was changed from Santech Holdings Limited to BitVentures Limited.

On January 5, 2026, the Company’s substitution listing was approved by Nasdaq. All outstanding American Depositary Shares (ADSs) were cancelled. The Company’s consolidated ordinary shares of par value US$0.0020 each were listed for trading on the Nasdaq Capital Market under the ticker “BVC.”

As of June 30, 2026, detailed information of the Company and the Company’s major subsidiaries is summarized as follows:

	Date of	Percentage of	Place of	Principal business
Name of subsidiaries	incorporation	ownership	incorporation	activities

New Innovations BVI Limited	June 27, 2025	100%	BVI	Investment holding

New Innovations Limited	March 15, 2023	100%	Hong Kong	Technology development

BitVentures America Inc	September 16, 2015	100%	United States	Technology development

Freedom Mining LLC	November 3, 2025	100%	United States	Digital assets

BTV-NDR eCommerce LLC	July 29, 2025	100%	United States	E-commerce

Santech Global Hong Kong Limited	May 3, 2016	100%	Hong Kong	Provision of client referral services

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The Company’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. The consolidation of all entities has been accounted for in accordance with ASC 810.

c)	Discontinued operations

The Company reports a disposal of its component or a group of its components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In the consolidated statements of operations and comprehensive (loss) income, the results from discontinued operations are reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinued operations are presented separately in the consolidated statements of cash flows. Unless otherwise noted, discussion in the notes to consolidated financial statements refers to the Company’s continuing operations. Refer to note 3 for additional information.

d)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Company bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, useful lives and impairment of long-lived assets.

e)	Foreign currency translation and transactions

The Company’s reporting currency is US dollars (“US$”) and the functional currency of the Company and its subsidiaries is the US$ and Hong Kong dollars (“HK$”). For those subsidiaries which have the functional currency other than US$, the financial statements are translated from their respective functional currencies into US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. For the years ended June 30, 2024, 2025 and 2026, there are no translation differences from the subsidiaries’ functional currency to the reporting currency as it pegged to the reporting currency (US$1: HK$7.8).

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. For the years ended June 30, 2024, 2025 and 2026, the Company recognized a reversal of impairment loss on cash deposits held at PRC bank accounts of nil, nil and US$5,360, respectively. As of June 30, 2024 and 2025, the Company had accrued for the related bank balance. The reversal recognized in 2026 resulted from the recovery of previously impaired cash deposits.

g)	Short-term investments and long-term investment

All investments with original maturities less than twelve months or investments that are expected to be realized in cash during the next twelve months are classified as short-term investments. All investments with original maturities more than twelve months or investments that are expected to be realized in cash over the next twelve months are classified as long-term investments. The Company accounts for short-term and long-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Company classifies the short-term and long-term investments in debt securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. For the years ended June 30, 2024, 2025 and 2026, the Company recognized the interest income from short-term and long term investments of nil, US$121 and US$311, respectively. No impairment loss on short-term and long-term investments was identified for the years ended June 30, 2024, 2025 and 2026, respectively.

h)	Current expected credit loss

In June 2016, the FASB issued ASU 2016-13: Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606.

The Company maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to financial assets, and the estimated credit losses charged to the allowance in the consolidated statements of operations and comprehensive (loss) income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customer.

The Company recognized allowance from continuing operations of credit losses of US$49, nil and nil for other current assets for the years ended June 30, 2024, 2025 and 2026, respectively.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

i)	Leases

The right-of-use assets and related lease liability are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liability. The cost of right-of-use assets includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended June 30, 2024, 2025 and 2026.

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

There was loss on early termination of lease from continuing operations of nil, US$273 and nil for the years ended June 30, 2024, 2025 and 2026.

The Company elected not to recognize short-term leases with an initial lease term of twelve months or less.

j)	Fair value of financial instruments

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

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, deposit and other current assets, other payables and accrued liabilities approximates fair value because of their short-term nature.

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

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

k)	Digital assets

The Company’s digital assets primarily include Bitcoin, Dogecoin and Litecoin, which are included in current assets in the accompanying consolidated balance sheets. The Company early adopted ASU 2023-08, which requires entities to measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. According to ASU 2023-08, changes in fair value and realized gains or losses are now reported as “Loss on digital assets” in the consolidated statements of operations and comprehensive (loss) income. Digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed as note 2(o) below.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The Company determined that Coinbase, Global Inc. (“Coinbase”) is its principal market as it provides the most reliable and greatest volume and level of activity for its digital assets for which the Company can access.

The Company recognizes mining revenue by utilizing the spot price of Bitcoin, Dogecoin and Litecoin determined using Coinbase at 0:00:00 UTC on the date of contract inception.

l)	Inventories

The Company’s inventories consist entirely of finished goods. The Company currently records inventories on its balance sheet on a weighted-average basis, or net realizable value, if it is below the Company’s recorded cost. The Company’s costs include the purchase cost, tariffs and duties associated with transporting products across national borders, and freight costs associated with transporting the product from its seller to its warehouses, as applicable. The valuation of our inventory requires us to make judgments, based on available information such as historical data, about the likely method of disposition, such as through sales to individual customers or liquidations, and expected recoverable values of each disposition category. Changes to the relevant assumptions and projections would impact on our consolidated financial results in periods subsequent to recording these estimates. If we anticipate a change in assumptions such as future demand or market conditions to be less favorable than our previous estimates, additional inventory write-downs may be required. Conversely, if we are able to sell inventories that had been written down to a level below the ultimate realized selling price in a previous period, sales would be recorded with a lower or no offsetting charge to cost of sales.

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

m)	Property and equipment, net

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Direct costs incurred to develop or obtain software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software’s useful life when the software is placed in service. The estimated useful lives by asset category are:

	Estimated useful lives (in years)
Digital asset mining equipment		3
Office equipment	3	-	4

n)	Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. There was no impairment for long-lived assets from continuing operations for the years ended June 30, 2024, 2025 and 2026.

o)	Revenue recognition

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

Revenue from continuing operations

Digital assets

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is non-cash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

The Company’s revenues generated from digital asset mining business are all from the United States.

E-commerce

The Company derives its revenue from the sale of consumer products, including consumer electronics, toys and other consumer product categories. The Company sells its products directly to consumers through its storefront on Amazon, an online retail channel.

A performance obligation is a promise in a contract to transfer a distinct good to the customer and is the unit of account in ASC Topic 606. Revenue is recognized when the performance obligation is satisfied. A good or service that is promised to a customer is distinct if the customer can benefit from the good and services either on its own or together with other resources that are readily available to the customer. The customer can benefit from the goods received that are readily available and the fulfillment activities are completely dependent on the physical goods in the order. Each of the Company’s contracts have a single distinct performance obligation, which is the promise to transfer individual goods. For all of the Company’s sales and distribution channels, revenue is recognized at point in time when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied), which typically occurs at the delivery date of shipping documents. As a result, the Company has a present and unconditional right to payment and record the amount due from the customer in accounts receivable.

The Company evaluated principal versus agent considerations to determine whether it is appropriate to record platform fees paid to Amazon as an expense or as a reduction of revenue. Platform fees are recorded as sales and distribution expenses and are not recorded as a reduction of revenue because the Company owns and controls all the goods before they are transferred to the customer. The Company can, at any time, direct Amazon, to return the Company’s inventory to any location specified by the Company. It is the Company’s responsibility to make customers whole following any returns made by customers directly to Amazon and the Company retains the back-end inventory risk. Further, the Company is subject to credit risk (i.e. credit card charge backs), establishes prices of its products, can determine who fulfills the customer orders (Amazon or the Company) and can limit quantities or stop selling the goods at any time. Based on these considerations, the Company is the principal in this arrangement.

At contract inception, an entity shall assess the goods or services promised in a contract with a Customer and shall identify as a performance obligation each promise to transfer to the customer either the good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. For consumer product sales, the Company has elected to treat shipping and handling as fulfillment activities, and not a separate performance obligation. Accordingly, the Company recognizes revenue for its single performance obligation related to product sales at the time control of the merchandise passes to the customer, which is generally at the time of delivery. The Company bills customers for shipping and handling certain sales and such charges are recorded as part of revenue. Shipping and handling revenue for the years ended June 30, 2024, 2025 and 2026 were nil, nil and de minimis, respectively.

Client referral services

Revenues generated from insurance referral service represents a one-time referral fee earned by the Company for serving as a referrer to insurance agencies and facilitating the sale of various insurance products offered by the insurance companies.

The Company provides insurance brokerage referrer services by only referring clients to insurance brokers or insurance companies to purchase insurance products offered by insurance companies and receives introduction fees from insurance brokers or insurance companies regardless of the effectiveness of insurance products commencement and is not subject to rebates, returns or other variable consideration. The Company did not have further performance obligation after referring clients to insurance brokers or insurance companies to purchase insurance products offered by insurance companies. The Company enters into referral agreements with insurance brokers or insurance companies to specify key terms and conditions of each arrangement. The Company has minimal monitoring measures to control throughout all stages of referring process and has no right to obtain detailed information about matched agreements or related documents. These referral fees are normally calculated as a percentage of first year premium depending on the type of insurance product. The corresponding payment is applied against the customer’s transit periods typically do not exceed one month.

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

The following tables present the Company’s revenues disaggregated by service line and timing of revenue recognition:

From continuing operations:

	Year Ended June 30,
	2024	2025	2026
	US$	US$	US$
Revenues recognized at a point in time

Digital assets	-	-	90

E-commerce	-	-	119

Client referral services	21,818	-	289

Total revenues from continuing operations	21,818	-	498

BITVENTURES LTD.
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

Asset management service

Revenue generated from providing asset management service represents management fees and performance-based income the Company earns by serving as an investment manager. The revenue is not subject to rebates or returns.

Management fees

Management fees generated by the Company’s asset management services are earned from providing investment management service throughout the duration of various investment funds.

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

Such revenue of performance-based income from providing asset management services are recognized at a point in time when the performance of the fund can be determined and the Company receives above-mentioned service fee. The revenue is not subject to rebates or returns.

The following tables present the Company’s revenues disaggregated by service line and timing of revenue recognition:

From discontinued operations:
	Year Ended June 30,	Two Months Ended August 31,
	2024	2024
	US$	US$

Revenues recognized at a point in time

Wealth management service	2,286	11

Asset management service	3,919	1,170

Total net revenues from discontinued operations	6,205	1,181

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

p)	Cost of revenue

Digital assets

Cost of revenue under digital assets consists primarily of direct production costs related to mining operations, including electricity costs, maintenance and support fees and/or other relevant costs paid to our hosting facilities.

Depreciation expenses of digital assets mining equipment are separately stated in the Company’s consolidated statements of operations.

E-commerce

Cost of revenue under e-commerce consists of the book value of inventory sold to customers during the reporting period. When circumstances dictate that the Company uses net realizable value as the basis for recording inventory, it bases its estimates on expected future selling prices less expected disposal costs.

Client referral services

Compensation and benefits primarily include base salary, sales commission and other compensation and benefits of the Company’s relationship managers, who directly contribute to the Company’s revenues generation activities, such as distribution of insurance products under wealth management and provision of investment management services under asset management.

Unpaid commissions were separately presented as commission payable and long-term commission payable on the Company’s consolidated balance sheets, depending on whether the amounts are expected to be paid within or after one year of each reporting date.

q)	Other income/(expenses), net

Net other income/(expenses) are recorded as a result of non-operating income or expenses, including one-off legal settlement amounts for a class action lawsuit brought against us and associated legal expenses, the reversal of impaired cash deposits in PRC banks and loss on early termination of operating lease.

r)	Related party

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

s)	Income taxes

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of (loss) income and comprehensive loss in the period that includes the enactment date.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

t)	Uncertain tax positions

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

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Company’s Hong Kong subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.10 (Revised) (“DIPN10”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. For the years ended June 30, 2024, 2025 and 2026, the Company did not have any material interest or penalties associated with tax positions. The Company did not have any significant unrecognized uncertain tax positions as of June 30, 2025 and 2026. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. For the years ended June 30, 2024, 2025 and 2026, the Company does not have any entity that is under tax examination.

u)	Share-based compensation

The Company follows the guidance of ASC Topic 718 “Compensation—Stock Compensation” and the share-based payment transactions with employees are measured based on the grant-date fair value of the instruments, with recognition of either a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award on straight line basis, which is generally the vesting period. Refer to note 16 for details.

v)	Segment reporting

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

The Company has three reportable segments: digital assets, e-commerce and client referral services. The reportable segments are identified based on the types of service performed.

w)	Earnings per share

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

x)	Commitments and contingencies

The Company accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

y)	Recently issued or adopted accounting pronouncements

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

On December 8, 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which updates the current guidance by improving navigability of the required interim disclosures, clarifying when that guidance is applicable and adding a principle that requires entities to disclose events since the last annual reporting period that have a material impact on the entity. The amendments will be effective for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-11.

3.	Discontinued operations

On August 14, 2024, the Company exited its businesses in overseas wealth management and asset management and disposed of certain subsidiaries in Hong Kong, namely, Haiyin Insurance (Hong Kong) Co., Limited and Hywin International Insurance Broker Limited for nil consideration, and Haiyin International Asset Management Limited and Hywin Asset Management (Hong Kong) Limited for US$641. After the disposals, the Company no longer holds financial service licenses in Hong Kong.

The disposal represented a strategic shift from providing wealth management service and asset management service to focusing on new businesses in the technology sector, including digital assets, e-commerce and other opportunities in consumer technology and enterprise technology. The Company has classified the historical financial results of Wealth management and Asset management service as discontinued operations in the Company’s consolidated statements of operations and comprehensive (loss) income for all periods presented.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

The following tables set forth statement of operations of discontinued operations which were included in the Company’s consolidated financial statements:

	Year Ended June 30	Two Months Ended August 31,
	2024	2024
	US$	US$

Discontinued operations

Net revenues
Wealth management	2,286	11
Asset management	3,919	1,170
Total net revenues	6,205	1,181

Operating cost and expenses
Compensation and benefits	1,451	602
Sales and marketing expenses	359	-
General and administrative expenses	1,969	266
Asset impairment loss	2,158	-
Total operating cost and expenses	5,937	868

Income from operations	268	313

Other expense, net	(16)	(1)

Income before income tax expense	252	312
Income tax expense	(230)	(29)
Net income from discontinued operations	22	283

Gain on disposal of subsidiaries from discontinued operations, net	-	138

Income for the year from discontinued operations, net of income taxes	22	421

Summarized cash flow information for discontinued operations is as follows:
Net cash flows used in operating activities	(587)	(1,265)
Net cash flows provided by investing activities	-	33

The following table summarizes significant non-cash operating items and capital expenditures of discontinued operations included in the consolidated statements of cash flows for the periods presented.

Significant non-cash operating items
Amortization of intangible asset	51	-
Asset impairment loss	2,158	-

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

Gain from disposal of subsidiaries under discontinued operations:

	Wealth management business	Asset management business	Total
	US$	US$	US$

Considerations received	-	641	641
Less: Net assets disposed of	(134)	(369)	(503)

(Loss)/gain from disposal of subsidiaries	(134)	272	138

Reconciliation of the carrying amount of assets and liabilities:

	As of June 30, 2024	As of August 31, 2025
	US$	US$
Assets
Cash and cash equivalents	1,873	608
Deposits, prepayments and other current assets	-	256
Due from related parties	-	93
Income tax receivable	-	220

Total Assets	1,873	1,177

Liabilities
Commission payable	859	378
Income tax payable	91	210
Due to related parties	1,970	86
Other payable and accrued liabilities	7	-

Total Liabilities	2,927	674

Net (liabilities)/assets	(1,054)	503

4.	Deposits, Prepayments and Other Current Assets

	As of June 30,
	2025	2026
	US$	US$

Deposits, prepayments and other current assets	143	74

5.	Cash and Cash Equivalents

	As of June 30,
	2025	2026
	US$	US$

Cash and cash equivalents	950	4,463

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

6.	Property and Equipment, net

	As of June 30,
	2025	2026
	US$	US$

Digital asset mining equipment	-	459
Office equipment	-	4
Electronic equipment	18	2

Less: accumulated depreciation	(13)	(62)
Total property and equipment, net	5	403

Depreciation expenses from continuing operations for the years ended June 30, 2024, 2025 and 2026 were approximately US$51, US$3 and US$62, respectively.

For the years ended June 30, 2024, 2025 and 2026, the Company purchased the miners for digital assets were nil, nil and US$459, respectively.

For the years ended June 30, 2024, 2025 and 2026, the Company purchased the office equipment were nil, nil and US$4, respectively.

For the years ended June 30, 2024, 2025 and 2026, cost for the electronic equipment disposed were nil, US$50 and US$16, respectively.

For the years ended June 30, 2024, 2025 and 2026, no impairment loss from continuing operations was recognized for the Company’s property and equipment.

The Company periodically reviews the recoverable amount of property and equipment. Certain electronic equipment was disposed or written off due to no longer in use or having become technically or economically obsolete.

7.	Leases

Operating leases as lessee

The Company entered into operating lease agreements primarily for offices.

On January 28, 2026, the Company entered into an office lease agreement in Hong Kong for general and administrative purposes. The initial lease term is two years with option to renew. As of June 30, 2026, the Company’s operating leases had a weighted average remaining lease term of 1.59 years. As of the same date, the Company’s operating leases had a weighted average discount rate of 5%.

As of June 30, 2025, the operating leases was mutually terminated in January 2025 and which is early before the maturity date of the right-of-use asset. A loss from early termination loss from continuing operations for the years ended June 30, 2024, 2025 and 2026 was recognized approximately nil, US$273 and nil, respectively. As of June 30, 2024, the Company’s operating leases had a weighted average remaining lease term of 1.17 years. As of the same date, the Company’s operating leases had a weighted average discount rate of 3.50%.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

The following tables show right-of-use asset and lease liability, and the associated financial statement line items:

	As of June 30,
	2025	2026
	US$	US$

Asset
Right-of-use asset, net	-	58

Liability
Lease liability, current	-	37
Lease liability, non-current	-	23

The components of lease expenses are as follows:

	For the Year Ended June 30
	2025	2026
	US$	US$

Operating lease expense
Amortization of right-of-use asset	495	14
Interest expense on lease liability	17	2
Total	512	16

Maturities of lease liability were as follows:

	As of June 30,
	2025	2026
	US$	US$
Twelve months ending June 30,
2025	-	-
2026	-	40
2027	-	23
Total lease payments	-	63
Less: imputed interest	-	(3)
Total	-	60

8.	Other Payables and Accrued Liabilities

	As of June 30,
	2025	2026
	US$	US$

Accrued payroll	-	30
Accrued audit and audit-related fees	150	154
Other current liabilities	8	24
Total other payables and accrued liabilities	158	208

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

9.	Income Taxes

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

United States

Our subsidiaries incorporated in the United States are subject to U.S. federal corporate income tax at a rate of 21% on their taxable income, as well as to state and local income and other taxes in the states in which they operate.

For each year ended June 30, 2024, 2025 and 2026, the Company’s (loss)/income before tax from continuing operations consisted of:

	Years Ended June 30,
	2024	2025	2026
	US$	US$	US$

Hong Kong	(759)	(3,154)	5,172
United States	(6)	(305)	120
Others	-	(2,214)	(1,868)
	(765)	(5,673)	3,424

For each year ended June 30, 2024, 2025 and 2026, the Company’s income tax benefit from continuing operations consisted of:

	Years Ended June 30,
	2024	2025	2026
	US$	US$	US$
Hong Kong income tax expenses
- Current year	-	-	-
- Prior year	-	117	-
	-	117	-

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

A reconciliation of the income tax expense determined at the Hong Kong statutory income tax rate to the Company’s actual income tax expense is as follows:

	Years Ended June 30,
	2024	2025	2026
	US$	US$	US$

(Loss)/income before income tax expense	(759)	(3,154)	5,172
Hong Kong statutory income tax rate	16.5%	16.5%	8.25%
Income tax at Hong Kong statutory income tax rate	-	-	36
Utilized the unrecognized net losses in prior years	-	-	(36)
Tax effect of prior-year tax filing difference	-	117	-
Income tax expense	-	117	-

A reconciliation of the income tax expense determined at the United States federal statutory tax rate to the Company’s actual income tax expense is as follows:

	Years Ended June 30,
	2024	2025	2026
	US$	US$	US$

(Loss)/income before income tax expense	(6)	(305)	120
Federal statutory tax rate	21%	21%	21%
Income tax at federal statutory tax rate	-	-	25
Utilized the unrecognized net losses in prior years	-	-	(25)
Income tax expense	-	-	-

The Company’s deferred tax liabilities were recorded as a result of recognition of the identifiable intangible assets acquired from various acquisition transactions. As of June 30, 2025 and 2026, there was no deferred tax liabilities.

Total NOLs carryforwards of the Company’s subsidiaries in Hong Kong are US$8,074 and US$7,634 as of June 30, 2025 and 2026, respectively. The NOLs of the Company’s subsidiaries in Hong Kong can be carried forward indefinitely. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax laws. As of June 30, 2025 and 2026, the Company recorded nil and nil deferred tax assets related to the NOLs.

Total NOLs carryforwards of the Company’s subsidiaries in the United States are subject to agreement by the tax authorities. The net operating losses (NOLs) carryforwards are not subject to any expiration period under federal regulations. Management considered the tax positions are supportable and accurate. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax laws. As of June 30, 2025 and 2026, the Company recorded nil and nil deferred tax assets related to the NOLs.

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

On December 19, 2025, the Company held an Extraordinary General Meeting and passed a number of resolutions pertaining to the Company’s share capital restructuring. Following the shareholders’ approval by resolutions at the Extraordinary General Meeting, the Company terminated its Deposit Agreement dated March 25, 2021 entered into between the Company and Deutsche Bank Trust Company Americas as depositary for the Company’s ADSs, and beneficial owners and holders of ADSs issued thereunder. Immediately following the termination of the ADR Facility, the Company consolidated its shares such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each were consolidated into one (1) ordinary share of par value US$0.0020 each (each, a “Consolidated Ordinary Share”) (the “Share Consolidation”). All outstanding ADSs were automatically cancelled and ADS holders received Consolidated Ordinary Shares at a ratio of one Consolidated Ordinary Share for each ten ADS cancelled after taking into account the ADS ratio. The Consolidated Ordinary Shares were listed for trading on Nasdaq Capital Market in substitution for its ADSs (the “Substitution Listing”) on January 5, 2026.

During the year ended December 31, 2025, 84,466 ordinary shares were issued to the Company’s directors in settlement of an equal number of fully vested restricted share units awarded to such individuals by the Company pursuant to grants made under the Company’s 2020 Plan.

As of June 30, 2025 and 2026, 168,000,000 and 8,484,581 ordinary shares were issued at par value, equivalent to share capital of US$17 and US$17, which number of shares was same as that outstanding as of the issuance date of the financial statements.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

11.	(Loss)/Income Per Share

Basic and diluted (loss)/income per share are calculated as follows:

	Years Ended June 30,
	2024	2025	2026
	US$	US$	US$
Numerator:
Net (loss)/income attributable to shareholders of BitVentures Ltd.
-from continuing operations	(765)	(5,790)	3,424
-from discontinued operations	22	421	-
-from continuing and discontinued operations	(743)	(5,369)	3,424

Denominator:
Denominator for basic loss/income per share:
Weighted average number of ordinary shares outstanding	2,800,000 *	4,406,557 *	8,434,320
Dilutive effect of outstanding share options	-	-	-
Denominator for diluted loss/income per share	2,800,000 *	4,406,557 *	8,434,320

From continuing operations
Basic (loss)/income per share	(0.27)	(1.31)	0.41
Diluted (loss)/income per share	(0.27)	(1.31)	0.41

From discontinued operations
Basic loss per share	0.01	0.10	N/A
Diluted loss per share	0.01	0.10	N/A

From continuing and discontinued operations
Basic (loss)/income per share	(0.27)	(1.22)	0.41
Diluted (loss)/income per share	(0.27)	(1.22)	0.41

* On December 19, 2025, the Company held an Extraordinary General Meeting and shareholders approved a share consolidation such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each will be consolidated into one (1) ordinary share of par value US$0.0020 each (the “Share Consolidation”).

12.	Financial Information of Parent Company

The Company was incorporated on July 19, 2019 and became parent company of the Company upon the completion of the Reorganization on September 29, 2019. The following disclosures presented the financial positions of the Parent Company as of June 30, 2025 and 2026, and results of its operations and its cash flows for the years ended June 30, 2024, 2025 and 2026, as if the current corporate structure has been in existence throughout the periods presented.

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

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

Balance Sheets

(In Thousands, except for share and per share data, or otherwise stated)

	As of June 30,
	2025	2026
	(US$)	(US$)

Assets
Cash and cash equivalents	-	721
Due from related parties	25,982	24,418
Interests in subsidiaries	-	50
Total Assets	25,982	25,189

Liability
Other payables and accrued liabilities	150	183
Total Liability	150	183

Shareholders’ Equity
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 168,000,000 shares as of June 30, 2025; and US$0.0020 par value; authorized 100,000,000 shares; issued and outstanding 8,484,581 shares as of June 30, 2026)	17	17
Additional paid-in capital	29,200	29,996
Accumulated deficit	(3,385)	(5,007)
Total Shareholders’ Equity	25,832	25,006

Total Liability and Shareholders’ Equity	25,982	25,189

Statements of Operations and Comprehensive Loss

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2024	2025	2026
	US$	US$	US$

Net loss	-	(3,380)	(1,622)

Statements of Cash Flows

(In Thousands, except for share and per share data, or otherwise stated)

	Years Ended June 30,
	2024	2025	2026
	US$	US$	US$

Cash flows (used in)/provided by operating activities	-	(1,008)	721
Cash flows provided by financing activities	-	1,008	-
Net change in cash and cash equivalents	-	-	721
Cash and cash equivalents at beginning of the year	-	-	-
Cash and cash equivalents at end of the year	-	-	721

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

13.	Employee Defined Contribution Plan

Obligations for contributions to defined contribution retirement plans for full-time employees in Hong Kong and United States, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance and Section 401(k) of the Internal Revenue Code, are recognized as expenses in the income statement as incurred. The total amounts for such employee benefits for the continuing operations were approximately US$82 and US$12 and US$10 for the years ended June 30, 2024, 2025 and 2026, respectively.

14.	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of June 30, 2026, all of the Company’s cash and cash equivalents were held by major financial institutions located in Hong Kong and United States of America. The Company believes that these financial institutions located in Hong Kong and United States of America are of high credit quality. For deposit to suppliers, the Company extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Company’s finance team is responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Company reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Company considers that the Company’s credit risk for deposit to suppliers is significantly reduced.

Concentration of customers

The following tables summarized the information about the Company’s concentration of customers from continuing operations for the years ended June 30, 2024, 2025 and 2026, respectively:

	A	B	C
Year Ended June 30, 2026
Revenues, customer concentration risk	58%	0%	0%

Year Ended June 30, 2025
Revenues, customer concentration risk	0%	0%	0%

Year Ended June 30, 2024
Revenues, customer concentration risk	73%	27%	0%

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

15.	Segment Reporting

The Company has three reportable segments: digital assets, e-commerce, and client referral services. The reportable segments are identified based on the types of service performed.

The CODM analyzes the performance of the segments based on reportable segment revenue and reportable segment cost of revenue. No operating segments have been aggregated to form the reportable segments.

The Company does not allocate all assets to the reporting segments as these are managed on an entity-wide basis. Therefore, the Company does not separately disclose the total assets of its reportable operating segments.

The following tables present segment revenue and segment gross profit reviewed by the CODM:

The Year Ended June 30, 2026

	Digital assets	E-commerce	Client referral services	Total

Revenue from external customers	90	119	289	498

Less: cost of revenue
Maintenance and support fees to hosting facilities	(61)	-	-	(61)
Depreciation of digital asset mining equipment	(62)	-	-	(62)
Cost of inventory	-	(56)	-	(56)
Fulfillment and warehouse fees	-	(30)	-	(30)
Cost of packing and preparation	-	(5)	-	(5)

Segment gross (loss)/profit	(33)	28	289	284

The Year Ended June 30, 2024 and 2025

For the years ended June 30, 2024 and 2025, the Company has only one reportable segment of client referral services.

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

16.	Share-based Compensation

Restricted Shares Awards

On December 6, 2020, the Company adopted a share incentive plan (or the “2020 Plan”), which provides for the granting of restricted shares to employees of the Company. Under the 2020 Plan, the maximum aggregate number of ordinary shares available for issuance will be 5,000,000 ordinary shares, equal to 10% of the total outstanding ordinary shares of the Company immediately prior to completion of our public offering. The restricted share awards under the 2020 Plan granted to employees contain an explicit service condition, under which the awards will be considered to be forfeited if the grantees resigned within 3 years or 4 years after the date of grant. The foregoing vesting schedule notwithstanding, if the grantee’s continuous service terminates before all of his or her restricted shares have vested due to retirement, the restricted shares shall remain outstanding and eligible for vesting based on the vesting schedule. Notwithstanding the standard vesting schedule, all unvested restricted shares shall immediately vest in full if the grantee’s continuous service is terminated (i) by the Company without cause or by the grantee for good reason at any time prior to the scheduled vesting dates, (ii) within twelve months following a change in control, or (iii) due to the grantee’s death or disability.

The summary of activities of the service-based restricted share awards under the 2020 Plan during the years ended June 30, 2025 and 2026 is presented as follows:

	Number of restricted shares	Weighted average grant date fair value
		US$
Awarded and unvested as of July 1, 2024	-	-
Granted	1,776,000	1.19
Forfeited/cancelled	-	-
Vested	-	-
Awarded and unvested as of June 30, 2025	1,776,000	1.19
Effect of share consolidation	(1,687,200)	-
Awarded and unvested as of June 30, 2025 (restated)	88,880	11.90
Granted	-	-
Forfeited/cancelled	-	-
Vested	(84,466)	-
Awarded and unvested as of June 30, 2026	4,334	11.90

For the year ended June 30, 2025, 1,776,000 restricted shares were granted under the 2020 Plan, all of which remain outstanding and unvested.

On January 5, 2026, the Company consolidated its shares such that every issued and unissued twenty (20) ordinary shares of par value US$0.0001 each were consolidated into one (1) ordinary share of par value US$0.0020 each. The restated number of restricted shares after the effect of share consolidation would be 88,880 restricted shares.

For the year ended June 30, 2026, the board of directors approved the accelerating of vesting Mr. Lok’s restricted shares, provided Mr. Lok to enter into a letter of undertaking, whereby he undertakes not to sell or otherwise dispose of the securities for an additional one year beyond the original vesting dates.

The Company recognized share compensation expense for the restricted shares under the 2020 Plan of US$236 and US$795 for the years ended June 30, 2025 and 2026.

As of June 30, 2025 and 2026, total unrecognized compensation cost related to unvested share-based awards related to restricted shares was approximately US$1,877 and US$26, respectively, which is expected to be recognized over a weighted-average period of 3.7 years and 1.8 years, respectively.

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

BITVENTURES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands, except for share and per share data, or otherwise stated)

The following table summarizes the option activities under the 2019 Option Plan during the years ended June 30, 2024 and 2025, respectively:

	Number of options	Weighted average remaining contractual life (Years)	Weighted average exercise price
			US$
Outstanding and exercisable
As of June 30, 2024	1,883,803	-	5.48
Forfeited	(1,883,803)	-	-
Exercised	-	-	-
As of June 30, 2025	-	-	-

For the year ended June 30, 2021, 2,250,000 options were granted under the 2019 Option plan. The Company recognized share compensation expense for the share options under the 2019 Option plan of US$102 and nil for the years ended June 30, 2024 and 2025, respectively. The 2019 Option Plan has been terminated for the year ended June 30, 2025.

17.	Commitments and Contingencies

a.	Contingencies

In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2025 and 2026 and through the issuance date of these consolidated financial statements.

b.	Lease commitment

The following table sets forth the Company's future minimum lease payments under the non-cancellable operating lease obligations with respect to the office as of June 30, 2025 and 2026 are payable as follows:

	For the Year Ended June 30
	2025	2026
	US$	US$

Within 1 year	56	7
2 to 5 years	-	4
Total	56	11

18.	Subsequent Events

The Company has evaluated subsequent events through October 16, 2026, the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.